.1130


07028442

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Petrominerales Ltd.

*CURRENT ADDRESS Teleport Business Centre - Torre B
Calle 113 No 7-45, Piso 15
Bogotá D.C. Colombia

**FORMER NAME

**NEW ADDRESS

PROCESSED
DEC 0 7 2007
THOMSON FINANCIAL

FILE NO. 82- 35140

FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐

AR/S (ANNUAL REPORT) ☐

12G32BR (REINSTATEMENT) ☐

SUPPL (OTHER) ☑

DEF 14A (PROXY) ☐

OICF/BY:

DAT : 12/4/07




Petrominerales

PETROMINERALES LTD.

Annual Information Form
for the year ended December 31, 2006

March 30, 2007

TABLE OF CONTENTS

ABBREVIATIONS AND DEFINITIONS

"**ANH**" means Agencia Nacional de Hidrocarburos, or National Hydrocarbon Agency, an agency of the Colombian government;

"**API**" means American Petroleum Institute, but is generally referred to as a degree of gravity that provides a relative measure of crude oil density;

"**ATI**" means Archon Technologies International Inc., an indirect wholly-owned subsidiary of Petrobank;

"**Archon**" means Archon Technologies Ltd., a wholly-owned subsidiary of Petrobank;

"**Board of Directors**" means the board of directors of the Company, as constituted from time to time;

"**baseline production**" means, with respect to the IPCs for Orito and Neiva, an established decline curve corresponding to the field's original production history;

"**Canadian GAAP**" means Canadian generally accepted accounting principles;

"**COGE Handbook**" means the Canadian Oil and Gas Evaluation Handbook prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy and Petroleum;

"**common shares**" means common shares in the share capital of the Company;

"**Company**" or "**Petrominerales**" means Petrominerales Ltd. and includes, except where the context otherwise requires, the Company's wholly-owned subsidiary, PCL;

"**D&M**" means DeGolyer and MacNaughton, independent oil and gas reservoir engineers, of Dallas, Texas, USA;

"**D&M Report**" means the independent engineering appraisal of the Company's reserves prepared by D&M, dated February 20, 2007, with an effective date of December 31, 2006;

"**Ecopetrol**" means Empresa Colombiana de Petróleos, the Colombian state-owned oil company;

"**ESP**" means electrical submersible pump;

"**Exploration Contract**" means an exploration and production contract in Colombia established by the ANH;

"**gross**" means: (a) in relation to the Company's interest in production and reserves, its "Company gross reserves", which represent the Company's working interest (operating and non-operating) share of gross reserves before deduction of royalties and without including any royalty interest of the Company; (b) in relation to wells, the total number of wells in which the Company has an interest; and (c) in relation to properties, the total area of properties in which the Company has an interest;

"**IPC**" means an incremental production contract in Colombia;

"**Joint Operating Agreement**" means the joint operating agreement to be entered upon Archon exercising the option granted under the Option Agreement, which joint operating agreement will govern the operations of certain heavy oil projects in Colombia in which ATI has acquired a working interest pursuant to the Option Agreement;

"**Neiva**" means the 2,395 acre Neiva field in the Upper Magdalena Valley Basin in Colombia;

"**net**" means: (a) in relation to the Company's interest in production and reserves, its "Company net reserves", which represent the Company's working interest (operating and non-operating) share of gross reserves after deduction of royalties obligations; (b) in relation to wells, the number of wells obtained by aggregating the Company's current working interest in each of its gross wells; and (c) in relation to the Company's interest in a property, the total area in which the Company has an interest multiplied by the working interest owned by the Company;

"**NI 51-101**" means National Instrument 51-101 - *Standards of Disclosure for Oil and Gas Activities of the Canadian Securities Administrators*;

"**Option Agreement**" means the option agreement dated May 18, 2006 between Petrominerales and ATI pursuant to which ATI has been granted an option to acquire a working interest in, and to act as operator of, certain heavy oil projects in Colombia using THAI™;

"**Orito**" means the 42,492 acre Orito field in the Putumayo Basin of south western Colombia;

"**PCL**" means Petrominerales Colombia Ltd., a wholly-owned subsidiary of the Company;

"**Petrobank**" means Petrobank Energy and Resources Ltd., the indirect majority shareholder of Petrominerales;

"**Petro International**" means Petro International Ltd. a wholly-owned subsidiary of Petrobank Energy and Resources Ltd.;

"**R Factor**" means the ratio of cumulative revenues to cumulative costs;

"**Reorganization Transactions**" means the share exchange transactions contemplated by the Share Exchange Agreement completed on June 9, 2006, pursuant to which the Company acquired all of the outstanding shares of PCL;

"**Share Exchange Agreement**" means the share exchange agreement dated June 9, 2006 between Petro International and Petrominerales;

"**TEA**" means a Technical Evaluation Agreement in the country of Colombia;

"**Technical Services Agreement**" means the technical services agreement dated July 1, 2003, between Petrobank and PCL;

"**Technology License Agreement**" means the technology license agreement dated May 18, 2006 between ATI and Petrominerales respecting the use of the THAI™ technology in heavy oil projects in Colombia;

"**THAI™**" means Archon's patented Toe-to-Heel-Air-Injection in-situ heavy oil recovery technique, which combines a vertical air injection well with a horizontal production well;

"**TSX**" means the Toronto Stock Exchange; and

"**WTI**" means West Texas Intermediate.

In this Annual Information Form, the abbreviations set forth below have the following meanings:

bbl/d	Barrels of oil per day	**mbbl**	1,000 barrels
bbl(s)	Barrel(s) of oil	**mmbbl**	1,000,000 barrels
Cdn$	Canadian dollars	**M$**	Thousands of United States dollars
km	Kilometres	**$**	United States dollars
km^2	Square kilometres		

The following table sets forth certain standard conversions between Standard Imperial Units and the International System of Units (or metric units).

To Convert From	To	Multiply By
bbls	*cubic metres*	*0.159*
cubic metres	*bbls*	*6.293*
feet	*metres*	*0.305*
metres	*feet*	*3.281*
miles	*kilometres*	*1.609*
kilometres	*miles*	*0.621*
acres	*hectares*	*0.405*
hectares	*acres*	*2.471*
tonnes	*long tons*	*0.984*

Certain other technical terms used in this Annual Information Form but not otherwise defined herein are defined in NI 51-101 and, unless the context otherwise requires, shall have the same meanings herein as in NI 51-101. See the disclosure found under the heading "*Statement of Reserves Data and Other Oil and Gas Information*" of this Annual Information Form.

Unless otherwise noted, the Company's average daily production volumes disclosed herein are based on the Company's working interest production before deduction of royalties paid.

The estimates of reserves and future net revenue for individual properties may not reflect the same confidence level as estimates of reserves and future net revenue for all properties, due to the effects of aggregation.

CURRENCY OF INFORMATION

The information in this Annual Information Form is stated as at December 31, 2006, unless otherwise indicated. For an explanation of the capitalized terms and expressions and certain defined terms, please refer to the '*Glossary of Terms*' at the beginning of this Annual Information Form. Except as otherwise indicated, all dollar amounts in this Annual Information Form are expressed in United States dollars and references to $ are to United States dollars.

FORWARD-LOOKING STATEMENTS

This Annual Information Form, the documents incorporated by reference in this Annual Information Form, and other reports and filings made with securities regulatory authorities include forward-looking statements. All forward-looking statements are based on the Company's beliefs and assumptions based on information available at the time the forward-looking statement was made. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as "will likely result," "are expected to," "will continue," "is anticipated," "believes," "estimated," "intends," "plans," "projection" and "outlook") are not historical facts and may be forward-looking and may involve estimates, assumptions and uncertainties which could cause actual results or outcomes to differ materially from those expressed in the forward looking statements. Accordingly, any such statements are qualified in their entirety by reference to, and are accompanied by, the factors discussed throughout this Annual Information Form. Among the key factors that have a direct bearing on the Company's results of operations are the nature of the Company's involvement in the business of exploration for, and development and production of, oil and natural gas reserves, fluctuations in prices received for oil and natural gas, fluctuations in interest rates and the fluctuation of the exchange rate between the United States dollar and the Colombian peso. These and other factors are discussed in this Annual Information Form under the heading "Risk Factors" and under the heading "Risks and Uncertainties" in the Company's Management's Discussion and Analysis ("MD&A") for the year-ended December 31, 2006. The MD&A can be found on SEDAR at www.sedar.com and is incorporated by reference in into this Annual Information Form.

Actual results achieved during the forecast period may vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors. Such factors include, but are not limited to: general economic, market and business conditions; fluctuations in oil prices; the results of exploration and development drilling, recompletions and related activities; timing and rig availability; outcome of exploration contract negotiations; fluctuations in foreign currency exchange rates; the uncertainty of reserve estimates; changes in environmental and other regulations; risks associated with oil and gas operations; and other factors, many of which are beyond the control of the Company. Further, any forward-looking statement is made only as of a certain date, and the Company undertakes no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events, except as may be required by applicable securities laws. New factors emerge from time to time, and it is not possible for management of the Company to predict all of these factors and to assess in advance the impact of each such factor on the Company's business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement.

PETROMINERALES LTD.

Corporate Structure

The Company was incorporated under the *International Business Companies Act*, 2000 (Bahamas) on April 20, 2006. The Company's registered office is located at Mareva House, 4 George Street, Nassau, Bahamas. The Company's head office is located at Calle 114 No. 9-45 Torre B Oficina 1506, Bogotá, Colombia. The Company's main operating subsidiary, PCL, has been operating in Colombia since 1996.

On May 11, 2006, the Company amended its Memorandum of Association and Articles of Association to increase the authorized share capital to 200 million common shares and to remove the restrictions on the Company's ability to offer common shares to the public.

The following chart illustrates Company's material subsidiaries, as at December 31, 2006.


Petrominerales Ltd. (TSX:PMG)
(Bahamas)
100%
Petrominerales Colombia Ltd.
(Bermuda)

GENERAL DEVELOPMENT OF THE BUSINESS

Petrominerales Colombia Ltd. ("PCL"), through its predecessor companies, was originally incorporated in September 1996 to engage in oil exploration and development activities in Colombia. From 1996 to 2000, PCL undertook the assessment and evaluation of a number of exploration blocks and other opportunities. In April 2001, PCL signed the IPCs in respect of the Orito and Neiva fields. In May 2002, Petrobank Energy and Resources Ltd. ("Petrobank"), through its subsidiary Petro International Ltd. ("Petro International"), acquired all the issued and outstanding shares of PCL. PCL initiated drilling operations in the latter part of 2002, with first production commencing in January 2003.

During 2002 through 2004, the Company executed a program of well re-completions, facility upgrading, and new well drilling which resulted in eight new wells at Neiva and six new wells at Orito. During 2003, the Company encountered a series of operational difficulties at Orito associated with equipment failures, service deficiencies, and unexpected challenges associated with drilling and completion operations. The Company also accumulated technical data regarding reservoir pressures, composition of reservoir fluids, depth intersection with the aquifer and the existence or non-existence of a gas cap in the field, which were initially considered anomalous, but when considered as a whole, required the Company to fully reassess its reservoir model and exploitation strategy. This reassessment necessitated a complete shutdown and re-engineering of the Company's drilling and completion program as well as a complete, bottom-up redevelopment of its reservoir models and associated geological and geophysical architecture. The new model incorporates the concepts of a tilted oil/water contact, a high carbon dioxide concentration and a composition gradient in the oil column ranging from 30° API at the base to 45° API at the highest elevations. The Company's new interpretation of the reservoir was first tested in 2005 with the drilling of the Orito 116 well, the results of which confirmed the southwest extension of the field outside of the previously interpreted zero edge of the field. This well was followed by the Orito 117 and 118 wells which further confirmed the new reservoir model and provided additional support for the Company's long-term development plan and its revised reserve engineering analysis.

On June 9, 2006, the Company, Petro International and PCL completed the Reorganization Transactions, being the share exchange transactions contemplated by the Share Exchange Agreement. Pursuant to the Reorganization Transactions, Petro International exchanged 12,000 common shares of PCL, being all of the issued and outstanding shares of PCL, held by Petro International, for 78,999,900 newly issued common shares of the Company. The Reorganization Transactions did not involve the payment of any cash consideration by any of Petro International, Petrominerales or PCL.

On June 29, 2006, the Company announced the closing of its initial public offering of common shares. The initial public offering was priced at Cdn$3.75 per common share and 16,000,000 common shares were subscribed for, resulting in total gross proceeds of $53.8 million (Cdn$60 million). Petrominerales commenced trading on the Toronto Stock Exchange on June 29, 2006 under the symbol 'PMG'.

As a result of recompletions at Orito and Neiva and the completion of the Orito 117 and 118 wells, aggregate production at Orito and Neiva as at December 31, 2006, averaged 2,194 bbl/d in 2006 and 2,372 bbl/d in the fourth quarter of 2006, working interest to the Company, before deduction of an eight percent royalty.

Recent Developments

On March 9, 2007, it was announced that the Company's Ojo de Tigre–2 well on the Joropo block in the Llanos Basin was initially drilled to a total depth of 8,309 feet and logged and evaluated. Based on our evaluation, and the geological and hydrocarbon indications in this initial well, a decision was made to side-track to a more favorable bottom-hole location. This sidetrack well, Ojo de Tigre-2 Side-Track, was drilled to a total depth of 8,419 feet and has been cased as a potential oil well. The well was cored through certain prospective intervals with indications of high quality oil bearing sands, which was confirmed by subsequent logs indicating a primary target with net oil pay in excess of 25 feet. The well is being tested with production results expected over the next several weeks. This portion of the Llanos Basin is subject to wet surface conditions during the summer months, but Petrominerales is evaluating alternatives to allow long-term, year-round production of this well. The ultimate size of the prospect will be determined through long-term production and potential follow-up drilling. Successful development of this discovery will most likely include upgraded surface access, which would allow for year-round production.

Also on March 9, 2007, it was announced that Petrominerales has executed, or is in the final stages of negotiating, the last six of 13 exploration blocks which will bring Petrominerales' exploration holdings to 1.5 million acres of operated, 100% working interest lands in Colombia's Llanos and Putumayo Basins.

DESCRIPTION OF THE BUSINESS

The Company, through its wholly-owned subsidiary, PCL, is engaged in the exploration for, and the acquisition, development and production of, oil resources in Latin America, specifically, Colombia. The Company's strategy is to realize near term cash flow from exploitation opportunities by applying modern North American technical and business models to mature, but under-exploited Colombian properties formerly operated by Ecopetrol, the Colombian state-owned oil company. In addition, the Company plans to further its growth through opportunity driven exploration on the Company's undeveloped properties in immature areas of Colombia.

Petrominerales has IPCs in two fields in southwestern Colombia. The Company's current production is derived from its two IPCs, at Orito in southern Colombia's Putumayo Basin, and at Neiva in the Upper Magdalena Valley Basin, in each case in partnership with Ecopetrol. Each IPC provides that Petrominerales will share in a portion (initially 79 percent in the case of the Orito Block and 69 percent in the case of the Neiva Block) of the incremental production, above an established baseline production curve, generated by its development activities. Each IPC's established baseline of production corresponds to the decline curve forecast based on the field's original production history. Working interest production is subject to an initial eight percent royalty paid to the government.

The Company is also pursuing potential heavy oil opportunities that would allow it to apply Archon's THAI™ technology. In addition, Petrominerales has finalized or is in the process of finalizing a significant exploratory land base of approximately 1.5 million acres under Exploration Contracts, which provide companies with 100 percent of new production, subject to an initial eight percent royalty and normal income taxes. See "Principal Properties - Exploration Blocks – Colombia".

Environmental Regulation

Annual development plans are submitted to Ecopetrol for approval for all exploration and development activities conducted on the Company's Colombian IPCs. In addition, the Company files an environmental management plan covering the contemplated activities with the Colombian Ministry of Environment. Environmental management plans are submitted to demonstrate compliance with applicable Colombian law, but advance approval is not required to commence activities within existing development areas at the Orito and Neiva fields. In the case of the Company's Exploration Contracts, the Company submits an environmental management plan for each activity (drilling, facilities and pipelines) planned over the license area which must be approved before activity commences.

Environmental, Community Relations and Social Responsibility

Environment

The Company completed its fourth year of field operations in Colombia with 100 percent environmental compliance in executing our exploration development programs. Our social responsibility strategies include environmental compliance and promoting fundamental relationships with local communities and the provincial and national authorities. The Ministry of Environment in Colombia requires environmental licenses for all new exploration activity in accordance with strict and complex national regulations. Our comprehensive environmental impact assessments and management plans ensured that we obtained the necessary environmental licenses for all our exploration wells in the Casimena, Corcel and Casanare Este Blocks on a timely basis. We also submitted and received approval for our environmental management plans covering several development wells in Orito and Neiva, as well as 3-D seismic projects on the Mapache and Castor exploration blocks.

Community Relations

Petrominerales has established a community relations approach that is based on three principles:

- Local employment is promoted by identifying, providing and supporting job opportunities within our operating areas. This has been well received by local communities and has contributed to maintaining a positive relationship in and around our operations. Local employment opportunities are also provided by hiring local contractors for several services.
- Education and training programs are focused on strengthening the relationships between communities and the local authorities, and on helping communities identify new markets for their goods and services to reduce their dependence on the oil business. Our approach also encourages local community engagement in the government development process, and reinforces the link between oil revenues and municipal budgets.
- Community engagement creates a partnership in the preparation of environmental base line studies for local environmental management, which strengthens our relationship with communities by combining our expertise and environmental approach with local knowledge of the environment and land management, We are continuing to build a relationship of trust by encouraging communities to become involved in all aspects of our environmental management processes.

Social Responsibility

The Fundación Vichituni completed its first year of work, assisting Petrominerales in developing and enhancing basic social and environmental values in the regions directly influenced by the Company's operations. Vichituni,

from the traditional Embera language, translates as "you are worthy". Fundación Vichituni's mission is to promote community growth and an enhanced quality of life. This Foundation involves entire communities, governments and third party partners contributing to the creation and completion of educational projects with a focus on developmental issues.

After a comprehensive funding and partnership development undertaking, the Foundation has been able to establish working relationships with several national and international NGOs on two main lines of work where we focus our programs:

- Working with the communities of the Orito municipality in Putumayo, in the establishment of a government community relations training program based on the national regulations on community control over government performance.
- Increasing the knowledge of the cultural and traditional diversity of the Embera traditional people in Putumayo.

The Foundation continues seeking international funding and partnerships with the goal of self-sustainability within the first few years of operation.

Taxes

The Company's pre-tax income from Colombian sources, as defined under Colombian law, is subject to Colombian income taxes at a statutory rate of 35 percent plus an additional surcharge of 10 percent (resulting in an effective tax rate of 38.5 percent). The surcharge was eliminated at the end of 2006 and tax rates were reduced to 34 percent in 2007 and to 33 percent for subsequent periods. A "presumptive" minimum income tax of 35% of three percent of the prior year's net tax equity, may apply in years of little or no net income. The excess can be carried forward as a credit for five years and recovered against future cash taxes otherwise payable. Tax losses may be carried forward without limitations to offset taxable income.

Insurance

The Company maintains insurance in an amount that it considers adequate and consistent with industry practice and its operations. See the additional disclosure contained under the heading "Security".

Employees

As at the date of this Annual Information Form, Petrominerales and PCL collectively, have 74 employees.

Specialized Skill and Knowledge

The Company believes its success is largely dependant on the performance of its management and key employees, many of whom have specialized knowledge and skills relating to oil and gas operations. The Company believes that they have adequate personnel with the specialized skills required to successfully carry out its operations.

Marketing

The majority of the Company's production is sold to two parties, the Colombian state oil company, Ecopetrol and a large international oil company. Crude oil sales to individual counterparties for the years ended December 31, 2005 and 2006 are broken down as follows:

	Sales as a Percentage of Revenues	
	2006	**2005**
Ecopetrol	86%	70%
Large international oil company	14%	30%

INDUSTRY CONDITIONS

Colombian Market

Oil currently constitutes an estimated one-third of the country's foreign revenue. Historically, all oil production was undertaken by the state owned Ecopetrol in contracts of association with foreign companies. Ecopetrol is the state company responsible for exploration, extraction, production, transportation, and marketing oil for export. The country is considered to be at risk of becoming a net oil importer and as a result, the regulatory regime in Colombia underwent a significant change effective January 1, 2004 with the formation of the ANH, which has taken over the role of regulating the Colombian oil industry and forcing Ecopetrol to compete directly with foreign companies. This change along with increased commodity prices has resulted in a significant increase in Colombian exploration activity.

There are seven commercial oil production basins in Colombia - the Upper, Middle, and Lower Magdalena Valley; Llanos; Putumayo; Catatumbo; and the Guajira basins. Oil extracted from fields in these basins is transported through Colombia's five major oil pipelines, four of which connect production fields to the Caribbean port town of Coveñas through the Caño Limon - Coveñas pipeline. These are the central Ocensa pipeline, which transports oil from the Cusiana-Cupiagua fields, the 490-mile Caño Limon pipeline, and the Alto Magdalena and Colombia Oil pipelines. The fifth pipeline, the Transandino or Trans-Andean, transports crude from the Orito field in the Putumayo Basin to Colombia's Pacific port of Tumaco.

Most of Colombia's oil exports are to the United States. Colombia is among the ten largest suppliers of foreign crude oil to the United States. Colombia could become a more important oil supplier to the United States in the years ahead given that Colombia's known oil reserves amount to an estimated 1.6 billion barrels in the current seven basins. Also, Venezuela, Colombia, and parts of Ecuador share the "La Luna" oil-source rock, which is one of the most prolific in the world, and holds the Venezuela-Orinoco belt, one of the world's largest accumulations of hydrocarbons.

ANH

The regulatory regime in Colombia underwent a significant change effective January 1, 2004 with the formation of the ANH, which has taken over the role of regulating the Colombian oil industry and significantly increasing the amount of new exploration and production in the country. The state oil company, Ecopetrol, will maintain its exploration and production activities across the country, but will become a more direct competitor in future projects.

In conjunction with this change, the ANH developed a new exploration risk contract that took effect near the end of the first quarter of 2005. This contract has significantly changed the way the industry views Colombia.

In place of the earlier association contracts in which the government (Ecopetrol) had an immediate back-in to production, the new agreement will provide full risk/reward benefits for the contractor. Under the terms of the

contract the successful operator will retain the rights to all reserves, production and income from any new exploration block, subject to existing royalty and income tax regulations with a windfall profits tax provision for larger fields.

The ANH typically deals with exploration acreage proposals on a first come first served basis, although this process can also be conducted as competitive bidding rounds or whereby the ANH invites a selected group of companies to submit proposals. Once the ANH is satisfied that the oil company has the proper technical and financial resources to fulfill its obligations under the proposed contract, a definitive work program is negotiated. This work program typically includes technical studies, reprocessing or shooting new seismic, and/or drilling wells. The ANH contract term consists of three phases: (i) the initial exploration phase which lasts six years and can be extended for up to an additional four years; (ii) upon a declared discovery, and at the contractor's request, the evaluation phase commences and lasts one to two years with up to a two year extension possible, during which the contractor must declare commerciality or relinquish the block; and (iii) the production phase with a basic 24 year term, extendable under certain circumstances. The duration of the exploration period is six years; however, the contractor may request an extension for up to four additional years provided that it presents an additional exploration program and relinquishes 50 percent of the area. Depending on the period requested, this period is also divided into phases as the contractor proposes. All discoveries must be reported to the ANH, while the Ministry of Mines and Energy defines the extent of the discovery.

If a discovery is made the contractor has the option to request an appraisal period, for up to two years, depending on the size and scope of the evaluation plan proposed. If, in the opinion of the ANH, there is sufficient reason, this period may also be extended. If the evaluation plan relates to a gas or heavy oil field, two additional years may be granted because of the complex planning and marketing required. At the end of this phase, the contractor must declare commerciality or return the block.

Once the evaluation phase is complete and the operator declares commerciality, the exploitation phase begins. The duration of the exploitation period of each declared field is 24 years. The contractor may obtain an extension of the exploitation period beyond the 24 years, if the contractor complies with three basic requirements: continuous production; an active enhanced oil recovery plan or infill project; and a payment of 5 percent for gas to 10 percent for oil of the remaining reserves value.

Relinquishment of part or all the license area depends on the phase in which operations are. Under normal circumstances the contractor must relinquish 50 percent of the area at the end of the six-year exploration period if the contractor continues to explore, and there is an evaluation program or a discovery. If not, the operator must relinquish 100 percent. Another 25 percent must be relinquished after the two-year evaluation phase expires. The operator and the ANH may also agree on the relinquishment of certain parts of a license area during the initial six-year exploration period as part of the contract and on a block by block basis, depending on the scope of the exploration work program and the size of the area. The contractor also has the option to relinquish all or part of the area after each exploration phase.

Royalties are calculated on a field-by-field basis using a sliding scale that ranges from eight percent (for incremental production up to 5,000 bbl/d) up to a maximum of 25 percent (for incremental production above 600,000 bbl/d) as illustrated as follows:

Field Production (bbl/d)	Royalty Rate*
0 – 5,000	8%
5,001 – 125,000	8% - 20%
125,001 – 400,000	20%
400,001 – 600,000 plus	20% - 25%

* For new discoveries of heavy oil, classified as those with an API equal to or less than 15°, the royalties will be 75% of the royalty rates for light and medium oils presented above.

Once a field has cumulatively produced more than five million barrels of oil, a windfall profits payment is paid at 30 percent of the price received in excess of certain threshold prices, based on the oil quality produced, as follows:

Quality	Threshold Price
Less than 10° API	Nil
10° to 15° API	$43.46/bbl
15° to 22° API	$30.43/bbl
22° to 29° API	$29.34/bbl
Greater than 29° API	$28.25/bbl

For crude oil production with a quality above 29° API and a realized oil price of US$50/bbl results in windfall profits payment which is equivalent to an incremental 14% royalty bringing the total government take to 22% on field production less than 5,000 bpd.

Incremental Production Contracts

Petrominerales is the owner of interests in, and is engaged in the exploration for and development and production of oil from, two IPCs (Orito and Neiva) granted by Ecopetrol. Each block is governed by a separate contract with Ecopetrol. Each IPC covers a specific period, expiring in June 2023, and required certain expenditures in the early years of the contract in order to advance to subsequent development phases. Petrominerales' early activities focused on initial work commitments on these IPC's, which gives Petrominerales the right to carry out development activities on the blocks and share in incremental production generated above a pre-defined declining baseline. The Company's participation levels at Orito and Neiva are 79 percent and 69 percent, respectively. These participation levels decline on a contract by contract basis once the ratio of cumulative total revenues to total costs "R factor" exceeds 1.5 times. At R factors above 2.5 times the participation levels at Orito and Neiva are fixed at 39.5 percent and 34.5 percent as indicated in the following table:

R factor	Orito	Neiva
1.5 to 2.5	79%/(R-0.5)	69%/(R-0.5)
2.5 or more	39.5%	34.5%

The Company's Orito oil production is currently being sold at the wellhead pursuant to a sales contract with Ecopetrol. In December 2006, the Company negotiated modifications to this contract resulting in an increase in realized prices relative to WTI. Under the terms of this contract the price received for each barrel of oil sold is calculated based on the average WTI price in the month of production less the average South Blend (port of Tumaco) differential relative to WTI over the past six months, adjusted for quality differences, less approximately $3.43/bbl for transportation and marketing fees to the Orito transfer point. Either party may cancel this sales contract on one month's notice after which, Petrominerales may elect to export its oil production directly.

The Company's Neiva oil production, is sold through a sales contract with a third party whereby the price received is based on an average differential in the Vasconia Blend at Coveñas published by Platts Latin American Wire, based on the average price ten days before and ten days after the bill of lading date, adjusted for quality differences, plus a $1.01/bbl premium, less approximately $2.82/bbl for transportation and marketing fees to the Neiva transfer point.

STATEMENT OF RESERVES DATA AND OTHER OIL AND GAS INFORMATION

The statement of reserves data and other oil and gas information set forth in herein is dated March 30, 2007. The date of the D&M Report is February 20, 2007, with an effective date of December 31, 2006.

Disclosure of Reserves Data

The Company engaged D&M to evaluate the Company's reserves as at December 31, 2006. The reserves data set forth in this Annual Information Form is based upon the evaluation by D&M dated February 20, 2007, with an effective date of December 31, 2006.

The D&M Report presents an appraisal, as of December 31, 2006, of the extent and value of the proved, probable, and possible crude oil reserves, of the Orito and Neiva fields located in the Putumayo and Upper Magdalena Valley Basins, respectively, of Colombia. None of the oil present on these properties is considered to be heavy oil. The D&M Report was prepared using reserves definitions consistent with those of NI 51-101. Interests in these properties are held by Petrominerales. The operator of the properties is Ecopetrol, the national oil company of Colombia. This evaluation was prepared under two price scenarios: constant prices and costs case and a forecast prices and costs case.

Reserves estimated in the D&M Report are expressed as gross, company gross, and company net reserves. Gross reserves are defined as the total estimated petroleum to be produced after December 31, 2006 from the properties evaluated in the D&M Report. Company gross reserves are defined as Petrominerales' working-interest share of the gross reserves before deduction of royalties. Company net reserves are defined as company gross reserves after deduction of royalty obligations. Estimated company gross and company net reserves in these properties are limited to the Company's share of the incremental volumes produced above predefined baseline production curves agreed to under terms of incremental production sharing contracts signed with Ecopetrol.

The D&M Report presents values that were estimated for proved, proved-plus-probable and proved-plus-probable-plus-possible reserves using costs provided by Petrominerales in United States dollars ($). Prices utilized, were based on information from Petrominerales and other sources. All monetary values in the D&M Report are expressed in United States dollars.

Values for proved, proved-plus-probable, and proved-plus-probable-plus-possible reserves in the D&M Report are expressed in terms of estimated future gross revenue, future net revenue, and present worth. Future gross revenue is defined as that revenue to be realized from the sale of the company net reserves. Future net revenue is defined as the future gross revenue less direct operating expenses and capital costs, both before and after host country taxes. Operating expenses include field operating expenses, transportation expenses, petroleum processing costs, compression costs, and an allocation of overhead that directly relates to production activities. Capital costs include such items as surface production facilities, pipelines, and the drilling of wells. As the Company's registered office is located in the Bahamas, no future Canadian income taxes have been accounted for in the D&M Report. Present worth is defined as future net revenue discounted at a specified arbitrary discount rate compounded monthly over the expected period of realization.

Information used in the preparation of the D&M Report was obtained from Petrominerales. In the preparation of the D&M Report, D&M relied, without independent verification, upon information furnished by Petrominerales with respect to property interests, production from such properties, costs of operation and development, current prices for production, agreements relating to future operations and sale of production, and various other information and data that were accepted as represented. A field examination of the properties was not considered necessary for the purposes of the D&M Report, since all pertinent data were available for review and there are no special circumstances regarding the location of the fields evaluated that would require a field examination.

Notes to Reserve Data Tables

In the tables set forth in this annual information form, the following definitions and other notes are applicable. Crude oil reserves estimates presented in the D&M Report are based on the definitions and guidelines contained in the COGE Handbook. A summary of those definitions is set forth below.

Reserve Categories

Reserves are estimated remaining quantities of crude oil anticipated to be recoverable from known accumulations, from a given date forward, based on:

- analysis of drilling, geological, geophysical and engineering data;
- the use of established technology; and
- specified economic conditions.

Reserves are classified according to the degree of certainty associated with the estimates.

Proved Reserves - Proved reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

Probable Reserves - Probable reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved + probable reserves.

Possible Reserves - Possible reserves are those additional reserves that are less certain to be recovered than probable reserves. It is unlikely that the actual remaining quantities recovered will exceed the sum of the estimated proved plus probable plus possible reserves.

Development and Production Status - Each of the reserves categories (proved, probable, and possible) may be divided into developed and undeveloped categories.

Developed Reserves - Developed reserves are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (e.g., when compared to the cost of drilling a well) to put the reserves on production. The developed category may be subdivided into producing and non-producing.

Developed Producing Reserves - Developed producing reserves are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.

Developed Non-producing Reserves - Developed non-producing reserves are those reserves that either have not been on production, or have previously been on production, but are shut in, and the date of resumption of production is unknown.

Undeveloped Reserves - Undeveloped reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (e.g., when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable, possible) to which they are assigned.

In multi-well pools, it may be appropriate to allocate total pool reserves between the developed and undeveloped categories or to subdivide the developed reserves for the pool between developed producing and developed non-producing. This allocation should be based on the estimator's assessment as to the reserves that will be recovered from specific wells, facilities, and completion intervals in the pool and their respective development and production status.

Levels of Certainty for Reported Reserves

The qualitative certainty levels referred to in the definitions above are applicable to individual reserve entities (which refers to the lowest level at which reserves calculations are performed) and to reported reserves (which refers to the highest level sum of individual entity estimates for which reserve estimates are presented). Reported reserves should target the following levels of certainty under a specific set of economic conditions:

The qualitative certainty levels contained in the definitions above are applicable to individual reserves entities, which refer to the lowest level at which reserves calculations are performed, and to reported reserves, which refers to the highest level sum of individual entity estimates for which reserves estimates are presented. Reported reserves should target the following levels of certainty under a specific set of economic conditions:

- at least a 90 percent probability that the quantities actually recovered will equal or exceed the estimated proved reserves;
- at least a 50 percent probability that the quantities actually recovered will equal or exceed the sum of the estimated proved plus probable reserves;
- at least a 10 percent probability that the quantities actually recovered will equal or exceed the sum of the estimated proved plus probable plus possible reserves.

A quantitative measure of the certainty levels pertaining to estimates prepared for the various reserves categories is desirable to provide a clearer understanding of the associated risks and uncertainties. However, the majority of reserves estimates will be prepared using deterministic methods that do not provide a mathematically derived quantitative measure of probability. In principle, there should be no difference between estimates prepared using probabilistic or deterministic methods.

Forecast prices and costs

Future prices and costs that are:

(a) generally acceptable as being a reasonable outlook of the future; and

(b) if and only to the extent that, there are fixed or presently determinable future prices or costs to which the Company is legally bound by a contractual or other obligation to supply a physical product, including those for an extension period of a contract that is likely to be extended, those prices or costs rather than the prices and costs referred to in paragraph (a).

Constant prices and costs

Prices and costs used in an estimate that are:

(a) the Company's prices and costs as at the effective date of the estimation, held constant throughout the estimated lives of the properties to which the estimate applies; and

(b) if, and only to the extent that, there are fixed or presently determinable future prices or costs to which the Company is legally bound by a contractual or other obligation to supply a physical product, including those for an extension period of a contract that is likely to be extended, those prices or costs rather than the prices and costs referred to in paragraph (a).

For the purposes of paragraph (a), the Company's prices are the posted prices for oil after historical adjustments for quality transportation, gravity and other factors.

Unless otherwise noted, the Company's average daily production volumes disclosed herein are based on the Company's working interest production before deduction of royalties paid to others. The estimates of reserves and future net revenue for individual properties may not reflect the same confidence level as estimates of reserves and future net revenue for all properties, due to the effects of aggregation. Note that in certain cases, columns may not add due to rounding.

Future Net Revenue

Estimates values of future net revenue, whether calculated without discount or using a discount rate, do not represent fair market value.

Significant Factors or Uncertainties Affecting Reserves Data

There are numerous uncertainties inherent in estimating quantities of proved reserves, including many factors beyond the control of the Company. The reserve data included in this annual information form represents estimates only. In general, estimates of economically recoverable crude oil reserves and the future net cash flows therefrom are based upon a number of variable factors and assumptions, such as historical production from the properties, the assumed effects of regulation by governmental agencies and future operating costs, all of which may vary considerably from actual results. The actual production, revenues, taxes and development and operating expenditures of the Company with respect to these reserves will vary from such estimates, and such variances could be material, provided that there is inherent degree of certainty associated with the particular reserves category disclosed.

Estimates with respect to proved reserves that may be developed and produced in the future are often based upon volumetric calculations and upon analogy to similar types of reserves rather than actual production history. Estimates based on these methods are generally less reliable than those based on actual production history. Subsequent evaluation of the same reserves based upon production history will result in variations, which may be substantial, in the estimated reserves.

The Company has used forecast prices and costs in calculating reserve quantities included in this annual information form. Actual future net cash flows also will be affected by other factors such as actual production levels, supply and demand for oil, curtailments or increases in consumption by oil purchasers, changes in governmental regulation or taxation, currency exchange rates and the impact of inflation on costs.

The Company's reserves at the Orito and Neiva fields are also subject to an "R Factor" calculation under which the Company's interest in reserves decreases as the ratio of cumulative revenues to cumulative costs increases. Accordingly, at higher prices the Company's reserve values increase but reserve volumes decline, thereby increasing reserve uncertainty.

SUMMARY OF OIL AND GAS RESERVES
As of December 31, 2006
CONSTANT PRICES AND COSTS

	LIGHT AND MEDIUM OIL RESERVES	
RESERVES CATEGORY	Company Gross (mbbl)	Company Net (mbbl)
Proved		
Developed Producing	3,941	3,626
Undeveloped	9,604	8,814
Total Proved	13,545	12,440
Probable	10,798	9,841
Total Proved Plus Probable	24,343	22,281
Possible	9,164	8,314
Proved Plus Probable Plus Possible	33,507	30,595

NET PRESENT VALUES OF FUTURE NET REVENUE
As of December 31, 2006
CONSTANT PRICES AND COSTS

	BEFORE INCOME TAXES DISCOUNTED AT (%/year)				AFTER HOST COUNTRY INCOME TAXES DISCOUNTED AT (%/year)			
RESERVES CATEGORY	0 (M$)	5 (M$)	10 (M$)	15 (M$)	0 (M$)	5 (M$)	10 (M$)	15 (M$)
Proved								
Developed Producing	175,798	149,278	129,596	114,411	175,451	149,020	129,391	114,248
Undeveloped	325,261	242,955	185,181	143,391	222,687	168,016	128,837	99,983
Total Proved	501,059	392,233	314,777	257,802	398,138	317,036	258,228	214,231
Probable	369,817	276,224	211,090	164,290	246,012	181,874	137,254	105,246
Total Proved Plus Probable	870,876	668,457	525,867	422,092	644,150	498,910	395,482	319,477
Possible	318,831	225,508	163,534	121,015	212,451	148,813	106,590	77,693
Proved Plus Probable Plus Possible	1,189,707	893,965	689,401	543,107	856,601	647,723	502,072	397,170

TOTAL FUTURE NET REVENUE (undiscounted)
As of December 31, 2006
CONSTANT PRICES AND COSTS

RESERVES CATEGORY	REVENUE (M$)	ROYALTIES (M$)	OPERATING COSTS (M$)	DEVELOPMENT COSTS (M$)	WELL ABANDONMENT COSTS (M$)	FUTURE NET REVENUE BEFORE INCOME TAXES (M$)	INCOME TAXES (M$)	FUTURE NET REVENUE AFTER INCOME TAXES (M$)
Total Proved	720,245	58,788	55,902	104,496	-	501,059	102,921	398,138
Total Proved Plus Probable	1,293,980	109,717	100,237	213,150	-	870,876	226,726	644,150
Proved Plus Probable Plus Possible	1,782,831	155,136	138,738	299,250	-	1,189,707	333,106	856,601

FUTURE NET REVENUE BY PRODUCTION GROUP (discounted at *10% /year*)
As of December 31, 2006
CONSTANT PRICES AND COSTS

RESERVES CATEGORY	PRODUCTION GROUP	FUTURE NET REVENUE BEFORE INCOME TAXES (M$)
Total Proved	Light and Medium Crude Oil	314,777
Total Proved Plus Probable	Light and Medium Crude Oil	525,867
Proved Plus Probable Plus Possible	Light and Medium Crude Oil	689,401

SUMMARY OF OIL AND GAS RESERVES
As of December 31, 2006
FORECAST PRICES AND COSTS

	LIGHT AND MEDIUM OIL RESERVES	
RESERVES CATEGORY	Company Gross (mbbl)	Company Net (mbbl)
Proved		
Developed Producing	3,947	3,632
Undeveloped	9,616	8,825
Total Proved	13,563	12,457
Probable	10,968	9,998
Total Proved Plus Probable	24,531	22,455
Possible	9,375	8,505
Proved Plus Probable Plus Possible	33,906	30,960

NET PRESENT VALUES OF FUTURE NET REVENUE
As of December 31, 2006
FORECAST PRICES AND COSTS

	BEFORE INCOME TAXES DISCOUNTED AT (%/year)				AFTER HOST COUNTRY INCOME TAXES DISCOUNTED AT (%/year)			
	0	5	10	15	0	5	10	15
RESERVES CATEGORY	(M$)	(M$)	(M$)	(M$)	(M$)	(M$)	(M$)	(M$)
Proved								
Developed Producing	179,170	153,083	133,727	118,768	178,824	152,823	133,526	118,604
Undeveloped	318,563	238,489	182,648	142,412	217,123	163,846	125,894	98,053
Total Proved	497,733	391,572	316,375	261,180	395,947	316,669	259,420	216,657
Probable	360,981	268,953	205,466	160,166	240,180	177,039	133,487	102,466
Total Proved Plus Probable	858,714	660,525	521,841	421,346	636,127	493,708	392,907	319,123
Possible	308,187	216,251	155,813	114,729	205,353	142,590	101,358	73,397
Proved Plus Probable Plus Possible	1,166,901	876,776	677,654	536,075	841,480	636,298	494,265	392,520

TOTAL FUTURE NET REVENUE (undiscounted)
As of December 31, 2006
FORECAST PRICES AND COSTS

	REVENUE	ROYALTIES	OPERATING COSTS	DEVELOPMENT COSTS	WELL ABANDONMENT COSTS	FUTURE NET REVENUE BEFORE INCOME TAXES	INCOME TAXES	FUTURE NET REVENUE AFTER INCOME TAXES
RESERVES CATEGORY	(M$)	(M$)	(M$)	(M$)	(M$)	(M$)	(M$)	(M$)
Total Proved	723,405	59,063	60,562	106,047	-	497,733	101,786	395,947
Total Proved Plus Probable	1,296,563	109,831	110,131	217,887	-	858,714	222,587	636,127
Proved Plus Probable Plus Possible	1,782,317	154,857	152,998	307,561	-	1,166,901	325,421	841,480

FUTURE NET REVENUE BY PRODUCTION GROUP (discounted at 10% /year)
As of December 31, 2006
FORECAST PRICES AND COSTS

RESERVES CATEGORY	PRODUCTION GROUP	FUTURE NET REVENUE BEFORE INCOME TAXES (M$)
Total Proved	Light and Medium Crude Oil	316,375
Total Proved Plus Probable	Light and Medium Crude Oil	521,841
Proved Plus Probable Plus Possible	Light and Medium Crude Oil	677,654

RECONCILIATION OF COMPANY NET RESERVES BY PRINCIPAL PRODUCT TYPE
FORECAST PRICES AND COSTS

	LIGHT AND MEDIUM OIL RESERVES		
FACTORS	Net Proved (mbbl)	Net Probable (mbbl)	Net Proved Plus Probable (mbbl)
December 31, 2005	8,795	5,929	14,724
Technical Revisions	5,166	5,010	10,176
Economic Factors	(769)	(941)	(1,710)
Production	(735)	-	(735)
December 31, 2006	**12,457**	**9,998**	**22,455**

RECONCILIATION OF CHANGES IN NET PRESENT VALUES OF FUTURE NET REVENUE
DISCOUNTED AT 10% PER YEAR
TOTAL PROVED RESERVES - CONSTANT PRICES AND COSTS

PERIOD AND FACTOR	2006 (M$)
Estimated Future Net Revenue at December 31, 2005 (without abandonment costs)	148,355
Oil and Gas Sales During the Period Net of Production Costs and Royalties [1]	(34,670)
Changes due to Prices, Royalties and Production Costs Related to Forecast Production [2]	15,712
Development Costs During the Period	32,900
Changes In Forecast Development Costs	(64,639)
Accretion of Discount [3]	18,559
Net Change in Income Taxes [4]	(19,310)
Changes Resulting from Technical Reserves Revisions	159,641
Other [5]	1,680
Estimated Future Net Revenue after host country tax at December 31, 2006 [6]	**258,228**

Notes:

(1) Company actual before income taxes, excluding general and administrative expenses.

(2) The impact of changes in prices and other economic factors on future net revenue.

(3) Estimated as 10% of the beginning of period net present value.

(4) The difference between forecast income taxes at beginning of period and the actual taxes for the period plus forecast income taxes at the end of period.

(5) Includes changes due to revised production profiles, development timing, actual price received in 2006 versus forecast, etc.

(6) The estimates of future net revenue do not represent fair market value.

FUTURE DEVELOPMENT COSTS [1][2]

YEAR	FORECAST PRICES AND COSTS: Total Proved Reserves (M$)	FORECAST PRICES AND COSTS: Total Proved Plus Probable Reserves (M$)	CONSTANT PRICES AND COSTS: Total Proved Reserves (M$)
2007	40,908	67,830	40,908
2008	50,894	70,258	49,896
2009	14,245	65,982	13,692
2010	-	13,817	-
2011	-	-	-
Thereafter	-	-	-
Total undiscounted	106,047	217,887	104,496
Total discounted at 10%	94,343	187,463	93,042

Notes:

[1] The above table sets forth development costs deducted in the estimation of the Company's future net revenue attributable to attributable to the reserve categories noted above.

[2] Future development costs are expected to be funded by internally generated cash flow, and from a combination of debt and potentially equity financing, the costs of which are not expected to have an effect on the reserves or future net revenue.

2007 PRODUCTION ESTIMATES

The following table sets out the volume of the Company's production estimated for the year ended December 31, 2007 which is reflected in the estimate of future net revenue disclosed in the tables contained in this AIF.

RESERVES CATEGORY	LIGHT AND MEDIUM OIL: Company Gross (bbl/d)	LIGHT AND MEDIUM OIL: Company Net (bbl/d)
Proved Producing		
Orito	2,197	2,021
Neiva	318	293
Total Proved Producing	2,515	2,314
Total Proved		
Orito	3,274	3,012
Neiva	490	451
Total Proved	3,764	3,463
Total Proved Plus Probable		
Orito	3,896	3,584
Neiva	679	625
Total Proved Plus Probable	4,575	4,209
Proved Plus Probable Plus Possible		
Orito	4,039	3,716
Neiva	679	625
Proved Plus Probable Plus Possible	4,718	4,340

PRICING ASSUMPTIONS – Constant Prices and Costs

D&M employed a pricing assumption of $61.05/bbl price of West Texas Intermediate Crude Oil at Cushing, as of December 31, 2006, in the D&M Report in estimating reserves data using constant prices and costs.

PRICING ASSUMPTIONS – Forecast Prices and Costs

In the D&M Report, D&M employed the following pricing assumptions, as of December 31, 2006, in estimating reserves data using forecast prices and costs.

Year	West Texas Intermediate Crude Oil at Cushing ($/bbl)	Inflation Rate (%/year)
2006(actual)*	66.25	
2007	65.73	5
2008	68.82	4
2009	62.42	3
2010	58.37	2
2011	55.20	2
Thereafter	+2%/year	various

* Weighted average historical prices realized by the Company for the year ended December 31, 2006 were $54.54/bbl of light and medium crude oil.

ADDITIONAL INFORMATION RELATING TO RESERVES DATA

Undeveloped Reserves

The following discussion generally describes the basis on which the Company attributes Proved and Probable Undeveloped Reserves and its anticipated plans for developing those Undeveloped Reserves. Additional information concerning the exploration and development plans of the Company for the ensuing year is provided under the heading "*Principal Properties*".

The Company currently plans to pursue the development of the majority of its Undeveloped Reserves within the next two years through ordinary course capital expenditures. However, the Company may choose to delay development depending on a number of circumstances, including the existence of higher priority expenditures and prevailing commodity prices and cash flow.

Subject to the success of operations, within the next two years, the Company has the following plans regarding the development of proved and probable undeveloped reserves:

- The Company's undeveloped medium to light oil reserves in the D&M Report are located in Colombia within the Orito Caballos reservoir and at Neiva. The Company's proved undeveloped reserves are planned to be developed through the drilling of 14 locations at Orito and seven at Neiva along with workovers and fracture stimulations in both fields from 2007 through 2009.
- The D&M Report include an additional 15 probable and 13 possible locations at Orito and 14 probable plus five possible locations at Neiva, which are expected to be drilled starting in 2007 and continuing through 2010.

Undeveloped reserves, like all projects, are subject to competition for capital and consequently may be delayed or accelerated from time to time.

Oil Wells

The following table summarizes the Company's interests as at December 31, 2006, in oil wells, all of which are located onshore.

	Producing		Non-Producing	
	Gross	Net	Gross	Net
Orito	53	41.9	2	1.6
Neiva	63	43.5	-	-
Total	116	85.4	2	1.6

Land Holdings

The land holdings of the Company in Colombia, including those that are undeveloped as at December 31, 2006, are set forth in the following table (in 000s unless otherwise noted):

Developed		Undeveloped		Total		Avg.
Gross	Net	Gross	Net	Gross	Net	WI%
45	35	1,501	1,501	1,546	1,536	99%

In Colombia, undeveloped acreage includes rights granted pursuant to ANH exploration contracts (including those contracts which are subject to finalization), which require certain work commitments. If the Company elects not to proceed with additional work commitments, all or a portion of this acreage may revert to the ANH.

Properties with No Attributed Reserves

The undeveloped land holdings of the Company total 1,501,069 acres (gross and net). Undeveloped acreage includes rights granted pursuant to Exploration Contracts, which require certain work commitments. First term commitments for exploration licenses typically include evaluation of existing data and acquisition, processing and interpretation of additional seismic to be acquired by the Company. Subsequent terms typically involve drilling exploration wells.

If, at the end of the exploration term, the Company elects not to proceed with additional work commitments, all or a portion of this acreage may revert back to the ANH.

Forward Contracts and Future Commitments

See Notes 10, "Financial Instruments and Financial Risk Management", and Note 12, "Commitments and Contingencies", to the consolidated financial statements, which information is incorporated herein by reference and can be found on SEDAR at www.sedar.com.

The nature of the crude oil operations exposes the Company to risks associated with fluctuations in commodity prices and foreign currency exchange rates. To date, the Company has not utilized derivative instruments to manage these risks.

Abandonment and Reclamation Costs

The Company's abandonment and reclamation costs were estimated for all legal obligations associated with the retirement of long-lived tangible assets such as wells, facilities and plants based on market prices or on the best information available where no market price was available. The estimated costs are then inflated at 3.5 percent over time until the actual retirement is expected to occur. In Colombia, Ecopetrol maintains ownership of all wells once the IPCs expire. Until expiry, Petrominerales is potentially liable for abandonment and reclamation costs for all wells drilled or intervened by Petrominerales. As of December 31, 2006, 63 wells have either been drilled or intervened under the terms of the IPCs; however Petrominerales expects to incur costs on only 15 wells, due to the fact that most wells are expected to produce beyond the term of the IPCs. In addition to the IPCs Petrominerales has estimated costs to abandon one exploration well drilled in 2006 subject to an exploration contract with different terms than the IPCs.

The total abandonment and reclamation costs net of salvage values of the Company's operations are estimated to be $3.1 million on an undiscounted basis and $0.9 million discounted at 10 percent. In the next three financial years the Company anticipates that approximately $0.3 million on an undiscounted basis and $0.2 million discounted at 10 percent will be incurred on abandonment and reclamation costs.

The calculation of future net revenue in the constant and forecast prices and costs tables contained herein have excluded $3.1 million on an undiscounted basis and $0.9 million discounted at 10 percent from the Company's estimates recorded in the consolidated financial statements, as these calculations do not reflect any costs for abandonment and reclamation activities in Colombia.

Tax Horizon

In Colombia, the Company's tax pools shelter it from paying current cash income taxes. Petrominerales is subject to presumptive income tax and remittance tax in Colombia. The D&M Report does not anticipate an ordinary cash income tax liability in Colombia until 2008; however, Petrominerales expects the tax liability to be delayed until at least 2009 due to additional exploration expenditures beyond what is reflected in the D&M Report.

Capital Expenditures

The following table summarizes capital expenditures related to the Company's activities for the year ended December 31, 2006:

(000s)	
Drilling and completions	$37,966
Workovers	16,743
Seismic	6,285
Facilities, civil work, health safety and environment	4,997
Other	2,836
Capital expenditures before change in reporting currency	**$68,827**
Effect of change in reporting currency	4,538
Total	**$73,365**

Exploration and Development

The following table summarizes the gross and net exploratory and development wells in which the Company participated during the year ended December 31, 2006.

	Exploration		Development		Total	
	Gross	Net	Gross	Net	Gross	Net
Colombia						
Oil	-	-	6	4.7	6	4.7
Dry	1	1	-	-	1	1
Total	**1**	**1**	**6**	**4.7**	**7**	**5.7**
Success Rate	**0%**	**0%**	**100%**	**100%**	**86%**	**82%**

The Company's exploration and development plans are discussed under the heading "*Description of the Business*" and "*Principal Properties*".

Production

The following table shows the Company's average daily oil production before deduction of royalties payable to others, by major producing region, for each of the last four fiscal quarters and year ended December 31, 2006.

	Three Months Ended				Year Ended
	Mar 31, 2006	June 30, 2006	Sept 30, 2006	Dec 31, 2006	Dec 31, 2006
Orito	1,018	2,291	2,085	2,091	1,875
Neiva	338	321	335	281	319
Total	**1,356**	**2,612**	**2,420**	**2,372**	**2,194**

Average Daily Production

Average daily Orito production	2005	2006
Gross field	3,810	5,140
Baseline	(2,944)	(2,767)
Incremental	866	2,373
Petrominerales before royalty (79%)	685	1,875
Royalty (8%)	(55)	(150)
Petrominerales net of royalty	630	1,725

Average daily Neiva production	2005	2006
Gross field	2,993	2,806
Baseline	(2,492)	(2,344)
Incremental	501	462
Petrominerales before royalty (69%)	346	319
Royalty (8%)	(28)	(26)
Petrominerales net of royalty	318	293

Light and Medium Crude Oil Netback ($ per bbl)

	Three Months Ended			
	Mar 31, 2006	June 30, 2006	Sept 30, 2006	Dec 31, 2006
Average price received	51.12	57.14	57.57	50.58
Royalties	4.09	4.61	4.60	4.05
Operating costs [1]	8.36	5.59	6.97	7.35
Netback	38.67	46.94	46.00	39.18

Notes:

(1) Operating costs are expenses incurred in the operation of producing properties and include items such as Ecopetrol operating fees, field staff salaries, repairs and maintenance, overhead fees and other costs.

Principal Properties

Development Blocks (IPCs)

The Orito Field, the largest in southern Colombia's Putumayo Basin, has extensive field infrastructure, good seismic control and connection to an underutilized export pipeline with deep water loading facilities, enabling fiscalization of incremental oil production. Historically Colombia's state oil company, Ecopetrol, had managed the field without the capital resources needed for a comprehensive program of late-primary exploitation and secondary recovery. Pursuant to the IPC, Petrominerales gains access to all existing infrastructure and data, while Ecopetrol participates in any incremental upside Petrominerales generates over the life of the contract, which terminates in June 2023. The Orito IPC covers 42,492 gross acres. The Caballos formation is a reservoir containing four major sand packages and is interpreted to have a strongly tilted oil-water contact that varies from a depth of 5,200 feet sub-sea in the northern part of the field to 6,200 feet sub-sea in the south. This aquifer provides pressure support to the Caballos reservoir as evidenced by relatively unchanged pressures since 1980. In addition, the Caballos reservoir fluid is compositionally graded, ranging at original conditions from a conventional black 29° API oil at structurally low positions, increasing to ±45° API oil with decreasing depth, and culminating in a gas-condensate region at the very top of the reservoir. The complex fluid combined with the tilted contact and structural nature of the reservoir results in a system that has several drive processes occurring simultaneously. "Combination drive" reservoirs (water drive, solution gas drive, and gas cap expansion) tend to exhibit high recovery efficiencies that can reach over 40 percent of the original-oil-in- place. Cumulative total production from the Caballos zone of approximately 185 million barrels ("mmbbl") is considerably below average for a field of this type. To enhance current production, Petrominerales is employing a combination of late-stage primary recovery techniques, such as drilling in-fill wells, changing from gas lift to electrical submersible pumps, and re-completing wells to enhance oil inflow.

In 2006, gross field production at Orito averaged 5,140 bbl/d and baseline production averaged 2,767 bbl/d, resulting in average incremental production of 2,373 bbl/d (1,875 bbl/d working interest to the Company before deduction of an eight percent royalty).

As at the date of this Annual Information Form, the Orito field has produced just over 228 mmbbl, including approximately 188 mmbbl from the Caballos zone, the most significant of three reservoirs at Orito. The majority of The Company's expenditures to date have targeted the Caballos zone, as will be the case for the remainder of 2007 and 2008. Management of Petrominerales believes that the Orito field offers numerous opportunities to create value through in-fill drilling, field extension, facilities upgrades, secondary recovery and other enhancement techniques proven in Canada and elsewhere. The Company secured two drilling rigs under longterm contracts and commenced a continuous drilling program at Orito in June 2006 with one rig. The second rig is expected to commence drilling in Orito after completion of Llanos Basin exploration programs in 2007.

The Neiva Field in the Upper Magdalena Basin lies approximately 300 kilometres northeast of Orito. Neiva has shallow multi-zone reservoirs facilitating low-risk exploitation drilling. Neiva's reservoir consists of sand-shale sequences totalling up to 1,500 feet of gross pay in the Honda and Doima/Chicoral zones. Petrominerales holds 2,395 gross acres (1,653 net acres) of land at Neiva under an IPC that expires in June 2023. Petrominerales has drilled seven Honda zone wells, one Doima/Chicoral well and performed 16 workovers. In 2006, average daily production in the Neiva field was 2,806 bbl/d and baseline production averaged 2,344 bbl/d, resulting in average incremental production of 462 bbl/d (319 bbl/d working interest to the Company before deduction of an eight percent royalty).

In 2006, Petrominerales completed the initial phase of fracture stimulations involving five test wells in the Honda and Doima-Chicoral reservoirs. The DT-56 (Doima-Chicoral) stimulation was successful, doubling gross oil production rates to 170 from 86 bbl/d. The Honda formation fracture stimulations included installation of progressive cavity pumps that have initially resulted in significant increases in production.

Exploration Blocks – Colombia

Exploration is playing an increasingly important role in the Company's activities in Colombia. During the course of 2006, Petrominerales took advantage of the opportunities provided under the new exploration contracts being offered by the ANH. All operators were afforded access to any un-contracted lands by committing to a minimum exploration work plan with no initial land costs. Contractors obtain access to all available geological and geophysical data, and initial work commitments typically involve shooting new seismic within the first year.

Companies can then drop the block or extend the contract for an additional year by electing to drill an exploration well. The exploration period can normally be extended for up to six years by drilling additional wells. Once commerciality of a field is declared, the development phase lasts an additional 24 years, which can be extended in certain circumstances. These new terms provide a successful company the right to all reserves and production from newly discovered fields, subject to normal royalties (initially eight percent) and income taxes (2006 – 38.5 percent; 2007 – 34 percent; thereafter – 33 percent).

Beginning in January 2007, Petrominerales began a five-well drilling program to test the initial prospects on each of the Casanare Este, Casimena, Corcel and Las Aguilas blocks, as well as a second test on the Joropo block. In addition, Petrominerales signed agreements for two exploration blocks, Mapache and Castor, covering a significant portion of the original Chicago TEA and has now proposed an additional four blocks over the old Rio Ariari, Chiguiro and Guatiquia TEAs. Petrominerales has also applied for two additional blocks adjoining the Joropo block.

Petrominerales holds 72,257 acres in the Joropo area. Petrominerales drilled an initial test well on this block (Ojo de Tigre-1), in March 2006, which was abandoned due to a lack of commercial hydrocarbons. To extend the term of the license, Petrominerales commenced drilling on a second distinct seismic anomaly in January 2007. The Ojo de Tigre–2 well was initially drilled to a total depth of 8,309 feet and logged and evaluated. Based on the Company's evaluation, and the geological and hydrocarbon indications in this well, a decision was made to side-track to a more favourable bottom-hole location. This second well from the same surface location, Ojo de Tigre-2 Side-Track, was drilled to a total depth of 8,419 feet and has been cased as a potential oil well. The well was cored through certain prospective intervals with indications of high quality oil bearing sands, which was confirmed by subsequent logs indicating a primary target with net oil pay in excess of 25 feet. As of the date of this Annual Information Form, the well is currently being tested. This portion of the Llanos Basin is subject to wet surface conditions during the summer months, and Petrominerales is evaluating alternatives to allow long-term, year-round production of this well. Successful development of this discovery will most likely include upgraded surface access, which would allow for year-round production.

In total, as of the date of this Annual Information Form, Petrominerales has now finalized or is in the process of finalizing the last six of 13 exploration contracts which will bring Petrominerales' holdings to over 1.5 million acres.

The following table summarizes the Company's exploration properties in Colombia:

Exploration Blocks	Area (acres)	Current Commitments	Phase Option Date
CASANARE ESTE	78,815	One exploratory well	June 2, 2007
CORCEL [1]	79,815	One exploratory well	September 2, 2007
LAS AGUILAS	32,215	One exploratory well	October 21, 2007
CASIMENA	107,704	One exploratory well	November 3, 2007
JOROPO [2]	72,257	Two exploratory wells + 30 km^2 3-D seismic	March 7, 2009
CASTOR	108,741	30 km^2 3-D seismic + 1 exploratory well	June 14, 2008
MAPACHE	107,861	40 km^2 3-D seismic + 2 exploratory wells	June 30, 2008
JAGUAR [3]	64,939	33 km^2 3-D seismic	
JABALI [3]	4,183	3 km^2 3-D seismic	
GUATIQUIA [3]	26,341	14 km^2 3-D seismic	
CHIGUIRO [3]	178,272	90 km^2 3-D seismic	
CHIGUIRO OESTE [3]	125,952	160 km 2-D seismic	
RIO ARIARI [3]	513,974	416 km 2-D seismic	
Exploration acreage	**1,501,069**		

Notes:

(1) Subject to a three percent overriding royalty before payout is granted to the Company's partner, which converts to an eight percent net profits interest after payout.

(2) Subject to a 10 percent overriding royalty before payout granted to the original operator of the block, which converts to a 22 percent net profits interest after payout.

(3) Proposed or pending finalization

RISK FACTORS

Nature of the Oil Business

An investment in Petrominerales should be considered speculative due to the nature of the Company's involvement in the exploration for, and the acquisition, development and production of, crude oil in Colombia. The volume of production from oil and natural gas properties generally declines as reserves are depleted, with the rate of decline depending on reservoir characteristics. The Company's proved reserves will decline as reserves are produced from its properties unless it is able to acquire or develop new reserves. The business of exploring for, developing or acquiring reserves is capital intensive. To the extent cash flow from operations is reduced and external sources of capital become limited or unavailable, the Company's ability to make the necessary capital investment to maintain or expand the Company's asset base of oil reserves will be impaired. In addition, there can be no assurance that even if the Company is able to raise capital to develop or acquire additional properties to replenish the Company's reserves,

the Company's future exploration, development and acquisition activities will result in additional proved reserves or that the Company will be able to drill productive wells at acceptable costs. The cost of drilling, completing and operating wells is often uncertain, and drilling operations may be curtailed, delayed or cancelled as a result of a variety of factors, including unexpected drilling conditions, pressure or irregularities in formations, equipment failures or accidents, adverse weather conditions, compliance with governmental requirements and shortages or delays in the availability of drilling rigs and the delivery of equipment. With the exception of the Company's interest in the Orito and Neiva fields, the properties in which the Company has an interest are prospects in which the presence of oil reserves in commercial quantities has not been established. There is no certain way to know in advance whether any of the Company's prospects will yield oil in commercial quantities.

Commodity Price Fluctuations

Crude oil prices are unstable and are subject to fluctuation. Any material decline in prices could result in a reduction of the Company's net production revenue and overall value and could result in ceiling test writedowns. It may become uneconomic to produce from some wells as a result of lower prices, which could result in a reduction in the volumes and value of the Company's reserves. Petrominerales might also elect not to produce from certain wells at lower prices. All of these factors could result in a material decrease in the Company's net production revenue causing a reduction in its acquisition and development activities. A substantial material decline in prices from historical average prices could reduce the Company's ability to borrow funds.

Reliance on Third Party Operators and Key Personnel

To the extent that the Company is not the operator of its properties, as is the case in Colombia where Ecopetrol operates the Company's production at Orito and Neiva, the Company will be dependent upon other guarantors or third parties' operations for the timing of activities and will be largely unable to control the activities of such operators. In addition, the Company's success depends, to a significant extent, upon management and key employees. The loss of key employees could have a negative effect on the Company. Attracting and retaining additional key personnel will assist in the expansion of the Company's business. The Company faces significant competition for skilled personnel. There is no assurance that the Company will successfully attract and retain personnel required to continue to expand its business and to successfully execute its business strategy.

Competition

The oil industry is intensely competitive. Competition is particularly intense in the acquisition of prospective oil properties and oil and gas reserves. The Company's competitive position depends on its geological, geophysical and engineering expertise, its financial resources, its ability to develop its properties and its ability to select, acquire and develop proved reserves. Petrominerales competes with a substantial number of other companies having larger technical staffs and greater financial and operational resources. Many such companies not only engage in the acquisition, exploration, development and production of oil reserves, but also carry on refining operations and market refined products. Petrominerales also competes with major and independent oil companies and other industries supplying energy and fuel in the marketing and sale of oil to transporters, distributors and end users, including industrial, commercial and individual consumers. Petrominerales also competes with other oil companies in attempting to secure drilling rigs and other equipment necessary for drilling and completion of wells. Such equipment may be in short supply from time to time, and has been in particularly short supply recently due to the increase in the market price of oil. In addition, equipment and other materials necessary to construct production and transmission facilities may be in short supply from time to time. Finally, companies not previously investing in oil may choose to acquire reserves to establish a firm supply or simply as an investment. Such companies will also provide competition for Petrominerales.

Financial Resources

The Company's cash flow from operations may not be sufficient to fund its ongoing activities and implement its business plans. From time to time the Company may enter into transactions to acquire assets or the shares of other companies. These transactions along with the Company's ongoing operations may be financed partially or wholly with debt, which may increase the Company's debt levels above industry standards. Depending on future exploration and development plans, the Company may require additional financing, which may not be available or, if available, may not be available on favourable terms. Failure to obtain such financing on a timely basis could cause the Company to forfeit or forego various opportunities that would otherwise be beneficial to the Company and its shareholders.

The Company's Oil Production Could Vary Significantly From Reported Reserves

The Company's reserve evaluations have been prepared in accordance with NI 51-101. There are numerous uncertainties inherent in estimating quantities of reserves and cash flows to be derived therefrom, including many factors that are beyond the control of the Company. The reserves information set forth in this Annual Information Form represent estimates only. The reserves from the Company's properties have been independently evaluated by D&M in the D&M Report. The D&M Report include a number of assumptions relating to factors such as initial production rates, production decline rates, ultimate recovery of reserves, timing and amount of capital expenditures, marketability of production, future prices of oil, operating costs and royalties and other government levies that may be imposed over the producing life of the reserves. These assumptions were based on price forecasts in use at the date the relevant evaluations were prepared and many of these assumptions are subject to change and are beyond the control of the Company. Actual production and cash flows derived therefrom will vary from these evaluations, and such variations could be material. These evaluations are based, in part, on the assumed success of exploitation activities intended to be undertaken in future years. The reserves and estimated cash flows to be derived therefrom contained in such evaluations will be reduced to the extent that such exploitation activities do not achieve the level of success assumed in the evaluations. The Company is subject to risks related to its operations in Colombia, including those related to the development, production, marketing, transportation of crude oil, taxation and environmental and safety matters. The Company may be adversely affected by changes in governmental policies or social instability or other political or economic developments in Colombia that are outside the Company's control including among other things, expropriation, risks of war and terrorism, foreign exchange and repatriation restrictions, changing political conditions and monetary fluctuations and changing governmental policies including taxation policies. Canadian GAAP requires that management apply certain accounting policies and make certain estimates and assumptions, which affect reported amounts in the consolidated financial statements of the Company. The accounting policies may result in non-cash charges to net income and write-downs of net assets in the financial statements. Such non-cash charges and write-downs may be viewed unfavourably by the market and result in an inability to borrow funds and/or may result in a decline in the trading price of the common shares. Under Canadian GAAP, the net amounts at which petroleum costs on a property or project basis are carried are subject to a ceiling-test, which is based upon estimated future net cash flow from reserves. The carrying value is assessed to be recoverable when the sum of the undiscounted cash flows expected from the production of proved reserves, the lower of cost and market of unproved properties and the cost of significant development projects exceeds the carrying value. When the carrying value is not assessed to be recoverable, an impairment loss is recognized to the extent that the carrying value of assets exceeds the sum of the discounted cash flows expected from the production of proved and probable reserves, the lower of cost and market of unproved properties and the cost of significant development projects. A decline in the net value of oil properties could cause capitalized costs to exceed the cost ceiling, resulting in a charge against earnings.

Availability of Equipment and Access Restrictions

Oil exploration and development activities are dependent on the availability of drilling and related equipment in the particular areas where such activities will be conducted. Demand for such limited equipment or access restrictions may affect the availability of such equipment to the Company and may delay exploration and development activities. There can be no assurance that sufficient drilling and completion equipment, services and supplies will be available when needed. Shortages could delay the Company's proposed exploration, development, and sales activities and could have a material adverse effect on the Company's financial condition. If the demand for, and wage rates of, qualified rig crews rise in the drilling industry then the oil industry may experience shortages of qualified personnel to operate drilling rigs. This could delay the Company's drilling operations and adversely affect the Company's financial condition and results of operations. To the extent Petrominerales is not the operator of its oil properties, Petrominerales will be dependent on such operators for the timing of activities related to such properties and will be largely unable to direct or control the activities of the operators.

Operating Hazards

Oil exploration, development and production operations are subject to all the risks and hazards typically associated with such operations, including hazards such as fire, explosion, blowouts and oil spills, each of which could result in substantial damage to oil wells, production facilities, other property and the environment or in personal injury. In accordance with industry practice, the Company is not fully insured against all of these risks, nor are all such risks insurable. Although Petrominerales maintains liability insurance in an amount that it considers adequate and consistent with industry practice, the nature of these risks is such that liabilities could exceed policy limits, in which event Petrominerales could incur significant costs that could have a material adverse effect upon its financial condition. Oil production operations are also subject to all the risks typically associated with such operations, including premature decline of reservoirs and the invasion of water into producing formations.

Environmental

All phases of the oil business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of international conventions and state and municipal laws and regulations. Environmental legislation provides for, among other things, restrictions and prohibitions on spills, releases or emissions of various substances produced in association with oil and gas operations. The legislation also requires that wells and facility sites be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities. Compliance with such legislation can require significant expenditures and a breach may result in the imposition of fines and penalties, some of which may be material. Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs. The discharge of oil, natural gas or other pollutants into the air, soil or water may give rise to liabilities to foreign governments and third parties and may require the Company to incur significant costs to remedy such discharge. No assurance can be given that changes in environmental laws or their application to the Company's operations will not result in a curtailment of production or a material increase in the costs of production, development or exploration activities or otherwise adversely affect the Company's financial condition, results of operations or prospects.

International Operations

International operations are subject to political, economic and other uncertainties, including but not limited to, risk of terrorist activities, revolution, border disputes, expropriation, renegotiations or modification of existing contracts, import, export and transportation regulations and tariffs, taxation policies, including royalty and tax increases and retroactive tax claims, exchange controls, limits on allowable levels of production, currency fluctuations, labour disputes and other uncertainties arising out of foreign government sovereignty over the Company's international operations. The Company's operations may also be adversely affected by applicable laws and policies of Colombia, the effect of which could have a negative impact on the Company.

Security

Colombia has a publicized history of security problems associated with kidnapping and activities of certain political and narcotics terrorist groups. The Company and its personnel are subject to these risks. It is difficult to obtain insurance coverage to protect against incidents involving such groups and, as a result, the Company's insurance program excludes this coverage. Consequently, incidents involving such groups in the future, whether directed at the Company or at the industry in Colombia generally, could negatively affect investors' confidence in the Company and its prospects, resulting in a reduction in the Company's trading price and ability to raise new financing. In addition to the potential effect of direct terrorist activities against the Company's facilities, increased kidnapping and terrorist activity in Colombia generally may disrupt supply chains and discourage qualified individuals from being involved with the Company's operations.

Foreign Currency and Fiscal Matters

The Company's operations and expenditures are to some extent paid in foreign currencies. As a result, the Company is exposed to market risks resulting from fluctuations in foreign currency exchange rates. A material drop in the value of any such foreign currency could result in a material adverse effect on the Company's cash flow and revenues. Currently, there are no significant restrictions on the repatriation of capital and distribution of earnings from Colombia to foreign entities. There can be no assurance, however, that restrictions on repatriation of capital or distributions of earnings from Colombia will not be imposed in the future. Amendments to current taxation laws and regulations which alter tax rates and/or capital allowances could have a material adverse impact on Petrominerales. Petrominerales also has a subsidiary that is incorporated in a different tax jurisdiction. To the extent revenues and expenditures denominated in or strongly linked to the United States dollar are not equivalent, the Company is exposed to exchange rate risk. The Company is exposed to the extent United States dollar revenues do not equal United States dollar expenditures. In addition, a portion of expenditures in Colombia are denominated in pesos, which are difficult to hedge. The Company is not currently using exchange rate derivatives to manage exchange rate risks.

Political and Regulatory

The oil industry in general is subject to extensive government policies and regulations, which result in additional cost and risk for industry participants. Environmental concerns relating to the oil industry's operating practices are expected to increasingly influence government regulation and consumption patterns which favour cleaner burning fuels such as natural gas. The Company is uncertain as to the amount of operating and capital expenses that will be required to comply with enhanced environmental regulation in the future. The Company is also subject to changing and extensive tax laws, the effects of which cannot be predicted. Among other things, the Company and PCL are subject to regulatory filings with respect to the repatriation of funds to its shareholders which must be complied with to avoid sanctions. Legal requirements are frequently changed and subject to interpretation, and the Company is unable to predict the ultimate cost of compliance with these requirements or their effect on its operations. Existing laws or regulations, as currently interpreted or reinterpreted in the future, or future laws or regulations may change in the future and materially adversely affect the Company's results of operations and financial condition. Petrominerales is conducting exploration and development activities in Colombia, and is dependent on receipt of government approvals or permits to develop its properties. Based on past performance, Petrominerales believes that the government of Colombia supports the exploration and development of its oil properties by foreign companies. Nevertheless, there is no assurance that future political conditions in Colombia will not result in the government adopting different policies respecting foreign development and ownership of oil, environmental protection and labour relations. This may affect the Company's ability to undertake exploration and development activities in respect of present and future properties, as well as its ability to raise funds to further such activities. Any delays in receiving government approvals or permits or no objection certificates may delay the Company's operations or may affect the status of the Company's contractual arrangements or its ability to meet its contractual obligations.

Legal Systems

The Company is incorporated in the Bahamas. PCL, which represents substantially all of the Company's assets, is incorporated in Bermuda and carries on all of its material operations in Colombia. Accordingly, the Company is subject to the legal systems and regulatory requirements of a number of jurisdictions with a variety of requirements and implications for shareholders of the Company. International exploration and development activities may require protracted negotiations with host governments, national oil companies and third parties. Foreign government regulations may favour or require the awarding of drilling contracts to local contracts or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. If a dispute arises with foreign operations, the Company may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons, especially foreign oil ministries and national oil companies, to the jurisdiction of the Bahamas.

Colombia may have a less developed legal system than jurisdictions with more established economies, which may result in risks such as: (i) effective legal redress in the courts of such jurisdictions, whether in respect of a breach of law or regulation or in an ownership dispute, being more difficult to obtain; (ii) a higher degree of discretion on the part of governmental authorities; (iii) the lack of judicial or administrative guidance on interpreting applicable rules and regulations; (iv) inconsistencies or conflicts between and within various laws, regulations, decrees, orders and resolutions; or (v) relative inexperience of the judiciary and courts in such matters. In certain jurisdictions the commitment of local business people, government officials and agencies and the judicial system to abide by legal requirements and negotiated agreements may be more uncertain, creating particular concerns with respect to licenses and agreements for business. These may be susceptible to revision or cancellation and legal redress may be uncertain or delayed. There can be no assurance that joint ventures, licenses, license applications or other legal arrangements will not be adversely affected by the actions of government authorities or others and the effectiveness of and enforcement of such arrangements in these jurisdictions cannot be assured.

Cost of New Technologies

The oil industry is characterized by rapid and significant technological advancements and introductions of new products and services utilizing new technologies. Other oil companies may have greater financial, technical and personnel resources that allow them to enjoy technological advantages and may in the future allow them to implement new technologies before the Company does. There can be no assurance that the Company will be able to respond to such competitive pressures and implement such technologies on a timely basis or at an acceptable cost. One or more of the technologies currently utilized by the Company or implemented in the future may become obsolete. In such case, the Company's business, financial condition and results of operations could be materially adversely affected. If the Company is unable to utilize the most advanced commercially available technology, the Company's business, financial condition and results of operations could be materially adversely affected.

Marketability of Production

The marketability and ultimate commerciality of oil acquired or discovered is affected by numerous factors beyond the control of Petrominerales. These factors include reservoir characteristics, market fluctuations, the proximity and capacity of oil pipelines and processing equipment and government regulation. Oil operations (exploration, production, pricing, marketing and transportation) are subject to extensive controls and regulations imposed by various levels of government, which may be amended from time to time. See "*Industry Conditions*". Restrictions on the ability to market the Company's production could have a material adverse effect on the Company's revenues and financial position.

Hedging Activities

From time to time the Company may enter into agreements to receive fixed prices on its oil production to offset the risk of revenue losses if commodity prices decline; however, if commodity prices increase beyond the levels set in such agreements, the Company will not benefit from such increases.

Conflicts of Interest

Petrobank will hold, through its ownership of Petro International, 80.7% percent of the outstanding common shares. Accordingly, Petrobank will have the ability to control the composition of a majority of the Board of Directors and approve significant corporate events requiring shareholder approval, subject to requirements of applicable corporate law and stock exchange rules requiring approval of minority shareholders. Three of the seven directors of the Company are also directors of Petrobank; the Company and Petrobank have a common chief executive officer and the Company's chief financial officer is also a member of Petrobank's senior management. The interests of Petrobank may not always be aligned with the interest of public shareholders of the Company. In addition, certain of the directors of the Company may have associations with other oil companies or with other industry participants with whom the Company conducts business. The directors of the Company are required by applicable corporate law to act honestly and in good faith with a view to the Company's best interests and to disclose any interest which they may have in any project or opportunity to the Company. However, their interests in the other companies may affect their judgment and cause such directors to act in a manner that is not necessarily in the best interests of the Company.

Relationship with Petrobank

Through the Management Services Agreement, the Technical Services Agreement, the Joint Operating Agreement, the Option Agreement and the Technology License Agreement, the Company has a close relationship with Petrobank and its affiliates, particularly with respect to senior management and heavy oil technology issues. To the extent that the applicable counterparties to these agreements are not able to fulfill their obligations under these agreements, this could have an adverse effect on the Company's operations and results. The Share Exchange Agreement pursuant to which the Company acquired the shares of PCL (and indirectly, all of the Company's business) provides, in effect, that the shares of PCL are being acquired from Petro International on an "as is" basis, with very limited representations and warranties. The Share Exchange Agreement does not require Petro International to indemnify the Company with respect to matters relating to the Reorganization Transactions, including any liabilities that may arise with respect to environmental, tax or other matters. Although the Company is not aware of any material liabilities relating to PCL or its assets, there may be liabilities and contingencies that the Company does not discover until some time in the future, and for which Petrobank and Petro International will not indemnify the Company. The discovery of any material liabilities or contingencies could have a material adverse effect on the Company's business, financial condition and results of operations.

DIVIDEND POLICY

The Company has not declared or paid any dividends on its common shares to date. The payment of dividends in respect of the common shares in the future will be dependent on the Company's earnings, financial condition and such other factors as the Company's Board of Directors considers appropriate.

CAPITAL STRUCTURE

The Company is authorized to issue 200,000,000 common shares. The holders of common shares are entitled to vote at all meetings of the Company's shareholders, receive any dividend declared by the Board of Directors on the common shares from time to time and receive the Company's remaining property and assets upon its dissolution.

MARKET FOR SECURITIES

The Company's common shares are listed on the Toronto Stock Exchange (the "TSX") under the symbol "PMG". The following table shows the range of high and low prices per share as at the close of market and total monthly volume of common shares traded on the TSX since listing on the TSX on June 29, 2006.

	Price per Common Share (Cdn$)		
Month	**High**	**Low**	**Total Volume**
February 2007	3.40	2.95	1,195,025
January 2007	4.00	3.05	564,357
December 2006	4.28	3.50	793,566
November 2006	4.25	3.80	271,269
October 2006	4.50	3.95	789,341
September 2006	4.45	3.70	718,957
August 2006	4.90	3.90	2,962,125
July 2006	4.00	3.65	758,426
June 2006	4.24	3.77	198,484

Note:

(1) As the common shares of the Company commenced trading on the TSX on June 29, 2006, information in the table above is provided for the period from June 29, 2006 to February 28, 2007.

EXECUTIVE OFFICERS, KEY EMPLOYEES AND DIRECTORS

Executive Officers and Key Employees

The following table provides the names and municipalities of residence of the Company's executive officers and key employees as well as their positions with the Company and principal occupations for the previous five years.

Name and Municipality of Residence	Position Held	Principal Occupation in the Past Five Years
John D. Wright Calgary, Alberta, Canada	President, Chief Executive Officer and Director	President, Chief Executive Officer and Director of the Company since May 2006; President and Director of PCL and predecessor companies since May 22, 2002; President, Chief Executive Officer and Director of Petrobank since March 2000.
Steven J. Benedetti Bogotá, Colombia	Senior Vice President and Colombian Country Manager	Senior Vice President and Colombian Country Manager of the Company since May 2006; Vice President and Director of PCL and predecessor companies since November 22, 2004; Vice President for Latin America of Petrobank since January 1, 2004; prior thereto President of Southern Cone Energy Consultants in Houston and Santiago, Chile from June 2002 to December 2003; prior thereto Vice President of Latin America for Samson Investment Company from April 2000 to June 2002; prior thereto geologist, geological manager and country manager for Unocal (Union Oil Co. of California) in several locations in the United States, The Netherlands, Venezuela and Argentina.

Mark R. Holliday Bogotá, Colombia	Vice President, Operations	Vice President, Operations of the Company since May 2006; Operations Manager of PCL since September 2003; Consulting Engineer for Seacrest Engineering Inc. from January 2002 to September 2003; Drilling Planning and Design Manager for Pluspetrol E&P from August 2000 to January 2002; Drilling Manager for Alberta Energy Company, Ecuador / Argentina from June 1998 to August 2000.
A. Paul Kroshko Calgary, Alberta, Canada	Vice President, Exploration	Vice President Exploration of the Company since May 2006; Latin American Exploration Manager of Petrobank since March 2005; President of TechEx Corp. from June 2004 to March 2005; Senior Staff Geophysicist of Nexen Colombia from December 2001 to June 2004; President TechEx Corp. from January 1995 to December 2001.
Alastair MacDonald Pembroke, Bermuda	Corporate Secretary and Director	Corporate Secretary and Director of the Company since April 2006; Corporate Secretary of PCL and predecessor companies since September 1996; Chief Executive Officer of Triathlon Ltd., a financial advisory company from November 1996 to present.
Tannya E. Morales Bogotá, Colombia	Corporate Controller	Corporate Controller of the Company since May 2006; Colombian Finance Director of Petrobank since March 2004; various positions with EnCana Corporation including Finance Manager Ecuador, International Accounting Manager, and Corporate Financial Advisor from July 1998 to December 2003.
Corey C. Ruttan Calgary, Alberta, Canada	Vice President, Finance and Chief Financial Officer	Vice President, Finance and Chief Financial Officer of the Company since May 2006; Vice President Finance of Petrobank Energy and Resources Ltd. since May 2006. Director of Corporate Finance and Investor Relations of Petrobank since July 2003; Director of Corporate Finance of Petrobank from October 2001 to July 2003; Manager of Corporate Finance of Petrobank from March 2000 to October 2001.

Biographies

John D. Wright is the Company's President and Chief Executive Officer. Mr. Wright has been President, Chief Executive Officer and a Director of Petrobank since March 2000 and of the Company since May 2006. Previously, Mr. Wright was the General Manager of Alberta Energy Company's Ecuadorian operations from May to December 1999; President and Chief Executive Officer of Pacalta Resources Ltd. from May 1996 to June 1999; Executive Vice President and Chief Operating Officer of Morgan Hydrocarbons Inc. from December 1993 to April 1996; and Vice President Production of Morgan Hydrocarbons Inc. from 1989 to 1993. Mr. Wright graduated from the University of Alberta in 1981 with a Bachelor of Science degree in Petroleum Engineering and obtained his Certified Financial Analyst designation in 1986.

Steven J. Benedetti is the Company's Senior Vice President and Colombian Country Manager. Mr. Benedetti was appointed Senior Vice President and Colombian Country Manager in May 2006 and has been Vice President Latin America and Colombian Country Manager of Petrobank since January 1, 2004. Mr. Benedetti previously served as President of Southern Cone Energy Consultants in Houston, Texas and Santiago, Chile from June 2002 to December 2003; and Vice President of Latin America for Samson Investment Company from April 2000 to June 2002. Prior thereto, Mr. Benedetti worked 24 years with Unocal (Union Oil Co. of California) as geologist,

exploration manager and country manager in several locations in the United States, The Netherlands, Venezuela and Argentina. Mr. Benedetti received a Bachelor of Science degree in Geology from Idaho State University in 1974 and a Master of Science degree in Geology from Texas Christian University in 1976.

Mark R. Holliday is the Company's Vice President, Operations. Mr. Holliday was appointed VP operations in May 2006 and has been Latin America Operations Manager for Petrobank since September 2003. Prior thereto, Mr. Holliday served as Consulting Engineer for Seacrest Engineering Inc. from 2002 to 2003, as Drilling Planning and Design Manager for Pluspetrol E&P from 2000 to 2002, as Drilling Manager for Alberta Energy Company, Ecuador/Argentina from 1998 to 2000, as Senior Drilling Engineer with Amoco Venezuela from 1996 to 1998, as Drilling Engineer/Well Site Supervisor for Amoco Orient Company from 1993 to 1996, and as a Drilling Engineer for Amoco Production Company from 1992 to 1996. Mr. Holliday obtained a Bachelor of Science degree in Petroleum Engineering from Louisiana State University in 1992 and an Associate degree in Science in Petroleum Technology from McNeese State University in 1986. Mr. Holliday is a member of the Society of Petroleum Engineers and of the Louisiana State Board of Registration for Professional Engineers and Land Surveyors.

A. Paul Kroshko is the Company's Vice President, Exploration. Mr. Kroshko was appointed VP Exploration in May 2006 and has been Latin America Exploration Manager for Petrobank since March 2005. From December 2001 to June 2004, Mr. Kroshko held a technical position with Nexen (Colombia), initially as a consultant and then as Senior Staff Geophysicist. Prior thereto, Mr. Kroshko served as President of TechEx Corp., an independent oil and gas exploration and consulting company, from April 1993. During this time, Mr. Kroshko also served on the board of directors of Petromin Resources Ltd. from May 1995 to March 2001 and on the board of directors of Mobius Resource Corporation from February 1996 to January 1997. From September 1987 to March 1993 Mr. Kroshko held two positions as foreign advisor on Canadian aid programs to the national oil companies of Morocco (September 1987 to October 1990) and Colombia (May 1992 to February 1993). Mr. Kroshko has held a number of other positions internationally and in North America, including Chief Geophysicist for Sceptre Resources Indonesia. Mr. Kroshko obtained a Bachelor of Science degree in Geophysics from the University of Western Ontario in 1974 and is a member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta.

Alastair MacDonald is the Company's Corporate Secretary. Mr. MacDonald has been a director and the Corporate Secretary of the Company since April 2006. Mr. MacDonald has been a director of PCL and predecessor companies since its incorporation in September 1996. A former banker with the Bank of Bermuda Ltd., Mr. MacDonald has been Chief Executive Officer of a financial advisory company in Bermuda since 1996. In this capacity he has been a director and officer of numerous companies in the oil and gas exploration field as well as in the high tech and computer fields. Prior to this, Mr. MacDonald was a banker at the Bank of Bermuda Ltd., where he served as Manager of the Private Banking Department from October 1991 to October 1996. Mr. MacDonald has a Bachelors degree from McGill University and a Masters degree from the University of British Columbia.

Tannya E. Morales is the Company's Corporate Controller. Ms. Morales was appointed Corporate Controller in May 2006 and has been Colombian Finance Director of Petrobank since March 2004. She held positions with EnCana Corporation and its predecessors Alberta Energy Company and Pacalta Energy Ltd. including Finance Manager (Ecuador), and International Accounting Manager and Corporate Financial Advisor (Canada) from July 1998 to December 2003. She was Finance and Administrative Director of Rhone Poulenc Rorer in Ecuador from July 1997 to July 1998 and served as Assistant Controller at Occidental Petroleum from January 1988 to July 1997. She was a public accountant with Arthur Andersen & Co. between 1986 and 1988. Ms. Morales obtained her C.P.A. designation in 1989 and a Masters degree in Business Administration from the University San Francisco in 1996.

Corey C. Ruttan is the Company's Vice President, Finance and Chief Financial Officer. Mr. Ruttan was appointed Vice President Finance and Chief Financial Officer of the Company in May 2006 and has held various positions with Petrobank since March 2000 including Vice President Finance, Director of Corporate Finance and Investor Relations, Director of Corporate Finance and Manager of Corporate Finance. Mr. Ruttan previously served as Vice President of Caribou Capital Corp. from June 1999 to March 2000; Manager Financial Reporting of Pacalta Resources Ltd. from May 1997 to June 1999; and articled with KPMG from September 1994 to May 1997. Mr.

Ruttan obtained his Bachelor of Commerce degree majoring in Accounting from the University of Calgary in 1994 and obtained his Chartered Accountant designation in 1997.

Directors

The following table provides the names and municipalities of residence of the Company's directors together with brief biographies, the date they were first appointed to the Company's Board of Directors and their principal occupation for the previous five years.

Name and Municipality of Residence	Director Since	Principal Occupation in the Past Five Years
John D. Wright[3] Calgary, Alberta, Canada	May 2006	President, Chief Executive Officer and Director of Petrobank Energy and Resources Ltd. since March 2000.
Jerald L. Oaks[2] Greenwood Village, Colorado, USA	May 2006	Director of Petrobank Energy and Resources Ltd. since September 1993, Professional Engineer, President of Oaks Resources Management Inc. since June 1986.
Kenneth R. McKinnon[1][2] Calgary, Alberta, Canada	May 2006	Director of Petrobank Energy and Resources Ltd. since March 2000, Corporate Secretary of Petrobank Energy and Resources Ltd. from November 1997 to December 2004; Vice President Legal Affairs and General Counsel of Critical Mass Inc. since September 2000.
Enrique Umaña-Valenzuela[1] Bogotá, Colombia	May 2006	Trade and investment consultant since May 2005, Director of Sociedades Bolivar since March 2006, President of Coinvertir - Invest in Colombia Corporation from July 1997 to April 2005.
Ernesto Sarpi[3] Naples, Italy	May 2006	Self-employed consultant from June 2004 to May 2006; Manager of New Ventures of ENI SpA. Agip Div. from November 1999 to May 2004.
Geir Ytreland[2][3] Droebak, Norway	May 2006	Self-employed consultant since April 2000; General Manager Norsk Hydro from March 1993 to March 2000; Project Manager for development of the East Timor petroleum industry since January 2004.
Alastair MacDonald[1] Pembroke, Bermuda	April 2006	Corporate Secretary and Director of the Corporation since April 2006; Director of Petrominerales Colombia Ltd. and predecessor companies since September 1996; Chief Executive Officer of Triathlon Ltd., a financial advisory company since November 1996.

Notes:

(1) Member of the Audit Committee.

(2) Member of Compensation Committee.

(3) Member of the Reserves Committee

Biographies

For a biography of each of Mr. Wright and Mr. MacDonald see "*Executive Officers, Key Employees and Directors — Executive Officers and Key Employees*".

Kenneth R. McKinnon. Kenneth R. McKinnon: Mr. McKinnon obtained his Bachelor of Commerce from the University of Calgary (Accounting) in 1980 and obtained his Bachelor of Laws from Queens University in 1983. Mr. McKinnon was Vice President, Finance and Chief Financial Officer of Petrobank from November 1997 to March 2000. Mr. McKinnon is also a Director and member of the Audit Committee of both Petrobank and Savaria Corporation, and a Director of Quorum Information Technologies Inc. Over this time he gained experience in analyzing financial statements and he has an understanding of internal controls and procedures for financial reporting and has experience supervising persons engaged in the preparation, analysis and evaluation of financial statements. He has gained an understanding of Audit Committee functions through his involvement with the Company and other public corporations. In 2006, he earned the ICD.D designation of the Institute of Corporate Directors, as a certified corporate director.

Jerald L. Oaks. Mr. Oaks was one of the original founders of Petrobank and has been a Director of Petrobank since September 1993. He is currently President and founder of Oaks Resources Management Inc., which provides oil and gas property management and technical services for institutional and private oil and gas interest owners. Mr. Oaks received a Bachelor of Science degree in Petroleum Engineering from the University of Texas at Austin in 1958. Mr. Oaks has 48 years of oil and gas experience including various engineering roles at Phillips Petroleum Company working in Texas, Venezuela, Algeria, Libya and Colombia. In 1973, Mr. Oaks was a founder of Taiga Energy, Inc. which specialized in tight gas development, primarily in the Uintah and Piceance Basins of Colorado and Utah. In 1980, Mr. Oaks was a founder and President of Petrobank Operating Company, a gas producing and development company specializing in new technology development for gas production, which drilled and operated 200 gas wells with extensive lease holdings in Pennsylvania. Mr. Oaks is a registered Professional Engineer (Texas) and a member of the Society of Petroleum Engineers and American Institute of Mining and Metallurgical Engineers.

Ernesto Sarpi. Mr. Sarpi is currently a self-employed consultant. From 1999 to 2004, Mr. Sarpi was Business Manager Americas & Far East, Agip Division, of ENI Group. Prior thereto, Mr. Sarpi was Portfolio and Joint Venture Manager, Agip UK Ltd. from 1995 to 1999; General Manager, Agip Africa Algerian Branch from 1993 to 1994; Manager Negotiations International Exploration, Agip SpA from 1991 to 1993 and General Manager, Agip Energy and Natural Resources (Nigeria) from 1988 to 1991. Mr. Sarpi obtained a Doctor in Geological Sciences degree from the University of Naples in 1961 and a Ph.D. in Geology from Columbia University in 1967.

Enrique Umaña-Valenzuela. Mr. Umaña-Valenzuela, a citizen and resident of Colombia, has been in private practice as a trade and investment consultant and has also been involved in family land developing activities since May 2005. Mr. Umaña-Valenzuela acted as President of the investment promotion agency of Colombia, Coinvertir, from 1997 to April 2005 and as a part-time legal representative from May 2005 to December 2005. Prior thereto, Mr. Umaña-Valenzuela was in private practice as a trade and investment consultant from 1995 to 1997. Mr. Umaña-Valenzuela acted as International Adviser to the Minister of Defense in Colombia and later as Vice Minister of Defense in 1995. Prior thereto, Mr. Umaña-Valenzuela acted as Deputy Chief of Mission of the Colombian Embassy and later as Chargé d'Affaires in Washington, D.C. in late 1994; as Minister Counselor of the Colombian Embassy of Colombia from 1991 to 1994; as Director of the Colombian Government Trade Bureau from 1983 to 1991; and as Financial Vice President of the Bogotá Telephone Company from 1982 to 1983. Mr. Umaña-Valenzuela is a Director of Sociedades Bolivar S. A., and a member of the Fiduciary Committee of the Colombian Hydrocarbons Investment Fund. Mr. Umaña-Valenzuela is also a member of the board of the Colombian American Chamber of Commerce and a member of the International Advisory Council of the Americas Society in New York City. Mr. Umaña-Valenzuela obtained a Bachelor of Arts degree in Economics and International Relations from Columbia University in 1962.

Geir Ytreland. Mr. Ytreland is a geologist, with more than 26 years experience in the international petroleum industry. From January 2004 he was the project manager for the undertaking: "Assistance in developing the management of the petroleum sector in East Timor", a project financed by the government of Norway and intended to develop the East Timor government's management and administration of the petroleum sector in that nation. Mr. Ytreland completed this assignment in May 2006 and has continued working as an independent energy and geology consultant in Oslo, Norway. Mr. Ytreland has also worked as a geoscientist and explorationist for Unocal (13 years) and Norsk Hydro (7 years) in Southeast Asia, Africa, Europe, United States, the Middle East and Latin America. He was General Manager for Norsk Hydro in Venezuela from 1995 to 2000. Since 2000 he has been an independent consultant and prior to taking up the position in East Timor he was a consultant for Saudi Aramco in Dhahran, Saudi Arabia. Mr. Ytreland holds a Master of Science degree in geology from the University of Bergen in Norway.

Share Ownership of Executive Officers and Directors

As at December 31, 2006, the directors and executive officers of the Company as a group beneficially own or exercise control or direction over 722,655 shares representing 0.76% of the common shares issued and outstanding as at December 31, 2006.

The directors and executive officers of the Company also have indirect ownership of Petrominerales through their ownership of common shares of Petrobank. Petrobank indirectly owns 80.73% of the issued and outstanding shares of Petrominerales and as at December 31, 2006, the Company's directors and executive officers own 4,366,153 common shares of Petrobank, representing 6.05% of the issued and outstanding shares of Petrobank.

MANAGEMENT SERVICES AGREEMENT

The Company and Petrobank entered into a management services agreement (the "Management Services Agreement") dated June 9, 2006, and effective May 1, 2006 which provides that Petrobank will provide the Company with the services of John D. Wright and Corey C. Ruttan, as President and Chief Executive Officer and Chief Financial Officer, respectively, and that Petrobank shall manage and administer the business of the Company on an as needed basis from time to time. It is the intention of the parties that Messrs. Wright and Ruttan allocate their time equally between providing services in their respective roles with Petrobank and the Company. The Management Services Agreement expires on April 30, 2007 but is automatically renewed annually unless one months' notice is given by either party prior to the commencement of the next term. The Company will pay Petrobank a monthly fee of Cdn$75,000 for the services provided under the Management Services Agreement. The Management Services Agreement may be terminated by either party upon 30 days' notice and payment by the Company of all fees and expenses owing under the Management Services Agreement.

AUDIT COMMITTEE

Composition of the Audit Committee

The Audit Committee is scheduled to meet no less than four times each year and will hold additional meetings as circumstances otherwise warrant. The Audit Committee is comprised of Messrs. McKinnon (Chairman), MacDonald and Umaña-Valenzuela. Messrs. Umaña-Valenzuela and McKinnon are independent within the meaning of Multilateral Instrument 52-110 - Audit Committees ("MI 52-110"), however, Mr. MacDonald is not considered independent within the meaning of MI 52-110 since he has been employed by and received compensation from PCL.

All members of the Audit Committee are financially literate, as defined in MI 52-110. The Audit Committee has a defined Mandate and Terms of Reference and is responsible for reviewing and overseeing the external audit function, recommending the external auditor and the terms of such appointment or discharge, reviewing external auditor reports and significant findings and reviewing and recommending for approval to the Board of Directors of

the Company all public financial disclosure information such as financial statements, management's discussion and analysis, annual information forms and prospectuses.

Charter of the Audit Committee

Please refer to Appendix "C" to this Annual Information Form for the full text of the Mandate and Terms of Reference of the Audit Committee.

Relevant Education and Experience of the Audit Committee Members

The following is a brief summary of the education or experience of each member of the Audit Committee that is relevant to the performance of his responsibilities as a member of the Audit Committee, including any education or experience that has provided the member with an understanding of the accounting principles used by the Fund to prepare the annual and interim financial statements of the Fund and the Partnership.

Name of Audit Committee Member	Relevant Education and Experience
Kenneth R. McKinnon	Mr. McKinnon has been Vice President Legal Affairs and General Counsel of Critical Mass Inc. since September 2000 and is also a director and member of the Audit Committee of both Petrobank and Savaria Corporation. Over this time he gained experience in analyzing financial statements and he has an understanding of internal controls and procedures for financial reporting and has experience supervising persons engaged in the preparation, analysis and evaluation of financial statements. He has gained an understanding of Audit Committee functions through his involvement with Petrobank and other public corporations. Mr. McKinnon obtained his Bachelor of Commerce degree from the University of Calgary in 1980 and obtained his Bachelor of Laws degree from Queens University in 1983.

Name of Audit Committee Member	Relevant Education and Experience
Enrique Umaña-Valenzuela	Mr. Umaña-Valenzuela, a citizen and resident of Colombia, has been in private practice as a trade and investment consultant and has also been involved in family land developing activities since May 2005. Mr. Umaña-Valenzuela acted as President of the investment promotion agency of Colombia, Coinvertir, from 1997 to April 2005 and as a part-time legal representative from May 2005 to December 2005. Prior thereto, Mr. Umaña-Valenzuela was in private practice as a trade and investment consultant from 1995 to 1997. Mr. Umaña-Valenzuela acted as International Adviser to the Minister of Defense in Colombia and later as Vice Minister of Defense in 1995. Prior thereto, Mr. Umaña-Valenzuela acted as Deputy Chief of Mission of the Colombian Embassy and later as Chargé d'Affaires in Washington, D.C. in late 1994; as Minister Counselor of the Colombian Embassy of Colombia from 1991 to 1994; as Director of the Colombian Government Trade Bureau from 1983 to 1991; and as Financial Vice President of the Bogotá Telephone Company from 1982 to 1983. Mr. Umaña-Valenzuela is a Director of Sociedades Bolivar S. A., and a member of the Fiduciary Committee of the Colombian Hydrocarbons Investment Fund. Mr. Umaña-Valenzuela is also a member of the board of the Colombian American Chamber of Commerce and a member of the International Advisory Council of the Americas Society in New York City. Mr. Umaña-Valenzuela obtained a Bachelor of Arts degree in Economics and International Relations from Columbia University in 1962.
Alastair Macdonald	A former banker with the Bank of Bermuda Ltd., Mr. MacDonald has been Chief Executive Officer of a financial advisory company in Bermuda since 1996. In this capacity he has been a director and officer of numerous companies in the oil and gas exploration fields as well as in the high tech and computer fields. Prior to this, Mr. MacDonald was a banker at the Bank of Bermuda Ltd., where he served as Manager of the Private Banking Department from October 1991 to October 1996. Mr. MacDonald has a Bachelors degree from McGill University and a Masters degree from the University of British Columbia.

Audit Committee Oversight

At no time since the commencement of the Company most recently completed financial year, has a recommendation of the Audit Committee to nominate or compensate an external auditor not been adopted by the Company.

Pre-approval Policies and Procedures

The Audit Committee also pre-approves all non-audit services to be conducted by the external auditors and ensures that management has effective internal control systems, investigates any recommendations for improvement of internal controls and meets at least annually with the Company's external auditors without management present and at least quarterly with management present. The Company does not have internal auditors and given the size of the Company, the Company considers this to be practical and appropriate.

External Audit Fees

Deloitte & Touche LLP was engaged by the Company on January 12, 2007. For the year ended December 31, 2006, Deloitte & Touche LLP and its affiliates were paid approximately $211,279, as detailed below:

	2006
Audit fees	$96,626
Audit-related fees [1]	82,153
Tax fees	32,500
Total	$211,279

(1) Audit related fees include costs of $61,718 associated with the initial public offering of Petrominerales in addition to costs associated with quarterly reviews.

CEASE TRADE ORDERS, BANKRUPTCIES, PENALITIES OR SANCTIONS

Except as disclosed herein, to the knowledge of the Company no director or officer of the Company and no securityholder holding a sufficient number of securities of the Company to affect materially the control of the Company, or a personal holding company of any such persons, is or has been within the 10 years preceding the date of this Annual Information Form, a director or executive officer of any company, that while that person was acting in such a capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Corey C. Ruttan entered into a settlement agreement with the Alberta Securities Commission on May 3, 2002 in respect of an insider trading violation relating to a May 17, 2000 trade. Mr. Ruttan cooperated completely in resolving the matter with the regulators. The settlement resulted in Mr. Ruttan paying an administrative penalty of $10,000, representing a return of profits, and the costs of the proceeding in the amount of $3,925. For a period of one year, Mr. Ruttan agreed to cease trading in securities and to not act as a director or officer of a public company. These restrictions expired on May 3, 2003. Mr. Ruttan is a Chartered Accountant in good standing.

PRINCIPAL SHAREHOLDER

The following table shows information concerning the securities of the Company directly or indirectly beneficially owned by each person or company who, as at the date of this Annual Information Form, owned of record, or who, to the knowledge of the Company, owned beneficially or exercised control or direction over, directly or indirectly, more than 10% of any class or series of voting securities of the Company.

Name	Number of Common Shares	Type of Ownership	Percentage Owned
Petrobank Energy and Resources Ltd.	76,693,827	Indirect	80.73 %

LEGAL PROCEEDINGS

As of the date hereof, there are no outstanding legal proceedings or legal proceedings known to be contemplated to which the Company is a party or in respect of which any of the properties of the Company are subject that are anticipated to be material to the Company.

PROMOTER

Petrobank may be considered to be the promoter of the Company in that it took the initiative in founding and organizing the Company. For additional information concerning Petrobank please see the disclosure contained under the headings "*Principal Shareholder*", "*Relationship with Petrobank*" and "*Management Services Agreement*".

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Except as disclosed herein, no director, executive officer, or person or company that is the direct or beneficial owner of, or who exercises control or direction over, more than 10 percent of the common shares and no associate or affiliate of any of the foregoing has, or has had, any material interest in any transaction prior to the date hereof or any proposed transaction that has materially affected or will materially affect the Company.

Petrominerales maintains a Technical Services Agreement with the Company's indirect majority shareholder, Petrobank, for items such as geological, geophysical, and engineering services provided. All charges are based on cost plus an administrative fee, of no more than five percent. These costs totalled $1.8 million for the year ended December 31, 2006 (2005 - $1.3 million). The Company also pays Petrobank a monthly fee of Cdn$75,000 pursuant to a Management Services Agreement made effective May 1, 2006. The fee is based on a negotiated value of services provided. Costs under this agreement totalled $0.5 million for the year ended December 31, 2006 (2005 - $nil). For further information see "*Relationship with Petrobank*".

The Company has entered into three agreements, a Technology Use Agreement, Option Agreement and Joint Operating Agreement, with a wholly-owned subsidiary of Petrobank. Under the terms of the Technology Use Agreement, Petrominerales has the right to use the THAI™ technology, know how and any improvements or enhancements, in heavy oil opportunities in Colombia, subject to a licensing fee equal to 10 percent of gross production. Under the terms of the Option Agreement, Petrobank's subsidiary will have the right to acquire a working interest between 10 and 50 percent in any Petrominerales heavy oil project using the THAI™ technology. Upon acquiring a working interest in a project, Petrobank's subsidiary can also elect to be the operator of the project, which would then be governed by the Joint Operating Agreement, and would share the actual costs on a pro rata basis.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Company are Deloitte & Touche LLP, Chartered Accountants, 3000 Scotia Centre, 700 - 2nd Street SW, Calgary, AB T2P 0S7.

The transfer agent and registrar for the common shares of the Company is Computershare Trust Company of Canada, at its principal offices in Calgary, Alberta and Toronto, Ontario, where transfers of securities may be recorded.

INTERESTS OF EXPERTS

There is no person or company whose profession or business gives authority to a statement made by such person or company and who is named as having prepared or certified a statement, report or valuation described or included in a filing, or referred to in a filing, made under National Instrument 51-102, by the Company during, or related to, its most recently completed financial year other than D&M, the Company's independent engineering evaluator and Deloitte & Touche LLP. None of the principals of D&M had any registered or beneficial interests, direct or indirect, in any of the Company's securities or other property or of our associates or affiliates either at the time they prepared the statement, report or valuation prepared by it, at any time thereafter or to be received by them. Deloitte & Touche LLP, the Company's auditors, are independent in accordance with the auditors' rules of professional conduct.

MATERIAL CONTRACTS

The Company has not entered into any material contracts that are not disclosed or otherwise entered in the ordinary course of business.

ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR at www.sedar.com. Additional information is contained in the Company's financial statements for the year ended December 31, 2006, in the related MD&A and in the Company's information circular for the Annual Meeting of shareholders held on May 25, 2007.

APPENDIX "A"

FORM 51-101F3
REPORT OF MANAGEMENT AND DIRECTORS
ON OIL AND GAS DISCLOSURE

Management of Petrominerales Ltd. (the "Company") are responsible for the preparation and disclosure of information with respect to the Company's oil and gas activities in accordance with securities regulatory requirements. This information includes reserves data, which consist of the following:

(a) (i) proved, proved plus probable, and proved plus probable plus possible oil and gas reserves estimated as at December 31, 2006 using forecast prices and costs; and

(ii) the related estimated future net revenue; and

(b) (i) proved, proved plus probable, and proved plus probable plus possible oil and gas reserves estimated as at December 31, 2006 using constant prices and costs; and

(ii) the related estimated future net revenue.

Independent qualified reserves evaluators have evaluated the Company's reserves data. The report of the independent qualified reserves evaluators will be filed with securities regulatory authorities concurrently with this report.

The Reserves Committee of the Board of Directors of the Company has:

(a) reviewed the Company's procedures for providing information to the independent qualified reserves evaluators;

(b) met with the independent qualified reserves evaluators to determine whether any restrictions affected the ability of the independent qualified reserves evaluators to report without reservation, to inquire whether there had been any disputes between the previous independent qualified reserves evaluator; and

(c) reviewed the reserves data with management and the independent qualified reserves evaluators.

The Reserves Committee of the Board of Directors has reviewed the Company's procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management. The Board of Directors has, on the recommendation of the Reserves Committee, approved:

(a) the content and filing with securities regulatory authorities of the reserves data and other oil and gas information;

(b) the filing of the report of the independent qualified reserves evaluators on the reserves data; and

(c) the content and filing of this report.

Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

(signed) "Steven J. Benedetti"

Steven J. Benedetti

Senior Vice President and Colombian Country Manager

(signed) "A. Paul Kroshko"

A. Paul Kroshko

Vice President, Exploration

(signed) "John D. Wright"

John D. Wright

President, Chief Executive Officer, Director and Member of the Reserves Committee

(signed) "Ernesto Sarpi"

Ernesto Sapri

Director and Member of the Reserves Committee

March 30, 2007

APPENDIX "B"

FORM 51-101F2
REPORT ON RESERVES DATA
BY
INDEPENDENT QUALIFIED RESERVES EVALUATOR

To the Board of Directors of Petrominerales Ltd. (the "Company"):

1. Pursuant to the request of the Company, we have evaluated the Company's reserves data as of December 31, 2006. The reserves data include the following:

   (d) (i) proved, proved-plus-probable, and proved-plus-probable-plus-possible oil and gas reserves estimated as of December 31, 2006 using forecast (as defined in our report) prices and costs; and

   (ii) the related estimated future net revenue; and

   (e) (i) proved, proved-plus-probable, and proved-plus-probable-plus-possible oil and gas reserves estimated as of December 31, 2006 using constant (as defined in our report) prices and costs; and

   (ii) the related estimated future net revenue.

2. The reserves data are the responsibility of the Company's management. Our responsibility is to express an opinion on the reserves data based on our evaluation.

   We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the "COGE Handbook") prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society).

3. Those standards require that we plan and perform an evaluation to assure that reserves estimates are free of material misstatement and are in accordance with principles and definitions presented in the COGE Handbook.

The following table sets forth the estimated future net revenue (before deduction of Canadian income taxes) in thousands of United States dollars (M U.S.$) for proved-plus-probable reserves evaluated by us, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, evaluated as of December 31, 2006, and identifies the respective portions thereof that we have evaluated and reported to Company's management:

Independent Qualified Reserves Evaluator	Description and Effective Date of Evaluation	Location of Reserves	Net Present Value of Future Net Revenue (before Canadian Income Tax, Discounted at 10 Percent) Audited (M U.S.$)	Evaluated (M U.S.$)	Reviewed (M U.S.$)	Total (M U.S.$)
DeGolyer and MacNaughton	Appraisal Report as of December 31, 2006 on the Orito Field and Neiva Block in Colombia for Petrobank Energy and Resources, Ltd. dated February 20, 2007	Colombia	Not Applicable	392,907	Not Applicable	392,907
Total		Colombia	Not Applicable	392,907	Not Applicable	392,907

4. In our opinion, the reserves and revenue evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook.

5. We have no responsibility to update our report referred to in paragraph 4 for events and circumstances occurring after the report preparation date.

6. Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

Executed as to our report referred to above:

DeGolyer and MacNaughton, Dallas, Texas, USA, dated February 20, 2007.

Submitted,

(signed) "DeGolyer and MacNaughton"

DeGolyer and MacNaughton

(signed) "R. M. Shuck"
R. M. Shuck, P.E.
Senior Vice President
DeGolyer and MacNaughton

APPENDIX "C"

AUDIT COMMITTEE CHARTER

PETROMINERALES LTD.

AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

MANDATE AND TERMS OF REFERENCE

A. PURPOSE

The primary function of the Audit Committee is to assist the board of directors (the "**Board of Directors**" or "**Board**") of Petrominerales Ltd. ("**Petrominerales**" or the "**Company**") in fulfilling its responsibilities by reviewing: the financial reports and other financial information provided by Petrominerales to any regulatory body or the public; the Company's systems of internal controls regarding preparation of those financial statements and related disclosures that management and the Board have established; and, the Company's auditing, accounting and financial reporting processes generally. Consistent with this function, the Audit Committee should encourage continuous improvement of, and should foster adherence to, the Company's policies, procedures and practices at all levels. The Audit Committee's primary objectives are:

- To assist directors in meeting their responsibilities in respect of the preparation and disclosure of the financial statements of the Company and related matters;
- To provide for open communication between directors and external auditors;
- To enhance the external auditor's independence;
- To increase the credibility and objectivity of financial reports; and
- To strengthen the role of the outside directors by facilitating in-depth discussions between directors on the Audit Committee, management and external auditors.

B. COMPOSITION

(a) The Audit Committee shall be comprised of three or more directors as determined by the Board of Directors, none of whom are members of management of Petrominerales and all of whom are "unrelated directors" (as such term is used in the Report of the Toronto Stock Exchange on Corporate Governance in Canada) and "independent" (as such term is used in Multilateral Instrument 52-110 — Audit Committees ("**MI 52-110**") unless the Board shall have determined that the exemption contained in Section 3.6 of MI 52-110 is available and has determined to rely thereon.

(b) All of the members of the Audit Committee shall be "financially literate" (as defined in MI 52-110) unless the Board shall determine that an exemption under MI 52-110 from such requirement in respect of any particular member is available and has determined to rely thereon in accordance with the provisions of MI 52-110.

(c) The members of the Audit Committee shall be elected by the Board of Directors at the annual organizational meeting of the Board of Directors and remain as members of the Audit Committee until their successors shall be duly elected and qualified.

(d) Unless a Chair is elected by the full Board of Directors, the members of the Audit Committee may designate a Chair by majority vote of the full Audit Committee membership.

MEETINGS

(a) The Audit Committee shall meet at least four times annually, or more frequently as circumstances dictate. As part of its mandate to foster open communication, the Audit Committee should meet at least annually with management and the external auditors in separate executive sessions to discuss any matters that the Audit Committee or each of these groups believe should be discussed privately. The Audit Committee or at least its Chair should meet with the external auditors and management quarterly to review the Company's financial statements consistent with Section III.2 below. The Chief Financial Officer may, at the discretion of the Audit Committee, be present at meetings of the Audit Committee and may be excused from all or part of any such meetings by the Chairman.

(b) Minutes of all meetings of the Audit Committee shall be taken and the Audit Committee shall report the results of its meetings and reviews undertaken and any associated recommendations to the Board of Directors.

(c) A quorum for meetings of the Audit Committee shall be a majority of its members, and the rules for calling, holding, conducting and adjourning meetings of the Audit Committee shall be the same as those governing the Board.

C. RESPONSIBILITIES AND DUTIES

To fulfill its responsibilities and duties, the Audit Committee shall:

Documents/Reports Review

(a) Review and update this Charter, as conditions dictate.

(b) Review the financial statements, prospectuses, MD&A, annual information forms ("**AIF**") and all public disclosure containing audited or unaudited financial information (including, without limitation, annual and interim press releases and any other press releases disclosing earnings or financial results) before release and prior to Board approval where required.

(c) Review the reports to management prepared by the external auditors and management's responses.

(d) Review of significant auditor findings during the year, including the status of previous audit recommendations.

(e) Be satisfied with and periodically assess the adequacy of procedures for the review of corporate disclosure that is derived or extracted from the financial statements.

External Auditors

(f) Be directly responsible for overseeing the work of the external auditors, including the resolution of disagreements between management and the external auditors regarding financial reporting.

(g) Recommend to the Board the external auditors to be nominated for appointment by the shareholders.

(h) Recommend to the Board the terms of engagement of the external auditor, including their compensation and a confirmation that the external auditors shall report directly to the Audit Committee.

(i) On an annual basis, review and discuss with the auditors all significant relationships the auditors have with the Company to determine the auditors' independence.

(j) Review the performance of the external auditors and approve any proposed discharge of the external auditors when circumstances warrant.

(k) When there is to be a change in auditors, review the issues related to the change and the information to be included in the required notice to securities regulators of such change.

(l) Periodically consult with the external auditors, without the presence of management, about internal controls and the fullness and accuracy of the Company's financial statements.

(m) Consider, in consultation with the external auditor, the audit scope and plan of the external auditor.

(n) Pre-approve the completion of any non-audit services by the external auditors and determine which non-audit services the external auditor is prohibited from providing and the Audit Committee may delegate to one or more independent members of the Audit Committee the authority to pre-approve non-audit services, provided that such member(s) reports to the Audit Committee at the next scheduled meeting such pre-approval and the member(s) complies with such other procedures as may be established by the Audit Committee from time to time.

Financial Reporting Processes

(o) In consultation with the external auditors and management, review the integrity of the Company's financial reporting processes, both internal and external.

(p) Consider judgments concerning the appropriateness of the Company's accounting policies.

(q) Consider and approve, if appropriate, major changes to the Company's auditing and accounting principles and practices as suggested by the external auditors or management.

(r) Review risk management policies and procedures of the Company (i.e., hedging, litigation and insurance).

(s) Establish a procedure for:

  (i) the receipt, retention and handling of complaints received by the Company regarding accounting, internal accounting controls or auditing matters; and

  (ii) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

(t) Approve management recommendations of appointment of individuals to senior financial reporting positions within the Company.

Process Improvement

(u) Establish regular and separate systems of reporting to the Audit Committee by management and the external auditors regarding any significant judgments made in management's preparation of the financial statements and the view of each group as to appropriateness of such judgments.

(v) Following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

(w) Review with external auditors their assessment of internal controls, their written reports containing recommendations for improvement, and management's response and follow-up to any identified weaknesses. The Audit Committee shall also review annually with the external auditors their plan for their audit and, upon completion of the audit, their reports upon the financial statements.

Ethical and Legal Compliance

(x) Ensure that management has the proper review system in place to ensure that the Company's financial statements, reports and other financial information disseminated to regulatory organizations and the public satisfy legal requirements.

(y) On at least an annual basis, review with the Company's counsel and/or management, any legal matters, compliance with applicable laws and regulations, or inquiries received from regulators or government agencies that could have a significant impact on the organization's financial statements.

(z) Conduct and authorize investigations into any matters within the Audit Committee's scope of responsibilities. The Audit Committee shall be empowered to retain, and to set and pay compensation for any independent counsel and other professionals to assist in the conduct of any investigation.

(aa) Perform any other activities consistent with this Charter, the Company's charter documents, governing law and any applicable rules, regulations, policies or laws as the Audit Committee or the Board of Directors deems necessary or appropriate.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Summary of Annual Results (1)

(All references to $ are United States dollars unless otherwise noted)

	2006	2005	2004
Financial			
($000s, except where noted)			
Crude oil revenue	**43,676**	16,671	16,700
Funds flow from operations (2)	**28,789**	8,020	9,260
Per share – basic and diluted ($) (3)	**0.33**	0.10	0.12
Net income	**14,798**	2,253	1,459
Per share – basic and diluted ($) (3)	**0.17**	0.03	0.02
Capital expenditures	**73,365**	32,206	10,754
Total assets	**181,407**	88,317	58,724
Cash and working capital (deficit)	**11,469**	(15,225)	(2,118)
Common shares outstanding, end of year (000s)			
Basic	**95,000**	79,000	79,000
Diluted	**98,051**	79,000	79,000
Operations			
Operating netback ($/bbl)			
Crude oil revenue	**54.54**	44.30	33.58
Royalties	**4.38**	3.54	2.69
Production expenses	**6.87**	7.84	5.87
Operating netback	**43.29**	32.92	25.02
Average daily crude oil production (bbls)	**2,194**	1,031	1,359

(1) Amounts in the periods ending on or before June 30, 2006 have been translated and restated in United States dollars from the previously reported Canadian dollar amounts. See "Change in Accounting Policy" within Management's Discussion and Analysis ("MD&A").

(2) Calculated based on cash flow from operations before changes in other non-cash working capital.

(3) Assumed weighted average number of basic and diluted shares totalled 78,999,900 prior to incorporation on April 20, 2006. See "Formation of the Company" within MD&A.

The following MD&A is dated March 8, 2007 and should be read in conjunction with the consolidated financial statements and accompanying notes of Petrominerales Ltd. ("Petrominerales" or the "Company") as at and for the years ended December 31, 2006. Additional information for the Company, including the Annual Information Form ("AIF") can be found on SEDAR at www.sedar.com or at www.petrominerales.com. In addition to historical information, the MD&A contains forward-looking statements that are generally identifiable as any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events of performance (often, but not always, through the use of words or phrases such as "will likely result," "expected," "is anticipated," "believes," "estimated," "intends," "plans," "projection" and "outlook") are not historical facts and may be forward-looking and may involve estimates, assumptions and uncertainties which could cause actual results or outcomes to differ materially from those expressed in such forward-looking statements. Actual results achieved during the forecast period will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors. Such factors include, but are not limited to: general economic, market and business conditions; fluctuations in oil and gas prices; the results of exploration and development of drilling and related activities; fluctuation in foreign currency exchange rates; the uncertainty of reserve estimates; changes in environmental and other regulations; risks associated with oil and gas operations and other factors, many of which are beyond the control of the Company. Accordingly, there is no representation by Petrominerales that actual results achieved during the forecast period will be the same in whole or in part as those forecast. Further, any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events, except as required by applicable securities laws.

This report contains financial terms that are not considered measures under Canadian generally accepted accounting principles ("GAAP"), such as funds flow from operations, funds flow per share and operating netback. These measures are commonly utilized in the oil and gas industry and are considered informative for management and shareholders. Specifically, funds flow from operations and funds flow per share reflect cash generated from operating activities before changes in other non-cash working capital. Funds flow from operations should not be considered an alternative to, or more meaningful than cash flow from operating activities as determined under GAAP as an indicator of the Company's performance. Management considers funds flow from operations and funds flow per share important as they help evaluate performance and demonstrate the Company's ability to generate sufficient cash to fund future growth opportunities. Profitability relative to crude oil prices per barrel of production is demonstrated by an operating netback. All amounts are in United States dollars, unless otherwise stated.

Highlights

- → On June 29, 2006, Petrominerales completed its initial public offering (the "IPO") of common shares and its common shares commenced trading on the Toronto Stock Exchange under the symbol "PMG";
- → Production more than doubled, averaging 2,194 barrels per day ("bopd") in 2006, mainly as a result of the completion of the Orito-117 and 118 wells late in the first quarter of 2006;
- → Operating netbacks increased by 32 percent to $43.29 per barrel in 2006 reflecting increases in world crude oil prices, operating efficiencies realized from production increases and Colombia's compelling fiscal regime;
- → Funds flow from operations increased by 259 percent to $28.8 million;
- → Net income increased by 557 percent to $14.8 million.

Formation of the Company

Petrominerales is involved in the exploration, development and production of crude oil in the country of Colombia through its 100-percent-owned subsidiary Petrominerales Colombia Ltd. Petrominerales was incorporated in the Bahamas on April 20, 2006 for the purpose of acquiring all of the issued and outstanding shares of Petrominerales Colombia Ltd., an indirect wholly-owned subsidiary of Petrobank Energy and Resources Ltd. ("Petrobank"). On June 29, 2006, an initial public offering (the "IPO") of Petrominerales' common shares was completed on the Toronto Stock Exchange, reducing the percentage owned by Petrobank from 100 percent to 80.7 percent.

In conjunction with the completion of the IPO, Petrominerales acquired all of the issued and outstanding common shares of Petrominerales Colombia Ltd. The acquisition of Petrominerales Colombia Ltd. by the Company was a non-arms length transaction and as such has been recorded by the Company at carrying value. The Company's financial statements presented for comparative purposes reflect the financial position, results of operations and cash flows as if Petrominerales had been combined with Petrominerales Colombia Ltd. since inception.

Revenue

Crude oil revenue increased by 162 percent to $43.7 million in 2006 from $16.7 million in 2005. Related oil production increased by 113 percent in 2006 to 2,194 bopd, while the average sales price increased by 23 percent in 2006 to $54.54 per barrel.

Average Daily Crude Oil Production

Crude oil production increased by 113 percent to 2,194 bopd in 2006 from 1,031 bopd averaged in 2005. The significant increase was due mainly to production commencing from the Orito-117 and 118 wells late in the first quarter of 2006, and successful workovers in Orito and Neiva. The Company's ongoing development programs at Orito and Neiva are expected to result in further production additions in 2007.

Average Benchmark Crude Oil Price

Years ended December 31,	**2006**	2005
WTI ($/bbl)	**66.25**	56.70

Realized Prices

Oil sales prices in Colombia averaged $54.54 per barrel in 2006, representing an $11.71 per barrel discount to WTI (18 percent of WTI) compared to a discount of $12.40 per barrel (22 percent of WTI) in 2005. The discounts to WTI decreased as an increased percentage of production is coming from higher quality Orito oil (1,875 bopd in 2006 compared to 685 bopd in 2005). In December the Company negotiated a new sales contract for Orito production resulting in an increase in realized prices relative to WTI. WTI averaged $61.96 per barrel in December and the Company's Orito production received $54.92 per barrel representing a $7.04 discount (11.4 percent) to WTI.

Royalties

Royalties are fixed at a rate of eight percent until the Company's net production per field exceeds 5,000 bopd. Accordingly, royalty expense increased in proportion with revenue to $3.5 million in 2006 from $1.3 million in 2005.

Production Expenses

Production expenses increased to $5.5 million in 2006 compared to $3.0 million in 2005. On a unit of production basis, production costs decreased by 12 percent to $6.87 per barrel in 2006 from $7.84 per barrel in 2005. Ecopetrol, the state oil company and the Company's partner, is responsible for primary production operations at Orito and Neiva at a cost (subject to annual inflation, currency, and other adjustments) of $4.14 per barrel and $2.25 per barrel, respectively. The Company's remaining production expenses are primarily fixed, which results in lower production costs per barrel as production increases.

General and Administrative Expenses

General and administrative expenses increased by 48 percent in 2006 to $4.3 million from $2.9 million in 2005. The increases were primarily due to management fees paid to Petrobank, and costs associated with operating a publicly-owned entity.

Stock-Based Compensation Expenses

Stock-based compensation expenses totalled $0.5 million in 2006 relating to stock options granted. Before completion of the IPO, there were no stock options outstanding. The calculation of this non-cash expense is determined based on the fair value of stock options granted amortized over the vesting period of the option. The exercise price of each option is not less than the market price of the Company's stock on the date of the grant.

Depletion, Depreciation and Accretion

Depletion, depreciation and accretion expense increased to $13.5 million ($16.81 per barrel) in 2006 from $5.8 million ($15.32 per barrel) in 2005. The rate increased slightly over 2005, in spite of a 42 percent increase in gross working interest total proved reserves to 13.6 million barrels, due to higher capital expenditures totalling $73.4 million and $106.0 million of future development costs associated with proved undeveloped reserves.

Taxes

The Company recorded a $1.9 million income tax expense in 2006 compared to $1.3 million in 2005. Taxes consist primarily of presumptive income taxes in Colombia which are based on equity capitalization levels. Presumptive income taxes paid in excess of ordinary income taxes owing can be recovered against income taxes in future periods, and can be carried forward for five years. An external reserve evaluation effective December 31, 2006, anticipates an ordinary cash income tax liability commencing in 2008. Petrominerales estimates the tax liability to be delayed until at least 2009 due to additional exploration expenditures which are deductible for tax purposes and are not reflected in the external reserve evaluation.

Based on tax reforms made effective January 1, 2007, tax losses may be carried forward without limitations to offset to taxable income; the presumptive income rate was reduced from six percent to three percent on the prior tax year's net tax equity; the seven percent remittance tax was eliminated; a 1.2 percent equity tax was introduced, the income tax rate was reduced from 38.5 percent to 34 percent in 2007, and to 33 percent for subsequent years; and, the special deduction for the acquisition or construction of real fixed assets was increased to 40 percent from 30 percent.

Net Income

Net income in 2006 increased by 557 percent to $14.8 million ($0.17 per share, basic and diluted) compared to $2.3 million ($0.03 per share, basic and diluted) in 2005. The increase was due to substantially higher production and crude oil sales prices, partially offset by higher royalties, production expenses and depletion, depreciation and accretion expense.

Funds Flow From Operations

The Company's funds flow from operations increased by 259 percent to $28.8 million in 2006 from $8.0 million in 2005. On a basic and diluted per share basis, funds flow from operations increased by 230 percent to $0.33 from $0.10 in 2005. These increases were primarily a result of higher production and realized oil sales prices combined with lower per barrel operating and general and administrative costs.

Capital Expenditures

By Type ($000s)	2006
Drilling and completions	**37,966**
Workovers	**16,743**
Seismic	**6,285**
Facilities, civil work, health safety and environment	**4,997**
Other	**2,836**
Capital expenditures before change in reporting currency	**68,827**
Effect of change in reporting currency	**4,538**
Total	**73,365**

Capital expenditures totalled $73.4 million in 2006 compared to $32.2 million in 2005. The expenditures in 2006 related to drilling, completions and workovers at Orito, recompletions and fracture stimulations at Neiva and initial work commitments on the Company's exploration blocks.

SUMMARY OF QUARTERLY RESULTS

				2006 [1]				2005 [1]
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Financial ($000s except where noted)								
Crude oil revenue	**11,038**	12,818	13,581	6,239	3,932	4,953	3,921	3,865
Funds flow from operations [2]	**6,745**	8,202	10,479	3,363	1,838	2,668	1,728	1,786
Per share – basic and diluted ($) [3]	**0.07**	0.09	0.13	0.04	0.02	0.03	0.02	0.02
Net income	**2,677**	4,252	6,462	1,407	257	1,182	386	428
Per share – basic and diluted ($) [3]	**0.03**	0.04	0.08	0.02	0.00	0.01	0.00	0.01
Capital expenditures	**23,617**	21,696	9,110	18,942	19,605	4,216	4,389	3,996
Operations								
Operating netback ($/bbl)								
WTI benchmark price	**60.17**	70.54	70.72	63.48	60.05	63.19	53.17	49.84
Crude oil sales price	**50.58**	57.57	57.14	51.12	44.75	50.17	42.08	40.06
Royalties	**4.05**	4.60	4.61	4.09	3.59	4.01	3.37	3.21
Production expenses	**7.35**	6.97	5.59	8.36	8.59	7.84	8.11	6.89
Operating netback	**39.18**	46.00	46.94	38.67	32.57	38.32	30.60	29.96
Average daily crude oil production (bbls)	**2,372**	2,420	2,612	1,356	955	1,073	1,024	1,072

(1) Amounts in the periods ending on or before June 30, 2006 have been translated and restated in United States dollars from the previously reported Canadian dollar amounts. See "Change in Accounting Policy".
(2) Calculated based on cash flow from operations before changes in non-cash working capital.
(3) Assumed weighted average number of basic and diluted shares totalled 78,999,900 prior to incorporation on April 20, 2006. See "Formation of the Company".

Significant factors influencing quarterly results were:

- Completion of the Orito-117 and 118 wells late in the first quarter of 2006 resulting in a substantial increase in production;
- Significant decreases in per barrel operating and general and administrative costs in 2006 due to higher production;
- Historically high world crude oil prices over the past two years.

Commitments

The Company has committed to various work programs pursuant to its exploration contracts. These commitments are expected to total approximately $25.9 million by June 30, 2008, and will be normal course exploration expenditures including acquiring and evaluating seismic data and drilling exploration wells. In addition, the Company has secured drilling rigs with contract terms extending until March 31, 2008. At year-end 2006, the remaining commitments on the drilling rigs totalled $29.0 million, a significant portion of which will be used to satisfy commitments on the exploration contracts. Petrominerales plans to fund these commitments with existing cash balances, funds flow from operations, and available credit facilities. The Company has issued letters of credit totalling $3.1 million outstanding in connection with the obligations on these exploration contracts.

The following is a summary of the estimated costs required to fulfill the Company's remaining contractual commitments as at December 31, 2006:

Type of Obligation ($000s)	Total	< 1 Year	1-3 Years
Exploration contracts	**25,900**	16,400	9,500
Drilling rigs [1]	**29,000**	26,000	3,000
Total	**54,900**	42,400	12,500

(1) A significant portion of these contractual commitments will be used to satisfy work commitments on the Company's exploration contracts.

Liquidity and Capital Resources

During the year the Company completed the following share issuance:

Date Of Issue	Number Issued	Price Per Share	Gross Proceeds	Use Of Proceeds
June 29, 2006	16,000,000	Cdn$3.75	$53.8 million	Funded portion of 2006 capital program and continues to fund portion of 2007 capital program

The number of outstanding shares of Petrominerales of 95 million was unchanged at March 8, 2007 from December 31, 2006.

At December 31, 2006 the Company had no debt and net working capital of $11.5 million, including cash and cash equivalents of $28.6 million.

Possible sources of funds available to Petrominerales include the following:

- Funds flow from operations, which is expected to continue increasing with anticipated increases in production.
- The Company's Colombian operating line of credit, with a borrowing base of approximately $3.1 million, is currently being used for letters of credit to guarantee work commitments under exploration blocks.
- The Company closed a $50 million revolving credit facility with an initial $25 million borrowing base on December 20, 2006 with an international bank. The facility bears interest at a rate equal to the LIBOR (London Interbank Offered Rate) plus three percent per annum. The borrowing base is reviewed semi-annually.
- The Company could raise funds through the issuance of additional common shares.
- Petrominerales may sell producing or non-producing assets to raise funds in the short term. Incremental cash resources generated as a result would be reduced by any resulting decreases in future cash flows and any required debt payments.
- An alternative financing vehicle is pre-export financing or a pre-sale of a portion of future crude oil production in Colombia. Petrominerales' contracts with Ecopetrol on the Orito and Neiva fields specifically permit the export of crude oil and there is no requirement for such proceeds to be remitted to Colombia.
- The Company expects to satisfy ongoing working capital requirements with funds flow from operations, cash and available credit facilities.

Petrominerales does not anticipate cash flows to exceed capital expenditures over the next 12 months. Currently, there are no legal restrictions on repatriating funds to the Bahamas or to shareholders once excess net cash flows are achieved.

Risks and Uncertainties

Petrominerales is exposed to a variety of risks, including but not limited to competitive, operational, political, environmental and financial.

The oil and gas industry is intensely competitive. Competition is particularly intense in the acquisition of prospective oil properties and oil and gas reserves. Petrominerales' competitive position depends on its geological, geophysical and engineering expertise, its financial resources, its ability to develop its properties and its ability to select, acquire and develop proved reserves. Petrominerales competes with a substantial number of other companies having larger technical staffs

and greater financial and operational resources. Many such companies not only engage in the acquisition, exploration, development and production of oil reserves, but also carry on refining operations and market refined products. Petrominerales also competes with major and independent oil companies and other industries supplying energy and fuel in the marketing and sale of oil to transporters, distributors and end users, including industrial, commercial and individual consumers. Petrominerales also competes with other oil companies in attempting to secure drilling rigs and other equipment necessary for drilling and completion of wells. Such equipment may be in short supply from time to time, and has been in particularly short supply recently due to the increase in the market price of oil. In addition, equipment and other materials necessary to construct production and transmission facilities may be in short supply from time to time. Finally, companies not previously investing in oil may choose to acquire reserves to establish a firm supply or simply as an investment. Such companies will also provide competition for Petrominerales.

Petrominerales is exposed to a number of operational risks inherent in the industry including accidents, well blowouts, uncontrolled flows and environmental risks. Operational risks are managed using prudent field operating procedures. The Company has a detailed emergency response plan to deal with potential incidents and maintains a comprehensive insurance program to reduce the risk of significant economic loss; however, not all risks can be eliminated. Losses resulting from the occurrence of these risks could have a material adverse impact on the Company's operations.

Petrominerales currently has operations in Colombia and from time to time may evaluate additional projects internationally. To help mitigate the risks associated with operating in foreign jurisdictions, the Company seeks to operate in regions where the petroleum industry is a key component of the economy. Petrominerales believes that management's experience operating both domestically and internationally helps reduce these risks. Some countries in which the Company may operate may be considered politically and economically unstable. In Colombia, the government has a long history of democracy and an established legal framework that, in Petrominerales' opinion, minimize political risks.

Colombia has a publicized history of security problems associated with certain narco-terrorist groups. The Company and its personnel are subject to these risks, but through effective security and social programs, Petrominerales believes these risks can be effectively managed. It is difficult to obtain insurance coverage to protect against terrorist incidents and as a result the Company's insurance program excludes this coverage. Consequently, incidents like this in the future could have a material adverse impact on the Company's operations.

The Company is subject to extensive governmental and environmental regulations in its operating jurisdictions. Changes to these regulations could increase the costs of conducting business in these jurisdictions. Environmental risks inherent in the oil and gas industry are subject to increasingly stringent legislation and regulation. The Company operates in accordance with all relevant environmental legislation and strives to minimize the environmental impact of its operations by providing for safety and environmental issues in all of its business plans.

The Company is exposed to normal financial risks inherent within the oil and gas industry, including commodity price risk, exchange rate risk, interest rate risk and credit risk. The Company conducts its operations in a manner intended to minimize exposure to these risks as described in Note 10 to the Company's 2006 consolidated financial statements.

Crude oil prices are the Company's most significant financial risk. Crude oil prices are influenced by global supply and demand, OPEC policy and worldwide political events. Fluctuations in crude oil prices not only affect the Company's cash flows, but may also result in changes to the borrowing capacity under the Company's credit facilities. Management believes it is neither appropriate nor possible to eliminate 100 percent of the Company's exposure to fluctuations in crude oil prices. The Company monitors market conditions and may selectively utilize derivative instruments to reduce exposure to crude oil price movements.

A portion of the Company's expenditures are denominated in Colombian pesos. To the extent revenues and expenditures denominated in or strongly linked to the United States dollar are not equivalent; the Company is exposed to exchange rate risk. The Company is exposed to the extent United States dollar revenues do not equal United States dollar expenditures. The Company is not currently using exchange rate derivatives to manage exchange rate risks.

Petrominerales is exposed to fluctuations in short-term interest rates on amounts drawn under its Colombian peso-based bank facility, as well as any future floating rate debt. The Company has not hedged these rates given the need to remain flexible in borrowing and repaying outstanding balances, if any. The Company does not currently have any debt outstanding.

Sensitivities

The Company's earnings and cash flow are sensitive to changes in the price of crude oil.

The following factors demonstrate the expected impact on annualized cash flow:

Change of:	(millions)
$1.00/bbl WTI reference price (assuming 3,000 bopd)	**$1.0**
100 bopd of production @ $55/bbl WTI	**$1.4**

Transactions with Related Parties

Petrominerales Colombia Ltd. maintains a Technical Services Agreement with the Company's indirect majority shareholder, Petrobank, for items such as geological, geophysical, and engineering services provided. All charges are based on cost plus an administrative fee, of no more than five percent. These costs totalled $1.8 million for the year ended December 31, 2006 (2005 - $1.3 million). Of these costs, $1.3 million (2005 - $0.6 million) was capitalized while the remainder was recorded as general and administrative expense.

The Company pays Petrobank a monthly fee of Cdn$75,000 pursuant to a Management Services Agreement made effective May 1, 2006 providing for the services of the President and Chief Executive Officer and Chief Financial Officer and other services, including corporate, administrative, financial, treasury, accounting, information technology and human resources support. The fee is based on a negotiated value of services provided. Costs under this agreement totalled $0.5 million for the year ended December 31, 2006 (2005 - $nil) and were recorded as general and administrative expense.

On June 29, 2006, the Company repaid a loan outstanding to Petrobank using a portion of the proceeds from the IPO. The loan was only available from April 1, 2006 until the closing of the IPO and the outstanding balance ranged from $nil to $8.6 million. Interest expense was incurred at a rate equal to Petrobank's cost of nine percent and totalled $0.1 million.

The Company has entered into three agreements, a Technology Use Agreement, Option Agreement and Joint Operating Agreement, with a wholly-owned subsidiary of Petrobank. Under the terms of the Technology Use Agreement, Petrominerales has the right to use the THAI™ technology, know how and any improvements or enhancements, in heavy oil opportunities in Colombia, subject to a licensing fee equal to 10 percent of gross production. Under the terms of the Option Agreement, Petrobank's subsidiary will have the right to acquire a working interest between 10 and 50 percent in any Petrominerales heavy oil project using the THAI™ technology. Upon acquiring a working interest in a project, Petrobank's subsidiary can also elect to be the operator of the project, which would then be governed by the Joint Operating Agreement, and would share the actual costs on a pro rata basis.

Critical Accounting Policies and Estimates

The Company's financial statements are prepared in accordance with Canadian GAAP, which require management to make judgments, estimates and assumptions, which may have a significant impact on the financial statements. A summary of the Company's significant accounting policies can be found in Note 2 to the Company's 2006 consolidated financial statements. The following is a discussion of those accounting policies and estimates that are considered critical in the determination of the Company's financial results.

Capital Assets — Full Cost Accounting

The Company follows the full cost method of accounting and alternatively, could follow the successful efforts method of accounting whereby all costs related to non-productive wells are expensed in the period in which they are incurred.

Under the full cost method of accounting, capitalized costs are subject to a country-by-country cost centre impairment test. Under the successful efforts method of accounting, the costs are aggregated on a property-by-property basis and the carrying value of each property is subject to an impairment test. These policies may result in a different carrying value for capital assets and a different net income. The full cost method is the method most commonly followed by Petrominerales' peer group of companies.

Under full cost accounting, a limit is placed on the carrying value of the net capitalized costs in each cost centre in order to test impairment. Impairment exists when the carrying value of developed properties of a cost centre exceeds the estimated undiscounted future net cash flows associated with the cost centre's proved reserves. Costs relating to undeveloped properties are subject to individual impairment assessments until it can be determined whether or not proved reserves exist. If impairment is determined to exist, the costs carried on the balance sheet in excess of the discounted future net cash flows associated with the cost centre's proved plus probable reserves are charged to income.

Reserve Estimates

Reserve estimates can have a significant impact on net income and the carrying value of capital assets. The process of estimating reserves requires significant judgment based on available geological, geophysical, engineering, and economic data, projected rates of production, estimated commodity price forecasts and the timing of future expenditures, all of which are subject to interpretation and uncertainty. Reserve estimates impact net income through depletion expense and the application of impairment tests. Revisions or changes in reserve estimates can have either a positive or a negative impact on net income and can impact the carrying amount of capital assets.

Creditors may also use reserve estimates to assess the allowable borrowing base under secured credit facilities. Changes to the reserve estimates can result in borrowing base increases or decreases, which could impact the Company's financial position.

Change in Accounting Policy

Change in Reporting Currency

On July 1, 2006, the Company changed its reporting currency from Canadian dollars (Cdn$) to United States dollars ($), as this currency is more appropriate for the Company's investors and other users of the financial statements. In making this change, the Company has followed recommendations of the Emerging Issues Committee ("EIC") of the Canadian Institute of Chartered Accountants ("CICA"), set out in EIC-130, "Translation Method When The Reporting Currency Differs From The Measurement Currency Or There Is A Change In The Reporting Currency."

Financial statements for all periods presented have been translated from Canadian dollars into United States dollars using the current rate method, based on EIC-130 recommendations. Using this method, all consolidated assets and liabilities have been translated using the exchange rate at the balance-sheet dates, while shareholders' equity has been translated using the historical rates of exchange in effect on the dates of the corresponding transactions. The consolidated statements of operations and deficit and consolidated statements of cash flow have been translated using the prevailing average exchange rates for the period, except for financing transactions which have been translated using the historical rates of exchange. Any resulting exchange rate differences due to this translation were included in shareholders' equity as cumulative translation adjustment. All comparative financial information being presented has been restated to reflect the Company's financial statements as if they have been historically reported in United States dollars and the effect on the consolidated financial statements resulted in a cumulative translation adjustment and corresponding increase in capital assets of $16.0 million as at July 1, 2006. Prospectively, this balance is not expected to change.

New Accounting Pronouncements

In December 2006, the Canadian Accounting Standards Board ("AcSB") issued two new sections in relation to financial instruments: Section 3862, Financial Instruments - Disclosures, and Section 3863, Financial Instruments - Presentation. Both sections will become effective for annual and interim periods beginning on or after October 1, 2007 and will require increased disclosure of financial instruments.

In December 2006, the AcSB issued Section 1535, Capital Disclosures, requiring disclosure of information about an entity's capital and the objectives, policies, and processes of managing capital. The standard is effective for annual periods beginning on or after October 1, 2007.

Regulatory Policies

Certification of Disclosures in Annual and Interim Filings

In accordance with Multilateral Instrument 52-109 of the Canadian Securities Administrators, the Company annually issues a "Certification of Annual Filings" ("Certification"). The Certification requires certifying officers to state that they are responsible for establishing and maintaining disclosure controls and procedures, have designed such procedures and evaluated their effectiveness as of the end of the period covered by these annual filings. In addition, the Certification requires certifying officers to state that they have designed such internal control over financial reporting, or caused it to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements. The Company has continually had in place systems relating to internal control over financial reporting and will continue to monitor internal controls as the Company's business evolves.

The certifying officers have evaluated the effectiveness of the Company's disclosure controls and procedures and, based on such evaluation, believe that the disclosure controls and procedures provide a reasonable assurance that information required to be disclosed by the Company in these annual filings is recorded, processed, summarized and reported within the time periods specified and the controls and procedures ensure that the information required to be disclosed by the Company is accumulated and communicated to Petrominerales' management, including its Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Outlook

In addition to the plans discussed in this MD&A, please see the Company's 2007 Corporate Profile.


Petrominerales


STRENGTH IN LATIN AMERICA

Q2•07

CONSOLIDATED BALANCE SHEETS

(Unaudited, thousands of United States dollars)

As at	June 30, 2007	December 31, 2006
Assets		
Current assets		
Cash and cash equivalents	$ **2,850**	$ 28,634
Accounts receivable and other current assets	**12,248**	2,009
	15,098	30,643
Capital assets	**209,131**	150,764
Future income tax asset (Note 4)	**8,278**	-
Total assets	$ **232,507**	$ 181,407
Liabilities and Shareholders' Equity		
Current liabilities		
Accounts payable and accrued liabilities	$ **31,307**	$ 19,174
Bank debt (Notes 2 and 3)	**24,401**	-
Asset retirement obligations	**1,184**	930
	56,892	20,104
Shareholders' equity		
Common shares (Note 5)	**138,928**	138,906
Contributed surplus (Note 5)	**1,003**	531
Accumulated other comprehensive income (Note 5)	**16,024**	16,024
Retained earnings	**19,660**	5,842
	175,615	161,303
Total liabilities and shareholders' equity	$ **232,507**	$ 181,407

Commitments and contingencies (Note 7)
Subsequent event (Note 8)

See accompanying notes to these consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS (DEFICIT)

(Unaudited, thousands of United States dollars, except per share amounts)

	Three months ended June 30,		Six months ended June 30,	
	2007	2006	**2007**	2006
Revenues				
Oil	**$ 14,977**	$ 13,581	**$ 24,144**	$ 19,820
Interest income	**27**	-	**63**	-
Royalties	**(1,203)**	(1,096)	**(1,936)**	(1,595)
	13,801	12,485	**22,271**	18,225
Expenses				
Production	**1,592**	1,327	**2,887**	2,348
General and administrative	**1,607**	926	**2,758**	1,758
Stock-based compensation	**292**	139	**476**	139
Interest	**477**	115	**477**	115
Foreign exchange loss (gain)	**450**	(860)	**543**	(769)
Depletion, depreciation and accretion	**4,461**	3,878	**7,798**	5,834
	8,879	5,525	**14,939**	9,425
Income before taxes	**4,922**	6,960	**7,332**	8,800
Tax expense (recovery) (Note 4)	**(7,221)**	498	**(6,486)**	931
Net income	**12,143**	6,462	**13,818**	7,869
Retained earnings (deficit), beginning of period	**7,517**	(7,549)	**5,842**	(8,956)
Retained earnings (deficit), end of period	**$ 19,660**	$ (1,087)	**$ 19,660**	$ (1,087)
Basic and diluted earnings per share (Note 5)	**$ 0.13**	$ 0.08	**$ 0.15**	$ 0.10

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Unaudited, thousands of United States dollars)

	Three months ended June 30,		Six months ended June 30,	
	2007	2006	**2007**	2006
Net income	**$ 12,143**	$ 6,462	**$ 13,818**	$ 7,869
Other comprehensive income	-	-	-	-
Comprehensive income	**$ 12,143**	$ 6,462	**$ 13,818**	$ 7,869

See accompanying notes to these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOW

(Unaudited, thousands of United States dollars)

	Three months ended June 30, 2007	Three months ended June 30, 2006	Six months ended June 30, 2007	Six months ended June 30, 2006
Operating Activities				
Net income	**$ 12,143**	$ 6,462	**$ 13,818**	$ 7,869
Depletion, depreciation and accretion	**4,461**	3,878	**7,798**	5,834
Amortization of deferred financing costs	**90**	-	**90**	-
Stock-based compensation	**292**	139	**476**	139
Future income taxes (Note 4)	**(8,278)**	-	**(8,278)**	-
	8,708	10,479	**13,904**	13,842
Changes in non-cash working capital	**(5,168)**	(3,841)	**(10,152)**	(6,429)
	3,540	6,638	**3,752**	7,413
Financing Activities				
Issuance of bank debt	**25,000**	-	**25,000**	-
Financing costs	**(689)**	-	**(689)**	-
Issuance of common shares	**18**	49,753	**18**	49,753
Equity contributed by majority shareholder	**-**	-	**-**	21,908
	24,329	49,753	**24,329**	71,661
Investing Activities				
Expenditures on capital assets	**(38,342)**	(9,110)	**(65,911)**	(28,052)
Changes in non-cash working capital	**7,882**	(4,254)	**12,046**	(8,002)
	(30,460)	(13,364)	**(53,865)**	(36,054)
Net effect of foreign exchange on cash denominated in foreign currencies	**-**	239	**-**	239
Net change in cash and cash equivalents	**(2,591)**	43,266	**(25,784)**	43,259
Cash and cash equivalents, beginning of period	**5,441**	106	**28,634**	113
Cash and cash equivalents, end of period	**$ 2,850**	$ 43,372	**$ 2,850**	$ 43,372
Cash and cash equivalents consist of:				
Cash	**$ 2,294**	$ 40,866	**$ 2,294**	$ 40,866
Cash equivalents	**$ 556**	$ 2,506	**$ 556**	$ 2,506
Other cash flow information:				
Cash taxes paid	**$ 1,045**	$ 567	**$ 1,214**	$ 661
Cash interest paid	**$ 12**	$ -	**$ 12**	$ -
Cash interest received	**$ 27**	$ 5	**$ 63**	$ 5

See accompanying notes to these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the three and six month periods ended June 30, 2007 and 2006
(Unaudited, all tabular amounts are expressed in thousands of United States dollars, except share amounts or as otherwise noted)

Note 1 – Significant Accounting Policies

The interim consolidated financial statements for Petrominerales Ltd. ("Petrominerales" or the "Company") as at and for the three and six month periods ended June 30, 2007 should be read in conjunction with the audited consolidated financial statements as at and for the year ended December 31, 2006. The notes to these interim consolidated financial statements do not conform in all respects to the note disclosure requirements of generally accepted accounting policies ("GAAP") for annual financial statements. These interim consolidated financial statements are prepared using the same accounting policies and methods of computation as disclosed in the consolidated financial statements as at and for the year ended December 31, 2006, except for those disclosed in Note 2. The disclosures provided within are incremental to those included with the annual financial statements.

Note 2 – Changes in Accounting Policies

Effective January 1, 2007, the Company adopted the Canadian Institute of Chartered Accountants ("CICA") Section 1530, "Comprehensive Income," Section 3855, "Financial Instruments – Recognition and Measurement," Section 3861, "Financial Instruments – Disclosure and Presentation" and Section 3865, "Hedges." The Company has adopted these standards prospectively and the comparative interim consolidated financial statements have not been restated, except for cumulative translation adjustment which was reclassified as accumulated other comprehensive income.

Upon adoption of Section 3855, all financial instruments are classified into one of the following five categories: held-for-trading, loans and receivables, held-to-maturity investments, available-for-sale financial assets or other financial liabilities. Subsequent measurement of the financial instruments is based on their initial classification. Held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net income. Available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the instrument is derecognized or impaired. All derivative instruments, are recorded in the balance sheet at fair value unless they qualify for the normal sale and normal purchase exemption. All changes in their fair value are recorded in net income unless cash flow hedge accounting is used, in which case changes in fair value are recorded in other comprehensive income until the underlying hedged transaction is recognized in net income. Any hedge ineffectiveness is immediately recognized in net income. The other categories of financial instruments are recognized at amortized cost using the effective interest rate method.

Upon adoption of these standards, the Company classified its cash and cash equivalents as held-for-trading, which are measured at fair value. Accounts receivable are classified as loans and receivables, which are measured at amortized cost. Accounts payable and bank debt are classified as other financial liabilities, which are measured at amortized cost.

For financial assets and financial liabilities that are not classified as held-for-trading, the transaction costs that are directly attributable to the acquisition or issue of a financial asset or financial liability are adjusted to the fair value initially recognized for that financial instrument. These costs are expensed using the effective interest rate method.

Upon adoption of Section 1530, amounts previously recognized on the balance sheet as cumulative translation adjustment have been reclassified as accumulated other comprehensive income.

The Company currently does not utilize hedges or other derivative financial instruments in its operations, and as a result the adoption of Section 3865 had no material impact on the consolidated financial statements of the Company.

The adoption of these new standards had no impact on the Company's retained earnings as at January 1, 2007.

The Company also adopted Section 3251, "Equity" and Section 1506, "Accounting Changes." Section 3251 replaces Section 3250, "Surplus," and describes standards for the presentation of equity and changes in equity for reporting period as a result of the application of Section 1530, "Comprehensive Income." The only impact of Section 1506, "Accounting Changes," is to provide disclosure of when an entity has not applied a new source of GAAP that has been issued but is not yet effective. This is the case with Section 3862, "Financial Instruments Disclosures" and Section 3863, "Financial Instruments Presentations" which are required to be adopted for fiscal years beginning on or after October 1, 2007. The Company will adopt these standards on January 1, 2008 and it is expected the only effect on the Company will be additional disclosures regarding the significance of financial instruments for the entity's financial position and performance; and the nature, extent and management of risks arising from financial instruments to which the entity is exposed.

Section 1535, "Capital Disclosures" is effective for annual periods beginning on or after October 1, 2007 and establishes standards for disclosing information about the Company's capital and how it is managed. It requires disclosures of the Company's objectives, policies and processes for managing capital, the quantitative data about what the Company regards as capital, whether the Company has complied with any capital requirements and if it has not complied, the consequences of such non-compliance. The Company is currently evaluating the impact of the adoption of this section on the consolidated financial statements.

Note 3 – Bank Debt

At June 30, 2007, the Company had drawn $25.0 million on its secured credit facilities ($24.4 million - net of financing costs). Late in 2006, the Company finalized a $50.0 million three-year secured credit facility, which included an initial $25.0 million borrowing base. In June 2007, the facility was increased to $100.0 million with a $50.0 million borrowing base. The facility bears interest at a rate equal to LIBOR (London Interbank Offered Rate) plus three percent per annum. The facility is secured by a pledge over all property of the Company. The borrowing base is reviewed semi-annually.

The Company has a $7.3 million operating line of credit under which the Company can borrow at the fixed term deposit rate set by the Central Bank of Colombia plus six percent. Advances under the facility are collateralized by a promissory note provided by the Company. The company has used $4.0 million of its Colombian operating lines of credit, for letters of credit to guarantee work commitments under exploration blocks.

Note 4 – Taxes

The provision for income taxes differs from the amount that would have been expected by applying expected statutory corporate income tax rates to income before taxes. The Company does not pay tax in the Bahamas. The principal reasons for this difference are as follows:

	Three months ended June 30,		Six months ended June 30,	
	2007	2006	**2007**	2006
Income before taxes	**$ 4,922**	$ 6,960	**$ 7,332**	$ 8,800
Statutory income tax rate	**34%**	38.5%	**34%**	38.5%
Expected tax expense	**$ 1,673**	$ 2,680	**$ 2,493**	$ 3,388
Increase (decrease) in income tax provision resulting from:				
Non-deductible expenses	**29**	51	**58**	104
Enhanced tax allowances	**(1,599)**	(1,744)	**(3,199)**	(3,488)
Changes in tax rates	**-**	209	**-**	417
Stock-based compensation	**99**	53	**162**	53
Future tax asset not recognized (recognized) & others	**(8,480)**	(1,249)	**(7,792)**	(474)
Future income tax recovery	**(8,278)**	-	**(8,278)**	-
Presumptive income and equity taxes	**1,057**	498	**1,792**	931
Tax expense (recovery)	**$ (7,221)**	$ 498	**$ (6,486)**	$ 931

Presumptive income and equity taxes are based on equity levels in Colombia and can be recovered against income taxes in future periods, and can be carried forward for five years.

The components of the Company's future income tax assets and liabilities arising from temporary differences are as follows:

As at	**June 30, 2007**		December 31, 2006	
	Future Income Tax Assets	**Future Income Tax Liabilities**	Future Income Tax Assets	Future Income Tax Liabilities
Loss carry forwards	**$ 8,247**	**$ -**	$ 7,822	$ -
Excess presumptive tax	**2,061**	**-**	3,748	-
Capital assets	**2,783**	**-**	2,373	-
Asset retirement obligations	**391**	**-**	307	-
	13,482	**-**	14,250	-
Valuation allowance	**(5,204)**	**-**	(14,250)	-
	$ 8,278	**$ -**	$ -	$ -

As at June 30, 2007 non-capital losses totalled $25.0 million and expire between 2008 and 2011.

Based on tax reforms made effective January 1, 2007, tax losses may be carried forward without limitations to offset to taxable income; the presumptive income rate was reduced from six percent to three percent on the prior tax year's net tax equity; the seven percent remittance tax was eliminated; a 1.2 percent equity tax was introduced, the income tax rate was reduced from 38.5 percent to 34 percent in 2007, and to 33 percent for subsequent years; and, the special deduction for the acquisition or construction of real fixed assets was increased to 40 percent from 30 percent.

Note 5 – Share Capital

At June 30, 2007, the Company had 95,005,000 common shares outstanding, 4,683,776 stock options and 37,500 deferred common shares.

Common Shares

Common share Continuity	Number		Amount
Balance at December 31, 2006	95,000,000	$	138,906
Exercise of stock options	5,000		18
Transfer from contributed surplus related to stock options exercised	-		4
Balance at June 30, 2007	**95,005,000**	**$**	**138,928**

Contributed Surplus

Changes in Contributed Surplus		Amount
Balance at December 31, 2006	$	531
Stock-based compensation		476
Transfer from contributed surplus related to stock options exercised		(4)
Balance at June 30, 2007	**$**	**1,003**

Accumulated Other Comprehensive Income

Changes in Accumulated Other Comprehensive Income		Amount
Balance at December 31, 2006	$	16,024
Other comprehensive income		-
Balance at June 30, 2007	**$**	**16,024**

Stock Option Continuity

	Stock Options	Weighted-Average Exercise Price	
Balance at December 31, 2006	3,051,126	Cdn$	3.78
Granted	1,843,900		4.36
Exercised	(5,000)		3.75
Cancelled	(206,250)		3.75
Balance at June 30, 2007	**4,683,776**	**Cdn$**	**4.01**

Deferred Common Shares

At June 30, 2007, there were 37,500 deferred common shares outstanding under the Company's deferred share compensation plan, which allows holders to receive one common share upon payment of Cdn$0.05 per share. The deferred common shares vest after three years and expire 10 years from the date of grant. Up to 0.5 million deferred common shares have been approved for issuance under this plan.

Earnings Per Share

Basic and diluted earnings per share have been calculated based on net income divided by the weighted average number of common shares outstanding for the three month period ended June 30, 2007 of 95,000,055 (2006 – 79,351,627) and for the six month period ended June 30, 2007 of 95,000,028 (2006 – 79,176,736). The diluted calculations include nil additional shares for the potential impact of stock options and deferred common shares, as the impact is anti-dilutive.

Stock-Based Compensation

The fair value of stock options and deferred common shares granted has been estimated on their respective grant dates using the Black-Scholes option-pricing model using the following assumptions:

Three and six months ended June 30, 2007	
Risk free interest rate	**4.5%**
Dividend rate	**0%**
Expected life – options (years)	**3.3**
Expected life – deferred common shares (years)	**8**
Expected volatility	**30%**

The average fair value per stock option granted during the three and six month periods ended June 30, 2007 was $1.03 (2006 – $0.93) and $1.02 (2006 – $0.93) respectively, as at the date of grant. The average fair value per deferred common share granted during the three and six month periods ended June 30, 2007 was $3.86 (2006 – $nil) and $3.58 (2006 – $nil) respectively, as at the date of grant.

Stock-based compensation expense for the three and six month periods ended June 30, 2007 totalled $0.3 million (2006 – $0.1 million) and $0.5 million (2006 – $0.1 million) respectively.

Note 6 – Related Party Transactions

The Company pays Petrobank Energy and Resources Ltd. a monthly fee of Cdn$75,000 pursuant to a Management Services Agreement. The fee is based on a negotiated value of services provided. Costs under this agreement totalled $0.2 million for the three month period and $0.4 million for the six month period ended June 30, 2007 (2006 – $0.1 million and $0.1 million, respectively) and were recorded as general and administrative expense.

Note 7 – Commitments and Contingencies

The Company has committed to various work programs pursuant to its exploration contracts totalling $33.2 million, which are required to be completed by March 31, 2009. The work commitments represent normal course exploration expenditures including acquiring and evaluating seismic data and drilling exploration wells. In addition, the Company has secured drilling and completion rigs with contract terms extending until June 30, 2008. At June 30, 2007, the remaining rig commitments totalled $23.9 million, a significant portion of which will be used to satisfy commitments on the exploration contracts. Petrominerales plans to fund these commitments mainly with cash flow from operating activities and credit facilities. The Company has issued letters of credit totalling $4.0 million outstanding in support of the obligations on the exploration contracts.

Note 8 – Subsequent Event

In July 2007, the Company entered into a WTI-based costless collar for 500 barrels of oil per day from January 1, 2008 to December 31, 2008 with a floor of $65 per barrel and ceiling of $80 per barrel.


Petrominerales

Torre B: Calle 113 No. 7 – 45, Bogotá, Colombia
Investor Relations: 1-403-750-4400
Website: www.petrominerales.com
TSX: PMG


Petrominerales

CONSOLIDATED BALANCE SHEETS

(Unaudited, thousands of United States dollars)

As at	March 31, 2007	December 31, 2006
Assets		
Current assets		
Cash and cash equivalents	$ **5,441**	$ 28,634
Accounts receivable and other current assets	**6,703**	2,009
	12,144	30,643
Capital assets	**175,094**	150,764
	$ **187,238**	$ 181,407
Liabilities and Shareholders' Equity		
Current liabilities		
Accounts payable and accrued liabilities	$ **23,048**	$ 19,174
Asset retirement obligations	**1,028**	930
Shareholders' equity		
Common shares (Note 3)	**138,906**	138,906
Contributed surplus (Note 3)	**715**	531
Accumulated other comprehensive income (Note 3)	**16,024**	16,024
Retained earnings	**7,517**	5,842
	163,162	161,303
	$ **187,238**	$ 181,407

Subsequent event (Note 5)
Commitments and contingencies (Note 5)

See accompanying notes to these consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS (DEFICIT)

(Unaudited, thousands of United States dollars, except per share amounts)

Three months ended March 31,		2007		2006
Revenues				
Oil	$	9,167	$	6,239
Royalties		(733)		(499)
Interest income		36		-
		8,470		5,740
Expenses				
Production		1,295		1,021
General and administrative		1,151		832
Stock-based compensation		184		-
Foreign exchange loss		93		91
Depletion, depreciation and accretion		3,337		1,956
		6,060		3,900
Income before taxes		2,410		1,840
Taxes		735		433
Net income		1,675		1,407
Retained earnings (deficit), beginning of period		5,842		(8,956)
Retained earnings (deficit), end of period	$	7,517	$	(7,549)
Basic and diluted earnings per share (Note 3)	$	0.02	$	0.02

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Unaudited, thousands of United States dollars)

Three months ended March 31,		2007		2006
Net income	$	1,675	$	1,407
Other comprehensive income		-		-
Comprehensive income	$	1,675	$	1,407

See accompanying notes to these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOW

(Unaudited, thousands of United States dollars)

Three months ended March 31,		2007		2006
Operating Activities				
Net income	$	**1,675**	$	1,407
Depletion, depreciation and accretion		**3,337**		1,956
Stock-based compensation		**184**		-
		5,196		3,363
Changes in non-cash working capital		**(4,984)**		(2,588)
		212		775
Financing Activities				
Equity contributed by majority shareholder		**-**		21,908
		-		21,908
Investing Activities				
Expenditures on capital assets		**(27,569)**		(18,942)
Changes in non-cash working capital		**4,164**		(3,748)
		(23,405)		(22,690)
Net change in cash and cash equivalents		**(23,193)**		(7)
Cash and cash equivalents, beginning of period		**28,634**		113
Cash and cash equivalents, end of period	$	**5,441**	$	106
Cash and cash equivalents consist of:				
Cash	$	**441**	$	106
Cash equivalents	$	**5,000**	$	-
Other cash flow information:				
Cash taxes paid	$	**169**	$	94
Cash interest paid	$	**-**	$	-
Cash interest received	$	**36**	$	-

See accompanying notes to these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the three month periods ended March 31, 2007 and 2006
(Unaudited, all tabular amounts are expressed in thousands of United States dollars, except share amounts or as otherwise noted)

Note 1 – Significant Accounting Policies

The interim consolidated financial statements for Petrominerales Ltd. ("Petrominerales" or the "Company") as at and for the three month period ended March 31, 2007 should be read in conjunction with the audited consolidated financial statements as at and for the year ended December 31, 2006. The notes to these interim consolidated financial statements do not conform in all respects to the note disclosure requirements of generally accepted accounting policies ("GAAP") for annual financial statements. These interim consolidated financial statements are prepared using the same accounting policies and methods of computation as disclosed in the consolidated financial statements as at and for the year ended December 31, 2006, except for those disclosed in Note 2. The disclosures provided within are incremental to those included with the annual financial statements.

Note 2 – Changes in Accounting Policies

Effective January 1, 2007, the Company adopted the Canadian Institute of Chartered Accountants ("CICA") Section 1530, "Comprehensive Income," Section 3855, "Financial Instruments – Recognition and Measurement," Section 3861, "Financial Instruments – Disclosure and Presentation" and Section 3865, "Hedges." The Company has adopted these standards prospectively and the comparative interim consolidated financial statements have not been restated.

Upon adoption of Section 3855, all financial instruments are classified into one of the following five categories: held-for-trading, loans and receivables, held-to-maturity investments, available-for-sale financial assets or other financial liabilities. Subsequent measurement of the financial instruments is based on their initial classification. Held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net income. Available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the instrument is derecognized or impaired. All derivative instruments, including embedded derivatives, are recorded in the balance sheet at fair value unless they qualify for the normal sale and normal purchase exemption. All changes in their fair value are recorded in net income unless cash flow hedge accounting is used, in which case changes in fair value are recorded in other comprehensive income until the underlying hedged transaction is recognized in net income. Any hedge ineffectiveness is immediately recognized in net income. The other categories of financial instruments are recognized at amortized cost using the effective interest rate method.

Upon adoption of these standards, the Company classified its cash and cash equivalents as held-for-trading, which are measured at fair value. Accounts receivable are classified as loans and receivables, which are measured at amortized cost. Accounts payable are classified as other financial liabilities, which are measured at amortized cost.

For financial assets and financial liabilities that are not classified as held-for-trading, the transaction costs that are directly attributable to the acquisition or issue of a financial asset or financial liability are adjusted to the fair value initially recognized for that financial instrument. These costs are expensed using the effective interest rate method.

Upon adoption of Section 1530, amounts previously recognized on the balance sheet as cumulative translation adjustment have been reclassified as accumulated other comprehensive income.

The Company currently does not utilize hedges or other derivative financial instruments in its operations, and as a result the adoption of Section 3865 currently has no material impact on the consolidated financial statements of the Company.

The adoption of these new standards had no impact on the Company's retained earnings as at January 1, 2007.

The Company also adopted Section 3251, "Equity" and Section 1506, "Accounting Changes." Section 3251 replaces Section 3250, "Surplus," and describes standards for the presentation of equity and changes in equity for reporting period as a result of the application of Section 1530, "Comprehensive Income." The only impact of Section 1506, "Accounting Changes," is to provide disclosure of when an entity has not applied a new source of GAAP that has been issued but is not yet effective. This is the case with Section 3862, "Financial Instruments Disclosures" and Section 3863, "Financial Instruments Presentations" which are required to be adopted for fiscal years beginning on or after October 1, 2007. The Company will adopt these standards on January 1, 2008 and it is expected the only effect on the Company will be incremental disclosures regarding the significance of financial instruments for the entity's financial position and performance; and the nature, extent and management of risks arising from financial instruments to which the entity is exposed.

Note 3 – Share Capital

As at March 31, 2007 the Company had outstanding 95,000,000 common shares, 3,004,876 stock options and 17,500 deferred common shares.

Common Shares

The 95,000,000 common shares outstanding remained unchanged from December 31, 2006 to March 31, 2007.

Contributed Surplus

Changes in Contributed Surplus		Amount
Balance at December 31, 2006	$	531
Stock-based compensation		184
Balance at March 31, 2007	**$**	**715**

Accumulated Other Comprehensive Income

Changes in Accumulated Other Comprehensive Income		Amount
Balance at December 31, 2006	$	16,024
Other comprehensive income		-
Balance at March 31, 2007	**$**	**16,024**

Stock Option Continuity

	Stock Options		Weighted-Average Exercise Price
Balance at December 31, 2006	3,051,126	Cdn$	3.78
Granted	160,000		3.50
Cancelled	(206,250)		3.75
Balance at March 31, 2007	**3,004,876**	**Cdn$**	**3.76**

Deferred Common Shares

The Company issued 17,500 deferred common shares in the three month period ended March 31, 2007. The deferred share compensation plan allows holders to receive one common share upon payment of Cdn$0.05 per share. The deferred common shares vest after three years and expire 10 years from the date of grant. Up to 0.5 million deferred common shares have been approved for issuance under this plan.

Stock-Based Compensation

The fair value of stock options and deferred common shares granted have been estimated on their respective grant dates using the Black-Scholes option-pricing model using the following assumptions:

Three months ended March 31, 2007	
Risk free interest rate	**4.5%**
Dividend rate	**0%**
Expected life – options (years)	**3.3**
Expected life – deferred common shares (years)	**8**
Expected volatility	**30%**

The average fair value per stock option and deferred common share granted during the three month period ended March 31, 2007 was $0.91 (2006 – $nil) and $3.26 (2006 – $nil) respectively, as at the date of grant.

Stock-based compensation expense for the three month period ended March 31, 2007 totalled $0.2 million and nil in 2006 as there were no stock options or deferred common shares outstanding at that time.

Earnings Per Share

Basic and diluted earnings per share have been calculated based on net income divided by the weighted average number of common shares outstanding for the three month period ended March 31, 2007 of 95,000,000 (2006 – 78,999,900). The diluted calculations include nil additional shares for the potential impact of stock options and deferred common shares, as the impact is anti-dilutive.

Note 4 – Related Party Transactions

The Company maintains a Technical Services Agreement with the Company's indirect majority shareholder, Petrobank Energy and Resources Ltd., for items such as geological, geophysical, and engineering services provided. All charges are based on cost plus an administrative fee, of no more than five percent. These costs totalled $0.2 million for the three month period ended March 31, 2007 (2006 – $0.4 million). Of these costs, $0.2 million (2006 – $0.3 million) was capitalized while the remainder was recorded as general and administrative expense.

The Company also pays Petrobank a monthly fee of Cdn$75,000 pursuant to a Management Services Agreement. The fee is based on a negotiated value of services provided. Costs under this agreement totalled $0.2 million for the three month period ended March 31, 2007 (2006 – $nil) and were recorded as general and administrative expense.

Note 5 – Commitments and Contingencies

In April 2007 the Company finalized the Rio Ariari and Chiguiro Oeste exploration contracts, bringing the Company's total work commitments under exploration contracts to $37.1 million, which are required to be completed by March 31, 2009. The work commitments represent normal course exploration expenditures including acquiring and evaluating seismic data and drilling exploration wells. In addition, the Company has secured drilling and completion rigs with contract terms extending until June 30, 2008. At March 31, 2007, the remaining rig commitments totalled $27.0 million, a significant portion of which

will be used to satisfy commitments on the exploration contracts. Petrominerales plans to fund these commitments mainly with existing cash balances, funds flow from operations, and credit facilities. The Company has issued letters of credit totalling $3.2 million outstanding in support of the obligations on the exploration contracts.


Petrominerales

Torre B: Calle 113 No. 7 – 45, Bogotá, Colombia
Investor Relations: 1-403-750-4400
Website: www.petrominerales.com
TSX: PMG


Petrominerales

in our resources

FINANCIAL & OPERATING HIGHLIGHTS

	Three months ended September 30, 2006	2005 [1]	% change	Nine months ended September 30, 2006 [1]	2005 [1]	% change
Financial						
(US$000s, except where noted)						
Crude oil revenue	**12,818**	4,953	159	**32,638**	12,739	156
Funds flow from operations [2]	**8,202**	2,668	207	**22,044**	6,182	257
Per share – basic and diluted ($) [3]	**0.09**	0.03	200	**0.26**	0.08	225
Net income	**4,252**	1,182	260	**12,121**	1,996	507
Per share – basic and diluted ($) [3]	**0.04**	0.01	300	**0.14**	0.03	367
Capital expenditures	**21,696**	4,216	415	**49,748**	12,601	295
Total assets	**178,570**	72,908	145	**178,570**	72,908	145
Cash and working capital (deficit)	**28,341**	(810)		**28,341**	(810)	
Common shares outstanding, end of period (000s)						
Basic	**95,000**	79,000	20	**95,000**	79,000	20
Diluted	**98,090**	79,000	24	**98,090**	79,000	24
Operations						
Operating netback ($/bbl)						
Crude oil revenue	**57.57**	50.17	15	**56.05**	44.19	27
Royalties	**4.60**	4.01	15	**4.50**	3.54	27
Production expenses	**6.97**	7.84	(11)	**6.70**	7.61	(12)
Operating netback	**46.00**	38.32	20	**44.85**	33.04	36
Average daily crude oil production (bbls)	**2,420**	1,073	126	**2,133**	1,056	102

(1) Amounts in the periods ending on or before June 30, 2006 have been translated and restated in US$ from the previously reported Canadian dollar amounts. See "Change in Accounting Policy" within Management's Discussion and Analysis ("MD&A").
(2) Calculated based on cash flow from operations before changes in non-cash working capital.
(3) Assumed weighted average number of basic and diluted shares totalled 78,999,900 prior to incorporation on April 20, 2006. See "Formation of the Company" within MD&A.

REPORT TO SHAREHOLDERS

Highlights

(The results throughout this report are expressed in United States dollars, except where noted)

The third quarter results continue to reflect the impact of the Company's drilling and completion at Orito and Neiva and the completion of the initial public offering and TSX listing of Petrominerales Ltd. ("Petrominerales") (TSX:PMG) on June 29, 2006, generating gross proceeds to the Company of Cdn$60 million. The results are highlighted as follows:

- Oil production averaged 2,420 bpd in the third quarter of 2006, a 126 percent increase over the comparative 2005 period.
- Funds flow from operations increased 207 percent to $8.2 million.
- Net income increased 260 percent to $4.3 million.
- Operating netbacks improved 20 percent to $46.00 per barrel.

Operational Update

During the third quarter the activities of Petrominerales, an 80.7 percent owned subsidiary of Petrobank Energy and Resources Ltd. (Petrobank"), were focused on continuing development in Orito, implementing our pilot fracture stimulation program in Neiva and preparing for a significant exploration drilling program in the Llanos and Putumayo Basins which will begin during the first quarter of 2007.

Third quarter 2006 production averaged 2,420 bpd compared to 2,612 bpd in the second quarter of 2006 and 1,073 bpd in the third quarter of 2005. The significant increase from the prior year period is mainly due to the success of the Orito-117 and 118 completions at the end of the first quarter of 2006 which proved-up a significant southwest extension to the Orito field. The decrease from the prior quarter is mainly a result of certain wells being taken off production during the period for the re-work and recompletion programs outlined below, and due to natural declines.

Orito

We have now completed drilling three wells in the Orito field since June 2006, the Orito-119 well, the redrill of the Orito-116 location and the Orito-124 well.

The Orito-119 well was completed in the upper Caballos sands using a slim hole drilling design. Due to a lack of pressure integrity behind the production liner, a remedial cement job was attempted on the well. With this poor cement job, we were unable to apply our revised fracture stimulation program to the productive intervals in this well and initial oil production from the well has been limited to approximately 60 bpd. If this well exhibits improving productive capability as it cleans up following completion, we plan to install an electrical submersible pump to optimize the productive capability of the well.

Following the Orito-119 well, the rig drilled the sidetrack of the Orito-116 well, also incorporating our slim-hole drilling design, which reached total depth of 6,525 feet on July 4, 2006. As expected, the sidetrack well encountered a similar high quality series of Caballos sands as in the original 116 well which was our original confirmation of the southwest extension to the field, initially testing at rates of more than 1,000 bpd. Unfortunately, the sidetracked well appears to have experienced a casing collapse, similar to the one which occurred in the original 116 well and has now been abandoned. Based on these two well results and similar issues associated with the Orito-113 recompletion discussed below, Petrominerales will be eliminating slim-hole drilling design from our future development plans.

Following the Orito-116 sidetrack, the rig commenced drilling Orito-124, which reached total depth of 8,134 feet on October 3, 2006. We are in the process of completing the Orito-124 well, in the prolific southwest extension area of the field. Log analysis indicates significant hydrocarbon reserves in the

Caballos B, C and D sands. Initial tests of the Caballos "B2" and "B3" reservoirs indicate oil productivity, and we are currently in the process of fracture stimulating these sands. Immediately thereafter we plan to fracture stimulate the C and D sands and put the well on test. The Orito-122 well is now drilling at a depth of 6,600 feet and we expect to reach total depth within the next week. The Orito-122 well is expected to prove the updip extension of the oil zone and more fully define the potential of this undrilled area. A successful well in this region of the field has the potential to further increase our inventory of development drilling locations.

In addition to this recent drilling, we also performed re-completions on the Orito-113 and Orito-115 wells. We re-entered the Orito-113 well in an attempt to recover lost production due to near wellbore damage and the well was also deepened to the Upper Caballos A sand. A slim hole liner was set in the previous open-hole productive interval to facilitate further fracture stimulation and zonal isolation. During our pre-stimulation operations, pressure communication behind the liner was observed, and the subsequent fracture stimulation was postponed. We installed a liner top packer to achieve annular isolation and performed a remedial cement job to allow for a successful fracture stimulation of the Caballos zone in that well. The well is currently cleaning up at rates of approximately 250 bpd. The Orito-115 well was also re-completed with a production liner and a fracture stimulation program. The well was placed back on-line recently, and is currently cleaning up with oil production rates of approximately 80 bpd, well in excess of the well's pre-stimulation potential.

Our second drilling rig, contracted for 16 months, has been further delayed and it is not expected to arrive in Orito before mid December. We are assessing the possibility of moving this rig directly to our Llanos exploration program to avoid high mobilization and demobilization costs associated with moving it into Orito where it would most likely only be capable of drilling one additional development well prior to returning to the Llanos Basin to commence our exploration program. Irrespective of our short-term plans, the rig will ultimately be moved to Orito to accelerate our development drilling program.

Neiva

At Neiva, we completed our initial phase of fracture stimulations involving five test wells in the Honda and Doima-Chicoral reservoirs. The DT-56 (Doima-Chicoral) stimulation was highly successful, increasing gross oil production rates from 86 to 170 bpd. The Honda formation fracture stimulations included the installations of progressive cavity pumps ("PCPs") and initially has resulted in significant increases in production. Based on positive initial results, we plan to drill at least three new Doima-Chicoral wells incorporating our fracture stimulation design into the completions. We will continue to monitor the Honda fracture stimulations and expect to be able to expand this program to more than 50 additional Honda locations at Neiva. We have also recently completed the conversion of two wells to water injectors as part of an initial pilot water flood program in the Honda reservoir. We commenced water injection on November 1st and expect response in the surrounding wells during the first half of 2007.

Exploration

Petrominerales has completed the first phase exploration commitments, which included acquiring 3-D seismic and interpretation of existing data on the first five of our exploration blocks, evaluating key, prospective portions of each block. Beginning in February 2007, we will begin a five-well drilling program to test the initial prospects on each of the Casanare Este, Casimena, Corcel and Las Aguilas blocks, as well as our second test on the Joropo block. In addition, Petrominerales has signed two exploration licenses (Mapache and Castor) covering a significant portion of the original Chicago Technical Evaluation Agreement ("TEA"). The recently signed Mapache block covers 107,705 acres and our proposal includes a first phase commitment to acquire 40 square kilometers of 3-D seismic and to drill two exploration wells, which are scheduled for the first quarter of 2008. The Castor block, which was just approved by the National Hydrocarbon Agency, covers 110,265 acres and our proposal includes the acquisition of an initial 30 square kilometer 3-D seismic survey and drilling one well. Petrominerales has

also been evaluating the heavy oil potential of our two TEAs in the southern Llanos Basin, where there is evidence of an extensive heavy oil belt. We have begun negotiations to change the entire Rio Ariari TEA to an exploration block covering slightly more than 600,000 acres. Our proposal includes a first phase work commitment of 100 kilometers of 2-D seismic. We hope to complete negotiations on the Rio Ariari exploration license by the end of the month. We have also submitted a proposal to convert approximately 177,500 acres of the original Chiguiro TEA into an exploration license and we are evaluating our first right of refusal on a third party proposal over another portion of the original TEA area covering approximately 125,000 acres. Petrominerales has a license to use Petrobank's THAI™ technology and is evaluating the technology's applicability to these Llanos Basin heavy oil deposits.

Upon acceptance of these most recent exploration proposals, Petrominerales' exploration land base will total 2.0 million acres in nine exploration blocks and two TEAs.

Outlook

Petrominerales continues to enjoy strong cash flows as a result of increasing production and high world oil prices that coupled with existing financial resources has positioned us to execute our near-term growth strategy. We have guaranteed access to drilling equipment and a balanced inventory of high impact development opportunities and exciting exploration prospects to be drilled over the coming months.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following Management's Discussion and Analysis ("MD&A") is dated November 10, 2006. Effective July 1, 2006 management has decided to change the reporting currency of Petrominerales Ltd. ("Petrominerales" or the "Company") from Canadian dollars (Cdn$) to United States dollars ($). Therefore, all 2006 figures and the restated comparative figures, contained herein, are expressed in United States dollars, unless otherwise stated. The MD&A should be read in conjunction with the Unaudited consolidated financial statements and accompanying notes of the Company as at and for the three and nine-month periods ended September 30, 2006, the unaudited consolidated financial statements and accompanying notes and MD&A of the company as at and for the six months ended June 30, 2006, as well as the audited consolidated financial statements and accompanying notes and MD&A of Petrominerales Colombia Ltd. for the year ended December 31, 2005. Readers are also encouraged to read the Company's Final Long Form Prospectus dated June 13, 2006 in conjunction with this MD&A. Additional information for the Company can be found on SEDAR at www.sedar.com or at www.petrominerales.com.

In addition to historical information, the MD&A contains forward-looking statements that are generally identifiable as any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events of performance (often, but not always, through the use of words or phrases such as "will likely result," "expected," "is anticipated," "believes," "estimated," "intends," "plans," "projection" and "outlook") are not historical facts and may be forward-looking and may involve estimates, assumptions and uncertainties which could cause actual results or outcomes to differ materially from those expressed in such forward-looking statements. Actual results achieved during the forecast period will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors. Such factors include, but are not limited to: general economic, market and business conditions; fluctuations in oil and gas prices; the results of exploration and development of drilling and related activities; fluctuation in foreign currency exchange rates; the uncertainty of reserve estimates; changes in environmental and other regulations; risks associated with oil and gas operations and other factors, many of which are beyond the control of the Company. Accordingly, there is no representation by Petrominerales that actual results achieved during the forecast period will be the same in whole or in part as those forecast. Further, any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events, except as required by applicable securities laws.

This report contains financial terms that are not considered measures under Canadian generally accepted accounting principles ("GAAP"), such as funds flow from operations, funds flow per share, and operating netback. These measures are commonly utilized in the oil and gas industry and are considered informative for our shareholders. Specifically, funds flow from operations and funds flow per share reflect cash generated from operating activities before changes in other non-cash working capital. These measures are considered important as they demonstrate the Company's ability to generate sufficient cash to fund future growth opportunities.

Formation of the Company

Petrominerales was incorporated in the Bahamas on April 20, 2006 as a wholly owned subsidiary of Petro International Ltd., which in turn is a wholly owned subsidiary of Petrobank Energy and Resources Ltd. ("Petrobank"), for the purpose of acquiring all of the issued and outstanding common shares of Petrominerales Colombia Ltd., previously a wholly owned subsidiary of Petro International Ltd., in connection with the initial public offering of the common shares of the Company (the "IPO"). The Company acquired all of the issued and outstanding common shares of Petrominerales Colombia Ltd. from Petro International Ltd. in exchange for 78,999,900 common shares of the Company. The acquisition of Petrominerales Colombia Ltd. by the Company is a non-arms length transaction and as such has been recorded by the Company at carrying value. The Company's financial statements presented

for comparative purposes reflect the financial position, results of operations and cash flows as if the Company had been combined with Petrominerales Colombia Ltd. since inception.

On June 29, 2006, the Company completed the IPO issuing 16 million new common shares from treasury for total gross proceeds of Cdn$60 million (Cdn$55.6 million net of costs).

Revenue

In the third quarter of 2006, crude oil revenue before royalties more than doubled to $12.8 million from $5.0 million in the third quarter of 2005. Related oil production in the third quarter of 2006 increased by 126 percent from the third quarter of 2005 levels to 2,420 barrels per day ("bpd"), while the average sales price increased by 15 percent over the third quarter of 2005 to $57.57 per barrel. On a year to date basis, revenue increased by 156 percent to $32.6 million in 2006 from $12.7 million in the same period in 2005. Related production in the first nine months of 2006 increased by 102 percent to 2,133 bpd compared to 1,056 bpd in the first nine months of 2005 while the average sales price increased by 27 percent to $56.05 per barrel from $44.19 per barrel received in the first nine months of 2005.

Average Daily Crude Oil Production

Crude oil production increased by 126 percent to 2,420 bpd in the third quarter of 2006 from 1,073 bpd averaged in the third quarter of 2005. Production in the first nine months of 2006 increased by 102 percent to 2,133 bpd compared to 1,056 bpd in the same period of 2005. These significant production increases are due mainly to the completion of the Orito-117 and 118 wells late in the first quarter of 2006 that were on production for the entire second and third quarter.

Realized Prices

Oil sales prices in Colombia averaged $57.57 per barrel in the third quarter, representing a $12.97 per barrel (18% of average WTI price of $70.54 per barrel) discount to WTI compared to a discount of $13.02 per barrel (21% of average WTI price of $63.19 per barrel) in the third quarter of 2005. On a year to date basis, sales prices averaged $56.05 per barrel in the first nine months of 2006, representing a $12.21 per barrel discount (18% of average WTI price of $68.26 per barrel) compared to an average price of $44.19 per barrel in the first nine months of 2005, representing a discount of $11.42 per barrel (21% of average WTI price of $55.61 per barrel). The discounts to WTI decreased in 2006 as an increased percentage of production is coming from higher quality Orito oil.

Royalties

Royalties are fixed at a rate of eight percent until the Company's net production per field exceeds 5,000 bpd. Due to the fixed royalty rate, royalty expense increased in proportion with revenue to $1.0 million in the third quarter of 2006 from $0.4 million in the third quarter of 2005, and to $2.6 million in the first nine months of 2006 from $1.0 million in the first nine months of 2005.

Production Expenses

Production expenses increased to $1.6 million ($6.97 per barrel) in the third quarter of 2006 compared to $0.8 million ($7.84 per barrel) in the third quarter of 2005, and increased to $3.9 million ($6.70 per barrel) in the first nine months of 2006 compared to $2.2 million ($7.61 per barrel) in the first nine months of 2005. Ecopetrol, the state oil company and the Company's partner, is responsible for primary production operations at Orito and Neiva at a cost (subject to annual inflation, currency and other adjustments) of $4.14 per barrel and $2.25 per barrel, respectively. The Company's remaining production expenses are primarily fixed which results in lower per barrel production costs as production increases.

General and Administrative Expenses

General and administrative expenses increased by 70 percent in the third quarter to $1.2 million from $0.7 million in the third quarter of 2005 and to $3.0 million in the first nine months of 2006 from $2.2 million in the first nine months of 2005. The increases were primarily due to management fees paid to Petrobank, and costs associated with operating a publicly owned entity.

Stock-Based Compensation Expenses

Stock-based compensation expenses totalled $0.2 million in the third quarter of 2006 relating to stock options granted. The calculation of this non-cash expense is determined based on the fair value of stock options granted amortized over the vesting period of the option. The exercise price of each option is not less than the market price of the Company's stock on the date of the grant.

Foreign Exchange Loss (Gain)

The Company recorded a foreign exchange loss of $0.6 million in the third quarter of 2006. The loss was generated mainly due to Colombian Peso denominated working capital balances combined with a decrease in the value of the United States dollar relative to the Colombian Peso.

Depletion, Depreciation and Accretion

Depletion, depreciation and accretion expense increased to $3.8 million ($16.85 per barrel) in the third quarter of 2006 from $1.5 million ($15.05 per barrel) in the third quarter of 2005 and in the first nine months of 2006 increased to $9.6 million ($16.46 per barrel) from $4.2 million ($14.52 per barrel) in the first nine months of 2005.

Taxes

The Company recorded a $0.5 million income tax expense in the third quarter of 2006 compared to $0.3 million in the same period in 2005, and a $1.5 million expense in the first nine months of 2006 compared to $1.0 million in the first nine months of 2005. Taxes consist of presumptive income taxes in Colombia that are based on equity capitalization levels.

Net Income

Net income in the third quarter increased by 260 percent to $4.3 million ($0.04 per basic and diluted share) compared to $1.2 million ($0.01 per basic and diluted share) in the third quarter of 2005. Net income in the first nine months of 2006 increased by 507 percent to $12.1 million ($0.14 per basic and diluted share) compared to $2.0 million ($0.03 per basic and diluted share) in the first nine months of 2005. These increases were due to substantially higher production and crude oil sales prices, partially offset by higher royalties, production expenses and depletion, depreciation and accretion expense.

Funds Flow from Operations

The Company's funds flow from operations increased by 207 percent to $8.2 million in the third quarter of 2006 from $2.7 million in the third quarter of 2005. On a basic and diluted per share basis, funds flow from operations increased by 200 percent to $0.09 from $0.03 in the same period in 2005. Funds flow from operations increased by 257 percent to $22.0 million in the first nine months of 2006 compared to $6.2 million in the first nine months of 2005. On a basic and per diluted share basis, funds flow from operations increased by 225 percent to $0.26 in the first nine months of 2006 from $0.08 in the first nine months of 2005. These increases in the 2006 periods are primarily a result of higher production and realized oil sales prices.

Capital Expenditures

Capital expenditures totalled $21.7 million in the third quarter of 2006 compared to $4.2 million in the third quarter of 2005. On a year to date basis, capital expenditures totalled $49.7 million in the first nine months of 2006 compared to $12.6 million in the first nine months of 2005. In the three and nine month periods ended September 30, 2006 the expenditures related to drilling and workovers at Orito, first phase work commitments including acquiring and evaluating seismic data on the Company's exploration blocks, and workovers at Neiva.

SUMMARY OF QUARTERLY RESULTS

	2006 (1)			2005 (1)				2004 (1)
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Financial (US$000s except where noted)								
Crude oil revenue	**12,818**	13,581	6,239	3,932	4,953	3,921	3,865	4,045
Funds flow from operations [2]	**8,202**	10,479	3,363	1,838	2,668	1,728	1,786	2,281
Per share – basic and diluted ($) [3]	**0.09**	0.13	0.04	0.02	0.03	0.02	0.02	0.03
Net income	**4,252**	6,462	1,407	257	1,182	386	428	823
Per share – basic and diluted ($) [3]	**0.04**	0.08	0.02	0.00	0.01	0.00	0.01	0.01
Capital expenditures	**21,696**	9,110	18,942	19,605	4,216	4,389	3,996	3,311
Operations								
Operating netback (US$/bbl)								
Crude oil sales price	**57.57**	57.14	51.12	44.75	50.17	42.08	40.06	38.07
Royalties	**4.60**	4.61	4.09	3.59	4.01	3.37	3.21	3.05
Production expenses	**6.97**	5.59	8.36	8.59	7.84	8.11	6.89	5.81
Operating netback	**46.00**	46.94	38.67	32.57	38.32	30.60	29.96	29.21
Average daily crude oil production (bbls)	**2,420**	2,612	1,356	955	1,073	1,024	1,072	1,155

(1) Amounts in the periods ending on or before June 30, 2006 have been translated and restated in US$ from the previously reported Canadian dollar amounts. See "Change in Accounting Policy".

(2) Calculated based on cash flow from operations before changes in non-cash working capital.

(3) Assumed weighted average number of basic and diluted shares totalled 78,999,900 prior to incorporation on April 20, 2006. See "Formation of the Company".

Significant factors influencing quarterly results are:

- Late in the first quarter of 2006, the Company completed the Orito-117 and 118 wells, resulting in a significant increase in production.
- Production increases have resulted in a significant decrease in per barrel operating and general and administrative costs in 2006.
- Historically high world crude oil prices over the past two years.

Outstanding Share Data

The number of outstanding shares of Petrominerales as at November 10, 2006 remains unchanged from September 30, 2006 at 95.0 million.

Commitments

The Company has committed to various work programs pursuant to its exploration contracts. These commitments are expected to total approximately $22.6 million before June 30, 2008 and represent normal course exploration expenditures including acquiring and evaluating seismic data and drilling exploration wells. The Company has also secured two drilling rigs for 18 and 16-month terms (starting June 2006 and December 2006, respectively), which are expected to cost $22.0 million over their combined contract terms. Securing these rigs provides the Company with guaranteed access to the equipment required to implement the planned exploration program during the winter dry season in the Llanos Basin and also facilitates the Company's Orito development drilling program.

The following is a summary of the Company's remaining contractual commitments at September 30, 2006:

Type of Obligation ($000s)	Total	< 1 Year	1-3 Years
Exploration contracts and TEAs	22,600	16,600	6,000
Drilling rigs [1]	22,000	17,000	5,000
Total	44,600	33,600	11,000

[1] The contracted drilling rigs will be used to satisfy a portion of the commitments on the exploration contracts.

Liquidity and Capital Resources

At September 30, 2006 the Company had no debt and net working capital of $28.3 million, including cash and cash equivalents of $38.7 million.

The Company has an operating line of credit with a borrowing capacity of seven billion Colombian Pesos (approximately $3.1 million) less letters of credit outstanding resulting in available borrowing capacity of approximately $0.3 million. The Company can borrow at the fixed term deposit rate set by the Central Bank of Colombia plus six percent per annum.

The Company obtained a commitment letter in April 2006 from an international bank for a $50 million revolving credit facility with an initial $25 million borrowing base. The facility bears interest at a rate equal to the LIBOR (London Interbank Offered Rate) plus three percent per annum and is subject to standard closing conditions.

Transactions with Related Parties

Petrominerales Colombia Ltd. maintains a Technical Services Agreement with the Company's indirect parent company, Petrobank, for items such as geological, geophysical, and engineering services provided. All charges are based on cost plus a marginal administrative fee, no more than five percent. These costs totalled $0.7 million for the three-month period (2005 – $0.5 million) and $1.6 million for the nine-month period ended September 30, 2006 (2005 – $1.0 million). Of these costs, $0.5 million for the three-month period and $1.3 million for the nine-month period ended September 30, 2006 (2005 – $0.3 million and $0.4 million, respectively) were capitalized while the remainder was recorded as general and administrative expense.

The Company pays Petrobank a monthly fee of $75,000 pursuant to a Management Services Agreement made effective May 1, 2006. Costs under this agreement totalled $0.2 million for the three-month period and $0.5 million for the nine-month period ended September 30, 2006, and was recorded as general and administrative expense.

Change in Accounting Policy

Change in Reporting Currency

On July 1, 2006, the Company changed its reporting currency from Canadian dollars to United States dollars, as the United States dollar is more appropriate for the Company's investors and other users of the financial statements. In making this change in reporting currency, the Company has followed recommendations of the Emerging Issues Committee ("EIC") of the Canadian Institute of Chartered Accountants ("CICA"), set out in EIC-130, *"Translation Method When Reporting Currency Differs From The Measurement Currency Or There Is A Change In The Reporting Currency"*.

Financial Statements for all periods presented have been translated from Canadian dollars into United States dollars using the current rate method, based on EIC-130 recommendations. Using this method, all consolidated assets and liabilities have been translated using the exchange rate at the balance sheet dates, while shareholders' equity has been translated using the historical rates of exchange in effect on the dates of the corresponding transactions. The consolidated statements of operations and retained earnings and consolidated statements of cash flow have been translated using the prevailing average exchange rates for the period, except for financing transactions which have been translated using the historical rates of exchange. Any resulting exchange differences due to this translation are included in shareholders' equity as cumulative translation adjustment. The consolidated financial statements reflect a cumulative translation adjustment and a corresponding increase in capital assets of $16.0 million as at September 30, 2006. All comparative financial information being presented has been restated to reflect the Company's financial statements as if they have been historically reported in United States dollars.

Outlook

In addition to the plans discussed in this MD&A, please see the third quarter 2006 Report to Shareholders.

CONSOLIDATED BALANCE SHEETS

(Unaudited, thousands of United States dollars)

As at	September 30, 2006	December 31, 2005 (Restated – Note 3)
Assets		
Current assets		
Cash and cash equivalents	$ 38,679	$ 113
Accounts receivable and other current assets	9,156	2,274
	47,835	2,387
Capital assets	130,735	85,930
	$ 178,570	$ 88,317
Liabilities and Shareholders' Equity		
Current liabilities		
Accounts payable and accrued liabilities	$ 19,494	$ 17,612
	19,494	17,612
Asset retirement obligations	644	539
Shareholders' equity		
Common shares (Note 4)	138,906	67,308
Contributed surplus (Note 4)	337	-
Cumulative translation adjustment (Note 3)	16,024	11,814
Retained earnings (deficit)	3,165	(8,956)
	158,432	70,166
	$ 178,570	$ 88,317

Commitments and contingencies (Note 6)

See accompanying notes to these consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS

(Unaudited, thousands of United States dollars, except per share amounts)

	Three months ended September 30, 2006	Three months ended September 30, 2005 (Restated-Note 3)	Nine months ended September 30, 2006 (Restated-Note 3)	Nine months ended September 30, 2005 (Restated-Note 3)
Revenues				
Oil	**$ 12,818**	$ 4,953	**$ 32,638**	$ 12,739
Interest income	**312**	-	**197**	-
Royalties	**(1,025)**	(396)	**(2,620)**	(1,019)
	12,105	4,557	**30,215**	11,720
Expenses				
Production	**1,551**	774	**3,899**	2,195
General and administrative	**1,210**	713	**2,968**	2,164
Foreign exchange loss (gain)	**614**	76	**(155)**	202
Stock-based compensation	**198**	-	**337**	-
Depletion, depreciation and accretion	**3,752**	1,486	**9,586**	4,186
	7,325	3,049	**16,635**	8,747
Income before taxes	**4,780**	1,508	**13,580**	2,973
Taxes	**(528)**	(326)	**(1,459)**	(977)
Net income	**4,252**	1,182	**12,121**	1,996
Deficit, beginning of period (Restated – Note 3)	**(1,087)**	(10,395)	**(8,956)**	(11,209)
Retained earnings (deficit), end of period	**$ 3,165**	$ (9,213)	**$ 3,165**	$ (9,213)
Basic and diluted earnings per share (Note 4)	**$ 0.04**	$ 0.01	**$ 0.14**	$ 0.03

See accompanying notes to these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOW

(Unaudited, thousands of United States dollars)

	Three months ended September 30,		Nine months ended September 30,	
	2006	2005	**2006**	2005
		(Restated-Note 3)	(Restated-Note 3)	(Restated-Note 3)
Operating Activities				
Net income	**$ 4,252**	$ 1,182	**$ 12,121**	$ 1,996
Depletion, depreciation and accretion	**3,752**	1,486	**9,586**	4,186
Stock-based compensation	**198**	-	**337**	-
	8,202	2,668	**22,044**	6,182
Changes in non-cash working capital	**(59)**	182	**(6,398)**	(989)
	8,143	2,850	**15,646**	5,193
Financing Activities				
Issuance of common shares (Note 4)	**(199)**	-	**49,782**	-
Equity received from majority shareholder (Note 4)	**-**	2,175	**21,816**	7,747
	(199)	2,175	**71,598**	7,747
Investing Activities				
Expenditures on capital assets	**(21,696)**	(4,216)	**(49,748)**	(12,601)
Changes in non-cash working capital	**9,059**	(750)	**967**	(241)
	(12,637)	(4,966)	**(48,781)**	(12,842)
Net effect of foreign exchange on cash held in foreign currencies	**-**	9	**103**	5
Net change in cash position	**(4,693)**	68	**38,566**	103
Cash and cash equivalents, beginning of period	**43,372**	109	**113**	74
Cash and cash equivalents, end of period	**$ 38,679**	$ 177	**$ 38,679**	$ 177
Cash and cash equivalents consist of:				
Cash	**$ 892**	$ 177	**$ 892**	$ 177
Cash equivalents	**$ 37,787**	$ -	**$ 37,787**	$ -

Commitments and contingencies (Note 6)

See accompanying notes to these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the three and nine month periods ended September 30, 2006
(Unaudited, all tabular amounts are expressed in thousands of United States dollars, except share amounts)

Note 1 – Formation of the Company and Basis of Presentation

Petrominerales Ltd. ("Petrominerales" or the "Company") was incorporated in the Bahamas on April 20, 2006 as a wholly-owned subsidiary of Petro International Ltd., which in turn is a wholly-owned subsidiary of Petrobank Energy and Resources Ltd. ("Petrobank"), for the purpose of acquiring all of the issued and outstanding common shares of Petrominerales Colombia Ltd., a wholly owned subsidiary of Petro International Ltd., in connection with the initial public offering of the common shares of the Company (the "IPO").

On June 29, 2006, the Company completed the IPO of 16 million common shares for total gross proceeds of Cdn$60 million (Cdn$55.6 million net of costs).

In conjunction with the completion of the IPO, the Company acquired all of the issued and outstanding common shares of Petrominerales Colombia Ltd. from Petro International Ltd. in exchange for 78,999,900 common shares of the Company. The acquisition of Petrominerales Colombia Ltd. by the Company is a non-arms length transaction and as such has been recorded by the Company at carrying value. The Company's financial statements presented for comparative purposes reflect the financial position, results of operations and cash flows as if the Company had been combined with Petrominerales Colombia Ltd. since inception.

Note 2 – Significant Accounting Policies

These interim consolidated financial statements include the accounts of the company and its subsidiaries as at and for the three and nine month periods ended September 30, 2006 and should be read in conjunction with the audited financial statements of Petrominerales Colombia Ltd. as at and for the year ended December 31, 2005 (which can be found on SEDAR at www.sedar.com in the Company's Final Long Form Prospectus dated June 13, 2006). The notes to these interim consolidated financial statements do not conform in all respects to the note disclosure requirements of generally accepted accounting policies for annual financial statements. These interim consolidated financial statements are prepared using the same accounting policies and methods of computation as disclosed in the audited financial statements of Petrominerales Colombia Ltd., except for the change in reporting currency as described in Note 3.

Note 3 – Change in Accounting Policy

Change in Reporting Currency

On July 1, 2006, the Company changed its reporting currency from Canadian dollars (Cdn$) to United States dollars ($), as this currency is more appropriate for the Company's investors and other users of the financial statements. In making this change, the Company has followed recommendations of the Emerging Issues Committee ("EIC") of the Canadian Institute of Chartered Accountants ("CICA"), set out in EIC-130, "Translation Method When The Reporting Currency Differs From The Measurement Currency Or There Is A Change In The Reporting Currency."

Financial statements for all periods presented have been translated from Canadian dollars into United States dollars using the current rate method, based on EIC-130 recommendations. Using this method, all consolidated assets and liabilities have been translated using the exchange rate at the balance-sheet dates, while shareholders' equity has been translated using the historical rates of exchange in effect on the dates of the corresponding transactions. The consolidated statements of operations and deficit and consolidated statements of cash flow have been translated using the prevailing average exchange rates for the period,

except for financing transactions which have been translated using the historical rates of exchange. Any resulting exchange rate differences due to this translation are included in shareholders' equity as cumulative translation adjustment. All comparative financial information being presented has been restated to reflect the Company's financial statements as if they have been historically reported in United States dollars and the effect on the consolidated financial statements resulted in a cumulative translation adjustment and corresponding increase in capital assets of $16.0 million as at September 30, 2006.

Note 4 – Share Capital

Authorized

The Company has authorized capital of 200,000,000 common shares, with a par value of $1.00 per common share.

Common Shares

Common Share Continuity	Number	Amount (Restated – Note 3)
December 31, 2005 [1]	78,999,900	$ 67,308
Contributed from Petrobank before March 31, 2006	-	21,816
Incorporation on April 20, 2006	100	-
Issued pursuant to IPO	16,000,000	53,766
Share issue costs	-	(3,984)
Balance at September 30, 2006	**95,000,000**	**$ 138,906**

[1] In connection with the IPO, the Company issued 78,999,900 common shares in exchange for all of the issued and outstanding common shares of Petrominerales Colombia Ltd. and includes common shares and contributed surplus of Petrominerales Colombia Ltd. representing the historical equity contributed indirectly by Petrobank as if the Company and Petrominerales Colombia Ltd. had been combined since inception.

Stock Options

The Company has established a stock option plan for directors, officers and employees. The plan allows for the issuance of up to 10 percent of the outstanding shares of the Company. The exercise price is no less than the market price of the Company's stock on the date of the grant. Stock option terms are determined by the Company's Board of Directors but typically, options vest evenly over a period of four years from the date of grant and expire between five and 10 years after the date of grant. As at September 30, 2006, the Company had 3,090,126 stock options outstanding, with a weighted average exercise price of Cdn$3.77 per share. The remaining contractual life is between five and ten years and no options are currently available for exercise.

Stock-Based Compensation

The Company uses the fair value-based method of accounting for its stock-based compensation plan whereby the fair value of stock options is recognized as stock-based compensation expense and contributed surplus. Stock-based compensation expense for the three and nine-month periods ended September 30, 2006 totalled $0.2 million and $0.3 million respectively (2005 – nil).

The fair value of stock options granted have been estimated on their respective grant dates using the Black-Scholes option-pricing model using the following assumptions:

Nine months ended September 30, 2006	
Risk free interest rate	4.5%
Dividend rate	0%
Expected life (years)	3.3
Expected volatility	30%

The average fair value per stock option granted during the three and nine-month periods ended September 30, 2006 was $1.19 (2005 – nil) and $1.04 (2005 – nil) respectively, as at the date of grant.

Earnings Per Share

Basic and diluted earnings per share have been calculated based on net income divided by the weighted average number of common shares outstanding for the three month period ended September 30, 2006 of 95,000,000 (2005 – 78,999,900) and for the nine month period ended September 30, 2006 of 84,509,118 (2005 – 78,999,900). The diluted calculations include nil additional shares for the potential impact of stock options and stock-based compensation, as the impact is anti-dilutive.

Note 5 – Related Party Transactions

Petrominerales Colombia Ltd. maintains a Technical Services Agreement with the Company's indirect parent company, Petrobank, for items such as geological, geophysical, and engineering services provided. All charges are based on cost plus a marginal administrative fee, no more than five percent. These costs totalled $0.7 million for the three-month period (2005 – $0.5 million) and $1.6 million for the nine-month period ended September 30, 2006 (2005 – $1.0 million). Of these costs, $0.5 million for the three-month period and $1.3 million for the nine-month period ended September 30, 2006 (2005 – $0.3 million and $0.4 million, respectively) were capitalized while the remainder was recorded as general and administrative expense.

The Company pays Petrobank a monthly fee of $75,000 pursuant to a Management Services Agreement made effective May 1, 2006. Costs under this agreement totalled $0.2 million for the three-month period and $0.5 million for the nine-month period ended September 30, 2006, and was recorded as general and administrative expense.

Note 6 – Commitments and Contingencies

The Company has committed to various work programs pursuant to its exploration contracts. These commitments are expected to total approximately $22.6 million before June 30, 2008 and represent normal course exploration expenditures including acquiring and evaluating seismic data and drilling exploration wells. The Company has also secured two drilling rigs for 18 and 16-month terms (starting June 2006 and December 2006, respectively), which are expected to cost $22.0 million over their combined contract terms. The contracted drilling rigs will be used to satisfy a portion of the commitments on the exploration contracts. Petrominerales plans to fund these commitments with existing cash balances, funds flow from operations, and available credit facilities. The Company has issued letters of credit totalling $2.8 million outstanding in connection with the obligations on these exploration contracts.


Petrominerales

Torre B: Calle 113 No. 7 – 45, Bogotá, Colombia
Investor Relations: 1-403-750-4400
Website: www.petrominerales.com
TSX: PMG



FINANCIAL & OPERATING HIGHLIGHTS

	Three months ended June 30, 2006	Three months ended June 30, 2005	% change	Six months ended June 30, 2006	Six months ended June 30, 2005	% change
Financial						
(Canadian $000s, except where noted)						
Crude oil revenue	**15,225**	4,877	212	**22,429**	9,617	133
Funds flow from operations [1]	**11,746**	2,150	446	**15,629**	4,340	260
Per share – basic and diluted ($) [2]	**0.15**	0.03	400	**0.20**	0.05	300
Net income	**7,244**	481	1,406	**8,869**	1,005	782
Per share – basic and diluted ($) [2]	**0.09**	0.01	800	**0.11**	0.01	1,000
Capital expenditures	**10,213**	5,459	87	**32,084**	10,360	210
Total assets	**184,243**	80,727	128	**184,243**	80,727	128
Cash and working capital (deficit)	**46,866**	(1,694)		**46,866**	(1,694)	
Common shares outstanding, end of period (000s)						
Basic	**95,000**	79,000	20	**95,000**	79,000	20
Diluted	**97,964**	79,000	24	**97,964**	79,000	24
Operations						
Operating netback ($/bbl)						
Crude oil revenue	**64.05**	52.34	22	**62.33**	50.70	23
Royalties	**5.17**	4.19	23	**5.02**	4.05	24
Production expenses	**6.26**	10.09	(38)	**7.41**	9.26	(20)
Operating netback	**52.62**	38.06	38	**49.90**	37.39	33
Average daily crude oil production (bbls)	**2,612**	1,024	155	**1,988**	1,048	90

(1) Calculated based on cash flow from operations before changes in non-cash working capital.

(2) Assumed weighted average number of basic and diluted shares totaled 78,999,900 prior to incorporation on April 20, 2006. See "Formation of the Company" within Management's Discussion and Analysis.

REPORT TO SHAREHOLDERS

Highlights

The second quarter results reflect the impact of significant increases in production generated from the Company's recent drilling successes at Orito and the completion of the initial public offering and TSX listing of Petrominerales Ltd. (TSX:PMG) on June 29, 2006, generating gross proceeds to the Company of $60 million. The results are highlighted as follows:

- Oil production averaged 2,612 bpd in the second quarter of 2006, a 155 percent increase over the comparative 2005 period.
- Funds flow from operations increased 446 percent to $11.8 million.
- Net income increased 1,406 percent to $7.2 million.
- Production expenses improved 38 percent to $6.26 per barrel.
- Operating netbacks improved 38 percent to $52.62 per barrel.

Operational Update

Petrominerales Ltd., ("Petrominerales") completed its initial public offering on June 29, 2006 and is now listed for trading on the Toronto Stock Exchange under the symbol PMG. The transaction resulted in gross proceeds of $60 million to Petrominerales and Petrobank Energy and Resources Ltd. ("Petrobank") has retained an 80.7 percent ownership interest in Petrominerales.

Second quarter production averaged 2,612 bpd compared to 1,356 bpd in the first quarter of 2006 and 1,024 bpd in the second quarter of 2005. These significant increases are mainly due to the success of the Orito-117 and 118 completions at the end of the first quarter of 2006. These wells continue to produce at combined rates of approximately 1,960 bpd (1,548 bpd working interest before eight percent royalty).

During the quarter, we commenced our development drilling program in the Orito field, spudding our first development well of the year at Orito-119. We also re-entered two other wells, Orito-113 and Orito-115, deepening them for potential productive sands in the Caballos A zone, as well as preparing them for future fracture stimulation in the Caballos B, C, and D sands.

In June of this year we re-entered the Orito-113 well in an attempt to recover lost production due to near wellbore damage and to deepen the well down to the Upper A sand. During our pre-stimulation operations, pressure communication with the annulus was observed, and the subsequent fracture stimulation was postponed. A similar result occurred while cementing the recently drilled Orito-119 well, but a liner top packer was installed and annular isolation was achieved, allowing for the successful fracture stimulation of the Caballos zone in that well. Based on this recent success, the same operation is being planned for Orito-113, which should take place during September with the arrival of a second workover rig. We will also fracture stimulate the Orito-115 well at that time. During these recompletion operations, the wells have either been off-line or producing at less than their potential and we look forward to bringing them back on-stream in the near future.

The first of two drilling rigs under long-term contract commenced operations for Petrominerales in June 2006, drilling the Orito-119 location, which is a re-drill of an old non-producing well within the original field boundaries. Orito-119 reached total depth in early July 2006. The well has been completed and fracture stimulated in the upper Caballos sands. The well is now being brought on-line and we expect to have stable production rates in the near future. Ultimately we plan to install an electrical submersible pump to optimize the productive capability of the well.

Following the Orito-119 well, the rig commenced the sidetrack of the Orito-116 well and should drill through the targeted Caballos formation within the next week. The original Orito-116 well was our first confirmation of the southwest extension to the field beyond the existing field boundaries, initially testing

at rates of more than 1,000 bpd. Unfortunately, the well experienced a casing collapse and had to be abandoned. The ongoing delineation of this southwest extension to the field was further confirmed in late 2005 by the drilling of the Orito-117 and 118 wells from the same surface drilling pad. These wells have been the primary contributors to our production growth to-date in 2006. After drilling the Orito-116 sidetrack, the rig will drill two additional locations off this pad, all of which will be targeting this southwest extension of the field.

A second drilling rig, contracted for 16 months, is scheduled to arrive in Orito in late September of 2006, with its first well now scheduled to spud in early October. This rig will also be used to drill our Llanos Basin exploration wells during the first and second quarters of 2007, and will then return to Orito to drill additional development wells. Securing these rigs provides the Company with guaranteed access to the equipment required to implement our exploration program during the January-April dry season in the Llanos Basin and to facilitate an acceleration of the Company's Orito development drilling program into 2008. We expect to drill a total of eight wells in Orito in 2006 and have planned for up to 11 wells in Orito in 2007 in conjunction with five exploration wells in the Llanos and Putumayo basins.

At Neiva, we have commenced our initial phase of fracture stimulations involving five test wells in the Honda and Doima-Chicoral reservoirs. With success, this program may be expanded to more than 50 locations at Neiva.

Petrominerales has been actively evaluating our extensive inventory of exploration acreage focused primarily in Colombia's Llanos Basin. To-date, we have shot 250 square kilometers of 3-D seismic over our Las Aguilas, Corcel, Casanare Este and Casimena exploration blocks. We have identified a total of 16 leads and prospects over our five exploration blocks and we are planning an initial five-well exploration drilling program commencing at the end of 2006. On the Chicago Technical Evaluation Agreement ("TEA"), Petrominerales has submitted two exploration proposals (Mapache and Castor) covering a significant portion of the original TEA. The Mapache Block covers 107,705 acres and our proposal includes a commitment to acquire 40 square kilometers of 3-D seismic and to drill two exploration wells, which are scheduled for the first quarter of 2008. The Castor Block covers 110,265 acres and our proposal includes the acquisition of an initial 30 square kilometer 3-D seismic survey. Upon acceptance of these most recent exploration proposals, Petrominerales' exploration land base will total 2.3 million acres in seven exploration blocks and four TEAs.

Petrominerales has started the necessary work to evaluate the heavy oil potential of two of these TEAs covering 1.1 million acres in the southern Llanos Basin, where there is evidence of an extensive heavy oil belt. Petrominerales has a license to use Petrobank's THAI™ technology and is evaluating the technology's applicability to these Llanos Basin heavy oil deposits.

Outlook

With the completion of our Petrominerales initial public offering and the arrival of the first of two dedicated drilling rigs, we are strongly positioned to execute on our long-term development and exploration programs. Production gains realized from our late 2005 Orito drilling program underpin our Orito development drilling strategy well into 2008. Record world oil prices combined with a low eight percent royalty rate and operating costs that have improved to $6.26 per barrel generate top tier netbacks and cash flows fueling these capital programs. The combination of Colombia's attractive fiscal regime, the Company's financial strength, our long-term access to rigs and an extensive prospective land base positions Petrominerales for sustained long-term growth.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following Management's Discussion and Analysis ("MD&A") is dated August 10, 2006 and should be read in conjunction with the unaudited consolidated financial statements and accompanying notes of Petrominerales Ltd. ("Petrominerales" or the "Company") as at and for the three and six-month periods ended June 30, 2006, the audited consolidated financial statements and accompanying notes and MD&A of Petrominerales Colombia Ltd. for the year ended December 31, 2005. Readers are also encouraged to read the Company's Final Long Form Prospectus dated June 13, 2006 in conjunction with this MD&A. Additional information for the Company can be found on SEDAR at www.sedar.com or at www.petrominerales.com. In addition to historical information, the MD&A contains forward-looking statements that are generally identifiable as any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events of performance (often, but not always, through the use of words or phrases such as "will likely result," "expected," "is anticipated," "believes," "estimated," "intends," "plans," "projection" and "outlook") are not historical facts and may be forward-looking and may involve estimates, assumptions and uncertainties which could cause actual results or outcomes to differ materially from those expressed in such forward-looking statements. Actual results achieved during the forecast period will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors. Such factors include, but are not limited to: general economic, market and business conditions; fluctuations in oil and gas prices; the results of exploration and development of drilling and related activities; fluctuation in foreign currency exchange rates; the uncertainty of reserve estimates; changes in environmental and other regulations; risks associated with oil and gas operations and other factors, many of which are beyond the control of the Company. Accordingly, there is no representation by Petrominerales that actual results achieved during the forecast period will be the same in whole or in part as those forecast. Further, any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events, except as required by applicable securities laws.

This report contains financial terms that are not considered measures under Canadian generally accepted accounting principles ("GAAP"), such as funds flow from operations, funds flow per share, and operating netback. These measures are commonly utilized in the oil and gas industry and are considered informative for our shareholders. Specifically, funds flow from operations and funds flow per share reflect cash generated from operating activities before changes in other non-cash working capital. These measures are considered important as they demonstrate the Company's ability to generate sufficient cash to fund future growth opportunities. All amounts are in Canadian dollars, unless otherwise stated.

Formation of the Company

Petrominerales was incorporated in the Bahamas on April 20, 2006 as a wholly owned subsidiary of Petro International Ltd., which in turn is a wholly owned subsidiary of Petrobank Energy and Resources Ltd. ("Petrobank"), for the purpose of acquiring all of the issued and outstanding common shares of Petrominerales Colombia Ltd., previously a wholly owned subsidiary of Petro International Ltd., in connection with the initial public offering of the common shares of the Company (the "IPO"). The Company acquired all of the issued and outstanding common shares of Petrominerales Colombia Ltd. from Petro International Ltd. in exchange for 78,999,900 common shares of the Company. The acquisition of Petrominerales Colombia Ltd. by the Company is a non-arms length transaction and as such has been recorded by the Company at carrying value. The Company's financial statements presented for comparative purposes reflect the financial position, results of operations and cash flows as if the Company had been combined with Petrominerales Colombia Ltd. since inception.

On June 29, 2006, the Company completed the IPO issuing 16 million new common shares from treasury for total gross proceeds of $60 million (approximately $55.8 million net of costs).

Revenue

In the second quarter of 2006, crude oil revenue before royalties more than tripled to $15.2 million from $4.9 million in the second quarter of 2005. Related oil production in the second quarter of 2006 increased by 155 percent from the second quarter of 2005 levels to 2,612 barrels per day ("bpd"), while the average sales price increased by 22 percent over the second quarter of 2005 to $64.05 per barrel. On a year to date basis, revenue increased by 133 percent to $22.4 million in 2006 from $9.6 million in the same period in 2005. Related production in the first six months of 2006 increased by 90 percent to 1,988 bpd compared to 1,048 bpd in the first six months of 2005 while the average sales price increased by 23 percent to $62.33 per barrel from $50.70 per barrel received in the first six months of 2005.

Average Daily Crude Oil Production

Crude oil production increased by 155 percent to 2,612 bpd in the second quarter of 2006 from 1,024 bpd averaged in the second quarter of 2005. Production in the first six months of 2006 increased by 90 percent to 1,988 bpd compared to 1,048 bpd in the same period of 2005. The significant production increase is due mainly to the completion of the Orito-117 and 118 wells late in the first quarter of 2006 that were on production for the entire second quarter.

Average Benchmark Prices and US$ Exchange Rate

	Three months ended June 30,		Six months ended June 30,	
	2006	2005	**2006**	2005
WTI crude oil (US$/bbl)	**70.72**	53.17	**67.13**	51.66
WTI crude oil (Cdn$/bbl)	**79.29**	66.14	**76.32**	63.81
US$/Cdn$ exchange rate	**0.89**	0.80	**0.88**	0.81

Increases in U.S. dollar-denominated benchmark crude oil prices were partially offset by the appreciation of the Canadian dollar.

Realized Prices

Oil sales prices in Colombia averaged US$57.12 per barrel in the second quarter, representing a US$13.60 per barrel (19% of WTI) discount to WTI compared to a discount of US$11.11 per barrel (21% of WTI) in the second quarter of 2005. On a year to date basis, sales prices averaged US$54.78 per barrel in the first six months of 2006, representing a US$12.35 per barrel discount (18% of WTI) compared to an average price of US$41.04 per barrel in the first six months of 2005, representing a discount of US$10.62 per barrel (21% of WTI). The discounts to WTI decreased as an increased percentage of production is coming from higher quality Orito oil.

Royalties

Royalties are fixed at a rate of eight percent until the Company's net production per field exceeds 5,000 bpd. Due to the fixed royalty rate, royalty expense increased in proportion with revenue to $1.2 million in the second quarter of 2006 from $0.4 million in the second quarter of 2005, and to $1.8 million in the first six months of 2006 from $0.8 million in the first six months of 2005.

Production Expenses

Production expenses increased to $1.5 million ($6.26 per barrel) in the second quarter of 2006 compared to $0.9 million ($10.09 per barrel) in the second quarter of 2005, and increased to $2.7 million ($7.41 per barrel) in the first six months of 2006 compared to $1.8 million ($9.26 per barrel) in the first six months of 2005. Ecopetrol, the state oil company and the Company's partner, is responsible for primary production operations at Orito and Neiva at a cost (subject to annual inflation and currency adjustments) of US$4.14 per barrel and US$2.25 per barrel, respectively. The Company's remaining production expenses are primarily fixed which results in lower production costs per barrel as production increases.

General and Administrative Expenses

General and administrative expenses increased by 10 percent in the second quarter to $1.0 million from $0.9 million in the second quarter of 2005 and to $2.0 million in the first six months of 2006 from $1.8 million in the first six months of 2005. The increases were primarily due to costs associated with operating a publicly owned entity.

Stock-Based Compensation Expenses

Stock-based compensation expenses totaled $0.2 million in the second quarter of 2006 relating to stock options granted in connection with the IPO. The calculation of this non-cash expense is determined based on the fair value of stock options granted amortized over the vesting period of the option. Stock options were initially granted at the IPO price of $3.75 per common share.

Foreign Exchange Loss (Gain)

The Company recorded a foreign exchange gain of $1.0 million in the second quarter of 2006. The gain was generated mainly due to U.S. dollar and Colombian Peso denominated working capital balances combined with an appreciation of the Canadian dollar.

Depletion, Depreciation and Accretion

Depletion, depreciation and accretion expense increased to $4.3 million ($18.29 per barrel) in the second quarter of 2006 from $1.7 million ($17.91 per barrel) in the second quarter of 2005 and in the first six months of 2006 increased to $6.6 million ($18.36 per barrel) from $3.3 million ($17.58 per barrel) in the first six months of 2005.

Taxes

The Company recorded a $0.6 million income tax expense in the second quarter of 2006 compared to $0.5 million in the same period in 2005, and a $1.1 million expense in the first six months of 2006 compared to $0.8 million in the first six months of 2005. Taxes primarily consist of presumptive income taxes in Colombia that are based on equity capitalization levels. Presumptive income taxes paid in excess of ordinary income taxes owing can be recovered against income taxes payable in future periods and can be carried forward for five years. An external reserve evaluation effective March 31, 2006 anticipates an ordinary cash income tax liability commencing in 2007. Petrominerales estimates the tax liability may be delayed until at least 2008 due to additional exploration expenditures which are deductible for tax purposes and are not reflected in the external reserve evaluation.

Net Income

Net income in the second quarter increased by 1,406 percent to $7.2 million ($0.09 per basic and diluted share) compared to $0.5 million ($0.01 per basic and diluted share) in the second quarter of 2005. Net income in the first six months of 2006 increased by 782 percent to $8.9 million ($0.11 per basis and diluted share) compared to $1.0 million ($0.01 per basic and diluted share) in the first six months of 2005. These increases were due to substantially higher production and crude oil sales prices, partially offset by higher royalties, production expenses and depletion, depreciation and accretion expense.

Funds Flow From Operations

The Company's funds flow from operations increased by 446 percent to $11.7 million in the second quarter of 2006 from $2.2 million in the second quarter of 2005. On a basic and diluted per share basis, funds flow from operations increased by 400 percent to $0.15 from $0.03 in the same period in 2005. Funds flow from operations increased by 260 percent to $15.6 million in the first six months of 2006 compared to $4.3 million in the first six months of 2005. On a basic and per diluted share basis, funds flow from operations increased by 300 percent to $0.20 in the first six months of 2006 from $0.05 in the first six months of 2005. These increases in the 2006 periods are primarily a result of higher production and realized oil sales prices combined with operating efficiencies.

Capital Expenditures

Capital expenditures totaled $10.2 million in the second quarter of 2006 compared to $5.5 million in the second quarter of 2005. On a year to date basis, capital expenditures totaled $32.1 million in the first six months of 2006 compared to $10.4 million in the first six months of 2005. In the three and six month periods ended June 30, 2006 the expenditures related to drilling and workovers at Orito and first phase work commitments on the Company's exploration blocks.

SUMMARY OF QUARTERLY RESULTS

	2006		2005				2004	
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Financial ($000s except where noted)								
Crude oil revenue	**15,225**	7,204	4,613	5,947	4,877	4,740	4,934	5,506
Funds flow from operations	**11,746**	3,883	2,157	3,204	2,150	2,190	2,783	2,918
Per share – basic and diluted ($) [1]	**0.15**	0.05	0.03	0.04	0.03	0.03	0.04	0.04
Net income	**7,244**	1,625	302	1,420	481	524	1,005	445
Per share – basic and diluted ($) [1]	**0.09**	0.02	0.00	0.02	0.01	0.01	0.01	0.01
Capital expenditures	**10,213**	21,871	23,001	5,063	5,459	4,901	4,039	1,632
Operations								
Operating netback ($/bbl)								
Crude oil sales price	**64.05**	59.03	52.50	60.24	52.34	49.13	46.45	48.69
Royalties	**5.17**	4.72	4.20	4.82	4.19	3.93	3.71	3.96
Production expenses	**6.26**	9.66	10.08	9.41	10.09	8.46	7.08	7.10
Operating netback	**52.62**	44.65	38.22	46.01	38.06	36.74	35.66	37.63
Average daily crude oil production (bbls)	**2,612**	1,356	955	1,073	1,024	1,072	1,155	1,229

(1) Assumed weighted average number of basic and diluted shares totaled 78,999,900 prior to incorporation on April 20, 2006. See "Formation of the Company".

Significant factors influencing quarterly results are:

- Late in the first quarter of 2006, the Company completed the Orito-117 and 118 wells, resulting in production increases to 1,356 bpd in the first quarter of 2006 and to 2,612 bpd in the second quarter of 2006.
- Production increases have resulted in a significant decrease in per barrel operating and general and administrative costs in 2006.
- A trend of increasing world crude oil prices over the past two years.

Outstanding Share Data

The number of outstanding shares of Petrominerales as at August 10, 2006 remains unchanged from June 30, 2006 at 95 million.

Commitments

The Company has committed to various work programs pursuant to its exploration contracts. These commitments are expected to total approximately US$11 million before June 30, 2007 and represent normal course exploration expenditures including acquiring and evaluating seismic data and drilling exploration wells. The Company has also secured two drilling rigs for 16 and 18-month terms, respectively, which are expected to cost an additional US$25 million over their combined contract terms. Securing these rigs provides the Company with guaranteed access to the equipment required to implement the planned exploration program during the winter dry season in the Llanos Basin and also facilitates the Company's Orito development drilling program that started with the Orito-119 well in June 2006.

Petrominerales plans to fund these commitments with existing cash balances, funds flow from operations, and available credit facilities.

The following is a summary of the estimated costs required to fulfill the Company's remaining contractual commitments as at June 30, 2006:

Type of Obligation (US$000s)	Total	< 1 Year	1-3 Years
Exploration contracts and TEAs	11,000	11,000	-
Drilling rigs	25,000	21,500	3,500
Total	36,000	32,500	3,500

Liquidity and Capital Resources

At June 30, 2006 the Company had no debt and net working capital of $46.9 million, including cash and cash equivalents of $48.4 million.

Possible sources of funds available to Petrominerales include the following:

- Funds flow from operations, which is expected to continue increasing with increases in production.
- The Company has an operating line of credit with a borrowing capacity of five billion Colombian Pesos (approximately US$2 million) less letters of credit outstanding resulting in available borrowing capacity as at June 30, 2006 of approximately US$0.9 million. The Company can borrow at the fixed term deposit rate set by the Central Bank of Colombia plus six percent per annum.

- The Company obtained a commitment letter in April 2006 from an international bank for a US$50 million revolving credit facility with an initial $25 million borrowing base. The facility bears interest at a rate equal to the LIBOR (London Interbank Offered Rate) plus three percent per annum and is subject to standard closing conditions.
- The Company could raise funds through the issuance of additional common shares.
- Petrominerales may sell producing or non-producing assets to raise funds in the short term. Incremental cash resources generated as a result would be reduced by any resulting decreases in future cash flows and any required debt payments.
- An alternative financing vehicle is pre-export financing or a pre-sale of a portion of future crude oil production in Colombia. Petrominerales' contracts with Ecopetrol on the Orito and Neiva fields specifically permit the export of crude oil and there is no requirement for such proceeds to be remitted to Colombia.
- The Company will satisfy ongoing working capital requirements with funds flow from operations, cash and available credit facilities.

Petrominerales does not anticipate cash flows to exceed capital expenditures over the next 12 to 24 months. Currently, there are no legal restrictions on repatriating funds to the Bahamas or to shareholders once excess net cash flows are achieved.

Risks and Uncertainties

Petrominerales is exposed to a variety of risks, including but not limited to competitive, operational, political, environmental, and financial.

The oil and gas industry is intensely competitive. Competition is particularly intense in the acquisition of prospective oil properties and oil and gas reserves. Petrominerales' competitive position depends on its geological, geophysical and engineering expertise, its financial resources, its ability to develop its properties and its ability to select, acquire and develop proved reserves. Petrominerales competes with a substantial number of other companies having larger technical staffs and greater financial and operational resources. Many such companies not only engage in the acquisition, exploration, development and production of oil reserves, but also carry on refining operations and market refined products. Petrominerales also competes with major and independent oil companies and other industries supplying energy and fuel in the marketing and sale of oil to transporters, distributors and end users, including industrial, commercial and individual consumers. Petrominerales also competes with other oil companies in attempting to secure drilling rigs and other equipment necessary for drilling and completion of wells. Such equipment may be in short supply from time to time, and has been in particularly short supply recently due to the increase in the market price of oil. In addition, equipment and other materials necessary to construct production and transmission facilities may be in short supply from time to time. Finally, companies not previously investing in oil may choose to acquire reserves to establish a firm supply or simply as an investment. Such companies will also provide competition for Petrominerales.

Petrominerales is exposed to a number of operational risks inherent in the industry including accidents, well blowouts, uncontrolled flows, and environmental risks. Operational risks are managed using prudent field operating procedures. The Company has a detailed emergency response plan to deal with potential incidents and maintains a comprehensive insurance program to reduce the risk of significant economic loss; however, not all risks can be eliminated. Losses resulting from the occurrence of these risks could have a material adverse impact on the Company's operations.

Petrominerales currently has operations in Colombia and from time to time may evaluate additional projects internationally. To help mitigate the risks associated with operating in foreign jurisdictions, the Company seeks to operate in regions where the petroleum industry is a key component of the economy. Petrominerales believes that management's experience operating both domestically and internationally helps

reduce these risks. Some countries in which the Company may operate may be considered politically and economically unstable. In Colombia, the government has a long history of democracy and an established legal framework that, in Petrominerales' opinion, minimize political risks.

Colombia has a publicized history of security problems associated with certain narco-terrorist groups. The Company and its personnel are subject to these risks, but through effective security and social programs, Petrominerales believes these risks can be effectively managed. It is difficult to obtain insurance coverage to protect against terrorist incidents and as a result the Company's insurance program excludes this coverage. Consequently, incidents like this in the future could have a material adverse impact on the Company's operations.

The Company is subject to extensive governmental and environmental regulations in its operating jurisdictions. Changes to these regulations could increase the costs of conducting business in these jurisdictions. Environmental risks inherent in the oil and gas industry are subject to increasingly stringent legislation and regulation. The Company operates in accordance with all relevant environmental legislation and strives to minimize the environmental impact of its operations by providing for safety and environmental issues in all of its business plans.

The Company is exposed to normal financial risks inherent within the oil and gas industry, including commodity price risk, exchange rate risk, interest rate risk and credit risk. The Company conducts its operations in a manner intended to minimize exposure to these risks as described in Note 9 to the unaudited consolidated financial statements of the Company as at and for the three and six months ended June 30, 2006.

Crude oil prices are the Company's most significant financial risk. Crude oil prices are influenced by global supply and demand, OPEC policy, and worldwide political events. Fluctuations in crude oil prices not only affect the Company's cash flows, but may also result in changes to the borrowing capacity under the Company's proposed credit facility. Management believes it is neither appropriate nor possible to eliminate 100 percent of the Company's exposure to fluctuations in crude oil prices. The Company monitors market conditions and may selectively utilize derivative instruments to reduce exposure to crude oil price movements.

To the extent revenues and expenditures denominated in or strongly linked to the U.S. dollar are not equivalent, the Company is exposed to exchange rate risk. The Company is exposed to the extent U.S. dollar revenues do not equal U.S. dollar expenditures. The Company is not currently using exchange rate derivatives to manage exchange rate risks.

Petrominerales is exposed to fluctuations in short-term interest rates on amounts drawn under its Colombian Peso based bank facility, as well as any future floating rate debt. The Company has not hedged these rates given the need to remain flexible in borrowing and repaying outstanding balances, if any. The Company does not currently have any debt outstanding.

Sensitivities

The Company's earnings and cash flow are sensitive to changes in the price of crude oil and exchange rates.

The following factors demonstrate the expected impact on annualized cash flow:

Change of:		(millions)
Crude oil	US$1.00/bbl WTI reference price (assuming 3,000 bpd)	**$1.1**
	100 bpd of production @ US$65/bbl WTI	**$1.9**
Currency	$0.01 in Cdn$/US$ exchange rate	**$0.7**

Transactions with Related Parties

Petrominerales Colombia Ltd. maintains a Technical Services Agreement with the Company's indirect parent company, Petrobank, for items such as geological, geophysical, and engineering services provided. All charges are based on cost plus a marginal administrative fee, no more than five percent. These costs totaled $0.6 million for the three-month period ended June 30, 2006 (2005 – $0.2 million) and $1.0 million for the six-month period ended June 30, 2006 (2005 – $0.5 million). Of these costs, $0.5 million for the three-month period ended June 30, 2006 and $0.8 million for the six-month period ended June 30, 2006 (2005 – $0.1 million and $0.2 million, respectively) were capitalized while the remainder was recorded as general and administrative expense.

The Company entered into a Management Services Agreement effective May 1, 2006 providing for, among other services, the services of the Company's President and Chief Executive Officer and its Chief Financial Officer. Under the Management Services Agreement, Petrobank also provides corporate, administrative, financial, treasury, accounting, information technology and human resources support to Petrominerales. The Management Services Agreement requires that Petrominerales pay Petrobank a monthly fee of $75,000 for such services. The cost totaled $0.2 million and was recorded as general and administrative expense for the three-month period ended June 30, 2006.

The Company repaid an outstanding loan to Petrobank on June 29, 2006 using a portion of the proceeds from the IPO. The loan was only available from April 1, 2006 until the closing of the IPO and the outstanding balance ranged from nil to $8.6 million. Total interest expense was $0.1 million.

The Company has entered into a Technology Use Agreement, Option Agreement and Joint Operating Agreement with a wholly owned subsidiary of Petrobank. Under the terms of the Technology Use Agreement, Petrominerales has the right to use the THAI™ technology, know how and any improvements or enhancements, in heavy oil opportunities in Colombia, subject to a licensing fee equal to 10 percent of gross production. Under the terms of the Option Agreement, Petrobank's subsidiary will have the right to acquire a working interest of between 10 and 50 percent in any Petrominerales heavy oil project using the THAI™ technology. Upon electing a working interest in a project, Petrobank's subsidiary can also elect to be the operator of the project, which would then be governed by the Joint Operating Agreement and would share the actual costs on a pro rata basis.

Critical Accounting Policies and Estimates

The Company's financial statements are prepared in accordance with Canadian GAAP, which require management to make judgments, estimates and assumptions, which may have a significant impact on the financial statements. A summary of the Company's significant accounting policies can be found in Note 2 to the unaudited consolidated financial statements as at and for the three and six-month periods ended June 30, 2006. The following is a discussion of those accounting policies and estimates that are considered critical in the determination of the Company's financial results.

Capital Assets — Full Cost Accounting

The Company follows the full cost method of accounting and alternatively, could follow the successful efforts method of accounting whereby all costs related to non-productive wells are expensed in the period in which they are incurred.

Under the full cost method of accounting, capitalized costs are subject to a country-by-country cost centre impairment test. Under the successful efforts method of accounting, the costs are aggregated on a property-by-property basis and the carrying value of each property is subject to an impairment test. These policies may result in a different carrying value for capital assets and a different net income. The full cost method is the method most commonly followed by Petrominerales' peer group of companies.

Under full cost accounting, a limit is placed on the carrying value of the net capitalized costs in each cost centre in order to test impairment. Impairment exists when the carrying value of developed properties of a cost centre exceeds the estimated undiscounted future net cash flows associated with the cost centre's proved reserves. Costs relating to undeveloped properties are subject to individual impairment assessments until it can be determined whether or not proved reserves exist. If impairment is determined to exist, the costs carried on the balance sheet in excess of the discounted future net cash flows associated with the cost centre's proved plus probable reserves are charged to income.

Reserve Estimates

Reserve estimates can have a significant impact on net income and the carrying value of capital assets. The process of estimating reserves requires significant judgment based on available geological, geophysical, engineering, and economic data, projected rates of production, estimated commodity price forecasts and the timing of future expenditures, all of which are subject to interpretation and uncertainty. Reserve estimates impact net income through depletion expense and the application of impairment tests. Revisions or changes in reserve estimates can have either a positive or a negative impact on net income and can impact the carrying amount of capital assets.

Creditors may also use reserve estimates to assess the allowable borrowing base under secured credit facilities. Changes to the reserve estimates can result in borrowing base increases or decreases, which could impact the Company's financial position.

Regulatory Policies

Certification of Disclosures in Annual and Interim Filings

The Company is required to issue a "Modified Certification of Annual Filings during Transition Period" ("Modified Certification") in accordance with Multilateral Instrument 52-109, "Certification of Disclosures in Issuers' Annual and Interim Filings". The Modified Certification requires certifying officers to state that they are responsible for establishing and maintaining disclosure controls and procedures as such, have designed such procedures and evaluated their effectiveness as of the end of the periods covered by these interim filings. Management believes the disclosure controls and procedures provides a reasonable level of assurance that information required to be disclosed by the Company in these interim filings, is recorded, processed, summarized and reported within the time periods specified and the controls and procedures are designed to ensure the information required to be disclosed by the Company is accumulated and communicated to Petrominerales' management, including its chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

Outlook

In addition to the plans discussed in this MD&A, please see the second quarter 2006 Report to Shareholders.

CONSOLIDATED BALANCE SHEETS

(Unaudited, thousands of Canadian dollars)

As at	June 30, 2006	December 31, 2005
Assets		
Current assets		
Cash and cash equivalents	$ 48,358	$ 132
Accounts receivable and other current assets	10,143	2,651
	58,501	2,783
Capital assets (Note 3)	125,742	100,187
	$ 184,243	$ 102,970
Liabilities and Shareholders' Equity		
Current liabilities		
Accounts payable and accrued liabilities	$ 11,635	$ 20,534
	11,635	20,534
Asset retirement obligations (Note 5)	704	628
Shareholders' equity		
Common shares (Note 4)	174,895	93,823
Contributed surplus (Note 4)	155	-
Deficit	(3,146)	(12,015)
	171,904	81,808
	$ 184,243	$ 102,970

Commitments and contingencies (Note 11)

See accompanying notes to these consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(Unaudited, thousands of Canadian dollars, except per share amounts)

	Three months ended June 30, 2006	Three months ended June 30, 2005	Six months ended June 30, 2006	Six months ended June 30, 2005
Revenues				
Oil	$ 15,225	$ 4,877	$ 22,429	$ 9,617
Royalties	(1,229)	(390)	(1,805)	(769)
	13,996	4,487	20,624	8,848
Expenses				
Production	1,488	940	2,667	1,756
General and administrative	1,038	942	1,999	1,793
Stock-based compensation (Note 4)	155	-	155	-
Interest (Note 8)	129	-	129	-
Foreign exchange loss (gain)	(963)	(13)	(858)	154
Depletion, depreciation and accretion	4,347	1,669	6,605	3,335
	6,194	3,538	10,697	7,038
Income before taxes	7,802	949	9,927	1,810
Taxes (Note 6)	(558)	(468)	(1,058)	(805)
Net income	7,244	481	8,869	1,005
Deficit, beginning of period	(10,390)	(14,218)	(12,015)	(14,742)
Deficit, end of period	$ (3,146)	$ (13,737)	$ (3,146)	$ (13,737)
Basic and diluted earnings per share (Note 4)	$ 0.09	$ 0.01	$ 0.11	$ 0.01

See accompanying notes to these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOW

(Unaudited, thousands of Canadian dollars)

	Three months ended June 30, 2006	Three months ended June 30, 2005	Six months ended June 30, 2006	Six months ended June 30, 2005
Operating Activities				
Net income	$ **7,244**	$ 481	$ **8,869**	$ 1,005
Depletion, depreciation and accretion	**4,347**	1,669	**6,605**	3,335
Stock-based compensation	**155**	-	**155**	-
	11,746	2,150	**15,629**	4,340
Changes in non-cash working capital (Note 10)	**(4,306)**	496	**(7,294)**	(1,430)
	7,440	2,646	**8,335**	2,910
Financing Activities				
Issuance of common shares (Note 4)	**55,776**	-	**55,776**	-
Equity received from majority shareholder (Note 4)	**-**	2,942	**25,296**	6,875
	55,776	2,942	**81,072**	6,875
Investing Activities				
Expenditures on capital assets	**(10,213)**	(5,459)	**(32,084)**	(10,360)
Changes in non-cash working capital (Note 10)	**(4,769)**	(354)	**(9,097)**	620
	(14,982)	(5,813)	**(41,181)**	(9,740)
Net change in cash position	**48,234**	(225)	**48,226**	45
Cash and cash equivalents, beginning of period	**124**	359	**132**	89
Cash and cash equivalents, end of period	$ **48,358**	$ 134	$ **48,358**	$ 134

See accompanying notes to these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the three and six month periods ended June 30, 2006
(Unaudited, all tabular amounts are expressed in thousands of Canadian dollars, except share amounts)

Note 1 – Formation of the Company and Basis of Presentation

Petrominerales Ltd. ("Petrominerales" or the "Company") was incorporated in the Bahamas on April 20, 2006 as an indirectly wholly-owned subsidiary of Petro International Ltd., which in turn is a wholly-owned subsidiary of Petrobank Energy and Resources Ltd. ("Petrobank"), for the purpose of acquiring all of the issued and outstanding common shares of Petrominerales Colombia Ltd., a wholly owned subsidiary of Petro International Ltd., in connection with the initial public offering of the common shares of the Company (the "IPO").

On June 29, 2006, the Company completed the IPO of 16 million common shares for total gross proceeds of $60 million (approximately $55.7 million net of costs).

In conjunction with the completion of the IPO, the Company acquired all of the issued and outstanding common shares of Petrominerales Colombia Ltd. from Petro International Ltd. in exchange for 78,999,900 common shares of the Company. The acquisition of Petrominerales Colombia Ltd. by the Company is a non-arms length transaction and as such has been recorded by the Company at carrying value. The Company's financial statements presented for comparative purposes reflect the financial position, results of operations and cash flows as if the Company had been combined with Petrominerales Colombia Ltd. since inception.

Note 2 – Significant Accounting Policies

These interim consolidated financial statements include the accounts of the Company and its subsidiaries as at and for the three and six-month periods ended June 30, 2006. These interim consolidated financial statements are presented in accordance with Canadian generally accepted accounting principles ("GAAP") and contain disclosures that are supplemental to the annual audited financial statements of Petrominerales Colombia Ltd., which can be found on SEDAR at www.sedar.com in the Company's Final Long Form Prospectus dated June 13, 2006.

Measurement Uncertainty

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as at the date of the balance sheets as well as the reported amounts of revenues, expenses, and cash flows during the periods presented. Such estimates relate primarily to unsettled transactions and events as of the date of the financial statements. Actual results could differ materially from estimated amounts.

Amounts recorded for depletion, depreciation and accretion costs and amounts used for ceiling test calculations are based on estimates of crude oil reserves and future costs required to develop those reserves that are subject to measurement uncertainty. Changes in these estimates could materially impact the financial statements of future periods.

Capital Assets

All costs related to the acquisition of oil and gas properties are capitalized. Such costs include land and lease acquisition costs, annual charges on non-producing properties, geological and geophysical costs, and costs of drilling and equipping productive and non-productive wells.

Gains and losses are not recognized upon disposition of oil and gas properties unless crediting the proceeds against accumulated costs would result in a change in the rate of depletion of more than 20 percent.

Capitalized costs are accumulated in cost centres on a country-by-country basis and are depleted and depreciated using the unit-of-production method based upon estimated proved reserves before royalties as determined by independent engineers. The Company has one cost centre, Colombia. Included in costs subject to depletion are estimated costs to develop proved reserves. Costs relating to undeveloped properties may be excluded from the depletion base until it is determined whether or not proved reserves exist or if impairment of such costs has occurred. Depreciation of fixed assets is calculated using the straight-line method over the estimated life of the asset.

A limit is placed on the carrying value of the net capitalized costs in each cost centre in order to test impairment. An impairment loss exists when the carrying value of a cost centre exceeds the estimated undiscounted future net cash flows associated with the cost centre's proved reserves. If an impairment loss is determined to exist, the costs carried on the balance sheet in excess of the discounted future net cash flows associated with the cost centre's proved plus probable reserves are charged to income. Reserves are determined pursuant to the Canadian Securities Administrators' National Instrument 51-101 ''Standards of Disclosure for Oil and Gas Activities''.

The Company does not capitalize general and administrative or interest costs.

Asset Retirement Obligations

The Company recognizes the estimated fair value of future retirement obligations associated with capital assets as a liability. The fair value is capitalized and amortized over the same period as the underlying asset. The Company estimates the liability based on the estimated costs to abandon and reclaim the wells and well sites that are expected to be inactive upon expiration of the Incremental Production Contract's ("IPC's") in mid-2023 or the end of an exploration block work phase. Only wells and well sites that the Company has constructed, drilled, completed workovers on, or performed enhancements to are included in the estimate. This estimate is evaluated on a periodic basis and any adjustment to the estimate is applied prospectively. The change in net present value of the future retirement obligation due to the passage of time is expensed as accretion. Actual retirement obligations settled during the period reduce the future retirement liability.

Derivative Financial Instruments

The Company historically has not utilized derivative financial instruments in its management of exposures to fluctuations in crude oil prices, foreign currency exchange rates and interest rates but may do so in the future. The Company does not enter into derivative financial instruments for trading or speculative purposes. The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. For financial instruments to qualify for hedge accounting they are to be formally assessed, both at inception and on an ongoing basis to determine whether these instruments are highly effective in offsetting changes in fair values or cash flows of hedged items. Gains and losses on contracts that constitute effective hedges are deferred and recognized in income when the related transactions occur.

Joint Operations

The Company's crude oil operations in Orito and Neiva are conducted jointly with the Colombian state oil company, Ecopetrol. Accordingly, these financial statements reflect only the Company's proportionate interest in such activities.

Revenue Recognition

Revenues from the sale of crude oil are recognized when title passes to the customer.

Foreign Currency Translation

The Company translates foreign currency denominated monetary assets and liabilities at the exchange rate in effect at the balance sheet date and non-monetary assets and liabilities are translated at historical exchange rates. Revenues and expenses are translated at transaction date exchange rates except depletion and depreciation expense, which is translated at the same historical exchange rates as the related assets. Exchange gains or losses are included in the determination of net income as foreign exchange loss (gain).

Earnings Per Share

The Company computes diluted earnings per share using the treasury stock method. This method assumes that the proceeds on exercise of in-the-money stock options are used to repurchase the Company's common shares at the average market price during the relevant period.

Stock-Based Compensation

The Company accounts for stock-based compensation using the fair-value method of accounting for stock options granted to employees, officers and directors. Stock-based compensation expense is recorded and reflected as stock-based compensation expense with a corresponding amount reflected in contributed surplus. Stock-based compensation expense is calculated as the estimated fair value for the related stock options at the time of grant, amortized over the vesting period of the option. When stock options are exercised, the associated amounts previously recorded as contributed surplus are reclassified to common share capital.

Income Taxes

The Company accounts for income taxes using the liability method. Under this method, the Company records a future income tax asset or liability to reflect any difference between the accounting and tax bases of assets and liabilities. Future income tax assets are only recognized to the extent it is more likely than not that sufficient future taxable income will be available to allow the future income tax asset to be realized.

Cash and Cash Equivalents

Cash and cash equivalents include securities with a maturity of three months or less when purchased.

Note 3 – Capital Assets

June 30, 2006	Cost	Accumulated Depletion and Depreciation	Net Book Value
Crude oil properties	$ 170,904	$ 45,221	$ 125,683
Corporate and other	1,124	1,065	59
	$ 172,028	$ 46,286	$ 125,742

December 31, 2005		Cost		Accumulated Depletion and Depreciation		Net Book Value
Crude oil properties	$	138,867	$	38,759	$	100,108
Corporate and other		1,027		948		79
	$	139,894	$	39,707	$	100,187

At June 30, 2006, crude oil properties included $11.0 million (December 31, 2005 – $8.6 million) relating to unproved properties that have been excluded from the depletion calculation.

An impairment test calculation was performed for the Colombian cost centre at June 30, 2006 in which the estimated undiscounted future net cash flows associated with the proved reserves exceeded the carrying amounts. The benchmark prices used in the impairment tests at June 30, 2006 are outlined in the following table:

Year	WTI Crude Oil [1] – US$/bbl
2006	$ 65.00
2007	61.50
2008	57.78
2009	51.69
2010	49.43
Thereafter inflation % change	2%

(1) Actual prices used in the impairment tests were adjusted for price differentials specific to the Company's operations.

Note 4 – Share Capital

Authorized

The Company has authorized capital of 200,000,000 common shares, with a par value of US$1.00 per common share.

Common Shares

Common Share Continuity	Number	Amount
December 31, 2005 [1]	78,999,900	$ 93,823
Contributed from Petrobank before March 31, 2006	-	25,296
Incorporation on April 20, 2006	100	-
Issued pursuant to IPO	16,000,000	60,000
Share issue costs	-	(4,224)
Balance at June 30, 2006	**95,000,000**	**$ 174,895**

(1) In connection with the IPO, the Company issued 78,999,900 common shares in exchange for all of the issued and outstanding common shares of Petrominerales Colombia Ltd. and includes common shares and contributed surplus of Petrominerales Colombia Ltd. representing the historical equity contributed indirectly by Petrobank as if the Company and Petrominerales Colombia Ltd. had been combined since inception.

Stock Options

The Company has established a stock option plan for directors, officers and employees. The plan allows for the issuance of up to 10 percent of the outstanding shares of the Company. The exercise price is no less than the market price of the Company's stock on the date of the grant. Stock option terms are determined by the Company's Board of Directors but typically, options vest evenly over a period of four

years from the date of grant and expire between five and ten years after the date of grant. Following the IPO, the Company had 2,964,376 stock options outstanding, all of which were issued at the IPO price of $3.75 per share. The remaining contractual life is between five and ten years and no options are currently available for exercise.

Stock-Based Compensation

The Company uses the fair value-based method of accounting for its stock-based compensation plan whereby the fair value of stock options is recognized as stock-based compensation expense and contributed surplus. Stock-based compensation expense for the three and six-month periods ended June 30, 2006 totaled $0.2 million (2005 – nil).

The fair value of stock options granted have been estimated on their respective grant dates using the Black-Scholes option-pricing model using the following assumptions:

Period ended June 30, 2006	
Risk free interest rate	**4.5%**
Dividend rate	**0%**
Expected life – options (years)	**3.3**
Expected volatility	**30%**

The average fair value per stock option granted during the period was $1.04 (2005 – nil) as at the date of grant.

Earnings Per Share

Basic and diluted earnings per share have been calculated based on net income divided by the weighted average number of common shares outstanding for the three month period ended June 30, 2006 of 79,351,627 (2005 – 78,999,900) and for the six month period ended June 30, 2006 of 79,176,736 (2005 – 78,999,900). The diluted calculations include nil additional shares for the potential impact of stock options, as the impact is anti-dilutive.

Note 5 – Asset Retirement Obligations

The total future asset retirement obligations were estimated by management based on the estimated costs to reclaim and abandon the wells and well sites where the Company has drilled, completed workovers on, or performed enhancements to that are expected to be unproductive prior to the expiration of the IPC's in mid-2023 or the end of an exploration block work phase, and the estimated timing of the costs to be incurred in future periods.

Changes to asset retirement obligations were as follows:

	Three months ended June 30,		Six months ended June 30,	
	2006	2005	**2006**	2005
Asset retirement obligations, beginning of period	**$ 669**	$ 428	**$ 628**	$ 422
Obligations incurred	**-**	13	**-**	13
Accretion expense	**13**	10	**26**	16
Changes in estimated future cash flows and other	**22**	-	**50**	-
Asset retirement obligations, end of period	**$ 704**	$ 451	**$ 704**	$ 451

The obligations have been calculated using an inflation rate of two percent and discounted using a credit-adjusted risk free rate of eight percent per annum. The majority of these obligations are expected to be paid before the end of the related IPC, approximately 16 years in the future, and are expected to be funded from the Company's general resources available at the time of settlement. The total undiscounted amount of estimated cash flows required to settle the obligations is $2.4 million (2005 – $2.1 million).

Note 6 – Taxes

The provision for income taxes differs from the amount that would have been expected by applying statutory corporate income tax rates to income before taxes. The principal reasons for this difference are as follows:

	Three months ended June 30,		Six months ended June 30,	
	2006	2005	**2006**	2005
Income before taxes	**$ 7,802**	$ 949	**$ 9,927**	$ 1,810
Statutory income tax rate	**38.5%**	38.5%	**38.5%**	38.5%
Expected tax expense	**$ 3,004**	$ 365	**$ 3,822**	$ 697
Increase (decrease) in income tax provision resulting from:				
Non-deductible expenses	**$ 78**	$ 87	**$ 260**	$ 149
Future tax asset not recognized (recognized)	**$ (3,082)**	$ (452)	**$ (4,082)**	$ (846)
Future income tax provision	**$ -**	$ -	**$ -**	$ -
Presumptive income and equity taxes	**$ 558**	$ 468	**$ 1,058**	$ 805
Tax provision	**$ 558**	$ 468	**$ 1,058**	$ 805

Presumptive income and equity taxes are based on equity levels in Colombia, can be recovered against income taxes payable in future periods, and can be carried forward for five years.

The components of the Company's future income tax assets and liabilities arising from temporary differences are as follows:

	As at June 30, 2006		As at December 31, 2005	
	Future Income Tax Assets	**Future Income Tax Liabilities**	Future Income Tax Assets	Future Income Tax Liabilities
Loss carry forwards	**$ 11,349**	**$ -**	$ 11,572	$ -
Excess presumptive tax	**2,422**	**-**	2,422	-
Capital assets	**3,057**	**-**	3,464	-
Asset retirement obligations	**246**	**-**	220	-
	17,074	**-**	17,678	-
Valuation allowance	**(17,074)**	**-**	(17,678)	-
	$ -	**$ -**	$ -	$ -

As at June 30, 2006 non-capital losses totaled $29.5 million and expire between 2008 and 2011, and excess presumptive taxes paid totaled $6.3 million and expire in 2008 through 2010.

Note 7 – Bank Debt

The Company has a five billion Colombian Peso, or approximately US$2.0 million, operating line of credit under which the Company can borrow at the fixed term deposit rate set by the Central Bank of Colombia (6.1 percent at June 30, 2006) plus six percent. Advances under the facility are collateralized by a promissory note provided by the Company.

The Company obtained a commitment letter in April 2006 from an international bank for a US$50 million revolving credit facility with an initial US$25 million borrowing base. The facility is subject to standard closing conditions.

Note 8 – Related Party Transactions

Petrominerales Colombia Ltd. maintains a Technical Services Agreement with the Company's indirect parent company, Petrobank, for items such as geological, geophysical, and engineering services provided. All charges are based on cost plus a marginal administrative fee, no more than five percent. These costs totaled $0.6 million for the three-month period ended June 30, 2006 (2005 – $0.2 million) and $1.0 million for the six-month period ended June 30, 2006 (2005 – $0.5 million). Of these costs, $0.5 million for the three-month period ended June 30, 2006 and $0.8 million for the six-month period ended June 30, 2006 (2005 – $0.1 million and $0.2 million, respectively) were capitalized while the remainder was recorded as general and administrative expense.

The Company entered into a Management Services Agreement effective May 1, 2006 providing for, among other services, the services of the Company's President and Chief Executive Officer and its Chief Financial Officer. Under the Management Services Agreement, Petrobank also provides corporate, administrative, financial, treasury, accounting, information technology and human resources support to Petrominerales. The Management Services Agreement requires that Petrominerales pay Petrobank a monthly fee of $75,000 for such services. The cost totaled $0.2 million and was recorded as general and administrative expense for the three and six-month periods ended June 30, 2006.

The Company repaid an outstanding loan to Petrobank on June 29, 2006 using a portion of the proceeds from the IPO. The loan was only available from April 1, 2006 until the closing of the IPO and the outstanding balance ranged from nil to $8.6 million. Interest expense totaled $0.1 million.

Note 9 – Financial Instruments and Financial Risk Management

The nature of the crude oil operations exposes the Company to risks associated with fluctuations in commodity prices and foreign currency exchange rates. To date, the Company has not utilized derivative instruments to manage these risks.

Credit Risk

A substantial portion of the Company's accounts receivable are with customers and joint-venture participants in the oil industry and are subject to normal industry credit risks. Crude oil production is sold to two counterparties, the Colombian state oil company, Ecopetrol, and a large international oil company. Typically, the Company's maximum credit exposure to customers is revenue from two months' sales.

Note 10 – Changes in Non-Cash Working Capital

	Three months ended June 30,		Six months ended June 30,	
	2006	2005	**2006**	2005
Change in:				
Accounts receivable and other current assets	**$ (4,008)**	$ (379)	**$ (7,492)**	$ (2,945)
Accounts payable and accrued liabilities	**(5,067)**	521	**(8,899)**	2,135
	$ (9,075)	$ 142	**$(16,391)**	$ (810)
Changes relating to:				
Attributable to operating activities	**$ (4,306)**	$ 496	**$ (7,294)**	$ (1,430)
Attributable to investing activities	**$ (4,769)**	$ (354)	**$ (9,097)**	$ 620
Other cash flow information:				
Cash taxes paid	**$ 633**	$ 227	**$ 724**	$ 272
Cash interest paid	**$ -**	$ -	**$ -**	$ -

Note 11 – Commitments and Contingencies

The Company has committed to various work programs pursuant to its exploration contracts. These commitments are expected to total approximately US$11 million before June 30, 2007 and represent normal course exploration expenditures including acquiring and evaluating seismic data and drilling exploration wells. The Company has also secured two drilling rigs for 16 and 18-month terms, respectively, which are expected to cost an additional US$25 million over their combined contract terms. Petrominerales plans to fund these commitments with existing cash balances, funds flow from operations, and available credit facilities. The Company has issued letters of credit totaling US$1.1 million in connection with the obligations on these exploration contracts.


Petrominerales

Calle 114 No. 9-45
Torre B Oficina 1506
Bogotá, Colombia
Investor Relations: 1-403-750-4400
Website: www.petrominerales.com
TSX: PMG


Petrominerales


STRENGTH IN LATIN AMERICA

Q2•07

FINANCIAL & OPERATING HIGHLIGHTS

(All references to $ are United States dollars unless otherwise noted)

	Three months ended June 30,		%	Six months ended June 30,		%
	2007	2006	Change	**2007**	2006	Change
Financial						
(US$000s, except where noted)						
Crude oil revenue	**14,977**	13,581	10	**24,144**	19,820	22
Funds flow from operations [(1)]	**8,708**	10,479	(17)	**13,904**	13,842	-
Per share – basic and diluted ($)	**0.09**	0.13	(31)	**0.15**	0.17	(12)
Net income	**12,143**	6,462	88	**13,818**	7,869	76
Per share – basic and diluted ($)	**0.13**	0.08	63	**0.15**	0.10	50
Capital expenditures	**38,342**	9,110	321	**65,911**	28,052	135
Total assets	**232,507**	165,247	41	**232,507**	165,247	41
Bank debt and working capital deficiency (surplus)	**40,610**	(42,034)		**40,610**	(42,034)	
Common shares outstanding, end of period (000s)						
Basic	**95,005**	95,000	-	**95,005**	95,000	-
Diluted	**99,726**	97,964	2	**99,726**	97,964	2
Operations						
Operating netback ($/bbl) [(2)]						
Crude oil revenue	**57.79**	57.14	1	**54.51**	55.11	(1)
Royalties	**4.64**	4.61	1	**4.37**	4.43	(1)
Production expenses	**6.15**	5.59	10	**6.52**	6.53	-
Operating netback	**47.00**	46.94	-	**43.62**	44.15	(1)
Average daily crude oil production (bbls)	**2,848**	2,612	9	**2,447**	1,988	23

(1) Non-GAAP measure calculated based on cash flow from operations before changes in non-cash working capital. See "Funds flow from operations" section within MD&A.

(2) Non-GAAP measure demonstrating Company's revenue less royalties and production expenses per barrel of oil produced.

Highlights:

- Production increased by nine percent, averaging 2,848 barrels of oil per day ("bopd") compared to 2,612 bopd in the second quarter of 2006.
- Production increased a further 35 percent to average 3,838 bopd in July 2007.
- Corcel-1 oil discovery demonstrated flow potential of greater than 10,000 barrels per day.
- Funds flow from operations decreased by 17 percent to $8.7 million.
- Net income increased by 88 percent to $12.1 million.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following Management's Discussion and Analysis ("MD&A") is dated August 9, 2007 and should be read in conjunction with the unaudited consolidated financial statements and accompanying notes of Petrominerales Ltd. ("Petrominerales" or the "Company") as at and for the three and six month periods ended June 30, 2007, MD&A for the year ended December 31, 2006, and the audited consolidated financial statements as at and for the year ended December 31, 2006. Additional information for the Company, including the Annual Information Form ("AIF") can be found on SEDAR at www.sedar.com or at www.petrominerales.com. In addition to historical information, the MD&A contains forward-looking statements that are generally identifiable as any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events of performance (often, but not always, through the use of words or phrases such as "will likely result," "expected," "is anticipated," "believes," "estimated," "intends," "plans," "projection" and "outlook") are not historical facts and may be forward-looking and may involve estimates, assumptions and uncertainties which could cause actual results or outcomes to differ materially from those expressed in such forward-looking statements. Actual results achieved during the forecast period will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors. Such factors include, but are not limited to: general economic, market and business conditions; fluctuations in oil and gas prices; the results of exploration and development of drilling and related activities; fluctuation in foreign currency exchange rates; the uncertainty of reserve estimates; changes in environmental and other regulations; risks associated with oil and gas operations and other factors, many of which are beyond the control of the Company. Accordingly, there is no representation by Petrominerales that actual results achieved during the forecast period will be the same in whole or in part as those forecast. All subsequent forward-looking statements, whether written or oral, attributable to Petrominerales or persons acting on the Company's behalf, are qualified in their entirety by these cautionary statements.

This report contains financial terms that are not considered measures under Canadian generally accepted accounting principles ("GAAP"), such as funds flow from operations, funds flow per share and operating netback. These measures are commonly utilized in the oil and gas industry and are considered informative for management and shareholders. Specifically, funds flow from operations and funds flow per share reflect cash generated from operating activities before changes in other non-cash working capital. Funds flow from operations should not be considered an alternative to, or more meaningful than cash flow from operating activities as determined under GAAP as an indicator of the Company's performance. Management considers funds flow from operations and funds flow per share important as they help evaluate performance and demonstrate the Company's ability to generate sufficient cash to fund future growth opportunities and repay debt. Profitability relative to crude oil prices per barrel of production is demonstrated by an operating netback. All amounts are in United States dollars, unless otherwise stated.

Formation of the Company

Petrominerales is involved in the exploration, development and production of crude oil in the country of Colombia through its 100-percent-owned subsidiary Petrominerales Colombia Ltd. Petrominerales was incorporated in the Bahamas in 2006 for the purpose of acquiring all of the issued and outstanding shares of Petrominerales Colombia Ltd., an indirect wholly-owned subsidiary of Petrobank Energy and Resources Ltd. ("Petrobank"). On June 29, 2006, an initial public offering (the "IPO") of Petrominerales' common shares was completed on the Toronto Stock Exchange, reducing the percentage owned by Petrobank from 100 percent to 80.7 percent.

Revenue

Crude oil revenue increased by 10 percent to $15.0 million in the second quarter of 2007 from $13.6 million in the second quarter of 2006. Related oil production increased by nine percent in the second quarter of 2007 to 2,848 barrels per day ("bopd"), while the average sales price increased by one percent in the second quarter of 2007 to $57.79 per barrel. On a year to date basis, revenue increased by 22 percent to $24.1 million in 2007 from $19.8 million in the same period in 2006. Related production in the first six months of 2007 increased by 23 percent to 2,447 bopd compared to 1,988 bopd in the first six months of 2006 while the average sales price decreased by one percent to $54.51 per barrel from $55.11 per barrel received in the first six months of 2006.

Average Daily Crude Oil Production

Crude oil production increased by nine percent to 2,848 bopd in the second quarter of 2007 from 2,612 bopd averaged in the second quarter of 2006. Production in the first six months of 2007 increased by 23 percent to 2,447 bopd compared to 1,988 bopd in the same period of 2006. The increase was mainly due to the Orito-122 and 125 wells which began production late in the first quarter of 2007. Production averaged 3,838 bopd in July. Recent exploration successes at Joropo and Corcel are expected to result in significant increases in production. Production from Joropo is temporally limited to the dry season (December through April) but the Company's Corcel-1 well can be produced year-round as it is in a drier region of the Llanos Basin.

Average Benchmark Crude Oil Price

	Three months ended June 30,		Six months ended June 30,	
	2007	2006	**2007**	2006
WTI ($/bbl)	**65.02**	70.72	**61.68**	67.13

Realized Prices

Oil sales prices in Colombia averaged $57.79 per barrel in the second quarter of 2007, representing a $7.23 per barrel discount to WTI (11 percent of WTI) compared to a discount of $13.58 per barrel (19 percent of WTI) in the second quarter of 2006. On a year to date basis, sales prices averaged $54.51 per barrel in the first six months of 2007, representing a $7.17 per barrel discount (12 percent of WTI) compared to a discount of $12.02 per barrel (18 percent of WTI) in the first six months of 2006. In December 2006, the Company negotiated a new sales contract for Orito production resulting in an increase in realized prices relative to WTI. The discount to WTI also decreased as relatively more production is coming from higher quality Orito oil.

Royalties

Royalties are fixed at a rate of eight percent until the Company's net production per pool exceeds 5,000 bopd. Accordingly, royalty expense increased in proportion with revenue to $1.2 million in the second quarter of 2007 from $1.1 million in the second quarter of 2006, and to $1.9 million in the first six months of 2007 from $1.6 million in the first six months of 2006.

Production Expenses

Production expenses increased to $1.6 million in the second quarter of 2007 compared to $1.3 million in the second quarter of 2006, and increased to $2.9 million in the first six months of 2007 compared to $2.3 million in the first six months of 2006. These increases are mainly due to higher production combined with an increase in per barrel operating fees charged by Ecopetrol, the state oil company and the Company's partner. Costs also increased due to the appreciation of the Colombian Peso relative to the

U.S. dollar. On a unit of production basis, production costs increased by 10 percent to $6.15 per barrel in the second quarter of 2007 from $5.59 per barrel in the second quarter of 2006, and decreased slightly to $6.52 per barrel in the first six months of 2007 compared to $6.53 per barrel in the first six months of 2006. Ecopetrol is responsible for primary production operations at Orito and Neiva at a cost (subject to annual inflation, currency, and other adjustments) of $4.39 per barrel and $2.39 per barrel, respectively.

General and Administrative Expenses

General and administrative expenses increased by 74 percent in the second quarter of 2007 to $1.6 million from $0.9 million in the second quarter of 2006, and increased by 57 percent in the first six months of 2007 to $2.8 million from $1.8 million in the first six months of 2006. The increases were primarily due to management fees paid to Petrobank, additional costs associated with operating a publicly-owned entity, additional personnel and the impact of the appreciation of the Colombian Peso relative to the U.S. dollar.

Interest Expense

As at June 30, 2007, the Company had drawn $25.0 million on its secured credit facility. Interest expense and amortization of deferred financing costs totalled $0.3 million during the first six months of 2007. Additionally, expenses associated with letters of credit and other bank charges totalled for $0.2 million during the first six months of 2007.

Stock-Based Compensation

Stock-based compensation expenses increased to $0.3 million in the second quarter of 2007 compared to $0.1 million in the second quarter of 2006, and increased to $0.5 million in the first six months of 2007 compared to $0.1 million in the first six months of 2006. Before completion of the IPO in June 2006, there were no stock options or deferred common shares outstanding. The calculation of this non-cash expense is determined based on the fair value of stock options and deferred common shares granted, amortized over their vesting period.

Depletion, Depreciation and Accretion

Depletion, depreciation and accretion expense increased to $4.5 million ($17.21 per barrel) in the second quarter of 2007 from $3.9 million ($16.32 per barrel) in the second quarter of 2006, and increased to $7.8 million ($17.61 per barrel) in the first six months of 2007 from $5.8 million ($16.21 per barrel) in the first six months of 2006.

Taxes

The Company recorded equity and presumptive income taxes of $1.1 million in the second quarter of 2007 compared to $0.5 million in the second quarter of 2006, and a $1.8 million expense in the first six months of 2007 compared to $0.9 million in the first six months of 2006. The increase was primarily due to the increase in the Company's equity base. Presumptive income and equity taxes in Colombia are based on equity capitalization levels. Presumptive income in excess of ordinary income owing can be recovered against income taxes in future periods, and can be carried forward for five years.

The Company recorded an $8.3 million future income tax recovery in the second quarter of 2007 as the Company recognized previously unrecognized future income tax assets.

Net Income

Net income in the second quarter of 2007 increased by 88 percent to $12.1 million ($0.13 per share, basic and diluted) compared to $6.5 million ($0.08 per share, basic and diluted) in the second quarter of 2006.

Net income in the first six months of 2007 increased by 76 percent to $13.8 million ($0.15 per share, basic and diluted) compared to $7.9 million ($0.10 per share, basic and diluted) in the first six months of 2006. These increases were primarily due to higher production and the future income tax recovery, offset by higher production expenses, general and administrative expenses, interest expense and equity taxes.

Funds Flow From Operations

	Three months ended June 30,		Six months ended June 30,	
	2007	2006	**2007**	2006
Net income	**$ 12,143**	$ 6,462	**$ 13,818**	$ 7,869
Depletion, depreciation and accretion	**4,461**	3,878	**7,798**	5,834
Amortization of deferred financing costs	**90**	-	**90**	-
Stock-based compensation	**292**	139	**476**	139
Future income taxes	**(8,278)**	-	**(8,278)**	-
Funds flow from operations	**$ 8,708**	$ 10,479	**$ 13,904**	$ 13,842

The Company's funds flow from operations decreased by 17 percent to $8.7 million in the second quarter of 2007 from $10.5 million in the second quarter of 2006. On a basic and diluted per share basis, funds flow from operations decreased by 31 percent to $0.09 in the second quarter of 2007 from $0.13 in the second quarter of 2006. Funds flow from operations remained consistent at $13.9 million in the first six months of 2007 and 2006. On a basic and diluted per share basis, funds flow from operations decreased by 12 percent to $0.15 in the first six months of 2007 from $0.17 in the first six months of 2006. These decreases were primarily due to higher production expenses, general and administrative expenses, interest expense, and equity taxes.

Capital Expenditures

Capital expenditures totalled $38.3 million in the second quarter of 2007 compared to $9.1 million in the second quarter of 2006. On a year to date basis, capital expenditures totalled $65.9 million in the first six months of 2007 compared to $28.1 million in the first six months of 2006. The expenditures in the first half of 2007 related primarily to drilling, completions and workovers at Orito totalling $33.8 million and work commitments on the Company's exploration blocks totalling $31.0 million. Year to date drilling activity includes four wells and seven completions in Orito. On the exploration blocks, four exploration wells were drilled; two successful oil wells (Joropo and Corcel) and two dry and abandoned wells (Casimena and Casanare Este). Additionally, the Company acquired 91 square kilometres of 3D seismic.

Summary of Quarterly Results

	2007		2006				2005	
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Financial ($000s except where noted)								
Crude oil revenue	**14,977**	9,167	11,038	12,818	13,581	6,239	3,932	4,953
Funds flow from operations [(1)]	**8,708**	5,196	6,745	8,202	10,479	3,363	1,838	2,668
Per share – basic and diluted ($)	**0.09**	0.05	0.07	0.09	0.13	0.04	0.02	0.03
Net income	**12,143**	1,675	2,677	4,252	6,462	1,407	257	1,182
Per share – basic and diluted ($)	**0.13**	0.02	0.03	0.04	0.08	0.02	0.00	0.01
Capital expenditures	**38,342**	27,569	23,617	21,696	9,110	18,942	19,605	4,216
Operations								
Operating netback ($/bbl) [(2)]								
WTI benchmark price	**65.02**	58.23	60.17	70.54	70.72	63.48	60.05	63.19
Crude oil sales price	**57.79**	49.88	50.58	57.57	57.14	51.12	44.75	50.17
Royalties	**4.64**	3.99	4.05	4.60	4.61	4.09	3.59	4.01
Production expenses	**6.15**	7.04	7.35	6.97	5.59	8.36	8.59	7.84
Operating netback	**47.00**	38.85	39.18	46.00	46.94	38.67	32.57	38.32
Average daily crude oil production (bbls)	**2,848**	2,042	2,372	2,420	2,612	1,356	955	1,073

(1) Non-GAAP measure calculated based on cash flow from operations before changes in non-cash working capital.

(2) Non-GAAP measure demonstrating Company's revenue less royalties and production expenses per barrel of oil produced.

Significant factors influencing quarterly results were:

- Completion of the Orito-117 and 118 wells late in the first quarter of 2006 resulting in a substantial increase in production.
- Production declined in the first quarter of 2007 from the fourth quarter of 2006 mainly as a result of certain wells being shut in during the period for workovers, delays in bringing new production on-line and also due to natural declines. Of particular note, the Orito-118 well was offline for 38 days in the quarter while the field operator, Ecopetrol performed a pump replacement operation.
- Completion of the Orito-122 and 125 wells late in the first quarter of 2007 resulting in a substantial increase in production in the second quarter of 2007.
- Appreciation of the Colombian Peso of approximately 12% during the first half of 2007 which impacted production expenses and general and administrative expenses.
- Future income tax recovery of $8.3 million was recognized in the second quarter of 2007.
- Historically high world crude oil prices over the past two years.

Commitments

The Company has committed to various work programs pursuant to its exploration contracts totalling $33.2 million, which are required to be completed by March 31, 2009. The work commitments represent normal course exploration expenditures including acquiring and evaluating seismic data and drilling exploration wells. In addition, the Company has secured drilling and completion rigs with contract terms extending until June 30, 2008. At June 30, 2007, the remaining rig commitments totalled $23.9 million, a significant portion of which will be used to satisfy commitments on the exploration contracts. Petrominerales plans to fund these commitments mainly with funds flow from operations and credit facilities. The Company has issued letters of credit totalling $4.0 million outstanding in support of the obligations on the exploration contracts.

The following is a summary of the estimated costs required to fulfill the Company's remaining contractual commitments as at June 30, 2007:

Type of Obligation ($000s)	Total	< 1 Year	1-3 Years
Exploration contracts	**33,200**	20,200	13,000
Drilling rigs [1]	**23,900**	23,900	-
Total	**57,100**	44,100	13,000

(1) A significant portion of these contractual commitments will be used to satisfy work commitments on the Company's exploration contracts.

Liquidity and Capital Resources

At June 30, 2007, the Company had drawn $25.0 million on its secured credit facilities ($24.4 million - net of financing costs). Late in 2006, the Company finalized a $50.0 million three-year secured credit facility, which included an initial $25.0 million borrowing base. In June 2007, the facility was increased to $100.0 million with a $50.0 million borrowing base. The facility bears interest at a rate equal to LIBOR (London Interbank Offered Rate) plus three percent per annum. The facility is secured by a pledge over all property of the Company. The borrowing base is reviewed semi-annually.

The Company has used $4.0 million of its Colombian operating lines of credit, with a combined borrowing base of approximately $7.3 million, for letters of credit to guarantee work commitments under exploration blocks.

Outstanding Share Data

The number of outstanding shares of Petrominerales of 95,005,000 was unchanged to the date of this MD&A from June 30, 2007.

Transactions with Related Parties

The Company pays Petrobank a monthly fee of Cdn$75,000 pursuant to a Management Services Agreement. The fee is based on a negotiated value of services provided. Costs under this agreement totalled $0.2 million for the three month period and $0.4 million for the six month period ended June 30, 2007 (2006 – $0.1 million and $0.1 million, respectively) and were recorded as general and administrative expense.

Changes in Accounting Policies

Effective January 1, 2007, the Company adopted the Canadian Institute of Chartered Accountants ("CICA") Section 1506, "Accounting Changes," Section 1530, "Comprehensive Income," Section 3251, "Equity," Section 3855, "Financial Instruments – Recognition and Measurement," Section 3861, "Financial Instruments – Disclosure and Presentation" and Section 3865, "Hedges." These standards have been adopted prospectively. See Note 2 to the consolidated financial statements.

Disclosure Controls and Procedures

Disclosure controls and procedures have been designed to ensure that information required to be disclosed by Petrominerales is accumulated and communicated to the Company's management as appropriate to allow timely decisions regarding required disclosures. The Company's Chief Executive Officer and Chief Financial Officer have concluded, based on their evaluation as of the end of the period covered by the interim filings, that the Company's disclosure controls and procedures are effective to provide reasonable assurance that material information related to the issuer, is made known to them by others within the Company. It should be noted that while the Company's Chief Executive Officer and Chief Financial Officer believe that the Company's disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Outlook

In addition to the plans discussed in this MD&A, please see the second quarter 2007 Operational Update.


Petrominerales


STRENGTH IN LATIN AMERICA
Q1•07

FINANCIAL & OPERATING HIGHLIGHTS

(All references to $ are United States dollars unless otherwise noted)

Three months ended March 31,	2007	2006	% change
Financial			
($000s, except where noted)			
Crude oil revenue	**9,167**	6,239	47
Funds flow from operations [1]	**5,196**	3,363	55
Per share – basic and diluted ($)	**0.05**	0.04	25
Net income	**1,675**	1,407	19
Per share – basic and diluted ($)	**0.02**	0.02	-
Capital expenditures	**27,569**	18,942	46
Total assets	**187,238**	108,042	73
Cash and working capital (deficit)	**(10,904)**	(8,948)	(22)
Common shares outstanding, end of period (000s)			
Basic	**95,000**	79,000	20
Diluted	**98,022**	79,000	24
Operations			
Operating netback ($/bbl)			
Crude oil revenue	**49.88**	51.12	(2)
Royalties	**3.99**	4.09	(2)
Production expenses	**7.04**	8.36	(16)
Operating netback	**38.85**	38.67	-
Average daily crude oil production (bbls)	**2,042**	1,356	51

(1) Calculated based on cash flow from operations before changes in non-cash working capital.

Highlights of the first quarter of 2007 include:

- Production increased by 51 percent, averaging 2,042 bopd compared to 1,356 bopd in the first quarter of 2006.
- Subsequent to the end of the quarter, production has increased to approximately 3,200 bopd.
- Funds flow from operations increased by 55 percent to $5.2 million.
- Net income increased by 19 percent to $1.7 million.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following Management's Discussion and Analysis ("MD&A") is dated May 8, 2007 and should be read in conjunction with the unaudited consolidated financial statements and accompanying notes of Petrominerales Ltd. ("Petrominerales" or the "Company") as at and for the three month period ended March 31, 2007, MD&A for the year ended December 31, 2006, and the audited consolidated financial statements as at and for the year ended December 31, 2006. Additional information for the Company, including the Annual Information Form ("AIF") can be found on SEDAR at www.sedar.com or at www.petrominerales.com. In addition to historical information, the MD&A contains forward-looking statements that are generally identifiable as any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events of performance (often, but not always, through the use of words or phrases such as "will likely result," "expected," "is anticipated," "believes," "estimated," "intends," "plans," "projection" and "outlook") are not historical facts and may be forward-looking and may involve estimates, assumptions and uncertainties which could cause actual results or outcomes to differ materially from those expressed in such forward-looking statements. Actual results achieved during the forecast period will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors. Such factors include, but are not limited to: general economic, market and business conditions; fluctuations in oil and gas prices; the results of exploration and development of drilling and related activities; fluctuation in foreign currency exchange rates; the uncertainty of reserve estimates; changes in environmental and other regulations; risks associated with oil and gas operations and other factors, many of which are beyond the control of the Company. Accordingly, there is no representation by Petrominerales that actual results achieved during the forecast period will be the same in whole or in part as those forecast. All subsequent forward-looking statements, whether written or oral, attributable to Petrominerales or persons acting on the Company's behalf, are qualified in their entirety by these cautionary statements.

This report contains financial terms that are not considered measures under Canadian generally accepted accounting principles ("GAAP"), such as funds flow from operations, funds flow per share and operating netback. These measures are commonly utilized in the oil and gas industry and are considered informative for management and shareholders. Specifically, funds flow from operations and funds flow per share reflect cash generated from operating activities before changes in other non-cash working capital. Funds flow from operations should not be considered an alternative to, or more meaningful than cash flow from operating activities as determined under GAAP as an indicator of the Company's performance. Management considers funds flow from operations and funds flow per share important as they help evaluate performance and demonstrate the Company's ability to generate sufficient cash to fund future growth opportunities. Profitability relative to crude oil prices per barrel of production is demonstrated by an operating netback. All amounts are in United States dollars, unless otherwise stated.

Formation of the Company

Petrominerales is involved in the exploration, development and production of crude oil in the country of Colombia through its 100-percent-owned subsidiary Petrominerales Colombia Ltd. Petrominerales was incorporated in the Bahamas in 2006 for the purpose of acquiring all of the issued and outstanding shares of Petrominerales Colombia Ltd., an indirect wholly-owned subsidiary of Petrobank Energy and Resources Ltd. ("Petrobank"). On June 29, 2006, an initial public offering (the "IPO") of Petrominerales' common shares was completed on the Toronto Stock Exchange, reducing the percentage owned by Petrobank from 100 percent to 80.7 percent.

Revenue

Crude oil revenue increased by 47 percent to $9.2 million in the first quarter of 2007 from $6.2 million in the first quarter of 2006. Related oil production increased by 51 percent in the first quarter of 2007 to 2,042 barrels per day ("bopd"), while the average sales price decreased by two percent in the first quarter of 2007 to $49.88 per barrel.

Average Daily Crude Oil Production

Crude oil production increased by 51 percent to 2,042 bopd in the first quarter of 2007 from 1,356 bopd averaged in the first quarter of 2006. The increase was mainly due to the successful Orito-117 and 118 wells which began production late in the first quarter of 2006. First quarter production decreased from the 2,372 bopd produced in the fourth quarter of 2006 mainly as a result of the Orito-118 well being off-line for part of the quarter. Since the end of March, production has increased significantly as a result of new wells being completed and in early May has increased to approximately 3,200 bopd.

Average Benchmark Crude Oil Price

Three months ended March 31,	**2007**	2006
WTI ($/bbl)	**58.23**	63.48

Realized Prices

Oil sales prices in Colombia averaged $49.88 per barrel in the first quarter of 2007, representing an $8.35 per barrel discount to WTI (14 percent of WTI) compared to a discount of $12.36 per barrel (19 percent of WTI) in the first quarter of 2006. In December 2006, the Company negotiated a new sales contract for Orito production resulting in an increase in realized prices relative to WTI. The discount to WTI also decreased as relatively more production is coming from higher quality Orito oil (1,765 bopd in 2007 compared to 1,018 bopd in 2006).

Royalties

Royalties are fixed at a rate of eight percent until the Company's net production per field exceeds 5,000 bopd. Accordingly, royalty expense increased in proportion with revenue to $0.7 million in the first quarter of 2007 from $0.5 million in the first quarter of 2006.

Production Expenses

Production expenses increased to $1.3 million in the first quarter of 2007 compared to $1.0 million in the first quarter of 2006 mainly due to higher production and an increase in per barrel operating fees charged by Ecopetrol, the state oil company and the Company's partner. On a unit of production basis, production costs decreased by 16 percent to $7.04 per barrel in the first quarter of 2007 from $8.36 per barrel in the first quarter of 2006. Ecopetrol is responsible for primary production operations at Orito and Neiva at a cost (subject to annual inflation, currency, and other adjustments) of $4.55 per barrel and $2.48 per barrel, respectively. The Company's remaining production expenses are primarily fixed, which results in lower production costs per barrel as production increases.

General and Administrative Expenses

General and administrative expenses increased by 38 percent in the first quarter of 2007 to $1.2 million from $0.8 million in the first quarter of 2006. The increases were primarily due to management fees paid to Petrobank, and additional costs associated with operating a publicly-owned entity.

Stock-Based Compensation

Stock-based compensation expenses totalled $0.2 million in the first quarter of 2007 relating to stock options and deferred common shares granted. Before completion of the IPO in June 2006, there were no stock options or deferred common shares outstanding. The calculation of this non-cash expense is determined based on the fair value of stock options and deferred common shares granted, amortized over their vesting period.

Depletion, Depreciation and Accretion

Depletion, depreciation and accretion expense increased to $3.3 million ($18.16 per barrel) in the first quarter of 2007 from $2.0 million ($16.03 per barrel) in the first quarter of 2006. The rate increased by 13 percent over the first quarter of 2006 mainly due to significant capital expenditure programs in 2006 and 2007.

Taxes

The Company recorded a tax expense of $0.7 million in the first quarter of 2007 compared to $0.4 million in the first quarter of 2006. Taxes consist of presumptive income and equity taxes in Colombia which are based on equity capitalization levels. Presumptive income in excess of ordinary income owing can be recovered against income taxes in future periods, and can be carried forward for five years.

Net Income

Net income in the first quarter of 2007 increased by 19 percent to $1.7 million ($0.02 per share, basic and diluted) compared to $1.4 million ($0.02 per share, basic and diluted) in the first quarter of 2006. The increase was primarily due to higher production, partially offset by higher production expenses, royalties, general and administrative expenses, stock based compensation, depletion, depreciation and accretion expense, and taxes.

Funds Flow From Operations

The Company's funds flow from operations increased by 55 percent to $5.2 million in the first quarter of 2007 from $3.4 million in the first quarter of 2006. On a basic and diluted per share basis, funds flow from operations increased by 25 percent to $0.05 from $0.04 in the first quarter of 2006. These increases were primarily a result of higher production combined with lower per barrel operating and general and administrative costs.

Capital Expenditures

Capital expenditures totalled $27.6 million in the first quarter of 2007 compared to $18.9 million in the first quarter of 2006. The expenditures in the first quarter of 2007 related primarily to drilling, completions and workovers at Orito totalling $12.8 million and work commitments on the Company's exploration blocks totalling $12.5 million. Drilling activity included two successful wells at Orito, one successful well on the Joropo exploration block and one dry and abandoned well on the Casimena exploration block.

SUMMARY OF QUARTERLY RESULTS

	2007	2006				2005		
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Financial ($000s except where noted)								
Crude oil revenue	**9,167**	11,038	12,818	13,581	6,239	3,932	4,953	3,921
Funds flow from operations [1]	**5,196**	6,745	8,202	10,479	3,363	1,838	2,668	1,728
Per share – basic and diluted ($)	**0.05**	0.07	0.09	0.13	0.04	0.02	0.03	0.02
Net income	**1,675**	2,677	4,252	6,462	1,407	257	1,182	386
Per share – basic and diluted ($)	**0.02**	0.03	0.04	0.08	0.02	0.00	0.01	0.00
Capital expenditures	**27,569**	23,617	21,696	9,110	18,942	19,605	4,216	4,389
Operations								
Operating netback ($/bbl)								
WTI benchmark price	**58.23**	60.17	70.54	70.72	63.48	60.05	63.19	53.17
Crude oil sales price	**49.88**	50.58	57.57	57.14	51.12	44.75	50.17	42.08
Royalties	**3.99**	4.05	4.60	4.61	4.09	3.59	4.01	3.37
Production expenses	**7.04**	7.35	6.97	5.59	8.36	8.59	7.84	8.11
Operating netback	**38.85**	39.18	46.00	46.94	38.67	32.57	38.32	30.60
Average daily crude oil production (bbls)	**2,042**	2,372	2,420	2,612	1,356	955	1,073	1,024

(1) Calculated based on cash flow from operations before changes in non-cash working capital.

Significant factors influencing quarterly results were:

- Completion of the Orito-117 and 118 wells late in the first quarter of 2006 resulting in a substantial increase in production.
- Production declined in the first quarter of 2007 from the fourth quarter of 2006 mainly as a result of certain wells being shut in during the period for workovers, delays in bringing new production on-line and also due to natural declines. Of particular note, the Orito-118 well was offline for 38 days in the quarter while the field operator, Ecopetrol performed a pump replacement operation. Production in early May has now increased to approximately 3,200 bopd.
- Historically high world crude oil prices over the past two years.

Commitments

In April 2007 the Company finalized the Rio Ariari and Chiguiro Oeste exploration contracts, bringing the Company's total work commitments under exploration contracts to $37.1 million, which are required to be completed by March 31, 2009. The work commitments represent normal course exploration expenditures including acquiring and evaluating seismic data and drilling exploration wells. In addition, the Company has secured drilling and completion rigs with contract terms extending until June 30, 2008. At March 31, 2007, the remaining rig commitments totalled $27.0 million, a significant portion of which will be used to satisfy commitments on the exploration contracts. Petrominerales plans to fund these commitments mainly with existing cash balances, funds flow from operations, and credit facilities. The Company has issued letters of credit totalling $3.2 million outstanding in support of the obligations on the exploration contracts.

The following is a summary of the estimated costs required to fulfill the Company's remaining contractual commitments as at March 31, 2007:

Type of Obligation ($000s)	Total	< 1 Year	1-3 Years
Exploration contracts	**37,100**	14,000	23,100
Drilling rigs [1]	**27,000**	25,400	1,600
Total	**64,100**	39,400	24,700

(1) A significant portion of these contractual commitments will be used to satisfy work commitments on the Company's exploration contracts.

Liquidity and Capital Resources

At March 31, 2007 the Company had no debt and a working capital deficit of $10.9 million, including cash and cash equivalents of $5.4 million.

The Company has used $3.2 million of its Colombian operating lines of credit, with a combined borrowing base of approximately $5.7 million, for letters of credit to guarantee work commitments under exploration blocks.

The Company also maintains a $50 million revolving credit facility with an initial $25 million borrowing base with an international bank. The facility bears interest at a rate equal to the LIBOR (London Interbank Offered Rate) plus three percent per annum. The borrowing base is reviewed semi-annually.

Outstanding Share Data

The number of outstanding shares of Petrominerales of 95.0 million was unchanged to the date of this MD&A from March 31, 2007.

Transactions with Related Parties

The Company maintains a Technical Services Agreement with the Company's indirect majority shareholder, Petrobank Energy and Resources Ltd., for items such as geological, geophysical, and engineering services provided. All charges are based on cost plus an administrative fee, of no more than five percent. These costs totalled $0.2 million for the three month period ended March 31, 2007 (2006 – $0.4 million). Of these costs, $0.2 million (2006 – $0.3 million) was capitalized while the remainder was recorded as general and administrative expense.

The Company also pays Petrobank a monthly fee of Cdn$75,000 pursuant to a Management Services Agreement. The fee is based on a negotiated value of services provided. Costs under this agreement totalled $0.2 million for the three month period ended March 31, 2007 (2006 – $nil) and were recorded as general and administrative expense.

Changes in Accounting Policies

Effective January 1, 2007, the Company adopted the Canadian Institute of Chartered Accountants ("CICA") Section 1506, "Accounting Changes," Section 1530, "Comprehensive Income," Section 3251, "Equity," Section 3855, "Financial Instruments – Recognition and Measurement," Section 3861, "Financial Instruments – Disclosure and Presentation" and Section 3865, "Hedges." These standards have been adopted prospectively. See Note 2 to the consolidated financial statements.

Disclosure Controls and Procedures

Disclosure controls and procedures have been designed to ensure that information required to be disclosed by Petrominerales is accumulated and communicated to the Company's management as appropriate to allow timely decisions regarding required disclosures. The Company's Chief Executive Officer and Chief Financial Officer have concluded, based on their evaluation as of the end of the period covered by the interim filings, that the Company's disclosure controls and procedures are effective to provide reasonable assurance that material information related to the issuer, is made known to them by others within the Company. It should be noted that while the Company's Chief Executive Officer and Chief Financial Officer believe that the Company's disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Outlook

In addition to the plans discussed in this MD&A, please see the first quarter 2007 Report to Shareholders.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following Management's Discussion and Analysis ("MD&A") is dated November 10, 2006. Effective July 1, 2006 management has decided to change the reporting currency of Petrominerales Ltd. ("Petrominerales" or the "Company") from Canadian dollars (Cdn$) to United States dollars ($). Therefore, all 2006 figures and the restated comparative figures, contained herein, are expressed in United States dollars, unless otherwise stated. The MD&A should be read in conjunction with the Unaudited consolidated financial statements and accompanying notes of the Company as at and for the three and nine-month periods ended September 30, 2006, the unaudited consolidated financial statements and accompanying notes and MD&A of the company as at and for the six months ended June 30, 2006, as well as the audited consolidated financial statements and accompanying notes and MD&A of Petrominerales Colombia Ltd. for the year ended December 31, 2005. Readers are also encouraged to read the Company's Final Long Form Prospectus dated June 13, 2006 in conjunction with this MD&A. Additional information for the Company can be found on SEDAR at www.sedar.com or at www.petrominerales.com.

In addition to historical information, the MD&A contains forward-looking statements that are generally identifiable as any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events of performance (often, but not always, through the use of words or phrases such as "will likely result," "expected," "is anticipated," "believes," "estimated," "intends," "plans," "projection" and "outlook") are not historical facts and may be forward-looking and may involve estimates, assumptions and uncertainties which could cause actual results or outcomes to differ materially from those expressed in such forward-looking statements. Actual results achieved during the forecast period will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors. Such factors include, but are not limited to: general economic, market and business conditions; fluctuations in oil and gas prices; the results of exploration and development of drilling and related activities; fluctuation in foreign currency exchange rates; the uncertainty of reserve estimates; changes in environmental and other regulations; risks associated with oil and gas operations and other factors, many of which are beyond the control of the Company. Accordingly, there is no representation by Petrominerales that actual results achieved during the forecast period will be the same in whole or in part as those forecast. Further, any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events, except as required by applicable securities laws.

This report contains financial terms that are not considered measures under Canadian generally accepted accounting principles ("GAAP"), such as funds flow from operations, funds flow per share, and operating netback. These measures are commonly utilized in the oil and gas industry and are considered informative for our shareholders. Specifically, funds flow from operations and funds flow per share reflect cash generated from operating activities before changes in other non-cash working capital. These measures are considered important as they demonstrate the Company's ability to generate sufficient cash to fund future growth opportunities.

Formation of the Company

Petrominerales was incorporated in the Bahamas on April 20, 2006 as a wholly owned subsidiary of Petro International Ltd., which in turn is a wholly owned subsidiary of Petrobank Energy and Resources Ltd. ("Petrobank"), for the purpose of acquiring all of the issued and outstanding common shares of Petrominerales Colombia Ltd., previously a wholly owned subsidiary of Petro International Ltd., in connection with the initial public offering of the common shares of the Company (the "IPO"). The Company acquired all of the issued and outstanding common shares of Petrominerales Colombia Ltd. from Petro International Ltd. in exchange for 78,999,900 common shares of the Company. The acquisition of Petrominerales Colombia Ltd. by the Company is a non-arms length transaction and as

such has been recorded by the Company at carrying value. The Company's financial statements presented for comparative purposes reflect the financial position, results of operations and cash flows as if the Company had been combined with Petrominerales Colombia Ltd. since inception.

On June 29, 2006, the Company completed the IPO issuing 16 million new common shares from treasury for total gross proceeds of Cdn$60 million (Cdn$55.6 million net of costs).

Revenue

In the third quarter of 2006, crude oil revenue before royalties more than doubled to $12.8 million from $5.0 million in the third quarter of 2005. Related oil production in the third quarter of 2006 increased by 126 percent from the third quarter of 2005 levels to 2,420 barrels per day ("bpd"), while the average sales price increased by 15 percent over the third quarter of 2005 to $57.57 per barrel. On a year to date basis, revenue increased by 156 percent to $32.6 million in 2006 from $12.7 million in the same period in 2005. Related production in the first nine months of 2006 increased by 102 percent to 2,133 bpd compared to 1,056 bpd in the first nine months of 2005 while the average sales price increased by 27 percent to $56.05 per barrel from $44.19 per barrel received in the first nine months of 2005.

Average Daily Crude Oil Production

Crude oil production increased by 126 percent to 2,420 bpd in the third quarter of 2006 from 1,073 bpd averaged in the third quarter of 2005. Production in the first nine months of 2006 increased by 102 percent to 2,133 bpd compared to 1,056 bpd in the same period of 2005. These significant production increases are due mainly to the completion of the Orito-117 and 118 wells late in the first quarter of 2006 that were on production for the entire second and third quarter.

Realized Prices

Oil sales prices in Colombia averaged $57.57 per barrel in the third quarter, representing a $12.97 per barrel (18% of average WTI price of $70.54 per barrel) discount to WTI compared to a discount of $13.02 per barrel (21% of average WTI price of $63.19 per barrel) in the third quarter of 2005. On a year to date basis, sales prices averaged $56.05 per barrel in the first nine months of 2006, representing a $12.21 per barrel discount (18% of average WTI price of $68.26 per barrel) compared to an average price of $44.19 per barrel in the first nine months of 2005, representing a discount of $11.42 per barrel (21% of average WTI price of $55.61 per barrel). The discounts to WTI decreased in 2006 as an increased percentage of production is coming from higher quality Orito oil.

Royalties

Royalties are fixed at a rate of eight percent until the Company's net production per field exceeds 5,000 bpd. Due to the fixed royalty rate, royalty expense increased in proportion with revenue to $1.0 million in the third quarter of 2006 from $0.4 million in the third quarter of 2005, and to $2.6 million in the first nine months of 2006 from $1.0 million in the first nine months of 2005.

Production Expenses

Production expenses increased to $1.6 million ($6.97 per barrel) in the third quarter of 2006 compared to $0.8 million ($7.84 per barrel) in the third quarter of 2005, and increased to $3.9 million ($6.70 per barrel) in the first nine months of 2006 compared to $2.2 million ($7.61 per barrel) in the first nine months of 2005. Ecopetrol, the state oil company and the Company's partner, is responsible for primary production operations at Orito and Neiva at a cost (subject to annual inflation, currency and other adjustments) of $4.14 per barrel and $2.25 per barrel, respectively. The Company's remaining production expenses are primarily fixed which results in lower per barrel production costs as production increases.

General and Administrative Expenses

General and administrative expenses increased by 70 percent in the third quarter to $1.2 million from $0.7 million in the third quarter of 2005 and to $3.0 million in the first nine months of 2006 from $2.2 million in the first nine months of 2005. The increases were primarily due to management fees paid to Petrobank, and costs associated with operating a publicly owned entity.

Stock-Based Compensation Expenses

Stock-based compensation expenses totalled $0.2 million in the third quarter of 2006 relating to stock options granted. The calculation of this non-cash expense is determined based on the fair value of stock options granted amortized over the vesting period of the option. The exercise price of each option is not less than the market price of the Company's stock on the date of the grant.

Foreign Exchange Loss (Gain)

The Company recorded a foreign exchange loss of $0.6 million in the third quarter of 2006. The loss was generated mainly due to Colombian Peso denominated working capital balances combined with a decrease in the value of the United States dollar relative to the Colombian Peso.

Depletion, Depreciation and Accretion

Depletion, depreciation and accretion expense increased to $3.8 million ($16.85 per barrel) in the third quarter of 2006 from $1.5 million ($15.05 per barrel) in the third quarter of 2005 and in the first nine months of 2006 increased to $9.6 million ($16.46 per barrel) from $4.2 million ($14.52 per barrel) in the first nine months of 2005.

Taxes

The Company recorded a $0.5 million income tax expense in the third quarter of 2006 compared to $0.3 million in the same period in 2005, and a $1.5 million expense in the first nine months of 2006 compared to $1.0 million in the first nine months of 2005. Taxes consist of presumptive income taxes in Colombia that are based on equity capitalization levels.

Net Income

Net income in the third quarter increased by 260 percent to $4.3 million ($0.04 per basic and diluted share) compared to $1.2 million ($0.01 per basic and diluted share) in the third quarter of 2005. Net income in the first nine months of 2006 increased by 507 percent to $12.1 million ($0.14 per basic and diluted share) compared to $2.0 million ($0.03 per basic and diluted share) in the first nine months of 2005. These increases were due to substantially higher production and crude oil sales prices, partially offset by higher royalties, production expenses and depletion, depreciation and accretion expense.

Funds Flow from Operations

The Company's funds flow from operations increased by 207 percent to $8.2 million in the third quarter of 2006 from $2.7 million in the third quarter of 2005. On a basic and diluted per share basis, funds flow from operations increased by 200 percent to $0.09 from $0.03 in the same period in 2005. Funds flow from operations increased by 257 percent to $22.0 million in the first nine months of 2006 compared to $6.2 million in the first nine months of 2005. On a basic and per diluted share basis, funds flow from operations increased by 225 percent to $0.26 in the first nine months of 2006 from $0.08 in the first nine months of 2005. These increases in the 2006 periods are primarily a result of higher production and realized oil sales prices.

Capital Expenditures

Capital expenditures totalled $21.7 million in the third quarter of 2006 compared to $4.2 million in the third quarter of 2005. On a year to date basis, capital expenditures totalled $49.7 million in the first nine months of 2006 compared to $12.6 million in the first nine months of 2005. In the three and nine month periods ended September 30, 2006 the expenditures related to drilling and workovers at Orito, first phase work commitments including acquiring and evaluating seismic data on the Company's exploration blocks, and workovers at Neiva.

SUMMARY OF QUARTERLY RESULTS

	2006 [1]			2005 [1]				2004 [1]
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Financial (US$000s except where noted)								
Crude oil revenue	**12,818**	13,581	6,239	3,932	4,953	3,921	3,865	4,045
Funds flow from operations [2]	**8,202**	10,479	3,363	1,838	2,668	1,728	1,786	2,281
Per share – basic and diluted ($) [3]	**0.09**	0.13	0.04	0.02	0.03	0.02	0.02	0.03
Net income	**4,252**	6,462	1,407	257	1,182	386	428	823
Per share – basic and diluted ($) [3]	**0.04**	0.08	0.02	0.00	0.01	0.00	0.01	0.01
Capital expenditures	**21,696**	9,110	18,942	19,605	4,216	4,389	3,996	3,311
Operations								
Operating netback (US$/bbl)								
Crude oil sales price	**57.57**	57.14	51.12	44.75	50.17	42.08	40.06	38.07
Royalties	**4.60**	4.61	4.09	3.59	4.01	3.37	3.21	3.05
Production expenses	**6.97**	5.59	8.36	8.59	7.84	8.11	6.89	5.81
Operating netback	**46.00**	46.94	38.67	32.57	38.32	30.60	29.96	29.21
Average daily crude oil production (bbls)	**2,420**	2,612	1,356	955	1,073	1,024	1,072	1,155

(1) Amounts in the periods ending on or before June 30, 2006 have been translated and restated in US$ from the previously reported Canadian dollar amounts. See "Change in Accounting Policy".

(2) Calculated based on cash flow from operations before changes in non-cash working capital.

(3) Assumed weighted average number of basic and diluted shares totalled 78,999,900 prior to incorporation on April 20, 2006. See "Formation of the Company".

Significant factors influencing quarterly results are:

- Late in the first quarter of 2006, the Company completed the Orito-117 and 118 wells, resulting in a significant increase in production.
- Production increases have resulted in a significant decrease in per barrel operating and general and administrative costs in 2006.
- Historically high world crude oil prices over the past two years.

Outstanding Share Data

The number of outstanding shares of Petrominerales as at November 10, 2006 remains unchanged from September 30, 2006 at 95.0 million.

Commitments

The Company has committed to various work programs pursuant to its exploration contracts. These commitments are expected to total approximately $22.6 million before June 30, 2008 and represent normal course exploration expenditures including acquiring and evaluating seismic data and drilling exploration wells. The Company has also secured two drilling rigs for 18 and 16-month terms (starting June 2006 and December 2006, respectively), which are expected to cost $22.0 million over their combined contract terms. Securing these rigs provides the Company with guaranteed access to the equipment required to implement the planned exploration program during the winter dry season in the Llanos Basin and also facilitates the Company's Orito development drilling program.

The following is a summary of the Company's remaining contractual commitments at September 30, 2006:

Type of Obligation ($000s)	Total	< 1 Year	1-3 Years
Exploration contracts and TEAs	22,600	16,600	6,000
Drilling rigs [1]	22,000	17,000	5,000
Total	44,600	33,600	11,000

[1] The contracted drilling rigs will be used to satisfy a portion of the commitments on the exploration contracts.

Liquidity and Capital Resources

At September 30, 2006 the Company had no debt and net working capital of $28.3 million, including cash and cash equivalents of $38.7 million.

The Company has an operating line of credit with a borrowing capacity of seven billion Colombian Pesos (approximately $3.1 million) less letters of credit outstanding resulting in available borrowing capacity of approximately $0.3 million. The Company can borrow at the fixed term deposit rate set by the Central Bank of Colombia plus six percent per annum.

The Company obtained a commitment letter in April 2006 from an international bank for a $50 million revolving credit facility with an initial $25 million borrowing base. The facility bears interest at a rate equal to the LIBOR (London Interbank Offered Rate) plus three percent per annum and is subject to standard closing conditions.

Transactions with Related Parties

Petrominerales Colombia Ltd. maintains a Technical Services Agreement with the Company's indirect parent company, Petrobank, for items such as geological, geophysical, and engineering services provided. All charges are based on cost plus a marginal administrative fee, no more than five percent. These costs totalled $0.7 million for the three-month period (2005 – $0.5 million) and $1.6 million for the nine-month period ended September 30, 2006 (2005 – $1.0 million). Of these costs, $0.5 million for the three-month period and $1.3 million for the nine-month period ended September 30, 2006 (2005 – $0.3 million and $0.4 million, respectively) were capitalized while the remainder was recorded as general and administrative expense.

The Company pays Petrobank a monthly fee of $75,000 pursuant to a Management Services Agreement made effective May 1, 2006. Costs under this agreement totalled $0.2 million for the three-month period and $0.5 million for the nine-month period ended September 30, 2006, and was recorded as general and administrative expense.

Change in Accounting Policy

Change in Reporting Currency

On July 1, 2006, the Company changed its reporting currency from Canadian dollars to United States dollars, as the United States dollar is more appropriate for the Company's investors and other users of the financial statements. In making this change in reporting currency, the Company has followed recommendations of the Emerging Issues Committee ("EIC") of the Canadian Institute of Chartered Accountants ("CICA"), set out in EIC-130, *"Translation Method When Reporting Currency Differs From The Measurement Currency Or There Is A Change In The Reporting Currency"*.

Financial Statements for all periods presented have been translated from Canadian dollars into United States dollars using the current rate method, based on EIC-130 recommendations. Using this method, all consolidated assets and liabilities have been translated using the exchange rate at the balance sheet dates, while shareholders' equity has been translated using the historical rates of exchange in effect on the dates of the corresponding transactions. The consolidated statements of operations and retained earnings and consolidated statements of cash flow have been translated using the prevailing average exchange rates for the period, except for financing transactions which have been translated using the historical rates of exchange. Any resulting exchange differences due to this translation are included in shareholders' equity as cumulative translation adjustment. The consolidated financial statements reflect a cumulative translation adjustment and a corresponding increase in capital assets of $16.0 million as at September 30, 2006. All comparative financial information being presented has been restated to reflect the Company's financial statements as if they have been historically reported in United States dollars.

Outlook

In addition to the plans discussed in this MD&A, please see the third quarter 2006 Report to Shareholders.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following Management's Discussion and Analysis ("MD&A") is dated August 10, 2006 and should be read in conjunction with the unaudited consolidated financial statements and accompanying notes of Petrominerales Ltd. ("Petrominerales" or the "Company") as at and for the three and six-month periods ended June 30, 2006, the audited consolidated financial statements and accompanying notes and MD&A of Petrominerales Colombia Ltd. for the year ended December 31, 2005. Readers are also encouraged to read the Company's Final Long Form Prospectus dated June 13, 2006 in conjunction with this MD&A. Additional information for the Company can be found on SEDAR at www.sedar.com or at www.petrominerales.com. In addition to historical information, the MD&A contains forward-looking statements that are generally identifiable as any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events of performance (often, but not always, through the use of words or phrases such as "will likely result," "expected," "is anticipated," "believes," "estimated," "intends," "plans," "projection" and "outlook") are not historical facts and may be forward-looking and may involve estimates, assumptions and uncertainties which could cause actual results or outcomes to differ materially from those expressed in such forward-looking statements. Actual results achieved during the forecast period will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors. Such factors include, but are not limited to: general economic, market and business conditions; fluctuations in oil and gas prices; the results of exploration and development of drilling and related activities; fluctuation in foreign currency exchange rates; the uncertainty of reserve estimates; changes in environmental and other regulations; risks associated with oil and gas operations and other factors, many of which are beyond the control of the Company. Accordingly, there is no representation by Petrominerales that actual results achieved during the forecast period will be the same in whole or in part as those forecast. Further, any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events, except as required by applicable securities laws.

This report contains financial terms that are not considered measures under Canadian generally accepted accounting principles ("GAAP"), such as funds flow from operations, funds flow per share, and operating netback. These measures are commonly utilized in the oil and gas industry and are considered informative for our shareholders. Specifically, funds flow from operations and funds flow per share reflect cash generated from operating activities before changes in other non-cash working capital. These measures are considered important as they demonstrate the Company's ability to generate sufficient cash to fund future growth opportunities. All amounts are in Canadian dollars, unless otherwise stated.

Formation of the Company

Petrominerales was incorporated in the Bahamas on April 20, 2006 as a wholly owned subsidiary of Petro International Ltd., which in turn is a wholly owned subsidiary of Petrobank Energy and Resources Ltd. ("Petrobank"), for the purpose of acquiring all of the issued and outstanding common shares of Petrominerales Colombia Ltd., previously a wholly owned subsidiary of Petro International Ltd., in connection with the initial public offering of the common shares of the Company (the "IPO"). The Company acquired all of the issued and outstanding common shares of Petrominerales Colombia Ltd. from Petro International Ltd. in exchange for 78,999,900 common shares of the Company. The acquisition of Petrominerales Colombia Ltd. by the Company is a non-arms length transaction and as such has been recorded by the Company at carrying value. The Company's financial statements presented for comparative purposes reflect the financial position, results of operations and cash flows as if the Company had been combined with Petrominerales Colombia Ltd. since inception.

On June 29, 2006, the Company completed the IPO issuing 16 million new common shares from treasury for total gross proceeds of $60 million (approximately $55.8 million net of costs).

Revenue

In the second quarter of 2006, crude oil revenue before royalties more than tripled to $15.2 million from $4.9 million in the second quarter of 2005. Related oil production in the second quarter of 2006 increased by 155 percent from the second quarter of 2005 levels to 2,612 barrels per day ("bpd"), while the average sales price increased by 22 percent over the second quarter of 2005 to $64.05 per barrel. On a year to date basis, revenue increased by 133 percent to $22.4 million in 2006 from $9.6 million in the same period in 2005. Related production in the first six months of 2006 increased by 90 percent to 1,988 bpd compared to 1,048 bpd in the first six months of 2005 while the average sales price increased by 23 percent to $62.33 per barrel from $50.70 per barrel received in the first six months of 2005.

Average Daily Crude Oil Production

Crude oil production increased by 155 percent to 2,612 bpd in the second quarter of 2006 from 1,024 bpd averaged in the second quarter of 2005. Production in the first six months of 2006 increased by 90 percent to 1,988 bpd compared to 1,048 bpd in the same period of 2005. The significant production increase is due mainly to the completion of the Orito-117 and 118 wells late in the first quarter of 2006 that were on production for the entire second quarter.

Average Benchmark Prices and US$ Exchange Rate

	Three months ended June 30,		Six months ended June 30,	
	2006	2005	**2006**	2005
WTI crude oil (US$/bbl)	**70.72**	53.17	**67.13**	51.66
WTI crude oil (Cdn$/bbl)	**79.29**	66.14	**76.32**	63.81
US$/Cdn$ exchange rate	**0.89**	0.80	**0.88**	0.81

Increases in U.S. dollar-denominated benchmark crude oil prices were partially offset by the appreciation of the Canadian dollar.

Realized Prices

Oil sales prices in Colombia averaged US$57.12 per barrel in the second quarter, representing a US$13.60 per barrel (19% of WTI) discount to WTI compared to a discount of US$11.11 per barrel (21% of WTI) in the second quarter of 2005. On a year to date basis, sales prices averaged US$54.78 per barrel in the first six months of 2006, representing a US$12.35 per barrel discount (18% of WTI) compared to an average price of US$41.04 per barrel in the first six months of 2005, representing a discount of US$10.62 per barrel (21% of WTI). The discounts to WTI decreased as an increased percentage of production is coming from higher quality Orito oil.

Royalties

Royalties are fixed at a rate of eight percent until the Company's net production per field exceeds 5,000 bpd. Due to the fixed royalty rate, royalty expense increased in proportion with revenue to $1.2 million in the second quarter of 2006 from $0.4 million in the second quarter of 2005, and to $1.8 million in the first six months of 2006 from $0.8 million in the first six months of 2005.

Production Expenses

Production expenses increased to $1.5 million ($6.26 per barrel) in the second quarter of 2006 compared to $0.9 million ($10.09 per barrel) in the second quarter of 2005, and increased to $2.7 million ($7.41 per barrel) in the first six months of 2006 compared to $1.8 million ($9.26 per barrel) in the first six months of 2005. Ecopetrol, the state oil company and the Company's partner, is responsible for primary production operations at Orito and Neiva at a cost (subject to annual inflation and currency adjustments) of US$4.14 per barrel and US$2.25 per barrel, respectively. The Company's remaining production expenses are primarily fixed which results in lower production costs per barrel as production increases.

General and Administrative Expenses

General and administrative expenses increased by 10 percent in the second quarter to $1.0 million from $0.9 million in the second quarter of 2005 and to $2.0 million in the first six months of 2006 from $1.8 million in the first six months of 2005. The increases were primarily due to costs associated with operating a publicly owned entity.

Stock-Based Compensation Expenses

Stock-based compensation expenses totaled $0.2 million in the second quarter of 2006 relating to stock options granted in connection with the IPO. The calculation of this non-cash expense is determined based on the fair value of stock options granted amortized over the vesting period of the option. Stock options were initially granted at the IPO price of $3.75 per common share.

Foreign Exchange Loss (Gain)

The Company recorded a foreign exchange gain of $1.0 million in the second quarter of 2006. The gain was generated mainly due to U.S. dollar and Colombian Peso denominated working capital balances combined with an appreciation of the Canadian dollar.

Depletion, Depreciation and Accretion

Depletion, depreciation and accretion expense increased to $4.3 million ($18.29 per barrel) in the second quarter of 2006 from $1.7 million ($17.91 per barrel) in the second quarter of 2005 and in the first six months of 2006 increased to $6.6 million ($18.36 per barrel) from $3.3 million ($17.58 per barrel) in the first six months of 2005.

Taxes

The Company recorded a $0.6 million income tax expense in the second quarter of 2006 compared to $0.5 million in the same period in 2005, and a $1.1 million expense in the first six months of 2006 compared to $0.8 million in the first six months of 2005. Taxes primarily consist of presumptive income taxes in Colombia that are based on equity capitalization levels. Presumptive income taxes paid in excess of ordinary income taxes owing can be recovered against income taxes payable in future periods and can be carried forward for five years. An external reserve evaluation effective March 31, 2006 anticipates an ordinary cash income tax liability commencing in 2007. Petrominerales estimates the tax liability may be delayed until at least 2008 due to additional exploration expenditures which are deductible for tax purposes and are not reflected in the external reserve evaluation.

Net Income

Net income in the second quarter increased by 1,406 percent to $7.2 million ($0.09 per basic and diluted share) compared to $0.5 million ($0.01 per basic and diluted share) in the second quarter of 2005. Net income in the first six months of 2006 increased by 782 percent to $8.9 million ($0.11 per basis and diluted share) compared to $1.0 million ($0.01 per basic and diluted share) in the first six months of 2005. These increases were due to substantially higher production and crude oil sales prices, partially offset by higher royalties, production expenses and depletion, depreciation and accretion expense.

Funds Flow From Operations

The Company's funds flow from operations increased by 446 percent to $11.7 million in the second quarter of 2006 from $2.2 million in the second quarter of 2005. On a basic and diluted per share basis, funds flow from operations increased by 400 percent to $0.15 from $0.03 in the same period in 2005. Funds flow from operations increased by 260 percent to $15.6 million in the first six months of 2006 compared to $4.3 million in the first six months of 2005. On a basic and per diluted share basis, funds flow from operations increased by 300 percent to $0.20 in the first six months of 2006 from $0.05 in the first six months of 2005. These increases in the 2006 periods are primarily a result of higher production and realized oil sales prices combined with operating efficiencies.

Capital Expenditures

Capital expenditures totaled $10.2 million in the second quarter of 2006 compared to $5.5 million in the second quarter of 2005. On a year to date basis, capital expenditures totaled $32.1 million in the first six months of 2006 compared to $10.4 million in the first six months of 2005. In the three and six month periods ended June 30, 2006 the expenditures related to drilling and workovers at Orito and first phase work commitments on the Company's exploration blocks.

SUMMARY OF QUARTERLY RESULTS

	2006		2005				2004	
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Financial ($000s except where noted)								
Crude oil revenue	**15,225**	7,204	4,613	5,947	4,877	4,740	4,934	5,506
Funds flow from operations	**11,746**	3,883	2,157	3,204	2,150	2,190	2,783	2,918
Per share – basic and diluted ($) [1]	**0.15**	0.05	0.03	0.04	0.03	0.03	0.04	0.04
Net income	**7,244**	1,625	302	1,420	481	524	1,005	445
Per share – basic and diluted ($) [1]	**0.09**	0.02	0.00	0.02	0.01	0.01	0.01	0.01
Capital expenditures	**10,213**	21,871	23,001	5,063	5,459	4,901	4,039	1,632
Operations								
Operating netback ($/bbl)								
Crude oil sales price	**64.05**	59.03	52.50	60.24	52.34	49.13	46.45	48.69
Royalties	**5.17**	4.72	4.20	4.82	4.19	3.93	3.71	3.96
Production expenses	**6.26**	9.66	10.08	9.41	10.09	8.46	7.08	7.10
Operating netback	**52.62**	44.65	38.22	46.01	38.06	36.74	35.66	37.63
Average daily crude oil production (bbls)	**2,612**	1,356	955	1,073	1,024	1,072	1,155	1,229

(1) Assumed weighted average number of basic and diluted shares totaled 78,999,900 prior to incorporation on April 20, 2006. See "Formation of the Company".

Significant factors influencing quarterly results are:

- Late in the first quarter of 2006, the Company completed the Orito-117 and 118 wells, resulting in production increases to 1,356 bpd in the first quarter of 2006 and to 2,612 bpd in the second quarter of 2006.
- Production increases have resulted in a significant decrease in per barrel operating and general and administrative costs in 2006.
- A trend of increasing world crude oil prices over the past two years.

Outstanding Share Data

The number of outstanding shares of Petrominerales as at August 10, 2006 remains unchanged from June 30, 2006 at 95 million.

Commitments

The Company has committed to various work programs pursuant to its exploration contracts. These commitments are expected to total approximately US$11 million before June 30, 2007 and represent normal course exploration expenditures including acquiring and evaluating seismic data and drilling exploration wells. The Company has also secured two drilling rigs for 16 and 18-month terms, respectively, which are expected to cost an additional US$25 million over their combined contract terms. Securing these rigs provides the Company with guaranteed access to the equipment required to implement the planned exploration program during the winter dry season in the Llanos Basin and also facilitates the Company's Orito development drilling program that started with the Orito-119 well in June 2006.

Petrominerales plans to fund these commitments with existing cash balances, funds flow from operations, and available credit facilities.

The following is a summary of the estimated costs required to fulfill the Company's remaining contractual commitments as at June 30, 2006:

Type of Obligation (US$000s)	Total	< 1 Year	1-3 Years
Exploration contracts and TEAs	11,000	11,000	-
Drilling rigs	25,000	21,500	3,500
Total	36,000	32,500	3,500

Liquidity and Capital Resources

At June 30, 2006 the Company had no debt and net working capital of $46.9 million, including cash and cash equivalents of $48.4 million.

Possible sources of funds available to Petrominerales include the following:

- Funds flow from operations, which is expected to continue increasing with increases in production.
- The Company has an operating line of credit with a borrowing capacity of five billion Colombian Pesos (approximately US$2 million) less letters of credit outstanding resulting in available borrowing capacity as at June 30, 2006 of approximately US$0.9 million. The Company can borrow at the fixed term deposit rate set by the Central Bank of Colombia plus six percent per annum.

- The Company obtained a commitment letter in April 2006 from an international bank for a US$50 million revolving credit facility with an initial $25 million borrowing base. The facility bears interest at a rate equal to the LIBOR (London Interbank Offered Rate) plus three percent per annum and is subject to standard closing conditions.
- The Company could raise funds through the issuance of additional common shares.
- Petrominerales may sell producing or non-producing assets to raise funds in the short term. Incremental cash resources generated as a result would be reduced by any resulting decreases in future cash flows and any required debt payments.
- An alternative financing vehicle is pre-export financing or a pre-sale of a portion of future crude oil production in Colombia. Petrominerales' contracts with Ecopetrol on the Orito and Neiva fields specifically permit the export of crude oil and there is no requirement for such proceeds to be remitted to Colombia.
- The Company will satisfy ongoing working capital requirements with funds flow from operations, cash and available credit facilities.

Petrominerales does not anticipate cash flows to exceed capital expenditures over the next 12 to 24 months. Currently, there are no legal restrictions on repatriating funds to the Bahamas or to shareholders once excess net cash flows are achieved.

Risks and Uncertainties

Petrominerales is exposed to a variety of risks, including but not limited to competitive, operational, political, environmental, and financial.

The oil and gas industry is intensely competitive. Competition is particularly intense in the acquisition of prospective oil properties and oil and gas reserves. Petrominerales' competitive position depends on its geological, geophysical and engineering expertise, its financial resources, its ability to develop its properties and its ability to select, acquire and develop proved reserves. Petrominerales competes with a substantial number of other companies having larger technical staffs and greater financial and operational resources. Many such companies not only engage in the acquisition, exploration, development and production of oil reserves, but also carry on refining operations and market refined products. Petrominerales also competes with major and independent oil companies and other industries supplying energy and fuel in the marketing and sale of oil to transporters, distributors and end users, including industrial, commercial and individual consumers. Petrominerales also competes with other oil companies in attempting to secure drilling rigs and other equipment necessary for drilling and completion of wells. Such equipment may be in short supply from time to time, and has been in particularly short supply recently due to the increase in the market price of oil. In addition, equipment and other materials necessary to construct production and transmission facilities may be in short supply from time to time. Finally, companies not previously investing in oil may choose to acquire reserves to establish a firm supply or simply as an investment. Such companies will also provide competition for Petrominerales.

Petrominerales is exposed to a number of operational risks inherent in the industry including accidents, well blowouts, uncontrolled flows, and environmental risks. Operational risks are managed using prudent field operating procedures. The Company has a detailed emergency response plan to deal with potential incidents and maintains a comprehensive insurance program to reduce the risk of significant economic loss; however, not all risks can be eliminated. Losses resulting from the occurrence of these risks could have a material adverse impact on the Company's operations.

Petrominerales currently has operations in Colombia and from time to time may evaluate additional projects internationally. To help mitigate the risks associated with operating in foreign jurisdictions, the Company seeks to operate in regions where the petroleum industry is a key component of the economy. Petrominerales believes that management's experience operating both domestically and internationally helps

reduce these risks. Some countries in which the Company may operate may be considered politically and economically unstable. In Colombia, the government has a long history of democracy and an established legal framework that, in Petrominerales' opinion, minimize political risks.

Colombia has a publicized history of security problems associated with certain narco-terrorist groups. The Company and its personnel are subject to these risks, but through effective security and social programs, Petrominerales believes these risks can be effectively managed. It is difficult to obtain insurance coverage to protect against terrorist incidents and as a result the Company's insurance program excludes this coverage. Consequently, incidents like this in the future could have a material adverse impact on the Company's operations.

The Company is subject to extensive governmental and environmental regulations in its operating jurisdictions. Changes to these regulations could increase the costs of conducting business in these jurisdictions. Environmental risks inherent in the oil and gas industry are subject to increasingly stringent legislation and regulation. The Company operates in accordance with all relevant environmental legislation and strives to minimize the environmental impact of its operations by providing for safety and environmental issues in all of its business plans.

The Company is exposed to normal financial risks inherent within the oil and gas industry, including commodity price risk, exchange rate risk, interest rate risk and credit risk. The Company conducts its operations in a manner intended to minimize exposure to these risks as described in Note 9 to the unaudited consolidated financial statements of the Company as at and for the three and six months ended June 30, 2006.

Crude oil prices are the Company's most significant financial risk. Crude oil prices are influenced by global supply and demand, OPEC policy, and worldwide political events. Fluctuations in crude oil prices not only affect the Company's cash flows, but may also result in changes to the borrowing capacity under the Company's proposed credit facility. Management believes it is neither appropriate nor possible to eliminate 100 percent of the Company's exposure to fluctuations in crude oil prices. The Company monitors market conditions and may selectively utilize derivative instruments to reduce exposure to crude oil price movements.

To the extent revenues and expenditures denominated in or strongly linked to the U.S. dollar are not equivalent, the Company is exposed to exchange rate risk. The Company is exposed to the extent U.S. dollar revenues do not equal U.S. dollar expenditures. The Company is not currently using exchange rate derivatives to manage exchange rate risks.

Petrominerales is exposed to fluctuations in short-term interest rates on amounts drawn under its Colombian Peso based bank facility, as well as any future floating rate debt. The Company has not hedged these rates given the need to remain flexible in borrowing and repaying outstanding balances, if any. The Company does not currently have any debt outstanding.

Sensitivities

The Company's earnings and cash flow are sensitive to changes in the price of crude oil and exchange rates.

The following factors demonstrate the expected impact on annualized cash flow:

Change of:		**(millions)**
Crude oil	US$1.00/bbl WTI reference price (assuming 3,000 bpd)	**$1.1**
	100 bpd of production @ US$65/bbl WTI	**$1.9**
Currency	$0.01 in Cdn$/US$ exchange rate	**$0.7**

Transactions with Related Parties

Petrominerales Colombia Ltd. maintains a Technical Services Agreement with the Company's indirect parent company, Petrobank, for items such as geological, geophysical, and engineering services provided. All charges are based on cost plus a marginal administrative fee, no more than five percent. These costs totaled $0.6 million for the three-month period ended June 30, 2006 (2005 – $0.2 million) and $1.0 million for the six-month period ended June 30, 2006 (2005 – $0.5 million). Of these costs, $0.5 million for the three-month period ended June 30, 2006 and $0.8 million for the six-month period ended June 30, 2006 (2005 – $0.1 million and $0.2 million, respectively) were capitalized while the remainder was recorded as general and administrative expense.

The Company entered into a Management Services Agreement effective May 1, 2006 providing for, among other services, the services of the Company's President and Chief Executive Officer and its Chief Financial Officer. Under the Management Services Agreement, Petrobank also provides corporate, administrative, financial, treasury, accounting, information technology and human resources support to Petrominerales. The Management Services Agreement requires that Petrominerales pay Petrobank a monthly fee of $75,000 for such services. The cost totaled $0.2 million and was recorded as general and administrative expense for the three-month period ended June 30, 2006.

The Company repaid an outstanding loan to Petrobank on June 29, 2006 using a portion of the proceeds from the IPO. The loan was only available from April 1, 2006 until the closing of the IPO and the outstanding balance ranged from nil to $8.6 million. Total interest expense was $0.1 million.

The Company has entered into a Technology Use Agreement, Option Agreement and Joint Operating Agreement with a wholly owned subsidiary of Petrobank. Under the terms of the Technology Use Agreement, Petrominerales has the right to use the THAI™ technology, know how and any improvements or enhancements, in heavy oil opportunities in Colombia, subject to a licensing fee equal to 10 percent of gross production. Under the terms of the Option Agreement, Petrobank's subsidiary will have the right to acquire a working interest of between 10 and 50 percent in any Petrominerales heavy oil project using the THAI™ technology. Upon electing a working interest in a project, Petrobank's subsidiary can also elect to be the operator of the project, which would then be governed by the Joint Operating Agreement and would share the actual costs on a pro rata basis.

Critical Accounting Policies and Estimates

The Company's financial statements are prepared in accordance with Canadian GAAP, which require management to make judgments, estimates and assumptions, which may have a significant impact on the financial statements. A summary of the Company's significant accounting policies can be found in Note 2 to the unaudited consolidated financial statements as at and for the three and six-month periods ended June 30, 2006. The following is a discussion of those accounting policies and estimates that are considered critical in the determination of the Company's financial results.

Capital Assets — Full Cost Accounting

The Company follows the full cost method of accounting and alternatively, could follow the successful efforts method of accounting whereby all costs related to non-productive wells are expensed in the period in which they are incurred.

Under the full cost method of accounting, capitalized costs are subject to a country-by-country cost centre impairment test. Under the successful efforts method of accounting, the costs are aggregated on a property-by-property basis and the carrying value of each property is subject to an impairment test. These policies may result in a different carrying value for capital assets and a different net income. The full cost method is the method most commonly followed by Petrominerales' peer group of companies.

Under full cost accounting, a limit is placed on the carrying value of the net capitalized costs in each cost centre in order to test impairment. Impairment exists when the carrying value of developed properties of a cost centre exceeds the estimated undiscounted future net cash flows associated with the cost centre's proved reserves. Costs relating to undeveloped properties are subject to individual impairment assessments until it can be determined whether or not proved reserves exist. If impairment is determined to exist, the costs carried on the balance sheet in excess of the discounted future net cash flows associated with the cost centre's proved plus probable reserves are charged to income.

Reserve Estimates

Reserve estimates can have a significant impact on net income and the carrying value of capital assets. The process of estimating reserves requires significant judgment based on available geological, geophysical, engineering, and economic data, projected rates of production, estimated commodity price forecasts and the timing of future expenditures, all of which are subject to interpretation and uncertainty. Reserve estimates impact net income through depletion expense and the application of impairment tests. Revisions or changes in reserve estimates can have either a positive or a negative impact on net income and can impact the carrying amount of capital assets.

Creditors may also use reserve estimates to assess the allowable borrowing base under secured credit facilities. Changes to the reserve estimates can result in borrowing base increases or decreases, which could impact the Company's financial position.

Regulatory Policies

Certification of Disclosures in Annual and Interim Filings

The Company is required to issue a "Modified Certification of Annual Filings during Transition Period" ("Modified Certification") in accordance with Multilateral Instrument 52-109, "Certification of Disclosures in Issuers' Annual and Interim Filings". The Modified Certification requires certifying officers to state that they are responsible for establishing and maintaining disclosure controls and procedures as such, have designed such procedures and evaluated their effectiveness as of the end of the periods covered by these interim filings. Management believes the disclosure controls and procedures provides a reasonable level of assurance that information required to be disclosed by the Company in these interim filings, is recorded, processed, summarized and reported within the time periods specified and the controls and procedures are designed to ensure the information required to be disclosed by the Company is accumulated and communicated to Petrominerales' management, including its chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

Outlook

In addition to the plans discussed in this MD&A, please see the second quarter 2006 Report to Shareholders.

Form 52-109F2
Certification of Interim Filings

I, John D. Wright, President, Chief Executive Officer and a Director of Petrominerales Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Petrominerales Ltd., (the "Issuer") for the interim period ending March 31, 2007.

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

4. The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the Issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer's GAAP; and

5. I have caused the Issuer to disclose in the interim MD&A any change in the Issuer's internal control over financial reporting that occurred during the Issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the Issuer's internal control over financial reporting.

Date: **May 8, 2007**

John D. Wright,
President, Chief Executive Officer and a Director


RECEIVED

Form 52-109F2
Certification of Interim Filings

I, Corey C. Ruttan, Chief Financial Officer of Petrominerales Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Petrominerales Ltd., (the "Issuer") for the interim period ending March 31, 2007.

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

4. The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the Issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer's GAAP; and

5. I have caused the Issuer to disclose in the interim MD&A any change in the Issuer's internal control over financial reporting that occurred during the Issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the Issuer's internal control over financial reporting.

Date: **May 8, 2007**

Corey C. Ruttan,
Chief Financial Officer

Form 52-109F1 – Certification of Annual Filings

I, John D. Wright, President and Chief Executive Officer of Petrominerales Ltd., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Petrominerales Ltd., (the issuer) for the period ending December 31, 2006;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

   (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: March 30, 2007

(signed) "John D. Wright"

John D. Wright
President and Chief Executive Officer
Petrominerales Ltd.



Form 52-109F1 – Certification of Annual Filings

I, Corey C. Ruttan, Vice President Finance and Chief Financial Officer of Petrominerales Ltd., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Petrominerales Ltd., (the issuer) for the period ending December 31, 2006;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

   (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: March 30, 2007

(signed) "Corey C. Ruttan"

Corey C. Ruttan
Vice President Finance and Chief Financial Officer
Petrominerales Ltd.

Form 52-109F2 – Certification of Interim Filings

I, John D. Wright, President and Chief Executive Officer of Petrominerales Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Petrominerales Ltd., (the issuer) for the interim period ending September 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: November 13, 2006

signed "John D. Wright"
John D. Wright
President and Chief Executive Officer

Form 52-109F2 – Certification of Interim Filings

I, John D. Wright, President and Chief Executive Officer of Petrominerales Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Petrominerales Ltd., (the issuer) for the interim period ending June 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: August 10, 2006

signed "John D. Wright"
John D. Wright
President and Chief Executive Officer

Form 52-109F2 – Certification of Interim Filings

I, Corey C. Ruttan, Vice President Finance and Chief Financial Officer of Petrominerales Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Petrominerales Ltd., (the issuer) for the interim period ending September 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: November 13, 2006

signed "Corey C. Ruttan"
Corey C. Ruttan
Vice President Finance and Chief Financial Officer

Form 52-109F2 – Certification of Interim Filings

I, Corey C. Ruttan, Vice President Finance and Chief Financial Officer of Petrominerales Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Petrominerales Ltd., (the issuer) for the interim period ending June 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: August 10, 2006

signed "Corey C. Ruttan"
Corey C. Ruttan
Vice President Finance and Chief Financial Officer

UNDERWRITING AGREEMENT

August 28, 2007

Petrominerales Ltd.
Calle 114 No. 9-45
Torre B Oficina 1506
Bogotá, Columbia

Attention: Mr. John D. Wright
President and Chief Executive Officer

- and to –

Petrobank Energy and Resources Ltd.
2600, 240 – 4th Avenue S.W.
Calgary, Alberta
T2P 4H4

Attention: Mr. John D. Wright
President and Chief Executive Officer

Dear Sirs:

Haywood Securities Inc. (the "**Lead Underwriter**"), Fraser Mackenzie Ltd., TD Securities Inc., FirstEnergy Capital Corp., RBC Dominion Securities Inc., GMP Securities L.P. and Scotia Capital Inc. (collectively, the "**Underwriters**" and individually an "**Underwriter**") understand that Petrominerales Ltd. (the "**Corporation**") proposes to issue and sell to the Underwriters 4,400,000 common shares of the Corporation (the "**Firm Shares**") and will prepare and file all documents necessary to qualify the Firm Shares for distribution in each of the Qualifying Jurisdictions (as defined herein).

Upon and subject to the terms and conditions contained in this agreement, the Underwriters hereby severally and not jointly agree to purchase from the Corporation in the respective percentages set out in Section 19.1 of this agreement, and the Corporation hereby agrees to sell to the Underwriters, all but not less than all of the Firm Shares, at the purchase price of $12.05 per Firm Share, being an aggregate purchase price of $53,020,000.

In consideration of the agreement of the Underwriters to purchase the Firm Shares pursuant to the Prospectus (as defined herein), the Corporation agrees to pay or cause to be paid to the Underwriters, at the Time of Closing, an aggregate fee of $2,385,900, being a fee equal to 4.5% (exclusive of federal goods and services tax, if applicable) of the aggregate purchase price for the Firm Shares, or $0.54225 per Firm Share, provided that no fee shall be payable in respect of any Firm Shares purchased by a director, officer or employee of the Corporation.

The Corporation hereby grants to the Underwriters an option (the "**Over-Allotment Option**") to purchase from the Corporation, at the Underwriters' election, up to that number of additional common shares equal to the lesser of: (i) the Underwriters' "over-allocation position" (as defined in Section 7.2 of National Instrument 44-101) determined as at the closing date; and (ii) 15% of the number of Firm Shares sold pursuant to this agreement (the "**Over-Allotment Option Shares**"). The Underwriters may exercise

the Over-Allotment Option, in whole or in part, at any time prior to 4:00 p.m. (Calgary time) on the date that is seven days after the Closing Date for the purpose of covering over-allotments, if any, and for market stabilization purposes, by written notice to the Corporation setting forth the number of Over-Allotment Option Shares to be purchased. In the event and to the extent that the Underwriters exercise the Over-Allotment Option, subject to the terms and conditions hereof, the Underwriters hereby severally, and not jointly, agree to purchase from the Corporation the number of Over-Allotment Option Shares as to which Over-Allotment Option shall have been exercised in the respective percentages set forth in Section 19.1 hereof, and the Corporation hereby agrees to issue and sell such number of Over-Allotment Option Shares to the Underwriters at the purchase price of $12.05 per Over-Allotment Option Share. The Corporation shall pay or cause to be paid to the Underwriters, at the Additional Closing Time (as defined herein) a fee equal to 4.5% (exclusive of federal goods and services tax, if applicable) of the aggregate purchase price for the Over-Allotment Option Shares sold hereunder, or $0.54225 per Over-Allotment Option Share.

Terms and Conditions

The following are additional terms and conditions of this agreement among the Corporation and the Underwriters.

1. Definitions.

In addition to the terms defined above, where used in this agreement, the following terms will have the following meanings, respectively:

1.1 "**Additional Closing Date**" and "**Additional Closing Time**" have the meanings ascribed thereto in Section 10.2 of this agreement..

1.2 "**affiliate**" has the meaning set forth in Section 1.2 of National Instrument 45-106 of the Canadian Securities Administrators as constituted at the date of this agreement;

1.3 "**Archon**" means Archon Technologies Ltd., a wholly owned subsidiary of Petrobank;

1.4 "**ATI**" means Archon Technologies International Ltd., an indirect wholly-owned subsidiary of Petrobank;

1.5 "**business day**" means any day other than a Saturday, Sunday or any other day in Alberta on which banks are generally not open for business in Calgary, Alberta;

1.6 "**Claim**" has the meaning given to that term in Section 13.1 of this agreement;

1.7 "**Closing**" has the meaning given to that term in Section 10.1 of this agreement;

1.8 "**Closing Date**" means September 13, 2007 or any earlier or later date as may be agreed to in writing by the Corporation and the Underwriters, each acting reasonably, but will in any event not be later than September 28, 2007;

1.9 "**common shares**" means the common shares in the capital of the Corporation and includes the Offered Shares where appropriate in the context;

1.10 **"Credit Facilities Agreement"** means the credit agreement dated December 20, 2006, as amended by a first amendment dated June 5, 2007, between the Corporation and Standard Bank PLC pursuant to which the Corporation's US$100 million credit facility is made available;

1.11 **"D&M"** means DeGolyer and MacNaughton, independent oil and gas reservoir engineers;

1.12 **"D&M Report"** means the independent engineering evaluation of the Corporation's crude oil reserves, prepared by D&M dated February 20, 2007 and effective December 31, 2006;

1.13 **"distribution"** means a distribution or a distribution to the public, as the case may be, for the purposes of the Securities Laws or any of them;

1.14 **"Documents"** means, collectively:

(i) the management information circular of the Corporation dated April 20, 2007 with respect to the annual meeting of shareholders held on May 25, 2007;

(ii) the Corporation's Annual Information Form dated March 30, 2007 for the year ended December 31, 2006;

(iii) the Financial Statements;

(iv) Management's Discussion and Analysis in respect of each of the Financial Statements; and

(v) any material change reports and business acquisition reports of the Corporation dated or filed subsequent to December 31, 2005;

1.15 **"Environmental Laws"** means any applicable federal, provincial, state, local or municipal laws and regulations relating to the protection of human health and safety, the environment or hazardous or toxic substances or waste, pollutants or contaminants;

1.16 **"Final MRRS Decision Document"** means a receipt for the Prospectus issued in accordance with the MRRS;

1.17 **"Financial Statements"** means, collectively, the audited consolidated financial statements of the Corporation as at and for each of the years ending December 31, 2006 and 2005 and the unaudited consolidated financial statements of the Corporation as at June 30, 2007 and for the three and six month periods ended June 30, 2007 and 2006;

1.18 **"Government Authority"** has the meaning given to that term in Section 7.1.19 of this agreement;

1.19 **"Indemnified Parties"** has the meaning given to that term in Section 13.1 of this agreement;

1.20 **"Lien"** means any mortgage, charge, pledge, hypothecation, security interest, assignment, lien (statutory or otherwise), charge, title retention agreement or arrangement, restrictive covenant or other encumbrance of any nature, or any other arrangement or condition which, in substance, secures payment or performance of an obligation;

1.21 **"Management Services Agreement"** means the management services agreement dated June 9, 2006 between Petrobank and the Corporation providing for certain management and administrative services;

1.22 **"Material Adverse Effect"** in respect of a person, means any effect, that is, or could reasonably be expected to be material and adverse to the condition (financial or otherwise), properties, assets, liabilities, obligations, cash flow, income or business operations of such person, taken as a whole;

1.23 **"Material Agreements"** means, collectively, this agreement, the Option Agreement, the Management Services Agreement, the Technology License Agreement and the Credit Facilities Agreement;

1.24 **"material change"** means a change in the business, operations or capital of the Corporation on a consolidated basis that would reasonably be expected to have a significant effect on the market price or value of any of the securities of the Corporation and includes a decision to implement such a change made by the board of directors of the Corporation or by senior management of the Corporation who believe that confirmation of the decision by the board of directors of the Corporation is probable;

1.25 **"material fact"** means a fact that significantly affects, or would reasonably be expected to have a significant effect on, the market price or value of the common shares;

1.26 **"Material Subsidiary"** means any Subsidiary of the Corporation which contributes to 10% or more of the revenues of the Corporation or represents 10% or more of the assets of the Corporation as shown in the most recent Financial Statements;

1.27 **"misrepresentation"** means: (i) an untrue statement of a material fact, or (ii) an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made;

1.28 **"MRRS"** means the mutual reliance review system for prospectuses provided for under National Policy 43-201 "Mutual Reliance Review System for Prospectuses" among the Securities Commissions;

1.29 **"Offered Shares"** means, collectively, the Firm Shares and any Over-Allotment Option Shares in respect of which the Over-Allotment Option is exercised;

1.30 **"Offering Documents"** has the meaning given to that term in Section 4.2 of this agreement;

1.31 **"Option Agreement"** means the option agreement dated May 18, 2006 between the Corporation and ATI pursuant to which ATI has been granted an option to acquire a working interest in, and to act as operator of, certain heavy oil projects in Colombia using Archon's THAI™ technology;

1.32 **"PCL"** means Petrominerales Colombia Ltd., a company formed under the laws of Bermuda;

1.33 **"Petrobank"** means Petrobank Energy and Resources Ltd.;

1.34 **"Preliminary MRRS Decision Document"** means a receipt for the Preliminary Prospectus issued in accordance with the MRRS;

1.35 **"Preliminary Prospectus"** means the preliminary short form prospectus of the Corporation to be dated August 28, 2007 approved, signed and certified in accordance with the Securities Laws, relating to the qualification for distribution of the Offered Shares under applicable Securities Laws in the Qualifying Jurisdictions, including all documents incorporated by reference therein;

1.36 "**Prospectus**" means the (final) short form prospectus of the Corporation, approved, signed and certified in accordance with the Securities Laws, relating to the qualification for distribution of the Offered Shares under applicable Securities Laws in the Qualifying Jurisdictions, including all documents incorporated by reference therein;

1.37 "**Public Record**" means all information filed by and on behalf of the Corporation with the Securities Commissions since January 1, 2006 in compliance, or intended compliance, with any Securities Laws including, without limitation, the Documents;

1.38 "**Qualifying Jurisdictions**" means, collectively, the provinces of Alberta, British Columbia and Ontario;

1.39 "**SEC**" means the U.S. Securities and Exchange Commission;

1.40 "**Securities Commission**" means the applicable securities commission or regulatory authority in each of the Qualifying Jurisdictions;

1.41 "**Securities Laws**" means, collectively, the applicable securities laws of each of the Qualifying Jurisdictions and the respective regulations and rules made under those securities laws together with all applicable policy statements, blanket orders and rulings of the Securities Commissions and all discretionary orders or rulings, if any, of the Securities Commissions made in connection with the transactions contemplated by this agreement;

1.42 "**Standard Listing Conditions**" has the meaning given to that term in Section 4.4.4 of this agreement;

1.43 "**Subsidiary**" has the meaning attributed thereto in the *Securities Act* (Alberta);

1.44 "**Supplementary Material**" means, collectively, any amendment to the Prospectus or the U.S. Placement Memorandum, any amendment or supplemental prospectus or ancillary materials that may be filed by or on behalf of the Corporation under the Securities Laws or the U.S. securities laws, as the case may be, relating to the qualification for distribution of the Offered Shares, under applicable Securities Laws or applicable U.S. securities laws, as the case may be;

1.45 "**Tax Act**" means the *Income Tax Act* (Canada) and the regulations promulgated thereunder, each as may be amended from time to time;

1.46 "**Technology License Agreement**" means the technology license agreement dated May 18, 2006 between ATI and the Corporation respecting the use of Archon's THAI™ technology in heavy oil projects in Colombia;

1.47 "**Time of Closing**" means 6:30 a.m. (Calgary time) on the Closing Date, or any other time on the Closing Date as may be agreed to by the Corporation and the Underwriters;

1.48 "**Transaction Documents**" has the meaning given to that term in Section 13.1.2 of this agreement;

1.49 "**Trust Company**" means Computershare Trust Company of Canada;

1.50 "**TSX**" means the Toronto Stock Exchange;

1.51 **"United States"** or **"U.S."** means the United States of America, its territories and possessions, any state of the United States and the District of Columbia;

1.52 **"U.S. Placement Memorandum"** means, collectively, the preliminary and final confidential U.S. private placement memorandum to be used by the Corporation in connection with the offering of the Offered Shares in the United States; and

1.53 **"U.S. Securities Act"** means the U.S. Securities Act of 1933, as amended.

Capitalized terms used but not defined in this agreement have the meanings given to them in the Prospectus.

Unless otherwise specified, any reference in this agreement to a section, paragraph, subsection, subparagraph, clause or subclause will refer to a section, paragraph, subsection, subparagraph, clause or subclause of this agreement.

All words and personal pronouns relating to those words will be read and construed as the number and gender of the party or parties referred to in each case required and the verb will be construed as agreeing with the required word and/or pronoun.

2. Filing of Prospectus.

2.1 The Corporation shall elect and comply in all material respects with the MRRS and shall select the province of Alberta as the principal regulator under the MRRS. Such compliance shall be made within the following time limits:

2.1.1 The Preliminary Prospectus in the English language and related documents, in form and substance satisfactory to the Underwriters acting reasonably, shall have been filed with the Alberta Securities Commission (the **"ASC"**), as principal regulator, no later than 5:00 p.m. (Calgary time) on August 28, 2007 and the Preliminary MRRS Decision Document dated August 28, 2007 shall be obtained from the ASC evidencing that a receipt for the Preliminary Prospectus in each of the Qualifying Jurisdictions has been issued; and

2.1.2 The Prospectus and related documents, in form and substance satisfactory to the Underwriters acting reasonably, shall be filed no later than 5:00 p.m. (Calgary time) on September 5, 2007 and the Final MRRS Decision Document dated September 5, 2007 shall be obtained from the ASC evidencing that a receipt for the Prospectus in each of the Qualifying Jurisdictions has been issued.

2.2 The Corporation and Petrobank (only to the extent of its obligation to sign the Preliminary Prospectus, the Prospectus and any Supplementary Material) will promptly take all other steps and proceedings that may be necessary in order to qualify the Offered Shares for distribution in each of the Qualifying Jurisdictions by the Underwriters and other persons who are registered in a category permitting them to distribute the Offered Shares under the Securities Laws and who comply with the Securities Laws and to qualify the distribution to the Underwriters of the Over-Allotment Option in the Qualifying Jurisdictions.

2.3 Until the date on which the distribution of the Offered Shares is completed, the Corporation and Petrobank (only to the extent of its obligation to sign the Preliminary Prospectus, the Prospectus and any Supplementary Material) will promptly take, or cause to be taken, all additional steps and proceedings that may from time to time be required under the Securities Laws to continue to

qualify the distribution of the Offered Shares and the Over-Allotment Option or, in the event that the Offered Shares and/or the Over-Allotment Option have, for any reason, ceased so to qualify, to so qualify again the Offered Shares and the Over-Allotment Option, for distribution in each of the Qualifying Jurisdictions.

3. Distribution and Certain Obligations of Underwriters.

3.1 During the course of the distribution of the Offered Shares to the public by or through the Underwriters, the Underwriters will offer and sell the Offered Shares to the public only in those jurisdictions where they may be lawfully offered for sale or sold and only at the price per Offered Share, set out on the cover page of the Prospectus. For the purposes of this Section 3.1, the Underwriters shall be entitled to assume that the Offered Shares may be lawfully offered for sale and sold in the Qualifying Jurisdictions if the Final MRRS Decision Document has been issued evidencing that a receipt for the Prospectus has been issued by the Securities Commissions of each of the Qualifying Jurisdictions, provided the Underwriters have not been notified in writing by the Corporation of any circumstance that would legally prohibit such distribution. The Underwriters will comply with applicable laws, including the Securities Laws and applicable U.S. securities laws in accordance with Section 12.1 and Annex A, in connection with the offer and sale or distribution of the Offered Shares. Except in the Qualifying Jurisdictions, the Underwriters will not, directly or indirectly, solicit offers to purchase or sell the Offered Shares or deliver the Preliminary Prospectus, the Prospectus or any Supplementary Material so as to require registration of the Offered Shares or filing of a prospectus with respect to the Offered Shares under the laws of any jurisdiction, including, without limitation, the United States. Any offers or sales of Offered Shares in the United States will be made in accordance with Section 12.1 and Annex A of this agreement. Each Underwriter will cause similar undertakings to be contained in any agreements among the members of any banking, selling or other groups formed for the distribution of the Offered Shares and will require any member of the banking, selling or other group formed for the distribution of the Offered Shares to comply with applicable Securities Laws and/or the U.S. securities laws, as applicable. The Underwriters will not, during the course of the distribution of the Offered Shares, distribute any document describing the affairs of the Corporation other than the Preliminary Prospectus, the Prospectus, any Supplementary Material, the U.S. Placement Memorandum, documents which are already in the public domain or as otherwise permitted by applicable securities laws, without the consent of the Corporation.

3.2 The Underwriters will complete and will use their reasonable efforts to cause members of their selling group (if any) to complete the distribution of the Offered Shares promptly after the Time of Closing. The Lead Underwriter will promptly notify the Corporation when, in the Underwriters' opinion, the Underwriters and the members of their selling group (if any) have ceased distribution of the Offered Shares and, promptly after completion of the distribution, will provide the Corporation, in writing, with a breakdown of the number of Offered Shares distributed in each of the Qualifying Jurisdictions where that breakdown is required by the Securities Commission of that province for the purpose of calculating fees payable to that Securities Commission.

3.3 No Underwriter will be liable to the Corporation under Section 3.1 or 3.2 with respect to a default by any of the other Underwriters.

4. Delivery of Prospectus and Related Matters.

4.1 The Corporation will cause to be delivered to the Underwriters, without charge, at those delivery points as the Underwriters reasonably request, as soon as possible and in any event no later than

12:00 p.m. (Calgary time) on the business day following the date of filing the Preliminary Prospectus (provided that definitive delivery instructions are provided to the Corporation no later than 5:00 p.m. (Calgary time) on the day on which the Preliminary Prospectus is filed with the ASC) and thereafter from time to time during the distribution of the Offered Shares, as many commercial copies of the Preliminary Prospectus in the English language as the Underwriters may reasonably request. The Corporation will cause to be delivered to the Underwriters, without charge, at those delivery points as the Underwriters reasonably request, as soon as possible and in any event not later than 12:00 p.m. (Calgary time) on the business day following the date of issuance of the Final MRRS Decision Document (provided that definitive delivery instructions are provided to the Corporation not later than 12:00 p.m. (Calgary time) on the day that the Prospectus is filed with the ASC) and thereafter from time to time during the distribution of the Offered Shares as many commercial copies of the Prospectus as the Underwriters may reasonably request. The Corporation will similarly cause to be delivered to the Underwriters, at those delivery points as the Underwriters may reasonably request, commercial copies of a U.S. Placement Memorandum and any Supplementary Material required to be delivered to purchasers or prospective purchasers of the Offered Shares. Each delivery of the Preliminary Prospectus, the Prospectus or any Supplementary Material will have constituted or constitute, as the case may be, consent by the Corporation and Petrobank to the use by the Underwriters and members of their selling group (if any) of those documents in connection with the distribution of the Offered Shares for sale in all of the Qualifying Jurisdictions, subject to the Securities Laws. Each delivery of the U.S. Placement Memorandum will constitute consent by the Corporation and Petrobank to the use of the U.S. Placement Memorandum and any Supplementary Material required to be prepared and/or filed under U.S. securities laws by the U.S. broker-dealer affiliates of the Underwriters and members of their selling group (if any) for the distribution of the Offered Shares for sale by them in the United States in accordance with this agreement.

4.2 Each delivery of the Preliminary Prospectus, the Prospectus, the U.S. Placement Memorandum and any Supplementary Material (collectively, the "**Offering Documents**") to the Underwriters by the Corporation in accordance with Section 4.1 will constitute the representation and warranty of each of the Corporation and Petrobank to the Underwriters that (except for information and statements relating solely to the Underwriters and furnished by them specifically for use in such document), at the respective times of delivery:

4.2.1 the information and statements contained in each of the Preliminary Prospectus and the Offering Documents:

(a) are true and correct in all material respects and contain no misrepresentation; and

(b) constitute full, true and plain disclosure of all material facts relating to the Corporation and relating to the offering of Offered Shares contemplated under this agreement as required by the Securities Laws;

4.2.2 no material fact has been omitted from any of those documents which is required to be stated in the document or is necessary to make the statements therein not misleading in the light of the circumstances in which they were made; and

4.2.3 each of those documents complies with applicable Securities Laws and, with respect to the U.S. Placement Memorandum and any related Supplementary Material, U.S. securities laws, in each case, other than as to non-material matters of form or similar non-material matters,

provided that, in the case of Petrobank, the foregoing representations and warranties are given to the best of the knowledge of Petrobank.

4.3 The Corporation will deliver or cause to be delivered to the Underwriters, without charge, in Calgary, Alberta, contemporaneously with or prior to the filing of the Preliminary Prospectus, unless otherwise indicated:

4.3.1 a copy of the Preliminary Prospectus in the English language; and

4.3.2 a copy of any other material document required to be filed at that time by the Corporation under the Securities Laws in connection with the offering of the Offered Shares contemplated by this agreement.

4.4 The Corporation will deliver or cause to be delivered to the Underwriters, without charge, in Calgary, Alberta, contemporaneously with or prior to the filing of the Prospectus, unless otherwise indicated:

4.4.1 a copy of the Prospectus in the English language, originally signed on behalf of the Corporation and Petrobank as required by the Securities Laws of each of the Qualifying Jurisdictions;

4.4.2 a copy of the U.S. Placement Memorandum prepared as contemplated herein;

4.4.3 a copy of any other material document required to be filed at that time by the Corporation under the Securities Laws in connection with the offering of the Offered Shares contemplated by this agreement;

4.4.4 evidence satisfactory to the Underwriters of the approval of the listing and posting for trading on the TSX of the Offered Shares subject only to satisfaction by the Corporation of the conditions imposed by the TSX in the letter of the TSX granting conditional listing approval (the "**Standard Listing Conditions**"); and

4.4.5 a "long-form" comfort letter dated the date of the Prospectus, in form and substance satisfactory to the Underwriters, acting reasonably, addressed to the Underwriters, Petrobank and the board of directors of the Corporation, from the auditors of the Corporation, and based on a review completed not more than two business days prior to the date of the letter, verifying the financial and accounting information relating to the Corporation in the Prospectus and any Supplementary Material, which letter shall be in addition to the auditors' report incorporated by reference in the Prospectus and any auditors' comfort letter addressed to the Securities Commissions.

4.5 The Corporation agrees to deliver or cause to be delivered opinions, a "long-form" comfort letter and other documents substantially similar to those referred to in Section 4.4 of this agreement to the Underwriters, Petrobank and the Corporation and their respective counsel, as applicable, with respect to any Supplementary Material required to be prepared and filed under Securities Laws, concurrently with the execution and delivery to the Underwriters of the Supplementary Material.

4.6 During the period of distribution of the Offered Shares, the Corporation will promptly provide to the Underwriters, for review and comment by the Underwriters and Underwriters' counsel, prior to filing or issuance:

4.6.1 any financial statement of the Corporation;

4.6.2 any proposed document to be provided to shareholders or required to be filed with any Securities Commission or an Exchange, including without limitation any amendment to or new annual information form, material change report, interim report or information circular which may be incorporated or deemed to be incorporated by reference in the Preliminary Prospectus or the Prospectus; and

4.6.3 any press release of the Corporation.

5. Material Change.

5.1 The Corporation and Petrobank will promptly inform the Underwriters in writing during the period prior to the completion of the distribution of the Offered Shares of the full particulars of:

5.1.1 any material change (whether actual, anticipated, contemplated or proposed by, or threatened against, the Corporation) regarding the Corporation;

5.1.2 any material fact which has arisen or has been discovered and would have been required to have been stated in any of the Offering Documents had that fact arisen or been discovered on, or prior to, the date of any of the Offering Documents; or

5.1.3 any change in any material fact or any misstatements of any material fact contained in any of the Offering Documents or whether any event or state of facts has occurred after the date of this agreement, which, in any case, is of such a nature as to render any of the Offering Documents untrue or misleading in any material respect or to result in any misrepresentation in any of the Offering Documents or which would result in any Offering Document not complying with applicable Securities Laws or U.S. securities laws, as the case may be.

5.2 The Corporation and Petrobank will comply with Section 115 of the *Securities Act* (Alberta) and with the comparable prospectus amendment provisions of the other Securities Laws and any applicable U.S. securities laws and will prepare and file promptly any Supplementary Material which, in the opinion of the Underwriters, acting reasonably, may be necessary or advisable (and may otherwise prepare and file promptly any Supplementary Material that the Corporation or Petrobank may reasonably consider necessary or advisable), and will otherwise comply with all legal requirements necessary to continue to qualify the Offered Shares for distribution in each of the Qualifying Jurisdictions and in the United States to the extent contemplated pursuant to this agreement.

5.3 In addition to the provisions of Sections 5.1 and 5.2, the Corporation and Petrobank will, in good faith, discuss with the Underwriters any change, event or fact contemplated in Sections 5.1 and 5.2 which is of such a nature that there may be reasonable doubt as to whether notice should be given to the Underwriters under Section 5.1 of this agreement and will consult with the Underwriters with respect to the form and content of any Supplementary Material proposed to be filed by the Corporation, it being understood and agreed that no such Supplementary Material will be filed with any Securities Commission prior to the review and approval by the Underwriters and their counsel, acting reasonably. The Corporation shall also cooperate in all respects with the Underwriters to allow and assist the Underwriters to participate in the preparation of any Supplementary Material and shall allow the Underwriters to conduct all "due diligence" investigations which in the reasonable opinion of the Underwriters are required to be

undertaken which may include investigations conducted after the issuance of the Final MRRS Decision Document and up to the Time of Closing, including without limitation the holding of a "due diligence" meeting (the "**Due Diligence Session**") with officials of the Corporation, their outside counsel, any firm of independent oil and gas reservoir engineers who have evaluated reserves or resources included, or incorporated by reference, in the Prospectus and any firm of chartered accountants which have audited, reviewed or otherwise reported on any financial statements or information included, or incorporated by reference, in the Prospectus. The Underwriters shall distribute a list of written questions to be answered in advance of such Due Diligence Session and the Corporation shall provide written responses to such questions and shall use reasonable commercial efforts to have its auditors and independent engineers provide written responses to such questions in advance of the Due Diligence Session.

6. Regulatory Approvals.

6.1 The Corporation will file or cause to be filed with the TSX all necessary documents and will take or cause to be taken all necessary steps to ensure that the Offered Shares have been approved for listing and posting for trading on the TSX prior to Closing.

6.2 The Corporation will make all necessary filings, obtain all necessary regulatory consents and approvals (if any) and will pay all filing fees required to be made or paid by it in connection with the transactions contemplated in this agreement.

7. Representations and Warranties.

7.1 The Corporation hereby represents, warrants and covenants to and for the benefit of the Underwriters, and acknowledges that the Underwriters are relying thereon in connection with the purchase of the Offered Shares the following:

7.1.1 other than as set out in the Preliminary Prospectus and the Prospectus, there is, to the Corporation's actual knowledge, no agreement in force or effect which in any manner affects or will affect the voting or control of any material number in excess of 10% of the outstanding securities of the Corporation;

7.1.2 the Corporation is qualified in accordance with the provisions of National Instrument 44-101 of the Canadian Securities Administrators to file a short form prospectus in each of the Qualifying Jurisdictions;

7.1.3 the Corporation has not completed any "significant acquisition" (as such term is defined in National Instrument 51-102) and is not a party to any proposed acquisition as contemplated by item 10.1(2) of Form 44-101F1 of the Canadian Securities Administrators that would in either case require the inclusion of any additional financial statement or pro forma financial statements in the Preliminary Prospectus or the Prospectus pursuant to applicable Securities Laws;

7.1.4 the Corporation does not have in place a shareholder rights protection plan;

7.1.5 the presently outstanding common shares are listed and posted for trading on the TSX and the Corporation is in material compliance with the by-laws, rules and regulations of the TSX;

7.1.6 each of the Corporation and PCL has been duly incorporated or organized and is validly existing under the laws of its jurisdiction of incorporation or organization, as applicable, and has all requisite corporate power, capacity and authority to own its properties and assets and to carry on its business and affairs as currently conducted and as disclosed in the Preliminary Prospectus and the Prospectus;

7.1.7 the only Material Subsidiary of the Corporation is PCL. The Corporation is the beneficial owner and registered holder of 100% of the outstanding securities of PCL. Neither the Corporation nor PCL, directly or indirectly, holds any shares, other securities, options or rights to subscribe for shares or other securities of any corporation, partnership or other entity, other than securities held in the ordinary course of business;

7.1.8 neither the Corporation nor PCL is in breach or violation of any of the terms or provisions of, or in default under (whether after notice or lapse of time or both) any indenture, mortgage, note, contract, deed of trust, loan agreement, lease or other agreement (written or oral) or instrument to which it is a party or by which it is bound or to which any of its property or assets is subject;

7.1.9 each of the Corporation and PCL has conducted and is conducting its business in compliance in all material respects with all applicable laws, rules and regulations and is duly licensed, registered or qualified to carry on its business as currently conducted, except to the extent that the failure to so comply or to be so licensed, registered or qualified would not have a Material Adverse Effect on the Corporation, all such licenses, registrations or qualifications which are material are valid and existing in good standing, and the Corporation is not aware of any legislation, regulation, rule or lawful requirements presently in force or proposed to be brought into force which the Corporation or PCL, as applicable, anticipate the Corporation and PCL, as applicable, will be unable to comply with without causing a Material Adverse Effect on the Corporation;

7.1.10 there has not been any material change in the capital, assets (including oil, natural gas and natural gas liquids reserves), liabilities or obligations (absolute, accrued, contingent or otherwise) of the Corporation, from the position set forth in the Financial Statements that has not otherwise been disclosed in the Documents and there has not been any material adverse change in the business, operations or condition (financial or otherwise) or results of the operations of the Corporation, since December 31, 2006 that has not otherwise been disclosed in the Documents, and there are no material facts, transactions, events or occurrences of which the Corporation is aware which could reasonably be expected to have a Material Adverse Effect on the Corporation;

7.1.11 the Corporation is a "reporting issuer" or has equivalent status in each of the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Nova Scotia, New Brunswick, Prince Edward Island and Newfoundland and Labrador within the meaning of the securities laws of such jurisdictions;

7.1.12 the Corporation has full corporate power and authority to enter into this agreement and to perform its obligations set out herein, and this agreement and each of the Material Agreements to which the Corporation is a party have been duly authorized, executed and delivered by the Corporation, and this agreement is now and will continue to be at the Time of Closing, a legal, valid and binding obligation of the Corporation enforceable

against the Corporation in accordance with its terms, subject to the general qualifications that:

(a) enforceability may be limited by bankruptcy, insolvency or other laws affecting creditors' rights generally,

(b) equitable remedies, including the remedies of specific performance and injunctive relief, are available only in the discretion of the applicable court and the courts have statutory and inherent powers to stay proceedings before them, and

(c) rights to indemnity and contribution hereunder may be limited under applicable law;

7.1.13 the execution, delivery and performance by the Corporation of this agreement, the issuance, sale and delivery of the Offered Shares by the Corporation and the issuance of the Over-Allotment Option to the Underwriters by the Corporation:

(a) do not require the consent, approval, authorization, registration or qualification of or with any governmental authority, stock exchange, Securities Commission or other regulatory authority or other similar third party except (i) those which have been obtained, (ii) those as may be required (and will be obtained prior to the Time of Closing) under applicable Securities Laws, or (iii) those which have not been obtained and would not have a Material Adverse Effect on the Corporation;

(b) do not and will not (or will not with the giving of notice, the lapse of time or the happening of any other event or condition) result in a breach or a violation of, or conflict with or result in a default under (i) any of the terms or provisions of the articles or by-laws of the Corporation, (ii) any resolution of the board of directors or securityholders of the Corporation, or (iii) any judgment, decree, order or award of any court, governmental body or arbitrator having jurisdiction over the Corporation, or any agreement, license or permit to which the Corporation is a party, other than, in each case, those that would not have a Material Adverse Effect on the Corporation;

(c) do not and will not result in the material violation of any law applicable to the Corporation; and

(d) do not and will not give rise to any Lien in or with respect to the properties or assets now owned or hereafter acquired by the Corporation or the acceleration of or the maturity of any indebtedness or other liabilities or obligations under any indenture, mortgage, lease, agreement or instrument binding or affecting the Corporation or any of its properties (other than (i) in respect of which waivers or consents have been received or will be received prior to the Time of Closing or (ii) those which would not have a Material Adverse Effect on the Corporation);

7.1.14 each of the Corporation and PCL has carried out its affairs as described in the Preliminary Prospectus and the Prospectus in compliance in all material respects with applicable law and is not otherwise a party to any material mortgage, note, indenture, deed of trust, contract, agreement (written or oral), instrument, lease, license or other

document other than as described in the Preliminary Prospectus and the Prospectus or contemplated hereunder;

7.1.15 except as disclosed in the Preliminary Prospectus and the Prospectus, since December 31, 2006, there has not been any (i) adverse material change in the affairs, cash flow, operations or condition of the Corporation and (ii) no event has occurred or circumstances exist which would be reasonably expected to result in an adverse material change;

7.1.16 except as disclosed in the Preliminary Prospectus and the Prospectus, there is no action, suit, proceeding or investigation, at law or in equity, by any person, nor any arbitration, administrative or other proceeding by or before any governmental entity pending, or, to the best of the knowledge of the Corporation, threatened against or affecting the Corporation or PCL, any of their respective properties, rights or assets and there is no judgment, decree, injunction, rule, award or order of any court, government, department, board commission, agency, arbitrator or similar body outstanding or pending which has, or if determined adversely, could have a Material Adverse Effect on the Corporation or which could reasonably be expected to impede the consummation of the transactions contemplated by the Preliminary Prospectus and the Prospectus and this agreement;

7.1.17 each of the Corporation and PCL is insured by insurers who are, to the knowledge of the Corporation, of recognized financial responsibility against such losses and risks and in such amounts that, to the knowledge of the Corporation, are customary in the business in which it is engaged; all policies of insurance and fidelity or surety bonds insuring the Corporation, PCL and their respective businesses, assets, employees, officers and directors are in full force and effect; each of the Corporation and PCL is in compliance with the terms of such policies and instruments in all material respects; and there are no material claims by the Corporation or PCL under any such policy or instruments as to which any insurance company is denying liabilities or defending under a reservation of rights clause; the Corporation has no reason to believe that it will not be able to renew its and PCL's existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business at a cost that would not have a Material Adverse Effect on the Corporation;

7.1.18 each of the Corporation and PCL is in compliance with Environmental Laws and has not received notice of any actual or potential liability for the investigation or remediation of any disposal or release of hazardous or toxic substances or waste, pollutants or contaminants, except where such noncompliance with Environmental Laws or liability would not, individually or in the aggregate, have a Material Adverse Effect on the Corporation, whether or not it arises from transactions in the ordinary course of business;

7.1.19 neither the Corporation nor PCL has failed to report to the proper federal, provincial, municipal or other political subdivision, government, department, commission, board, bureau, agency or instrumentality, domestic or foreign ("**Government Authority**") the occurrence of any event which is required to be so reported by any Environmental Law;

7.1.20 each of the Corporation and PCL holds all licenses, permits and approvals required under any Environmental Laws in connection with the operation of its business and the ownership and use of its assets, all such licenses, permits and approvals are in full force and effect except where the failure to hold any such license, permit or approval, or the failure of any such license, permit or approval to be in full force and effect would not,

individually or in the aggregate, have a Material Adverse Effect on the Corporation, and except for notifications and conditions of general application to assets of the type owned by the Corporation and its Subsidiaries, neither the Corporation nor PCL has received any notification pursuant to any Environmental Laws that any work, repairs, constructions or capital expenditures are required to be made by it as a condition of continued compliance with any Environmental Laws, or any license, permit or approval issued pursuant thereto, or that any license, permit or approval referred to above is about to be reviewed, made subject to limitation or conditions, revoke, withdrawn or terminated except when the receipt of any such notification would not, individually or in the aggregate, have a Material Adverse Effect on the Corporation;

7.1.21 in the ordinary course of its business, the Corporation periodically reviews the effect of Environmental Laws on its consolidated business, operations and properties in the course of which it may identify and evaluate associated costs and liabilities (including, without limitation, any capital or operating expenditures required for cleanup, closure of properties, abandonment of wells or compliance with Environmental Laws, or any permit, license or approval, any related constraints on operating activities and any potential liabilities to third parties); the Corporation also conducts preacquisition investigations of new properties to identify potential violations of Environmental Laws, trains management personal in the recognition of and proper response to incidents of noncompliance with Environmental Laws and establishes procedures for communicating such incidents to senior management. On the basis of such review, the Corporation has concluded that, as of the date hereof, such associated costs and liabilities would not, individually or in the aggregate, have a Material Adverse Effect on the Corporation, whether or not arising from transactions in the ordinary course of business;

7.1.22 the Financial Statements fairly present, in accordance with Canadian generally accepted accounting principles applied on a consistent basis, the financial position and condition of the Corporation (taken as a whole) as at the dates thereof and reflect all material liabilities (absolute, accrued, contingent or otherwise) of the Corporation as at the dates thereof and the Corporation has no additional material liabilities which are not set forth in the Financial Statements;

7.1.23 none of the Securities Commissions, the TSX or any similar regulatory authority has issued any order which is currently outstanding preventing or suspending trading in any securities of the Corporation. No such proceeding is, to the knowledge of the Corporation, pending, contemplated or threatened, and the Corporation is not in default of any material requirement of the Securities Laws;

7.1.24 the Offered Shares to be issued as described in this agreement and in the Prospectus when issued, will not have been issued in violation of or subject to any pre-emptive rights or contractual rights to purchase securities issued by the Corporation;

7.1.25 the definitive form of certificate for the common shares has been duly approved by the Corporation and complies with all legal requirements including the requirements of the laws of the Bahamas and the rules of the TSX;

7.1.26 the Trust Company has been duly appointed as the registrar and transfer agent of the Corporation with respect to the common shares;

7.1.27 except as disclosed in the Preliminary Prospectus and the Prospectus and pursuant to employment, option or similar arrangements, none of the directors, officers or employees of the Corporation, nor any person who owns, directly or indirectly, more than 10% of any class of securities of the Corporation, other than Petrobank, or any associate or affiliate of any of the foregoing, had or has any material interest, direct or indirect, in any material transaction or any proposed material transaction with the Corporation which, as the case may be, materially affects, is material to or will materially affect the Corporation;

7.1.28 there has not been any reportable "disagreement" (within the meaning of Section 4.11 of National Instrument 51-102 of the Canadian Securities Administrators) with the auditors of the Corporation since incorporation of the Corporation;

7.1.29 to the knowledge of the Corporation, no insider of the Corporation has a present intention to sell any securities of the Corporation held by it, other than sales in the ordinary course of a non-material proportion of an insider's securities;

7.1.30 except in the normal course of business or as disclosed in the Preliminary Prospectus and the Prospectus, the Corporation has not since the commencement of its last completed financial year advanced funds, extended credit or been a creditor of any insider of the Corporation or any person not dealing at arm's length with such person and the Corporation has not borrowed funds from, received extensions of credit from or otherwise been a debtor of any insider of the Corporation or any person not dealing at arm's length with such person;

7.1.31 to the knowledge of the Corporation, no officer or director of the Corporation is subject to any limitations or restrictions on their activities or investments, including any non-competition provisions, that would in any way limit or restrict their involvement with the Corporation, its business or affairs;

7.1.32 no securities commission, stock exchange or comparable authority has issued any order preventing or suspending the use of any of the Offering Documents or preventing or suspending the distribution of the common shares or the trading of securities of the Corporation generally and the Corporation is not aware of any investigation, order, inquiry or proceeding which has been commenced or which is pending, contemplated or threatened by any such authority;

7.1.33 the minute books and corporate records of each of the Corporation and its Subsidiaries made available to counsel to the Underwriters in connection with its due diligence investigations for the periods requested are the original minute books and records and, to the knowledge of the Corporation, contain original copies of all proceedings (or certified copies thereof) of the shareholders, the board of directors and all committees of the board of directors of the Corporation and its Subsidiaries that have been minuted or resolved and, to the knowledge of the Corporation, there have been no other meetings, resolutions or proceedings of the shareholders, board of directors or any committee thereof to the date of review of such corporate records and minute books not reflected in such minute books and other corporate records other than those which are not material in the context of such entities, as applicable;

7.1.34 the Corporation makes the representations, warranties and covenants applicable to it in Annex A hereto, which forms part of this agreement;

7.1.35 the Corporation has full corporate power and authority to create, issue and sell the Offered Shares and to distribute the Over-Allotment Option;

7.1.36 at the Time of Closing and the Additional Closing Time, as applicable, the Offered Shares then issued will be duly and validly authorized, allotted and reserved for issuance and, upon receipt of the purchase price therefor, the Offered Shares then issued will be issued as fully paid and non-assessable common shares in the share capital of the Corporation;

7.1.37 the information and statements set forth in the Public Record were true, correct and complete in all material respects and did not contain any misrepresentation, as of the date of such information or statement, and were prepared in accordance with and complied with Securities Laws and the Corporation has not filed any confidential material change reports still maintained on a confidential basis;

7.1.38 the authorized capital of the Corporation consists of 200,000,000 common shares of which 95,020,500 common shares are issued and outstanding as of August 28, 2007 as fully paid and non-assessable shares, and, except with respect to (i) options currently outstanding to directors and employees of the Corporation to purchase up to 4,765,776 common shares from the Corporation at prices ranging from $3.11 to $8.88 per share; (ii) rights to purchase 37,500 common shares pursuant to the Corporation's deferred share compensation plan; and (iii) pursuant to this agreement, no person has any right, agreement or option, present or future, contingent or absolute, or any right capable of becoming a right, agreement or option, for the issue or allotment of any unissued shares in the capital of the Corporation or any other security convertible into or exchangeable or exercisable for any such shares or to require the Corporation to purchase, redeem or otherwise acquire any of the issued and outstanding common shares;

7.1.39 although it does not warrant title, the Corporation does not have reason to believe that the Corporation or PCL, as applicable, does not have title to or the irrevocable right to produce and sell its petroleum, natural gas and related hydrocarbons (for the purpose of this clause, the foregoing are referred to as the "**Interest**") and does represent and warrant that the Interest is free and clear of adverse claims created by, through or under the Corporation or PCL, as applicable, except as disclosed in the Public Record, related to bank financing or those arising in the ordinary course of business, which are not material in the aggregate, and that, to its knowledge after due inquiry, the Corporation or PCL, as applicable, holds its Interest under valid and subsisting leases, licenses, permits, concessions, concession agreements, contracts, subleases, reservations or other agreements;

7.1.40 the Corporation has made available to D&M prior to the issuance of the D&M Report, for the purpose of preparing the D&M Report, all information requested by D&M which information did not contain any misrepresentation at its date. The Corporation has no knowledge of a material adverse change in any reserves information provided to D&M since the date that such information was so provided. The Corporation has no reason to believe that the D&M Report does not reasonably present the aggregate quantity and present worth values of estimated future net revenue values of oil and gas reserves of the Corporation as at its effective dates in respect of the reserves information therein based upon information available in respect of such reserves at the time the D&M Report was prepared and the assumptions contained therein as to commodity prices and costs and the

Corporation does not believe such report overstated the aggregate quantity and pre-tax present worth values of such reserves;

7.1.41 the books of account and other records of each of the Corporation and its Subsidiaries, whether of a financial or accounting nature or otherwise, have been maintained in accordance with prudent business practices;

7.1.42 all filings made by each of the Corporation and PCL under which it has received or is entitled to receive government incentives, have been made in accordance, in all material respects, with all applicable legislation and contain no misrepresentations of material fact or omit to state any material fact which could cause any amount previously paid to the Corporation or previously accrued on the accounts thereof to be recovered or disallowed;

7.1.43 except as previously disclosed in writing to the Lead Underwriters and with such exceptions as are not material to the Corporation (taken as a whole), each of the Corporation and PCL has duly and on a timely basis filed all tax returns required to be filed by it, has paid all taxes due and payable by it and has paid all assessments and re-assessments and all other taxes, governmental charges, penalties, interest and other fines due and payable by it and which are claimed by any Government Authority to be due and owing and adequate provision has been made for taxes payable for any completed fiscal period for which tax returns are not yet required and there are no agreements, waivers, or other arrangements providing for an extension of time with respect to the filing of any tax return or payment of any tax, governmental charge or deficiency by the Corporation or PCL and to the knowledge of the Corporation, there are no actions, suits, proceedings, investigations or claims threatened or pending against the Corporation or PCL in respect of taxes, governmental charges or assessments or any matters under discussion with any Government Authority relating to taxes, governmental charges or assessments asserted by any such authority;

7.1.44 except for the Underwriters, there is no other person, firm or corporation acting or purporting to act at the request of the Corporation who is entitled to any brokerage, finder's, underwriter's or agency fee in connection with the transactions contemplated hereby;

7.1.45 no authorization, approval or consent of any court of Government Authority or agency is required to be obtained by the Corporation in connection with the sale and delivery of the Offered Shares except as contemplated hereby or pursuant to Securities Laws; and

7.1.46 except as disclosed in the Documents, to the knowledge of the Corporation, none of its directors or officers are now, or have ever been, subject to an order or ruling of any securities regulatory authority or stock exchange prohibiting such individual from acting as a director or officer of a public company or of a company listed on a particular stock exchange.

7.2 Petrobank hereby represents, warrants and covenants to and for the benefit of the Underwriters, and acknowledges that the Underwriters are relying thereon in connection with the purchase of the Offered Shares the following:

7.2.1 Petrobank has been duly incorporated or organized and is validly existing under the laws of its jurisdiction of incorporation or organization, as applicable;

7.2.2 Petrobank has full corporate power and authority to enter into this agreement and to perform its obligations set out herein, and this agreement has been duly authorized, executed and delivered by Petrobank, and this agreement is now and will continue to be at the Time of Closing, a legal, valid and binding obligation of Petrobank enforceable against Petrobank in accordance with its terms, subject to the general qualifications that:

(a) enforceability may be limited by bankruptcy, insolvency or other laws affecting creditors' rights generally,

(b) equitable remedies, including the remedies of specific performance and injunctive relief, are available only in the discretion of the applicable court and the courts have statutory and inherent powers to stay proceedings before them, and

(c) rights to indemnity and contribution hereunder may be limited under applicable law;

7.2.3 the execution, delivery and performance by Petrobank of this agreement:

(a) do not require the consent, approval, authorization, registration or qualification of or with any governmental authority, stock exchange, Securities Commission or other regulatory authority or other similar third party except (i) those which have been obtained, (ii) those as may be required (and will be obtained prior to the Time of Closing) under applicable Securities Laws, or (iii) those which have not been obtained and would not have a Material Adverse Effect on Petrobank;

(b) do not and will not (or will not with the giving of notice, the lapse of time or the happening of any other event or condition) result in a breach or a violation of, or conflict with or result in a default under (i) any of the terms or provisions of the articles or by-laws of Petrobank, (ii) any resolution of the board of directors or securityholders of Petrobank, or (iii) any judgment, decree, order or award of any court, governmental body or arbitrator having jurisdiction over Petrobank, or any agreement, license or permit to which Petrobank is a party, other than, in each case, those that would not have a Material Adverse Effect on the Corporation;

(c) do not and will not result in the material violation of any law applicable to Petrobank; and

(d) do not and will not give rise to any Lien in or with respect to the properties or assets now owned or hereafter acquired by the Corporation or the acceleration of or the maturity of any indebtedness or other liabilities or obligations under any indenture, mortgage, lease, agreement or instrument binding or affecting the Corporation or any of its properties (other than (i) in respect of which waivers or consents have been received or will be received prior to the Time of Closing or (ii) those which would not have a Material Adverse Effect on the Corporation);

7.2.4 except as disclosed in the Preliminary Prospectus and the Prospectus, to the best of the knowledge of Petrobank, there is no action, suit, proceeding or investigation, at law or in equity, by any person, nor any arbitration, administrative or other proceeding by or before any governmental entity pending, or threatened against or affecting the Corporation or PCL, any of their respective properties, rights or assets and there is no judgment, decree,

injunction, rule, award or order of any court, government, department, board commission, agency, arbitrator or similar body outstanding or pending which has, or if determined adversely, could have a Material Adverse Effect on the Corporation or which could reasonably be expected to impede the consummation of the transactions contemplated by the Preliminary Prospectus and the Prospectus and this agreement;

7.2.5 to the best of the knowledge of Petrobank, none of the Securities Commissions, the TSX or any similar regulatory authority has issued any order which is currently outstanding preventing or suspending trading in any securities of the Corporation. No such proceeding is, to the knowledge of Petrobank, pending, contemplated or threatened, and the Corporation is not in default of any material requirement of the Securities Laws;

7.2.6 except for the Underwriters, there is no other person, firm or corporation acting or purporting to act at the request of Petrobank who is entitled to any brokerage, finder's, underwriter's or agency fee in connection with the transactions contemplated hereby;

7.2.7 no authorization, approval or consent of any court of Government Authority or agency is required to be obtained by Petrobank in connection with the performance of its duties under this agreement except as contemplated hereby or pursuant to Securities Laws; and

7.2.8 Petrobank has not taken nor will it take, directly or indirectly, any action designed to, or that might reasonably be expected to, cause or result in, stabilization or manipulation of the price of the Offered Shares.

8. Covenants of the Corporation.

8.1 The Corporation covenants and agrees with the Underwriters that:

8.1.1 the Corporation will advise the Underwriters, promptly after receiving notice thereof, of the time when the Preliminary Prospectus and the Prospectus and any Supplementary Material has been filed and the Final MRRS Decision Document and any other receipts have been obtained and will provide evidence satisfactory to the Underwriters of each filing and the issuance of the Preliminary MRRS Decision Document and the Final MRRS Decision Document and any other receipts;

8.1.2 the Corporation will advise the Underwriters, promptly after receiving notice or obtaining knowledge, of (i) the issuance by any Securities Commission of any order suspending or preventing the use of the Preliminary Prospectus, the Prospectus or any Supplementary Material, (ii) the issuance by the SEC or any state securities regulator of any order suspending or preventing the use of the U.S. Placement Memorandum, (iii) the suspension of the qualification of the Offered Shares for offering or sale in any of the Qualifying Jurisdictions or in the United States in accordance with Section 12.1 of this agreement, (iv) the institution, threatening or contemplation of any proceeding for any of those purposes, or (v) any requests made by any Securities Commission or the SEC or any state securities regulator to amend or supplement the Prospectus or the U.S. Placement Memorandum or for additional information, and will use its commercially reasonable efforts to prevent the issuance of any such order and, if any such order is issued, to obtain the withdrawal of the order promptly;

8.1.3 the Corporation will apply the net proceeds from the issue and sale of the Offered Shares substantially in accordance with the disclosure set out under the heading "Use of Proceeds" in the Preliminary Prospectus and the Prospectus; and

8.1.4 the Corporation will use its commercially reasonable efforts to promptly do, make, execute, delivery or cause to be done, made, executed or delivered, all such acts, documents and things as the Underwriters may reasonably require from time to time for the purpose of giving effect to this agreement and the other transactions contemplated by the Prospectus and take all such steps as may be reasonably within its power to implement to its full extent the provisions of this agreement and the other transactions contemplated by the Prospectus.

9. Conditions of Closing.

9.1 The obligation of the Underwriters to purchase the Offered Shares will be subject to the following, which conditions may be waived in writing in whole or in part by the Underwriters:

9.1.1 the Underwriters will have received a legal opinion from McKinney, Bancroft & Hughes, Bahamian counsel to the Corporation, dated and delivered the Closing Date, in form and substance satisfactory to the Underwriters and their counsel, acting reasonably (and such counsel may rely upon opinions of local counsel where such counsel deems such reliance proper as to the laws other than the Bahamas, may rely as to matters of fact, on certificates of auditors, public officials and officers of the Corporation) with respect to the following matters:

(a) the Corporation (a) is a corporation duly incorporated and validly existing under the laws of the Bahamas, (b) is duly qualified to carry on its business in each jurisdiction in which it currently carries on business, and (c) has all requisite corporate power and authority to carry on its business and to own, lease and operate its property and assets, as described in the Prospectus, except to the extent that the failure to be so qualified does not have a material adverse impact on the business and affairs of the Corporation, taken as a whole;

(b) as to the authorized capital of the Corporation and as to the number of common shares which will, upon receipt of the consideration therefor be issued and outstanding as fully paid and non-assessable common shares as at the date of such opinion;

(c) each of the Preliminary Prospectus and the Prospectus, and the execution and filing of each of the Preliminary Prospectus and the Prospectus with the Securities Commissions, have been duly approved and authorized by all necessary action on the part of the Corporation, and each of the Preliminary Prospectus and the Prospectus have been duly executed by and on behalf of the Corporation;

(d) the Offered Shares have been validly authorized and issued and are outstanding as fully paid and non-assessable common shares of the Corporation, and the Over-Allotment Option has been validly authorized and issued;

(e) the attributes of the Common Shares are consistent in all material respects with the description thereof in the Prospectus;

(f) all necessary action has been taken by the board of directors of the Corporation to authorize the execution and delivery by the Corporation of this agreement, and the performance of its obligations under this agreement, and this agreement has been duly executed and delivered by the Corporation and constitutes a legal, valid and binding obligation of the Corporation enforceable against it in accordance with its terms, subject to customary exceptions and limitations relating to bankruptcy, insolvency and other similar laws affecting the enforcement of creditors' rights and equitable remedies generally;

(g) the form and terms of the certificate for the common shares (a) have been approved and adopted by the board of directors of the Corporation, and (b) do not conflict with the applicable Laws of the Bahamas or the constating documents of the Corporation;

(h) the Corporation has taken all necessary corporate action to duly appoint the Transfer Agent at its principal offices in Calgary and Toronto as the transfer agent and registrar for the common shares;

(i) the execution and delivery of this agreement and the fulfillment of the terms of this agreement by the Corporation:

(i) do not and will not result in a breach of or default under, and do not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of or default under, and do not and will not conflict with:

(A) any of the terms, conditions or provisions of the constating documents or resolutions of the securityholders or board of directors, or any committee of the board of directors, of the Corporation; or

(B) any laws of the Bahamas applicable to the Corporation; or

(ii) to counsel's knowledge do not (or will not with the giving of notice, the lapse of time or the happening of any other event or condition) result in a breach or a violation of, or conflict with or result in a default under, or allow any other Person to exercise any rights under, any agreement, license or permit to which the Corporation is a party or by which its business may be affected;

which individually or in the aggregate would have or result in a Material Adverse Effect or affect the ability of the Corporation to perform its obligations under this agreement; and

(iii) to counsel's knowledge do not require the consent, approval, authorization, registration or qualification of or with any court, Governmental Body or other third party;

9.1.2 the Underwriters will have received a legal opinion from Conyers Dill & Pearman, Bermudian counsel to PCL, dated and delivered the Closing Date, in form and substance satisfactory to the Underwriters and their counsel, acting reasonably (and such counsel

may rely as to matters of fact, on certificates of auditors, public officials and officers of the PCL) with respect to the following matters:

(a) PCL (a) is a corporation duly incorporated and validly existing under the laws of the Bermuda, (b) is duly qualified to carry on its business in each jurisdiction in which it currently carries on business, and (c) has all requisite corporate power and authority to carry on its business and to own, lease and operate its property and assets, as described in the Prospectus, except to the extent that the failure to be so qualified does not have a material adverse impact on the business and affairs of the Corporation and PCL, taken as a whole;

(b) as to the authorized capital of PCL and as to the number of shares of PCL outstanding as fully paid and non-assessable shares as at the date of such opinion;

(c) the Corporation is the sole registered holder of the outstanding securities of PCL; and

(d) to counsel's knowledge there are no material legal or governmental proceedings pending or threatened to which PCL is a party or to which any of the material properties of PCL is subject that not described in the Prospectus;

9.1.3 the Underwriters will have received a legal opinion from McCarthy Tétrault LLP, Canadian counsel to the Corporation and Petrobank, dated and delivered the Closing Date, in form and substance satisfactory to the Underwriters and their counsel, acting reasonably (and such counsel may rely upon opinions of local counsel where such counsel deems such reliance proper as to the laws other than Canada, British Columbia, Alberta and Ontario and may rely, as to matters of fact, on certificates of auditors, public officials and officers of the Corporation and Petrobank) with respect to the following matters:

(a) Petrobank is a corporation duly incorporated and validly existing under the ABCA;

(b) each of the Preliminary Prospectus and the Prospectus, and the execution and filing of each of the Preliminary Prospectus and the Prospectus with the Securities Commissions, have been duly approved and authorized by all necessary corporate action on the part of Petrobank and each of the Preliminary Prospectus and the Prospectus has been duly executed by Petrobank as promoter of the Corporation;

(c) all necessary action has been taken by the board of directors of Petrobank to authorize the execution and delivery by it of this agreement and the performance of its obligations under this agreement, and this agreement has been duly executed and delivered by Petrobank and constitutes a legal, valid and binding obligation of Petrobank enforceable against it in accordance with its terms, subject to customary exceptions and limitations relating to bankruptcy, insolvency and other similar laws affecting the enforcement of creditors' rights and equitable remedies generally;

(d) all necessary documents have been filed, all requisite proceedings have been taken and all other legal requirements have been fulfilled under the laws of each

of the Qualifying Jurisdictions in order to qualify the distribution of the Offered Shares through investment dealers or brokers who are registered under applicable legislation of the Qualifying Jurisdictions and who have complied with the relevant provisions of such applicable legislation, and to qualify the distribution of the Over-Allotment Option by the Corporation to the Underwriters;

(e) the TSX has conditionally approved the listing of the Offered Shares, subject to the satisfaction of the Standard Listing Conditions;

(f) the form and terms of the certificate for the common shares comply with the applicable requirements of the TSX;

(g) the execution and delivery of this agreement and the fulfillment by Petrobank of the terms of this agreement is a party:

(i) do not and will not result in a breach of or default under, and do not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of or default under, and do not and will not conflict with:

(A) any of the terms, conditions or provisions of the constating documents or resolutions of the securityholders of Petrobank; or

(B) any federal laws of Canada and the laws of the Province of Alberta applicable to Petrobank;

which individually or in the aggregate would have or result in a Material Adverse Effect or affect the ability of Petrobank to perform its obligations under this agreement;

(h) the Offered Shares will be qualified investments under the Tax Act for trusts governed by registered retirement savings plans, registered retirement income funds and deferred profit sharing plans (the "**Plans**") and for trusts governed by registered education savings plans;

(i) the confirmation of the accuracy and completeness of the section in the Prospectus entitled "Certain Canadian Federal Income Tax Considerations";

(j) the Corporation is a reporting issuer or its equivalent in each of the Qualifying Jurisdictions in which such concept exists, and is not in default of the requirements of the Securities Laws of such Qualifying Jurisdictions; and

(k) as to such other matters as the Underwriters or counsel to the Underwriters may reasonably request;

9.1.4 if any of the Offered Shares are to be sold in the United States, the Underwriter will have received an opinion, in form and substance acceptable to the Underwriters and their counsel, acting reasonably, to the effect that the offer, sale and delivery of the Offered Shares in the United States does not require registration under the U.S. Securities Act;

9.1.5 the Underwriters will have received from their counsel a legal opinion dated and delivered on the Closing Date, in form and substance satisfactory to the Underwriters, acting reasonably, with respect to those matters as the Underwriters may reasonably require relating to the distribution of the Offered Shares. In connection with that opinion, counsel to the Underwriters may rely on the opinion of counsel to the Corporation and any underlying certificates and, with respect to matters governed by the laws of jurisdictions other than the Provinces of Alberta, British Columbia and Ontario on the opinions of local counsel to the Corporation;

9.1.6 the Underwriters will have received certificates dated the Closing Date signed by those senior officers of each of the Corporation and Petrobank as may be acceptable to the Underwriters, acting reasonably, in form and content satisfactory to the Underwriters, acting reasonably, with respect to:

(a) the constating documents of each of the Corporation and Petrobank;

(b) the resolutions of the directors of each of the Corporation and Petrobank relevant to the allotment, issue and sale, as the case may be, of the Offered Shares and the authorization of the agreements and transactions contemplated by this agreement; and

(c) the incumbency signatures of signing officers of each of the Corporation and Petrobank;

9.1.7 the Corporation will cause the auditors of the Corporation to deliver to the Underwriters a comfort letter, dated the Closing Date, in form and substance satisfactory to the Underwriters, acting reasonably, bringing forward to the Closing Date the information contained in the comfort letter referred to in Section 4.4.5 of this agreement;

9.1.8 the Corporation will deliver to the Underwriters, at the Time of Closing, a certificate dated the Closing Date addressed to the Underwriters signed by its chief executive officer and its chief financial officer, without personal liability, with respect to the following matters:

(a) the Corporation has complied with all the covenants and satisfied all the terms and conditions of this agreement on its part to be complied with and satisfied at or prior to the Time of Closing;

(b) subsequent to the respective dates as at which information is given in the Prospectus, there has not been any adverse material change, or any development involving a prospective adverse material change in the condition (financial or otherwise) or results of operations of the Corporation, other than as disclosed in the Prospectus or any Supplementary Material, as the case may be;

(c) subsequent to the respective dates as at which information is given in the Prospectus, no transaction out of the ordinary course of business has been entered into by the Corporation, or has been approved by the directors, which results or could result in an adverse material change to the Corporation, other than as disclosed in the Prospectus or any Supplementary Material, as the case may be;

(d) the representations and warranties of the Corporation contained in this agreement, in any certificates delivered on behalf of the Corporation pursuant to or in connection with this agreement or that are otherwise deemed to be given hereunder upon delivery of the Prospectus, the U.S. Placement Memorandum and any Supplementary Material, are true and correct as at the Time of Closing, with the same force and effect as if made on and as at the Time of Closing (and, with respect to the representations and warranties contemplated by Section 4.2 hereof, as if the Prospectus or any Supplementary Material was delivered to the Underwriters at the Time of Closing); and

(e) no order, ruling or determination having the effect of ceasing the trading or suspending the sale of the common shares has been issued and no proceedings for that purpose have been instituted or are pending or, to the knowledge of those officers, contemplated or threatened by any regulatory authority; and

the truth and correctness of all of those matters at the Time of Closing shall be closing conditions in favour of the Underwriters, provided however, that any such closing condition shall be deemed to have been waived by the Underwriters to the extent any evidence of a non-fulfillment of such condition is actually known to the Underwriters and not presented in writing to the Corporation at any time before the Time of Closing;

9.1.9 Petrobank will deliver to the Underwriters, at the Time of Closing, a certificate dated the Closing Date addressed to the Underwriters signed by its chief executive officer and its chief financial officer, without personal liability, with respect to the following matters:

(a) the Corporation has complied with all the covenants and satisfied all the terms and conditions of this agreement on its part to be complied with and satisfied at or prior to the Time of Closing; and

(b) the representations and warranties of Petrobank contained in this agreement, in any certificates delivered on behalf of Petrobank pursuant to or in connection with this agreement or that are otherwise deemed to be given hereunder upon delivery of the Prospectus, the U.S. Placement Memorandum and any Supplementary Material, are true and correct as at the Time of Closing, with the same force and effect as if made on and as at the Time of Closing (and, with respect to the representations and warranties contemplated by Section 4.2 hereof, as if the Prospectus or any Supplementary Material was delivered to the Underwriters at the Time of Closing); and

the truth and correctness of all of those matters at the Time of Closing shall be closing conditions in favour of the Underwriters, provided however, that any such closing condition shall be deemed to have been waived by the Underwriters to the extent any evidence of a non-fulfillment of such condition is actually known to the Underwriters and not presented in writing to Petrobank at any time before the Time of Closing;

9.1.10 all actions required to be taken by or on behalf of the Corporation including the passing of all requisite resolutions and all requisite filings with governmental authorities, Securities Commissions or courts will have occurred at or prior to the Time of Closing so as to validly authorize the execution and filing of the Prospectus and any Supplementary Material and to create and issue the Offered Shares having the attributes contemplated by the Prospectus;

9.1.11 the Offered Shares will have been conditionally approved for listing and posted for trading on the TSX on the business day immediately preceding the Closing Date, subject only to the Standard Listing Conditions;

9.1.12 the Underwriters shall be satisfied that no event contemplated by Sections 5.1.1, 5.1.2 or 5.1.3 shall have occurred, other than as disclosed in the Prospectus or any Supplementary Material, as the case may be; and

9.1.13 the Underwriters will have received such other certificates, agreements, materials or documents in form and substance satisfactory to the Underwriters as the Underwriters may reasonably request.

10. Closing.

10.1 The closing of the purchase and sale of the Firm Shares ("**Closing**") will be completed at the Time of Closing at the offices of the Corporation's counsel in Calgary, Alberta or at any other place agreed in writing by the Corporation and the Lead Underwriter. At the Time of Closing, the Lead Underwriter shall deliver to the Corporation: (i) any documentation required by the TSX or the Securities Commissions as specified by the Corporation to the Lead Underwriter for such purpose; and (ii) by wire transfer or otherwise the purchase price for the Firm Shares being issued and sold to the Underwriters under this agreement, net of the fees payable by the Corporation to the Underwriters as provided in this agreement against delivery by:

10.1.1 the Corporation to the Lead Underwriter, for the respective accounts of the Underwriters, the Firm Shares, through the facilities of the Canadian Depository for Securities Limited; and

10.1.2 the Corporation to the Lead Underwriter, all further documentation as may be contemplated in this agreement.

10.2 The sale of the Over-Allotment Option Shares, if applicable, shall be completed at the offices of the Corporation's counsel in Calgary, Alberta or at such other place as the Corporation and the Lead Underwriter may agree, on the date (the "**Additional Closing Date**") and at the time ("**Additional Closing Time**") specified by the Lead Underwriter in the written notice given by the Lead Underwriter pursuant to their election to purchase such Over-Allotment Option Shares (provided that in no event shall such time be earlier than the Closing Time or earlier than two business days after the date of the written notice of the Lead Underwriter to the Corporation in respect of the Over-Allotment Option Shares), or at such other time and date as the Lead Underwriter and the Corporation may agree upon in writing. Subject to the conditions set forth in Section 9, (with the references therein to the Time of Closing changed to the Additional Closing Time), the Lead Underwriter, at the Additional Closing Time, shall deliver to the Corporation: (i) any documentation required by the TSX or the Securities Commissions as specified by the Corporation to the Lead Underwriter for such purpose; and (ii) by wire transfer or otherwise the purchase price for the Over-Allotment Option Shares being issued and sold to the Underwriters under this agreement net of the fees payable by the Corporation to the Underwriters as provided in this agreement against delivery by:

10.2.1 the Corporation to the Lead Underwriter, for the respective accounts of the Underwriters, the Over-Allotment Option Shares, through the facilities of the Canadian Depository for Securities Limited; and

10.2.2 the Corporation to the Lead Underwriter, all further documentation as may be contemplated in this agreement.

10.3 Whether or not specifically contemplated in this agreement, all provisions of this agreement shall apply in the same manner and upon the same terms and conditions in respect of any Over-Allotment Option Shares as would apply to the Firm Shares issued and sold pursuant to this agreement, and any steps to be taken or conditions to be satisfied at the Additional Closing shall be the same as those steps to be taken or conditions to be satisfied at Closing Time.

11. Restrictions on Further Issues or Sales.

11.1 The Corporation shall not issue or agree to issue any common shares of the Corporation or securities convertible or exchangeable into common shares, other than:

11.1.1 issuances of common shares upon exercise of existing director, officer or employee stock options outstanding on the date hereof pursuant to any compensation plan detailed in the Corporation's most recent information circular or Financial Statements;

11.1.2 issuances of securities upon exercise or conversion of other convertible securities outstanding on the date hereof as detailed in the Corporation's most recent Financial Statements,

11.1.3 issuances of stock options or deferred common shares and the common shares issuable pursuant to the exercise thereof to directors, officers or employees under the Corporation's stock option plan or deferred share compensation plan granted subsequently in the ordinary course in accordance with stock exchange and regulatory approval,

11.1.4 convertible debt securities convertible into common shares provided that the common shares of the Corporation trade at a price greater than the issue price pursuant to this Offering for five consecutive trading days prior to a convertible debt securities issue; or

11.1.5 subject to a limit of an aggregate number of common shares equal to 10% of the number of common shares outstanding immediately following the completion of the Offering, common shares issued in connection with the direct or indirect acquisition by the Corporation of the securities or assets of any other entity,

in each case during the period beginning on the date hereof and ending 60 days after the Closing Date, without the prior written consent of the Lead Underwriter, such agreement not to be unreasonably withheld or delayed.

11.2 Petrobank shall not sell, transfer or otherwise dispose of, or agree to sell, transfer or otherwise dispose of, any common shares of the Corporation that it owns (or publicly announce any intention to do so) during the period beginning on the date hereof and ending 60 days after the Closing Date without the prior written consent of the Lead Underwriter, such agreement not to be unreasonably withheld or delayed.

11.3 If the Corporation or Petrobank provides the Lead Underwriter with notice of a pending offering of securities to which Section 11.1 or 11.2 applies, which notice must provide reasonable detail regarding the terms of the pending offering, the Lead Underwriter shall provide notice to the Corporation or Petrobank, as the case may be, as to whether it grants its consent within three

hours of being notified by the Corporation (with the three hour time period occurring between 6:00 a.m. and 7:00 p.m. Calgary time), failing which the Lead Underwriter will be deemed to have consented to such pending offering.

11.4 This section 11 shall not apply to any transaction involving the issuance of common shares of the Corporation where the issue price is at least equal to 125% of the issue price of the Offered Shares issued pursuant to this offering.

12. Offering in the United States.

12.1 The Underwriters and the Corporation make the representations, warranties and covenants applicable to them in Annex A hereto and the Underwriters agree, on behalf of themselves and their United States affiliates, for the benefit of the Corporation, to comply with the U.S. selling restrictions imposed by the laws of the United States and set forth in Annex A hereto, which forms part of this agreement. The Underwriters further agree to obtain such an agreement of each member of the selling dealer group. Notwithstanding the foregoing provisions of this Section 12, an Underwriter will not be liable to the Corporation under this Section 12 or Annex A with respect to a violation by another Underwriter or by another member of the selling dealer group of the provisions of this Section 12 or Annex A if the Underwriter first mentioned is not itself also in violation.

13. Indemnification.

13.1 The Corporation agrees to protect, hold harmless and indemnify each of the Underwriters and their respective affiliates and each of their respective directors, officers, employees, shareholders and agents (collectively, the "**Indemnified Parties**") from and against all losses (other than losses of profit in connection with the distribution of the Offered Shares), claims (including shareholder actions), damages, liabilities (joint or several), costs and expenses, including, without limitation, all amounts paid to settle actions (if settled in accordance with the terms hereof) or satisfy judgments or awards and all reasonable legal fees and expenses (collectively, a "**Claim**") caused by or arising directly or indirectly by reason of:

13.1.1 any breach of or default under any representation, warranty, covenant or agreement of the Corporation of this agreement, any other document to be delivered pursuant hereto or the failure of the Corporation to comply with any of its obligations hereunder;

13.1.2 any information or statement (except any information or statement relating solely to the Underwriters, or any of them, provided by the Underwriters) contained in any of the Offering Documents or any other document or material filed or delivered by or on behalf of the Corporation pursuant to this agreement (collectively, the "**Transaction Documents**") being or being alleged to be a misrepresentation (except a misrepresentation relating solely to the Underwriters or any of them, provided by the Underwriters) in those documents;

13.1.3 any order made or any inquiry, investigation or proceeding instituted, threatened or announced by any court, securities regulatory authority, stock exchange or by any other competent authority, based upon any misrepresentation or alleged misrepresentation (except a misrepresentation in respect of any information or statement relating solely to the Underwriters, or any of them, and provided by the Underwriters in writing) contained in any of the Transaction Documents, preventing or restricting the trading in or the sale or distribution of the Offered Shares;

13.1.4 the Corporation not complying with any requirement of any Securities Laws in connection with the Transaction Documents, the sale and distribution of the Offered Shares or otherwise in connection with the transactions contemplated by this agreement, including non-compliance with any statutory requirement to make any document available for inspection; or

13.1.5 any costs, expenses, liabilities or damages of any nature or kind incurred by the Underwriters or any of them, including third party claims, arising from or relating to any sales of Offered Shares to any director, officer or employee of the Corporation,

and, subject to section 13.4, will reimburse the Indemnified Parties for all reasonable out-of-pocket costs, charges and expenses, as incurred, which any of them may pay or incur in connection with investigating or disputing any Claim or action related thereto.

13.2 Petrobank agrees to protect, hold harmless and indemnify the Indemnified Parties from and against all Claims caused by or arising directly or indirectly by reason of any breach of or default under any representation, warranty, covenant or agreement of Petrobank of this agreement, any other document to be delivered pursuant hereto or the failure of Petrobank to comply with any of its obligations hereunder, and, subject to section 13.4, will reimburse the Indemnified Parties for all reasonable out-of-pocket costs, charges and expenses, as incurred, which any of them may pay or incur in connection with investigating or disputing any Claim or action related thereto.

13.3 If any Claim contemplated by this section is asserted against any of the Indemnified Parties, or if any potential Claim contemplated by this section comes to the knowledge of any of the Indemnified Parties, the Indemnified Party concerned will notify in writing the Corporation or Petrobank, as applicable, as soon as reasonably practicable, of the nature of the Claim (provided that any delay or failure to so notify in respect of any potential Claim will not affect the liability of the Corporation or Petrobank, as applicable under this section except and to the extent that any such delay or failure prejudices the defence of such Claim or potential Claim or results in any increase in the liability of the Corporation or Petrobank, as applicable, under this section). The Corporation or Petrobank, as applicable, will, subject to the following, be entitled (but not required) to assume the defence on behalf of the Indemnified Party of any suit brought to enforce the Claim, provided that the defence will be through legal counsel selected by the Corporation or Petrobank, as applicable, and acceptable to the Indemnified Party, acting reasonably, and no admission of liability will be made by the Corporation or Petrobank, as applicable, or the Indemnified Party without, in each case, the prior written consent of all the affected parties thereto, in each case, which consent will not be unreasonably withheld. An Indemnified Party will have the right to employ separate counsel in any such suit and participate in its defence but the fees and expenses of that counsel will be at the expense of the Indemnified Party unless:

13.3.1 the Corporation or Petrobank, as applicable, fails to assume the defence of the suit on behalf of the Indemnified Party within ten business days of receiving notice of the suit;

13.3.2 the employment of that counsel has been authorized by the Corporation or Petrobank, as applicable; or

13.3.3 the named parties to the suit (including any added or third parties) include the Indemnified Party and the Corporation or Petrobank, as applicable, and the Indemnified Party has been advised in writing by counsel that there are legal defences available to the Indemnified Party that are different or in addition to those available to the Corporation or Petrobank, as applicable, such that representation by the same counsel would be

inappropriate or that representation of the Indemnified Party by counsel for the Corporation or Petrobank, as applicable, is inappropriate as a result of the potential or actual conflicting interests of those represented;

(in each of cases 13.3.1, 13.3.2 or 13.3.3, the Corporation or Petrobank, as applicable, will not have the right to assume the defence of the suit on behalf of the Indemnified Party, but the Corporation or Petrobank, as applicable, will be liable to pay the reasonable fees and expenses of a single separate counsel for all Indemnified Parties and, in addition, of local counsel in each applicable jurisdiction). Notwithstanding the foregoing, no settlement or compromise of any Claim or potential Claim may be made by an Indemnified Party without the prior written consent of the Corporation or Petrobank, as applicable,, which consent will not be unreasonably withheld.

13.4 The rights of indemnity and reimbursement contained in this Section 13 will not enure to the benefit of: (a) the Underwriters if the Corporation and Petrobank have complied with the provisions of Sections 4 and 5 and the person asserting any claim contemplated by this Section 13 was not provided with a copy of any Transaction Document which corrects any misrepresentation which is the basis of the Claim and which is required under Securities Laws or U.S. securities laws to be delivered to that person by the Underwriters or members of their banking or selling group (if any); or (b) to an Indemnified Party to the extent the Claim was caused by any fraud, willful misconduct or gross negligence by the Indemnified Party.

13.5 The parties hereby acknowledge and agree that, with respect to Sections 13 and 14 of this agreement, the Underwriters are contracting on their own behalf and as trustees for their affiliates', and their and their affiliates' respective trustees, directors, officers, employees and agents (collectively, the "**Beneficiaries**"). In this regard, the Underwriters will act as trustees for the Beneficiaries of the covenants of the Indemnifying Parties under Sections 13 and 14 of this agreement with respect to the Beneficiaries and accepts these trusts and will hold and enforce those covenants on behalf of the Beneficiaries.

13.6 Each of the Corporation and Petrobank hereby waives any right it may have of first requiring an Indemnified Party to proceed against, enforce any other right, power, remedy or security or claim payment from, any other person before claiming against it under this Section 13.

13.7 If the Corporation or Petrobank, as applicable, has assumed the defense of any suit brought to enforce a Claim hereunder at the expense of the Corporation or Petrobank, as applicable,, the Indemnified Party shall provide the Corporation or Petrobank, as applicable, copies of all documents and information in its possession pertaining to the Claim, take all reasonable actions required by the Corporation or Petrobank, as applicable, to preserve the right to object to or defend against the Claim, consult and reasonably cooperate with the Corporation or Petrobank, as applicable, in determining whether the Claim and any legal proceeding resulting therefrom should be resisted, compromised or settled and reasonably cooperate and assist in any negotiations to compromise or settle, or in any defense of, a Claim undertaken by the Corporation or Petrobank, as applicable.

13.8 If any Claim is brought in connection with the transactions contemplated by this agreement and the Underwriters are required to testify in connection therewith or is required to respond to procedures designed to discover information relating thereto, the reasonable fees of the Underwriters at the normal per diem rate for its directors, officers, employees and agents involved in preparation for, and attendance at, such proceedings or in so responding and any other reasonable costs and out-of-pocket expenses incurred by it in connection therewith will be paid by the Corporation or Petrobank, as applicable, as they are incurred.

13.9 The obligations under Sections 13 and 14 shall apply whether or not the transactions contemplated by this agreement are completed and shall survive the completion of the transactions contemplated under this agreement and the termination of this agreement.

14. Contribution.

14.1 In order to provide for just and equitable contribution in circumstances in which an indemnity provided in Section 13 of this agreement would otherwise be available in accordance with its terms but is, for any reason not primarily attributable to any one or more of the Indemnified Parties, held to be unavailable to or unenforceable by the Indemnified Parties or enforceable otherwise than in accordance with its terms, the Corporation will contribute to the aggregate of all claims, damages, liabilities, costs and expenses and all losses (other than losses of profits in connection with the distribution of the Offered Shares) of the nature contemplated in Section 13 of this agreement and suffered or incurred by the Indemnified Parties in proportions reflective of the relative benefits received by the Indemnifying Parties and the Corporation, as well as their relative fault and any other relevant equitable considerations, as determined by a court of competent jurisdiction; provided that the Underwriters will not in any event be liable to contribute, in the aggregate, any amount in excess of the total fee or any portion actually received.

14.2 The rights to contribution provided in this section will be in addition to and not in derogation of any other right to contribution which the Indemnified Parties may have by statute or otherwise at law provided that Section 14.1 of this section will apply, with necessary changes of detail, in respect of that other right.

14.3 No party who has engaged in any fraud, willful misconduct or gross negligence will be entitled to claim indemnity under Section 13.1 or 13.2 or contribution under Section 14.1 from any person who has not engaged in that fraud, willful misconduct or gross negligence.

15. Expenses.

15.1 Whether or not the purchase and sale of the Offered Shares is completed, all reasonable expenses of or incidental to the creation, issuance and delivery of the Offered Shares and of or incidental to all matters in connection with the transactions set out in this agreement will be borne by the Corporation including, without limitation:

15.1.1 expenses payable in connection with the qualification for distribution of the Offered Shares under applicable Securities Laws;

15.1.2 the reasonable fees and expenses of the Corporation's auditors, counsel to the Corporation and all related local counsel;

15.1.3 all costs incurred in connection with the preparation, filing and printing of the Preliminary Prospectus, the Prospectus, the U.S. Placement Memorandum and any Supplementary Material;

15.1.4 all fees and expenses of the Trust Company including all fees and expenses payable to or incurred by the Trust Company in connection with such additional transfers required in the course of the distribution of the Offered Shares and all fees payable to The Canadian Depository for Securities Limited; and

15.1.5 the reasonable out-of-pocket expenses of the Underwriters including, without limitation, the fees (to a maximum of $55,000), disbursements and any applicable tax thereon of the Underwriters' Canadian and foreign counsel and all expenses associated with the "road shows" and marketing activities and all travel and lodging expenses;

including Canadian federal goods and services tax and provincial sales tax eligible in respect of any of the foregoing.

16. All Terms to be Conditions.

16.1 The Corporation agrees that the conditions contained in Section 9 of this agreement will be complied with insofar as they relate to acts to be performed or caused to be performed by the Corporation, and that it will use its reasonable commercial efforts to cause all of those conditions to be complied with. All representations, warranties, covenants and other terms of this agreement will be and will be deemed to be conditions, and any breach or failure to comply with any of them or any of the conditions set out in Section 9 will entitle the Underwriters or any of them to terminate their obligation to purchase the Offered Shares, by written notice to that effect given to the Corporation at or prior to the Time of Closing. It is understood that the Underwriters may waive, in whole or in part, or extend the time for compliance with, any of those terms and conditions without prejudice to the rights of the Underwriters in respect of any of those terms and conditions or any other or subsequent breach or non-compliance, provided that to be binding on the Underwriters any such waiver or extension must be in writing.

17. Termination by Underwriters in Certain Events.

17.1 Each Underwriter will also be entitled to terminate its obligation to purchase the Offered Shares by written notice to that effect given to the Corporation and Petrobank at or prior to the Time of Closing if:

17.1.1 any inquiry, investigation or other proceeding is commenced, announced or threatened or any order is issued under or pursuant to any relevant statute or by any stock exchange or other regulatory authority (unless based upon the activities or alleged activities of the Underwriters) or there is any change of law, or interpretation or administration thereof, which, in the reasonable opinion of that Underwriter would reasonably be expected to have a Material Adverse Effect on the Corporation and its Subsidiaries (taken as a whole);

17.1.2 there occurs any material change (actual, contemplated or threatened) in the business, affairs, operations, assets, liabilities (contingent or otherwise), capital or ownership of the Corporation or any other change, event or fact contemplated by Section 5.1 which, in the reasonable opinion of that Underwriter, would reasonably be expected to have a significant adverse effect on the market price or value of the Offered Shares or any of them;

17.1.3 there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence of national or international consequence, or any law or regulation which in the opinion of that Underwriter seriously adversely affects, or involves, or will seriously adversely affect, or involve, the financial markets in Canada or the U.S., or the business, operations or affairs of the Corporation and its Subsidiaries (taken as a whole);

17.1.4 the Final MRRS Decision Document (evidencing that a receipt for the Prospectus has been issued by the Securities Commissions of each of the Qualifying Jurisdictions) has not been issued by 5:00 p.m. (Calgary time) on September 5, 2007 (or such other time and/or later date as the Corporation and that Underwriter may agree);

17.1.5 the Underwriters shall become aware, through their due diligence investigations or otherwise, of any material information with respect to the Corporation or any of its Subsidiaries which had not been publicly disclosed or disclosed in writing to the Underwriters at or prior to the date hereof and which in the sole opinion of the Underwriters or any one of them, acting reasonably, could be expected to have a Material Adverse Effect on the Corporation or which materially adversely impacts the distribution or the marketability of the Offered Shares; or

17.1.6 the Corporation or Petrobank shall be in breach or default under or non-compliance with any representation, warranty, term or condition of this agreement in any material respect.

17.2 If this agreement is properly terminated by any of the Underwriters pursuant to Section 17.1 of this agreement, there will be no further liability hereunder on the part of that Underwriter or of the Corporation, to that Underwriter, except in respect of any liability which may have arisen or may later arise under Sections 13, 14 and 15 of this agreement, provided that such termination shall not relieve the Underwriter of any breach of its obligations under this agreement.

17.3 The right of the Underwriters or any of them to terminate their respective obligations under this agreement is in addition to all other remedies as they may have in respect of any default, act or failure to act of the Corporation, in respect of any of the matters contemplated by this agreement. A notice of termination given by one Underwriter under this Section 17 will not be binding upon the other Underwriters.

18. Market Stabilization.

18.1 In connection with the distribution of the Offered Shares, the Underwriters and members of their selling group (if any) may effect transactions which stabilize or maintain the market price of the Offered Shares at levels above those which might otherwise prevail in the open market, in compliance with Securities Laws. Those stabilizing transactions, if any, may be discontinued at any time.

19. Obligations of the Underwriters to be Several.

19.1 Subject to the terms and conditions of this agreement, the obligation of the Underwriters to purchase the Firm Shares and the Over-Allotment Shares, if any, will be several and not joint, including, without limitation, that:

19.1.1 each of the Underwriters shall be obligated to purchase only the percentage of the total number of Firm Shares and, if applicable, Over-Allotment Option Shares set forth opposite their names set forth in this Section 19.1; and

19.1.2 if any one or more of the Underwriters shall not purchase its applicable percentage of:

(a) the Firm Shares at the Time of Closing; or

(b) the Over-Allotment Option Shares, if any, to be purchased at the Additional Closing Time;

then the other Underwriters who are willing and able to purchase their own applicable percentage of the total number of Offered Shares shall have the right, but shall not be obligated, to purchase all of the percentage of Offered Shares which would otherwise have been purchased by such one or more of the Underwriters; the Underwriters exercising such right shall purchase such Offered Shares pro rata to their respective percentages aforesaid or in such other proportions as they may otherwise agree. In the event such right is not exercised, the Underwriters which are not in default shall be entitled by written notice to the Corporation to terminate this agreement without liability.

The percentage of the Offered Shares to be severally purchased and paid for by each of the Underwriters will be as follows:

Haywood Securities Inc..	62.5%
Fraser Mackenzie Ltd.	10.0%
TD Securities Inc.	10.0%
FirstEnergy Capital Corp.	7.5%
RBC Dominion Securities Inc.	5.0%
GMP Securities L.P.	2.5%
Scotia Capital Inc.	2.5%

Noting in this agreement shall obligate the Corporation to sell less than all of the Firm Shares or shall relieve any Underwriter in default from liability to the Corporation or any non-defaulting Underwriter in respect of the defaulting Underwriter's default hereunder. In the event of a termination by the Corporation of its obligations under this agreement there shall be no further liability on the part of the Corporation to the Underwriters except in respect of any liability which may have arisen or may thereafter arise under Sections 13, 14 or 15.

20. Notice.

20.1 Any notice or other communication required or permitted to be given under this agreement will be in writing and will be delivered to:

(a) in the case of the Corporation:

Calle 114 No. 9-45
Torre B Officina 1506
Bogota, Colombia
Attention: President and Chief Financial Officer
Facsimile: 011-571-629-2724

with a copy to:

McCarthy Tetrault LLP
Suite 3300, 421-7th Avenue SW
Calgary, Alberta T2P 4K9
Attention: Andrew D. Grasby
Facsimile No.: (403) 260-3501

(b) in the case of Petrobank:

2600, 240 – 4th Avenue S.W.
Calgary, Alberta T2P 4H4
Attention: President & Chief Executive Officer
Facsimile No.: (403) 266-5794

with a copy to:

McCarthy Tetrault LLP
Suite 3300, 421-7th Avenue SW
Calgary, Alberta T2P 4K9
Attention: Andrew D. Grasby
Facsimile No.: (403) 260-3501

(c) in the case of Haywood Securities Inc.

#301, 808 - 1st Street S.W.
Calgary, Alberta T2P 1M9
Attention: William A. Kanters
Facsimile No.: (403) 509-1991

(d) in the case of Fraser Mackenzie Ltd.

83 Yonge Street
Suite 200
Toronto, Ontario M5C 1S8
Attention: JC St-Amour
Facsimile No.: (416) 955-4630

(e) in the case of TD Securities Inc.:

800 Home Oil Tower
324 - 8th Avenue S.W.
Calgary, Alberta T2P 2Z2
Attention: Bill Roberts
Facsimile No.: (403) 292-2776

(f) in the case of FirstEnergy Capital Corp.:

Suite 1100, 311-6th Ave. S.W.
Calgary, Alberta T2P 3H2
Attention: John S. Chambers
Facsimile No.: (403) 262-0688

(g) in the case of RBC Dominion Securities Inc.:

1110 Bankers Hall West
888 – 3 Street S.W.
Calgary, Alberta T2P 5C5
Attention: Robi Contrada

Facsimile No.: (403) 299-6901

(h) in the case of GMP Securities L.P.

1600, 500 – 4 Avenue S.W.
Calgary, Alberta T2P 2V6
Attention: Sandy L. Edmonstone
Facsimile No.: (403) 543-3589

(i) in the case of Scotia Capital Inc.:

1800, 700 – 2 Street S.W.
Calgary, Alberta T2P 2W1
Attention: Brett Undershute
Facsimile No.: (403) 269-8355

with a copy in each case to:

Blake, Cassels & Graydon LLP
3500, Bankers Hall, East Tower
855 - 2nd Street S.W.
Calgary, Alberta T2P 4J8
Attention: Daniel McLeod
Facsimile: (403) 260-9700

The parties may change their respective addresses for notices by notice given in the manner set out above. Any notice or other communication will be in writing, and unless delivered personally to the addressee or to a responsible officer of the addressee, as applicable, will be given by facsimile and will be deemed to have been given when (i) in the case of a notice delivered personally to a responsible officer of the addressee, when so delivered, and (ii) in the case of a notice delivered or given by facsimile, on the first business day following the day on which it is sent.

21. Early Delivery

21.1 Certain subscribers will only release their payment of the purchase price of the Offered Shares on delivery to them of the share certificate representing such Offered Shares. In connection with these subscribers, it is customary for the Lead Underwriter, as a lead underwriter, to take delivery of the share certificates from the Corporation and, if applicable, from the Corporation's transfer agent prior to the Closing Date and, in connection therewith, to agree to indemnify the transfer agent and the Corporation for any losses suffered by either of them due to the arrangements for early release of the certificates. Each Underwriter agrees to reimburse the Lead Underwriter, on a several and not joint basis in the respective percentages described as set out in Section 19.1, for all amounts the Lead Underwriter is required to pay under such indemnities in favour of the transfer agent and the Corporation, except to the extent such amounts are incurred by reason of the willful misconduct, bad faith or gross negligence of the Lead Underwriter.

22. Miscellaneous.

22.1 Except with respect to Sections 13, 14, 16, 17 and 19 of this agreement, all transactions and notices on behalf of the Underwriters under this agreement or contemplated by this agreement

may be carried out or given on behalf of the Underwriters by the Lead Underwriter. The Lead Underwriter shall consult with the other Underwriters in connection with any such action. The Corporation may rely entirely on any such transaction or notice as binding all Underwriters.

22.2 This agreement will be governed by and interpreted in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein.

22.3 Time will be of the essence of this agreement and, following any waiver or indulgence by any party, time will again be of the essence of this agreement.

22.4 The words "agreement", "hereof", "hereunder" and similar phrases mean and refer to the agreement formed as a result of the acceptance by the Corporation of this offer by the Underwriters to purchase the Offered Shares.

22.5 All representations, warranties, covenants and agreements of the Corporation and Petrobank contained in this agreement or contained in documents submitted pursuant to this agreement and in connection with the transaction of purchase and sale contemplated by this agreement will survive the purchase and sale of the Offered Shares and the termination of this agreement and will continue in full force and effect for the benefit of the Underwriters for a period of three years, regardless of any subsequent disposition of the Offered Shares or any investigation by or on behalf of the Underwriters with respect thereto. The Underwriters will be entitled to rely on the representations and warranties of the Corporation and Petrobank contained in this agreement or delivered pursuant to this agreement notwithstanding any investigation which the Underwriters may undertake or which may be undertaken on the Underwriters' behalf.

22.6 Each of the parties to this agreement will be entitled to rely on delivery of a facsimile copy of this agreement and acceptance by each party of any such facsimile copy will be legally effective to create a valid and binding agreement between the parties to this agreement in accordance with the terms of this agreement.

22.7 This agreement may be executed in any number of counterparts including by facsimile, each of which when so executed will be deemed to be an original and all of which, when taken together, will constitute one and the same agreement.

22.8 To the extent permitted by applicable law, the invalidity or unenforceability of any particular provision of this agreement will not affect or limit the validity or enforceability of the remaining provisions of this agreement.

22.9 This agreement and the other documents referred to in this agreement constitute the entire agreement between the Underwriters, the Corporation and Petrobank relating to the subject matter of this agreement and supersede all prior agreements between those parties with respect to their respective rights and obligations in respect of the transactions contemplated under this agreement.

22.10 The terms and provisions of this agreement will be binding upon and enure to the benefit of the Corporation, Petrobank and the Underwriters and their respective successors and assigns, provided that, except as otherwise provided in this agreement, this agreement will not be assignable by any party without the written consent of the others and any purported assignment without that consent will be invalid and of no force and effect.

If this letter accurately reflects the terms of the transactions which we are to enter into and are agreed to by you, please communicate your acceptance by executing the enclosed copies of this letter where indicated and returning them to us.

Yours very truly,

HAYWOOD SECURITIES INC.

By: *"William A. Kanters"*

FRASER MACKENZIE LTD.

By: *"JC St-Amour"*

TD SECURITIES INC.

By: *"Bill Roberts"*

FIRSTENERGY CAPITAL CORP.

By: *"John S. Chambers"*

RBC DOMINION SECURITIES INC.

By: *"Robi Contrada"*

GMP SECURITIES L.P

By: *"Sandy L. Edmonstone"*

SCOTIA CAPITAL INC.

By: *"Brett Undershute"*

Accepted and agreed to by the undersigned as of the date of this letter first written above.

PETROMINERALES LTD.

By: *"John D. Wright"*
Name: John D. Wright
Title: President and Chief Executive Officer

PETROBANK ENERGY AND RESOURCES LTD.

By: *"John D. Wright"*
Name: John D. Wright
Title: President and Chief Executive Officer

ANNEX A
TO
UNDERWRITING AGREEMENT

U.S. Selling Restrictions

1. Capitalized terms used in this Annex A shall have the meanings ascribed to them in the Underwriting Agreement and, in addition, for the purposes of this Annex A, the following terms will have the meanings indicated:

1.1 **"Directed Selling Efforts"** means "directed selling efforts" as defined in Regulation S and, without limiting the foregoing, but for greater clarity, it means, subject to the exclusions from the definition of directed selling efforts contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for the Securities, and includes the placement of any advertisement in a publication with a general circulation in the United States that refers to the offering of the Securities;

1.2 **"Foreign Issuer"** means a foreign issuer as that term is defined in Regulation S. Without limiting the foregoing, but for greater clarity in this Annex, it means any issuer that is (a) the government of any country, or of any political subdivision of a country, other than the United States; or (b) a corporation or other organization incorporated under the laws of any country other than the United States, except an issuer meeting the following conditions: (1) more than 50 percent of the outstanding voting securities of such issuer are directly or indirectly owned of record by residents of the United States; and (2) any of the following: (i) the majority of the executive officers or directors are United States citizens or residents, (ii) more than 50 percent of the assets of the issuer are located in the United States, or (iii) the business of the issuer is administered principally in the United States.

1.3 **"General Solicitation"** and **"General Advertising"** will mean "general solicitation" and "general advertising", respectively, as used in Rule 502(c) under the *U.S. Securities Act*, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio or television, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising;

1.4 **"Institutional Accredited Investor"** means these institutional "accredited investors" specified in Rule 501(a)(1), (2), (3) and (7) of Regulation D;

1.5 **"Qualified Institutional Buyer"** means a "qualified institutional buyer" as defined in Rule 144A;

1.6 **"Regulation D"** means Regulation D promulgated under the *U.S. Securities Act*;

1.7 **"Regulation S"** means Regulation S promulgated under the *U.S. Securities Act*;

1.8 **"Rule 144A"** means Rule 144A promulgated under the *U.S. Securities Act*;

1.9 "**SEC**" means the United States Securities and Exchange Commission;

1.10 "**Selling Dealer Group**" means the dealers and brokers other than the Underwriters who participate in the offer and sale of the Offered Shares pursuant to this agreement;

1.11 "**Substantial U.S. Market Interest**" means "substantial U.S. market interest" as defined in Regulation S;

1.12 "**United States**" or "**U.S.**" means the United States of America, its territories and possessions, any state of the United States and the District of Columbia;

1.13 "**U.S. Exchange Act**" means the *United States Securities Exchange Act* of 1934, as amended;

1.14 "**U.S. Placement Agent**" means any U.S. registered broker-dealer affiliate of an Underwriter that make offers and sales of the Offered Shares in the United States; and

1.15 "**U.S. Securities Act**" means the *United States Securities Act* of 1933, as amended.

2. The Underwriters may offer and sell the Offered Shares within the United States on the terms and subject to the conditions of this Annex A. In connection therewith, the Corporation represents, warrants and covenants that:

2.1 the Corporation is a Foreign Issuer and reasonably believes there is no Substantial U.S. Market Interest with respect to the common shares;

2.2 none of the Corporation, its affiliates or any person acting on its behalf, (other than the Underwriters, U.S. Placement Agent, or any members of the Selling Dealer Group as to whom the Corporation makes no representation), has engaged or will engage in any Directed Selling Efforts in the United States with respect to the Offered Shares;

2.3 the Corporation is not, and following the application of the proceeds of the sale of the Offered Shares in the manner described in the Offering Documents will not be, an open-end investment company, unit investment trust or face amount certificate company that is or is required to be registered or a closed-end investment company that is required to be, but is not, registered under Section 8 of the *United States Investment Company Act* of 1940, as amended;

2.4 none of the Corporation, its affiliates or any person acting on its behalf, (other than the Underwriters, any U.S. Placement Agent, or any members of the Selling Dealer Group, as to whom the Corporation makes no representation), has offered or will offer to sell, or has solicited or will solicit any offer to buy, any Offered Shares in the United States by means of any form of General Solicitation or General Advertising or in any manner involving a public offering within the meaning of Section 4(2) of the *U.S. Securities Act.* Except with respect to the offer and sale of the Offered Shares, the Corporation has not, since the date that is six months prior to the commencement of the offering of the Offered Shares, sold, offered for sale or solicited any offer to buy any of its securities in the United States. The Corporation will not sell, offer for sale or solicit any offer to buy any of its securities in the United States in a manner that would be integrated with the offer and sale of the Offered Shares;

2.5 so long as any of the Offered Shares resold hereunder pursuant to Rule 144A are outstanding and are "restricted securities" within the meaning of Rule 144(a)(3) under the *U.S. Securities Act* and cannot be sold pursuant to Rule 144(k) under the *U.S. Securities Act*, the Corporation will, if it no longer is subject to the reporting requirements of Section 13 or Subsection 15(d) of the *U.S. Exchange Act* or the information furnishing requirements of Rule 12g3-2(b) thereunder or if it is subject to such reporting requirements and fails to comply therewith, provide to any holder of those restricted securities, or to any prospective purchaser of those restricted securities designated by a holder, upon the request of that holder or prospective purchaser, at or prior to the time of sale, the information required to be provided by Rule 144A(d)(4) under the *U.S. Securities Act* (so long as that requirement is necessary in order to permit holders of the restricted securities to effect resales under Rule 144A);

2.6 none of the Corporation, its subsidiaries or their respective affiliates (other than the Underwriters, U.S. Placement Agent, or any members of the Selling Dealer Group, as to whom the Corporation makes no representation), will take any action that would cause the applicable registration exemptions to be unavailable for the offer and sale of the Offered Shares pursuant to this agreement;

2.7 the Offered Shares are not, and as of the Time of Closing the Offered Shares will not be, and no securities of the same class as the Offered Shares are or will be, listed on a national securities exchange in the United States registered under Section 6 of the *U.S. Exchange Act*, quoted in an "automated inter-dealer quotation system", as such term is used in the *U.S. Exchange Act*, or convertible or exchangeable at an effective conversion premium (calculated as specified in Section (a)(6) of Rule 144A) of less than ten percent for securities so listed or quoted;

2.8 the Corporation will, within prescribed time periods, prepare and file any forms or notices required under the *U.S. Securities Act* or applicable blue sky laws;

2.9 the Corporation, its subsidiaries, their respective affiliates or any person acting on its or their behalf (other than the Underwriters, any U.S. Placement Agent, or any members of the Selling Dealer Group, as to whom the Corporation makes no representation): (a) have not offered or sold and will not offer or sell any Offered Shares to any person in the United States unless they reasonably believe that person is an Institutional Accredited Investor and that person executes and delivers a U.S. Purchaser's Letter in the form of Schedule B hereto; and (b) have in all other respects complied and will comply with the requirements for an "offshore transaction", as such term is defined in Regulation S;

2.10 neither the Corporation nor any of its predecessors or affiliates have taken or will take any action which would constitute a violation of Regulation M under the *U.S. Exchange Act*;

2.11 none of the Corporation or any of its predecessors or affiliates have been subject to any order, judgment or decree of any court of competent jurisdiction temporarily, preliminarily or permanently enjoining such person for failure to comply with Rule 503 of Regulation D; and

2.12 the Corporation will notify Computershare Trust Company of Canada as soon as practicable upon it becoming a "domestic issuer", as defined in Regulation S.

3. Each Underwriter acknowledges that the Offered Shares have not been and will not be registered under the *U.S. Securities Act* and may only be offered and sold in transactions exempt from or not subject to the registration requirements of the *U.S. Securities Act*. Accordingly, each Underwriter separately and not jointly represents, warrants and covenants, and will cause its U.S. Placement Agent to comply with such representations, warranties and covenants, that:

3.1 it has not offered or sold, and will not offer or sell, any Offered Shares constituting part of its allotment within the United States except as provided in this Annex A or outside of the United States in accordance with Rule 903 of Regulation S. Accordingly, except as permitted in this Annex A, neither it nor any of its affiliates nor any person acting on its or their behalf has engaged or will engage in: (i) any offer to sell or any solicitation of an offer to buy, any Offered Shares to any person in the United States, (ii) any sale of Offered Shares to any purchaser unless, at the time the buy order was or will have been originated, the purchaser was outside the United States, or such Underwriter, affiliate or person acting on behalf of either reasonably believed that such purchaser was outside the United States, or (iii) any Directed Selling Efforts with respect to the Offered Shares;

3.2 neither it nor any of its affiliates nor any person acting on its or their behalf has or will engage in any form of General Solicitation or General Advertising or in any conduct involving a public offering within the meaning of Section 4(2) of the *U.S. Securities Act* in connection with its offers or sales of the Offered Shares in the United States;

3.3 all offers and sales of the Offered Shares in the United States will be effected through a U.S. Placement Agent duly registered under the *U.S. Exchange Act* and all applicable state securities laws (including broker-dealer laws), in accordance with all applicable United States state and federal securities laws (including broker-dealer laws);

3.4 the U.S. Placement Agent that is purchasing the Offered Shares in the United States is a Qualified Institutional Buyer and is a member of, and in good standing with, the National Association of Securities Dealers on the date hereof;

3.5 it has not used and will not use any written material other than the Offering Documents relating to the offering of Offered Shares in the United States, and it agrees to deliver, through the U.S. Placement Agent, a copy of the Offering Documents to each person in the United States purchasing the Offered Shares;

3.6 any offer, sale or solicitation of an offer to buy Offered Shares that has been made or will be made in the United States was or will be made only to a person it reasonably believes to be a Qualified Institutional Buyer or an Institutional Accredited Investor who is acquiring the Offered Shares (i) for its own account or (ii) for the account of a Qualified Institutional Buyer or an Institutional Accredited Investor, as the case may be, (in the case of a Qualified Institutional Buyer) with respect to which it exercises sole investment discretion or (in the case of an Institutional Accredited Investor) for one or more investor accounts for which it is acting as fiduciary or agent and each such investor account is an Institutional Accredited Investor, and in each case in a transaction that is exempt from registration under the *U.S. Securities Act*;

3.7 each purchaser of the Offered Shares who is buying such securities pursuant to Rule 144A shall be informed that the Offered Shares are being offered and sold to it in reliance on an exemption from the registration requirements of the *U.S. Securities Act* provided by Rule 144A;

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UNDERWRITING AGREEMENT

June 13, 2006

Petrominerales Ltd.
Calle 114 No. 9-45
Torre B Oficina 1506
Bogotá, Colombia

Attention: John D. Wright,
President and Chief Executive Officer

- and to -

Petrobank Energy and Resources Ltd.
Petro International Ltd.
1700, 355-4th Avenue S.W.
Calgary, Alberta
T2P 0J1

Attention: John D. Wright,
President and Chief Executive Officer

Dear Mesdames/Sirs:

Re: Petrominerales Ltd. – Initial Public Offering and Secondary Offering

Haywood Securities Inc. ("**Haywood**" or the "**Underwriter**") understands that Petrominerales Ltd. (the "**Company**") proposes to issue and sell 16,000,000 common shares in the capital of the Company (the "**Primary Shares**", and the common shares in the capital of the Company generally, the "**Common Shares**") and that Petro International Ltd. (the "**Selling Shareholder**"), a wholly owned subsidiary of Petrobank Energy and Resources Ltd. ("**Petrobank**") proposes to sell up to 4,000,000 Common Shares (the "**Secondary Shares**"). The Primary Shares and the Secondary Shares are referred to collectively herein as the "**Shares**".

The Underwriter also understands that the Company has prepared and filed the Preliminary Prospectus (as defined below) with respect to the Shares with the Securities Commissions (as defined below) in the Qualifying Jurisdictions (as defined below) and has received the Preliminary MRRS Decision Document (as defined below). The Underwriter also understands that the Company has prepared the Final Prospectus (as defined below) and will file the same with the Securities Commissions promptly after execution of this Agreement (as defined below).

Upon and subject to the terms and conditions, and in reliance on the representations and warranties contained herein, the Underwriter hereby agrees to purchase from the Company, and the Company hereby agrees to sell to the Underwriter, all but not less than all of the Primary Shares, at the purchase price of \$3.75 per share, being an aggregate purchase price of

$60,000,000. The Underwriter further agrees to act as the exclusive agent of the Selling Shareholder to offer the Secondary Shares for sale from the Selling Shareholder at a purchase price of $3.75 per share for aggregate proceeds of up to $15,000,000, and to use its best efforts to obtain subscriptions therefor, and the Selling Shareholder hereby appoints the Underwriter as its sole and exclusive agent in respect of the sale of the Secondary Shares.

The Underwriter proposes to distribute the Shares in the Qualifying Jurisdictions pursuant to the Final Prospectus, in the United States pursuant to the U.S. Placement Memorandum (as defined below) dated the date hereof through one or more U.S. Dealers (as defined below) pursuant to exemptions from the registration requirements of the U.S. Securities Act (as defined below) and in certain other jurisdictions as agreed between the Company, the Selling Shareholder and the Underwriter (the "**Other Jurisdictions**"), all in the manner contemplated by this Agreement.

In consideration of the agreement of the Underwriter to distribute the Shares in the manner set forth herein, the Company and the Selling Shareholder severally agree to pay to the Underwriter at the Time of Closing (as defined below) the underwriting fee specified in Section 17 of this Agreement.

Terms and Conditions

The following are additional terms and conditions of this Agreement among the Company, Petrobank, the Selling Shareholder and the Underwriter.

1. Definitions

Where used in this Agreement, or in any amendment to this Agreement, the following terms will have the following meanings, respectively:

1.1 "**ABCA**" means the *Business Corporations Act* (Alberta), R.S.A. 2000, c. B-9, as amended from time to time, including the regulations promulgated thereunder;

1.2 "**affiliate**" has the meaning ascribed thereto in section 1.2 of National Instrument 45-106 of the Canadian Securities Administrators, as constituted at the date of this Agreement;

1.3 "**Agreement**" means the agreement resulting from the acceptance by each of the Company and the Selling Shareholder of the offer made by the Underwriter by this letter and the agreement of the Underwriter, the Company, Petrobank and the Selling Shareholder to be bound hereby, and includes any amendment to or restatement of this Agreement;

1.4 "**Alternative Business Transaction**" means the issuance of securities of the Company or PCL or a business transaction, in each case involving a change of control of the Company or PCL, as the case may be, including a merger, amalgamation, arrangement, take-over bid, insider bid, reorganization, joint venture, sale of all or substantially all assets, exchange of assets or similar transaction, excluding (a) the issuance of securities pursuant to the exercise of convertible securities of the Company or PCL outstanding on the date

hereof; (b) the Reorganization Transaction; (c) share issuances by PCL or the Company to the Selling Shareholder, Petrobank or other wholly owned subsidiaries of Petrobank or transfers of such securities to the Selling Shareholder, Petrobank or other wholly owned subsidiaries of Petrobank; or (d) issuances of securities in connection with a bona fide acquisition by the Company (other than a direct or indirect acquisition, whether by way of one or more transactions, of an entity all or substantially all of the assets of which are cash, marketable securities or financial in nature or an acquisition that is structured primarily to defeat the intent of Section 21);

1.5 "**Archon**" means Archon Technologies Ltd., a wholly owned subsidiary of Petrobank;

1.6 "**ATI**" means Archon Technologies International Ltd., an indirect wholly owned subsidiary of Petrobank;

1.7 "**Authorization**" means, with respect to any Person, any order, permit, approval, consent, waiver, license, qualification, registration or similar authorization of any Governmental Body having jurisdiction over the Person;

1.8 "**Beneficiaries**" has the meaning given to that term in Section 14.6 of this Agreement;

1.9 "**Business Day**" means a day other than a Saturday, a Sunday or a day on which chartered banks are not open for business in Calgary, Alberta or in Toronto, Ontario;

1.10 "**Claim**" has the meaning given to that term in Section 14.1 of this Agreement;

1.11 "**Closing Date**" means June 29, 2006 or any earlier or later date as may be agreed to in writing by the Company, Petrobank, the Selling Shareholder and the Underwriter, each acting reasonably, but will in any event not be later than July 14, 2006;

1.12 "**D&M**" means DeGolyer and MacNaughton, independent oil and gas reservoir engineers;

1.13 "**D&M Reports**" means, collectively, the December D&M Report and the March D&M Report;

1.14 "**December D&M Report**" means the independent engineering evaluation of the Company's crude oil reserves, prepared by D&M, dated March 8, 2006 and effective December 31, 2005;

1.15 "**Deloitte**" means Deloitte & Touche LLP, independent auditors of PCL and the Company;

1.16 "**distribution**" means "distribution" or "distribution to the public", as the case may be, as those terms are defined in applicable Securities Laws;

1.17 "**Environmental Laws**" means any applicable federal, provincial, local or municipal Laws and regulations relating to the protection of human health and safety, the environment or hazardous or toxic substances or wastes, pollutants or contaminates;

1.18 "**Final MRRS Decision Document**" means a final MRRS decision document for the Final Prospectus issued in accordance with the MRRS;

1.19 "**Final Prospectus**" means the final long form prospectus of the Company dated the date of this Agreement, approved, signed and certified in accordance with the Securities Laws, relating to the qualification for distribution of the Shares under applicable Securities Laws in the Qualifying Jurisdictions;

1.20 "**Financial Information**" means:

(a) the audited balance sheet of the Company as at April 20, 2006, together with the report of Deloitte thereon;

(b) the audited consolidated balance sheets of PCL as at December 31, 2005 and 2004 and the audited consolidated statements of income and retained earnings and cash flows for each of the years in the three-year period ended December 31, 2005, together with the report of Deloitte thereon;

(c) the unaudited balance sheet of PCL as at March 31, 2006 and the unaudited consolidated statements of income and retained earnings and cash flows for the three month periods ended March 31, 2006 and 2005; and

(d) the Pro Forma Financial Statements,

together, in each case, with the notes thereto;

1.21 "**Governmental Body**" means any (i) multinational, federal, provincial, state, municipal, local or other governmental or public department, central bank, court, commission, board, bureau, agency or instrumentality, domestic or foreign, (ii) any subdivision or authority of any of the foregoing, or (iii) any quasi-governmental, self-regulatory organization or private body exercising any regulatory, expropriation or taxing authority under or for the account of its members or any of the above, and includes the Regulatory Authorities;

1.22 "**Indemnified Party**" has the meaning given to that term in Section 14.1 of this Agreement;

1.23 "**Indemnifying Party**" has the meaning given to that term in Section 14.3 of this Agreement;

1.24 "**Law**" means any and all applicable laws, including all statutes, codes, ordinances, decrees, rules, regulations, municipal by-laws, judicial or arbitral or administrative or ministerial or departmental or regulatory judgments, orders, decisions, rulings or awards, binding on or affecting the Person referred to in the context in which the word is used;

1.25 **"Liens"** means, with respect to any property or assets, any encumbrance or title defect of whatever kind or nature, regardless of form, whether or not registered or registrable and whether or not consensual or arising by law (statutory or otherwise), including any mortgage, lien, charge, pledge or security interest, whether fixed or floating, or any assignment, lease, option, right of pre-emption, privilege, encumbrance, easement, servitude, right of way, community property right, restriction on transfer, restrictive covenant, right of use or any other right or claim of any kind or nature whatever which affects ownership or possession of, or title to, any interest in, or the right to use or occupy such property or assets;

1.26 **"March D&M Report"** means the independent engineering evaluation of the Company's crude oil reserves prepared by D&M dated April 27, 2006 and effective March 31, 2006;

1.27 **"Material Adverse Effect"** or **"Material Adverse Change"** means any effect on or change to the business of the Company and its subsidiaries, taken as a whole, that is or is reasonably likely to be materially adverse to the results of operations, financial condition, assets, liabilities (contingent or otherwise), cash flow, income or business operations or prospects of such business, taken as a whole, or to the completion of the transactions contemplated by this Agreement or the Material Agreements;

1.28 **"Material Agreements"** means, collectively, this Agreement, the Option Agreement, the Technical Services Agreement, the Technology License Agreement and the New Facilities Agreement;

1.29 **"material change"**, **"material fact"** and **"misrepresentation"** have the meanings attributed thereto under applicable Securities Laws;

1.30 **"MRRS"** means the mutual reliance review system procedures provided for under National Policy 43-201 "Mutual Reliance Review System for Prospectuses and Annual Information Forms" among the Securities Commissions and the securities commissions and other securities regulatory authorities in each of the territories of Canada;

1.31 **"New Facilities"** means the proposed US$50 million credit facility to be provided to the Company by Standard Bank PLC;

1.32 **"New Facilities Agreement"** means the credit or loan agreement to be entered into at or immediately following the Time of Closing between the Company and one or more chartered banks pursuant to which the New Facilities will be made available to the Company;

1.33 **"Offering Documents"** has the meaning given to that term in Section 4.1 of this Agreement;

1.34 **"Option Agreement"** means the option agreement dated May 18, 2006 between the Company and ATI pursuant to which ATI has been granted an option to acquire a

working interest in, and to act as operator of, certain heavy oil projects in Colombia using Archon's THAI^{TM} technology;

1.35 "**PCL**" means Petrominerales Colombia Ltd., a wholly owned subsidiary of the Company;

1.36 "**Person**" includes any individual, general partnership, limited partnership, joint venture, syndicate, sole proprietorship, company or corporation with or without share capital, joint stock company, association, trust, trust company, bank, pension fund, trustee, executor, administrator or other legal personal representative, regulatory body or agency, Governmental Body or other organization or entity, whether or not a legal entity, however designated or constituted;

1.37 "**Plans**" has the meaning given to that term in Section 11.1.3.8 of this Agreement;

1.38 "**Preliminary MRRS Decision Document**" means the receipt dated May 5, 2006 for the Preliminary Prospectus issued by the Alberta Securities Commission on its own behalf and on behalf of the other Securities Commissions in accordance with the MRRS;

1.39 "**Preliminary Prospectus**" means the preliminary long form prospectus of the Company dated May 5, 2006 relating to the qualification for distribution of the Shares under applicable Securities Laws in the Qualifying Jurisdictions;

1.40 "**Pro Forma Financial Statements**" means the unaudited pro forma consolidated balance sheet of the Company as at March 31, 2006 and the unaudited pro forma consolidated statements of income for the three months ended March 31, 2006 and for the year ended December 31, 2005;

1.41 "**Qualifying Jurisdictions**" means, collectively, each of the provinces of Canada other than Quebec;

1.42 "**Regulation D**" means Regulation D adopted by the SEC pursuant to the *U.S. Securities Act*;

1.43 "**Regulation S**" means Regulation S adopted by the SEC pursuant to the *U.S. Securities Act*;

1.44 "**Regulatory Authorities**" means the Securities Commissions, the SEC, the TSX and Market Regulation Services, Inc.;

1.45 "**SEC**" means the United States Securities and Exchange Commission;

1.46 "**Securities Commission**" means the applicable securities commission or regulatory authority in each of the Qualifying Jurisdictions;

1.47 "**Securities Laws**" means, collectively, the applicable securities laws of each of the Qualifying Jurisdictions and the respective regulations and rules made under those

securities laws together with all applicable policy statements, blanket orders and rulings of the Securities Commissions and all discretionary orders or rulings, if any, of the Securities Commissions made in connection with the transactions contemplated by this Agreement, together with applicable published policy statements of the Canadian Securities Administrators;

1.48 "**Selling Firms**" has the meaning given to that term in Section 3.1 of this Agreement;

1.49 "**Standard Listing Conditions**" has the meaning given to that term in Section 4.3.3 of this Agreement;

1.50 "**subsidiary**" has the meaning ascribed thereto in National Instrument 45-106 of the Canadian Securities Administrators, as constituted at the date of this Agreement;

1.51 "**Supplementary Material**" means, collectively, any amendment to the Final Prospectus, or the U.S. Placement Memorandum, any amended or supplemental prospectus or ancillary materials that may be filed by or on behalf of the Company under the Securities Laws relating to the qualification for distribution of the Shares under applicable Securities Laws;

1.52 "**Tax Act**" means the *Income Tax Act* (Canada);

1.53 "**Technical Services Agreement**" means the technical services agreement dated July 1, 2003 between Petrobank and PCL;

1.54 "**Technology License Agreement**" means the technology license agreement dated May 18, 2006 between ATI and the Company respecting the use of Archon's THAI™ technology in heavy oil projects in Colombia;

1.55 "**Time of Closing**" means 6:00 a.m. (Calgary time) on the Closing Date, or any other time on the Closing Date as may be agreed to by the Company, Petrobank, the Selling Shareholder and the Underwriter;

1.56 "**Transfer Agent**" means Computershare Trust Company of Canada;

1.57 "**TSX**" means the Toronto Stock Exchange;

1.58 "**U.S. Dealer**" means a broker-dealer registered as such with the SEC under section 15 of the U.S. Exchange Act and who is a member of the National Association of Securities Dealers, Inc.;

1.59 "**U.S. Exchange Act**" means the U.S. *Securities Exchange Act of 1934*, as amended;

1.60 "**U.S. Placement Memorandum**" means the Preliminary Prospectus or Final Prospectus, as the case may be, supplemented with wrap pages describing, among other things, restrictions imposed under the U.S. Securities Act;

1.61 "**U.S. Qualifying Jurisdictions**" means, collectively, each of the states of the United States in which Shares are offered and/or sold;

1.62 "**U.S. Securities Act**" means the United States *Securities Act of 1933*, as amended;

1.63 "**U.S. Securities Laws**" means all of the applicable federal securities laws and regulations of the United States, including, without limitation, the U.S. Securities Act, and the U.S. Exchange Act, as amended; and

1.64 "**United States**" or "**U.S.**" means the United States of America, its territories and possessions, any state of the United States and the District of Colombia.

Capitalized terms used but not defined in this Agreement have the meanings given to them in the Final Prospectus.

Any reference in this Agreement to a section, paragraph, subsection, subparagraph, clause or subclause will refer to a section, paragraph, subsection, subparagraph, clause or subclause of this Agreement.

All words and personal pronouns relating to those words will be read and construed as the number and gender of the party or parties referred to in each case required and the verb will be construed as agreeing with the required word and/or pronoun.

2. Filing of Prospectus and Qualification of Shares

2.1 The Company will, as soon as possible following the execution of this Agreement, file the Final Prospectus, in form and substance satisfactory to the Underwriter acting reasonably, and all other documents required under the Securities Laws with the Securities Commission in each of the Qualifying Jurisdictions, and will obtain the Final MRRS Decision Document from the Alberta Securities Commission on its own behalf and on behalf of the other Securities Commissions as soon as possible after such filing and, in any event, not later than 5:00 p.m. (Calgary time) on June 14, 2006 (or such other time and/or later date as the Company and the Underwriter may agree) and will have taken all other steps and proceedings that may be necessary on its part (i) in order to qualify the Shares for distribution in each of the Qualifying Jurisdictions by the Underwriter and other Persons who are registered in a category permitting them to distribute the Shares under the Securities Laws and who comply with the Securities Laws and (ii) to enable the Shares to be lawfully offered and sold on a private placement basis through one or more U.S. Dealers in the United States in accordance with the provisions of Schedule A to this Agreement.

3. Distribution of the Shares and Certain Obligations of Underwriter

3.1 The Underwriter shall distribute the Shares to the public in the Qualifying Jurisdictions and on a private placement basis in the United States and the Other Jurisdictions directly and through other investment dealers and brokers, only as permitted by Securities Laws,

U.S. Securities Laws and the securities legislation of the Other Jurisdictions and upon the terms and conditions set forth in the Final Prospectus, the U.S. Placement Memorandum and in this Agreement. The Underwriter and such other investment dealers and brokers are collectively referred to herein as the "**Selling Firms**". The Underwriter will not directly sell or distribute any Shares in the United States but may arrange for sale of the Shares in the United States as contemplated by Schedule A hereto, the provisions of which are agreed to by the Company, the Selling Shareholder and the Underwriter and are incorporated by reference herein. The Underwriter will not solicit offers to purchase or sell the Shares so as to require registration thereof or the filing of a prospectus or any similar document under the laws of any jurisdiction outside the Qualifying Jurisdictions and shall comply with all applicable Securities Laws in each of the Qualifying Jurisdictions into and from which they may offer or sell the Shares. Any agreements between the Underwriter and the other Selling Firms will contain similar restrictions to the foregoing and the Underwriter will use their commercially reasonable efforts to cause the Selling Firms to comply with all applicable Securities Laws, U.S. Securities Laws and the securities legislation of the Other Jurisdictions. For the purposes of this section, the Underwriter will be entitled to assume that the Shares are qualified for distribution in any Qualifying Jurisdiction in respect of which the Final MRRS Decision Document evidences that a receipt or similar acceptance of the Final Prospectus has been obtained from the applicable Securities Commission following the filing of the Final Prospectus, unless the Underwriter receives notice to the contrary from the Company or the applicable Securities Commission.

3.2 The Underwriter will complete, and will use their reasonable commercial efforts to cause the Selling Firms (if any) to complete, the distribution of the Shares as promptly as possible after the Time of Closing. The Underwriter will notify the Company and the Selling Shareholder when, in the Underwriter's opinion, the Underwriter and the Selling Firms (if any) have ceased distribution of the Shares and, promptly after completion of the distribution of Shares, will provide the Company, in writing, with a breakdown of the number of Shares distributed in each of the Qualifying Jurisdictions where that breakdown is required by the Securities Commission of that province for the purpose of calculating fees payable to that Securities Commission.

3.3 The Underwriter will not be liable to the Company or the Selling Shareholder under this Section 3 with respect to a default by any Selling Firms unless the Underwriter participated in or contributed to such default.

3.4 The Underwriter makes the representations, warranties and covenants in Schedule A hereto, and agrees, on behalf of itself and its United States affiliate, for the benefit of the Company to comply with the selling restrictions imposed by the U.S. Securities Laws and set forth in Schedule A hereto, which is incorporated by reference herein and forms part of this Agreement.

4. Delivery of Prospectus and Related Matters

4.1 The Company will cause to be delivered to the Underwriter, at those delivery points as the Underwriter may reasonably request, as soon as possible, and in any event no later than 5:00 p.m. (Toronto time), on the Business Day immediately following the issuance of the Final MRRS Decision Document, and thereafter from time to time during the distribution of the Shares in Canada, as many commercial copies of the Final Prospectus as the Underwriter may reasonably request. The Company will similarly cause to be delivered to the Underwriter, without charge, at those delivery points and in such number as the Underwriter may reasonably request, commercial copies of the U.S. Placement Memorandum and any Supplementary Material required to be delivered to purchasers or prospective purchasers of the Shares. Each delivery of the Final Prospectus, the U.S. Placement Memorandum or any Supplementary Material (collectively, the "**Offering Documents**") will constitute the Company's and the Selling Shareholder's consent to the use of the Offering Documents by the Underwriter and the Selling Firms for the distribution of the Shares in the Qualifying Jurisdictions and the private placement of the Shares in the United States in compliance with the provisions of this Agreement, the Securities Laws and U.S. Securities Laws.

4.2 Each delivery of the Offering Documents to the Underwriter by the Company in accordance with Sections 4.1 and 4.3 will constitute the representation and warranty of the Company, Petrobank and the Selling Shareholder to the Underwriter that (except for the information and statements relating solely to the Underwriter and furnished by it specifically for use in such document), at the respective times of delivery and, in the case of the Final Prospectus and the U.S. Placement Memorandum, together with Supplementary Material, if any, at the Time of Closing:

4.2.1 the information and statements contained in each of the Offering Documents:

4.2.1.1 are true and correct in all material respects;

4.2.1.2 do not contain a misrepresentation; and

4.2.1.3 constitute full, true and plain disclosure of all material facts relating to the Shares and to the Company and its subsidiaries, considered as a whole in accordance with the Securities Laws; and

4.2.2 each of the Offering Documents complies in all material respects with Securities Laws and U.S. Securities Laws applicable to such Offering Document.

4.3 The Company will deliver to the Underwriter, without charge, in Calgary, Alberta, contemporaneously with or prior to the filing of the Final Prospectus, as the case may be, unless otherwise indicated:

4.3.1 a copy of the Final Prospectus, originally signed on behalf of the Company (and Petrobank in its capacity as promoter of the Company) as required by the Securities Laws of each of the Qualifying Jurisdictions;

4.3.2 a copy of any other document required to be filed by the Company under the Securities Laws in connection with the distribution of the Shares contemplated by this Agreement;

4.3.3 evidence satisfactory to the Underwriter of the approval of the listing and posting for trading on the TSX of the Shares, subject only to satisfaction by the Company of customary conditions imposed by the TSX in similar circumstances (the "**Standard Listing Conditions**"); and

4.3.4 a "long-form" comfort letter dated the date of the Final Prospectus, in form and substance satisfactory to the Underwriter addressed to the Underwriter, and the board of directors of each of the Company and PCL from Deloitte, and based on a review completed not more than two Business Days prior to the date of the Final Prospectus, with respect to certain financial and accounting information relating to the Company and PCL in the Final Prospectus, which letter shall be in addition to the auditors' reports contained in the Final Prospectus and any auditors' comfort letters addressed to the Securities Commissions.

4.4 The Selling Shareholder will deliver to the Underwriter, without charge, in Calgary, Alberta, contemporaneously with or prior to the filing of the Final Prospectus, a copy of any document required to be filed by the Selling Shareholder under the Securities Laws in connection with the offering of the Secondary Shares contemplated by this Agreement.

4.5 Comfort letters and other documents substantially similar to those referred to in Sections 4.3.2 and 4.3.4 of this Agreement will be delivered to the Underwriter and its counsel with respect to any Supplementary Material or other relevant document, concurrently with the filing of the Supplementary Material or other relevant document.

4.6 During the period commencing on the date hereof and until completion of the distribution of the Shares, the Company and Petrobank will promptly provide to the Underwriter drafts of any press releases of the Company or of Petrobank that includes information regarding the Company, PCL or the offering of the Shares, for review by the Underwriter and the Underwriter's counsel prior to issuance, provided that any such review will be completed in a timely manner.

4.7 Prior to the filing of the Final Prospectus or any Supplementary Material and the Time of Closing, each of the Company, Petrobank and the Selling Shareholder will allow the Underwriter to participate fully in the preparation of such documents and will allow the Underwriter and its advisors and representatives to conduct all additional due diligence investigations which they may reasonably require in order to fulfill its obligations as underwriter in connection with the distribution of the Shares and in order to enable it to execute the certificate required to be executed by it in the Final Prospectus and any

Supplementary Material, which may include investigations conducted up to the Time of Closing, including without limitation the holding of a "due diligence" meeting at or prior to the Time of Closing with officials of the Company, Petrobank, the Selling Shareholder, their outside counsel, D&M and Deloitte as auditors of the Company and PCL.

5. Material Change

5.1 The Company, Petrobank and the Selling Shareholder will promptly inform the Underwriter in writing during the period prior to the completion of the distribution of the Shares of the full particulars of:

5.1.1 any change (whether actual, anticipated, contemplated or proposed by, or threatened against, the Company or PCL and whether financial or otherwise) in the assets, liabilities (contingent or otherwise), business, affairs, prospects, operations, capital or control of the Company and PCL, considered as a whole, that would be material to the Company and PCL, considered as a whole;

5.1.2 any material fact which has arisen or has been discovered and would have been required to have been stated in the Offering Documents had that fact arisen or been discovered on, or prior to, the date of any of the Offering Documents; or

5.1.3 any change in any material fact or any misstatement of any material fact contained in any of the Offering Documents or any new material fact that has occurred or been discovered after the date of this Agreement,

which, in any case, is of such a nature as to render any of the Offering Documents untrue or misleading in any material respect or to result in any misrepresentation in any of the Offering Documents or which would result in any of the Offering Documents not complying in all material respects with Securities Laws or U.S. Securities Laws, as applicable.

5.2 The Company will comply with Section 115 of the *Securities Act* (Alberta) and with the comparable provisions of the Securities Laws of the other Qualifying Jurisdictions, and the Company will prepare and will file promptly at the request of the Underwriter any Supplementary Material which, in the opinion of the Underwriter, acting reasonably, may be necessary or advisable, and will otherwise comply with all legal requirements necessary to continue to qualify the Shares for distribution in each of the Qualifying Jurisdictions and each of Petrobank and the Selling Shareholder shall cooperate with and assist the Company, acting reasonably, for purposes of facilitating compliance by the Company with the provisions of this Section 5.2.

5.3 In addition to the provisions of Sections 5.1 and 5.2, the Company, Petrobank and the Selling Shareholder will, in good faith, discuss with the Underwriter any change or fact contemplated in Section 5.1 which is of such a nature that there may be reasonable doubt as to whether notice should be given to the Underwriter under Section 5.1 and will consult with the Underwriter with respect to the form and content of any Supplementary

Material proposed to be filed by the Company, it being understood and agreed that no such Supplementary Material will be filed with any Securities Commission prior to the review and approval by the Underwriter and its counsel, acting reasonably.

5.4 The Company, Petrobank and the Selling Shareholder, as applicable, will promptly inform the Underwriter in writing during the period prior to the completion of the distribution of the Shares of the full particulars of:

5.4.1 any request of any Securities Commission for any amendment to the Final Prospectus or any Supplementary Material or for any additional information in respect of the distribution of the Shares, the Company, Petrobank or the Selling Shareholder;

5.4.2 the receipt by the Company, Petrobank or the Selling Shareholder of any material communication, whether written or oral, from any Regulatory Authority relating to the Offering Documents or the distribution of the Shares;

5.4.3 any notice or other correspondence received by the Company, Petrobank or the Selling Shareholder from any Governmental Body requesting any information, meeting or hearing relating to the Company, its subsidiaries, the distribution of the Shares or any other event or state of affairs that the Company or the Selling Shareholder reasonably believes could have a Material Adverse Effect; or

5.4.4 the issuance by any Regulatory Authority of any order to cease or suspend trading or distribution of the Common Shares, or of the institution, or threat of institution of any proceedings for that purpose or any notice of investigation that could potentially result in an order to cease or suspend trading or distribution of the Common Shares.

6. Regulatory Approvals

6.1 The Company will file or cause to be filed with the TSX prior to the filing of the Final Prospectus with the Securities Commissions, all necessary documents and will take or cause to be taken all necessary steps to ensure that the Shares have been approved for listing and posting for trading on the TSX, subject only to satisfaction by the Company of the Standard Listing Conditions.

6.2 The Company will make all necessary filings, take all necessary steps and pay all filing fees required to be paid in connection with the transactions contemplated in this Agreement.

6.3 Prior to filing of the Final Prospectus, the Company shall provide the Underwriter and its counsel with written evidence of the receipt of each material regulatory approval required to give effect to the transactions contemplated in this Agreement.

7. Representations and Warranties of the Company, Petrobank and the Selling Shareholder

Each of the Company, Petrobank and the Selling Shareholder jointly and severally represents and warrants to, and agrees with, the Underwriter that:

7.1 each of the Company and PCL has been duly incorporated, continued or amalgamated and organized and is validly existing under the laws of its jurisdiction of incorporation, continuance, amalgamation or organization, as applicable, and has all requisite corporate power, capacity and authority to own its properties and assets and to carry on its business and affairs as currently conducted and as disclosed in the Final Prospectus, and the Company has all requisite corporate power, capacity and authority to enter into and deliver this Agreement and the other Material Agreements to which it is a party and to perform its obligations hereunder and thereunder;

7.2 each of the Company and PCL are duly registered, licensed or qualified to carry on business in each jurisdiction and with such regulatory authorities, including without limitation the applicable Regulatory Authorities, if any, where the failure to be so registered, licensed or qualified would have a Material Adverse Effect;

7.3 the Company is the beneficial owner and registered holder of 100% of the outstanding securities of PCL and none of the Company or PCL, directly or indirectly, holds any shares, other securities, options or rights to subscribe for shares or other securities of any corporation, partnership or other entity, other than securities held in the ordinary course of business;

7.4 the Shares to be sold under this Agreement by the Company and Selling Shareholder will be duly and validly created and issued by the Company and, when issued and sold by the Company and the Selling Shareholder, respectively, will be fully paid and non-assessable Common Shares and have the attributes set out in the Final Prospectus.

7.5 except as disclosed in the Final Prospectus, there is no action, suit, investigation, arbitration or proceeding before any Regulatory Authority or Governmental Body or, to the knowledge of the Company, Petrobank or the Selling Shareholder by any other Person, pending, or, to the knowledge of the Company, Petrobank or the Selling Shareholder threatened, against or affecting the Company or PCL or their businesses which, individually or in the aggregate, if determined adversely to the interest of the Company or PCL, would have a Material Adverse Effect;

7.6 the execution, delivery and performance by the Company of this Agreement and each of the other Material Agreements:

7.6.1 has been duly authorized by all necessary action on the part of the Company;

7.6.2 does not require the consent, approval, authorization, registration or qualification of or with any court, Governmental Body or other third party, except: (a) those

which have been obtained (or will be obtained prior to the Time of Closing), or (b) those as may be required (and will be obtained prior to the Time of Closing) under applicable Securities Laws;

7.6.3 does not (or will not with the giving of notice, the lapse of time or the happening of any other event or condition) result in a breach or a violation of, or conflict with or result in a default under, or allow any other Person to exercise any rights under:

7.6.3.1 any of the terms or provisions of the constating documents or resolutions of the board of directors (or any committee thereof) or resolutions of securityholders of the Company or PCL; or

7.6.3.2 any Law applicable to the Company or PCL, or any judgment, decree, order or award of any court, Governmental Body or arbitrator having jurisdiction over either the Company or PCL, of which the Company is aware, or any agreement, license or permit necessary for the conduct of their businesses, to which either of the Company or PCL is a party or by which their businesses may be affected;

provided in each case, such breach, violation, conflict, default or rights would have a Material Adverse Effect or affect the ability of the Company to perform its obligations under this Agreement and each of the other Material Agreements;

7.6.4 will not give rise to any Lien on or with respect to the properties or assets now owned or hereafter acquired by the Company or PCL or the acceleration of or the maturity of any debt under any material indenture, mortgage, lease, agreement or instrument binding or affecting any of them or any of their properties;

7.7 this Agreement has been and, at the Time of Closing, each of the other Material Agreements will have been, duly executed and delivered by the Company and constitutes or will constitute, as applicable, a legal, valid and binding obligation of the Company, enforceable against it in accordance with its terms, except as enforcement thereof may be limited by bankruptcy, insolvency and other similar laws affecting the enforcement of creditors' rights generally, and subject to the qualification that equitable remedies (including specific performance and injunctive relief) may only be granted in the discretion of a court of competent jurisdiction and that rights of indemnity, contribution and waiver and the ability to sever unenforceable terms may be limited by applicable law;

7.8 each of the Company and PCL is not (a) in breach or violation of any of the terms or provisions of, or in default under (whether after notice or lapse of time or both) any indenture, mortgage, note, contract, deed of trust, loan agreement, lease or other agreement (written or oral) or instrument to which it is a party or by which it is bound or to which any of its property or assets is subject, or (b) in violation of the provisions of the articles or resolutions or any statute or any judgment, decree, order, rule or regulation of any court or governmental agency or body having jurisdiction over it or any of its

properties, in each case which breach or violation or the consequences thereof would, alone or in the aggregate, have a Material Adverse Effect;

7.9 each of the Company and PCL has conducted and is conducting its business in compliance with all applicable Laws, rules and regulations of each jurisdiction in which it carries on business (except where non-compliance with such laws, rules or regulations would not have a Material Adverse Effect), and holds all licences, registrations and qualifications (the "**Licences**") which are material to the Company and PCL, taken as a whole, in all jurisdictions in which it carries on business and the Licences are in good standing and there is no event that constitutes, or with the giving of notice, the lapse of time or the happening of any other event or condition, will constitute a default under the Licences and the Licences are in full force and effect, and have not been rescinded, terminated or otherwise nullified except where such default would not have a Material Adverse Effect;

7.10 there is no agreement in force or effect which in any manner affects or will affect the voting or control of any of the securities of the Company;

7.11 the authorized share capital of the Company consists of 200,000,000 Common Shares, all having a par value of $1.00 per share, and as at the Time of Closing there will be 95,000,000 Common Shares validly issued and outstanding as fully paid and non-assessable;

7.12 except as disclosed in the Final Prospectus, no Person has any written or oral agreement, option, understanding or commitment, or any right or privilege capable of becoming such (i) under which the Company, is, or may become, obligated to issue any of its securities or (ii) for the purchase of any security (including debt) of the Company or PCL or any part of their businesses;

7.13 other than as may be required under the Securities Laws or by the TSX, no consent, approval, authorization, order, registration or qualification of or with any court, Governmental Body or other third party is required for the issue, sale, delivery and distribution of the Shares, as contemplated by this Agreement, or the consummation by the Company of the other transactions contemplated by this Agreement except as have been obtained, or where a failure to satisfy such requirement would not have a Material Adverse Effect or would not prevent the consummation of the transactions contemplated by this Agreement;

7.14 since March 31, 2006, other than as disclosed in the Final Prospectus:

7.14.1 there has not been any material change (actual, anticipated, proposed or prospective, whether financial or otherwise) in the investments, affairs, assets or liabilities (contingent or otherwise) of the Company or PCL;

7.14.2 there has not been any material change in the equity capitalization or long-term or short-term debt of the Company or PCL;

7.14.3 there has not been any material change in the business, business prospects, condition (financial or otherwise) or results of the operations of the Company or PCL; and

7.14.4 the Company and PCL have carried on their businesses in the ordinary course and in the manner described in the Final Prospectus;

7.15 the Transfer Agent at its principal office in Calgary and Toronto has been the duly appointed registrar and transfer agent of the Company with respect to the Shares;

7.16 the TSX has conditionally approved the listing of the Shares, subject to satisfaction by the Company of the Standard Listing Conditions;

7.17 the form and terms of the certificate for the Shares have been approved and adopted by the board of directors of the Company and do not conflict with any applicable Laws and comply with the rules of the TSX;

7.18 the Primary Shares to be issued and sold by the Company as described in this Agreement and in the Final Prospectus have been, or prior to the Time of Closing will be, duly created and, when issued, delivered and paid for in full, will be validly issued and fully paid Common Shares, and will not have been issued in violation of or subject to any pre-emptive rights or contractual rights to purchase securities issued by the Company;

7.19 the Secondary Shares to be sold by the Selling Shareholder as described in this Agreement and in the Final Prospectus will be, prior to the Time of Closing, duly created, validly issued and fully paid Common Shares, and will not have been issued in violation of or subject to any pre-emptive rights or contractual rights to purchase securities issued by the Company;

7.20 the Financial Information has been prepared in accordance with Canadian generally accepted accounting principles and present fairly, in all material respects, the financial condition of the Company and PCL as at the dates referred to in such information and the Pro Forma Financial Statements, including the notes thereto, of the Company include all adjustments necessary for a fair presentation; the assumptions contained in such Pro Forma Financial Statements are suitably supported and consistent with the financial position of the Company and PCL, and such statements provide a reasonable basis for the compilation of the Pro Forma Financial Statements and such Pro Forma Financial Statements accurately reflect such assumptions;

7.21 although it does not warrant title, none of the Company, Petrobank or the Selling Shareholder has reason to believe that, except as disclosed in the Final Prospectus, the Company or PCL as applicable, does not have title to or the irrevocable right to produce and sell its petroleum and related hydrocarbons (for the purpose of this clause, the foregoing are referred to as the "**Interest**") and does represent and warrant that the Interest is free and clear of adverse claims created by, through or under the Company or PCL, as applicable, except as disclosed in the Final Prospectus, related to bank financing

or those arising in the ordinary course of business, which are not material in the aggregate and that to their knowledge after due inquiry, the Company or PCL, as applicable, holds its Interest under valid and subsisting leases, licenses, permits, concessions, concession agreements, contracts, subleases, reservations or other agreements;

7.22 the Company has made available to D&M prior to the issuance of the December D&M Report, for the purpose of preparing the December D&M Report, all information requested by D&M which information did not contain any misrepresentation at its date. The Company has no knowledge of a Material Adverse Change in any reserves information provided to D&M since the date that such information was so provided. The Company has no reason to believe that the December D&M Report does not reasonably present the aggregate quantity and net present values of the estimated future net revenues of oil reserves of the Company as at its effective date in respect of the reserves information therein based upon information available in respect of such reserves at the time the December D&M Report was provided and the assumptions contained therein as to commodity prices and costs and the Company does not believe such report overstated the aggregate quantity and net present values of such reserves;

7.23 the Company has made available to D&M prior to the issuance of the March D&M Report, for the purpose of preparing the March D&M Report, all information requested by D&M which information did not contain any misrepresentation at its date. The Company has no knowledge of a Material Adverse Change in any reserves information provided to D&M since the date that such information was so provided. The Company has no reason to believe that the March D&M does not reasonably present the aggregate quantity and net present values of the estimated future net revenues of oil reserves of the Company as at its effective date in respect of the reserves information therein based upon information available in respect of such reserves at the time the March D&M Report was provided and the assumptions contained therein as to commodity prices and costs and the Company does not believe such report overstated the aggregate quantity and pre-tax net present values of such reserves;

7.24 the Company and PCL are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as are customary in the businesses in which they are engaged; all policies of insurance and fidelity or surety bonds insuring the Company and PCL or their business, assets, employees, officers and directors are in full force and effect; the Company and PCL are in compliance with the terms of such policies and instruments in all material respects; and there are no material claims by the Company or PCL under any such policy or instrument as to which any insurance company is denying liability or defending under a reservation of rights clause; the Company and PCL have no reason to believe that they will not be able to renew their existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue their business at a cost that would not have a Material Adverse Effect;

7.25 except as disclosed in the Final Prospectus, (i) the Company and PCL are in compliance with Environmental Laws, (ii) the Company and PCL have received and are in

compliance with all permits, licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses; and (iii) the Company and PCL have not received notice of any actual or potential liability for the investigation or remediation of any disposal or release of hazardous or toxic substances or wastes, pollutants or contaminants, except where such non-compliance with Environmental Laws, failure to receive required permits, licenses or other approvals, or liability would not, individually or in the aggregate, have a Material Adverse Effect;

7.26 in the ordinary course of the business of the Company and PCL, such entities periodically review the effect of Environmental Laws on the business, operations and properties of the Company and PCL, in the course of which they identify and evaluate associated costs and liabilities (including, without limitation, any capital or operating expenditures required for clean-up, closure of properties or compliance with Environmental Laws, or any permit, license or approval, any related constraints on operating activities and any potential liabilities to third parties); the Company and PCL also conduct pre-acquisition investigations of new assets to identify potential violations of Environmental Laws, train management personnel in the recognition of and proper response to incidents of non-compliance with Environmental Laws and establish procedures for communicating such incidents to its senior management. On the basis of such review, except as set forth in or contemplated in the Final Prospectus, neither the Company nor PCL has concluded that such associated costs and liabilities would singly or in the aggregate, have a Material Adverse Effect;

7.27 neither the Company nor PCL has any outstanding liability, contingent or otherwise, and neither the Company nor PCL was a party to or bound by any agreement of guarantee, support, indemnification, assumption or endorsement of, or any other similar commitment with respect to, the obligations, liabilities (contingent or otherwise) or indebtedness of any Person other than those reflected in the Final Prospectus, the indemnification and contribution provisions in this Agreement or other liabilities in the ordinary course of business, consistent with past practice;

7.28 neither the Company nor PCL is currently prohibited, directly or indirectly, from paying any dividends, from making any other distribution on its capital stock, shares or other securities, or from paying any interest or repaying any loans, advances or other indebtedness;

7.29 no securities commission, stock exchange or comparable authority has issued any order preventing the use of any of the Offering Documents or preventing or suspending the distribution of the Shares or the trading of securities of the Company generally and the Company is not aware of any investigation, order, inquiry or proceeding that has been commenced or which is pending, contemplated or threatened by any such authority;

7.30 the attributes of the Shares are consistent in all material respects with the descriptions thereof in the Final Prospectus;

7.31 to the knowledge of the Company, Petrobank and the Selling Shareholder, other than the Underwriter or as otherwise provided in this Agreement, there is no Person acting or purporting to act at the request of the Company who is entitled to any brokerage, finder's or agency fee in connection with the distribution of the Shares;

7.32 the books and records of the Company and PCL made available to the Underwriter, or its counsel, in connection with their due diligence investigations for the periods from their respective dates of creation, incorporation or amalgamation, as the case may be, to the date of examination thereof are the original books and records of the Company and PCL and contain copies of all proceedings (or certified copies thereof) of the shareholders, the board of directors and all committees of the board of directors of such entities and there have been no other meetings, resolutions or proceedings of the shareholders, board of directors or any committee of the board of directors to the date of review of such books and records not reflected in such books and records other than those which have been disclosed to the Underwriter;

7.33 the Company and PCL have properly completed and filed on a timely basis all tax returns required to be filed by them and all federal, state, provincial, local and foreign income, profits, franchise, sales, use, occupancy, excise and other taxes and assessments (including interest and penalties) that are or may become payable by or due from the Company or PCL have been fully paid when due or adequate provisions have been made in respect thereof in the books and records of the Company or PCL, as applicable;

7.34 Deloitte are independent public accountants as required under applicable laws and there has not been any disagreement (within the meaning of National Instrument 51-102 of the Canadian Securities Administrators) since December 31, 2005 with Deloitte in its capacity as the auditors of the Company and PCL;

7.35 as at the Time of Closing the amount of all indebtedness of the Company or PCL owing to Petrobank and the Selling Shareholder, together with accrued and unpaid interest, will be not more than US$7,700,000, all of which is permitted by the terms thereof to be repaid as described in the Final Prospectus under "Use of Proceeds" without penalty or other sanction or obligation;

7.36 to the knowledge of the Company, Petrobank and the Selling Shareholder, except as disclosed in the Final Prospectus under the heading "Executive Officers, Key Employees and Directors – Penalties or Sanctions", none of the Company's directors or officers are now, or have ever been, subject to an order or ruling of any securities regulatory authority or stock exchange prohibiting such individual from acting as a director or officer of a public company or of a company listed on a particular stock exchange;

7.37 except as disclosed in the Final Prospectus, none of the directors, officers or employees of the Company or any of its subsidiaries, no Person who owns, directly or indirectly, more than 10% of any class of securities of the Company or securities of any Person exchangeable for more than 10% of any class of securities of the Company, nor any associate or affiliate of any of the foregoing, had or has any material interest, direct or

indirect, in any material transaction or any proposed material transaction with the Company or its subsidiaries which, as the case may be, materially affects, is material to or will materially affect the Company and its subsidiaries, taken as a whole; and

7.38 The Company, Petrobank and the Selling Shareholder each make the applicable representations, warranties and covenants in Schedule A hereto, which is incorporated by reference herein and forms part of this Agreement.

8. Representations and Warranties of the Selling Shareholder

The Selling Shareholder represents and warrants to, and agrees with, the Underwriter that:

8.1 the Selling Shareholder has been duly formed pursuant to the laws of the Bahamas and is validly subsisting under the laws of the Bahamas and has all necessary corporate power, authority and qualifications to:

8.1.1 execute and deliver this Agreement, to perform its obligations hereunder and to carry out the transactions contemplated hereby and thereby and by the Final Prospectus; and

8.1.2 own and sell the Secondary Shares;

8.2 the Selling Shareholder has all requisite corporate power, capacity and authority to enter into and deliver this Agreement and the other Material Agreements to which it is a party and to perform its obligations hereunder and thereunder and this Agreement has been duly executed and delivered by or on behalf of the Selling Shareholder. This Agreement is, and upon execution and delivery by the Selling Shareholder the other Material Agreements to which it is a party will be, a valid and binding obligation of the Selling Shareholder, enforceable against the Selling Shareholder in accordance with its terms, except as enforcement thereof may be limited by bankruptcy, insolvency and other similar laws affecting the enforcement of creditors' rights generally and subject to the qualifications that equitable remedies (including specific performance and injunctive relief) may only be granted in the discretion of a court of competent jurisdiction and that rights of indemnity, contribution and waiver and the ability to sever unenforceable terms may be limited by applicable law;

8.3 the execution, delivery and performance by the Selling Shareholder of this Agreement and the other applicable Material Agreements:

8.3.1 does not require the consent, approval, authorization, registration or qualification of or with any court, Governmental Body or other third party, except: (i) those which have been obtained (or will be obtained prior to the Time of Closing), or (ii) those as may be required (and will be obtained prior to the Time of Closing) under applicable Securities Laws;

8.3.2 does not (or will not with the giving of notice, the lapse of time or the happening of any other event or condition) result in a breach or a violation of, or conflict with or result in a default under, or allow any other Person to exercise any rights under:

8.3.2.1 any of the terms or provisions of the constating documents or resolutions of the board of directors (or any committee thereof) or resolutions of securityholders of the Selling Shareholder; or

8.3.2.2 any Law applicable to the Selling Shareholder, or any judgment, decree, order or award of any court, Governmental Body or arbitrator having jurisdiction over any of the Selling Shareholder, of which the Selling Shareholder is aware, or any agreement, license or permit necessary for the conduct of their businesses, to which the Selling Shareholder is a party or by which its business may be affected;

provided in each case, such breach, violation, conflict, default or rights would have a Material Adverse Effect or affect the ability of the Selling Shareholder to perform its obligations under this Agreement and each of the applicable Material Agreements;

8.3.3 will not, to the knowledge of the Selling Shareholder, give rise to any Lien on or with respect to the properties or assets now owned or hereafter acquired by the Selling Shareholder or the acceleration of or the maturity of any debt under any material indenture, mortgage, lease, agreement or instrument binding or affecting any of them or any of their properties;

8.4 at the time of delivery of the Secondary Shares to be sold by the Selling Shareholder, the Selling Shareholder will be the lawful owner of and will have good and marketable title to the Secondary Shares, free and clear of any Liens other than those arising pursuant to this Agreement. Upon delivery of and payment for the Secondary Shares to be sold by the Selling Shareholder hereunder, good and marketable title to the Shares will pass to the purchasers thereof, free and clear of any Liens (other than as created or permitted by the Underwriter). Except as described in the Final Prospectus or created hereby, there are no outstanding options, warrants, rights, or other agreements or arrangements requiring the Selling Shareholder at any time to transfer any Shares to be sold pursuant to this Agreement by the Selling Shareholder;

8.5 there is not pending or, to the knowledge of the Selling Shareholder, threatened against the Selling Shareholder any action, suit or proceeding which (a) questions the validity of this Agreement or of any action taken or to be taken by the Selling Shareholder pursuant to or in connection with this Agreement or (b) is required to be disclosed in the Final Prospectus;

8.6 there is no requirement on the part of the Selling Shareholder to make any filings with, give any notice to, or obtain any consent, approval, authorization, registration, or

qualification of or with any court, Governmental Body or other third party in connection with the execution and delivery of this Agreement and the completion by the Selling Shareholder of the transactions contemplated by this Agreement;

8.7 except as disclosed in the Final Prospectus, there is no action, suit, investigation, arbitration or proceeding before any Regulatory Authority or Governmental Body or, to the knowledge of the Selling Shareholder by any other Person, pending, or, to the knowledge of the Selling Shareholder threatened, against or affecting the Selling Shareholder or its businesses which, individually or in the aggregate, if determined adversely to the interest of such entity would prevent the consummation of the transactions contemplated by this Agreement or the other Material Agreements to which the Selling Shareholder is a party, and the Selling Shareholder is not aware of any existing ground on which such action, suit or proceeding might be commenced with any reasonable likelihood of success; and

8.8 there is no requirement on the part of the Selling Shareholder to make any filings with, give any notice to, or obtain any consent, approval, authorization, registration, or qualification of or with any court, Governmental Body or other third party in connection with the execution and delivery of this Agreement and the completion by the Selling Shareholder of the transactions contemplated by this Agreement.

9. Representations and Warranties of Petrobank

Petrobank represents and warrants to, and agrees with, the Underwriter that:

9.1 Petrobank has been duly formed or incorporated, continued or amalgamated and organized and is validly existing under the ABCA;

9.2 Petrobank has full legal right, power and authority to enter into this Agreement and this Agreement has been duly executed and delivered by or on behalf of Petrobank. This Agreement is a valid and binding agreement of Petrobank enforceable against such entity in accordance with its terms, except as enforcement thereof may be limited by bankruptcy, insolvency and other similar laws affecting the enforcement of creditors' rights generally and subject to the qualifications that equitable remedies (including specific performance and injunctive relief) may only be granted in the discretion of a court of competent jurisdiction and that rights of indemnity, contribution and waiver and the ability to sever unenforceable terms may be limited by applicable law;

9.3 except as disclosed in the Final Prospectus, there is no action, suit, investigation, arbitration or proceeding before any Regulatory Authority or Governmental Body or, to the knowledge of Petrobank by any other Person, pending, or, to the knowledge of Petrobank threatened, against or affecting Petrobank or its businesses which, individually or in the aggregate, if determined adversely to the interest of any such entity would prevent the consummation of the transactions contemplated by this Agreement or the other Material Agreements to which Petrobank is a party and Petrobank is not aware of

any existing ground on which such action, investigation, arbitration or proceeding might be commenced with any likelihood of success;

9.4 the execution, delivery and performance by Petrobank of this Agreement and each of the applicable Material Agreements:

9.4.1 does not require the consent, approval, authorization, registration or qualification of or with any court, Governmental Body or other third party, except: (a) those which have been obtained (or will be obtained prior to the Time of Closing), or (b) those as may be required (and will be obtained prior to the Time of Closing) under applicable Securities Laws;

9.4.2 does not (or will not with the giving of notice, the lapse of time or the happening of any other event or condition) result in a breach or a violation of, or conflict with or result in a default under, or allow any other Person to exercise any rights under:

9.4.2.1 any of the terms or provisions of the constating documents or resolutions of the board of directors (or any committee thereof) or resolutions of securityholders of Petrobank; or

9.4.2.2 any Law applicable to Petrobank, or any judgment, decree, order or award of any court, Governmental Body or arbitrator having jurisdiction over Petrobank, of which Petrobank is aware, or any agreement, license or permit necessary for the conduct of its business, to which Petrobank is a party or by which its business may be affected;

provided in each case, such breach, violation, conflict, default or rights would affect the ability of Petrobank to perform its obligations under this Agreement and each of the other Material Agreements, as applicable;

9.4.3 will not, to the knowledge of Petrobank, give rise to any Lien on or with respect to the properties or assets now owned or hereafter acquired by Petrobank or the acceleration of or the maturity of any debt under any material indenture, mortgage, lease, agreement or instrument binding or affecting it or any of its properties;

9.5 all corporate actions required to be taken by or on behalf of Petrobank, including the passing of all requisite resolutions of its board of directors, necessary to carry out its obligations pursuant to this Agreement and the other applicable Material Agreements to which Petrobank is a party, have been or will, by Time of Closing, be completed;

9.6 there is not pending or, to the knowledge of Petrobank, threatened against Petrobank any action, suit or proceeding which (a) questions the validity of this Agreement or of any action taken or to be taken by Petrobank pursuant to or in connection with this Agreement or (b) is required to be disclosed in the Final Prospectus; and

9.7 there is no requirement on the part of Petrobank to make any filings with, give any notice to, or obtain any consent, approval, authorization, registration, or qualification of or with any court, Governmental Body or other third party in connection with the execution and delivery of this Agreement and the completion by Petrobank of the transactions contemplated by this Agreement.

10. Covenants of the Company, Petrobank and the Selling Shareholder

10.1 The Company covenants and agrees with the Underwriter and the Selling Shareholder that the Company will advise the Underwriter and the Selling Shareholder, promptly after receiving notice thereof, of the time when the Final Prospectus and any Supplementary Material has been filed and receipts therefore have been obtained (including, in respect of the Final Prospectus, the Final MRRS Decision Document) and will provide evidence satisfactory to the Underwriter and the Selling Shareholder, acting reasonably, of each filing and the issuance of receipts.

10.2 Until the distribution of the Shares has been completed, the Company, Petrobank and the Selling Shareholder severally covenant and agree with the Underwriter, that the Company, Petrobank and the Selling Shareholder will advise the Underwriter, promptly after receiving notice or obtaining knowledge, of (a) the issuance by any Securities Commission of any order suspending or preventing the use of any of the Offering Documents; (b) the suspension of the qualification of the Shares for distribution in any of the Qualifying Jurisdictions; (c) the institution, threatening or contemplation of any proceeding for any of those purposes; or (d) any requests made by any Securities Commission for amending or supplementing the Final Prospectus or for additional information, and will use their commercially reasonable efforts to prevent the issuance of any such order and, if any such order is issued, to obtain the withdrawal of the order as quickly as possible.

10.3 The Company, Petrobank and the Selling Shareholder jointly covenant and agree with the Underwriter that each of the Company, Petrobank and the Selling Shareholder will not at any time, directly or indirectly, take any action intended, or which might reasonably be expected, to cause or result in, or which will constitute, stabilization or manipulation of the price of the securities of the Company to facilitate the sale or resale of any of the Shares or otherwise.

10.4 The Company will apply the proceeds from the issue and sale of the Primary Shares in accordance with the disclosure set out under the heading "Use of Proceeds" in the Final Prospectus.

10.5 Each of the Company, Petrobank and the Selling Shareholder will use its commercially reasonable efforts to promptly do, make, execute, deliver or cause to be done, made, executed or delivered, all such acts, documents and things as the Underwriter may reasonably require from time to time for the purpose of giving effect to this Agreement, the establishment of the New Facilities and the other transactions contemplated by the Final Prospectus and take all such steps as may be reasonably within its power to

implement to their full extent the provisions of this Agreement, the establishment of the New Facilities and the other transactions contemplated by the Final Prospectus.

11. Conditions of Closing

11.1 The obligation of the Underwriter to purchase the Primary Shares from the Company and to act as agent with respect to the offer and sale of the Secondary Shares by the Selling Shareholder will be subject to the following conditions, which conditions may be waived in writing in whole or in part by the Underwriter:

11.1.1 the Underwriter will have received a legal opinion from McKinney, Bancroft & Hughes, Bahamian counsel to the Company and the Selling Shareholder, dated and delivered the Closing Date, in form and substance satisfactory to the Underwriter and its counsel, acting reasonably (and such counsel may rely upon opinions of local counsel where such counsel deems such reliance proper as to the laws other than the Bahamas, may rely as to matters of fact, on certificates of auditors, public officials and officers of the Company and the Selling Shareholder) with respect to the following matters:

11.1.1.1 the Company (a) is a corporation duly incorporated and validly existing under the laws of the Bahamas, (b) is duly qualified to carry on its business in each jurisdiction in which it currently carries on business, and (c) has all requisite corporate power and authority to carry on its business and to own, lease and operate its property and assets, as described in the Final Prospectus, except to the extent that the failure to be so qualified does not have a material adverse impact on the business and affairs of the Company and PCL, taken as a whole;

11.1.1.2 the Selling Shareholder is a corporation duly incorporated and validly existing under the laws of the Bahamas;

11.1.1.3 as to the authorized capital of the Company and as to the number of Common Shares which will, upon receipt of the consideration therefor be issued and outstanding as fully paid and non-assessable Common Shares as at the date of such opinion;

11.1.1.4 the Selling Shareholder is, prior to the completion of the Distribution of the Shares pursuant to this Agreement, the sole registered holder of the outstanding securities of the Company;

11.1.1.5 each of the Preliminary Prospectus and the Final Prospectus, and the execution and filing of each of the Preliminary Prospectus and the Final Prospectus with the Securities Commissions, have been duly approved and authorized by all necessary action on the part of the Company, and each of the Preliminary Prospectus and the Final Prospectus have been duly executed by and on behalf of the Company;

11.1.1.6 the Shares have been validly authorized and issued and are outstanding as fully paid and non-assessable common shares of the Company;

11.1.1.7 the attributes of the Common Shares are consistent in all material respects with the description thereof in the Final Prospectus;

11.1.1.8 all necessary action has been taken by the board of directors of each of the Company and the Selling Shareholder to authorize the execution and delivery by each such entity of this Agreement and each of the other Material Agreements, as applicable, and the performance of their respective obligations under this Agreement and each of the other Material Agreements, as applicable, and this Agreement and each of the other Material Agreements, as applicable, has been duly executed and delivered by each of the Company and the Selling Shareholder and constitutes a legal, valid and binding obligation of each of the Company and the Selling Shareholder enforceable against each of them in accordance with its terms, subject to customary exceptions and limitations relating to bankruptcy, insolvency and other similar laws affecting the enforcement of creditors' rights and equitable remedies generally;

11.1.1.9 the form and terms of the certificate for the Common Shares (a) have been approved and adopted by the board of directors of the Company, and (b) do not conflict with the applicable Laws of the Bahamas or the constating documents of the Company;

11.1.1.10 the Company has taken all necessary corporate action to duly appoint the Transfer Agent at its principal offices in Calgary and Toronto as the transfer agent and registrar for the Shares;

11.1.1.11 the execution and delivery of this Agreement and each of the Material Agreements and the fulfilment of the terms of this Agreement and each of the Material Agreements by the Company:

(a) do not and will not result in a breach of or default under, and do not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of or default under, and do not and will not conflict with:

(i) any of the terms, conditions or provisions of the constating documents or resolutions of the securityholders or board of directors, or any committee of the board of directors, of the Company or any of its subsidiaries; or

(ii) any Laws of the Bahamas applicable to the Company or any of its subsidiaries; or

(b) to counsel's knowledge do not (or will not with the giving of notice, the lapse of time or the happening of any other event or condition) result in a breach or a violation of, or conflict with or result in a default under, or allow any other Person to exercise any rights under, any agreement, license or permit to which any of the Company or any of its subsidiaries is a party or by which their businesses may be affected;

which individually or in the aggregate would have or result in a Material Adverse Effect or affect the ability of the Company to perform its obligations under this Agreement and each of the Material Agreements to which it is a party; and

(c) to counsel's knowledge do not require the consent, approval, authorization, registration or qualification of or with any court, Governmental Body or other third party;

11.1.1.12 the execution and delivery of this Agreement and each of the Material Agreements to which the Selling Shareholder is a party and the fulfilment of the terms of this Agreement and each of the Material Agreements by the Selling Shareholder, as applicable:

(a) do not and will not result in a breach of or default under, and do not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of or default under, and do not and will not conflict with:

(i) any of the terms, conditions or provisions of the constating documents or resolutions of the securityholders or the board of directors, or any committee of the board of directors, of the Selling Shareholder or any of its subsidiaries; or

(ii) any Laws of the Bahamas applicable to the Selling Shareholder or any of its subsidiaries; or

(b) to counsel's knowledge does not (or will not with the giving of notice, the lapse of time or the happening of any other event or condition) result in a breach or a violation of, or conflict with or result in a default under, or allow any other Person to exercise any rights under, any agreement, license or permit to which the Selling Shareholder or any of its subsidiaries is a party or by which their businesses may be affected;

which individually or in the aggregate would have or result in a Material Adverse Effect or affect the ability of the Selling Shareholder to perform its obligations under this Agreement and each of the Material Agreements to which it is a party; and

(c) to counsel's knowledge do not require the consent, approval, authorization, registration or qualification of or with any court, Governmental Body or other third party;

11.1.2 the Underwriter will have received a legal opinion from Conyers Dill & Pearman, Bermudian counsel to PCL, dated and delivered the Closing Date, in form and substance satisfactory to the Underwriter and its counsel, acting reasonably (and such counsel may rely as to matters of fact, on certificates of auditors, public officials and officers of the PCL) with respect to the following matters:

11.1.2.1 PCL (a) is a corporation duly incorporated and validly existing under the laws of the Bermuda, (b) is duly qualified to carry on its business in each jurisdiction in which it currently carries on business, and (c) has all requisite corporate power and authority to carry on its business and to own, lease and operate its property and assets, as described in the Final Prospectus, except to the extent that the failure to be so qualified does not have a material adverse impact on the business and affairs of the Company and PCL, taken as a whole;

11.1.2.2 as to the authorized capital of PCL and as to the number of shares of PCL outstanding as fully paid and non-assessable shares as at the date of such opinion;

11.1.2.3 the Company is the sole registered holder of the outstanding securities of PCL; and

11.1.2.4 to counsel's knowledge there are no material legal or governmental proceedings pending or threatened to which PCL is a party or to which any of the material properties of PCL is subject that not described in the Final Prospectus;

11.1.3 the Underwriter will have received a legal opinion from McCarthy Tétrault LLP, Canadian counsel to the Company, Petrobank and the Selling Shareholder, dated and delivered the Closing Date, in form and substance satisfactory to the Underwriter and its counsel, acting reasonably (and such counsel may rely upon opinions of local counsel where such counsel deems such reliance proper as to the laws other than Canada, British Columbia, Alberta and Ontario and may rely, as to matters of fact, on certificates of auditors, public officials and officers of the Company, Petrobank and the Selling Shareholder) with respect to the following matters:

11.1.3.1 Petrobank is a corporation duly incorporated and validly existing under the ABCA;

11.1.3.2 each of the Preliminary Prospectus and the Final Prospectus, and the execution and filing of each of the Preliminary Prospectus and the Final Prospectus with the Securities Commissions, have been duly approved and authorized by all necessary corporate action on the part of Petrobank and each of the Preliminary Prospectus and the Final Prospectus has been duly executed by Petrobank as promoter of the Company;

11.1.3.3 all necessary action has been taken by the board of directors of Petrobank to authorize the execution and delivery by it of this Agreement and each of the other Material Agreements to which it is a party, and the performance of its obligations under this Agreement and each of the other Material Agreements to which it is a party, and this Agreement and each of the other Material Agreements to which it is a party, has been duly executed and delivered by Petrobank and constitutes a legal, valid and binding obligation of Petrobank enforceable against it in accordance with its terms, subject to customary exceptions and limitations relating to bankruptcy, insolvency and other similar laws affecting the enforcement of creditors' rights and equitable remedies generally;

11.1.3.4 all necessary documents have been filed, all requisite proceedings have been taken and all other legal requirements have been fulfilled under the laws of each of the Qualifying Jurisdictions in order to qualify the distribution of the Shares through investment dealers or brokers who are registered under applicable legislation of the Qualifying Jurisdictions and who have complied with the relevant provisions of such applicable legislation;

11.1.3.5 the TSX has conditionally approved the listing of the Shares, subject to the satisfaction of the Standard Listing Conditions;

11.1.3.6 the form and terms of the certificate for the Common Shares comply with the applicable requirements of the TSX;

11.1.3.7 the execution and delivery of this Agreement and each of the Material Agreements to which Petrobank is a party and the fulfilment of the terms of this Agreement and each of the Material Agreements by Petrobank:

(a) do not and will not result in a breach of or default under, and do not and will not create a state of facts which, after notice or

lapse of time or both, will result in a breach of or default under, and do not and will not conflict with:

(i) any of the terms, conditions or provisions of the constating documents or resolutions of the securityholders of Petrobank; or

(ii) any federal laws of Canada and the laws of the Province of Alberta applicable to Petrobank;

which individually or in the aggregate would have or result in a Material Adverse Effect or affect the ability of Petrobank to perform its obligations under this Agreement and each of the Material Agreements to which it is a party;

11.1.3.8 the Shares will be qualified investments under the Tax Act for trusts governed by registered retirement savings plans, registered retirement income funds and deferred profit sharing plans (the "Plans") and for trusts governed by registered education savings plans;

11.1.3.9 the confirmation of the accuracy and completeness of the section in the Final Prospectus entitled "Canadian Federal Income Tax Considerations";

11.1.3.10 the Company is a reporting issuer or its equivalent in each of the Qualifying Jurisdictions in which such concept exists, and is not in default of the requirements of the Securities Laws of such Qualifying Jurisdictions; and

11.1.3.11 as to such other matters as the Underwriter or counsel to the Underwriter may reasonably request;

11.1.4 if any of the Shares are to be sold in the United States, the Underwriter will have received an opinion, in form and substance acceptable to the Underwriter and its counsel, acting reasonably, to the effect that the offer, sale and delivery of the Shares in the United States does not require registration under the U.S. Securities Act;

11.1.5 the Underwriter will have received from its counsel, Blake, Cassels & Graydon LLP, a legal opinion dated and delivered the Closing Date, in form and substance satisfactory to the Underwriter, with respect to those matters as the Underwriter may reasonably require relating to the distribution of the Shares. In connection with that opinion, counsel to the Underwriter may rely on the opinions of counsel to the Company and the Selling Shareholder, any underlying certificates and, with respect to matters governed by the laws of jurisdictions other than the Province of Alberta, on the opinions of local counsel to the Company;

11.1.6 the Underwriter will have received certificates dated the Closing Date signed by those senior officers of the Company as may be acceptable to the Underwriter, acting reasonably, in form and content satisfactory to the Underwriter, acting reasonably, with respect to:

11.1.6.1 the constating documents of the Company;

11.1.6.2 the resolutions of the board of directors of the Company relevant to the issue and sale of the Shares, listing of the Shares on the TSX, appointment of the Transfer Agent, approval of the form of certificate representing the Common Shares, the execution of this Agreement and each of the Material Agreements and matters ancillary thereto; and

11.1.6.3 the incumbency and signatures of signing officers of the Company;

11.1.7 the Underwriter will have received certificates dated the Closing Date signed by those senior officers of Petrobank and the Selling Shareholder, as may be acceptable to the Underwriter, acting reasonably, in form and content satisfactory to the Underwriter, acting reasonably, with respect to:

11.1.7.1 the resolutions of the board of directors of Petrobank and the Selling Shareholder relevant to the sale of the Secondary Shares and the execution of this Agreement and each of the Material Agreements, as applicable; and

11.1.7.2 the incumbency and signatures of signing officers of each of Petrobank and the Selling Shareholder;

11.1.8 the Underwriter will have received from Deloitte a comfort letter, dated the Closing Date, in form and substance satisfactory to the Underwriter, acting reasonably, bringing forward to the date which is two Business Days prior to the Closing Date the information contained in the comfort letter referred to in Section 4.3.4;

11.1.9 the Company will have delivered to the Underwriter, at the Time of Closing, a certificate dated the Closing Date addressed to the Underwriter and signed by the President and Chief Executive Officer of the Company and the Chief Financial Officer of the Company, certifying for and on behalf of the Company, after having made due inquiries, with respect to the following matters:

11.1.9.1 the Company has complied with all the covenants and satisfied all the terms and conditions of this Agreement on its part to be complied with and satisfied at or prior to the Time of Closing, except to the extent that the same have been waived by the Underwriter pursuant hereto;

11.1.9.2 the representations and warranties of the Company contained in this Agreement, and in any certificates of the Company delivered pursuant to or in connection with this Agreement, are true and correct as at the Time of Closing, with the same force and effect as if made on and as at the Time of Closing, after giving effect to the transactions contemplated by this Agreement;

11.1.9.3 no order, ruling or determination having the effect of ceasing the trading or suspending the sale of the Shares has been issued and no proceedings for that purpose have been instituted or are pending or, to the knowledge of such officers, contemplated or threatened by any regulatory authority; and

11.1.9.4 as to such other matters as the Underwriter may reasonably request;

and all of those matters will in fact be true and correct as at the Time of Closing;

11.1.10 each of Petrobank and the Selling Shareholder, as applicable, will have delivered to the Underwriter, at the Time of Closing, a certificate dated the Closing Date addressed to the Underwriter and signed by the Chief Executive Officer of each of Petrobank and the Selling Shareholder, respectively, and the Chief Financial Officer of each of Petrobank and the Selling Shareholder, respectively, certifying for and on behalf of Petrobank and the Selling Shareholder, as applicable, after having made due inquiries, with respect to the following matters:

11.1.10.1 each of Petrobank and the Selling Shareholder, as applicable, has complied with all the covenants and satisfied all the terms and conditions of this Agreement on its part to be complied with and satisfied at or prior to the Time of Closing, except to the extent that the same have been waived by the Underwriter pursuant hereto;

11.1.10.2 the representations and warranties of each of Petrobank and the Selling Shareholder, as applicable, contained in this Agreement, and in any certificates of Petrobank and the Selling Shareholder, as applicable, delivered pursuant to or in connection with this Agreement, are true and correct as at the Time of Closing, with the same force and effect as if made on and as at the Time of Closing, after giving effect to the transactions contemplated by this Agreement;

11.1.10.3 no order, ruling or determination having the effect of ceasing the trading or suspending the sale of the Shares has been issued and no proceedings for that purpose have been instituted or are pending or, to the knowledge of such officers, contemplated or threatened by any regulatory authority; and

11.1.10.4 as to such other matters as the Underwriter may reasonably request;

and all of those matters will in fact be true and correct as at the Time of Closing;

11.1.11 there shall be no impediments, in the reasonable opinion of the Underwriter, to the establishment of the New Facilities at or immediately following the Time of Closing;

11.1.12 all actions required to be taken by or on behalf of the Company, including the passing of all requisite resolutions of the board of directors of the Company and all requisite filings with Governmental Bodies and Regulatory Authorities will have occurred at or prior to the Time of Closing so as to validly authorize the execution and filing of the Preliminary Prospectus, the Final Prospectus and any Supplementary Material;

11.1.13 all actions required to be taken by or on behalf of each of Petrobank and the Selling Shareholder, including the passing of all requisite resolutions and all requisite filings with any Governmental Body or other third party will have occurred at or prior to the Time of Closing;

11.1.14 each of the directors and officers of the Company will have entered into lock-up agreements with the Underwriter, in form and substance satisfactory to the Underwriter and its counsel, acting reasonably, pursuant to which each of the directors and officers of the Company agrees that for a period of 180 days following the Closing Date, each will not, directly or indirectly, offer, sell, contract to sell, grant any option to purchase, make any short sale or otherwise dispose of, transfer, or announce any intention to do so, any Common Shares, whether now owned or acquired after the date hereof through completion of the offering of the Shares, owned directly or indirectly, or under their control or direction, or with respect to which each has beneficial ownership, or enter into any transaction or arrangement that has the effect of transferring, in whole or in part, any of the economic consequences of ownership of Common Shares, other securities, cash or otherwise, other than pursuant to a take-over bid or other acquisition proposal made generally to all the holders of Common Shares;

11.1.15 the Shares will have been listed on the TSX effective as of the Closing Date, subject only to the Standard Listing Conditions; and

11.1.16 the Underwriter will have received such other certificates, opinions, agreements, materials or documents in form and substance satisfactory to the Underwriter and the Underwriter's counsel as the Underwriter and the Underwriter's counsel may reasonably request.

12. Closing

12.1 The closing of the purchase and sale of the Shares will be completed at the Time of Closing at the offices of McCarthy Tétrault LLP in Calgary, Alberta, or at any other

place determined in writing by the Company, Petrobank, the Selling Shareholder and the Underwriter.

12.2 The Company and the Selling Shareholder will deliver to the Underwriter one or more definitive certificates representing in aggregate the Shares registered in such name or names as the Underwriter shall notify the Company and the Selling Shareholder in writing not less than 24 hours prior to the Time of Closing.

12.3 Delivery of the Shares pursuant to Section 12.2 above will be made against payment by the Underwriter of the purchase price for the Shares, net of the Underwriter's fee and the Underwriter's expenses payable by the Company and the Selling Shareholder pursuant to Sections 16 and 17, respectively, by wire transfers of immediately available (same day) funds to: (a) in the case of the Company, such account of the Company as the Company shall direct, and (b) in the case of the Selling Shareholder, such account of the Selling Shareholder as the Selling Shareholder shall direct. The directions referred to in this Section 12.3 shall be delivered to the Underwriter in writing not less than 48 hours prior to the Time of Closing.

12.4 At or prior to the Time of Closing, the Underwriter shall have received all of the certificates, opinions, agreements, materials or other documents specified in Section 11.1. Such certificates, opinions, agreements, materials and other documents, and the securities and purchase price specified in Section 12.3 may be delivered prior to the Time of Closing and held in escrow, to be released upon the conditions agreed among the Underwriter, the Company, Petrobank and the Selling Shareholder.

13. Restrictions on Further Issues or Sales

13.1 During the period commencing on the date of this Agreement and ending on the day which is 180 days following the Closing Date, the Company will not, and will cause its subsidiaries not to, directly or indirectly, without the prior written consent of the Underwriter (which consent will not be unreasonably withheld), directly or indirectly issue, sell, offer, grant an option or right in respect of, or otherwise dispose of any Common Shares or any securities convertible into or exercisable or exchangeable for any Common Shares, or announce any intention to effect the foregoing, other than (a) the sale of Primary Shares pursuant to this Agreement, (b) the grant or exercise of stock options and other similar issuances pursuant to the Company's stock option plan and deferred share compensation plan, and (c) the issue of Common Shares upon exercise of convertible securities, warrants or options outstanding prior to the Closing Date.

13.2 During the period commencing on the date of this Agreement and ending on the day which is 180 days following the Closing Date, each of Petrobank and the Selling Shareholder will not, directly or indirectly, without the prior written consent of the Underwriter (which consent will not be unreasonably withheld), directly or indirectly issue, sell, offer, grant an option or right in respect of, or otherwise dispose of any Common Shares or any securities convertible into or exercisable or exchangeable for any

Common Shares, or announce any intention to effect the foregoing, other than the sale of Secondary Shares pursuant to this Agreement.

14. Indemnification

14.1 The Company will (subject to Section 14.4 and Section 15) protect, hold harmless and indemnify the Underwriter and its affiliates and their respective directors, officers, employees, shareholders and agents (collectively, the "**Indemnified Parties**" and individually an "**Indemnified Party**") from and against all losses (other than losses of profit in connection with the distribution of the Shares), claims, damages, liabilities, costs and expenses, including, without limitation, all amounts paid to settle actions or satisfy judgments or awards and all reasonable legal fees and expenses (collectively, a "**Claim**") caused by or arising directly or indirectly by reason of:

14.1.1 any breach of or default under any representation, warranty, covenant or agreement of the Company in this Agreement or any other document or certificate to be delivered by the Company pursuant hereto or the failure of the Company to comply with any of its obligations hereunder or thereunder;

14.1.2 any information or statement (except for any information or statement relating solely to the Underwriter and furnished by the Underwriter specifically for use in such documents) contained in any of the Offering Documents being or being alleged to be a misrepresentation or untrue or any omission or alleged omission to state in those documents any material fact (except for any information and statements relating solely to the Underwriter, and furnished by the Underwriter specifically for use in such document) required to be stated in those documents or necessary to make any of the statements therein not misleading in light of the circumstances in which they were made;

14.1.3 any statement (except for matters relating solely to the Underwriter, and furnished by the Underwriter specifically for use in such statements) contained in any information or documents filed by or on behalf of the Company with the Securities Commissions in compliance, or intended compliance, with the Securities Laws until the date on which the distribution of Shares is completed, which at the time and in the light of the circumstances in which it was made contained or is alleged to have contained a misrepresentation or was untrue, false or misleading;

14.1.4 any order made or any inquiry, investigation or proceeding instituted, threatened or announced by any court, securities regulatory authority, stock exchange or by any other competent authority, based upon any untrue statement, omission or misrepresentation or alleged untrue statement, omission or misrepresentation (except a statement, omission or misrepresentation relating solely to the Underwriter and furnished by the Underwriter specifically for use in such document) contained in any of the Offering Documents, preventing or restricting the trading in or the sale or distribution of the Shares; or

14.1.5 the Company not complying with any requirement of any Securities Laws or applicable provision of U.S. Securities Laws;

and will reimburse the Indemnified Parties for all reasonable costs, charges and expenses, as incurred, which any of them may pay or incur in connection with investigating or disputing any Claim or action related thereto. This indemnity will be in addition to any liability which the Company may otherwise have.

14.2 Each of Petrobank and the Selling Shareholder will jointly and severally protect, hold harmless and indemnify each of the Indemnified Parties from and against all Claims caused by or arising directly or indirectly by reason of:

14.2.1 any breach of or default under any representation, warranty, covenant or agreement of Petrobank or the Selling Shareholder in this Agreement or any other document or certificate to be delivered by Petrobank or the Selling Shareholder pursuant hereto or the failure of Petrobank or the Selling Shareholder to comply with any of its obligations hereunder or thereunder;

14.2.2 any information or statement contained in any of the Offering Documents (except any information or statement relating solely to the Underwriter and furnished by the Underwriter specifically for use in such documents) being or being alleged to be a misrepresentation or untrue or any omission or alleged omission to state in those documents any material fact required to be stated in those documents or necessary to make any of the statements therein not misleading in light of the circumstances in which they were made;

14.2.3 any statement (except any information or statement relating solely to the Underwriter and furnished by the Underwriter specifically for use in such documents) contained in any information or documents filed by or on behalf of the Company with the Securities Commissions in compliance, or intended compliance, with the Securities Laws which at the time and in the light of the circumstances in which it was made contained or is alleged to have contained a misrepresentation or was untrue, false or misleading;

14.2.4 any order made or any inquiry, investigation or proceeding instituted, threatened or announced by any court, securities regulatory authority, stock exchange or by any other competent authority, based upon any untrue statement, omission or misrepresentation or alleged untrue statement, omission or misrepresentation contained in any of the Offering Documents, preventing or restricting the distribution of or trading in the Shares; or

14.2.5 Petrobank or the Selling Shareholder not complying with any requirement of any Securities Laws or applicable provision of U.S. Securities Laws;

and will reimburse the Indemnified Parties for all reasonable costs, charges and expenses, as incurred, which any of them may pay or incur in connection with investigating or

disputing any Claim or action related thereto. This indemnity will be in addition to any liability which Petrobank or the Selling Shareholder may otherwise have.

14.3 If any Claim contemplated by Sections 14.1 or 14.2 is asserted against any of the Indemnified Parties, or if any potential Claim contemplated by this section comes to the knowledge of any of the Indemnified Parties, the Indemnified Party concerned will notify in writing the applicable indemnifying parties hereunder (collectively, the "**Indemnifying Parties**" and individually an "**Indemnifying Party**"), as soon as reasonably practicable, of the nature of the Claim (provided that any failure to so notify in respect of any potential Claim will not, subject to the following, affect the liability of the Indemnifying Parties under this section and provided further that any failure to so notify in respect of any actual Claim will affect the liability of the Indemnifying Parties under this section only to the extent that an Indemnifying Party is prejudiced by such failure). The Indemnifying Parties will, subject to the following, be entitled (but not required) to assume the defence on behalf of the Indemnified Party of any suit brought to enforce the Claim; provided that the defence will be through legal counsel selected by the Indemnifying Parties and acceptable to the Indemnified Party, acting reasonably, and no admission of liability will be made by the Indemnifying Parties or the Indemnified Party without, in each case, the prior written consent of all the Indemnified Parties affected and the Indemnifying Parties, in each case, which consent will not be unreasonably withheld. An Indemnified Party will have the right to employ separate counsel in any such suit and participate in its defence but the fees and expenses of that counsel will be at the expense of the Indemnified Party unless:

14.3.1 the Indemnifying Parties fail to assume the defence of the suit on behalf of the Indemnified Party within ten days of receiving notice of the suit;

14.3.2 the employment of that counsel has been authorized by the Indemnifying Parties; or

14.3.3 the named parties to the suit (including any added or third parties) include the Indemnified Party and any of the Indemnifying Parties and the Indemnified Party has been advised in writing by counsel that there are legal defences available to the Indemnified Parties that are different or in addition to those available to the Indemnifying Parties or that representation of the Indemnified Party by counsel for the Indemnifying Parties is inappropriate as a result of the potential or actual conflicting interests of those represented;

(in each of clauses 14.3.1, 14.3.2 or 14.3.3, the Indemnifying Parties will not have the right to assume the defence of the suit on behalf of the Indemnified Party, but the Indemnifying Parties will be liable to pay the reasonable fees and expenses of separate counsel for all Indemnified Parties and, in addition, of local counsel in each applicable jurisdiction). Notwithstanding the foregoing, no settlement may be made by an Indemnified Party without the prior written consent of the Indemnifying Parties, which consent will not be unreasonably withheld.

14.4 The rights of indemnity contained in subsections 14.1 and 14.2 will not enure to the benefit of the Underwriter if the provisions of Sections 4 and 5 have been complied with and the Person asserting any claim contemplated by subsections 14.1 and 14.2 was not provided with a copy of the Final Prospectus, the U.S. Placement Memorandum or Supplementary Material, as the case may be, which corrects any untrue statement or information, misrepresentation (for the purposes of Securities Laws or any of them) or omission which is the basis of the Claim and which is required under Securities Laws or U.S. Securities Laws to be delivered to that Person by the Underwriter or the Selling Firms (if any).

14.5 The Indemnifying Parties waive any right they may have of first requiring an Indemnified Party to proceed against or enforce any other right, power, remedy or security or to claim payment from any other Person before claiming under the indemnity provided for in this Section 14. It is not necessary for an Indemnified Party to incur expense or make payment before enforcing such indemnity.

14.6 The Indemnifying Parties hereby acknowledge and agree that, with respect to Sections 14 and 15 of this Agreement, the Underwriter is contracting on its own behalf and as agent for its affiliates, directors, officers, employees, shareholders and agents (collectively, the "**Beneficiaries**"). In this regard, the Underwriter will act as trustee for the Beneficiaries of the covenants of the Indemnifying Parties under Sections 14 and 15 of this Agreement with respect to the Beneficiaries and accepts these trusts and will hold and enforce those covenants on behalf of the Beneficiaries.

14.7 If any Claim is brought in connection with the transactions contemplated by this Agreement and the Underwriter is required to testify in connection therewith or is required to respond to procedures designed to discover information relating thereto, the reasonable fees of the Underwriter at the normal per diem rate for its directors, officers, employees and agents involved in preparation for, and attendance at, such proceedings or in so responding and any other reasonable costs and out-of-pocket expenses incurred by it in connection therewith will be paid by the Indemnifying Parties as they are incurred.

14.8 The obligations under Sections 14 and 15 shall apply whether or not the transactions contemplated by this Agreement are completed and shall survive the completion of the transactions contemplated under this Agreement and the termination of this Agreement.

15. Right of Contribution

15.1 In order to provide for just and equitable contribution in circumstances in which an indemnity provided in Section 14 of this Agreement would otherwise be available in accordance with its terms but is, for any reason not solely attributable to any one or more of the Indemnified Parties, held to be unavailable to or unenforceable by the Indemnified Parties or enforceable otherwise than in accordance with its terms, the Indemnified Parties and the Indemnifying Parties, as the case may be, will contribute to the aggregate of all claims, damages, liabilities, costs and expenses and all losses (other than losses of

profits in connection with the distribution of the Shares) of the nature contemplated in Section 14 of this Agreement:

15.1.1 in such proportion as is appropriate to reflect the relative benefits received by the Indemnifying Parties on the one hand and any Indemnified Party on the other hand, from, in the case of the Indemnifying Parties, the distribution of the Shares and, in the case of the Indemnified Parties, the distribution of the Shares; or

15.1.2 if the allocation provided by clause 15.1.1 above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause 15.1.1 above but also the relative fault of the Indemnifying Parties on the one hand and the Underwriter on the other hand, in connection with the matters or things referred to in Sections 14.1 and 14.2 which resulted in such Claims, as well as any other relevant equitable considerations;

provided that the Indemnified Parties shall not in any event be liable to contribute, in the aggregate, any amount in excess of the total fee or any portion thereof actually received by them pursuant to this Agreement. The relative benefits received by the Indemnifying Parties on the one hand and the Indemnified Parties on the other shall be deemed to be in the same ratio as the total proceeds from the distribution of the Shares received by the Indemnifying Parties is to the Underwriter's total fee received by the Underwriter pursuant to this Agreement. For greater certainty, solely as between the Company and the Selling Shareholder, the relative benefits received by each shall reflect gross proceeds received, in the case of the Company from the sale of the Primary Shares and in the case of the Selling Shareholder, from the sale of the Secondary Shares, if any. The relative fault of the Indemnifying Parties on the one hand and of the Underwriter on the other hand shall be determined by reference to, among other things, whether the matters or things referred to in Sections 14.1 and 14.2 which resulted in such Claims relate to information supplied by or steps or actions taken or done or not taken or done by or on behalf of the Indemnifying Parties, or to information supplied by or steps or actions taken or done or not taken or done by or on behalf of the Underwriter and the relative intent, knowledge, access to information and opportunity to correct or prevent such statement, omission or misrepresentation, or other matter or thing referred to in Sections 14.1 and 14.2. The parties agree that it would not be just and equitable if contribution pursuant to this Section 15.1 were determined by any method of allocation that does not take into account the equitable considerations referred to above in this Section 15.1.

15.2 For greater certainty, the Indemnifying Parties will not have any obligation to contribute pursuant to this Section 15 in respect of any Claim except to the extent the indemnity given by them in Section 14 of this Agreement would have been applicable to that Claim in accordance with its terms, had that indemnity been found to be enforceable and available to the Indemnified Parties.

15.3 The rights to contribution provided in this section will be in addition to and not in derogation of any other right to contribution which the Indemnified Parties may have by

statute or otherwise at law, provided that Sections 15.1 and 15.2 will apply, *mutatis mutandis*, in respect of that other right.

15.4 No party who has engaged in any fraud, wilful default, fraudulent misrepresentation, negligence, wilful misconduct or reckless disregard will be entitled to claim indemnity under Section 14.1 or 14.2 or contribution under Section 15.1 from any Person who has not engaged in that fraud, wilful default, fraudulent misrepresentation, negligence, wilful misconduct or reckless disregard.

16. Fees

In consideration of the services to be rendered by the Underwriter in connection with the purchase and sale of the Shares, the Company shall pay to the Underwriter at Closing Time, a cash fee equal to 6.00% (exclusive of federal goods and services tax, if applicable) of the purchase price for each of the Primary Shares purchased by the Underwriter, or $0.225 per Primary Share, for a total fee of $3,600,000 for all of the Primary Shares, and the Selling Shareholder shall pay to the Underwriter at the Closing Time a cash fee equal to 6.00% (exclusive of federal goods and services tax, if applicable) of the purchase price for each of the Secondary Shares placed by the Underwriter, or $0.225 per Primary Share, for a total of $900,000 if all of the Secondary Shares are sold. Notwithstanding the foregoing, the Underwriter will not be entitled to any fee in respect of Shares sold to officers and directors of each of the Company, Petrobank and the Selling Shareholder pursuant to the offerings contemplated hereby. Unless otherwise agreed by the Underwriter, the fees payable hereunder shall be paid from the gross proceeds of the sale of the Shares. The obligations of the Company and the Selling Shareholder to pay such fees shall arise at the Time of Closing and the fees shall be fully earned by the Underwriter at that time.

17. Expenses

17.1 Whether or not the purchase and sale of the Shares pursuant to this Agreement is completed, the Company and the Selling Shareholder shall be severally liable (in proportion to the number of Primary Shares and Secondary Shares sold by each under this Agreement) for all expenses of or incidental to the purchase, sale, delivery and distribution of the Shares and of or incidental to all matters in connection with the transactions set out in this Agreement including, without limitation:

17.1.1 reasonable fees, expenses and disbursements of the Underwriter's Canadian, United States, Colombian, Norwegian, Bermudian and Bahamian counsel and the out-of-pocket expenses reasonably incurred by or on behalf of the Underwriter including, without limitation, any advertising, printing, courier, telecommunications, data search, roadshow presentations, travel or other expenses, provided that (a) any single "out-of-pocket" expense to be incurred by the Underwriter in excess of $10,000 shall be subject to approval by the Company, acting reasonably, and (b) the Company and the Selling Shareholder will only be responsible for the legal fees of the Underwriter's Canadian and Colombian counsel to a maximum of $130,000 (prior to disbursements and any

applicable taxes), provided further that the Company and the Selling Shareholder will be responsible for the Underwriter's Canadian and Colombian counsel's legal fees in excess of such amount to the extent that the Company, the Selling Shareholder and the Underwriter agree, each acting reasonably, that such additional fees have arisen as a result of significant issues required to be addressed in the course of the offering of the Shares;

17.1.2 fees and expenses payable in connection with the qualification for distribution of the Shares under applicable Securities Laws and the listing of the Shares of the TSX;

17.1.3 the fees and expenses of the auditors of the Company and PCL, and Canadian and foreign counsel to the Company, Petrobank and the Selling Shareholder;

17.1.4 all costs incurred in connection with the preparation, filing and printing of the Preliminary Prospectus, the Final Prospectus, any Supplementary Material and any Share certification costs; and

17.1.5 all fees and expenses of the Transfer Agent and CDS;

including Canadian federal goods and services tax and provincial sales tax eligible in respect of any of the foregoing.

18. All Terms to be Conditions

The Company, Petrobank and the Selling Shareholder agree that the conditions contained in Section 11 of this Agreement will be complied with insofar as they relate to acts to be performed or caused to be performed by the Company, Petrobank and the Selling Shareholder, as applicable, and that each will use its best efforts to cause all of those conditions to be complied with insofar as they relate to acts to be performed or caused to be performed by the Company, Petrobank and the Selling Shareholder. Each certificate required to be provided in accordance with the terms of this Agreement, signed by any officer or officers of the Company, Petrobank or the Selling Shareholder and delivered to the Underwriter or the Underwriter's counsel, will constitute a representation and warranty by the Company, Petrobank or the Selling Shareholder, as the case may be, to the Underwriter as to the matters covered thereby. All representations, warranties, covenants and other terms of this Agreement will be and will be deemed to be conditions, and any breach or failure to comply with any of them or any of the conditions set out in Section 11 will entitle the Underwriter to terminate its obligation to purchase the Primary Shares and to offer the Secondary Shares for sale, by written notice to that effect given to the Company, Petrobank and the Selling Shareholder at or prior to the Time of Closing. It is understood that the Underwriter may waive, in whole or in part, or extend the time for compliance with, any of those terms and conditions without prejudice to the rights of the Underwriter in respect of any of those terms and conditions or any other or subsequent breach or non-compliance, provided that to be binding on the Underwriter, any such waiver or extension must be in writing.

19. Termination by Underwriter in Certain Events

19.1 The Underwriter will also be entitled to terminate its obligation to purchase the Primary Shares and to offer the Secondary Shares for sale by written notice to that effect given to the Company and the Selling Shareholder at or prior to the Time of Closing if:

19.1.1 any inquiry, action, suit, investigation or other proceeding (whether formal or informal) in relation to the Company or PCL, or the Selling Shareholder is instituted or threatened or announced or any order is made by any Governmental Body having jurisdiction over the Company or PCL, or their respective businesses or affairs (other than an inquiry, action, suit, investigation or proceeding or order based solely upon the activities or alleged activities of the Underwriter or the Selling Firms), which has not been rescinded, revoked or withdrawn and which, in the opinion of the Underwriter, acting reasonably, operates to prevent or materially restrict the distribution of the Shares in any of the Qualifying Jurisdictions or Other Jurisdictions or would prevent or materially restrict the distribution of the Shares under this Agreement or would prevent or materially restrict trading in the Shares or would reasonably be expected to have a Material Adverse Effect or to materially adversely effect the market price or value of the Shares or any of them;

19.1.2 there should occur any material change or any change in any material fact or other change, event, development or fact such as is contemplated in Section 5 hereof, which, in the opinion of the Underwriter, acting reasonably, results or would reasonably be expected to result in the purchasers of a material number of Shares exercising their right under applicable legislation to withdraw or rescind from their purchase thereof or sue for damages in respect thereof or would reasonably be expected to have a Material Adverse Effect or to materially adversely effect the market price or value of the Shares or any of them;

19.1.3 the state of the financial markets in Canada or the United States becomes such that, in the opinion of the Underwriter, acting reasonably, the Shares cannot be marketed profitably;

19.1.4 there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence of national or international consequence or any Law or regulation which, in the opinion of the Underwriter, acting reasonably, seriously adversely affects or may seriously adversely affect the financial markets in Canada, the United States or the Other Jurisdictions or the business, operations or affairs of the Company and PCL, taken as a whole, or the market price, value or marketability of the Shares or any of them; or

19.1.5 the Underwriter shall become aware, whether as a result of its due diligence review of the Company, the Selling Shareholder, PCL and their respective businesses, or otherwise, of any adverse material change or fact, as determined by the Underwriter in its sole discretion, with respect to the Company or the

Selling Shareholder, the distribution of the Shares or the matters contemplated by this Agreement which had not been publicly disclosed or disclosed in writing to the Underwriter prior to the date of this Agreement; or

19.1.6 the Company, Petrobank or the Selling Shareholder shall be in breach or default under or non-compliance with any material representation, warranty, term or condition of this Agreement.

19.2 If this Agreement is terminated by the Underwriter pursuant to Section 19.1 of this Agreement, there will be no further liability on the part of the Underwriter or of the Company, Petrobank or the Selling Shareholder to the Underwriter, except in respect of any liability which may have arisen or may later arise under Sections 14, 15, 17 and 18 of this Agreement.

19.3 The right of the Underwriter to terminate its obligations under this Agreement is in addition to all other remedies it may have in respect of any default, act or failure to act of the Company, Petrobank or the Selling Shareholder in respect of any of the matters contemplated by this Agreement.

20. Over-Allotment

In connection with the distribution of the Shares, the Underwriter and the Selling Firms (if any) may over-allot or effect transactions which stabilize or maintain the market price of the Shares at levels above those which might otherwise prevail in the open market, in compliance with Securities Laws. Those stabilizing transactions, if any, may be discontinued at any time.

21. Alternative Business Transaction

In the event that the offering of the Shares pursuant to this Agreement is not completed for any reason other than the Underwriter terminating this Agreement in accordance with Section 19 hereof, and Petrobank, the Selling Shareholder, the Company or PCL completes an Alternative Business Transaction within six months following the date hereof, then Petrobank shall pay to the Underwriter the underwriting fee payable with respect to the Shares hereunder on completion of the Alternative Business Transaction in consideration for the Underwriter's work in connection with the offering of the Shares.

22. Notice

Any notice or other communication required or permitted to be given under this Agreement will be in writing and will be delivered to:

(a)	in the case of the Company:	Calle 114 No. 9-45 Torre B Oficina 1506 Bogotá, Colombia Attention: President and Chief Executive Officer Facsimile No.: 011-571-629-2724
	with a copy to:	McCarthy Tétrault LLP 421 – 7th Avenue S.W. Suite 3300 Calgary, AB T2P 4K9 Attention: Andrew Grasby Facsimile No.: (403) 260-3501
(b)	in the case of Petrobank or the Selling Shareholder:	2600, 240 – 4th Avenue S.W. Calgary, Alberta T2P 4H4 Attention: President and Chief Executive Officer Facsimile No.: (403) 266-5794
	with a copy to:	McCarthy Tétrault LLP 421 – 7th Avenue S.W. Suite 3300 Calgary, AB T2P 4K9 Attention: Andrew Grasby Facsimile No.: (403) 260-3501
(c)	in the case of the Underwriter:	Haywood Securities Inc. 181 Bay Street, Suite 2910 BCE Place, Bay Wellington Tower Box 808 Toronto, ON M5J 2T3 Attention: John Willett Facsimile No.: (416) 507-2345
	with a copy to:	Blake, Cassels & Graydon LLP 3500 Bankers Hall East 855 – 2nd Street SW Calgary, Alberta T2P 4J8 Attention: Daniel McLeod Facsimile No.: (403) 260-9700

The parties may change their respective addresses for notices by notice given in the manner set out above. Any notice or other communication will be in writing, and unless delivered personally to the addressee or to a responsible officer of the addressee, as applicable, will be

given by facsimile and will be deemed to have been given when (i) in the case of a notice delivered personally to a responsible officer of the addressee, when so delivered; and (ii) in the case of a notice delivered or given by facsimile, on the first Business Day following the day on which it is sent.

23. Miscellaneous

23.1 This Agreement will be governed by and interpreted in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein.

23.2 The parties hereby irrevocably and unconditionally consent to and submit to the courts of Alberta for any actions, suits or proceedings arising out of or relating to this Agreement or the matters contemplated hereby (and agree not to commence any action, suit or proceeding relating thereto except in such courts) and further agree that service of any process, summons, notice or document by single registered mail to the address of the parties set forth in this Agreement shall be effective service of process for any action, suit or proceeding brought against any party in such court. The parties hereby irrevocably and unconditionally waive any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the matters contemplated hereby in the courts of Alberta and hereby further irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such action, suit or proceeding so brought has been brought in an inconvenient forum.

23.3 Time will be of the essence of this Agreement and, following any waiver or indulgence by any party, time will again be of the essence of this Agreement.

23.4 The words "hereof", "hereunder" and similar phrases mean and refer to this Agreement.

23.5 All representations, warranties, covenants and agreements of the Company, Petrobank and the Selling Shareholder contained in this Agreement or contained in documents submitted pursuant to this Agreement and in connection with the transaction of purchase and sale contemplated by this Agreement will survive the purchase and sale of the Shares and the termination of this Agreement and will continue in full force and effect for the benefit of the Underwriter for a period of three years after the Closing Date, regardless of any subsequent disposition of the Shares or any investigation by or on behalf of the Underwriter with respect thereto, except for the representations of the Selling Shareholder as to title to the Secondary Shares which will survive indefinitely. The Underwriter will be entitled to rely on the representations and warranties of the Company, Petrobank and the Selling Shareholder contained in this Agreement or delivered pursuant to this Agreement notwithstanding any investigation which the Underwriter may undertake or which may be undertaken on the Underwriter's behalf.

23.6 Each of the parties to this Agreement will be entitled to rely on delivery of a facsimile copy of this Agreement and acceptance by each party of any such facsimile copy will be legally effective to create a valid and binding agreement between the parties to this Agreement in accordance with the terms of this Agreement.

23.7 This Agreement may be executed in any number of counterparts, each of which when so executed will be deemed to be an original and all of which, when taken together, will constitute one and the same agreement.

23.8 To the extent permitted by applicable law, the invalidity or unenforceability of any particular provision of this Agreement will not affect or limit the validity or enforceability of the remaining provisions of this Agreement.

23.9 Except as provided for herein, this Agreement and the other documents referred to in this Agreement constitute the entire agreement between the Underwriter, the Company, Petrobank and the Selling Shareholder relating to the subject matter of this Agreement and supersede all prior agreements between those parties with respect to their respective rights and obligations in respect of the transactions contemplated under this Agreement.

23.10 The terms and provisions of this Agreement will be binding upon and enure to the benefit of the Company, Petrobank and the Selling Shareholder and the Underwriter and their respective successors and assigns; provided that, except as otherwise provided in this agreement, this Agreement will not be assignable by any party without the written consent of the others and any purported assignment without that consent will be invalid and of no force and effect.

If this letter accurately reflects the terms of the transactions which we are to enter into and are agreed to by you, please communicate your acceptance by executing the enclosed copies of this letter where indicated and returning them to us.

Yours very truly,

HAYWOOD SECURITIES INC.

Per: *"John Willett"*

Accepted and agreed to by the undersigned as of the date of this letter first written above.

PETROMINERALES LTD.

Per: *"Steven J. Benedetti"*

PETROBANK ENERGY AND RESOURCES LTD.

Per: *"John D. Wright"*

PETRO INTERNATIONAL LTD.

Per: *"Steven J. Benedetti"*

SCHEDULE A

UNITED STATES OFFERS AND SALES

SCHEDULE A

U.S. SELLING RESTRICTIONS

1. Definitions

In this Schedule, the following words and phrases shall have the following meanings. Capitalized terms that are not defined in this Schedule shall have the meanings given to them in the Underwriting Agreement to which this Schedule A is attached:

(a) "**Accredited Investors**" means persons that are "accredited investors" within the meaning of Rule 501(a) under Regulation D under the U.S. Securities Act;

(b) "**Directed Selling Efforts**" means "direct selling efforts" as that term is defined in Rule 902 of Regulation S. Without limiting the foregoing, but for greater clarity, such term means, subject to the exclusions from the definition of "directed selling efforts" contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the Shares, and includes, without limitation, the placement of any advertisement in a publication with a general circulation in the United States that refers to the offering of any of the Shares;

(c) "**Foreign Issuer**" means a foreign issuer as that term is defined in Rule 902 of Regulation S; Without limiting the foregoing, but for greater clarity, it means any issuer that is (1) the government of any country, or of any political subdivision of a country, other than the United States; or (2) a Company or other organization incorporated under the laws of any country other than the United States, except an issuer meeting the following conditions: (a) more than 50 percent of the outstanding voting securities of such issuer are directly or indirectly owned of record by residents of the United States; and (b) any of the following: (i) the majority of the executive officers or directors are United States citizens or residents, (ii) more than 50 percent of the assets of the issuer are located in the United States, or (iii) the business of the issuer is administered principally in the United States;

(d) "**QIB**" means a "qualified institutional buyer" as defined in Rule 144A;

(e) "**Regulation D**" means Regulation D adopted by the SEC under the U.S. Securities Act;

(f) "**Regulation S**" means Regulation S adopted by the SEC under the U.S. Securities Act;

(g) **"Rule 144A"** means Rule 144A adopted by the SEC under the U.S. Securities Act;

(h) **"SEC"** means the United States Securities and Exchange Commission;

(i) **"Section 4(2)"** means Section 4(2) of the U.S. Securities Act;

(j) **"Substantial U.S. Market Interest"** means substantial U.S. market interest as that term is defined in Rule 902(j) of Regulation S;

(k) **"Underwriter Affiliate"** means Haywood Securities (USA) Inc.;

(l) **"United States"** means the United States of America, its territories and possessions, any State of the United States, and the District of Columbia;

(m) **"U.S. Exchange Act"** means the United States Securities Exchange Act of 1934, as amended; and

(n) **"U.S. Securities Act"** means the United States Securities Act of 1933, as amended.

2. U.S. Securities Matters

The Underwriter and the Company agree as follows:

(a) The Underwriter acknowledges that none of the Shares have been or will be registered under the U.S. Securities Act and that the Shares are being offered and sold pursuant to U.S. Securities Laws and in reliance upon and in compliance with Regulation S and may not be offered or sold within the United States except pursuant to either (i) the exemption from the registration requirements of the U.S. Securities Act provided by Rule 144A to QIBs, or (ii) an exemption from the registration requirements of the U.S. Securities Act provided in connection with sales to Accredited Investors, and represent and agree that neither the Underwriter nor the Underwriter Affiliate, nor any person acting on their behalf (a) has made or will make any Directed Selling Efforts, (b) has made or will make (except to the extent permitted by this Section 2) (1) any offer to sell or solicitation of any offer to buy any of the Shares to any person in the United States or (2) any sale of the Shares to any person unless, at the time the order to purchase such Shares was placed, such person was outside the United States or the seller of such Shares and any person acting on its behalf reasonably believe that, at the time the order to purchase such Shares was placed, such person was outside the United States within the meaning of Regulation S, or (c) has taken or will take any action that would constitute a violation of Regulation M under the U.S. Exchange Act. The Underwriter agrees that all offers and sales in the United States shall be made by the Underwriter Affiliate or another U.S. registered broker or dealer selected by the Underwriter in compliance with all applicable federal and state laws and regulations governing registration and conduct of broker-dealers.

(b) The Company and the Underwriter agree that the Shares may be offered and sold in the United States pursuant only to (a) the provisions of Rule 144A and, thereunder, only to persons who are reasonably believed to be QIBs, and/or (b) the provisions of Section 4(2) and only to persons the offeror had reasonable basis to believe and did believe to be Accredited Investors, which persons each execute and deliver to the Company, the Underwriter and the Underwriter Affiliate a purchaser's letter in the form set out in Exhibit A to the U.S. Placement Memorandum, and, on the date hereof, continues to believe that each such purchaser is a QIB or an Accredited Investor, as applicable.

(c) In connection with the offers and sales in the United States, the Underwriter agree for itself and for its affiliates not to offer or sell, or to solicit any offer to buy, by any form of general solicitation or general advertising (as those terms are used in Regulation D) or in any manner involving a public offering within the meaning of Section 4(2) and agrees to take reasonable steps to ensure that the purchaser is aware that the seller may rely on exemptions from the provisions of Section 5 of the U.S. Securities Act, including, as applicable, Rule 144A.

(d) The Underwriter agrees that offers to sell, solicitations of offers to buy and sales of Shares in the United States shall be made only in transactions that are exempt from the registration or qualification requirements of applicable U.S. state securities ("**Blue Sky**") laws, in accordance with the applicable U.S. federal and state requirements relating to the registration of brokers and dealers only by the Underwriter Affiliate or another U.S. registered broker or dealer selected by the Underwriter.

(e) The Company represents that it is and as of the date of issuance of the Shares will be a Foreign Issuer and that as of the date hereof there is and as of the date of issuance of the Shares there will be no Substantial U.S. Market Interest in the Shares.

(f) The Company represents and agrees that, as of the date hereof and as at the date of issuance of the Shares:

(i) the Shares are not and will not be;

(ii) no securities of the same class as the Shares are or will be; and

(iii) no American Depository Shares representing any securities of the same class as the Shares is or will be;

listed on a national securities exchange that is registered under Section 6 of the U.S. Exchange Act, quoted in any "U.S. automated inter-dealer quotation system" (as such term is used in the U.S. Exchange Act), or convertible or exchangeable at an effective conversion premium or effective exercise premium (calculated as specified in paragraphs (a)(6) and (a)(7) of Rule 144A) of less than 10% for securities so listed or quoted.

(g) The Company agrees that, for so long as any of the Shares are outstanding and are "restricted securities" within the meaning of Rule 144(a)(3) under the U.S. Securities Act and it is not subject to and in compliance with Section 13 or Section 15(d) of the U.S. Exchange Act nor exempt from reporting pursuant to Rule 12g3-2(b) under the U.S. Exchange Act, it will, unless the Shares may be resold pursuant to Rule 144(k) under the U.S. Securities Act, timely furnish to any holder of the Shares, or any prospective purchaser thereof designated by a holder, upon the request of such holder or prospective purchaser, the information specified by Rule 144A(d)(4).

(h) Each of the Company, Petrobank and the Selling Shareholder represent and agree that neither it, nor any of its affiliates, nor any person (other than the Underwriter and the Underwriter Affiliate as to which the Company, Petrobank and the Selling Shareholder makes no representation) acting on behalf of it or its affiliates:

(i) has made or will make any Directed Selling Efforts, or has taken or will take any action, including any Directed Selling Efforts, that would (A) cause the exemptions from registration relied upon by the Underwriter in connection with offers and sales to QIBs and/or to Accredited Investors or the exclusion from registration afforded by Regulation S to be unavailable for offers and sales of the Shares pursuant to this Agreement; or (B) constitute a violation of Regulation M under the U.S. Exchange Act;

(ii) in connection with the offer or sale of the Shares has engaged or will engage in any general solicitation or general advertising (as those terms are used in Regulation D);

(iii) has made or will make (1) any offer to sell or solicitation of any offer to buy any of the Shares to any person in the United States or (2) any sale of the Shares to any person unless, at the time the order to purchase such Shares was placed, such person was outside the United States or the seller of such Shares and any person acting on its behalf reasonably believe that, at the time the order to purchase such Shares was placed, such person was outside the United States within the meaning of Regulation S;

(iv) has taken or will take any action that would constitute a violation of Regulation M under the U.S. Exchange Act; and

(v) within the six month period prior to the date hereof has offered or sold in the United States any Shares or other securities of the Company that would be "integrated" with the sale of the Shares pursuant to Regulation D under the U.S. Securities Act.

(i) The Underwriter has not entered, and will not enter, into any contractual arrangements with respect to the distribution of the Shares in the United States other than as provided herein (except with an affiliate of the Underwriter), except

that nothing in this Section shall in any way restrict offers and sales in accordance with the provisions of this Agreement.

(j) The Underwriter shall cause each affiliate of the Underwriter selling any Shares in the United States to agree, for the benefit of the Company, to the same provisions as are contained in this Section 2.

(k) The Underwriter will deliver to purchasers of the Shares in the United States, through the Underwriter Affiliate, a copy of the same information relating to the Company as provided to subscribers in Canada and the Underwriter agrees that it has not and will not use any written material other than such documents in connection therewith; each offeree was provided with a copy of the U.S. Placement Memorandum and no other written material has been or will be used.

(l) The Underwriter covenants and agrees with the Company that it will:

(i) offer and sell the Shares in the United States only through the Underwriter Affiliate duly registered as a U.S. broker-dealer in the applicable jurisdictions to permit it to offer and sell the Shares and which affiliate will be bound by the provisions of this Agreement and will otherwise comply with applicable U.S. broker dealer laws;

(ii) not make any other contractual arrangements for the distribution of the Shares in the United States without the prior consent of the Company; and

(iii) obtain and/or deliver, as applicable, such information and documents with respect to the issue of the Shares as may be required by U.S. Securities Laws. In particular, prior to any sale of Shares in the United States or to a person who was offered Shares in the United States, it caused each purchaser thereof that is an Accredited Investor not purchasing shares pursuant to Rule 144A to sign a U.S. purchaser's letter containing representations, warranties and agreements to the Company substantially similar to those set forth in the form of U.S. purchaser's letter agreed by the parties and attached to the U.S. Placement Memorandum.

(m) At least one business day prior to the Closing Date, the Underwriter shall cause the Underwriter Affiliate to provide the Company with a list of all purchasers of Shares in the United States.

(n) At closing, the Underwriter, together with the Underwriter Affiliate and any other affiliate that has offered and sold Shares in the United States, will provide a certificate, substantially in the form of Schedule A-1 hereto.

(o) The Underwriter agrees that the certificates for Shares will bear the legend provided for in the U.S. Placement Memorandum.

(p) The Company is not registered or, assuming the Company were not a Foreign Issuer, required to be registered as an "investment company" pursuant to the provisions of the U.S. Investment Company Act of 1940.

SCHEDULE B-1

UNDERWRITER'S CERTIFICATE

In connection with the offer and sale of Common Shares (the "**Securities**") of Petrominerals Ltd. (the "**Company**") to one or more U.S. accredited investors (the "**U.S. Purchasers**"), the undersigned, Haywood Securities Inc. (the "**Underwriter**") referred to in the underwriting agreement dated as of June 13, 2006 among the Company and the Underwriter (the "**Underwriting Agreement**"), and Haywood Securities (USA) Inc., as its U.S. Affiliate, who has signed below in its capacity as placement agent in the United States for the Underwriter (the "**U.S. Placement Agent**"), do hereby certify that:

(a) the U.S. Placement Agent is a duly registered broker or dealer with the United States Securities and Exchange Commission, is a member of, and in good standing with, the National Association of Securities Dealers, Inc. and all offers and sales of Securities in the United States will be effected by the U.S. Placement Agent in accordance with all U.S. broker-dealer requirements;

(b) all offers and sales of Securities in the United States were made to "accredited investors" within the meaning of Rule 501(a) of the United States Securities Act of 1933, as amended ("**Accredited Investors**") or to "qualified institutional buyers" (as defined in Rule 144A under the United States Securities Act of 1933, as amended ("**Qualified Institutional Buyers**");

(c) we have not solicited offers for, or offers to sell, the Securities by means of any form of general solicitation or general advertising (as those terms are used in Regulation D under the United States Securities Act of 1933, as amended (the "**U.S. Securities Act**") including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio or television, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising, in connection with the offer or sale of the Securities or the securities to be issued thereunder in the United States;

(d) each offeree of the Securities in the United States has been sent a copy of the same information in respect of the Company as provided to Canadian subscribers (the "**Offering Documents**"), including the U.S. Placement Memorandum, and we have not used and will not use any written material other than the Offering Documents;

(e) immediately prior to transmitting the Offering Documents to offerees, we had reasonable grounds to believe and did believe that each offeree was an Accredited Investor or a Qualified Institutional Buyer, as applicable and, on the date hereof, we continue to believe that each purchaser of the Securities is an Accredited Investor or a Qualified Institutional Buyer, as applicable;

(f) prior to any sale of Securities in the United States, we caused each U.S. purchaser who is an Accredited Investor purchasing Securities pursuant to an exemption

from the registration requirements of the U.S. Securities Act other than Rule 144A under the U.S. Securities Act to sign a U.S. purchaser's letter substantially in the form attached to the U.S. Placement Memorandum;

(g) neither we, nor any of our affiliates, have taken or will take any action which would constitute a violation of Regulation M under the United States Securities Exchange Act of 1934, as amended; and

(h) the offering of the Securities in the United States has been conducted by us in accordance with the terms of the Underwriting Agreement.

Dated: June ____, 2006

HAYWOOD SECURITIES INC.	**HAYWOOD SECURITIES (USA) INC., AS U.S. PLACEMENT AGENT**
Per: ______________________________	Per: ______________________________



FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1. Name and Address of Company

Petrominerales Ltd. ("Petrominerales")
Calle 114 No. 9-45 Torre B. Oficina 1506
Bogotá, Colombia

Item 2. Date of Material Change

June 29, 2006.

Item 3. News Release

A press release reporting the material change was issued on June 29, 2006 through the services of CNN Matthews.

Item 4. Summary of Material Change

Petrominerales closed its initial public offering of common shares ("Shares") and commenced trading on the Toronto Stock Exchange on June 29, 2006, under the symbol PMG. Shares were offered at $3.75 per Share resulting in total gross proceeds of $68.6 million.

Item 5. Full Description of Material Change

On June 29, 2006, Petrominerales closed its initial public offering (the "Offering") and commenced trading on the Toronto Stock Exchange under the symbol PMG. A total of 18,306,173 Shares were sold, priced at $3.75 per Share, raising total gross proceeds of $68.6 million. The Offering was comprised of a 16,000,000 Share issuance from treasury (the "Treasury Offering") with the remaining Shares issued as a secondary offering (the "Secondary Offering") of Shares held through a wholly-owned subsidiary of Petrominerales' parent company, Petrobank Energy and Resources Ltd. ("Petrobank").

Haywood Securities Inc. acted as underwriter for the Treasury Offering and as agent for the Secondary Offering. Petrominerales has 95 million Shares outstanding. Petrobank holds approximately 80.7% of the issued and outstanding Shares of Petrominerales. Directors, officers and employees of Petrobank and Petrominerales subscribed for 1.2 million Shares or approximately 7% of the Offering.

Of the net proceeds received by Petrominerales from the Treasury Offering, Petrominerales expects to use US$31.5 million for development drilling and recompletions on current producing properties, US$10 million for drilling on exploration properties, US$7 million for repayment of debt to Petrobank, and the remainder for general and administrative expenses including working capital.

Item 6. **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102.**

Not applicable. This report is not being filed on a confidential basis.

Item 7. **Omitted Information**

No information has been omitted on the basis that it is confidential information.

Item 8. **Executive Officer**

For further information, please contact Corey C. Ruttan, Chief Financial Officer, Petrominerales Ltd., Phone: (403) 750-4400, Fax: (403) 266-5794.

Item 9. **Date of Report**

July 5, 2006.

A copy of this preliminary prospectus has been filed with the securities regulatory authorities in each of the provinces of Canada other than the Province of Québec, but has not yet become final for the purpose of the sale of securities. Information contained in this preliminary prospectus may not be complete and may have to be amended. The securities may not be sold until a receipt for the prospectus is obtained from the securities regulatory authorities.

This prospectus constitutes a public offering of securities only in those jurisdictions where such securities may be lawfully offered for sale and therein only by persons permitted to sell such securities. No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. The securities offered hereunder have not and will not be registered under the United States Securities Act of 1933, as amended (the "1933 Act"), or the securities laws of any state of the United States of America (the "United States") and, subject to certain exceptions, may not be offered, sold or otherwise disposed of, directly or indirectly, within the United States or its territories or possessions or to or for the account or benefit of any "U.S. person" (as defined in Regulation S under the 1933 Act) except in transactions exempt from registration under the 1933 Act and under the securities laws of any applicable state. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby within the United States, its territories or possessions or to or for the account or benefit of a U.S. person. See "Plan of Distribution".

PRELIMINARY PROSPECTUS DATED MAY 5, 2006

Initial Public Offering and Secondary Offering • , 2006


Petrominerales

PETROMINERALES LTD.

$ •

• Common Shares

This prospectus qualifies the distribution (the "Treasury Offering") of • common shares ("Common Shares") of Petrominerales Ltd. ("Petrominerales" or the "Company") and the distribution (the "Secondary Offering") of • Common Shares of the Company held by Petro International Ltd. (the "Selling Shareholder"), a wholly-owned subsidiary of Petrobank Energy and Resources Ltd. ("Petrobank"), in each case at a price of $ • per Common Share (the "Offering Price"). See "Principal Shareholders and Selling Shareholder." The Treasury Offering and the Secondary Offering are collectively referred to herein as the "Offerings" and the Common Shares sold pursuant to the Offerings, including any Common Shares sold pursuant to the exercise of the Over-Allotment Option (as defined herein), are collectively referred to as the "Offered Shares". The Offering Price of the Offered Shares was determined by negotiation between the Company, the Selling Shareholder, Petrobank and the agents, being Haywood Securities Inc., TD Securities Inc. and Fraser Mackenzie Limited (collectively, the "Agents"). The Company will not receive any proceeds from the Secondary Offering.

There is currently no market through which the Common Shares may be sold and purchasers may not be able to resell Common Shares purchased under this prospectus.

Price: $ • per Offered Share

	Offering Price	Agents' Fee[1]	Net Proceeds to the Company[2]	Net Proceeds to the Selling Shareholder[2]
Per Common Share	$ •	$ •	$ •	$ •
Total[3]	$ •	$ •	$ •	$ •

Notes:

(1) The Agents will be paid a fee (the "Agents' Fee") equal to six percent of the aggregate gross proceeds of the Offerings.

(2) Before deducting expenses of the Offerings, estimated to be $ • , which will be paid by the Company and the Selling Shareholder on a *pro rata* basis. The Company's share of expenses and the Agents' Fee in respect of the Treasury Offering will be paid by the Company from the proceeds of the Treasury Offering. The Selling Shareholder's share of expenses and the Agents' Fee in respect of the Secondary Offering will be paid by the Selling Shareholder from the proceeds of the Secondary Offering. See "Plan of Distribution".

(3) The Company has granted an option (the "Over-Allotment Option") to the Agents pursuant to which the Agents will have the option to offer up to an additional • Common Shares at a price equal to the Offering Price. The Over-Allotment Option is exercisable in whole or in part, at any time on or before the date that is 30 days following the Closing Date (as defined herein). If the Agents exercise the Over-Allotment Option in full, the total Offering Price, Agents' Fee and Net Proceeds to the Company will be $ • , $ • , and $ • , respectively. The Selling Shareholder will not receive any proceeds from the exercise of the Over-Allotment Option. This prospectus qualifies the distribution of the Over-Allotment Option and any Offered Shares issued pursuant to the exercise of the Over-Allotment Option.

(continued on next page)


Cartagena
Coveñas
Venezuela
Panama
Yopal
Bogotá
Colombia
Neiva


Tumaco
Orito
Ecuador

100 km


Pipelines
Cities/Towns
Rivers





(continued from cover)

The Offering is not underwritten or guaranteed by any person. The Agents have agreed to offer the Offered Shares distributed under this prospectus on a "best efforts" basis. The Agents conditionally offer the Offered Shares, if, as and when issued, sold and delivered by the Company in accordance with the conditions contained in the agency agreement referred to under "Plan of Distribution", subject to approval of certain legal matters relating to the Offerings and the issuance of any Offered Shares pursuant to the exercise of the Over-Allotment Option on behalf of the Company by McCarthy Tétrault LLP and on behalf of the Agents by Blake, Cassels & Graydon LLP. In connection with the Offerings, the Agents may effect transactions which stabilize or maintain the market price of the Common Shares at levels other than those which otherwise might prevail on the open market. See "Plan of Distribution".

Subscriptions for Offered Shares will be received subject to rejection or allotment in whole or in part. It is expected that the certificates representing the Offered Shares will be available for delivery at the closing of the Offerings, which is expected to occur on or about June 16, 2006, or such later date as the Company, the Selling Shareholder, Petrobank and the Agents may agree, but in any event no later than July 15, 2006 (the "Closing Date").

The Company and the Selling Shareholder are incorporated under the laws of The Bahamas. Although each have appointed McCarthy Tétrault LLP at 3300, 421 - 7th Avenue SW, Calgary, Alberta T2P 4K9 as their agent for service of process in Canada, it may not be possible for investors to collect from the Company or the Selling Shareholder judgments obtained in courts in Canada predicated on the civil liability provisions of securities legislation.

An investment in the Offered Shares is speculative and involves a high degree of risk that should be considered by potential investors. The Company's business is subject to the risks normally encountered in the oil and gas industry and the Company's early stage of development. An investment in the Offered Shares is suitable only for those investors who are willing to risk a loss of some or all of their investment and who can afford to lose some or all of their investments. See "Risk Factors".

TABLE OF CONTENTS

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Petrominerales is hereby providing cautionary statements identifying important factors that could cause the Company's actual results to differ materially from those projected in forward-looking statements made in this prospectus. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as "will likely result," "are expected to," "will continue," "is anticipated," "believes," "estimated," "intends," "plans," "projection" and "outlook") are not historical facts and may be forward-looking and may involve estimates, assumptions and uncertainties which could cause actual results or outcomes to differ materially from those expressed in such forward-looking statements. Accordingly, any such statements are qualified in their entirety by reference to, and are accompanied by, the factors discussed throughout this prospectus. Among the key factors that have a direct bearing on the Company's results of operations are the nature of the Company's involvement in the business of exploration for, and development and production of oil reserves, fluctuations in prices received for oil, fluctuations in interest rates and the fluctuation of the exchange rate between the Canadian dollar and the United States dollar. These and other factors are discussed herein under "Risk Factors" and elsewhere in this prospectus.

Because actual results or outcomes could differ materially from those expressed in any forward-looking statements of the Company made by or on behalf of the Company, investors should not place undue reliance on any such forward-looking statements. Actual results achieved during the forecast period will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors. Such factors include, but are not limited to: general economic, market and business conditions; fluctuations in oil and gas prices; the results of exploration and development of drilling and related activities; fluctuation in foreign currency exchange rates; the uncertainty of reserve estimates; changes in environmental and other regulations; risks associated with oil and gas operations; the risks described under the heading "Risk Factors" and other factors, many of which are beyond the control of the Company. Further, any forward-looking statement is made only as of a certain date, and the Company undertakes no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events, except as required by applicable securities laws. New factors emerge from time to time, and it is not possible for management to predict all of these factors and to assess in advance the impact of each such factor on the Company's business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement.

MARKET AND INDUSTRY DATA

Unless otherwise indicated, the market and industry data contained in this prospectus is based upon information from the Colombian government, independent industry information and other publications and the Company's management's knowledge of and experience in the markets in which the Company operates. While the Company believes this data to be reliable, market and industry data is subject to variations and cannot be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in any statistical survey. None of the Company, Petrobank, the Selling Shareholder or the Agents has independently verified any of the data from third party sources referred to in this prospectus or ascertained the underlying assumptions relied upon by such sources. In addition, the Agents have not independently verified any of the industry data prepared by management of the Company.

PROSPECTUS SUMMARY

The following is a summary of the principal features of the Offerings and is qualified by and should be read in conjunction with the more detailed information, reserve data and financial data and statements appearing elsewhere in this prospectus. See "Glossary of Terms" for the meanings given to certain capitalized terms used in this prospectus summary.

INVESTMENT HIGHLIGHTS

Opportunity to Invest in a Pure Colombian-Focused Oil and Gas company. The Company believes that Colombia provides an excellent opportunity for investment in the oil and gas sector with its revitalized oil and gas laws, revamped fiscal regime and greater access to land with no initial land bonus payments or state back-in rights. The Company views Colombia as an oil rich country with significant potential for value creation through the application of modern technology and exploitation strategies to under-capitalized producing fields. In addition to these improvements in the oil and gas industry in Colombia, the overall business and security environments in Colombia have improved significantly since the election of President Alvaro Uribe in 2002, who implemented policies that have resulted in a significant decrease in crime levels in the country. The Company enjoys a significant "early mover" advantage in Colombia, having been active in the country since 1996 through its predecessor companies.

Significant Producing Assets and Reserves in Colombia. Petrominerales provides investors with exposure to significant existing oil production and potential upside through two incremental production contracts ("IPCs") at the Orito and Neiva fields in Colombia. As a result of earlier drilling operations, recompletions on certain existing wells and the completion of the Orito 117 and 118 wells, the Company's working interest production at Orito and Neiva in April 2006 averaged 2,827 bbl/d before deduction of an eight percent royalty. The most recent wells completed by the Company, the Orito 117 and 118 wells, are currently producing combined gross incremental production of approximately 2,000 bbl/d. The Company's independent engineers have identified 30 additional drilling locations at Orito, which have the potential to significantly increase production.

From December 2004 to December 2005, the Company's oil reserves increased by 69 percent. The most recent independent reserve evaluation, effective as of March 31, 2006, indicated proved, probable and possible reserves of 25.7 mmbbls at March 31, 2006, compared to 22.3 mmbbls at December 31, 2005 (in each case based on the forecast prices and costs case), representing an additional 16 percent increase over that three-month period.

Large Exploration Land Base with Identified Targets. Exploration is playing an increasingly important role in the Company's activities in Colombia. During the course of 2005, Petrominerales capitalized on the opportunities provided by the new Exploration Contracts now being offered by the Colombian government. Under the new regime, all operators are afforded access to any uncontracted lands by committing to an exploration work plan with no initial payment to the government. Since the introduction of these changes, Petrominerales has signed agreements giving it access to over 2.5 million acres of land, with the potential for 100 percent working interests in some of Colombia's most promising oil basins.

Of the 2.5 million acres, approximately 372,000 acres are subject to five Exploration Contracts in respect of which the Company has shot and is interpreting 3-D seismic data and is initiating plans to drill identified targets. The approximately 2.14 million remaining acres are part of five technical evaluation agreements ("TEAs") in which the Company has the first right to evaluate and select desirable exploration lands by way of proposing work commitments on those lands.

The Company has acquired four new 3-D seismic programs and, to date, has identified 16 initial leads or prospects on these exploration blocks.

Potential for Development of Heavy Oil. Of the five TEAs the Company has executed, three demonstrate heavy oil potential. These deposits may be candidates for the patented in-situ heavy oil recovery technology, THAI™, owned by Archon Technologies Ltd. ("Archon"), a wholly-owned subsidiary of Petrobank. There is evidence of a heavy oil belt in Colombia that extends along the Llanos basin. A number of fields have been

discovered and are producing heavy oil that is trucked or mixed with diluent and transported to market via pipeline. Management of the Company believes that these areas have the highest potential in Colombia. Consequently, considering the geological similarities between the belt in Colombia and parts of Venezuela where heavy oil has been developed, the Company believes there is a good potential for discovering and exploiting heavy oil resources in these areas. Petrominerales has negotiated agreements with Archon Technologies International Ltd. ("ATI"), an indirect, wholly-owned subsidiary of Petrobank, pursuant to which Petrominerales has access to the THAI™ technology, subject to a licensing fee equal to 10 percent of gross production. See "Heavy Oil Technology".

Experienced Management & Board. Petrominerales' management, technical team and key personnel have substantial operational and exploration experience in South America, including Colombia. The Company's team has demonstrated the ability to successfully carry out exploration and development programs while delivering profitable operations. Management and personnel also have extensive Colombian experience, and have developed a network of local and regional contacts and relationships which enhance their operations and ability to execute on their progams. John D. Wright, the Company's President and Chief Executive Officer, has previously demonstrated an ability to operate in South America. As Chief Executive Officer (1996 to 1999), Mr. Wright built Pacalta Resources Ltd. from 3,448 bbl/d to 44,825 bbl/d. That company was acquired by Alberta Energy Company (now Encana Corporation) in 1999 for $1.05 billion. The Board of Directors of the Company are experienced directors of oil and gas companies and several have extensive experience in Latin America. The Company expects that senior management and members of the Board of Directors will acquire approximately • Common Shares pursuant to the Offerings, representing • percent of the outstanding Common Shares following the Offerings. The Company's officers and directors own 4,351,559 shares of Petrobank, representing approximately 6.5 percent (basic) of Petrobank's outstanding common shares. Following the Closing of the Offerings, Petrobank will hold • Common Shares, representing approximately • percent of the outstanding Common Shares.

THE COMPANY

The Company, through its wholly-owned subsidiary, Petrominerales Colombia Ltd. ("PCL"), is engaged in the exploration for, and the acquisition, development and production of, oil resources in Latin America and, specifically, Colombia. The Company's strategy is to realize near term cash flow from exploitation opportunities by applying modern North American technical and business models to mature, but under-exploited Colombian properties formerly operated by Empresa Colombiana de Petroleos ("Ecopetrol"), the Colombian state-owned oil company. In addition, the Company plans to further its growth through opportunity driven exploration on the Company's undeveloped properties in Colombia.

The Company's current production is derived from two IPCs, at Orito in southern Colombia's Putumayo basin, and at Neiva in the Upper Magdalena Valley basin, each in partnership with Ecopetrol. The IPC concept was developed in 2000 by Ecopetrol in order to attract additional capital investment to fields that Ecopetrol felt had significant potential, but that Ecopetrol didn't have the financial capacity to fully develop. Each IPC provides that PCL will share in a portion (initially 79 percent in the case of the Orito field and 69 percent in the case of the Neiva field) of the incremental production generated by its development activities above baseline production. Each IPC's established baseline production is based upon the decline curve corresponding to the field's original production history. Except for internal operating expenses, all field expenses are covered by a per barrel tariff that Ecopetrol, as operator, receives from the partner in the field. Working interest production on each field is subject to an eight percent royalty paid to the Colombian Government. The Company's production averaged 2,827 bbl/d in April 2006 before deduction of the eight percent royalty. The Company's working interest proved plus probable plus possible reserves totalled 25.7 mmbbls as at March 31, 2006. The IPCs for each of Orito and Neiva expire in June 2023. See "General Development of the Business", "Narrative Description of the Business" and "Property Descriptions".

To provide a platform for future growth, the Company has, to date, contracted a total of 2,516,966 acres of prospective exploratory lands in the Llanos and Putumayo basins, making it one of the largest landholders in the country. These lands are close to known production with available infrastructure nearby. The Company has

undertaken an extensive exploratory program involving the acquisition and/or interpretation of large 3-D seismic surveys over five exploration blocks and the re-processing and re-interpretation of existing 2-D seismic data and geological information over the areas subject to TEAs. This land position and associated database is generating an inventory of drillable prospects and potential leads that will be further assessed and drilled through the primary terms of the Exploration Contracts. The new Exploration Contract model in Colombia offers the Company a very competitive fiscal regime and the opportunity to develop new discoveries with 100 percent ownership of all reserves discovered, subject to an initial eight percent royalty, with complete internal control of any investment and development programs. The Company continues to pursue other exploration opportunities in Colombia. See "Property Descriptions — Exploration Contracts and TEAs".

PCL, through its relationship with its indirect parent company, Petrobank, is pursuing various heavy oil opportunities in Colombia. These opportunities may be open to the application of Archon's THAI™ technology, which the Company has a right to use under a licensing agreement with ATI. Independent authorities in Colombia have identified a heavy oil belt in the Llanos basin, which may have resource and productivity characteristics similar to the Faja del Orinoco heavy oil belt in Venezuela. Two of the Company's TEAs border an extensive land position controlled by Ecopetrol (Caño Sur), which is currently the focus of a negotiating process wherein Ecopetrol is attempting to attract a large oil company as a partner in an up to US$1.7 billion project to develop heavy oil resources. The Company's land also appears prospective for heavy oil resource accumulation. See "Property Descriptions — Exploration Contracts and TEAs" and "Heavy Oil Technology".

The following table sets forth additional summary information relating to the Company's reserves, production and exploration lands. Reserves and net present value estimates are based on the March D&M Report.

Reserves as of March 31, 2006 — Forecast Pricing

Company Working Interest (mbbls)	
Proved	10,485
Proved plus probable	16,754
Proved plus probable plus possible	25,725
Increase in reserves from January 1, 2005 to March 31, 2006	
Proved	86%
Proved plus probable	77%
Proved plus probable plus possible	34%
Net Present Value at 10% before tax (US$ millions)	
Proved	198.8
Proved plus probable	310.3
Proved plus probable plus possible	411.6

Working interest production before 8% royalty (bbl/d)

2005	1,031
First quarter 2006	1,356
April 2006	2,827
April 2006 increase versus 2005	174%
April increase versus first quarter 2006	108%

Exploration acreage (acres)

Exploration Contracts	372,262
TEAs	2,144,704
Total	**2,516,966**

The following diagram shows the percentage working interest to companies and Ecopetrol, respectively, under Colombia's new fiscal regime, as compared to that available to companies under the prior fiscal regime and in certain other comparator countries.


Contractor Take (1 - State Take)
60%
50%
40%
30%
20%
10%
0%
Colombia
New Model
United Kingdom
Pakistan
Peru
Argentina
Brasil
India
Australia
Trinidad & To
Colombia
Previous model
Thailand
Sudan
China
Turkemista
Gabon
Norway
Malaysia
Egypt
Venezuela
40%
50%
60%
70%
80%
90%
100%
State
Take
10%
20%
30%
40%
50%
Profitability

Source: ANH.

See "Statement of Reserves Data and Other Related Information" and "Property Descriptions".

PROPERTIES

Orito

The Orito field (42,492 gross acres) is the largest oil discovery in southern Colombia's Putumayo basin and has extensive field infrastructure, good seismic control and connection to an underutilized export pipeline with a deep water port and loading facilities on the Pacific Coast. The field was discovered in 1963 by Texaco, commenced production in 1968, reached peak production of 82 mbbl/d in July 1970 and reverted back to Ecopetrol in 1979. Historically, Ecopetrol managed the Orito field without the capital resources required for a comprehensive program of late primary exploitation and secondary recovery. PCL acquired its interest in the Orito field in April 2001 pursuant to an IPC. Petrominerales has access to all existing infrastructure and data, while Ecopetrol partially shares (initially 21 percent) in the incremental production, above baseline production, generated by the Company's development activities during the term of the IPC. The IPC in respect of the Orito field expires in June 2023.

During the first quarter of 2006, gross field production at Orito averaged 4,118 bbl/d and baseline production averaged 2,829 bbl/d, resulting in average incremental production of 1,289 bbl/d (1,018 bbl/d working interest to the Company before deduction of an eight percent royalty). As a result of recompletions on certain existing wells and the completion of the Orito 117 and 118 wells, the Company's working interest production at Orito in April 2006 averaged 2,423 bbl/d before deduction of an eight percent royalty. Based on early April 2006 well tests, the Orito 117 and 118 wells are producing 1,262 bbl/d and 950 bbl/d (997 bbl/d and 751 bbl/d working interest to the Company), respectively. The proved, probable and possible reserve forecast prepared for the Company by DeGolyer and MacNaughton, independent oil and gas reserve engineers, of Dallas, Texas, USA ("D&M"), assumes 30 new wells can be drilled with maximum initial production rates of 400 bbl/d per well. In addition to those locations identified by D&M, the Company has identified 10 further potential drilling locations.

To date, the Orito field has produced just over 226 mmbbls, including approximately 187 mmbbls from the Caballos zone, the most significant of three reservoirs at Orito. The Company believes this recovery rate to be considerably below average for a field of this type. The majority of the Company's expenditures to date have targeted the Caballos zone, as will be the case for the remainder of 2006. The Company believes that the Orito field offers numerous opportunities to create value through in-fill drilling, field extension, facilities upgrades,

secondary recovery and other enhancement techniques proven in Canada and elsewhere. The Company has secured a drilling rig under a long-term contract and expects to commence a continuous drilling program at Orito in the third quarter of 2006. The Company plans to actively pursue contracting a second drilling rig to assist in undertaking its drilling program at Orito. See "General Development of the Business", "Narrative Description of the Business" and "Property Descriptions — Orito".

Neiva

The 2,395 acre Neiva field in the Upper Magdalena Valley basin lies approximately 300 kilometres northeast of Orito. Neiva is characterized by shallow multi-zone reservoirs which facilitates low risk exploitation drilling. Neiva's reservoir consists of sand shale sequences totalling up to 1,500 feet of gross pay in the Honda and Doima/Chicoral zones. To date, Petrominerales has drilled seven Honda zone wells, one Doima/Chicoral well and performed 16 workovers. Petrominerales is considering drilling up to 10 new wells at Neiva commencing in 2006. Baseline production averaged 2,398 bbl/d in the first quarter of 2006, while incremental production averaged 489 bbl/d (338 bbl/d working interest to the Company before deduction of an eight percent royalty). Since its discovery in 1963, the Neiva Honda and Doima Chicoral reservoirs have cumulatively produced 49 mmbbls. See "General Development of the Business", "Narrative Description of the Business" and "Property Descriptions — Neiva".

Exploration Blocks and TEAs

Petrominerales has signed Exploration Contracts and TEAs for nine blocks totalling 2,483,295 acres in the Llanos basin and an Exploration Contract for one block of 33,671 acres in the Putumayo basin. See "General Development of the Business", "Property Descriptions" and "Industry Conditions — Colombian Market".

SELECTED FINANCIAL INFORMATION AND OPERATING RESULTS OF PCL

The following table sets out certain selected financial information and operating results of PCL as at December 31, 2005 and 2004 and for each of the years in the three-year period ended December 31, 2005. PCL constitutes substantially all of the assets of the Company. In the opinion of the Company's management, this financial information has been derived from the audited financial statements of PCL appearing elsewhere in this prospectus, and all necessary adjustments have been included in the amounts stated below to fairly present the results when read in conjunction with PCL's audited financial statements and the notes to those statements. The financial information should also be read in conjunction with the disclosure under the heading "Management's Discussion and Analysis". The operating results for the periods set forth in the table below should not be relied upon as any indication of results for any future period.

	Year ended December 31		
	2005	2004	2003
	($000s, except where noted)		
Crude oil revenue	20,177	21,734	12,560
Cash flow from operations[1]	9,701	12,048	5,984
Net income (loss)	2,727	1,851	(16,593)
Capital expenditures	38,424	13,906	71,342
Operating netback ($/bbl)			
Crude oil revenue	53.62	43.70	32.22
Royalties	4.29	3.51	2.56
Production expenses	9.49	7.67	10.48
Operating netback	39.84	32.52	19.18
Average daily crude oil production (bbls)[2]	1,031	1,359	1,068
Balance Sheet Data:			
Total assets	102,970	70,683	
Working capital (deficiency)	(17,883)	(2,638)	

Notes:

(1) Cash flow from operations before changes in other non-cash items.

(2) Production increased to 1,356 bbl/d in the first quarter of 2006 and to 2,827 bbl/d in April 2006.

See "Selected Financial Information and Operating Results of PCL" and "Management's Discussion and Analysis".

SUMMARY RESERVES INFORMATION

The Company's reserves are currently comprised of crude oil. Petrobank engaged D&M to evaluate PCL's oil reserves as at December 31, 2005, and in connection therewith D&M prepared a report, dated March 8, 2006 and effective December 31, 2005 (the "December D&M Report") evaluating the Company's oil reserves as at December 31, 2005. The Company engaged D&M to provide an updated evaluation of the Company's oil reserves as at March 31, 2006, taking into account pricing and production information between January 1, 2006 and March 31, 2006. D&M prepared a report dated April 27, 2006 and effective March 31, 2006 (the "March D&M Report", and together with the December D&M Report, the "D&M Reports") evaluating the Company's oil reserves as at March 31, 2006. The following tables set forth certain summary information relating to the crude oil reserves of the Company and the present value of future net cash flows associated with such reserves as at March 31, 2006.

The information set forth below is derived from the March D&M Report which has been prepared in accordance with the standards contained in the COGE Handbook (as defined herein) and the reserves definitions contained in NI 51-101 (as defined herein). **All evaluations of future net cash flows are stated prior to provision for indirect costs and after deduction of royalties, estimated future capital expenditures and well abandonment and lease reclamation costs. It should not be assumed that the present values of estimated future net cash flows shown below is representative of the fair market value of the crude oil reserves. There is no assurance that such price and cost assumptions will be attained and variances could be material. The recovery and reserve estimates of oil reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual crude oil reserves may be greater than or less than the estimates provided herein.**

SUMMARY OF OIL AND GAS RESERVES

	Light and Medium Oil (mbbls)			
	March 31, 2006			
	Forecast Prices		Constant Prices	
Reserves	Company Working Interest[1]	Net[2]	Company Working Interest[1]	Net[2]
Proved Developed Producing	4,117	3,788	4,029	3,706
Total Proved	10,485	9,620	9,797	8,989
Total Proved Plus Probable	16,754	15,329	15,532	14,211
Total Proved Plus Probable Plus Possible	25,725	23,471	23,503	21,444

Notes:

(1) After Ecopetrol's share, but before royalties.

(2) After royalties.

CONSTANT PRICES AND COSTS
NET PRESENT VALUES OF FUTURE NET REVENUE
AS OF MARCH 31, 2006

RESERVES CATEGORY	BEFORE INCOME TAXES DISCOUNTED AT (%/year) 0	5	10	15	AFTER INCOME TAXES DISCOUNTED AT (%/year) 0	5	10	15
	(US M$)	(US M$)	(US M$)	(US M$)	(US M$)	(US M$)	(US M$)	(US M$)
PROVED								
Developed Producing	183,648	154,229	132,450	115,743	166,550	142,616	124,342	109,953
Undeveloped	192,493	143,401	108,066	81,963	126,013	91,872	67,130	48,744
TOTAL PROVED	376,141	297,630	240,516	197,706	292,563	234,488	191,472	158,697
PROBABLE	213,755	166,364	133,056	108,645	138,811	107,276	85,082	68,820
TOTAL PROVED PLUS PROBABLE	589,896	463,994	373,571	306,352	431,374	341,764	276,554	227,517
POSSIBLE	277,443	191,878	135,763	97,819	180,156	122,915	85,451	60,242
PROVED PLUS PROBABLE PLUS POSSIBLE	867,339	655,872	509,334	404,171	611,530	464,679	362,005	287,759

Note:

* Table may not add due to rounding.

FORECAST PRICES AND COSTS
NET PRESENT VALUE OF FUTURE NET REVENUE
AS OF MARCH 31, 2006

RESERVES CATEGORY	BEFORE INCOME TAXES DISCOUNTED AT (%/year) 0	5	10	15	AFTER INCOME TAXES DISCOUNTED AT (%/year) 0	5	10	15
	(US M$)	(US M$)	(US M$)	(US M$)	(US M$)	(US M$)	(US M$)	(US M$)
PROVED								
Developed Producing	156,561	132,168	114,223	100,509	149,660	128,083	111,738	98,955
Undeveloped	160,319	115,907	84,542	61,766	103,969	73,798	52,211	36,344
TOTAL PROVED	316,880	248,075	198,765	162,275	253,629	201,881	163,949	135,299
PROBABLE	182,246	140,598	111,501	90,313	118,773	90,867	71,335	57,100
TOTAL PROVED PLUS PROBABLE	499,126	388,673	310,266	252,588	372,402	292,748	235,284	192,399
POSSIBLE	222,197	148,728	101,366	70,007	144,265	94,791	62,964	42,000
PROVED PLUS PROBABLE PLUS POSSIBLE	721,323	537,401	411,632	322,595	516,667	387,539	298,248	234,399

Note:

* Table may not add due to rounding.

FORECAST PRODUCTION, NET OPERATING INCOME AND CAPITAL EXPENDITURES

The following diagrams represent the Company's working interest production before royalties, net operating income (revenues less royalties and operating costs) and capital expenditures by reserve category as forecast in the March D&M Report along with current production. This forecast does not incorporate any production from the Company's exploration land.

Annual Average Daily Working Interest Production (Before Royalties) By Reserve Case — March D&M Report — Forecast Prices and Costs


10,000
5,000
-
Bbl/d
Actual production April 2006
2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023
Year
Proved Developed Producing
Proved Undeveloped
Probable
Possible

Capital Expenditures and Net Operating Income (NOI) By Reserve Case — March D&M Report — Forecast Prices and Costs


140,000
120,000
100,000
80,000
60,000
40,000
20,000
-
US$000s
2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023
Year
Total Proved Capital Expenditures
Probable Capital Expenditures
Possible Capital Expenditures
Proved Developed Producing NOI
Total Proved NOI
Proved Plus Probable NOI
Proved Plus Probable Plus Possible NOI

See "Statement of Reserves Data and Other Related Information".

PROPOSED WORK PROGRAM

The following table details the Company's current proposed work program through 2009 based on a two rig drilling program (one rig each for Orito and Neiva). At present, the Company has only contracted for the provision of one rig for the Orito field, however, the rig can also be used for drilling exploration wells in the Llanos basin.

	2006	2007	2008	2009
Orito:				
Development Wells	4	7 (10)*	9 (18)*	9 (3)*
Workovers	2	1	**	**
Fracture Stimulations	6	6	**	**
Waterflood Pilot		1	**	**
Neiva:				
Development Wells	4	16	15	**
Fracture Stimulations	5	**	**	**
Waterflood Pilot	1	**	**	**
Exploration Contracts:				
Joropo Exploration Well		1	**	**
Casimena Exploration Well		1	**	**
Casanare Este Exploration Well		1	**	**
Corcel Exploration Well		1	**	**
Las Aguilas Exploration Well		1	**	**

Notes:

* Numbers in parentheses assume that a second rig is contracted for Orito with drilling commencing in the third quarter of 2007.

** Future development and exploration is contingent on initial success and/or future prospects.

The Company's exploration plan initially focuses on the plains region of the Llanos basin where pool sizes have historically averaged approximately 8 mmbbls and have been as high as 45 mmbbls. The Company has identified a number of leads and drilling prospects and is targeting pool sizes with potential reserves of between 3 and 25 mmbls each. These prospects are typically well defined through 3-D seismic data and incorporate both conventional structural traps as well as stratigraphic traps, which have seldom been targeted to date in the basin. The Company uses the latest 2-D and 3-D seismic data acquisition protocols and modern interpretation and evaluation tools to refine these prospects. If the Company's initial drilling on these blocks is successful, the Company plans to expand the 3-D seismic coverage on these blocks to further assess and develop their full productive potential. The Company has currently identified a total of 16 leads and prospects.

Due to the nature of the oil and gas industry, work programs are regularly reviewed with respect to the success of expenditures and other opportunities that become available. The Company's actual work program will vary depending upon a number of factors, including drilling success, availability of drilling equipment and assessment of newly acquired seismic data over the Company's exploration blocks. Accordingly, while the proposed work program described above reflects the Company's current expectation, the actual work program carried out by the Company may in fact differ from that set forth above. See "Proposed Work Program" and "Risk Factors".

THE COLOMBIAN MARKET

Management of the Company considers the overall investment climate in Colombia to be very positive. The Colombian economy has grown every year since 1999. Foreign direct investment in Colombia increased by 221 percent in 2005 compared to 2004. Inflation in the country has decreased every year since 1991 and was 5.3 percent in 2005, Colombia's lowest annual rate since 1955 and 0.72 percent lower than in 2004. Estimated gross domestic product per capita in 2005 grew almost 33 percent over 2004. During 2005, mergers and acquisitions worth just over US$10 billion were completed, making Colombia second only to Brazil (US$11.5 billion) in the value of acquisition transactions completed in 2005 in South America. Furthermore, Standard & Poor's increased its rating for Colombian governmental long-term debt from BB (stable) to BB (positive) on February 22, 2006. In February 2006, Colombia and the United States negotiated a free trade agreement that the industry expects will contribute to further growth in the Colombian economy. In addition, the security environment in Colombia has improved significantly since the election of President Alvaro Uribe in 2002 along with a significant decrease in overall crime levels.

Management of the Company also considers Colombia to be an oil-rich country with significant potential for value-creation through the application of modern technology and exploitation strategies to under-capitalized producing fields. Alongside this potential, the Colombian government has demonstrated its willingness to encourage foreign participation in new exploration projects with the introduction of the Exploration Contracts, which provide companies with 100 percent of new production, subject to an initial eight percent royalty and normal income taxes, and TEAs, which provide companies with low cost access to larger areas for preliminary evaluation prior to committing to broader exploration programs. Management feels that these changes, along with increased commodity prices, have made Colombia one of the most attractive countries in which to carry on Petrominerales' business.

Oil is currently Colombia's leading export and source of foreign income, constituting an estimated one third of the country's export revenue. Historically, all oil production was from concessions granted to foreign operators or undertaken by state-owned Ecopetrol in contracts of association with foreign companies. Ecopetrol was formally responsible for all exploration, extraction, production, transportation, and marketing oil for export. During 1999 and 2000, the country was considered to be at risk of becoming a net oil importer unless significant additional reserves were discovered. As a result, the regulatory regime in Colombia underwent a significant change effective January 1, 2004 with the formation of the Agencia Nacional de Hidrocarburos, or National Hydrocarbon Agency ("ANH"). The ANH is now responsible for regulating the Colombian oil industry, including managing all exploration lands not subject to a previously existing association contract. The ANH began offering all undeveloped and unlicensed exploration areas in the country under Exploration Contracts and TEAs which resulted in a significant increase in Colombian exploration activity and competition according to the ANH. Since the introduction of these new contract terms, 52 new Exploration Contracts and 35 TEAs were signed by the end of 2005. Within this new environment, the Company has acquired a significant exploratory land base in Colombia of approximately 2.5 million acres under Exploration Contracts and TEAs. There are now approximately 76 oil and gas companies operating in Colombia.

All data and information described above in this section was provided by the National Police and Proexport Colombia, both of which are agencies of the Colombian Government.

See "Industry Conditions — Colombian Market".

THE OFFERINGS

Issuer: Petrominerales Ltd.

Selling Shareholder: Petro International Ltd. (a wholly-owned subsidiary of Petrobank)

Treasury Offering: • Offered Shares

Secondary Offering: • Offered Shares

Offering Price: $ • per Offered Share

Offering Amount:

$ • pursuant to the Treasury Offering

$ • pursuant to the Secondary Offering

$ • total under the Offerings

Over-Allotment Option: The Company has granted the Over-Allotment Option to the Agents pursuant to which the Agents will have the option to offer up to an additional • Common Shares at a price equal to the Offering Price. The Over-Allotment Option is exercisable in whole or in part, at any time on or before the date that is 30 days following the Closing Date. If the Agents exercise the Over-Allotment Option in full, the total Offering Price, Agents' Fee and Net Proceeds to the Company will be $ • , $ • , and $ • , respectively. The Selling Shareholder will not receive any proceeds from the exercise of the Over-Allotment Option. This prospectus qualifies the distribution of the Over-Allotment Option and any Offered Shares issued pursuant to the exercise of the Over-Allotment Option. See "Plan of Distribution".

Form of Offerings: Marketed offerings in all provinces of Canada other than Québec by way of long form prospectus on a "best efforts" basis. Private placement in the United States pursuant to exemptions from the requirements of the *U.S. Securities Act of 1933*, as amended, and offering to other jurisdictions as permitted by applicable securities laws and as mutually agreed upon by the Agents, Petrobank, the Selling Shareholder and the Company.

Common Shares Outstanding:

	As at • , 2006	
	Prior to Completion of the Treasury Offering(1)(2)	After Completion of the Treasury Offering(1)(2)
Common Shares (basic and diluted)	•	•

Notes:

(1) Does not include any Offered Shares issuable upon exercise of the Over-Allotment Option. If the Over-Allotment Option is exercised in full, there will be an aggregate of • Common Shares outstanding as at • , 2006 upon completion of the Offerings and the issue of Offered Shares pursuant to the exercise of the Over-Allotment Option.

(2) Following the issuance of • Common Shares pursuant to the Reorganization Transactions.

Shareholdings Post-Closing: After giving effect to the Closing of the Offerings, Petrobank will indirectly hold approximately • percent of the issued and outstanding shares of the Company, the remaining • percent of which will be held by investors under the Offerings, before taking into account the issuance of any Offered Shares pursuant to the exercise of the Over-Allotment Option. The Company expects that its officers and directors will acquire up to • Common Shares pursuant to the Offerings, representing approximately • percent

of the issued and outstanding Common Shares of the Company following completion of the Offerings. See "Principal Shareholders and Selling Shareholder".

Closing:

On or about June 16, 2006, subject to change, as the Agents, the Company, the Selling Shareholder and Petrobank may agree, but not later than July 15, 2006. See "Plan of Distribution".

Use of Proceeds:

The Company expects to receive approximately $ • million ($ • million if the Over-Allotment Option is exercised in full) of net proceeds from the Treasury Offering. The Company's intention is to use these proceeds over the next 12 months for development drilling and recompletions at Orito; repayment of debt owing to Petrobank; work commitments on the Company's exploration blocks; general and administrative expenses, including working capital; and possible acquisitions of additional exploration and development properties, as more particularly described in the following table:

	US$ millions
Orito — 5 wells (US$5.5 million per well)	27.5
Orito recompletions	4.0
Exploration blocks (5 wells)	25.0
Repayment of Petrobank loan[1]	7.0
Other	•
	US$ •
	Cdn$ •

Note:

(1) Pursuant to a loan agreement expected to be entered into between Petrobank and the Company, Petrobank will agree to continue to fund the Company's capital requirements from April 1, 2006 to the Closing Date. Any amounts outstanding under the loan agreement, and any interest payable thereon, as at the Closing Date are expected to be repaid by the Company using a portion of the proceeds from the Treasury Offering. The Company anticipates that Petrobank will loan the Company approximately US$7 million under the loan agreement between April 1, 2006 and the Closing Date.

Actual expenditures by the Company in 2006 and 2007 are expected to exceed the net proceeds from the Treasury Offering. Such expenditures, including those relating to additional development wells at Orito and Neiva, will be funded through cash flow from operations and drawdowns on the Company's secured credit facility. See "Use of Proceeds" and "Capitalization".

The amounts and timing of the expenditures will vary depending upon a number of factors, including drilling success, availability of drilling equipment, assessment of newly acquired seismic data over the Company's exploration blocks and unexpected expenses. While it is currently intended by management of the Company that the net proceeds of the Treasury Offering will be expended as set forth above, actual expenditures may in fact differ from these amounts and allocations. See "Use of Proceeds" and "Risk Factors".

The estimated net proceeds to Petrobank from the Secondary Offering, after deducting the fees payable to the Agents in respect of the Secondary Offering, will be $ • ($ • if the Over-Allotment Option is exercised in full). The Company will not receive any proceeds from the Secondary Offering. See "Use of Proceeds".

Reorganization Transactions: On • , 2006, the Company, the Selling Shareholder and PCL completed the Reorganization Transactions, being the share exchange transactions contemplated by the Share Exchange Agreement. Pursuant to the Reorganization Transactions, the Selling Shareholder exchanged 12,000 common shares of PCL, being all of the issued and outstanding shares of PCL, held by the Selling Shareholder, for • newly issued Common Shares of Petrominerales. On • , 2006, the Company also amended its Memorandum of Association and Articles of Association to increase the authorized share capital to 200 million Common Shares and to remove the restrictions on the Company's ability to offer shares to the public. See "General Development of the Business — Reorganization Transactions".

RISK FACTORS

An investment in the Common Shares should be considered highly speculative due to the nature of the Company's involvement in the exploration for, and the acquisition, development and production of, crude oil reserves in Colombia. The Company's business is subject to the risks normally encountered in the oil industry such as: competition with companies having greater resources; fluctuations in the market price and demand for crude oil; uncertainty regarding acquisitions, exploration and production; risks relating to hedging activities; the need for, and ability to obtain, funding; political, economic and other uncertainties; foreign currency risks; the effect of government regulation and policies; foreign legal and regulatory regimes; security concerns; variability between production and reported reserves evaluations; possible confusion regarding resource versus reserve information; availability of equipment; various operating hazards such as fire, explosion and others; environmental regulation, risks and obligations; reliance on third party operators and key personnel; costs associated with new products and the use of new technologies, potential conflicts of interests involving the Company's controlling shareholder and some of the Company's directors and the reliance of the Company on Petrobank and the Selling Shareholder. There are additional risks to purchasers of Offered Shares associated with the nature and structure of the Offerings such as: the absence of a market through which Common Shares may be resold; share price volatility; discretion of the Company over the use of proceeds from the Offering; dividends may never be declared; investment dilution and the potential inability to enforce judgments outside of Canada. The reserve and recovery information contained in this prospectus are estimates only and the actual production and ultimate reserves recovered from the Company's properties may be greater or less than the estimates contained in this prospectus. See "Risk Factors".

GLOSSARY OF TERMS

In this prospectus, the abbreviations set forth below have the following meanings:

bbl/d	Barrels of oil per day	M$	Thousands of Canadian dollars
bbls	Barrels of oil	mbbls	Thousand barrels of oil
boe	Barrels of oil equivalent	mmbbls	Million barrels of oil
boe/d	Barrels of oil equivalent per day	psi	Pounds per square inch
US M$	Thousands of United States dollars	US$	United States dollars

Note: Disclosure provided herein in respect of boes may be misleading, particularly if used in isolation. A boe conversion ratio of 6 mcf:1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

In this prospectus, the capitalized terms set forth below have the following meanings:

"**ACIPET**" means Asociación Colombiana de Ingenieros Petróleos, the Colombian society of petroleum engineers;

"**Agency Agreement**" means the agency agreement dated • , 2006 relating to the Offerings among Petrominerales, the Selling Shareholder, Petrobank and the Agents, as more particularly described under the heading "Plan of Distribution";

"**Agents**" means, collectively, Haywood Securities Inc., TD Securities Inc. and Fraser Mackenzie Limited;

"**Agents' Fee**" means the fee of six percent of the aggregate gross proceeds of the Offerings payable to the Agents pursuant to the Agency Agreement;

"**ANH**" means Agencia Nacional de Hidrocarburos, or National Hydrocarbon Agency, an agency of the Colombian government;

"**API**" means American Petroleum Institute, but is generally referred to as a degree of gravity that provides a relative measure of crude oil density;

"**ATI**" means Archon Technologies International Ltd., an indirect wholly-owned subsidiary of Petrobank;

"**Archon**" means Archon Technologies Ltd., a wholly-owned subsidiary of Petrobank;

"**Board of Directors**" means the board of directors of the Company, as constituted from time to time;

"**baseline production**" means, with respect to the IPCs for Orito and Neiva, an established decline curve corresponding to the field's original production history;

"**Canadian GAAP**" means Canadian generally accepted accounting principles applied on a consistent basis;

"**Closing**" means the completion of the issue and sale of Offered Shares pursuant to the Offerings;

"**Closing Date**" means the date on which Closing is expected to occur, being June 16, 2006, subject to postponement, as the Agents, the Company, the Selling Shareholder and Petrobank may agree, but not later than July 15, 2006;

"**COGE Handbook**" means the Canadian Oil and Gas Evaluation Handbook prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy and Petroleum;

"**Common Shares**" means common shares in the share capital of the Company;

"**Company**" and "**Petrominerales**" means Petrominerales Ltd. and includes, except where the context otherwise requires, the Company's wholly-owned subsidiary, PCL;

"**D&M**" means DeGolyer and MacNaughton, independent oil and gas reservoir engineers, of Dallas, Texas, USA;

"**D&M Reports**" means, collectively, the March D&M Report and the December D&M Report;

"**December D&M Report**" means the independent engineering evaluation of the Company's crude oil reserves prepared by D&M, dated March 8, 2006 and effective December 31, 2005;

"**Ecopetrol**" means Empresa Colombiana de Petroleos, the Colombian state-owned oil company;

"**ESP**" means electrical submersible pump;

"**Exploration Contract**" means an exploration contract in Colombia established by the ANH, as more particularly described under the heading "Industry Conditions — Exploration Contracts and TEAs";

"**gross**" means:

(a) in relation to the Company's interest in production and reserves, its "Company gross reserves", which represent the Company's working interest (operating and non-operating) share of gross reserves before deduction of royalties and without including any royalty interest of the Company;

(b) in relation to wells, the total number of wells in which the Company has an interest; and

(c) in relation to properties, the total area of properties in which the Company has an interest;

"**IPC**" means an incremental production contract in Colombia, as more particularly described under the heading "Industry Conditions — Incremental Production Contracts (IPCs)";

"**Joint Operating Agreement**" means the joint operating agreement to be entered upon Archon exercising the option granted under the Option Agreement, which joint operating agreement will govern the operations of certain heavy oil projects in Colombia in which ATI has acquired a working interest pursuant to the Option Agreement;

"**March D&M Report**" means the independent engineering evaluation of the Company's crude oil reserves prepared by D&M, dated April 27, 2006 and effective March 31, 2006;

"**Neiva**" means the 2,395 acre Neiva field in the Upper Magdalena Valley basin in Colombia;

"**net**" means:

(a) in relation to the Company's interest in production and reserves, its "Company net reserves", which represent the Company's working interest (operating and non-operating) share of gross reserves after deduction of royalties obligations;

(b) in relation to wells, the number of wells obtained by aggregating the Company's current working interest in each of its gross wells; and

(c) in relation to the Company's interest in a property, the total area in which the Company has an interest multiplied by the working interest owned by the Company;

"**NI 51-101**" means National Instrument 51-101 — *Standards of Disclosure for Oil and Gas Activities* of the Canadian Securities Administrators;

"**Offerings**" means, collectively, the Treasury Offering and the Secondary Offering;

"**Option Agreement**" means the option agreement dated • 2006 between Petrominerales and ATI pursuant to which ATI has been granted an option to acquire a working interest in, and to act as operator of, certain heavy oil projects in Colombia using THAI™;

"**Orito**" means the 42,492 acre Orito field in the Putumayo basin of south western Colombia;

"Over-Allotment Option" means the option granted by the Company to the Agents exercisable at any time on or before the date that is 30 days from the Closing Date, to offer up to an additional • Common Shares at a price equal to the Offering Price;

"**PCL**" means Petrominerales Colombia Ltd., a wholly-owned subsidiary of the Company;

"**Petrobank**" means Petrobank Energy and Resources Ltd., the parent company of Petrominerales;

"**R Factor**" means the ratio of cumulative revenues to cumulative costs, as more particularly described under the heading "Statement of Reserves Data and Other Related Information — Significant Factors or Uncertainties Affecting Reserve Data" and used in the calculation of the Company's interest in reserves with regards to its IPCs;

"**Reorganization Transactions**" means the share exchange transactions contemplated by the Share Exchange Agreement completed on • , 2006 pursuant to which the Company acquired all of the outstanding shares of PCL;

"**Secondary Offering**" means the public offering in Canada, and the concurrent placing in Norway and other European jurisdictions, of an aggregate of up to • Offered Shares held by the Selling Shareholder pursuant to this prospectus;

"**Selling Shareholder**" means Petro International Ltd., a wholly-owned subsidiary of Petrobank;

"**Share Exchange Agreement**" means the share exchange agreement dated • , 2006 between the Selling Shareholder and Petrominerales;

"**Tax Act**" means the *Income Tax Act* (Canada), R.S.C. 1985, c.1 (5th Supp.), as amended;

"**TEA**" means a Technical Evaluation Agreement in the country of Colombia, as more particularly described under the heading "Industry Conditions — Exploration Contracts and TEAs";

"**Technical Services Agreement**" means the technical services agreement dated • , between Petrobank and the Company as more particularly described under the heading "Management's Discussion and Analysis — Related Party Transactions";

"**Technology License Agreement**" means the technology license agreement dated • , 2006 between ATI and Petrominerales respecting the use of the THAI™ technology in heavy oil projects in Colombia;

"**THAI™**" means Archon's patented Toe-to-Heel-Air-Injection in-situ heavy oil recovery technique, which combines a vertical air injection well with a horizontal production well;

"**Treasury Offering**" means the public offering in Canada, and the concurrent placing in Norway and other European jurisdictions, of up to • Offered Shares from the treasury of the Company pursuant to this prospectus; and

"**WTI**" means West Texas Intermediate.

Certain other technical terms used in this prospectus but not defined herein are defined in NI 51-101 and, unless the context otherwise requires, shall have the same meanings herein as in NI 51-101. See "Statement of Reserves Data and Other Related Information".

Unless otherwise noted, the Company's average daily production volumes disclosed herein are based on the Company's working interest production before deduction of royalties paid to others.

The estimates of reserves and future net revenue for individual properties may not reflect the same confidence level as estimates of reserves and future net revenue for all properties, due to the effects of aggregation.

GENERAL MATTERS

As used in this prospectus, unless the context otherwise requires or indicates, the terms "Company", "we", "us" and "our" mean Petrominerales, including Petrominerales and its wholly-owned subsidiary, PCL, taken together as a whole.

Unless otherwise indicated, all information in this prospectus assumes the Over-Allotment Option is not exercised by the Agents.

Certain technical terms used throughout this prospectus are defined in the Glossary of Terms.

For reporting purposes, the Company prepares its financial statements in Canadian dollars and in conformity with Canadian GAAP. Unless otherwise indicated, all dollar amounts in this prospectus are expressed in Canadian dollars. References to "$" are to Canadian dollars, references to "US$" are to United States dollars.

The following table sets out (1) the rate of exchange for one U.S. dollar per Canadian dollar in effect at the end of each of the following periods, (2) the high and low rate of exchange during those periods, (3) the average rate of exchange for those periods and (4) the rate of exchange at the end of each period, each based on the noon buying rate certified by the Federal Reserve Bank of New York for customs purposes in New York City for cable transfers in Canadian dollars.

	Year ended December 31		
	2005	2004	2003
High	$1.2703	$1.3970	$1.5750
Low	$1.1507	$1.1775	$1.2923
Average[1]	$1.2083	$1.2984	$1.3916
End of Period	$1.1656	$1.2034	$1.2923

Note:

(1) The average of the daily noon buying rates on the last business day of each month during the period.

On May 4, 2006, the noon buying rate for one U.S. dollar per Canadian dollar certified by the Federal Reserve Bank of New York was $1.00 = $1.106.

THE COMPANY

Company Structure

The Company was incorporated under the *International Business Companies Act*, 2000 (Bahamas) on April 20, 2006 in order to facilitate the completion of the Offerings. The Company is currently an indirect wholly-owned subsidiary of Petrobank. The corporate ownership structure of Petrominerales upon completion of the Reorganization Transactions and prior to the completion of the Offerings is as follows:



Petrobank Energy and Resources Ltd. ("Petrobank")
(Canada)
100%
Petro International Ltd. ("Selling Shareholder")
(Bahamas)
100%
Petrominerales Ltd. ("Petrominerales" or "Company")
(Bahamas)
100%
Petrominerales Colombia Ltd. ("PCL")
(Bermuda)

Upon completion of the Offerings, Petrobank will continue to indirectly hold, through the Selling Shareholder, approximately • percent of the outstanding Common Shares. The remaining Common Shares will be held by purchasers who purchase Offered Shares sold under the Offerings.

The Company's registered office is located at Mareva House, 4 George Street, Nassau, Bahamas. The Company conducts substantially all of its operations through PCL's Colombian head office which is located at Calle 114 No. 9-45 Torre B Oficina 1506, Bogotá, Colombia.

GENERAL DEVELOPMENT OF THE BUSINESS

Reorganization Transactions

On • , 2006, the Company, the Selling Shareholder and PCL completed the Reorganization Transactions, being the share exchange transactions contemplated by the Share Exchange Agreement. Pursuant to the Reorganization Transactions, the Selling Shareholder exchanged 12,000 common shares of PCL, being all of the issued and outstanding shares of PCL, held by the Selling Shareholder, for • newly issued Common Shares of Petrominerales. The Reorganization Transactions did not involve the payment of any cash consideration by any of the Selling Shareholder, Petrominerales or PCL.

The transfer of the shares of PCL to the Company was made on an "as-is" basis, and the Share Exchange Agreement does not contain any representations or warranties with respect to the business of PCL. The Share

Exchange Agreement does not require the Selling Shareholder to indemnify the Company with respect to matters relating to the Reorganization Transactions, including any liabilities that may arise with respect to environmental, tax or other matters.

As a result of the Company having a limited authorized share capital, on • , 2006 the Company amended its Memorandum of Association and Articles of Association to increase the authorized share capital to 200 million Common Shares and to remove the restrictions on the Company's ability to offer shares to the public.

Company History

PCL, through its predecessor companies, was originally incorporated in September 1996 to engage in oil exploration and development activities in Colombia. From 1996 to 2000, PCL undertook the assessment and evaluation of a number of exploration blocks and other opportunities. In April 2001, PCL signed the IPCs in respect of the Orito and Neiva fields. In May 2002, Petrobank, through the Selling Shareholder, acquired all the issued and outstanding shares of PCL. PCL initiated drilling operations in the latter part of 2002, with first production commencing in January 2003.

During 2002, 2003 and 2004, the Company executed a program of well recompletions, facility upgrading, and new well drilling which resulted in eight new wells at Neiva, six new wells at Orito and average production levels of 1,068 bbl/d in 2003 and 1,359 bbl/d in 2004.

During 2003, the Company encountered a series of operational difficulties at Orito associated with equipment failures, service deficiencies, and unexpected challenges associated with drilling and completion operations. The Company also accumulated technical data surrounding reservoir pressures, composition of reservoir fluids, depth intersection with the aquifer and the existence and non-existence of a gas cap in the field, which were initially considered anomalous, but when considered as a whole, required the Company to fully reassess its reservoir model and exploitation strategy.

This reassessment necessitated a complete shutdown and re-engineering of the Company's drilling and completion program as well as a complete, bottom-up redevelopment of its reservoir models and associated geological and geophysical architecture. The new model incorporates the concepts of a tilted oil/water contact, a high carbon dioxide concentration and a composition gradient in the oil column ranging from 30° API at the base to 45° API at the highest elevations.

The Company's new interpretation of the reservoir was first tested in 2005 with the drilling of the Orito 116 well, the results of which confirmed the southwest extension of the field outside of the previously interpreted zero edge of the field. This well was followed by the Orito 117 and 118 wells which further confirmed the new reservoir model and provided additional support for the Company's long-term development plan and its revised reserve engineering analysis. The Orito 117 and 118 wells are currently producing 1,262 bbl/d and 950 bbl/d (997 bbl/d and 751 bbl/d working interest to the Company), respectively, with the potential for further increases with the installation of larger pumps. The Orito 116 well also tested commercial quantities of oil prior to applying the Company's standard fracture stimulation treatment. The bottom portion of this well was lost during testing due to collapsed casing and the Company plans to sidetrack the well later this year.

Following a variety of drilling program modifications designed to address the complex geology pressure regimes and fluid sensitivities in the Orito field, the Company currently implements a standardized drilling and completion program that allows for segregation of the individual Caballos sands through selective completion and fracture stimulation, and the ultimate installation of high volume lift pumps.

As a result of recompletions at Orito and Neiva and the completion of the Orito 117 and 118 wells, aggregate production at Orito and Neiva in April 2006 averaged 2,827 bbl/d working interest to the Company, before deduction of an eight percent royalty.

During 2005 and the first quarter of 2006, the Company negotiated Exploration Contracts on five exploration blocks and five TEAs covering a total of 2,483,295 acres in the Llanos basin and 33,671 acres in the Putumayo basin. Collectively, these blocks cover 2,516,966 acres (3,933 square miles).

NARRATIVE DESCRIPTION OF THE BUSINESS

Overview

The Company's strategy is to realize near term cash flow from exploitation opportunities by applying modern North American technical and business models to mature, but under-exploited Colombian properties formerly operated by Ecopetrol. In addition, the Company plans to further its growth through opportunity driven exploration on the Company's undeveloped properties in Colombia. The Company is also pursuing potential heavy oil opportunities that would allow it to apply Archon's THAI™ technology.

The Company's current production is derived from two IPCs, at Orito in southern Colombia's Putumayo basin, and at Neiva in the Upper Magdalena Valley basin, in each case in partnership with Ecopetrol. In addition, Petrominerales has acquired a significant exploratory land base of approximately 2.5 million acres under Exploration Contracts (372,262 acres), which provide companies with 100 percent of new production, subject to an initial eight percent royalty and normal income taxes, and TEAs (2,144,704 acres), which provide companies with low cost access to larger areas for preliminary evaluation prior to committing to broader exploration programs.

Land Holdings

The following table summarizes the Company's principal properties in Colombia:

Property	Basin	Gross Acreage (acres)	Expiry/Option[1] Date
IPCs			
Orito	Putumayo	42,492	06/2023
Neiva	Upper Magdalena Valley	2,395	06/2023
Total IPCs		44,887	
Exploration Contracts			
Joropo	Llanos	72,257	12/2006
Corcel	Llanos	79,815	09/2006
Casanare Este	Llanos	78,815	06/2006
Casimena	Llanos	107,704	11/2006
Las Aguilas	Putumayo	33,671	10/2006
Total Exploration Contracts		372,262	
TEAs			
Chicago	Llanos	433,967	06/2006
Rio Ariari	Llanos	607,137	08/2006
Guatiquia	Llanos	391,595	12/2006
Chiguiro	Llanos	539,785	10/2006
Corito	Llanos	172,220	12/2006
Total TEAs		2,144,704	
Total Company Acreage		2,561,853	

Note:

(1) The Option Date represents the end of current contractual phase for Exploration Contracts and TEAs. Exploration contracts may, with additional work commitments, be extended and a portion of the TEAs (a maximum of 607,137 acres in the case of Rio Ariari and 111,150 acres in the case of the other TEAs) may be converted to Exploration Contracts.

Management of the Company considers Colombia to be an oil-rich country with significant potential for value-creation through the application of modern technology and exploitation strategies to under-capitalized producing fields. Colombia's remaining discovered oil reserves are estimated at 1.45 billion bbls. Alongside this potential, the Colombian government has demonstrated its willingness to encourage foreign participation in new exploration projects with the introduction of Exploration Contracts and TEAs. Petrominerales has IPCs in

two fields in southern Colombia, at Orito and Neiva. Each IPC provides that Petrominerales will share in a portion (initially 79 percent in the case of the Orito field and 69 percent in the case of the Neiva field) of the incremental production, above baseline production, generated by its development activities. The baseline production for each IPC is based upon the decline curve corresponding to the field's original production history. Working interest production is subject to an initial eight percent royalty paid to the government and normal income taxes. *Source: ANH.*

Production

The following table summarizes average daily production from the Company's properties for the periods indicated.

	2005	Q1 2006	April 2006
Orito			
Gross field	3,810	4,118	5,959
Baseline	(2,944)	(2,829)	(2,803)
Incremental	866	1,289	3,156
Petrominerales, interest before royalty	685	1,018	2,493
Royalty (8%)	(55)	(82)	(199)
Petrominerales, interest net of royalty	630	936	2,294
Neiva			
Gross field	2,993	2,887	2,857
Baseline	(2,492)	(2,398)	(2,373)
Incremental	501	489	484
Petrominerales, interest before royalty	346	338	334
Royalty (8%)	(28)	(27)	(27)
Petrominerales, interest net of royalty	318	311	307
Total			
Petrominerales, interest before royalty	1,031	1,356	2,827
Petrominerales, interest after royalty	949	1,248	2,601

Marketing

The Company's current production is sold to two counterparties: Ecopetrol and Hocol S.A., an international oil company. Sales to these counterparties for the years ended December 31, 2005 and 2004 are broken down as follows:

	Sales as % of revenues	
	2005	2004
Ecopetrol	70%	76%
Hocol S.A.[1]	26%	nil
BP[1]	4%	24%

Note:

(1) All Neiva crude oil sales were transferred from British Petroleum Company Colombia Ltd. ("BP") to Hocol S.A. effective March 1, 2005.

PROPERTY DESCRIPTIONS

Orito

The Orito field (42,492 gross acres) is the largest oil discovery in southern Colombia's Putumayo basin and has extensive field infrastructure, good seismic control and connection to an underutilized export pipeline with a deep water port and loading facilities on the Pacific Coast. The field was discovered in 1963 by Texaco,

commenced production in 1968, reached peak production of 82 mbbl/d in July 1970 and reverted back to Ecopetrol in 1979. Historically, Ecopetrol managed the Orito field without the capital resources required for a comprehensive program of late primary exploitation and secondary recovery. PCL acquired its interest in the Orito field in April 2001 pursuant to an IPC. Petrominerales has access to all existing infrastructure and data, while Ecopetrol partially shares (initially 21 percent) in the incremental production, above baseline production, generated by the Company's development activities during the term of the IPC. The IPC in respect of the Orito field expires in June 2023. The following map shows the Putumayo basin and the location of the Orito field.


Mocoa
Colombia
OTA
Orito
OSO
Puerto Asis
Ecuador
15 km
Orito IPC
Las Aguilas Exploration Contract
Third Party Blocks
Pipelines
Oil pools
Cities/Towns

Source: ANH, Ecopetrol and the Company.

To date, the Orito field has produced just over 226 mmbbls, including approximately 187 mmbbls from the Caballos zone, the most significant of three reservoirs at Orito. The Company believes this recovery rate to be considerably below average for a field of this type. The majority of the Company's expenditures to date have targeted the Caballos zone, as will be the case in the remainder of 2006. The Company believes that the Orito field offers numerous opportunities to create value through in-fill drilling, field extension, facilities upgrades, secondary recovery and other enhancement techniques proven in Canada and elsewhere. The Company has secured a drilling rig under a long-term contract and expects to commence a continuous drilling program at Orito in the third quarter of 2006. The Company plans to actively pursue contracting a second drilling rig to assist in undertaking its drilling program at Orito.

The Caballos formation is a reservoir containing four major sand packages. The Company interprets the formation to have a strongly tilted oil-water contact that varies from a depth of 5,200 feet sub-sea in the northern part of the field to 6,200 feet sub-sea in the south. This aquifer provides pressure support to the Caballos reservoir as evidenced by relatively unchanged pressures since 1980. In addition, the Caballos reservoir fluid is compositionally graded, ranging at original conditions from a conventional black 29° API oil at structurally low positions in the field, increasing to ±45° API oil in structurally higher locations, and culminating in a gas-condensate region at the very top of the reservoir. The complex fluid combined with the tilted contact and structural nature of the reservoir results in a system that has several drive processes occurring simultaneously. "Combination drive" reservoirs (water drive, solution gas drive, and gas cap expansion) tend to exhibit high

recovery efficiencies that can reach over 40 percent of the original-oil-in-place. To enhance current production, Petrominerales is employing a combination of late-stage primary recovery techniques, such as in-fill drilling, changing from gas lift to electrical submersible pumps, and recompleting wells to enhance oil inflow.

The following graph shows average monthly production at Orito since discovery in 1968.



ORITO HISTORICAL AVERAGE MONTHLY PRODUCTION
70,000
60,000
50,000
40,000
30,000
20,000
10,000
-
OIL PRODUCTION BBL/D
Original Texaco Contract reverts back to Ecopetrol
PCL commences production under IPC
68 69 70 71 72 73 74 75 76 77 78 79 80 81 82 83 84 85 86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05 06
DATE
Oil Production (bbl/d)
Baseline Production (bbl/d)

Source: Ecopetrol and the Company.

The following graph shows Orito's average monthly production since April 2001 when PCL signed the IPC in respect of the Orito field. The Company receives a share (initially 79 percent) of incremental production above baseline production.



ORITO HISTORICAL AVERAGE MONTHLY PRODUCTION
7,000
6,000
5,000
4,000
3,000
2,000
1,000
-
OIL PRODUCTION BBL/D
PCL commences production under IPC
01
01
02
03
04
05
06
DATE
Oil Production (bbl/d)
Baseline Production (bbl/d)

Source: Ecopetrol and the Company.

In 2005, Petrominerales initiated a development plan targeting a southwest extension to the Orito field. Three wells, Orito 116, 117 and 118, were drilled during the year. Drilling went as scheduled for each well, but due to problems encountered during logging and completion operations, expected production from these three wells was delayed to the first quarter 2006.

As the Company's understanding of the Caballos reservoir has evolved, so has its drilling and completion methodology. Following a variety of drilling programs designed to address the complex geology pressure regimes and fluid sensitivities of the reservoir, the Company implemented a standardized drilling and completion program that allows for segregation of the individual Caballos sands through selective completion and fracture stimulation, and the ultimate installation of high volume lift pumps.

The Orito 116 well tested significant oil from the Cretaceous Caballos 'A3' and 'A4' sands as well as water-free production from the Caballos 'B', 'C' and 'D' sands (see figure below); however immediately after installing the final electrical submersible pump ("ESP") completion assembly, the well experienced a casing collapse. The Company currently plans to sidetrack this well during one of the drilling windows later this year.

The following diagram shows the general stratigraphic column of the Caballos formation in the Orito field.



Time
Formation
Lithology
ROCK
QUATERNARY
QT
CAIMAN FM
OSPINA FM
MIOCENE
ORITO-BELÉN FM
OLIGOCENE
ORTEGUAZA FM
EOCENE
PEPINO FM
PALEOCENE
RUMIYACO FM
CRETACEOUS
VILLETA
AREN.N
LIMES. A
INTER. U
LIME.B
AREN. T
LIMES. C
CABALLOS FM
JURASSIC
MOTEMA FM
TRIASSIC
PRE-CAMBRIC
PAYANDE FM
BASAMENT
SP(MEGV)
-150
50
GR(0.96487)
MLNO(ohmm)
0
2000
2
2000
Caballos Top
D sand
C sand
B sand
A4 sand
A3 sand
A2 sand
A1 sand
A SAND

Source: The diagram above is based on public knowledge in the industry and has been modified by the Company.

The Orito 117 well produced approximately 150 bbl/d from the Caballos 'A', 'B', 'C' and 'D' sands, but with water cuts as high as 98 percent. In late March 2006 the well was recompleted with the water in the lower 'A' interval isolated, and a fracture stimulation of the 'B', 'C' and 'D' sands. In April 2006 the well was producing at 1,262 bbl/d using a gas lift completion, with 1.5 percent water cut, and a bottom hole pressure of 1,100 psi. Ultimately, the Company plans to install an ESP to further optimize production from this well.

The Orito 118 well experienced a collapsed hole during the drilling of the final interval of the original well bore, which resulted in the well being sidetracked. The Company perforated and fracture stimulated the Caballos 'B', 'C' and 'D' sands and tested the uppermost Caballos 'A3' and 'A4' sands. An ESP completion was installed and the well most recently tested at 950 bbl/d with a 50 percent water cut, and a bottom hole pressure of 900 psi. For the purposes of the D&M Reports, D&M has assigned a total of 10 proven undeveloped, five probable and 15 possible locations in Orito. Undeveloped locations were assumed to have initial production rates of 400 bbl/d per well in the D&M Reports. In addition to those locations identified by D&M, the Company has identified 10 further potential drilling locations, for a total of 40 potential drilling locations.

During the fourth quarter of 2005, Petrominerales acquired a 40-square kilometre 3-D seismic survey covering the western part of the Orito field and a prospect on the Las Aguilas exploration block. This seismic survey confirmed the continuation of the southwest extension, and the Las Aguilas prospect. Additional locations have been confirmed targeting the area in the vicinity of the Company's Orito 113 well and another west lead, south of the Orito 113 well.

To address the fact that there are currently no drilling rigs available in the Putumayo basin, a new drilling rig has been contracted for future single well and/or pad drilling operations in Orito, as well as exploratory drilling operations on the Company's extensive landholdings in the Llanos basin. This drilling rig has the operational capability to drill Orito development wells and deeper Llanos exploration wells. The Company has executed a contract to take this rig for a minimum 16-month term which is expected to commence in the third quarter of 2006. Wells targeting the Caballos reservoir are typically drilled to a depth of 7,500 feet, with drilling and completion costs estimated to be approximately US$5.5 million including completion.

See "Proposed Work Program" for a table describing the Company's proposed work program through 2009 with respect to the Orito field.

At the end of 2005, the two main batteries at Orito were operating at 50 percent utilization for total fluid production and separation, with the oil storage facilities utilizing 25 percent of their capacity. The capacities of current water treatment and handling facilities limit the amount of produced fluid that can be processed but can easily be expanded as required using free water knockout and/or other surface handling facilities. The estimated cost to process an additional 25 mbbl/d of fluid is approximately US$3 million. The Oleoducto TransAndino is the main pipeline that transports Orito crude to the Pacific coast terminal at Tumaco. The pipeline has available capacity to pump up to 100 mbbl/d, but is currently limited to 50 mbbl/d due to pump limitations. Production from Putumayo basin fields is currently only 13 mbbl/d, resulting in significant excess pipeline and pumping capacity.

Neiva

The Dina Terciarios field in the Neiva field, located in the Upper Magdalena Valley basin, lies approximately 300 kilometres northeast of Orito. Neiva features shallow multi-zone reservoirs facilitating low-risk exploitation drilling. Neiva's reservoirs consist of sand-shale sequences totalling up to 1,500 feet of gross pay in the Honda and Doima/Chicoral Formations. Petrominerales holds 2,395 gross acres (1,653 net acres) of land at Neiva under an IPC that expires in June 2023. Baseline production averaged 2,398 bbl/d in the first quarter of 2006, while incremental production averaged 489 bbl/d (338 bbl/d working interest to the Company before deduction of an eight percent royalty). To date, Petrominerales has drilled seven Honda Formation wells, one Doima/Chicoral well and performed 16 workovers. As is the norm in the Honda and Doima Chicoral reservoirs, the best well, DT-71 drilled in 2003, had an initial production rate of 184 bbl/d from the Honda, which declined to 100 bbl/d within the first year and is currently producing 83 bbl/d. The other wells have lower initial production rates (150 bbl/d average), and are currently producing at an average of 45 bbl/d. Workovers completed in the field, including perforating additional intervals in the thick Honda reservoir, resulted in 100 bbl/d of incremental production. Petrominerales has commenced engineering studies for a pilot five-well

fracture stimulation program and two injector conversions for a pilot water flood project, both anticipated to start in the third quarter of 2006, and is considering drilling up to 10 wells at Neiva in 2006. The following map shows the location of the Neiva field in the Upper Magdalena Valley basin.


OAM
Neiva
Block
Neiva
22 km
Neiva IPC
Third Party Blocks
Pipelines
Oil pools

Source: ANH, Ecopetrol and the Company.

The D&M Reports include nine proved undeveloped locations and 15 probable locations at Neiva. The Company believes there are up to 34 total locations (including those locations identified in the D&M Reports) that could potentially be drilled at Neiva. Wells targeting the Honda reservoir are drilled to a depth of approximately 3,300 feet, with drilling and completion costs estimated to be US$1.1 million per well.

See "Proposed Work Program" for a table describing the Company's proposed work program through 2008 with respect to Neiva.

The following graph shows average monthly production at Neiva since the discovery of the field in 1963.



NEIVA HISTORICAL AVERAGE MONTHLY PRODUCTION
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
-
OIL PRODUCTION BBL/D
Original Hocol Contract reverts back to Ecopetrol
63 64 65 66 67 68 69 70 71 71 72 73 74 75 76 77 78 79 80 81 82 83 84 85 86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05 06
DATE
Oil Production (bbl/d)
Baseline Production (bbl/d)

Source: Ecopetrol and the Company.

The following graph shows Neiva's average monthly production since April 2001 when PCL signed the IPC in respect of the Neiva field. The Company receives a share (initially 69 percent) of incremental production above baseline production.



NEIVA HISTORICAL AVERAGE MONTHLY PRODUCTION
4,000
3,000
2,000
1,000
-
OIL PRODUCTION BBL/D
01
01
02
03
04
05
06
DATE
Oil Production (bbl/d)
Baseline Production (bbl/d)

Source: Ecopetrol and the Company.

The following diagram shows the general stratigraphic column of the Neiva field.


DINA TERCIARIO-72
Age
Formation
Lithologhy
Rs
S
Sl
Plio
Mioceno
Eoceno medio-Tardio
Paleo
Maast
Conl.
Tur
Ceno.
FM GIGANTE
HONDA GROUP
DOIMA
POTRERILLO
CHICORAL
GUADUAS
FM MONSERRATE
OLINI GROUP
VILLETA GROUP
Th2
Th3
Th3a
Th4
Th5
Th6
Th7
Th8
HONDA GROUP

Source: The diagram above is based on public knowledge in the industry and has been modified by the Company.

Exploration Blocks and TEAs

Exploration is playing an increasingly important role in the Company's activities in Colombia. During the course of 2005, Petrominerales capitalized on the opportunities provided by the new Exploration Contracts and TEAs now being offered by the ANH. Under the new regime, all operators were afforded access to any uncontracted lands by committing to a minimum exploration work plan with no initial upfront payment to the government. Petrominerales has signed Exploration Contracts or TEAs for ten blocks totalling 2,483,295 net and gross acres in the Llanos basin and 33,671 net and gross acres in the Putumayo basin. The properties that are

subject to the Company's Exploration Contracts and TEAs are described below. Historical production information is based upon information provided by the ANH. See also "Industry Conditions — Colombian Market".

See "Proposed Work Program" for a table describing the Company's proposed work program through 2009 pursuant to the Company's Exploration Contracts and TEAs.

Putumayo Basin

The Putumayo basin covers approximately 28,000 square kilometres in southern Colombia and represents the northern extension of the prolific Oriente Basin of Ecuador. Production is predominantly oil, derived from approximately 21 fields. Traps are faulted three way and four way closures. Oil is found in several reservoirs, with the most important being the Cretaceous Caballos and Villeta formations, but the larger fields can have up to four different productive horizons. Reserves vary greatly, but Orito, the largest field in the basin, has produced in excess of 226 mmbbls from four reservoirs, predominately from the Caballos formation which has produced 187 mmbbls. The entire basin has produced 320 mmbbls. Average basin production in 2005 was 13 mbbl/d. Reservoirs in the basin are characterized by multiple drives, which result in highly variable production rates, and specific treatment programs may result in wells that produce in excess of 1,000 bbl/d. Recovery rates vary greatly, however, the Company estimates that with secondary recovery it could approach 40 percent of the original-oil-in-place. The following map shows the location of the Company's interests in the Putumayo basin. *Sources: ANH; ACIPET; Ecopetrol; Petrominerales.*


Mocoa
Colombia
OTA
Orito
OSO
Puerto Asis
15 km
Ecuador
Orito IPC
Las Aguilas Exploration Contract
Third Party Blocks
Pipelines
Oil pools
Cities/Towns

Source: ANH, Ecopetrol and the Company.

Las Aguilas (Exploration Block)

Located in the Putumayo basin, the Las Aguilas block covers 33,671 acres and is west of and adjoins Petrominerales' Orito field. The primary target in this block is the Caballos formation, the main producer in the Orito field. The initial phase-one work commitment was a 3-D seismic program, which was integrated into the survey recently acquired over the Orito field. Initial interpretation of the data indicates the presence of the expected structure, the apex of which is estimated to be approximately 350 feet high to a dry hole drilled during 2004 by a competitor. With a final interpretation tied to the future development of Orito, Petrominerales will make the decision to go into the second phase of exploration (the first exploration well) during October 2006. The Las Aguilas block is particularly attractive due to Orito's tilted oil/water contact dipping from northeast to southwest, suggesting additional upside extending onto the Las Aguilas block.

Llanos Basin — Plains Region

The Llanos basin covers approximately 220,000 square kilometres in the eastern part of Colombia. Production consists of mostly oil, derived from 72 fields. Reservoirs are trapped in three way and four way closures against northeast-southwest oriented faults. The exploration success rate is high in the basin, with oil found in Tertiary and Cretaceous aged reservoirs which are commonly stacked in the larger fields. Recoverable reserves typically range from 3 mmbbls to approximately 45 mmbbls per field, with the average being approximately 8 mmbbls per field. Not including the giant Cãno Limon field or the foothills fields such as Cusiana, the plains region of the Llanos basin has produced some 269 mmbbls, with remaining discovered reserves of approximately 330 mmbbls. Production in the Llanos basin averaged 60 mbbl/d during 2005. Reservoirs in the basin are characterized by active water drives, which result in high initial rates of production, with single well rates often between 1,000 bbl/d and 2,000 bbl/d, and high primary recovery rates of between 30 and 50 percent of the original-oil-in-place. No secondary recovery schemes are necessary.

The following map shows the location of the Company's interests in the Llanos basin.


Venezuela
Arauca
Joropo
Corito
Vopal
Chicago
Casanare Este
Bogotá
Corcel
Casimena
Villavicencia
Guatiquía
Chiguiro
140km
Rio Ariari
COLOMBIA
Petrominerales TEAs
Petrominerales Exploration Contracts
Third Party Blocks
Llanos Heavy Oil Belt
Pipelines
Oil pools
Cities/Towns

Source: ANH, Ecopetrol and the Company.

The following table summarizes the largest oil fields (by estimated total reserves) in the Llanos basin, excluding the Caño Limon field:

Field Name	Discovery Year	Original-Oil-in-Place (mmbbls)	Estimated Total Reserves (mmbbls)	Cumulative Production (mbbls)	2005 Production	Producing Wells	Number of Dry Wells
Rubiales	1981	942	211	6,230	7,809	48	1
Trinidad	1974	112	45	37,460	2,362	11	*
Santiago	1985	100	40	41,448	3,447	10	*
La Gloria	1987	75	30	26,108	3,432	20	0
Rancho Hermoso	1984	90	30	6,671	3,782	2	0
La Gloria Norte	1983	54	19	15,538	526	7	1
Tocaria	1980	56	18	12,806	310	12	0
Guarilaque	1988	40	15	11,245	3,098	4	0
Palmarito	1988	37	14	11,303	855	3	0
Morichal	1984	40	13	3,344	262	5	1
Caño Garza	1979	34	12	10,226	670	8	1
La Flora	1985	30	10	7,967	584	2	0
Trompillos	1990	28	10	3,588	176	4	0
Sardinas	1982	26	9	8,709	2,281	4	0
Cravo Sur	1982	25	8.7	6,966	251	2	0
Caño Garza Norte	1983	25	8.7	4,871	615	2	0
Los Toros	1989	24	8	5,457	261	4	0
Barquerena	1982	22	6.5	6,512	384	3	0
El Palmar	1990	20	6.5	*	*	1	0
Cravo Este	1987	18	6.2	468	60	1	0
Jordan	1985	21	6	4,744	1,277	2	0
Remaining 51 fields	—	218	72	37,592	27,684	75	12
Total		**2,037**	**599**	**269,253**	**60,126**	**230**	**16**

Note:

* Limited data is available for certain fields. Estimated total reserves are based on the latest available data and include historical production. Sixteen of the remaining 51 fields have no estimated total reserves (as the required data is not available). *Sources: ACIPET, ANH and Ecopetrol.*

Although pipeline infrastructure exists across much of the Llanos basin, the current infrastructure could create bottlenecks for future production. The majority of new production to date is being trucked to the main Ecopetrol receiving station at Araguaney, located approximately 30 kilometres north-northeast of Yopal. New pipelines are being installed during the 2005-2006 dry season (January through March) by operators who have made discoveries over the past three years. The main delays for new installations are the permitting process and the short dry season when the actual civil and mechanical works can actually be performed.

The Llanos basin poses specific operational and production hurdles that, if properly planned for, can be overcome. The entire basin is essentially a flat flood plain, which leaves most of the area under a shallow blanket of floodwater from April through December due to the significant rainfall in the area. Drilling activities are normally confined to the three dry "summer" months of January through March. With proper planning, drilling and production facilities can be made capable for year round activities by raising drilling or facility pads between one to two meters.

The Company's exploration plan initially focuses on the plains region of the Llanos basin where pool sizes have historically averaged approximately 8 mmbbls and have been as high as 45 mmbbls. The Company has identified a number of drilling leads and prospects and is targeting pool sizes with potential reserves of between 3 and 25 mmbls each. These prospects are typically well defined through 3-D seismic and incorporate both conventional structural traps as well as stratigraphic traps, which have seldom been targeted to date in the basin.

The Company uses the latest 2-D and 3-D seismic data acquisition protocols and modern interpretation and evaluation tools to refine these prospects. If the Company's initial analysis of these blocks is successful, the Company plans to increase the 3-D seismic coverage on these blocks to further assess and develop their full productive potential.

Joropo (Exploration Contract)

In 2005, Petrominerales finalized an Exploration Contract pursuant to which it acquired an interest in the Joropo block, subject to a 10 percent overriding royalty before payout granted to the original operator of the block, which converts to a 22 percent net profits interest after payout. The Company spud the Ojo de Tigre-1 well on February 14, 2006 and drilled the well to a total depth of 8,616 feet. The well targeted the main 'C7' sand in the Tertiary Carbonera formation and was abandoned.

The Company has committed to a second exploration phase expiring on December 7, 2006, which requires drilling of an additional exploration well in order to retain the block. The Company has identified a drillable prospect north of the Ojo de Tigre-1 location, which indicates the presence of a sizeable stratigraphic anomaly. Additional structures on the block will be evaluated during the remaining exploration term of this block.

Corcel (Exploration Contract)

In 2005, Petrominerales finalized an Exploration Contract pursuant to which it acquired an interest in the Corcel block, subject to a three percent overriding royalty before payout is granted to Petrobank's partner, which converts to an eight percent net profits interest after payout. The Corcel block covers 79,815 acres and is located in the western part of the Llanos basin. Existing seismic indicates the presence of a fault system running through the block and a potential structural closure and trapping of Mirador sandstones against that fault. During 2005 Petrominerales detailed the lead by acquiring a 47 square kilometre 3-D seismic survey over the southwest part of the block. The processed seismic confirms the presence of a large structure, essentially in the same area and orientation as the original interpretation. The primary reservoirs are the Cretaceous Guadalupe, Ubaque and the Tertiary Mirador Formation, which all appear to close against the structure-controlling fault. Petrominerales' interpretation will be completed during the second quarter of 2006. If the structural interpretation and economic feasibility of the prospect are confirmed, the second term exploration commitment will require drilling an exploration well by September 2007. This decision must be made during August 2006. An additional two leads on the same structural trend are also evident on the seismic. These should evolve into drillable prospects if the first lead is confirmed as a prospect as well. There are also two strong structural leads off-setting the main fault system. Important fields near the Corcel block include Apiay (1981), a heavy and medium oil producing field that has produced almost 70 mmbbls through 2005, and Trompillos (1990), which has produced approximately 3.6 mmbbls through 2005.

Casanare Este (Exploration Contract)

The Casanare Este block is located in the central Llanos basin and covers 78,815 acres. This block is exploratory in nature and was selected by the Company because the fault systems that provide the main mechanism for trapping hydrocarbons have been identified in the license area from previous seismic surveys. In addition, the block is on trend with producing oil fields associated with the regional faults which extend across the blocks. The nearby La Flora field was discovered in 1985 and is operated by Perenco. Through the end of 2005 La Flora has produced almost 8 mmbbls and is currently producing almost 600 bbl/d from two wells. As with Petrominerales' other blocks, primary targets in this area are sandstones of the Carbonera and Mirador Formations. Another important field near the Casanare Este block is the Rancho Hermoso field, discovered in 1986. It produced approximately 6.7 mmbbls through the end of 2005 and produced approximately 3,800 bbl/d from two wells in 2005.

All available 2-D seismic data over the block was reprocessed and interpreted during 2005, resulting in a number of leads being identified. A 30 square kilometre 3-D seismic survey was acquired over the northern part of the block in order to detail the potential in that area. Initial interpretation of the data indicates at least five leads or prospects, both structural and stratigraphic in character, which will be evaluated in detail prior to deciding which to drill first during Petrominerales' second exploration phase, which begins in June 2006.

Casimena (Exploration Contract)

Casimena is another exploration block in the central Llanos basin, located southwest of the Casanare Este block, covering 107,704 acres. During the initial interpretation of the available 2-D seismic and well data, a number of leads were identified along a regional fault that cuts northeast-southwest across the entire length of the block. Of particular interest is the La Punta-1 well, originally drilled by Ecopetrol in 1986 and recently recompleted by a third party. The well initially produced in excess of 2,000 bbl/d from the Mirador Formation. The structure and trapping mechanism for this well is analogous to what the Company sees on its Casimena leads. Nearby fields include Rancho Hermoso (discussed above) and the La Punta field (drilled in 1985 with first production in 2005) that has already produced almost 700 mbbls to date.

Petrominerales has recently finished the acquisition phase of a 150 square kilometre 3-D seismic survey in Casimena designed to detail a number of original leads that were identified on the block. An interpretation and evaluation of which prospects have the highest potential will be completed before a commitment is made for the second exploration phase starting in November 2006. Initial interpretation of the new 3-D data confirms at least four leads and prospects.

Chicago (TEA/Exploration Contract)

Chicago is a large TEA, also in the central Llanos basin, that adjoins Petrominerales' Casanare Este block to the east, north and west. The block contains 433,967 acres and has a number of the regional trapping fault trends present in this part of the basin. A proposal for an Exploration Contract was submitted to the ANH during the month of March 2006 by another operator which covers 107,701 acres within the eastern quarter of the Chicago TEA. Petrominerales has submitted a work commitment proposal to the ANH in respect of this portion of the block. The proposal includes the acquisition of 40 square kilometres of 3-D seismic and drilling two exploration wells during a 23-month period. The exploration trend of this area lies parallel to an analogous series of fields to the east which includes the Sardinas (1985) and Guarilaque (1988) fields which have produced more than 8.7 and 11.2 mmbbls, respectively, through 2005. Sardinas is currently producing approximately 2,000 bbl/d from four wells, while Guarilaque is producing approximately 3,000 bbl/d from four wells.

The Company will finalize its evaluation of the remaining area of the Chicago TEA with a plan to propose a second Exploration Contract over the most prospective part of the block before the license expires in June 2006.

Corito (TEA)

The Corito TEA (172,220 acres) lies between Petrominerales' Joropo and Casanare Este blocks and adjoins the Trinidad field, which is estimated by Ecopetrol to have 45 mmbbls of recoverable reserves to the east, south and west. The TEA expires in December 2006. The work commitment for the block is reprocessing and interpreting existing 2-D seismic data and historical analysis of any previously drilled wells on the block. In addition to the Trinidad field (1974) which has produced approximately 37.5 mmbbls, the nearby Caño Garza field has produced approximately 10 mmbbls since its discovery in 1979.

Rio Ariari / Chiguiro / Guatiquia (TEA)

The Rio Ariari (607,137 acres), Chiguiro (539,785 acres) and Guatiquia (391,595 acres) TEAs were chosen due to their position in the Colombian heavy oil belt that extends from the western limits of the Llanos basin across the southern updip limits of potential reservoirs to the south eastern part of the basin. The Colombian heavy oil belt has the same La Luna source rock, similar reservoirs with excellent reservoir qualities and similar migration and timing scenarios as Faja del Orinoco in Venezuela. Additionally, cores in the updip areas of the Rio Ariari block exhibit the presence of heavy oil in most of the sands of the basal Tertiary Formation that overlies the regional pre-Mesozoic unconformity and provides a trapping mechanism, similar to much of Venezuela's heavy oil.

Petrominerales' initial commitments on these TEAs include reprocessing and interpretation of existing 2-D seismic data, studies of the stratigraphy and trapping potential of the area and an evaluation of the potential heavy oil resource present in the blocks.

Llanos Basin — Heavy Oil Belt

There is evidence of an extensive heavy oil belt that extends from the western and south western limits of the basin across the updip limit of potential tertiary reservoirs along the southern edge of the basin to the south eastern flank of the Llanos. A number of significant fields have been discovered and are producing heavy oil that is trucked or mixed with diluent and transported via pipeline. Ecopetrol is currently negotiating with a number of large multinational companies with the goal of fully developing its heavy oil resources in the western fields and exploring the Caño Sur block which lies between the Company's Rio Ariari and Chiguiro TEAs. Under optimum depositional and migration circumstances this heavy oil belt could extend across the southern length of the basin and could be aerially as large as the giant Faja del Orinoco in Venezuela. For comparison purposes only, the four heavy oil production and upgrading projects (Petrozuata, Sincor, Ameriven and Cerro Negro) in Venezuela are currently producing approximately 600 mbbl/d. Management of the Company believes that these areas have the highest potential, but considering that Colombia has the same La Luna source rock, similar geological history, reservoirs and geographic distribution of potential production and an area equal to or larger than the Faja del Orinoco, the Company believes there is good potential for discovering and exploiting heavy oil resources in these areas.

The following map outlines the location of the Llanos basin heavy oil belt.



Venezuela
Arauca
Joropo
Corito
Vopal
Chicago
Casanare Este
Bogotá
Corcel
Casimena
Villavicencia
Guatiquia
Chiguiro
Rio Ariari
100km
Petrominerales TEAs
Petrominerales Exploration Contracts
Third Party Blocks
Llanos Heavy Oil Belt
Pipelines
Oil pools
Cities/Towns

Source: ANH, Ecopetrol and the Company.

The following table summarizes the fields located in the Llanos basin heavy oil belt (plains and foothills regions).

Field Name	Discovery Date	Original-Oil-in-Place (mmbbls)	Reserves (mmbbls)	Cumulative Production (mmbbls)	2005 Average Production	API
Rubiales	1981	942	211	6	7,800	12-14
Valdivia	1988	12	4	2	800	23
Apiay	1981	610	276	70	7,200	9-16
Castilla	1969	2,330	203	155	45,980	13
Chichimene	1969	210	44	36	5,800	9

Note:

(1) Certain fields have only limited data available. Estimated total reserves are based on the latest available data and include historical production.

Source: ANH and Ecopetrol.

HEAVY OIL TECHNOLOGY

Petrominerales has negotiated the Technology License Agreement and the Option Agreement with ATI pursuant to which Petrominerales and ATI have agreed to evaluate the use of Archon's THAI™ heavy oil technology and any improvements or enhancements on potential heavy oil resources in Colombia. Under the terms of the Technology License Agreement, Petrominerales will have the right to use the THAI™ technology, know how and any improvements or enhancements, in heavy oil opportunities in Colombia, subject to a licensing fee equal to 10 percent of gross production. Under certain circumstances, including but not limited to a change of control of Petrominerales, ATI may elect to terminate the Technology License Agreement. A voluntary disposition by Petrobank of all or part of its interest in Petrominerales shall not constitute a change of control. Under the terms of the Option Agreement, ATI will have the right to acquire a working interest of between 10 percent and 50 percent in any Petrominerales heavy oil project using the THAI™ technology and ATI, upon electing a working interest in a heavy oil project, can also elect to be the operator of the project, which would then be governed by the Joint Operating Agreement and would share the actual costs on a *pro rata* basis. The initial areas of interest are the Rio Ariari, Chiguiro, and Guatiquia TEAs. In each of these TEAs, Petrominerales plans to identify areas with the highest potential for heavy oil and application of the technology and propose an Exploration Contract on each block, by August 2006 on the Rio Ariari block, by October 2006 on the Chiguiro block and by December 2006 on the Guatiquia block. See "Management's Discussion and Analysis — Transactions with Related Parties".

PROPOSED WORK PROGRAM

The following table details the Company's current proposed work program through 2009 based on a two rig drilling program (one rig each for Orito and Neiva). At present, the Company has only contracted for the provision of one rig for the Orito field, however, the rig can also be used for drilling exploration wells in the Llanos basin.

	2006	2007	2008	2009
Orito:				
Development Wells	4	(10)*	(18)*	(3)*
Workovers	2	1	**	**
Fracture Stimulations	6	6	**	**
Waterflood Pilot		1	**	**
Neiva:				
Development Wells	4	16	15	**
Fracture Stimulations	5	**	**	**
Waterflood Pilot	1	**	**	**

	2006	2007	2008	2009
Exploration Blocks:				
Joropo Exploration Well		1	**	**
Casimena Exploration Well		1	**	**
Casanare Este Exploration Well		1	**	**
Corcel Exploration Well		1	**	**
Las Aguilas Exploration Well		1	**	**

Notes:

* Numbers in parentheses assume that a second rig is contracted for Orito with drilling commencing in the third quarter of 2007.

** Future Development/Exploration contingent on initial success and/or future prospects.

The Company's exploration plan initially focuses on the plains region of the Llanos basin where pool sizes have historically averaged approximately 8 mmbbls and have been as high as 45 mmbbls. The Company has identified a number of leads and drilling prospects and is targeting pool sizes with potential reserves of between 3 and 25 mmbls each. These prospects are typically well defined through 3-D seismic data and incorporate both conventional structural traps as well as stratigraphic traps, which have seldom been targeted to date in the basin. The Company uses the latest 2-D and 3-D seismic data acquisition protocols and modern interpretation and evaluation tools to refine these prospects. If the Company's initial drilling on these blocks is successful, the Company plans to expand the 3-D seismic coverage on these blocks to further assess and develop their full productive potential. The Company has currently identified a total of 16 leads and prospects.

Due to the nature of the oil and gas industry, work programs are regularly reviewed with respect to the success of expenditures and other opportunities that become available. The Company's actual work program will vary depending upon a number of factors, including drilling success, availability of drilling equipment and assessment of newly acquired seismic data over the Company's exploration blocks. Accordingly, while the proposed work program described above reflects the Company's current expectation, the actual work program carried out by the Company may in fact differ from that set forth above. See "Risk Factors".

STATEMENT OF RESERVES DATA AND OTHER RELATED INFORMATION

Disclosure of Reserves Data

Petrobank engaged D&M to evaluate PCL's oil reserves as at December 31, 2005, and in connection therewith D&M prepared the December D&M Report evaluating the Company's oil reserves as at December 31, 2005. The Company engaged D&M to provide an updated evaluation of the Company's oil reserves as at March 31, 2006, taking into account pricing and production information between January 1, 2006 and March 31, 2006. D&M has prepared the March D&M Report evaluating the Company's oil reserves as at March 31, 2006.

The reserves data set forth below and in Appendices A and B (collectively, the "Reserve Statements") are based upon evaluations by D&M with an effective date of March 31, 2006, in the case of the Reserve Statements set forth in Appendix A, and December 31, 2005, in the case of the Reserve Statements set forth in Appendix B contained in the applicable D&M Report. The reserves data summarizes the crude oil reserves of the Company and the net present values of future net revenue for these reserves using constant prices and costs and forecast prices and costs. The reserves data set forth complies with the requirements of NI 51-101. Additional information not required by NI 51-101 has been presented to provide continuity and additional information which we believe is important to the readers of this information. D&M was engaged by the Company's parent company, Petrobank, to provide evaluations of proved, probable, and possible reserves.

All of the Company's reserves are located in Colombia.

In preparing the D&M Reports, basic information was obtained from Petrominerales, which included land data, well information, geological information, reservoir studies, estimates of on-stream dates, contract information, current hydrocarbon product prices, operating cost data, capital budget forecasts, financial data and future operating plans. Other engineering, geological or economic data required to conduct the evaluations

and upon which the D&M Reports are based was obtained from public records, other operators and from D&M non-confidential files. The extent and character of ownership and the accuracy of all factual data supplied for the independent evaluation, from all sources, was accepted by D&M as represented.

Estimated future net revenue based on the D&M Reports is presented in US dollars. All evaluations and reviews of future net cash flow are stated prior to any provision for interest costs or general and administrative costs and after the deduction of estimated future capital expenditures for wells to which reserves have been assigned. It should not be assumed that the estimated future net cash flow shown below is representative of the fair market value of the Company's properties. There is no assurance that such price and cost assumptions will be attained and variances could be material. The recovery and reserve estimates of crude oil reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual crude oil reserves may be greater than or less than the estimates provided herein.

Summary Reserve Information

The statements of reserves data set forth below and in Appendices A and B (collectively, the "Reserve Statements") are dated April 27, 2006, with an effective date of March 31, 2006 and a preparation date of April 27, 2006, in the case of the Reserve Statements set forth at Appendix A, which are based on the March D&M Report, and March 8, 2006, with an effective date of December 31, 2005 and a preparation date of March 8, 2006, in the case of the Reserve Statements set forth in Appendix B, which are based on the December D&M Report.

SUMMARY OF OIL AND GAS RESERVES AS OF MARCH 31, 2006

SUMMARY OF OIL AND GAS RESERVES

	Light and Medium Oil (mbbls)			
	March 31, 2006			
	Forecast Prices		*Constant Prices*	
Reserves	Working Interest[1]	Net[2]	Working Interest[1]	Net[2]
Proved Developed Producing	4,117	3,788	4,029	3,706
Total Proved	10,485	9,620	9,797	8,989
Total Proved Plus Probable	16,754	15,329	15,532	14,211
Total Proved Plus Probable Plus Possible	25,725	23,471	23,503	21,444

Notes:

(1) *After Ecopetrol's share, but before royalties.*

(2) After royalties.

RECONCILIATION OF COMPANY NET RESERVES BY PRINCIPAL PRODUCT TYPE FORECAST PRICES AND COSTS RESERVES (MARCH 31, 2006)

	Light and Medium Oil		
	Net Proved (mbbls)	Net Probable (mbbls)	Net Proved Plus Probable (mbbls)
December 31, 2005	8,795	5,929	14,724
Technical Revisions	1,011	—	1,011
Economic Factors[(1)]	(74)	(220)	(294)
Production	(112)	—	(112)
March 31, 2006	9,620	5,709	15,329
Change in Reserves	9%	(4)%	4%
Production Replacement	837%	—	640%

Note:

(1) The Company's IPCs are subject to an R Factor calculation (see "Industry Conditions — Incremental Production Contracts (IPCs)") pursuant to which net reserves can decrease despite increased revenues and net present values. In the event of an increased price forecast, future revenues and net present values to the Company will increase, but the underlying reserve volumes net to the Company, can decrease.

* Table may not add due to rounding.

RECONCILIATION OF COMPANY NET RESERVES BY PRINCIPAL PRODUCT TYPE FORECAST PRICES AND COSTS RESERVES (DECEMBER 31, 2005)

	Light and Medium Oil		
	Net Proved (mbbls)	Net Probable (mbbls)	Net Proved Plus Probable (mbbls)
December 31, 2004	5,192	3,511	8,703
Technical Revisions	4,503	4,098	8,601
Economic Factors[(1)]	(554)	(1,680)	(2,234)
Production	(346)	—	(346)
December 31, 2005	8,795	5,929	14,724
Increase in Reserves	69%	69%	69%
Production Replacement	1,141%	—	1,840%

Note:

(1) The Company's IPCs are subject to an R Factor calculation (see "Industry Conditions — Incremental Production Contracts (IPCs)") pursuant to which net reserves can decrease despite increased revenues and net present values. In the event of an increased price forecast, future revenues and net present values to the Company will increase, but the underlying reserve volumes net to the Company, can decrease.

* Table may not add due to rounding.

CONSTANT PRICES AND COSTS
NET PRESENT VALUES OF FUTURE NET REVENUE
AS OF MARCH 31, 2006

RESERVES CATEGORY	BEFORE INCOME TAXES DISCOUNTED AT (%/year)				AFTER INCOME TAXES DISCOUNTED AT (%/year)			
	0	5	10	15	0	5	10	15
	(US M$)	(US M$)	(US M$)	(US M$)	(US M$)	(US M$)	(US M$)	(US M$)
PROVED								
Developed Producing	183,648	154,229	132,450	115,743	166,550	142,616	124,342	109,953
Undeveloped	192,493	143,401	108,066	81,963	126,013	91,872	67,130	48,744
TOTAL PROVED	376,141	297,630	240,516	197,706	292,563	234,488	191,472	158,697
PROBABLE	213,755	166,364	133,056	108,645	138,811	107,276	85,082	68,820
TOTAL PROVED PLUS PROBABLE	589,896	463,994	373,571	306,352	431,374	341,764	276,554	227,517
POSSIBLE	277,443	191,878	135,763	97,819	180,156	122,915	85,451	60,242
PROVED PLUS PROBABLE PLUS POSSIBLE	867,339	655,872	509,334	404,171	611,530	464,679	362,005	287,759

Note:

* Table may not add due to rounding.

FORECAST PRICES AND COSTS
NET PRESENT VALUE OF FUTURE NET REVENUE
AS OF MARCH 31, 2006

RESERVES CATEGORY	BEFORE INCOME TAXES DISCOUNTED AT (%/year)				AFTER INCOME TAXES DISCOUNTED AT (%/year)			
	0	5	10	15	0	5	10	15
	(US M$)	(US M$)	(US M$)	(US M$)	(US M$)	(US M$)	(US M$)	(US M$)
PROVED								
Developed Producing	156,561	132,168	114,223	100,509	149,660	128,083	111,738	98,955
Undeveloped	160,319	115,907	84,542	61,766	103,969	73,798	52,211	36,344
TOTAL PROVED	316,880	248,075	198,765	162,275	253,629	201,881	163,949	135,299
PROBABLE	182,246	140,598	111,501	90,313	118,773	90,867	71,335	57,100
TOTAL PROVED PLUS PROBABLE	499,126	388,673	310,266	252,588	372,402	292,748	235,284	192,399
POSSIBLE	222,197	148,728	101,366	70,007	144,265	94,791	62,964	42,000
PROVED PLUS PROBABLE PLUS POSSIBLE	721,323	537,401	411,632	322,595	516,667	387,539	298,248	234,399

Note:

* Table may not add due to rounding.

Notes to Reserve Data Tables

In the tables set forth in Appendices A and B, the following definitions and other notes are applicable:

1. Crude oil reserves estimates presented in the D&M Reports are based on the definitions and guidelines contained in the COGE Handbook. A summary of those definitions is set forth below:

Reserve Categories

Reserves are estimated remaining quantities of crude oil anticipated to be recoverable from known accumulations, from a given date forward, based on:

- analysis of drilling, geological, geophysical and engineering data;
- the use of established technology; and
- specified economic conditions.

Reserves are classified according to the degree of certainty associated with the estimates.

(a) **Proved reserves** are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

(b) **Probable reserves** are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

(c) **Possible reserves** are those additional reserves that are less certain to be recovered than probable reserves. It is unlikely that the actual remaining quantities recovered will exceed the sum of the estimated proved plus probable plus possible reserves.

Other criteria that must also be met for the categorization of reserves are provided in the COGE Handbook.

Each of the proved and probable reserve categories may be divided into developed and undeveloped categories:

(d) **Developed reserves** are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (for example, when compared to the cost of drilling a well) to put the reserves on production. The developed category may be subdivided into producing and non-producing.

(i) **Developed producing reserves** are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.

(ii) **Developed non-producing reserves** are those reserves that either have not been on production, or have previously been on production, but are shut-in, and the date of resumption of production is unknown.

(e) **Undeveloped reserves** are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable) to which they are assigned.

In multi-well pools it may be appropriate to allocate total pool reserves between the developed and undeveloped categories or to subdivide the developed reserves for the pool between developed producing and developed non-producing. This allocation should be based on the estimator's assessment as to the reserves that will be recovered from specific wells, facilities and completion intervals in the pool and their respective development and production status.

Levels of Certainty for Reported Reserves

The qualitative certainty levels referred to in the definitions above are applicable to individual reserve entities (which refers to the lowest level at which reserves calculations are performed) and to reported reserves (which refers to the highest level sum of individual entity estimates for which reserve estimates are presented). Reported reserves should target the following levels of certainty under a specific set of economic conditions:

(a) at least a 90 percent probability that the quantities actually recovered will equal or exceed the estimated proved reserves;

(b) at least a 50 percent probability that the quantities actually recovered will equal or exceed the sum of the estimated proved plus probable reserves; and

(c) at least a 10 percent probability that the quantities actually recovered will equal or exceed the sum of the estimated proved plus probable plus possible reserves.

A qualitative measure of the certainty levels pertaining to estimates prepared for the various reserves categories is desirable to provide a clearer understanding of the associated risks and uncertainties. However, the majority of reserves estimates will be prepared using deterministic methods that do not provide a mathematically derived quantitative measure of probability. In principle, there should be no difference between estimates prepared using probabilistic or deterministic methods.

Additional clarification of certainty levels associated with reserve estimates and the effect of aggregation is provided in the COGE Handbook.

2. Forecast prices and costs

   Future prices and costs that are:

   (a) generally acceptable as being a reasonable outlook of the future; and

   (b) if and only to the extent that, there are fixed or presently determinable future prices or costs to which the Company is legally bound by a contractual or other obligation to supply a physical product, including those for an extension period of a contract that is likely to be extended, those prices or costs rather than the prices and costs referred to in paragraph (a).

   The forecast summary table contained on page A-5 of Appendix A identifies benchmark reference pricing utilized in the March D&M Report. The forecast summary table contained on page B-4 of Appendix B identifies benchmark reference pricing utilized in the December D&M Report.

3. Constant prices and costs

   Prices and costs used in an estimate that are:

   (a) the Company's prices and costs as at the effective date of the estimation, held constant throughout the estimated lives of the properties to which the estimate applies; and

   (b) if, and only to the extent that, there are fixed or presently determinable future prices or costs to which the Company is legally bound by a contractual or other obligation to supply a physical product, including those for an extension period of a contract that is likely to be extended, those prices or costs rather than the prices and costs referred to in paragraph (a).

   For the purposes of paragraph (a), the Company's prices are the posted prices for oil after historical adjustments for quality transportation, gravity and other factors.

   The constant crude oil benchmark reference pricing utilized in the March D&M Report were as set forth on page A-4 of Appendix A. The constant crude oil benchmark reference pricing utilized in the December D&M Report were as set forth on page B-4 of Appendix B.

4. Estimated future abandonment and reclamation costs related to a property have not been taken into account by D&M in determining reserves that should be attributed to a property and in determining the aggregate future net revenue therefrom.

5. Columns may not add due to rounding.

6. Both the constant and forecast price and cost assumptions assumed the continuance of current laws and regulations.

7. The extended character of all factual data supplied to D&M was accepted by D&M as represented. No field inspection was conducted.

8. Undeveloped Reserves

   Subject to the success of operations, within the next two years, the Company has the following plans regarding the development of proved and probable undeveloped reserves:

   The Company's undeveloped medium to light oil reserves in the D&M Reports are located in Colombia within the Orito Caballos reservoir and at Neiva. The Company's proved undeveloped reserves are planned to be developed through the drilling of nine locations at Orito and nine at Neiva during 2006 and 2007, along with workovers and fracture stimulations at Orito in 2006. The D&M Reports include an additional five probable and 15 possible locations at Orito and 15 probable locations at Neiva, which are expected to be drilled starting in 2006 and continuing through 2009.

   Undeveloped reserves, like all projects, are subject to competition for capital and consequently may be delayed or accelerated from time to time.

Significant Factors or Uncertainties Affecting Reserves Data

There are numerous uncertainties inherent in estimating quantities of proved reserves, including many factors beyond the control of the Company. The reserve data included herein represents estimates only. In general, estimates of economically recoverable crude oil reserves and the future net cash flows therefrom are based upon a number of variable factors and assumptions, such as historical production from the properties, the assumed effects of regulation by governmental agencies and future operating costs, all of which may vary considerably from actual results. All such estimates are to some degree speculative, and classifications of reserves are only attempts to define the degree of speculation involved. For those reasons, estimates of the economically recoverable oil reserves attributable to any particular group of properties, classification of such reserves based on risk of recovery and estimates of future net revenues expected therefrom, prepared by different engineers or by the same engineers at different times, may vary substantially. The actual production, revenues, taxes and development and operating expenditures of the Company with respect to these reserves will vary from such estimates, and such variances could be material.

Estimates with respect to proved reserves that may be developed and produced in the future are often based upon volumetric calculations and upon analogy to similar types of reserves rather than actual production history. Estimates based on these methods are generally less reliable than those based on actual production history. Subsequent evaluation of the same reserves based upon production history will result in variations, which may be substantial, in the estimated reserves.

Consistent with the securities disclosure legislation and policies of Canada, the Company has used forecast prices and costs in calculating reserve quantities included herein. Actual future net cash flows also will be affected by other factors such as actual production levels, supply and demand for oil, curtailments or increases in consumption by oil purchasers, changes in governmental regulation or taxation, currency exchange rates and the impact of inflation on costs.

The Company's reserves at the Orito and Neiva fields are also subject to an R Factor calculation under which the Company's interest in reserves decreases as the ratio of cumulative revenues to cumulative costs increases. Accordingly, at higher prices the Company's reserve values increase but reserve volumes decline, thereby increasing reserve uncertainty. See "Industry Conditions — Incremental Production Contracts (IPCs)".

Oil Wells

The following table summarizes the Company's interests as at December 31, 2005 and March 31, 2006 in oil wells which are producing, all of which are located onshore.

	Oil			
	Producing		Non-Producing[1]	
	Gross	Net	Gross	Net
Orito	53	42	65	51
Neiva	65	45	14	10
Total	118	87	79	61

Note:

(1) Wells also include wells that were drilled by the original holder of the blocks or Ecopetrol.

Undeveloped Land Holdings

The undeveloped land holdings of the Company total 2,516,966 acres (gross and net). Undeveloped acreage includes rights granted pursuant to Exploration Contracts and TEAs, which require certain work commitments. First term commitments for exploration licenses include evaluation of existing data and acquisition, processing and interpretation of additional seismic to be acquired by the Company. In the case of the Joropo Exploration Contract, the Company is in the second term, with a work commitment of drilling one exploration well. In the case of TEAs, the work commitment is interpretation of existing data. If, at the end of the exploration term, the Company elects not to proceed with additional work commitments, all or a portion of this acreage may revert back to the ANH. In addition, a portion of the Company's TEAs will revert to the ANH at the end of their term. The amount the Company retains will ultimately depend on the location and size of any acreage, if any, selected within the TEA for conversion to an Exploration Contract. See "Industry Conditions — Exploration Contracts and TEAs."

Forward Contracts and Future Commitments

See "Management's Discussion and Analysis — Liquidity and Capital Resources" in this prospectus for a description of future commitments and see Note 11, "Commitments and Contingencies", to PCL's consolidated financial statements as at and for the year ended December 31, 2005 included in this prospectus and under the heading "Narrative Description of the Business" in this prospectus for a description of the forward contracts and future commitments of the Company.

The nature of the crude oil operations exposes the Company to risks associated with fluctuations in commodity prices and foreign currency exchange rates. To date, the Company has not utilized derivative instruments to manage these risks.

Abandonment and Reclamation Costs

Abandonment and reclamation costs were estimated for all legal obligations associated with the retirement of long-lived tangible assets such as wells, facilities and plants based on market prices or on the best information available where no market price was available. The estimated costs are then inflated at two percent over time until the actual retirement is expected to occur. In Colombia, Ecopetrol maintains ownership of all wells once the IPCs expire. Until the contracts expire, the Company is potentially liable for abandonment and reclamation costs for all wells drilled or intervened by the Company. As of December 31, 2005, 50 wells have either been drilled or intervened; however, the Company expects to incur costs on only 15 wells, due to the fact that most wells are expected to produce beyond the term of the IPCs. The Company estimates the total abandonment and reclamation costs net of salvage values of all the Company's operations to be $2.4 million on an undiscounted basis and $0.5 million discounted at 10 percent. In the next three financial years the Company does not anticipate incurring significant abandonment and reclamation costs. The calculation of future net revenue in Colombia excludes $2.4 million on an undiscounted basis and $0.5 million discounted at 10 percent, as these calculations do not include any costs for abandonment and reclamation activities in Colombia.

Tax Horizon

In Colombia, the Company's tax pools shelter it from paying current cash income taxes. The Company is subject to presumptive income tax and remittance tax in Colombia, see "Industry Conditions — Taxes". Based on the Company's current exploration and development plans, the Company does not expect to pay income tax within the next two years. As at December 31, 2005, the Company had $145.3 million (March 31, 2006 — $165.8 million) of Colombian tax pools available.

Environment

The Company continued its third year of operations in Colombia with 100 percent environmental compliance in executing its development programs and without any lost time accidents or environmental incidents. The Company's social responsibility strategies include environmental compliance and promoting fundamental relationships with local communities and the provincial and national authorities.

The Ministry of Environment in Colombia requires environmental licenses for all new exploration activity in accordance with strict national regulations. The Company's comprehensive environmental impact assessments and management plans ensured that the environmental license for the first exploration well in the Joropo block was obtained in the shortest time possible. The Company also presented environmental management plans covering 3-D seismic projects on the Casanare Este, Corcel, Casimena and Las Aguilas exploration blocks.

The Company carries out its activities and operations in compliance with all relevant and applicable environmental regulations and best industry practice. At present, the Company believes that it meets all applicable environmental standards and regulations and has included appropriate amounts in its capital expenditure budget to continue to meet its continuing environmental obligations. The costs incurred by the Company in respect of continued environmental compliance and site abandonment and reclamation costs amounted to less than one percent of the total capital expenditures incurred by the Company in 2005. See "Industry Conditions — Environmental Regulation" and "Risk Factors — Risks Related to the Company and its Business — Environmental".

Community Relations

Petrominerales has established a community relations approach that is based on three principles:

- Local employment is promoted by identifying, providing and supporting job opportunities within Petrominerales' operating areas. This has been well received by the local communities and contributed to maintaining a positive relationship in and around our operations;
- Education and training programs are focused on strengthening the relationships between communities and the local authorities and on helping communities identify new markets for their goods and services to reduce their dependence on the oil business. Petrominerales' approach also encourages local community engagement in the government development planning process, and reinforces the link between oil revenues and municipal budgets; and
- Community engagement creates a partnership in the preparation of environmental base line studies for local environmental management, which strengthens the relationship with communities by combining Petrominerales' expertise and environmental approach with local knowledge of the environment and land management. The Company is continuing to build a relationship of trust by encouraging communities to become involved in all aspects of the Company's environmental management processes.

Petrominerales' approach has been cited by both the government and the oil industry as the best practice model to follow. As an example of this approach, Petrominerales recently conducted a highly successful community consultation process with the traditional Embera people of the La Venada indigenous reservation in connection with the west Orito/Las Aguilas 3-D seismic project. In Colombia during 2005, 99 indigenous consultation processes were undertaken by industry, with only three yielding positive agreements. The Petrominerales agreement resulted in participation of indigenous representatives in the environmental impact studies, which covered an important portion of their traditional territory. The process produced a set of agreements with the people of La Venada that, in the national context, was accomplished in a very short time

frame and at a low cost. By the end of March 2006, the Company's seismic acquisition was completed with total environmental compliance and no health or safety incidents.

Fundación Vichituni

Petrominerales has created and initially funded Fundación Vichituni to assist in developing and enhancing basic social and environmental values in the regions directly influenced by the Company's operations. Vichituni, from the traditional Embera language, translates as "you are worthy". Fundación Vichituni's mission is to promote community growth and an enhanced quality of life. This Foundation involves entire communities, governments and third party partners contributing to the creation and completion of educational projects with a focus on developmental issues. After comprehensive research and a careful strategic planning process, the Foundation has created two main lines of work in which this community development program will be focused on:

- Working with authorities and communities in the Land Use Plan of Putumayo, which will strengthen the local government's capacity to plan their development; and
- Increasing the knowledge of the cultural and traditional diversity of the communities in Putumayo, allowing a better use of the land by harmonizing diverse development approaches.

This foundation is also seeking international funding and partnerships with the goal of self-sustainability within the first two years of its operation.

Security

Although there are certain security risks associated with operating in Colombia, as there are in many countries, the security environment in Colombia has improved significantly since the election of President Alvaro Uribe in 2002, and the Company believes these risks can be effectively managed. Working with local communities promotes an atmosphere of mutual respect, benefit and trust, and thereby decreases the risk of serious security issues. Within Bogotá and in field operating areas, Petrominerales maintains contact with appropriate local, regional and national bodies to monitor any local security situations and mitigate risk. Crime statistics from the Colombian National Police indicate that in 2005, compared to 2002, homicides decreased by 40 percent, kidnapping decreased by 62 percent, pirating decreased by 50 percent and auto theft decreased approximately 40 percent. In the case of the energy industry, pipeline attacks decreased only slightly, but their impact on the industry has been significantly minimized. During the same period, terrorism against electricity infrastructure decreased approximately 43 percent.

Capital Expenditures

The following table summarizes capital expenditures related to the Company's activities for the year ended December 31, 2005:

	($000)
Development drilling and completions	18,683
Facilities and equipment	293
Seismic	5,095
Workovers and other	14,353
Total capital expenditures	38,424

Forecast Production and Capital Expenditures

The following diagrams represent the Company's working interest production before royalties, net operating income (revenues less royalties and operating costs) and capital expenditures by reserve category as forecast in the March D&M Report along with current production. This forecast does not incorporate any production from the Company's exploration land.

Annual Average Daily Working Interest Production (Before Royalties) By Reserve Case — March D&M Report — Forecast Prices and Costs



10,000
5,000
Bbl/d
Actual production April 2006
2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023
Year
Proved Developed Producing
Proved Undeveloped
Probable
Possible

Capital Expenditures and Net Operating Income (NOI) By Reserve Case — March D&M Report — Forecast Prices and Costs



140,000
120,000
100,000
80,000
60,000
40,000
20,000
US$000s
2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023
Year
Total Proved Capital Expenditures
Probable Capital Expenditures
Possible Capital Expenditures
Proved Developed Producing NOI
Total Proved NOI
Proved Plus Probable NOI
Proved Plus Probable Plus Possible NOI

Development

The following table summarizes the gross and net development wells in which the Company participated during the year ended December 31, 2005. There were no wells drilled during the first quarter of 2006. All wells were located in Colombia.

	Development		Total	
	Gross	Net	Gross	Net
Development oil wells	3.0	2.4	3.0	2.4
Success rate	100%	100%	100%	100%

The Company's development plans are discussed under the heading "Narrative Description of the Business".

History

Production

The following table shows the Company's average working interest production volumes before deduction of royalties payable to others, and average netbacks received for each of the last four fiscal quarters by product type. See "Property Descriptions" for production volumes by major area.

	Three Months Ended			
	March 31, 2005	June 30, 2005	September 30, 2005	December 31, 2005
Average daily production (bbl/d)	1,072	1,024	1,073	955

Average daily working interest production averaged 1,356 bbl/d in the first quarter of 2006. As a result of recompletions and the completion of the Orito 117 and 118 wells, production in April 2006 averaged 2,827 bbl/d working interest to the Company before deduction of an eight percent royalty.

Light and Medium Crude Oil Netback ($ per bbl)

The following table shows the Company's crude oil netback values for the periods indicated.

	Three Months Ended			
	March 31, 2005	June 30, 2005	September 30, 2005	December 31, 2005
Average price received	49.13	52.34	60.24	52.50
Royalties	3.93	4.19	4.82	4.20
Operating costs[1]	8.46	10.09	9.41	10.08
Netback	36.74	38.06	46.01	38.22

Note:

(1) Operating costs are expenses incurred in the operation of producing properties and include items such as Ecopetrol operating fees, field staff salaries, repairs and maintenance, overhead fees and other costs.

INDUSTRY CONDITIONS

Colombian Market

Management of the Company considers the overall investment climate in Colombia to be very positive. The Colombian economy has grown every year since 1999. Foreign direct investment in Colombia increased by 221 percent in 2005 as compared to 2004. Inflation in the country has decreased every year since 1991 and was 5.3 percent in 2005, Colombia's lowest annual rate since 1955 and 0.72 percent lower than in 2004. Estimated gross domestic product per capita in 2005 grew almost 33 percent over 2004. During 2005, mergers and

acquisitions worth just over US$10 billion were closed, making Colombia second only to Brazil (US$11.5 billion) in the value of acquisition transactions completed in 2005 in South America. Furthermore, Standard & Poor's increased its rating for Colombian governmental long-term debt from BB (stable) to BB (positive) on February 22, 2006. In February 2006, Colombia and the United States negotiated a free trade agreement that the industry expects will to contribute to further growth in the Colombian economy. In addition, the security environment in Colombia has improved significantly since the election of President Alvaro Uribe in 2002 along with a significant decrease in overall crime levels.

Oil is currently Colombia's leading export and source of foreign income, constituting an estimated one third of the country's export revenue. Historically, all oil production was from concessions granted to foreign operators or undertaken by state-owned Ecopetrol in contracts of association with foreign companies. Ecopetrol was formally responsible for all exploration, extraction, production, transportation, and marketing oil for export. During 1999 and 2000, the country was considered to be at risk of becoming a net oil importer unless significant additional reserves were discovered. As a result, the regulatory regime in Colombia underwent a significant change effective January 1, 2004 with the formation of the ANH. The ANH is now responsible for regulating the Colombian oil industry, including managing all exploration lands not subject to a previously existing association contract. The ANH began offering all undeveloped and unlicensed exploration areas in the country under two new contract types: Exploration Contracts, which provide companies with 100 percent of new production, subject to an initial eight percent royalty, and TEAs, which provide companies with low cost access to larger areas for preliminary evaluation prior to committing to broader exploration programs. The introduction of the Exploration Contracts and TEAs has resulted in a significant increase in Colombian exploration activity and competition according to the ANH. Since the introduction of these new contract terms, 52 new Exploration Contracts and 35 TEAs were signed by the end of 2005 and there are now 76 oil companies operating in Colombia. Management feels that these changes, along with increased commodity prices, have made Colombia one of the most attractive countries in which to carry on Petrominerales' business.

Oil was first commercially produced in Colombia beginning in 1918 at the La Cira-Infantas field, which has produced almost 723 mmbbls to date. Since 1918, oil fields in Colombia have produced a total of 6.3 billion bbls. Including the Orito field, other significant fields in the country include Caño Limon (1983) in the northeast Llanos basin near the Venezuelan border, which has produced in excess of 870 mmbbls and averaged slightly over 63 mbbl/d during 2005, and the Cusiana-Cupiagua complex (1988) which has produced over one billion bbls and is currently producing 125 mbbl/d. Since the completion of the initial development of the Cusiana complex, production in the country has dropped from a peak rate of approximately 816 mbbl/d in 1999 to 526 mbbl/d at the end of 2005. From industry estimates, remaining oil reserves are 1.45 billion bbls. Most industry analysts believe that the country will lose its self-sufficiency between 2009 and 2012 unless significant additional reserves are discovered.

Out of a total of 17 sedimentary basins in Colombia, seven are currently producing — the Upper, Middle, and Lower Magdalena Valley; Llanos; Putumayo; Catatumbo; and the Guajira basins. Oil extracted from fields in these basins is transported through Colombia's five oil pipelines, four of which connect production fields to the Caribbean port town of Coveñas. These are the central Ocensa pipeline, which transports oil from the Cusiana-Cupiagua fields, the 490-mile Caño Limon pipeline, and the Alto Magdalena and Colombia Oil pipelines. The fifth pipeline, the Transandino or Trans-Andean, transports crude oil from the Orito field in the Putumayo basin to Colombia's Pacific port of Tumaco. Infrastructure throughout Colombia is well developed. Due to the decline in Colombian production, there is excess capacity in all major pipelines. See "Property Descriptions".

The following map shows the location of the main pipeline infrastructure in Colombia.


Cartagena
Coveñas
Venezuela
Panama
Yopal
Bogotá
Colombia
Neiva
Tumaco
Orito
Ecuador
100 km
Pipelines
Cities/Towns
Rivers

Figure: Colombian Pipeline Infrastructure
Source: ANH, Ecopetrol and the Company.

Most of Colombia's oil exports are to the United States. Colombia is among the ten largest suppliers of foreign crude oil to the United States. Management of the Company believes that Colombia could become a more important oil supplier to the United States in the years ahead given Colombia's known oil reserves. In addition, Venezuela, Colombia, and parts of Ecuador share the La Luna oil-source rock, which is one of the most prolific in the world, and which charged the Faja del Orinoco belt in Venezuela, one of the world's largest accumulations of hydrocarbons.

All data and information described in the above section was provided by the National Police and Proexport Colombia, both of which are agencies of the Colombian Government.

Trends

During the past few years, several trends have developed in the oil and gas industry in Colombia and elsewhere in the world. These trends appear to be shaping the near future of the industry.

Volatility of commodity prices. Crude oil prices are influenced by the world economy and the Organization of the Petroleum Exporting Countries' ability to adjust supply to world demand. Recently, crude oil prices have been kept high as a result of strong and growing demand, political uncertainty and a devastating hurricane season in the United States' Gulf Coast region. Hurricanes in 2005 reduced both refining and production capacity from the United States' Gulf Coast and the global political environment continues to increase concern over potential supply disruptions.

Commodity price volatility has had a significant impact on the oil and gas industry. During periods of high prices, producers generate sufficient cash flows to conduct active exploration programs without the need for external capital. Increased commodity prices frequently translate into very busy periods for service providers triggering premium costs for their services. Purchase prices for properties and land similarly increase during these periods. During low commodity price periods, acquisition costs drop, as do internally generated funds to spend on exploration and development activities. With decreased demand, the prices charged by the various service providers also decline.

Increased activity levels in the Colombian oil and gas industry. Colombia is currently experiencing increased activity levels, resulting from the country's newly implemented fiscal regime and record oil prices. Since the introduction of new contract terms, the ANH official website (www.anh.gov.co) indicates that 52 new Exploration Contracts and 35 TEAs have been licensed through the end of 2005, with more than 20 additional Exploration Contracts and TEAs pending approval by the ANH. At present, as set forth in the following table, there are approximately 76 oil and gas companies operating in the oil and gas industry in Colombia, including a number of Canadian-based companies.

Oil and Gas Companies Operating in Colombia

1 Alpha Consultores Ltda.
2 Andina Electrica y Gas E.U.
3 Agencia Nacional de Petroleo
4 Apex Energy (Canada) Inc.
5 Argosy Energy Internacional
6 BHP Billiton Petroleum (Colombia) Corporation
7 BP Exploration Colombia Ltd.
8 Braspetro B.V.
9 Burlington Resources Inc.
10 C&C Energy Group S.A.
11 Campetrol Ltda.
12 Cepsa Colombia S.A.
13 Chevron Texaco Petroleum Co.
14 Conequipos Ingenieria Ltda.
15 Consorcio Petrotesting/Colregistros
16 Drummond Ltd.
17 Ecopetrol S.A.
18 Emerald Energy Plc Sucursal Colombia
19 Erazo Valencia y CIA.
20 ExxonMobil Corporation
21 Geopetrocol Ltda.
22 Gran Tierra Energy Inc.
23 Great North Energy Colombia Inc.
24 Harken de Colombia Ltd.
25 Hocol S.A.
26 Holywell Resources S.A.
27 Hupecol Ltd. LLC
28 Integral de Servicios Tecnicos Ltda.
29 IST Ltd
30 Kappa Resources Colombia Ltd.
31 Lewis Energy Inc.
32 Loon Energy Inc.
33 Lukoil Overseas Colombia Ltda.
34 Mercantile Colombia Oil & Gas
35 Meta Petroleum Ltd.
36 Mohave Petroleum Colombia Corporation
37 Montecz S.A.
38 Nexen Petroleum Company Limited
39 Omimex de Colombia Ltd.
40 Operaciones Petroleras Andinas S.A.
41 Occidental Andina de Colombia Inc.
42 Pacific Stratus Energy
43 Parko Services S.A.
44 Perenco Colombia S.A.
45 Petrobras Colombia Limited
46 Petroleos Colombianos Ltd.
47 Petrocolombia — Gas Petroleo y Derivados de Colombia S.A.
48 Petrominerales Colombia Ltd.
49 Petróleos del Norte S.A.
50 Petropuli Ltda.
51 Petrosantander (Colombia) Inc.
52 Petrotesting Colombia S.A.
53 R3 Exploration y Procuddion S.A.
54 Rancho Hermoso S.A.
55 Reliance Industries Ltd.
56 Repsol Exploración Colombia S.A.
57 Sipetrol S.A.
58 Sismografia y Petroleos de Colombia Ltda.
59 Solana Petroleum Exploration Colombia Ltd.
60 Stratus Oil and Gas
61 Taghmen Energy Plc
62 Talisman Colombia Oil & Gas Ltd.
63 Tecnicontrol S.A.
64 Tepma B.V.
65 Texican Oil Plc
66 The Texas Petroleum Company
67 Total Exploratie en Produktie MIJ B.V. (Colombia)
68 Union Temporal el Trinfo (R3/Sismopetrol)
69 Union Temporal E&CC
70 Union Temporal Esperanza (Ray Tool O&G/Geoproduction)
71 Union Temporal Moriche (Petrocol/Geoconsult/Sheridan)
72 Union Temporal Omega (PEI/Tecnicontrol)
73 Union Temporal Mida
74 Union Temporal Petrocaribe
75 Welloging Ltda.
76 Winchester Oil & Gas S.A.

Sources: ANH, Ecopetrol and ACIPET.

Improvements in Political and Economic Stability. The recent improvement in political and economic stability in Colombia has resulted in a 221 percent increase in foreign direct investment in the country from 2004 to 2005. The two most affected industries were mining and petroleum which accounted for almost half of the increase over that period.

Increasing Costs. The oil industry in Colombia is currently experiencing increasing costs including third party costs for all drilling, completion, tie-in and service activities. These cost increases reflect the record activity levels in the industry as a result of higher commodity prices and Colombia's new fiscal terms and have the effect of lengthening the payout on most capital investments.

Improved Security. Over the last four years, there has been an overall decline in criminal and terrorist activities in Colombia. The government, under President Alvaro Uribe, has adopted policies that have resulted in a significant decrease in crime levels. Crime statistics from the Colombian National Police indicate that in 2005, compared to 2002, homicides decreased by 40 percent, kidnapping decreased by 62 percent, pirating decreased by 50 percent and auto theft decreased approximately 40 percent. In the case of the energy industry, pipeline attacks decreased only slightly, but their impact on the industry has been significantly minimized. During the same period, terrorism against electricity infrastructure decreased approximately 43 percent.

Exploration Contracts and TEAs

The regulatory regime in Colombia underwent a significant change effective January 1, 2004 with the formation of the ANH, which is now responsible for regulating the Colombian oil industry and is tasked with significantly increasing the amount of new exploration and production in the country. Ecopetrol, will maintain its exploration and production activities across the country, but will face more direct competition in the private sector in future projects.

In conjunction with its formation, the ANH began offering all undeveloped and unlicensed exploration areas in the country under two new contract types: Exploration Contracts, which provide companies with 100 percent of new production, subject to an initial eight percent royalty, and TEAs, which provide companies with low cost access to larger areas for preliminary evaluation prior to committing to broader exploration programs.

The Exploration Contracts have significantly changed the way the industry views Colombia. In place of the earlier association contracts in which Ecopetrol had an immediate back-in to production, the new agreements will provide full risk/reward benefits for the operator. Under the terms of these contracts the operator will retain the rights to all reserves, production and income from any new exploration block, subject to existing royalty and income tax regulations with a windfall profits tax provision for larger fields.

There are two processes for applying for new Exploration Contracts. Exploration proposals over all acreage that was not leased at the time the ANH was formed are dealt with on a first come first served basis. All acreage that is returned to the ANH is re-licensed pursuant to a bidding process whereby the ANH publishes a note that the acreage is available for bid. All eligible companies have the opportunity to make an offer for the acreage in question over a 30-day period after which, the ANH negotiates a final contract with the company offering the best work program. If the 30-day period expires and there are no offers, the acreage returns to the ANH and is dealt with on a first come first serve basis. After an offer is initially accepted and once the ANH is satisfied that the oil company has the proper technical and financial resources to fulfill its obligations under the proposed contract, a definitive work program is negotiated. This work program typically includes technical studies, reprocessing or completing a new seismic program, and/or drilling wells.

The terms of the Exploration Contracts are broken into three phases: the initial exploration phase lasts six years and can be extended for up to four additional years; the evaluation phase lasts one to two years with a possible extension of up to two years, during which the contractor must declare commerciality or relinquish the block; and the production phase has a basic 24 year term and is extendable under certain circumstances for up to an additional 10 years.

The duration of the exploration period under an Exploration Contract is six years; however, the contractor may request an extension for up to four additional years provided that it presents an additional exploration

program and relinquishes 50 percent of the area. Depending on the period requested, this period is also divided into phases as the contractor proposes. All discoveries must be reported to the ANH, while the Ministry of Mines and Energy defines the extent of the discovery.

If a discovery is made, the contractor has the option to request an appraisal period, for up to two years, depending on the size and scope of the proposed evaluation plan. If, in the opinion of the ANH there is sufficient reason, this period may also be extended. If the evaluation plan relates to a gas or heavy oil field, two additional years may be granted because of the complex planning and marketing required. At the end of this phase, the contractor must declare commerciality or relinquish the block.

Once the evaluation phase is complete and the operator declares commerciality, the exploitation phase begins. The duration of the exploitation period of each field is 24 years. The contractor may obtain an extension of the exploitation period beyond the 24 years if the contractor complies with three basic requirements: continuous production; an active enhanced oil recovery plan or in-fill project; and a payment of 5 to 10 percent of the value of the remaining reserves, depending on if they are oil or gas.

Relinquishment of part or all of the area subject to the Exploration Contract depends on the phase of the license. Terms and conditions vary, but in early phases of exploration, operators may elect to relinquish 50 percent of its block and shoot a seismic program instead of drilling an exploration well. Under normal circumstances the contractor must relinquish 50 percent of the area at the end of the six-year exploration period if the contractor continues to explore, and there is an ongoing evaluation program or a discovery. If not, the operator must relinquish 100 percent. Another 25 percent must be relinquished after the two-year evaluation phase expires. The operator and the ANH may also agree on the relinquishment of certain parts of a license area during the initial six-year exploration period as part of the Exploration Contract and on a block by block basis, depending on the scope of the exploration work program and the size of the area. The contractor also has the option to relinquish all or part of the area after each exploration phase.

Royalties and Windfall Tax

Royalties are calculated on a field-by-field basis using a sliding scale that ranges from eight percent (for incremental production up to 5,000 bbl/d) up to a maximum of 25 percent (for incremental production above 600,000 bbl/d) as illustrated below:

Production (bbl/d)	Royalty Rate
up to 5,000	8% flat rate
5,000 to 125,000	8% to 20% sliding scale
125,000 to 400,000	20% flat rate
400,000 to 600,000	20% to 25% sliding scale
greater than 600,000	25% flat rate

The royalty regime applying to the production applicable to the Company's properties (i.e. under 10 mbbl/d) compares favourably to the royalty regimes in some other oil-producing jurisdictions. For instance,

the royalty rate for Colombia between zero and 50 mbbl/d compared to the royalty rate for the province of Alberta is illustrated in the following graph.

Royalty Rates Compared



30
25
20
% 15
10
5
0
0
5,000
10,000
15,000
20,000
25,000
30,000
35,000
40,000
45,000
50,000
Field Production (bbl/d)
Alberta Crown Oil
Colombia

Source: Based on oil and gas regulations in Alberta and Colombia.

The following diagram shows the percentage working interest to companies and Ecopetrol, respectively, under Colombia's new fiscal regime, as compared to that available to companies under the prior fiscal regime and in certain other comparator countries.



Contractor Take (1 - State Take)
60%
50%
40%
30%
20%
10%
0%
10%
20%
30%
40%
50%
Profitability
40%
50%
60%
70%
80%
90%
100%
State Take
Colombia New Model
United Kingdom
Pakistan
Peru
Argentina
Ecuador
Brasil
India
Australia
Kazahistan
Trinidad & To
Colombia Previous model
Thailand
Sudan
China
Angola
Turkemistan
Gabon
Bolivia
Norway
Malaysia
Indonesia
Egypt
Venezuela

Source: ANH.

Once a field has cumulatively produced more than 5 mmbbls a windfall profits tax is paid at 30 percent of the price received at the delivery point in excess of certain threshold prices, based on the oil quality produced, as follows:

Quality	Threshold Price (US$/bbl)
≤ 10° API	no tax payable
> 10° ≤ 15° API	40.00
> 15° ≤ 22° API	28.00
> 22° ≤ 29° API	27.00
> 29° API	26.00

TEAs are typically larger in size and have lower initial commitments, which include re-evaluating existing data with a view to defining prospects and ultimately committing to an Exploration Contract. If a third party proposes an exploration block within an existing TEA, the holder has the right to match the proposed work program and retain the block.

Since the introduction of these new contract terms, 52 Exploration Contracts and 35 TEAs, covering a total of approximately 52 million acres, have been licensed through the end of 2005, with in excess of 20 more pending approval by the ANH.

Incremental Production Contracts (IPCs)

The Company's current production is derived from two IPCs, at Orito in southern Colombia's Putumayo basin, and at Neiva in the Upper Magdalena Valley basin, each in partnership with Ecopetrol. Each IPC prescribes certain expenditures in the early years of the contract in order to advance to subsequent development phases. The Company's early activities focused on initial work commitments in these IPCs, which give the Company the right to carry out development activities on the blocks and share in incremental production, above baseline production, generated by its development activities. The Company's current participation levels at Orito and Neiva are 79 percent and 69 percent, respectively. Working interest production is subject to an eight percent royalty paid to the Colombian Government and normal income taxes. These participation levels decline on a contract by contract basis once the ratio of cumulative total revenues to total costs (including all capital and operating expenses) ("R Factor") exceeds 1.5 times. At R Factors above 2.5 times the participation levels at Orito and Neiva are fixed at 39.5 percent and 34.5 percent, respectively, as indicated in the following tables:

R Factor	Orito	Neiva
1.5 to 2.5	79.0%/(R-0.5)	69.0%/(R-0.5)
2.5 or more	39.5%	34.5%

The cumulative revenues, costs and R Factors as at December 31, 2005 for each of the Company's IPCs were as follows:

	Orito	Neiva
	(US$ millions)	(US$ millions)
Cumulative revenue	30.1	12.7
Cumulative costs	86.8	17.0
R Factor	0.35	0.75

R Factor Impact on Working Interest



90
80
70
60
50
40
30
20
10
0
Working Interest (%)
0 0.1 0.2 0.3 0.4 0.5 0.6 0.7 0.8 0.9 1.0 1.1 1.2 1.3 1.4 1.5 1.6 1.7 1.8 1.9 2.0 2.1 2.2 2.3 2.4 2.5 2.6 2.7 2.8 2.9 3 +
R Factor
Orito
Orito R Factor at Dec. 31, 2005
Neiva
Neiva R Factor at Dec. 31, 2005

Source: Ecopetrol and the Company.

As at December 31, 2010, the March D&M Report forecasts the following R Factor for each of Orito and Neiva (using forecast pricing):

	Orito R Factor	Neiva R Factor
Total proved	1.49	1.62
Proved plus probable	1.83	1.57
Proved plus probable plus possible	1.65	1.50

The Company's production from Orito is currently being sold at the Orito battery pursuant to a sales contract with Ecopetrol which is up for renewal on November 30, 2006. Under the terms of this contract, the price received, adjusted for quality differences, for each barrel of oil sold is determined based on the monthly average of the WTI price less a variable differential. The Company's net price is calculated as follows:

Average WTI (US$/bbl)	Net Price (US$/bbl)
Less than or equal to $35.00	WTI * 0.80 + $0.10
Greater than $35.00	WTI * 0.85 – $ 1.20

Either party may cancel this sales contract on one month's notice after which, the Company may elect to export its oil production directly.

The Company's production from Neiva is sold through a sales contract with a third party whereby the price received is based on an average differential in the Vasconia Blend at Covenas published by Platts Latin American Wire, on the first through the fifteenth day of the month preceding the bill of lading date, adjusted for quality differences, plus a US$0.80/bbl premium, less approximately US$2.82/bbl for transportation and

marketing fees to the Neiva transfer point. Either party may cancel this sales contract on three months' notice. WTI prices and Vasconia differentials to WTI since January 1, 2002 are shown below:



70
60
50
40
30
20
10
0
$US per Barrel
25%
20%
15%
10%
5%
0%
Vasconia Differential as a % of WTI
2002
2003
2004
2005
WTI
Vasconia %

Source: Hocol S.A.

Environmental Regulation

Annual development plans are submitted to Ecopetrol for approval for all exploration and development activities conducted on the Company's Colombian IPCs. In addition, the Company files an environmental management plan covering the contemplated activities with the Ministry of Environment. Environmental management plans are submitted to demonstrate compliance with applicable Colombian law, but advance approval is not required to commence activities within existing development areas at the Orito and Neiva fields.

In the case of the Company's Exploration Contracts, the Company submits an environmental management plan for each activity (drilling, facilities and pipelines) planned over the license area which must be approved before activity commences.

Taxes

The Company's pre-tax income from Colombian sources, as defined under Colombian law, is subject to Colombian income taxes at a statutory rate of 35 percent plus an additional surcharge of 10 percent (resulting in an effective tax rate of 38.5 percent). The surcharge will be eliminated at the end of 2006 reducing the effective rate to 35 percent. A "presumptive" minimum income tax based on net assets, may apply in years of little or no net income which may be carried forward as a credit for five years and recovered against future cash taxes otherwise payable. Tax losses may be carried forward for eight years, and up to 25 percent of a loss may be used in any one year to reduce future cash taxes otherwise payable. The Company's income after Colombian income taxes is subject to a Colombian remittance tax that accrues at a rate of seven percent, which may be eliminated under certain circumstances if the Company reinvests such income in Colombia. See also "Statement of Reserves Data and Other Related Information — Tax Horizon".

SELECTED FINANCIAL INFORMATION AND OPERATING RESULTS OF PCL

The following table sets out selected financial information for PCL as at December 31, 2005 and 2004 and for each of the years in the three-year period ended December 31, 2005. Following completion of the Reorganization Transactions on ● , 2006, but prior to the completion of the Offerings, the Company legally and beneficially owns 100 percent of the outstanding shares of PCL. PCL constitutes substantially all of the Company's business. In the opinion of the Company's management, this information has been derived from the audited financial statements of PCL appearing elsewhere in this prospectus, and all necessary adjustments have been included in the amounts stated below to fairly present the results when read in conjunction with the PCL's audited financial statements and the notes to those statements. These results should also be read in conjunction with the disclosure under the heading "Management's Discussion and Analysis". The operating results for this period should not be relied upon as any indication of results for any future period. Also refer to the "Pro Forma Financial Statements of Petrominerales Ltd." beginning on page F-3.

Summary of Annual Results

	Year ended December 31		
	2005	2004	2003
	($000s, except where noted)		
Crude oil revenue	20,177	21,734	12,560
Cash flow from operations[1]	9,701	12,048	5,984
Net income (loss)	2,727	1,851	(16,593)
Capital expenditures	38,424	13,906	71,342
Operating netback ($/bbl)			
Crude oil revenue	53.62	43.70	32.22
Royalties	4.29	3.51	2.56
Production expenses	9.49	7.67	10.48
Operating netback	39.84	32.52	19.18
Average Daily Crude Oil Production (bbls)[2]	1,031	1,359	1,068
Balance Sheet Data:			
Total assets	102,970	70,683	
Working capital (deficiency)	(17,883)	(2,638)	

Notes:

(1) Cash flow from operations before changes in other non-cash items.

(2) Production increased to 1,356 bbl/d in the first quarter of 2006 and to 2,827 bbl/d in April 2006.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following information should be read in conjunction with the remainder of this prospectus, including PCL's and the Company's consolidated financial statements and related notes, and the pro forma financial statements of the Company and the notes thereto, appearing elsewhere in this prospectus and the selected financial information of the Company appearing under the heading "Selected Financial Information and Operating Results of PCL". The following information also contains financial terms that are not considered measures under Canadian generally accepted accounting principles, such as cash flow from operations and operating netbacks. These measures are commonly utilized in the oil industry. The Company considers these measures to be informative to prospective purchasers of Offered Shares. The consolidated financial statements presented and discussed herein are those of PCL. Following completion of the Reorganization Transactions on • , 2006, but before completion of the Offerings, the Company legally and beneficially owns 100 percent of the outstanding common shares of PCL. PCL constitutes substantially all of the Company's business. See "General Development of the Business — Reorganization Transactions".

Certain information contained in management's discussion and analysis of the Company and PCL's financial condition and results of the Company and PCL's operations constitute forward looking statements. These statements relate to future events or to Company and PCL's future financial performance and involve known and unknown risks, uncertainties and other factors that may cause the Company's or PCL's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. See "Special Note Regarding Forward-Looking Statements" and "Risk Factors".

Results of Operations

Year ended December 31, 2005 compared to year ended December 31, 2004

	Year ended December 31		
	2005	2004	% Change
Financial ($000s)			
Crude oil revenue	20,177	21,734	(7)
Cash flow from operations[1]	9,701	12,048	(19)
Net income	2,727	1,851	47
Capital expenditures	38,424	13,906	176
Total assets	102,970	70,683	46
Working capital (deficiency)	(17,883)	(2,638)	578
Operating Netback ($/bbl)			
Crude oil revenue	53.62	43.70	23
Royalties	4.29	3.51	22
Production expenses	9.49	7.67	24
Operating netback	39.84	32.52	23
Average Daily Crude Oil Production (bbls)			
Orito	685	996	(31)
Neiva	346	363	(5)
Total	1,031	1,359	(24)

Note:

(1) Cash flow from operations before changes in other non-cash items.

2005 and 2004 Highlights

- In 2004, the government of Colombia, through the ANH, began offering all undeveloped and unlicensed exploration areas in the country under new fiscal terms. During 2005 and into 2006, the Company negotiated Exploration Contracts on five exploration blocks and five TEAs covering a total of

2,483,295 acres in the Llanos basin and 33,671 acres in the Putumayo basin. In total these blocks cover 2,516,966 acres (3,933 square miles).

- PCL recorded net income of $2.7 million in 2005, a 47 percent increase from $1.9 million in 2004.
- Cash flow from operations totalled $9.7 million in 2005.
- Crude oil production averaged 1,031 bbl/d in 2005.
- Capital expenditures totalled $38.4 million in 2005.

Revenue

In 2005, crude oil revenue before royalties decreased by seven percent to $20.2 million from $21.7 million in 2004. Related production in 2005 decreased by 24 percent from 2004 levels to 1,031 bbl/d, while the average sales price increased by 23 percent over the previous year to $53.62 per barrel.

Average Daily Crude Oil Production

Crude oil production decreased by 24 percent to 1,031 bbl/d in 2005 from 1,359 bbl/d in 2004. Production declined primarily due to natural declines and wells being off line in order to complete well interventions at Orito. In addition, production from wells drilled at Orito in 2005 was delayed into 2006. Production increased to 1,356 bbl/d in the first quarter of 2006 and to approximately 2,827 bbl/d in April 2006.

Average Benchmark Prices

Year ended December 31	2005	2004	% Change
WTI crude oil (US$/bbl)	56.70	41.40	37
WTI crude oil (Cdn$/bbl)	68.56	53.91	27
US$/Cdn$ exchange rate	0.83	0.77	8

Increases in U.S. dollar-denominated benchmark commodity prices during 2005 and 2004 were partially offset by the appreciation of the Canadian dollar. Oil prices have remained strong through the first quarter of 2006 and for the year are expected to average US$70.72 per barrel WTI based on historical prices for the first quarter and prices in the forward market for the remainder of the year. The US$/Cdn$ exchange rate is forecast to average $0.88 in 2006.

Realized Prices

Oil sales prices in Colombia averaged US$44.27 per barrel in 2005, 32 percent higher than the 2004 average of US$33.58 per barrel. In 2005, the average discount to WTI was US$12.43 per barrel, or 22 percent of WTI, compared to the discount of US$7.82 per barrel, or 19 percent of WTI, in 2004. The average discount to WTI increased year-over-year due to the Orito marketing agreement that was amended in December 2004 to account for WTI prices above US$35.00 per barrel. Prior to this time, the differential was fixed at WTI prices above US$30.00.

Royalties

Royalties are fixed at a rate of eight percent until the Company's net production per field exceeds 5,000 bbl/d. Due to the fixed royalty rate, royalty expense decreased in direct proportion with revenue to $1.6 million in 2005 from $1.7 million in 2004.

Production Expenses

Production expenses decreased by six percent to $3.6 million in 2005 from $3.8 million in 2004. On a unit-of-production basis, production expenses averaged $9.49 per barrel during 2005, a 24 percent increase from the 2004 average of $7.67 per barrel. Ecopetrol, Petrominerales' partner, is responsible for primary production

operations at Orito and Neiva at a contracted operating fee of US$3.91 per barrel and US$2.13 per barrel respectively. The increase in Colombia per unit operating costs is primarily a result of the fixed nature of internal costs combined with lower production volumes. The Company anticipates production expenses in Colombia to decrease in 2006 to less than $8.00 per barrel with the addition of new production at Orito.

General and Administrative Expenses

General and administrative expenses increased 34 percent in 2005 to $3.5 million from $2.6 million in 2004, primarily caused by a general increase in local staffing costs and an increase in activity related to new exploration blocks.

Depletion, Depreciation and Accretion

Depletion, depreciation and accretion expense decreased by 32 percent to $7.0 million in 2005 from $10.2 million in 2004. On a unit-of-production basis, the rate decreased to $18.53 per barrel from $20.50 per barrel in prior year due to reserve additions primarily at Orito.

Taxes

The Company recorded a $1.6 million income tax expense in 2005 compared to $1.0 million in 2004, due to presumptive income taxes in Colombia that are based on equity capitalization levels. Presumptive income taxes paid in excess of ordinary income taxes owing can be recovered against income taxes payable in future periods and can be carried forward for five years. The reserve evaluation performed by D&M anticipates an ordinary cash income tax liability commencing in 2007. Petrominerales estimates the tax liability may be delayed until at least 2008 due to additional exploration expenditures which are deductible for tax purposes and are not reflected in the December D&M Report. As at December 31, 2005, the Company had $145.3 million of tax pools available.

Net Income

Net income of $2.7 million was recorded in 2005, a 47 percent increase from $1.9 million in 2004. Profitability increased in 2005 due to several factors: higher crude oil sales prices which offset production declines, lower depletion expense due to lower production levels combined with an increase in reserves, and lower production expenses.

Cash Flow From Operations

Cash flow from operations decreased by 19 percent to $9.7 million in 2005 from $12.0 million in 2004. The decrease in 2005 is primarily a result of lower production volumes, higher general and administrative expenses and presumptive income taxes.

Capital Expenditures

Capital expenditures totalled $38.4 million in 2005 compared to $13.9 million in 2004. The expenditures related to drilling three wells at Orito and performing well interventions at Orito, along with the first phase of work commitments on the Company's new exploration blocks, which commenced in late 2005. Activity in 2006 will focus on bringing production on-line from three wells drilled at Orito in 2005, drilling up to five additional wells at Orito and up to 10 wells at Neiva, fracture stimulations at Orito and Neiva, and completing initial work commitments on the company's recently acquired exploration acreage.

Year ended December 31, 2004 compared to year ended December 31, 2003

	Year ended December 31		
	2004	**2003**	**% Change**
Financial ($000s)			
Crude oil revenue	21,734	12,560	73
Cash flow from operations[1]	12,048	5,984	101
Net income (loss)	1,851	(16,593)	—
Capital expenditures	13,906	71,342	(81)
Total assets	70,683	—	—
Working capital (deficiency)	(2,638)	—	—
Operating Netback ($/bbl)			
Crude oil revenue	43.70	32.22	36
Royalties	3.51	2.56	37
Production expenses	7.67	10.48	(27)
Operating netback	32.52	19.18	70
Average Daily Crude Oil Production (bbls)			
Orito	996	630	58
Neiva	363	438	(17)
Total	1,359	1,068	27

Note:

(1) Cash flow from operations before changes in other non-cash items.

2003 and 2004 Highlights

- The Company assumed US$46.0 million of work commitments on the Orito and Neiva fields and three exploration blocks in Colombia. The Company substantially completed its commitments on the Orito and Neiva fields in 2003 and negotiated its release from the US$8.5 million commitment on the three exploration blocks at a cost of US$0.8 million.
- Commenced crude oil sales in January 2003.
- Recorded net income of $1.9 million in 2004 after incurring a $16.6 million loss in 2003. The loss in 2003 included a one-time $15.0 million impairment charge related to the ceiling test calculation at year end.
- Cash flow from operations doubled to $12.0 million in 2004 from $6.0 million in 2003.
- Average crude oil production grew to 1,359 bbl/d in 2004 compared to 1,068 bbl/d in 2003.
- Capital expenditures decreased to $13.9 million in 2004 from $71.3 million in 2003 as a result of a decrease in activity while the Company incorporated geological information obtained from the initial phase of drilling at Orito into a revised reservoir model. This information was incorporated into the 2005 drilling plan targeting the southwest region of the Orito field.

Revenue

Crude oil revenue before royalties increased 73 percent to $21.7 million in 2004 from $12.6 million in 2003. Related production increased by 27 percent from 2003 levels to 1,359 bbl/d, while the average sales price increased by 36 percent to $43.70 per barrel in 2004 from $32.22 per barrel in 2003.

Average Daily Crude Oil Production

Crude oil production increased by 27 percent to 1,359 bbl/d in 2004 from 1,068 bbl/d in 2003. Production increased mainly as a result of 2003 activity at Orito where the Company drilled four wells and recompleted another seven wells.

Average Benchmark Prices

	Year ended December 31		
	2004	2003	% Change
WTI crude oil (US$/bbl)	41.40	31.04	33
WTI crude oil (Cdn$/bbl)	53.91	43.47	24
US$/Cdn$ exchange rate	0.77	0.71	8

Realized Prices

Crude oil sales prices in Colombia averaged US$33.58 per barrel in 2004, 46 percent higher than the 2003 average of US$23.01 per barrel. In 2004, the average discount to WTI was US$7.82 per barrel, or 19 percent of WTI, compared to the discount of US$8.03 per barrel, or 26 percent of WTI, in 2003.

Royalties

Royalties are fixed at a rate of eight percent until the Company's net production per field exceeds 5,000 bbl/d. Due to the fixed royalty rate, royalty expense increased in direct proportion with revenue to $1.7 million in 2004 from $1.0 million in 2003.

Production Expenses

Production expenses decreased by seven percent to $3.8 million in 2004 from $4.1 million in 2003. On a unit-of-production basis, production expenses averaged $7.67 per barrel during 2004, a 27 percent decrease from the 2003 average of $10.48 per barrel.

General and Administrative Expenses

General and administrative expenses increased 37 percent in 2004 to $2.6 million from $1.9 million in 2003 due to an organizational restructuring.

Depletion, Depreciation and Accretion

Depletion, depreciation and accretion expense increased by 35 percent to $10.2 million in 2004 from $7.6 million in 2003. On a unit-of-production basis, the rate increased to $20.50 per barrel from $19.44 per barrel in the prior year. The results of the 2003 drilling program negatively impacted the 2004 rate.

Impairment Expense

A $15.0 million impairment expense, related to the ceiling test calculation at year end, was recorded in 2003 in accordance with the Canadian Institute of Chartered Accountants Full Cost Accounting guideline in existence at the time. Application of the new accounting guideline adopted in 2004 would not have resulted in an incremental write-down.

Taxes

The Company recorded a $1.0 million income tax expense in 2004 and $0.1 million in 2003, all due to presumptive income taxes in Colombia that are based on equity capitalization levels. Presumptive income taxes paid in excess of ordinary income tax owing can be recovered against income taxes payable in future periods and can be carried forward for five years.

Net Income (Loss)

Net income of $1.9 million was recorded in 2004, a significant improvement from the loss of $16.6 million in 2003. The Company recorded net income in 2004 due to increased production levels, higher revenues and lower production expenses, offset partially by higher depletion, general and administrative expenses, foreign exchange

losses and income taxes. The loss recorded in 2003 was expected to decrease as a result of the $15.0 million impairment charge recorded in 2003.

Cash Flow From Operations

Cash flow from operations increased by 101 percent to $12.0 million in 2004 from $6.0 million in 2003. The increase in 2004 was due to higher average production and crude oil prices for the year and lower production expenses, offset by higher general and administrative expenses and presumptive income taxes.

Capital Expenditures

Capital expenditures totalled $13.9 million in 2004 compared to $71.3 million in 2003. The expenditures in 2004 related to drilling two wells at Neiva and performing completions, recompletions and well optimizations at Orito, as well as acquisition of well site equipment to facilitate the transfer of operatorship of wells drilled by Petrominerales to Ecopetrol. The Company's 2004 capital expenditures were lower than the preceding year as the Company was in the process of re-evaluating its activities, results and reinterpreting the geological, geophysical and reservoir engineering aspects of the two fields.

Summary of Quarterly Results

	2005			
	Q4	Q3	Q2	Q1
Financial ($000s)				
Crude oil revenue	4,613	5,947	4,877	4,740
Cash flow from operations	2,157	3,204	2,150	2,190
Net income	302	1,420	481	524
Capital expenditures	23,001	5,063	5,459	4,901
Benchmark Pricing (US$/bbl)				
WTI	60.05	63.19	53.17	49.84
Differential from WTI	(15.31)	(13.04)	(11.11)	(9.80)
Crude oil sales price	44.74	50.15	42.06	40.04
US$/Cdn$ exchange rate	0.85	0.83	0.80	0.82
Operating Netback ($/bbl)				
Crude oil sales price	52.50	60.24	52.34	49.13
Royalties	4.20	4.82	4.19	3.93
Production expenses	10.08	9.41	10.09	8.46
Operating netback	38.22	46.01	38.06	36.74
Average Daily Crude Oil Production (bbls)	955(1)	1,073	1,024	1,072

Note:

(1) Production increased to 1,356 bbl/d in the first quarter of 2006 and to 2,827 bbl/d in April 2006.

	2004			
	Q4	Q3	Q2	Q1
Financial ($000s)				
Crude oil revenue	4,934	5,506	5,621	5,673
Cash flow from operations	2,783	2,918	3,116	3,231
Net income (loss)	1,005	445	445	(44)
Capital expenditures	4,039	1,632	2,418	5,817
Benchmark Pricing (US$/bbl)				
WTI	48.28	43.88	38.32	35.15
Differential from WTI	(10.23)	(6.61)	(4.76)	(7.36)
Crude oil sales price	38.05	37.27	33.56	27.79
US$/Cdn$ exchange rate	0.82	0.77	0.74	0.76
Operating Netback ($/bbl)				
Crude oil sales price	46.45	48.69	45.62	36.63
Royalties	3.71	3.96	3.62	2.93
Production expenses	7.08	7.10	8.53	7.89
Operating netback	35.66	37.63	33.47	25.81
Average Daily Crude Oil Production (bbls)	1,155	1,229	1,354	1,702

	2003			
	Q4	Q3	Q2	Q1
Financial ($000s)				
Crude oil revenue	4,000	3,365	2,782	2,413
Cash flow from operations	1,186	1,559	1,583	1,656
Net income (loss)	(16,781)	(585)	(26)	799
Capital expenditures	14,995	14,808	15,961	25,578
Benchmark Pricing (US$/bbl)				
WTI	31.18	30.20	28.91	33.86
Differential from WTI	(7.12)	(7.47)	(7.64)	(8.32)
Crude oil sales price	24.06	22.73	21.27	25.54
US$/Cdn$ exchange rate	0.76	0.72	0.72	0.66
Operations ($/bbl)				
Crude oil sales price	31.66	31.37	29.74	38.58
Royalties	2.53	2.44	2.40	3.09
Production expenses	15.62	9.24	7.93	6.09
Operating netback	13.51	19.69	19.41	29.40
Average Daily Crude Oil Production (bbls)	1,374	1,166	1,028	695

Significant factors impacting quarterly results:

- Commenced crude oil sales in January 2003.
- Recorded an impairment charge of $15.0 million in the fourth quarter of 2003 related to the ceiling test calculation at year end.
- Average WTI crude oil sales price exceeded US$40/bbl in the third quarter of 2004 and climbed over US$60/bbl in the third quarter of 2005, resulting in corresponding increases in revenues and cash flow.
- In the fourth quarter of 2005 the Company drilled the Orito 116, 117 and 118 wells and commenced initial work commitments on new exploration acreage incurring $23.0 million of capital expenditures.

Liquidity and Capital Resources

At December 31, 2005 the Company had no debt and a working capital deficiency of $17.9 million. As at March 31, 2006, Petrominerales had no debt and all funding has been provided indirectly by Petrobank. During the first quarter of 2006, Petrobank contributed an additional $25.3 million of equity into PCL. Under the existing operating line of credit described in Note 7 to PCL's Financial Statements, the Company has four billion Colombian Pesos (approximately US$1.8 million) of available borrowing capacity. Petrobank has committed to continue to fund PCL's capital requirements following April 1, 2006 up to the Closing Date pursuant to a loan agreement to be entered into between Petrobank and the Company. Loans under the loan agreement are to bear interest at a rate of nine percent per annum. The Company anticipates that Petrobank will loan the Company approximately US$7 million under the loan agreement between April 1, 2006 and the Closing Date, which amount, and any interest payable thereon, is expected to be repaid with a portion of the proceeds from the Treasury Offering.

As at December 31, 2005, the Company had first-phase work commitments remaining on its five new Exploration Contracts in Colombia totalling US$5.3 million which are to be incurred before October 2006 and includes reprocessing existing 2-D and 3-D seismic programs, completing an additional 3-D seismic program, and drilling an initial exploration well on the Joropo block in the Llanos basin. Upon completion of the first-phase commitments, the Company can elect to return the exploration block to the ANH or proceed to a second-phase by drilling one well per block. Subsequent to December 31, 2005, the Company committed to a second exploration phase on the Joropo block, which includes either drilling an additional well or completing a 3-D seismic program by December 2006 at an estimated cost of US$4 million.

The Company's remaining work commitments as at December 31, 2005 on the three new TEAs are expected to total US$0.9 million until October 2006 and include reprocessing and re-evaluating existing 2-D seismic, and performing regional studies. Upon expiry of the contracts, the Company has the option to negotiate an exploration block within the TEA. During the contract period, the Company also has a right of first refusal over any exploration blocks proposed by third parties within the TEA by matching the proposed first-phase work commitments. Subsequent to December 31, 2005, the Company has submitted a work commitment proposal regarding the Chicago TEA to the ANH. The proposal includes the acquisition of 3-D seismic data and drilling two exploration wells during a 23 month period at an estimated total cost of US$10 million. The Company also signed two additional TEAs requiring a further US$0.4 million to be spent by the end of 2006.

The following is a summary of the estimated costs required to fulfill the Company's remaining contractual commitments as at December 31, 2005:

Type of Obligation (US$000s)	Total	< 1 Year	1-3 Years	4-5 Years	> 5 Years
Exploration Contracts	5,300	5,300	—	—	—
TEAs	900	900	—	—	—
Total	6,200	6,200	—	—	—

The following is a summary of the estimated costs required to fulfill the Company's remaining contractual commitments as at March 31, 2006, and includes contracts committed to subsequent to March 31, 2006:

Type of Obligation (US$000s)	Total	< 1 Year	1-3 Years	4-5 Years	> 5 Years
Exploration Contracts(1)	4,000	4,000	—	—	—
TEAs	1,200	1,200	—	—	—
Drilling rig	13,000	6,000	7,000	—	—
Total	18,200	11,200	7,000	—	—

Note:

(1) If the proposed Chicago exploration contract is awarded, the Company anticipates that it would commit to drilling two exploration wells and acquire 3-D seismic data during a 23 month period at an estimated total cost of US$10 million.

To address the shortage of rig availability in Colombia, the Company, in April 2006, contracted to secure a rig for a minimum 16-month term expected to commence in the third quarter of 2006. Depending upon the timing of the receipt of the contracted drilling rig, the Company could drill up to four wells at Orito in 2006 and, based upon additional rig availability, up to 10 wells at Neiva in 2006.

The proposed Treasury Offering is expected to generate net proceeds to Petrominerales of approximately $ ● million.

Historically, the Selling Shareholder has funded the Company in the form of common shares and contributed surplus. Possible sources of funds available to Petrominerales following the Offerings include the following:

- Cash flow from operations is expected to increase significantly with recent increases in production.
- The Company has borrowing capacity of four billion Colombian Pesos, or approximately US$1.8 million under its operating line of credit. The Company can borrow at the fixed term deposit rate set by the Central Bank of Colombia (currently 5.96 percent) plus six percent.
- Management has obtained a commitment from an international bank for a US$50 million revolving credit facility with an initial $25 million borrowing base. The facility bears interest at a rate equal to the London Interbank Offered Rate (LIBOR) (currently approximately five percent) plus three percent per annum and is subject to various standard closing conditions.
- Following the planned Offerings, the Company could raise funds through the issuance of additional Common Shares in either the European or Canadian markets.
- Petrominerales may sell producing or non-producing assets to raise funds in the short term. Incremental cash resources generated as a result would be reduced by any resulting decreases in future cash flows and any required debt payments.
- An alternative financing vehicle is pre-export financing or a pre-sale of a portion of future crude oil production in Colombia. Petrominerales' contracts with Ecopetrol on the Orito and Neiva fields specifically permit the export of crude oil and there is no requirement for such proceeds to be remitted to Colombia.
- The Company does not have significant ongoing working capital requirements, and typically settles its vendor liabilities following collection of crude oil revenues.

Petrominerales does not anticipate cash flows to exceed capital expenditures over the next 12 to 24 months. Currently, there are no legal restrictions on repatriating funds to the Bahamas or to shareholders once excess net cash flows are achieved. See "Risk Factors".

Management's plan for the remainder of 2006 is to execute on the Company's inventory of development and exploration opportunities. Given the level of activity planned in 2006, achieved success will likely give rise to significantly higher cash flows and a more substantial capital program in 2007.

Risks and Uncertainties

Petrominerales is exposed to a variety of risks, including but not limited to competitive, operational, political, environmental, and financial. See "Risk Factors".

Sensitivities

The Company's earnings and cash flow are sensitive to changes in the price of crude oil and exchange rates.

The following factors demonstrate the expected impact on cash flow:

		($ millions)
Change of:		
Crude oil	US$1.00/bbl WTI reference price (assuming 3,000 bbl/d)	$1.2
	100 bbl/d of production @ US$55/bbl WTI	$1.5
Currency	$0.01 in Cdn$/US$ exchange rate	$0.6

Transactions with Related Parties

Petrominerales maintains a technical services agreement (the "Technical Services Agreement") with its indirect parent company, Petrobank, for items such as geological, geophysical, and engineering services provided. All charges are based on cost plus a marginal administrative fee, no more than five percent. In 2005, these costs totalled $1.3 million (2004 — $0.9 million, 2003 — $1.7 million). Petrominerales has negotiated the Technology License Agreement and Option Agreement regarding evaluating the use of Archon's THAI™ heavy oil technology. The Technology License Agreement is subject to a licensing fee equal to 10 percent of gross production and, under the Option Agreement, ATI will have the right to acquire a working interest of 10 percent to 50 percent in any Petrominerales heavy oil project using the THAI™ technology. ATI may also elect to act as operator of such heavy oil project, which would then be governed by the Joint Operating Agreement and ATI would share the actual costs on a pro rata basis. In connection with Archon's acquisition of the THAI™ technology, John D. Wright, the Company's President and Chief Executive Officer retained a 7.5% net profits interest in any third party licensing royalties generated from the technology. Under certain circumstances, including but not limited to a change of control of Petrominerales, ATI may elect to terminate the Technology License Agreement. A voluntary disposition by Petrobank of all or part of its interest in Petrominerales shall not constitute a change of control.

Petrobank and the Company entered into a Management Services Agreement dated May 3, 2006 providing for the services of John D. Wright and Corey C. Ruttan as President and Chief Executive Officer and Vice President Finance and Chief Financial Officer, respectively of the Company. The Management Services Agreement requires that the Company pay Petrobank a monthly fee of $75,000 for such services.

The Company will enter into a loan agreement with Petrobank evidencing Petrobank's agreement to continue to fund Petrominerales' capital requirements from April 1, 2006 up to the Closing Date. Any amounts outstanding under the loan agreement, and any interest payable thereon, as at the Closing Date are expected to be repaid by the Company using a portion of the proceeds from the Treasury Offering. The Company anticipates that Petrobank will loan the Company approximately US$7 million under the loan agreement between April 1, 2006 and the Closing Date, which amount, and any interest payable thereon, is expected to be repaid with a portion of the proceeds from the Treasury Offering.

Critical Accounting Policies and Estimates

The Company's financial statements are prepared in accordance with Canadian GAAP, which require management to make judgments, estimates and assumptions which may have a significant impact on the financial statements. A summary of the Company's significant accounting policies can be found in Note 2 to the financial statements of PCL. The following is a discussion of those accounting policies and estimates that are considered critical in the determination of the Company's financial results.

Capital Assets — Full Cost Accounting

The Company follows the full cost method of accounting as described in Note 2 to the financial statements of PCL. Alternatively, the Company could follow the successful efforts method of accounting whereby all costs related to non-productive wells are expensed in the period in which they are incurred.

Under the full cost method of accounting, capitalized costs are subject to a country-by-country cost centre impairment test. Under the successful efforts method of accounting, the costs are aggregated on a property-by-property basis and the carrying value of each property is subject to an impairment test. These

policies may result in a different carrying value for capital assets and a different net income. The Company has elected to follow the full cost method and it is the method most commonly followed.

Under full cost accounting, a limit is placed on the carrying value of the net capitalized costs in each cost centre in order to test impairment. Impairment exists when the carrying value of developed properties of a cost centre exceeds the estimated undiscounted future net cash flows associated with the cost centre's proved reserves. Costs relating to undeveloped properties are subject to individual impairment assessments until it can be determined whether or not proved reserves exist. If impairment is determined to exist, the costs carried on the balance sheet in excess of the discounted future net cash flows associated with the cost centre's proved plus probable reserves are charged to income.

Reserve Estimates

Reserve estimates can have a significant impact on net income and the carrying value of capital assets. The process of estimating reserves requires significant judgment based on available geological, geophysical, engineering, and economic data, projected rates of production, estimated commodity price forecasts and the timing of future expenditures, all of which are subject to interpretation and uncertainty. Reserve estimates impact net income through depletion expense and the application of impairment tests. Revisions or changes in reserve estimates can have either a positive or a negative impact on net income and can impact the carrying amount of capital assets.

Potential lenders may also use reserve estimates to assess the allowable borrowing base under a secured credit facility. Changes to the reserve estimates can result in borrowing base increases or decreases, which could impact the Company's financial position.

Asset Retirement Obligations

The Company recognizes the estimated fair value of future retirement obligations associated with capital assets as a liability. The Company estimates the liability based on the estimated costs to abandon and reclaim its net ownership in tangible long-lived assets such as wells and the estimated timing of the costs to be incurred in future periods. Actual payments to settle the obligations may differ from estimated amounts.

CAPITALIZATION

The following table sets forth the Company's capitalization as at ● , 2006, prior to and after giving effect to the Reorganization Transactions and the Offerings. The table must be read with the financial statements and accompanying notes, which appear in this prospectus.

Description of the Security	Securities Authorized[1]	As at ●, 2006	As at ●, 2006 after giving effect to the Reorganization Transactions	As at ●, 2006 after giving effect to the Reorganization Transactions and the Treasury Offering[2]
Common Shares	US$ ● (● shares)	US$100 (100 shares)	● (● shares)	$ ● (● shares)
Debt[3][4]		$ ●	$ ●	$ ●

Notes:

(1) At incorporation, the Company's authorized capital consisted of 5,000 Common Shares (US$5,000). In connection with the Reorganization Transactions and in order to effect the Offerings, the Company's authorized capital was increased to 200 million Common Shares (US$ ●) on ● , 2006.

(2) Does not include any Offered Shares issuable upon exercise of the Over-Allotment Option. If the Over-Allotment Option is exercised in full, there will be an aggregate of ● Common Shares outstanding as at ● , 2006 upon completion of the Offering and the issue of Offered Shares pursuant to the exercise of the Over-Allotment Option.

(3) Pursuant to a loan agreement to be entered into between Petrobank and the Company, Petrobank will agree to continue to fund the Company's capital requirements from April 1, 2006 to the Closing Date. Any amounts outstanding under the loan agreement, and any interest payable thereon, as at the Closing Date are expected to be repaid by the Company using a portion of the proceeds from the Treasury Offering. The Company anticipates that Petrobank will loan the Company approximately US$7 million under the loan agreement between April 1, 2006 and the Closing Date.

(4) On April 21, 2006, PCL entered into a commitment letter dated April 17, 2006 (the "Commitment Letter") with an international bank (the "Bank") for a secured revolving credit facility of up to US$50 million. The facility has a targeted funding closing date of May 15, 2006 and an initial borrowing base of US$25 million which amount will be reviewed every six months. The credit facility is subject to interest at the Libor rate plus three percent per annum and to a commitment fee of one percent per annum on the difference between the average daily amount drawn and the accepted balance of the borrowing base. Upon an event of default, as defined in the Commitment Letter, the Bank is permitted to increase the interest rate by two percentage points and if such event of default continues, the Bank may terminate any outstanding commitments and require PCL to immediately repay the facility. The Company has agreed to certain covenants in connection with the facility including: limitations on additional indebtedness, subject to a carve out for short-term local operating accounts; no material adverse changes in the Company; no change of control or sale of property compromising the lender's security; maintenance of acceptable insurance over its producing assets and certain levels of financial performance; providing semi-annual reserve reports on its proved oil assets and certain other covenants typical for such financing arrangements. The Company has also agreed to indemnify the lender and its directors, officers, employees and agents for claims against the lender in connection with this facility.

USE OF PROCEEDS

The Company expects to receive approximately $ ● million ($ ● million if the Over-Allotment Option is exercised in full) of net proceeds from the Treasury Offering before deduction of the estimated expenses of the Offerings of $ ● . The Company's intention is to use these proceeds over the next 12 months for development drilling and recompletions at Orito; repayment of debt owing to Petrobank; work commitments on the Company's exploration blocks; general and administrative expenses, including working capital; and

possible acquisitions of additional exploration and development properties, as more particularly described in the following table:

	US$millions
Orito — 5 wells (US$5.5 million per well)	27.5
Orito recompletions	4.0
Exploration blocks (5 wells)	25.0
Repayment of Petrobank loan[1]	7.0
Other	●
	US$ ●
	Cdn$ ●

Note:

(1) Pursuant to a loan agreement to be entered into between Petrobank and the Company, Petrobank will agree to continue to fund the Company's capital requirements from April 1, 2006 to the Closing Date. Any amounts outstanding under the loan agreement, and any interest payable thereon, as at the Closing Date are expected to be repaid by the Company using a portion of the proceeds from the Treasury Offering. The Company anticipates that Petrobank will loan the Company approximately US$7 million under the loan agreement between April 1, 2006 and the Closing Date, which amount, and any interest payable thereon, is expected to be repaid with a portion of the proceeds from the Treasury Offering.

Actual expenditures by the Company in 2006 and 2007 are expected to exceed the net proceeds from the Treasury Offering. Such expenditures, including those relating to additional development wells at Orito and Neiva, will be funded through cash flow from operations and drawdowns on the Company's secured credit facility.

Due to the nature of the oil and gas industry, budgets are regularly reviewed with respect to the success of the expenditures and other opportunities which become available to the Company. The amounts and timing of the expenditures will vary depending upon a number of factors, including drilling success, availability of drilling equipment, assessment of newly acquired seismic data over the Company's exploration blocks, and unexpected expenses. Accordingly, while it is currently intended by management of the Company that the net proceeds of the Treasury Offering will be expended as set forth above, actual expenditures may in fact differ from these amounts and allocations. See "Risk Factors". Pending utilization of the net proceeds of the Treasury Offering, the Company will invest the funds in government-backed securities and short term interest bearing instruments.

Based on the Company's current operations and financial plans, the Company anticipates that using its cash on hand together with the net proceeds of the Offering, cash flow from operations and, subject to finalization, the Company's anticipated credit facility should put the Company in a position to sustain operations through December 31, 2007.

The estimated net proceeds to Petrobank from the Secondary Offering, after deducting the fees payable to the Agents in respect of the Secondary Offering, will be $ ● ($ ● million if the Over-Allotment Option is exercised in full).

DESCRIPTION OF SHARE CAPITAL

Upon completion of the Reorganization Transactions, the authorized capital of the Company consists of ● Common Shares having a par value of US$1.00 per share. Holders of Common Shares are entitled to one vote for each Common Share held on all votes taken at meetings of holders of Common Shares. The holders of Common Shares are entitled to receive such dividends as the Company's directors may from time to time declare. In the event of the winding-up or dissolution of the Company, whether voluntary or involuntary or for the purpose of a reorganization or otherwise or upon any distribution of capital, the holders of Common Shares are entitled to the surplus assets of the Company and generally will be entitled to enjoy all of the rights attaching to shares of the Company.

PERSONNEL

Petrominerales and PCL have, collectively, 58 employees in Colombia and four in Canada. See "Executive Officers, Key Employees and Directors — Employment and Management Agreements" for a description of the Management Services Agreement with respect to the President and Chief Executive and the Vice President Finance and Chief Financial Officer.



Chairman of the Board
Board of Directors
John Wright
President & CEO
Corey Ruttan
Vice President Finance & CFO
Steven Benedetti
Senior Vice President & Country Manager
Tannya Morales
Corporate Controller
HSE/Security/Legal
4 - Professionals/Technical
11 - Other
Mark Holliday
Vice President Operations
A. Paul Kroshko
Vice President Exploration
4 - Professional/Technical
10 - Other
9 - Professionals/Technical
10 - Other
4 - Professionals/Technical
0 - Other

From time to time, the Company utilizes consultants to act in various capacities over the short or longer terms. At present, the Company has five exploration consultants.

See "Compensation of Directors and Officers — Employment and Management Agreements".

EXECUTIVE OFFICERS, KEY EMPLOYEES AND DIRECTORS

Executive Officers and Key Employees

The following table provides the names and municipalities of residence of the Company's executive officers and key employees as well as their positions with the Company and principal occupations for the previous five years. All officers and employees are required to sign confidentiality agreements with the Company. See "Compensation of Directors and Officers — Employment and Management Agreements".

Name and Municipality of Residence	Position Held	Principal Occupation in the Past Five Years
JOHN D. WRIGHT . . . . Calgary, Alberta, Canada	President, Chief Executive Officer and Director	President, Chief Executive Officer and Director of the Company since May 2006; President and Director of PCL and predecessor companies since May 22, 2002; President, Chief Executive Officer and Director of Petrobank since March 2000.
COREY C. RUTTAN . . . . Calgary, Alberta, Canada	Vice President, Finance and Chief Financial Officer	Vice President, Finance and Chief Financial Officer of the Company since May 2006; Director of Corporate Finance and Investor Relations of Petrobank since July 2003; Director of Corporate Finance of Petrobank from October 2001 to July 2003; Manager of Corporate Finance of Petrobank from March 2000 to October 2001.

Name and Municipality of Residence	Position Held	Principal Occupation in the Past Five Years
STEVEN J. BENEDETTI . . . . . . Bogotá, Colombia	Senior Vice President and Colombian Country Manager	Senior Vice President and Colombian Country Manager of the Company since May 2006; Vice President and Director of PCL predecessor and companies since November 22, 2004; Vice President for Latin America of Petrobank since January 1, 2004; prior thereto President of Southern Cone Energy Consultants in Houston and Santiago, Chile from June 2002 to December 2003; prior thereto Vice President of Latin America for Samson Investment Company from April 2000 to June 2002; prior thereto geologist, geological manager and country manager for Unocal (Union Oil Co. of California) in several locations in the United States, The Netherlands, Venezuela and Argentina.
MARK R. HOLLIDAY . . . . Bogotá, Colombia	Vice President, Operations	Vice President, Operations of the Company since May 2006; Operations Manager of PCL since September 2003; Consulting Engineer for Seacrest Engineering Inc. from January 2002 to September 2003; Drilling Planning and Design Manager for Pluspetrol E&P from August 2000 to January 2002; Drilling Manager for Alberta Energy Company, Ecuador / Argentina from June 1998 to August 2000.
A. PAUL KROSHKO . . . . Calgary, Alberta, Canada	Vice President, Exploration	Vice President Exploration of the Company since May 2006; Latin American Exploration Manager of Petrobank since March 2005; President of TechEx Corp. from June 2004 to March 2005; Senior Staff Geophysicist of Nexen Colombia from December 2001 to June 2004; President TechEx Corp. from January 1995 to December 2001.

Name and Municipality of Residence	Position Held	Principal Occupation in the Past Five Years
ALASTAIR MACDONALD . . . . Pembroke, Bermuda	Corporate Secretary and Director	Corporate Secretary and Director of the Company since April 2006; Corporate Secretary of PCL and predecessor companies since September 1996; Chief Executive Officer of Triathlon Ltd., a financial advisory company from November 1996 to present.
TANNYA E. MORALES . . . . . . Bogotá, Colombia	Corporate Controller	Corporate Controller of the Company since May 2006; Colombian Finance Director of Petrobank since March 2004; various positions with EnCana Corporation including Finance Manager Ecuador, International Accounting Manager, and Corporate Financial Advisor from July 1998 to December 2003.

Biographies

John D. Wright is the Company's President and Chief Executive Officer. Mr. Wright has been President, Chief Executive Officer and a Director of Petrobank since March 2000 and of the Company since May 2006. Previously, Mr. Wright was the General Manager of Alberta Energy Company's Ecuadorian operations from May to December 1999; President and Chief Executive Officer of Pacalta Resources Ltd. from May 1996 to June 1999; Executive Vice President and Chief Operating Officer of Morgan Hydrocarbons Inc. from December 1993 to April 1996; and Vice President Production of Morgan Hydrocarbons Inc. from 1989 to 1993. Mr. Wright graduated from the University of Alberta in 1981 with a Bachelor of Science degree in Petroleum Engineering and obtained his Certified Financial Analyst designation in 1986.

Steven J. Benedetti is the Company's Senior Vice President and Colombian Country Manager. Mr. Benedetti was appointed Senior Vice President and Colombian Country Manager in May 2006 and has been Vice President Latin America and Colombian Country Manager of Petrobank since January 1, 2004. Mr. Benedetti previously served as President of Southern Cone Energy Consultants in Houston, Texas and Santiago, Chile from June 2002 to December 2003; and Vice President of Latin America for Samson Investment Company from April 2000 to June 2002. Prior to that Mr. Benedetti worked 24 years with Unocal (Union Oil Co. of California) as geologist, exploration manager and country manager in several locations in the United States, The Netherlands, Venezuela and Argentina. Mr. Benedetti received a Bachelor of Science degree in Geology from Idaho State University in 1974 and a Master of Science degree in Geology from Texas Christian University in 1976.

Corey C. Ruttan is the Company's Vice President, Finance and Chief Financial Officer. Mr. Ruttan was appointed Director of Finance and Chief Financial Officer of the Company in May 2006 and has held various positions with Petrobank since March 2000 including Director of Corporate Finance and Investor Relations, Director of Corporate Finance and Manager of Corporate Finance. Mr. Ruttan previously served as Vice President of Caribou Capital Corp. from June 1999 to March 2000; Manager Financial Reporting of Pacalta Resources Ltd. from May 1997 to June 1999; and articled with KPMG from September 1994 to May 1997. Mr. Ruttan obtained his Bachelor of Commerce degree majoring in Accounting from the University of Calgary in 1994 and obtained his Chartered Accountant designation in 1997.

Mark R. Holliday is the Company's Vice President, Operations. Mr. Holliday was appointed VP operations in May 2006 and has been Latin America Operations Manager for Petrobank since September 2003. Prior thereto, Mr. Holliday served as Consulting Engineer for Seacrest Engineering Inc. from 2002 to 2003, as Drilling Planning and Design Manager for Pluspetrol E&P from 2000 to 2002, as Drilling Manager for Alberta Energy Company, Ecuador / Argentina from 1998 to 2000, as Senior Drilling Engineer with Amoco Venezuela from 1996 to 1998, as Drilling Engineer/Well Site Supervisor for Amoco Orient Company from 1993 to 1996, and as a Drilling Engineer for Amoco Production Company from 1992 to 1996. Mr. Holliday obtained a Bachelor of

Science degree in Petroleum Engineering from Louisiana State University in 1992 and an Associate degree in Science in Petroleum Technology from McNeese State University in 1986. Mr. Holliday is a member of the Society of Petroleum Engineers and of the Louisiana State Board of Registration for Professional Engineers and Land Surveyors.

A. Paul Kroshko is the Company's Vice President, Exploration. Mr. Kroshko was appointed VP Exploration in May 2006 and has been Latin America Exploration Manager for Petrobank since March 2005. From December 2001 to June 2004, Mr. Kroshko held a technical position with Nexen Colombia, initially as a consultant and then as Senior Staff Geophysicist. Prior thereto, Mr. Kroshko served as President of TechEx Corp., an independent Oil and Gas Exploration / Consulting company, from April 1993. During this time, Mr. Kroshko also served on the board of directors of Petromin Resources Ltd. from May 1995 to March 2001 and on the board of directors of Mobius Resource Corporation from February 1996 to January 1997. From September 1987 to March 1993 Mr. Kroshko held two positions as foreign advisor on Canadian aid programs to the national oil companies of Morocco (September 1987 to October 1990) and Colombia (May 1992 to February 1993). Mr. Kroshko has held a number of other positions internationally and in North America, including Chief Geophysicist for Sceptre Resources Indonesia. Mr. Kroshko obtained a Bachelor of Science degree in Geophysics from the University of Western Ontario in 1974 and is a member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta.

Alastair MacDonald is the Company's Corporate Secretary. Mr. MacDonald has been a director and the Corporate Secretary of the Company since April 2006. Mr. MacDonald has been a director of PCL and predecessor companies since its incorporation in September 1996. A former banker with the Bank of Bermuda Ltd., Mr. MacDonald has been Chief Executive Officer of a financial advisory company in Bermuda since 1996. In this capacity he has been a director and officer of numerous companies in the oil and gas exploration fields as well as in the high tech and computer fields. Prior to this, Mr. MacDonald was a banker at the Bank of Bermuda Ltd., where he served as Manager of the Private Banking Department from October 1991 to October 1996. Mr. MacDonald has a Bachelors degree from McGill University and a Masters degree from the University of British Columbia.

Tannya E. Morales is the Company's Corporate Controller. Ms. Morales was appointed Corporate Controller in May 2006 and has been Colombian Finance Director of Petrobank since March 2004. She held positions with EnCana Corporation and its predecessors Alberta Energy Company and Pacalta Energy Ltd. including Finance Manager (Ecuador), and International Accounting Manager and Corporate Financial Advisor (Canada) from July 1998 to December 2003. She was Finance and Administrative Director of Rhone Poulenc Rorer in Ecuador from July 1997 to July 1998 and served as Assistant Controller at Occidental Petroleum from January 1988 to July 1997. She was a public accountant with Arthur Andersen & Co. between 1986 and 1988. Ms. Morales obtained her C.P.A. designation in 1989 and a Masters degree in Business Administration from the University San Francisco in 1996.

Directors

The following table provides the names and municipalities of residence of the Company's directors as well as their offices held with the Company, the date they were first appointed to the Company's board of directors and their principal occupation for the previous five years.

Name and Municipality of Residence	Current Positions and Offices Held	Principal Occupation in the Past Five Years	Director Since
JOHN D. WRIGHT[3] . . . . Calgary, Alberta, Canada (Age: 45)	President, Chief Executive Officer and Director	President, Chief Executive Officer and Director of Petrobank since March 2000.	May 2006
JERALD L. OAKS[2] . . . . Greenwood Village, Colorado, USA (Age: 70)	Chairman	Director of Petrobank since September 1993; Professional Engineer, President of Oaks Resources Management Inc. since June 1986.	May 2006

Name and Municipality of Residence	Current Positions and Offices Held	Principal Occupation in the Past Five Years	Director Since
KENNETH R. MCKINNON[1][2] . . . . . Calgary, Alberta, Canada (Age: 47)	Director	Director of Petrobank since March 2000, Corporate Secretary of Petrobank from January 1998 to December 2004; Vice-President Legal Affairs and General Counsel of Critical Mass Inc. since September 2000.	May 2006
ENRIQUE UMAÑA-VALENZUELA[1] . . Bogotá, Colombia (Age: 66)	Director	Trade and investment consultant since May 2005; Foreign investment activities consultant since January 2006; part-time legal representative of Coinvertir — Corporacion Invertir En Colombia from May 2005 to December 2005 and President from July 1997 to April 2005.	May 2006
ERNESTO SARPI[3] . . . . Naples, Italy (Age: 56)	Director	Self-employed Consultant from June 2004 to May 2006; Manager of New Ventures of ENI SpA. Agip Div. from November 1999 to May 2004.	May 2006
GEIR YTRELAND[2][3] . . . . Droebak, Norway (Age: 55)	Director	Self-employed Consultant since April 2000; General Manager Norsk Hydro from March 1993 to March 2000; Project Manager for development of the East Timor petroleum industry since January 2004 (completion expected in May 2006).	May 2006
ALASTAIR MACDONALD[1] . . . . Pembroke, Bermuda (Age: 56)	Director	Corporate Secretary and Director of the Company since April 2006; Director of PCL and predecessor companies since September 1996; Chief Executive Officer of Triathlon Ltd., a financial advisory company since November 1996.	April 2006

Notes:

(1) Member of Audit Committee.

(2) Member of the Compensation Committee.

(3) Member of the Reserves Committee.

All of the Company's directors' terms of office will expire at the earliest of their resignation, the close of the next annual shareholder meeting called for the election of directors, or on such other date as they may be removed according to the corporate statute governing the Company. Each director will devote the amount of time as is required to fulfill their obligations to the Company.

Biographies

For a biography of each of Mr. Wright and Mr. MacDonald see "Executive Officers, Key Employees and Directors — Executive Officers and Key Employees".

Kenneth R. McKinnon. Mr. McKinnon was Vice President, Finance and Chief Financial Officer of Petrobank from January 1998 to March 2000 and Corporate Secretary from January 1998 to December 2004. Mr. McKinnon has been Vice President Legal Affairs and General Counsel of Critical Mass Inc. since September 2000 and is also a director and member of the Audit Committee of both Petrobank and Savaria Corporation. Over this time he gained experience in analyzing financial statements and he has an understanding of internal controls and procedures for financial reporting and has experience supervising persons engaged in the preparation, analysis and evaluation of financial statements. He has gained an understanding of Audit Committee functions through his involvement with Petrobank and other public corporations. Mr. McKinnon obtained his Bachelor of Commerce degree from the University of Calgary in 1980 and obtained his Bachelor of Laws degree from Queens University in 1983.

Jerald L. Oaks. Mr. Oaks was one of the original founders of Petrobank and has been a Director of Petrobank since September 1993. He is currently President and founder of Oaks Resources Management Inc., which provides oil and gas property management and technical services for institutional and private oil and gas interest owners. Mr. Oaks received a Bachelor of Science degree in Petroleum Engineering from the University of Texas at Austin in 1958. Mr. Oaks has 48 years of oil and gas experience including various engineering roles at Phillips Petroleum Company working in Texas, Venezuela, Algeria, Libya and Colombia. In 1973, Mr. Oaks was a founder of Taiga Energy, Inc. which specialized in tight gas development, primarily in the Uintah and Piceance Basins of Colorado and Utah. In 1980, Mr. Oaks was a founder and President of Petrobank Operating Company, a gas producing and development company specializing in new technology development for gas production, which drilled and operated 200 gas wells with extensive lease holdings in Pennsylvania. Mr. Oaks is a registered Professional Engineer (Texas) and a member of the Society of Petroleum Engineers and American Institute of Mining and Metallurgical Engineers.

Enrique Umaña-Valenzuela. Mr. Umaña has been in private practice as a trade and investment consultant since May 2005. Mr. Umaña-Valenzuela acted as President of the investment promotion agency of Colombia, Coinvertir, from 1997 to April 2005 and as a part-time legal representative from May 2005 to December 2005. Prior thereto, Mr. Umaña-Valenzuela was in private practice as a trade and investment consultant from 1995 to 1997. Mr. Umaña-Valenzuela acted as International Adviser to the Minister of Defense in Colombia and later as Vice Minister of Defense in 1995. Prior thereto, Mr. Umaña-Valenzuela acted as Deputy Chief of Mission of the Colombian Embassy and later as Chargé d'Affaires in Washington, D.C. in late 1994; as Minister Counselor of the Colombian Embassy of Colombia from 1991 to 1994; as Director of the Colombian Government Trade Bureau from 1983 to 1991; and as Financial Vice President of the Bogotá Telephone Company from 1982 to 1983. Mr. Umaña-Valenzuela is a Director of Sociedades Bolivar S. A. and of Compañia Promotora de Olefinas y Aromáticos del Caribe Ltda., a member of the Fiduciary Committee of the Colombian Hydrocarbons Investment Fund and an adviser to Proexport, the Colombian governmental agency responsible for promoting Colombian exports. Mr. Umaña-Valenzuela is also a member of the board of the Colombian American Chamber of Commerce and a member of the International Advisory Council of the Council of the Americas and of Columbia University in New York City. Mr. Umaña-Valenzuela obtained a Bachelor of Arts degree in Economics and International Relations from Columbia University in 1962.

Ernesto Sarpi. Mr. Sarpi is currently a self-employed consultant. From 1999 to 2004, Mr. Sarpi was Business Manager Americas & Far East, Agip Division, of ENI Group. Prior thereto, Mr. Sarpi was Portfolio and Joint Venture Manager, Agip UK Ltd. from 1995 to 1999; General Manager, Agip Africa Algerian Branch from 1993 to 1994; Manager Negotiations International Exploration, Agip SpA from 1991 to 1993 and General Manager, Agip Energy and Natural Resources (Nigeria) from 1988 to 1991. Mr. Sarpi obtained a Doctor in Geological Sciences degree from the University of Naples in 1961 and a Ph.D. in Geology from Columbia University in 1967.

Geir Ytreland. Mr. Ytreland is a geologist, with more than 26 years experience in the international petroleum industry. Since January 2004 he has been project manager for the undertaking: "Assistance in developing the management of the petroleum sector in East Timor", a project financed by the government of Norway and intended to develop the East Timor government's management and administration of the petroleum sector in that nation. Mr. Ytreland will complete this assignment in May 2006 and will continue working as an independent energy and geology consultant in Oslo, Norway. Mr. Ytreland has also worked as a

geoscientist and explorationist for Unocal (13 years) and Norsk Hydro (7 years) in Southeast Asia, Africa, Europe, United States, the Middle East and Latin America. He was General Manager for Norsk Hydro in Venezuela from 1995 to 2000. Since 2000 he has been an independent consultant and prior to taking up the position in East Timor he was a consultant for Saudi Aramco in Dhahran, Saudi Arabia. Mr. Ytreland holds a Master of Science degree in geology from the University of Bergen in Norway.

Committees of the Board of Directors

The Company has an Audit Committee, a Compensation Committee and a Reserves Committee.

Audit Committee

The Audit Committee is comprised of Messrs. Kenneth R. McKinnon (Chairman), Alastair MacDonald and Enrique Umaña-Valenzuela. Messrs. McKinnon and Umaña-Valenzuela are independent within the meaning of Multilateral Instrument 52-110 — *Audit Committees* ("MI 52-110"), however, Mr. MacDonald is not independent within the meaning of MI 52-110 since he has been employed by and received compensation from PCL. All members of the Audit Committee are financially literate (as defined in MI 52-110). The Audit Committee has a defined mandate and is responsible for reviewing and overseeing the external audit function, recommending the external auditor and the terms of such appointment or discharge, reviewing external auditor reports and significant findings and reviewing and recommending for approval to the Board of Directors all public financial disclosure information such as financial statements, management's discussion and analysis, annual information forms and prospectuses. The Audit Committee also pre-approves all non-audit services to be conducted by the external auditors and ensures that management has effective internal control systems, investigates any recommendations for improvement of internal controls and meets at least annually with the Company's external auditors without management present and at least quarterly with management present. The Company does not have internal auditors and given the size of the Company, the Company considers this to be practical and appropriate. The Audit Committee convenes no less than four times each year and as circumstances otherwise warrant.

Compensation Committee

The Compensation Committee is comprised of Messrs. Kenneth R. McKinnon (Chairman), Jerald L. Oaks and Geir Ytreland. The Company's compensation committee reviews and makes recommendations to the Company's Board of Directors concerning the compensation of the Company's executive officers and key employees which includes the review of the Company's executive compensation and other human resource philosophies and policies, the review and administration of the Company's bonuses, stock options and share purchase plan, the review of and recommendations regarding the performance of the Chief Executive Officer of the Company and preparing and submitting a report for inclusion in annual continuous disclosure documents as required. The Company's compensation committee is comprised of non-management members of the Company's board of directors and is required to convene at least annually.

Reserves Committee

The Reserves Committee is comprised of Messrs. Geir Ytreland (Chairman), Ernesto Sarpi and John D. Wright. The Reserves Committee has the responsibility of meeting with the independent engineering firm commissioned to conduct the reserves evaluation on the Company's oil assets and to discuss the results of such evaluation with such independent evaluators and management. Specifically, the Reserves Committee's responsibilities include, but are not limited to, reviewing management's recommendations for the appointment or proposed changes of independent evaluators, reviewing the Company's procedures for providing information to the independent evaluators, meeting with management and the independent evaluator to review the reserves data and report, including any restrictions imposed by management or significant issues on which there was a disagreement with management and reviewing reserve additions and revisions which occur from one report to the next, recommending to the Board of Directors whether to approve the content of the independent evaluators' report, reviewing the Company's procedures for reporting on other information associated with oil producing activities and generally reviewing all public disclosure of estimates of the Company's reserves. The Reserves Committee meets at least once annually or otherwise as circumstances warrant.

Share Ownership by Directors and Officers

The Company's officers and directors beneficially own, as a group, or exercise control or direction over, directly or indirectly, no Common Shares prior to giving effect to the Offerings. The Company expects its officers and directors will acquire up to • Common Shares pursuant to the Offerings, representing approximately • percent of the issued and outstanding Common Shares of the Company following completion of the Offerings. In addition, the Company's officers and directors collectively, directly or indirectly, beneficially hold 4,351,559 shares of Petrobank, representing approximately 6.5 percent (basic) of Petrobank's outstanding common shares.

Corporate Cease Trade Orders or Bankruptcies

Except as disclosed herein, none of the Company's directors, officers or other members of the Company's management have, within ten years prior to the date of this prospectus, been directors, officers or promoters of any other companies that, while such person was acting in that capacity:

(a) were the subject of a cease trade order or similar order or an order that denied their access to any statutory exemptions for a period of more than 30 consecutive days; or

(b) were declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or were subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold their assets.

Penalties or Sanctions

Except as disclosed herein, none of the Company's directors, officers or principal shareholders have, within ten years prior to the date of this prospectus, been subject to any penalties or sanctions imposed by a court or securities regulatory authority relating to trading in securities, promotion, formation or management of a publicly traded company, or involving theft or fraud.

Corey C. Ruttan entered into a settlement agreement with the Alberta Securities Commission on May 3, 2002 in respect of an insider trading violation relating to a May 17, 2000 trade. Mr. Ruttan cooperated completely in resolving the matter with the regulators. The settlement resulted in Mr. Ruttan paying an administrative penalty of $10,000, representing a return of profits, and the costs of the proceeding in the amount of $3,925. For a period of one year, Mr. Ruttan agreed to cease trading in securities and to not act as a director or officer of a public company. These restrictions expired on May 3, 2003. Mr. Ruttan is a Chartered Accountant in good standing.

Personal Bankruptcies

None of the Company's directors, officers or principal shareholders, or a personal holding company of any such persons, have, within ten years prior to the date of this prospectus, become bankrupt, made a proposal under any bankruptcy or insolvency legislation, been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold their assets.

Conflicts of Interest

Certain officers and directors of Petrominerales are also officers and/or directors of other companies engaged in the oil and gas business generally, including Petrobank. As a result, situations arise where the interest of such directors and officers conflict with their interests as directors and officers of other companies. The resolution of such conflicts is governed by applicable corporate laws of The Bahamas, which require that directors act honestly, in good faith and with a view to the best interests of Petrominerales. Conflicts, if any, will be handled in a manner consistent with the procedures and remedies set forth in the *International Business Companies Act*, 2000 (Bahamas). The *International Business Companies Act*, 2000 (Bahamas) provides that in the event that a director has an interest in a proposed transaction or agreement, the director shall disclose in good faith the material facts of his or her interest in such proposed transaction and his or her interest in or relationship to any other party to the transaction or agreement. Where required under the *International Business*

Companies Act, 2000 (Bahamas), the interested director shall refrain from voting on any matter in respect of such proposed transaction or agreement.

COMPENSATION OF DIRECTORS AND OFFICERS

Summary of Executive Compensation

Petrobank and the Company entered into a Management Services Agreement dated May 3, 2006 providing for the services of John D. Wright and Corey C. Ruttan as President and Chief Executive Officer and Chief Financial Officer, respectively of the Company. Messrs. Wright and Ruttan are each also officers of Petrobank. The Management Services Agreement requires that the Company pay Petrobank a monthly fee of $75,000 for these and other services. No further cash compensation is provided to Messrs. Wright and Ruttan by the Company. The Company pays a monthly fee of $12,000 to Triathlon Ltd. for corporate services performed by Mr. MacDonald, an employee of Triathlon Ltd. The remaining officers of the Company, namely Messrs. Benedetti, Holliday and Kroshko and Ms. Morales, are compensated directly by the Company or through the Technical Services Agreement, for acting as officers of the Company.

The following table sets forth all annual and long-term compensation paid in respect of Messrs. Benedetti and Holliday, each of whom, as at the three most recently completed financial years ended December 31, 2005, 2004 and 2003, meet the requirements to be classified as "Named Executive Officers" of the Company as such term is defined in Form 51-102F6 — *Statement of Executive Compensation* to National Instrument 51-102 — *Continuous Disclosure Obligations*.

		Annual Compensation			Long-Term Compensation	
Name and Principal Positions	**Year**	**Salary ($)**	**Bonus ($)**	**Other Annual Compensation ($)**	**Securities Under Options/DCS[1][2] Granted (#)**	**All Other Compensation[3] ($)**
Steven J. Benedetti,	2005	138,122	36,348	120,237[5]	Nil	11,418
Senior Vice President and Colombian	2004	148,320	20,817	82,322	Nil	9,713
Country Manager[4][5][6]	2003	Nil	Nil	Nil	187,500/Nil	Nil
Mark R. Holliday,	2005	145,392	27,261	145,987	Nil	9,550
Vice President Operations[4][7]	2004	156,180	15,618	121,429	18,750/Nil	10,183
	2003	56,060	Nil	58,152	131,250/Nil	2,329

Notes:

(1) Deferred Common Shares ("DCS").

(2) DCS awarded for service in 2005 were granted in March 2006.

(3) All Other Compensation comprises premiums paid by Petrobank or subsidiaries of Petrobank for term life insurance and, if applicable, Petrobank's contribution to the Employee's Share Ownership Plan for each Named Executive Officer.

(4) Messrs. Benedetti and Holliday's annual salary, bonus and other compensation have been converted from US dollars to Canadian dollars.

(5) Mr. Benedetti's apartment rental is paid by Petrobank and totalled $58,437 in 2005, or 48.6 percent of his perquisites in 2005; and $57,396, or 69.7 percent of his perquisites in 2004.

(6) Mr. Benedetti's stock options were granted in 2003 upon acceptance of employment and he commenced employment in January of 2004.

(7) Mr. Holliday's apartment rental is paid by Petrobank and totalled $66,536 in 2005, or 45.6 percent of his perquisites in 2005; $70,381, or 58.0 percent of his perquisites in 2004; and $23,143, or 39.8 percent of his perquisites in 2003.

Employment and Management Agreements

Petrobank is a party to employment agreements with the Company's Senior Vice President and Colombian Country Manager, Steven Benedetti, its Vice President, Operations, Mark Holliday and its Corporate Controller, Tannya Morales. The Company has agreed in the Management Services Agreement to pay to

Petrobank any amounts that become payable by Petrobank to each of the above officers under the terms of such employment agreements.

Senior Vice President and Colombian Country Manager

The terms of Mr. Benedetti's employment agreement with Petrobank (the "Senior VP Agreement") include that Petrobank will be required to pay Mr. Benedetti a cash amount equal to one month of base compensation per completed year of service with a minimum of three months of base compensation if Petrobank terminates the Senior VP Agreement at anytime other than for cause. In the event of a "change of control", if Petrobank does not provide Mr. Benedetti any offer in writing within six weeks of a change of control, or if Mr. Benedetti is offered an equivalent position but elects to decline such position, Mr. Benedetti shall have the right to terminate his employment with Petrobank, in which case he shall be entitled to the same severance payment as would be payable by Petrobank in the event that Petrobank terminated Mr. Benedetti's employment without cause. If Mr. Benedetti is offered a position with Petrobank or one of its affiliates that is an equivalent position (except with regard to location), he may elect to terminate the Senior VP Agreement, in which case Petrobank must provide payment of half of a month of base compensation per completed year of service, with a minimum of one and a half months of base compensation. The Senior VP Agreement generally defines a "change of control" to include: the sale of all or substantially all of Petrobank's assets, except in the case of a swap of assets; the acquisition hereafter, directly or indirectly, by any person or group of persons acting jointly or in concert, of that number of Petrobank's voting shares which is equal to or greater than 50 percent of Petrobank's issued and outstanding voting shares immediately after such acquisition, but excluding any issue or sale of voting shares in connection with a distribution to the public either by way of prospectus or private placement, or any issue or sale of voting shares to a person or group of persons for purposes of effecting an acquisition of assets, directly or indirectly, by Petrobank; or the election at a Meeting of Petrobank's shareholders of that number of persons which would represent a majority of the Board, as Petrobank's directors who are not included in the slate for election as directors proposed to Petrobank's shareholders by management of Petrobank.

Vice President, Operations

The terms of Mr. Holliday's employment agreement (the "VP Operations Agreement") include that if Petrobank terminates the VP Operations Agreement at anytime otherwise then for cause, Petrobank will become obligated to pay Mr. Holliday a cash amount equal to one month base compensation per completed year of service with a minimum of three months of base compensation. In the event of a "change of control", if Petrobank does not provide Mr. Holliday any offer in writing within six weeks of a change of control event, or if Mr. Holliday is offered an equivalent position but elects to decline such position, he shall have the right to terminate his employment with Petrobank, in which case he shall be entitled to the same severance payment as would be payable by Petrobank in the event that it terminated Mr. Holliday's employment without cause. If Mr. Holliday is offered a position with Petrobank or one of its affiliates that is an equivalent position (except with regard to location), he may elect to terminate the VP Operations Agreement, in which case Petrobank must provide payment of one half of a month of base compensation per completed year of service, with a minimum of one and a half of a month of base compensation. The VP Operations Agreement generally defines a "change of control" to include: the sale of all or substantially all of Petrobank's assets except in the case of a swap of assets; the acquisition hereafter, directly or indirectly, by any person or group of persons acting jointly or in concert, of that number of voting shares of Petrobank which is equal to or greater than 50 percent of the total issued and outstanding voting shares of Petrobank immediately after such acquisition, but excluding any issue or sale of voting shares of Petrobank in connection with a distribution to the public either by way of prospectus or private placement, or any issue or sale of voting shares to a person or group of persons for purposes of effecting an acquisition of assets, directly or indirectly, by Petrobank; or the election at a meeting of Petrobank's shareholders of that number of persons which would represent a majority of the Board of Directors, as directors of Petrobank who are not included in the slate for election as directors proposed to Petrobank's shareholders by management of Petrobank.

Corporate Controller

The terms of Ms. Morales' employment agreement (the "Corporate Controller Agreement") include that if Petrobank terminates the Corporate Controller Agreement at anytime otherwise then for cause, Petrobank will become obligated to pay Ms. Morales a cash amount equal to one month of base compensation per completed year of service with a minimum three months of base compensation. In the event of a "change of control", if Petrobank does not provide Ms. Morales any offer in writing within six weeks of a change of control event, or if Ms. Morales is offered a position which is not an equivalent position and elects to decline such position, she shall have the right to terminate her employment with Petrobank, in which case she shall be entitled to the same severance payment as would be payable by Petrobank in the event that it terminated Ms. Morales's employment without cause. If Ms. Morales is offered an equivalent position but elects to decline such position, she may elect to terminate the Corporate Controller Agreement, in which case Petrobank must provide payment of one half of a months base compensation per completed year of service, with a minimum of one and a half of a month of base compensation. The Corporate Controller Agreement generally defines a "change of control" to include: the sale of all or substantially all of Petrobank's assets except in the case of a swap of assets; the acquisition hereafter, directly or indirectly, by any person or group of persons acting jointly or in concert, of that number of voting shares of Petrobank which is equal to or greater than 50 percent of the total issued and outstanding voting shares of Petrobank immediately after such acquisition, but excluding any issue or sale of voting shares of Petrobank in connection with a distribution to the public either by way of prospectus or private placement, or any issue or sale of voting shares to a person or group of persons for purposes of effecting an acquisition of assets, directly or indirectly, by Petrobank; or the election at a meeting of Petrobank's shareholders of that number of persons which would represent a majority of the Board of Directors, as directors of Petrobank who are not included in the slate for election as directors proposed to Petrobank's shareholders by management of Petrobank.

Management Services Agreement

Petrobank and the Company entered into a Management Services Agreement dated May 3, 2006 (the "Management Services Agreement") which provides that Petrobank will provide Petrominerales with the services of John D. Wright and Corey C. Ruttan, as President and Chief Executive Officer and Chief Financial Officer, respectively, and that Petrobank shall manage and administer the business of the Company on an as needed basis from time to time. It is the intention of the parties that Messrs. Wright and Ruttan allocate their time equally between providing services in their respective roles with Petrobank and the Company. The Management Services Agreement expires on April 30, 2007 but is automatically renewed annually unless one months' notice is given by either party prior to the commencement of the next term. Petrominerales will pay Petrobank a monthly fee of $75,000 for the services provided under the Management Services Agreement. The Management Services Agreement may be terminated by either party upon 30 days' notice and payment by the Company of all fees and expenses owing under the Management Services Agreement.

Summary of Directors' Compensation

The Company's directors do not have service contracts. All directors are reimbursed for reasonable expenses incurred by them in their capacity as directors, including travel and other out of pocket expenses incurred in connection with meetings of the board of directors or any committee of the board of directors. In addition, the Company has a director's compensation program that includes a combination of stock options and cash compensation that is reflective of required time commitments to the Board of Directors and its various committees. Each of the non-management directors will receive • stock options in addition to their annual retainer, that vest evenly over a four-year period upon re-election at each annual meeting of the shareholders starting in 2007. If a director is not re-elected, all unvested options will be cancelled. The following table sets out

the cash compensation that is in effect and will be paid at the end of the service period following each year's annual meeting of the shareholders.

Position	Annual Retainer
Chairman	$16,000
Non-management Director	$12,000
Committee Chair	$ 2,000
Audit Committee Member	$ 5,000
Reserve Committee Member	$ 2,000
Compensation Committee Member	$ 2,000

Directors' and Officers' Liability Insurance

The Company does not directly carry directors' and officers' liability insurance for any of the Company's directors or officers, as each of those individuals is covered by Petrobank's directors' and officers' liability insurance, including for acts carried out while acting for the Company. The Company plans to investigate the cost and appropriateness of obtaining this insurance directly at a later date, as required.

Key Man Insurance

The Company does not carry key man insurance on any of the Company's executives to date. The Company may investigate the cost and appropriateness of obtaining this insurance at a later date.

Stock Option Plan

The Company has adopted a stock option plan (the "Plan") pursuant to which the Company may grant stock options to employees or insiders of the Company or to any other person or company engaged to provide ongoing management or consulting services for the Company or for any entity controlled by the Company (collectively, "Service Providers"). The purpose of the Plan is to secure for the Company and its shareholders the benefits of incentives inherent in share ownership by Service Providers who, in the judgment of the Board of Directors, will be largely responsible for its future growth and success.

The Plan contains provisions that limit issuances to insiders so that the maximum number of Common Shares that may be reserved for issuance to insiders pursuant to options granted under the Plan and any other share compensation arrangement is 10 percent of the aggregate number of Common Shares issued and outstanding. The maximum number of Common Shares that may be issued to insiders under the Plan and any other share compensation arrangement within a one year period is 10 percent of the aggregate Common Shares issued and outstanding; provided that, the maximum number of Common Shares that may be issued to any one insider or such insider's associates under the Plan within a one year period is 5 percent of the aggregate number of Common Shares issued and outstanding. In addition, not greater than 5 percent of the issued and outstanding Common Shares may be available for issuance to any one person under the Plan.

For the purposes of the Plan, a "share compensation arrangement" means any stock option, stock option plan, employee stock purchase plan or any other compensation or incentive mechanism (other than the Company's Deferred Share Compensation Plan) involving the issuance or potential issuance of Common Shares, including a share purchase from treasury which is financially assisted by the Company by way of a loan, guarantee or otherwise.

The exercise price of options granted under the Plan will be fixed by the Board of Directors at the time of grant; provided that, such exercise price may not be less than the market price of the Common Shares on the date of the grant. For the purposes of the Plan, the market price means the volume weighted average trading price of the Common Shares on the Toronto Stock Exchange for the five trading days prior to the date of the grant (or such other stock exchange in Canada if not then listed and posted for trading on the Toronto Stock Exchange) and if the Common Shares are not listed and posted for trading on any stock exchange in Canada, the Board of Directors will determine the market price. No Common Shares will be issued upon the exercise of options until the full purchase price is received. Options granted under the Plan will vest as determined by the

Board of Directors and will be exercisable for a period generally not exceeding five years, as determined by the Board of Directors, but in any event the option period shall not exceed ten years from the date of grant.

The Plan provides that subject to the rules and regulations of the Toronto Stock Exchange and any other applicable laws, the Board of Directors may at any time authorize the Company to loan money to a Service Provider on such terms and conditions as the Board of Directors in its sole discretion may determine, to assist such Service Provider to exercise an option held.

The Plan also includes provision for a cashless option exercise right (the "Put Right"). Under the Put Right, optionholders can request that the Company purchase for cash all or any part of their options at a price being the difference between the current market price of the Common Shares, or a lower price as the Board of Directors may determine, and the exercise price of each option. Upon acceptance of the Put Right by the Company, the Company will deliver a cheque to the exercising optionholder within three business days of receipt of notice exercising this Put Right.

All benefits, rights and options accruing to any participant in accordance with the terms and conditions of the Plan shall not be transferable or assignable unless specifically provided in the Plan. During the lifetime of a Service Provider, all benefits, rights and options may only be exercised by the Service Provider.

Following the Closing, it is anticipated that options equivalent to two-to-five percent of the aggregate number of Common Shares then outstanding will be granted to directors, officers and employees of the Company at an exercise price per Common Share equal to the Offering Price. The options will typically vest as to one quarter on each of the first, second, third and fourth anniversaries of the date of grant.

Deferred Share Compensation Plan

The Company has a Deferred Share Compensation Plan ("DSU Plan") in order to provide effective incentives for the directors, officers and employees of the Company to promote the success and business of the Company and to reward such directors, officers and employees in relation to the long-term performance and growth of the Company by encouraging ownership of Common Shares of the Company.

There are two components to the DSU Plan: (i) a deferred grant to directors of the Company of such number of Common Shares per calendar year which is approved by the Board of Directors from time to time; and (ii) a deferred grant to officers and employees of the Company who are approved by the Board of Directors of such number of Common Shares per calendar year as is approved by the Board of Directors. Compensation is payable pursuant to the DSU Plan in the form of a deferred grant of Common Shares.

A director, officer or employee of the Company will not be entitled to elect to be issued any of the Common Shares which he or she has been granted until a period of three years has passed since the date of grant of such Common Shares or until the director, officer or employee ceases to be a director, officer or employee of the Company, whichever is earlier. Common Shares which a director, officer or employee is entitled to receive pursuant to the DSU Plan will not be issued until the director, officer or employee has delivered to the Company an election in writing that the Common Shares be issued together with payment to the Company in the amount of $0.05 for each Common Share issued. A director, officer or employee shall have no right to receive Common Shares granted to him or her which have not been issued on the date that is ten years following the date of grant.

The DSU Plan provides that the number of Common Shares that are issuable to a director, officer or employee pursuant to the DSU Plan shall be increased on each date on which a cash dividend is paid to shareholders by an amount equal to the product of the number of the Common Shares which remain issuable and the fraction which has as its numerator the cash dividend paid, expressed as an amount per Common Share and which has as its denominator the weighted average trading price of Common Shares on the Toronto Stock Exchange for the ten trading days preceding the record date for such dividend.

The total number of Common Shares issuable pursuant to the DSU Plan, subject to adjustment in accordance with the DSU Plan, including adjustments for cash dividends paid on the Common Shares, shall not exceed 500,000 Common Shares. Currently, no grants have been made under the DSU Plan.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

No director or executive officer of the Company, nor any of their associates or affiliates, nor any employee of the Company is or has been indebted to the Company since the beginning of the most recently completed financial year of the Company, nor is, or at any time since the beginning of the most recently completed financial year of the Company has, any indebtedness of any such person been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.

PRINCIPAL SHAREHOLDERS AND SELLING SHAREHOLDER

As at the date hereof, all of the ● issued and outstanding Common Shares are held by the Selling Shareholder, a wholly-owned subsidiary of Petrobank. See "Prior Sales" for a description of the issuances of Common Shares to the Selling Shareholder. Upon completion of the Offerings, it is expected that Petrobank will hold, through the Selling Shareholder, approximately ● percent of the issued and outstanding Common Shares. See "Plan of Distribution".

The Selling Shareholder was incorporated under the *International Business Companies Act*, 2000 (Bahamas) on December 23, 1996 and is a direct wholly-owned subsidiary of Petrobank. The Selling Shareholder's registered office is located at Mareva House, 4 George Street, Nassau, Bahamas.

Petrobank was incorporated under the *Business Corporations Act* (Alberta) on December 1, 1983. Petrobank's principal office and head office is located at Suite 2600, 240 - 4th Avenue S.W., Calgary, Alberta T2P 4H4 and its registered office is located at Suite 3300, 421 - 7th Avenue S.W., Calgary, Alberta T2P 4K9. Petrobank is an oil and natural gas exploration and production company with operations in western Canada and Colombia. See "Promoter".

PLAN OF DISTRIBUTION

This prospectus qualifies the distribution of ● Offered Shares pursuant to the Treasury Offering and ● Offered Shares pursuant to the Secondary Offering, in each case at the Offering Price of $ ● per Offered Share for gross proceeds to the Company of $ ● and to Petrobank of $ ● , respectively. In this regard, the Company, Petrobank, the Selling Shareholder and the Agents entered into an agency agreement dated ● , 2006 (the "Agency Agreement") wherein the Agents agreed to obtain subscriptions for the Offered Shares on a "best efforts" basis at the Offering Price, subject to the conditions described in the Agency Agreement. The Agents have no obligation to purchase any of the Offered Shares.

The Company has granted the Over-Allotment Option to the Agents pursuant to which the Agents will have the option to purchase up to an additional ● Common Shares at a price equal to the Offering Price. The Over-Allotment Option is exercisable in whole or in part, at any time on or before the date that is 30 days following the Closing Date. A cash commission equal to six percent of the aggregate gross proceeds of the Offerings ($ ● per Offered Share), for an aggregate cash commission of $ ● will be paid to the Agents ($ ● in the event the Over-Allotment Option is exercised in full). The cash commission will be paid by the Company and the Selling Shareholder on a pro rata basis based on the number of Offered Shares sold under the Offerings (and any Offered Shares sold pursuant to the exercise of the Over-Allotment Option).

The Offering Price was determined based upon arm's length negotiations among the Company, Petrobank and the Agents and is in Canadian dollars.

The Agents will form a selling group with other registered investment dealers to market a portion of the Offerings. Any fees payable to members of such selling group will be paid by the Agents out of their fee. The Agents and the Company have made arrangements with DnB NOR Bank ASA to assist in marketing a portion of the Offerings to investors in Norway and elsewhere in Europe.

The Company, the Selling Shareholder and Petrobank have agreed, subject to certain limited exceptions, not to directly or indirectly issue, sell, offer, grant an option or right in respect of, or otherwise dispose of, or agree to or announce any intention to, issue, sell, offer, grant an option or right in respect of, or otherwise dispose of, any additional Common Shares or any securities convertible or exchangeable into Common Shares,

other than pursuant to: (i) the exercise of the Over-Allotment Option; (ii) the grant or exercise of stock options and other similar issuances pursuant to any stock option plan or similar share compensation arrangements in place at or prior to the Closing Date; and (iii) the issue of Common Shares upon exercise of convertible securities, warrants or options outstanding prior to the Closing Date, for a period of 180 days from the Closing Date (the "Lock-Up Period"), without the prior written consent of Haywood Securities Inc. and TD Securities Inc., such consent not to be unreasonably withheld.

In addition, each of the proposed directors and officers of the Company has agreed, in consideration of the benefit that the Offerings will confer on such persons, that during the Lock-Up Period, each will not, directly or indirectly, offer, sell, contract to sell, grant any option to purchase, make any short sale, or otherwise dispose of, transfer, or announce any intention to do so, any Common Shares, whether now owned or acquired after the date of this prospectus and prior to the Closing Date, owned directly or indirectly, or under their control or direction, or with respect to which each has beneficial ownership, or enter into any transaction or arrangement that has the effect of transferring, in whole or in part, any of the economic consequences of ownership of Common Shares, other securities, cash or otherwise, other than pursuant to a take-over bid made generally to all of the holders of Common Shares, except as set out in a pooling agreement to be negotiated between the Company and Haywood Securities Inc. and TD Securities Inc.

Pursuant to policy statements of the Ontario Securities Commission, the Agents may not, throughout the period of distribution, bid for or purchase Common Shares. The foregoing restriction is subject to exceptions, on the condition that the bid or purchase not be engaged in for the purpose of creating actual or apparent active trading in, or raising the price of the Common Shares. The Company has been advised that in connection with the Offerings and pursuant to the first-mentioned exception, the Agents may over-allot or effect transactions which stabilize or maintain the price of the Common Shares at levels other than those which might otherwise prevail on the open market. Such transactions, if commenced may be discontinued at any time.

The Offered Shares have not been and will not be registered under the 1933 Act, and, subject to certain exceptions, may not be offered or sold in the United States or to or for the account of a "U.S. person" (as defined in Regulation S promulgated under the 1933 Act), and, subject to certain exceptions, may not be offered, sold or otherwise disposed of, directly or indirectly, within the United States or its territories or possessions or to or for the account or benefit of any U.S. person except in transactions exempt from registration under the 1933 Act and under the securities laws of any applicable state.

The Company, the Selling Shareholder and Petrobank have agreed to indemnify the Agents and their respective affiliates, directors, officers, employees, partners, agents and shareholders (the "Indemnified Parties") against certain claims with which the Indemnified Parties may become involved in any capacity in so far as the claims relate to performance of the professional services of the Agents pursuant to the Agency Agreement.

Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that the certificates representing the Offered Shares will be available for delivery at the Closing Date.

The Offered Shares held by Canadian shareholders will be settled through the system operated by CDS & Co., the registration name for The Canadian Depository for Securities Limited.

MARKET FOR SECURITIES

There is currently no market through which the Common Shares may be sold and purchasers may not be able to resell Offered Shares purchased under this prospectus.

PRIOR SALES

The Company has not issued any Common Shares in the 12-month period prior to the date of this prospectus, except 100 Common Shares issued to the Selling Shareholder on April 20, 2006 for cash consideration of US$100 in connection with the incorporation and organization of the Company and • Common Shares issued to the Selling Shareholder in connection with the completion of the Reorganization Transactions on • , 2006. Pursuant to the Reorganization Transactions, the Selling Shareholder exchanged

12,000 common shares of PCL, being all of the issued and outstanding shares of PCL, held by the Selling Shareholder, for ● newly issued Common Shares of Petrominerales. The Reorganization Transactions did not involve the payment of any cash consideration by any of the Selling Shareholder, Petrominerales or PCL. See "General Development of the Business — Reorganization Transactions".

PCL has not issued any Common Shares in the 12-month period prior to the date of this prospectus. All subsequent contributed capital to PCL has been in the form of contributed surplus.

OPTIONS TO PURCHASE SECURITIES

The Company expects to initially issue stock options exercisable into Common Shares to directors, officers and employees of the Company, at an exercise price equal to the Offering Price, as follows:

	Estimated Options as a Percentage of the Common Shares Outstanding Following Completion of the Offerings
Directors and Officers	●
Employees	●
Total	●

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of McCarthy Tétrault LLP, counsel to the Company, and Blake, Cassels & Grayson LLP, counsel to the Agents, the following is, as of the date hereof, a general summary of the principal Canadian federal income tax considerations applicable to a purchaser of Offered Shares pursuant to this Offering. This summary is applicable only to a purchaser who, at all relevant times, is resident in Canada, deals at arm's length and is not affiliated with the Company, and who will acquire and hold such Offered Shares as capital property (a "Holder") and in respect of whom the Company is not a foreign affiliate, all within the meaning of the Tax Act. Any Offered Shares will generally be considered to be capital property to a Holder unless the Holder holds such securities in the course of carrying on a business or has acquired them in a transaction or transactions considered to be an adventure in the nature of trade.

This summary does not apply to a Holder that is a "financial institution" for purposes of the mark-to-market provisions of the Tax Act.

This summary is based upon the current provisions of the Tax Act and the regulations thereunder, all specific proposals to amend the Tax Act (the "Tax Proposals") which have been announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof, and counsel's understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency (the "CRA"). This summary assumes that the Tax Proposals will be enacted in the form proposed and does not take into account or anticipate any other changes in law, whether by way of judicial, legislative or governmental decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ from the Canadian federal income tax considerations discussed herein. No assurances can be given that such Tax Proposals will be enacted as proposed or at all, or that legislative, judicial or administrative changes will not modify or change the statements expressed herein.

This summary is not exhaustive of all possible Canadian federal income tax considerations applicable to an investment in Offered Shares. The following description of income tax matters is of a general nature only and is not intended to be, nor should it be construed to be, legal or income tax advice to any particular Holder. It does not address the tax considerations relevant to a Holder that borrows in order to acquire Offered Shares. Holders are urged to consult their own income tax advisors with respect to the tax consequences applicable to them based on their own particular circumstances.

Foreign Investment Entity Status

On July 18, 2005, the Minister of Finance (Canada) released revised draft legislation relating to the income tax treatment of investments by Canadian residents in non-resident entities that constitute "foreign investment

entities" ("FIEs") applicable for taxation years commencing after 2002 (the "FIE Tax Proposals"). In general terms, the FIE Tax Proposals, as currently drafted, would apply to require a Holder that holds a "participating interest" (that is not an "exempt interest") in a non-resident entity that is a FIE at the entity's taxation year-end to take into account in computing the Holder's income for the Holder's taxation year that includes such taxation year-end: (i) an amount based on a prescribed rate of return on the "designated cost" of such participating interest held by the Holder at the end of each month ending in the Holder's taxation year at which time the participating interest is held by the Holder; (ii) in certain limited circumstances, any gains or losses accrued on such participating interest for the year; or (iii) in certain limited circumstances, the Holder's proportionate share of the FIE's income (or loss) for the year calculated using Canadian tax rules. For the purposes of the FIE Tax Proposals, the Offered Shares will constitute participating interests in the Company.

The Company will not be a FIE at the end of a taxation year provided that, at that time, the "carrying value" of all of the Company's "investment property" is not greater than one-half of the "carrying value" of all of its property or, throughout the taxation year, its principal undertaking was the carrying on of a business other than an investment business as determined for purposes of the FIE Tax Proposals. The Company is of the view, and has advised counsel, that if the Company had a taxation year-end on the Closing Date, the Company would not be a FIE on that date on the basis that on the Closing Date the carrying value of its investment property would not be greater than one-half of the carrying value of all of its property. However, the determination of whether or not the Company is a FIE must be made on an annual basis at the end of each taxation year-end of the Company and no assurances can be given that the Company will not be a FIE at the end of any of its taxation years.

Foreign Property Information Reporting

A Holder that is a "specified Canadian entity" for a taxation year or a fiscal period and whose total cost amount of "specified foreign property", including the Offered Shares, at any time in the year or fiscal period exceeds $100,000 (as such terms are defined in the Tax Act) will be required to file Form T-1135 for the year or period disclosing prescribed information. Subject to certain exceptions, a Holder will generally be a specified Canadian entity. Holders should consult their own tax advisors regarding these rules.

Disposition of Offered Shares

A Holder who disposes of or is deemed to have disposed of an Offered Share will realize a capital gain (or incur a capital loss) equal to the amount by which the proceeds of disposition in respect of the Offered Share exceed (or are exceeded by) the aggregate of the adjusted cost base of such Offered Share and any reasonable expenses associated with the disposition.

Generally, one-half of any capital gain (a "taxable capital gain") realized must be included in the Holder's income and one-half of any capital loss (an "allowable capital loss") offsets taxable capital gains realized by the Holder in the same taxation year, and any excess is generally deductible against net taxable capital gains in any of the three prior years or in any subsequent year in the circumstances and to the extent provided in the Tax Act.

Capital gains realized by an individual and certain trusts may result in the individual or trust paying alternative minimum tax under the Tax Act.

A Holder that is a Canadian-controlled private corporation (as defined in the Tax Act) throughout the relevant taxation year may be subject to the 6⅔ percent refundable tax in respect of its aggregate investment income, which includes an amount in respect of taxable capital gains.

Taxation of Dividends Received by Holders of Offered Shares

Dividends received or deemed to be received on the Offered Shares by a Holder who is an individual will be included in computing the Holder's income, but will not be eligible for the gross-up and dividend tax credit treatment normally applicable under the Tax Act to taxable dividends received from taxable Canadian corporations.

Dividends received or deemed to be received on the Offered Shares by a Holder that is a corporation generally will be included in computing the Holder's income, but will not be entitled to the inter-corporate

dividend deduction in computing taxable income which generally applies to dividends received from taxable Canadian corporations.

A Holder that is a Canadian-controlled private corporation (as defined in the Tax Act) throughout the relevant taxation year may be subject to the 6⅔ percent refundable tax in respect of its aggregate investment income, which includes an amount in respect of dividends on the Offered Shares.

RISK FACTORS

An investment in Common Shares is speculative and involves a high degree of risk that should be considered by potential investors. An investor should carefully consider the following risk factors in addition to the other information contained in this prospectus before purchasing Common Shares. The risks and uncertainties below are not the only ones the Company is facing. The following information is a summary only of certain risk factors and is qualified in its entirety by reference to, and must be read in conjunction with, the detailed information appearing elsewhere in this prospectus. In addition, there are additional risks and uncertainties that we do not presently know or that we currently consider immaterial which may also impair the Company's business operations and cause the price of the Company's Common Shares to decline. If any of the following risks actually occur, the Company's business may be harmed and the Company's financial condition and results of operations may suffer significantly. In that event, the trading price of the Company's Common Shares could decline, and an investor may lose all or part of his or her investment.

Risks Related to the Company and its Business

Competition

The oil industry is intensely competitive. Competition is particularly intense in the acquisition of prospective oil properties and oil and gas reserves. Petrominerales' competitive position depends on its geological, geophysical and engineering expertise, its financial resources, its ability to develop its properties and its ability to select, acquire and develop proved reserves. Petrominerales competes with a substantial number of other companies having larger technical staffs and greater financial and operational resources. Many such companies not only engage in the acquisition, exploration, development and production of oil reserves, but also carry on refining operations and market refined products. Petrominerales also competes with major and independent oil companies and other industries supplying energy and fuel in the marketing and sale of oil to transporters, distributors and end users, including industrial, commercial and individual consumers. Petrominerales also competes with other oil companies in attempting to secure drilling rigs and other equipment necessary for drilling and completion of wells. Such equipment may be in short supply from time to time, and has been in particularly short supply recently due to the increase in the market price of oil. In addition, equipment and other materials necessary to construct production and transmission facilities may be in short supply from time to time. Finally, companies not previously investing in oil may choose to acquire reserves to establish a firm supply or simply as an investment. Such companies will also provide competition for Petrominerales.

Marketability of Production

The marketability and ultimate commerciality of oil acquired or discovered is affected by numerous factors beyond the control of Petrominerales. These factors include reservoir characteristics, market fluctuations, the proximity and capacity of oil pipelines and processing equipment and government regulation. Oil operations (exploration, production, pricing, marketing and transportation) are subject to extensive controls and regulations imposed by various levels of government, which may be amended from time to time. See "Industry Conditions". Restrictions on the ability to market the Company's production could have a material adverse effect on the Company's revenues and financial position.

Commodity Price Fluctuations

Crude oil prices are unstable and are subject to fluctuation. Any material decline in prices could result in a reduction of Petrominerales' net production revenue and overall value and could result in ceiling test write-downs. It may become uneconomic to produce from some wells as a result of lower prices, which could result in a reduction in the volumes and value of Petrominerales' reserves. Petrominerales might also elect not to produce from certain wells at lower prices. All of these factors could result in a material decrease in Petrominerales' net

production revenue causing a reduction in its acquisition and development activities. A substantial material decline in prices from historical average prices could reduce the Company's ability to borrow funds.

Nature of the Oil Business

An investment in Petrominerales should be considered speculative due to the nature of the Company's involvement in the exploration for, and the acquisition, development and production of, crude oil in Colombia. The volume of production from oil and natural gas properties generally declines as reserves are depleted, with the rate of decline depending on reservoir characteristics. The Company's proved reserves will decline as reserves are produced from its properties unless it is able to acquire or develop new reserves. The business of exploring for, developing or acquiring reserves is capital intensive. To the extent cash flow from operations is reduced and external sources of capital become limited or unavailable, the Company's ability to make the necessary capital investment to maintain or expand the Company's asset base of oil reserves will be impaired. In addition, there can be no assurance that even if the Company is able to raise capital to develop or acquire additional properties to replenish the Company's reserves, the Company's future exploration, development and acquisition activities will result in additional proved reserves or that the Company will be able to drill productive wells at acceptable costs.

The cost of drilling, completing and operating wells is often uncertain, and drilling operations may be curtailed, delayed or cancelled as a result of a variety of factors, including unexpected drilling conditions, pressure or irregularities in formations, equipment failures or accidents, adverse weather conditions, compliance with governmental requirements and shortages or delays in the availability of drilling rigs and the delivery of equipment. With the exception of the Company's interest in the Orito and Neiva fields, the properties in which the Company has an interest are prospects in which the presence of oil reserves in commercial quantities has not been established. There is no certain way to know in advance whether any of the Company's prospects will yield oil in commercial quantities.

Hedging Activities

From time to time the Company may enter into agreements to receive fixed prices on its oil production to offset the risk of revenue losses if commodity prices decline; however, if commodity prices increase beyond the levels set in such agreements, the Company will not benefit from such increases.

Financial Resources

The Company's cash flow from operations may not be sufficient to fund its ongoing activities and implement its business plans. From time to time the Company may enter into transactions to acquire assets or the shares of other companies. These transactions along with the Company's ongoing operations may be financed partially or wholly with debt, which may increase the Company's debt levels above industry standards. Depending on future exploration and development plans, the Company may require additional financing, which may not be available or, if available, may not be available on favourable terms. Failure to obtain such financing on a timely basis could cause the Company to forfeit or forego various opportunities that would otherwise be beneficial to the Company and its shareholders.

International Operations

International operations are subject to political, economic and other uncertainties, including but not limited to, risk of terrorist activities, revolution, border disputes, expropriation, renegotiations or modification of existing contracts, import, export and transportation regulations and tariffs, taxation policies, including royalty and tax increases and retroactive tax claims, exchange controls, limits on allowable levels of production, currency fluctuations, labour disputes and other uncertainties arising out of foreign government sovereignty over the Company's international operations. The Company's operations may also be adversely affected by applicable laws and policies of Colombia, the effect of which could have a negative impact on the Company.

Foreign Currency and Fiscal Matters

The Company's operations and expenditures are to some extent paid in foreign currencies. As a result, the Company is exposed to market risks resulting from fluctuations in foreign currency exchange rates. A material drop in the value of any such foreign currency could result in a material adverse effect on the Company's cash flow and revenues. Currently, there are no significant restrictions on the repatriation of capital and distribution of earnings from Colombia to foreign entities. There can be no assurance, however, that restrictions on repatriation of capital or distributions of earnings from Colombia will not be imposed in the future. Amendments to current taxation laws and regulations which alter tax rates and/or capital allowances could have a material adverse impact on Petrominerales. Petrominerales also has a subsidiary that is incorporated in a different tax jurisdiction.

To the extent revenues and expenditures denominated in or strongly linked to the U.S. dollar are not equivalent, the Company is exposed to exchange rate risk. The Company is exposed to the extent U.S. dollar revenues do not equal U.S. dollar expenditures. In addition, a portion of expenditures in Colombia are denominated in Pesos, which are difficult to hedge. The Company is not currently using exchange rate derivatives to manage exchange rate risks. In addition, the Company's results will be reported in Canadian dollars and foreign currency denominated monetary balances could result in gains and losses that may increase the variability of earnings.

Political and Regulatory

The oil and gas industry in general is subject to extensive government policies and regulations, which result in additional cost and risk for industry participants. Environmental concerns relating to the oil and gas industry's operating practices are expected to increasingly influence government regulation and consumption patterns which favour cleaner burning fuels such as natural gas. The Company is uncertain as to the amount of operating and capital expenses that will be required to comply with enhanced environmental regulation in the future. The Company is also subject to changing and extensive tax laws, the effects of which cannot be predicted. Among other things, the Company and PCL are subject to regulatory filings with respect to the repatriation of funds to its shareholders which must be complied with to avoid sanctions. Legal requirements are frequently changed and subject to interpretation, and the Company is unable to predict the ultimate cost of compliance with these requirements or their effect on its operations. Existing laws or regulations, as currently interpreted or reinterpreted in the future, or future laws or regulations may change in the future and materially adversely affect the Company's results of operations and financial condition.

Petrominerales is conducting exploration and development activities in Colombia, and is dependent on receipt of government approvals or permits to develop its properties. Based on past performance, Petrominerales believes that the government of Colombia supports the exploration and development of its oil properties by foreign companies. Nevertheless, there is no assurance that future political conditions in Colombia will not result in the government adopting different policies respecting foreign development and ownership of oil, environmental protection and labour relations. This may affect the Company's ability to undertake exploration and development activities in respect of present and future properties, as well as its ability to raise funds to further such activities. Any delays in receiving government approvals or permits or no objection certificates may delay the Company's operations or may affect the status of the Company's contractual arrangements or its ability to meet its contractual obligations.

Legal Systems

The Company is incorporated in the Bahamas. PCL, which represents substantially all of the Company's assets, is incorporated in Bermuda and carries on all of its material operations in Colombia. Accordingly, the Company is subject to the legal systems and regulatory requirements of a number of jurisdictions with a variety of requirements and implications for shareholders of the Company. Exploration and development activities outside Canada may require protracted negotiations with host governments, national oil companies and third parties. Foreign government regulations may favour or require the awarding of drilling contracts to local contracts or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. If a dispute arises with foreign operations, the Company may be subject to the exclusive jurisdiction

of foreign courts or may not be successful in subjecting foreign persons, especially foreign oil ministries and national oil companies, to the jurisdiction of the Canada.

Colombia may have a less developed legal system than jurisdictions with more established economies, which may result in risks such as: (i) effective legal redress in the courts of such jurisdictions, whether in respect of a breach of law or regulation or in an ownership dispute, being more difficult to obtain; (ii) a higher degree of discretion on the part of governmental authorities; (iii) the lack of judicial or administrative guidance on interpreting applicable rules and regulations; (iv) inconsistencies or conflicts between and within various laws, regulations, decrees, orders and resolutions; or (v) relative inexperience of the judiciary and courts in such matters. In certain jurisdictions the commitment of local business people, government officials and agencies and the judicial system to abide by legal requirements and negotiated agreements may be more uncertain, creating particular concerns with respect to licenses and agreements for business. These may be susceptible to revision or cancellation and legal redress may be uncertain or delayed. There can be no assurance that joint ventures, licenses, license applications or other legal arrangements will not be adversely affected by the actions of government authorities or others and the effectiveness of and enforcement of such arrangements in these jurisdictions cannot be assured.

Security

Colombia has a publicized history of security problems associated with kidnapping and activities of certain political and narcotics terrorist groups. The Company and its personnel are subject to these risks. It is difficult to obtain insurance coverage to protect against incidents involving such groups and, as a result, the Company's insurance program excludes this coverage. Consequently, incidents involving such groups in the future, whether directed at the Company or at the industry in Colombia generally, could negatively affect investors' confidence in the Company and its prospects, resulting in a reduction in the Company's trading price and ability to raise new financing. In addition to the potential effect of direct terrorist activities against the Company's facilities, increased kidnapping and terrorist activity in Colombia generally may disrupt supply chains and discourage qualified individuals from being involved with the Company's operations.

The Company's Oil Production Could Vary Significantly From Reported Reserves

The Company's reserve evaluations have been prepared in accordance with NI 51-101. There are numerous uncertainties inherent in estimating quantities of reserves and cash flows to be derived therefrom, including many factors that are beyond the control of the Company. The reserves information set forth in this prospectus represent estimates only. The reserves from the Company's properties have been independently evaluated by D&M in the D&M Reports. The D&M Reports include a number of assumptions relating to factors such as initial production rates, production decline rates, ultimate recovery of reserves, timing and amount of capital expenditures, marketability of production, future prices of oil, operating costs and royalties and other government levies that may be imposed over the producing life of the reserves. These assumptions were based on price forecasts in use at the date the relevant evaluations were prepared and many of these assumptions are subject to change and are beyond the control of the Company. Actual production and cash flows derived therefrom will vary from these evaluations, and such variations could be material. These evaluations are based, in part, on the assumed success of exploitation activities intended to be undertaken in future years. The reserves and estimated cash flows to be derived therefrom contained in such evaluations will be reduced to the extent that such exploitation activities do not achieve the level of success assumed in the evaluations.

The Company is subject to risks related to its operations in Colombia, including those related to the development, production, marketing, transportation of crude oil, taxation and environmental and safety matters. The Company may be adversely affected by changes in governmental policies or social instability or other political or economic developments in Colombia that are outside the Company's control including among other things, expropriation, risks of war and terrorism, foreign exchange and repatriation restrictions, changing political conditions and monetary fluctuations and changing governmental policies including taxation policies.

Canadian GAAP requires that management apply certain accounting policies and make certain estimates and assumptions, which affect reported amounts in the consolidated financial statements of the Company. The accounting policies may result in non-cash charges to net income and write-downs of net assets in the financial

statements. Such non-cash charges and write-downs may be viewed unfavourably by the market and result in an inability to borrow funds and/or may result in a decline in the trading price of the Common Shares.

Under Canadian GAAP, the net amounts at which petroleum costs on a property or project basis are carried are subject to a ceiling-test, which is based upon estimated future net cash flow from reserves. The carrying value is assessed to be recoverable when the sum of the undiscounted cash flows expected from the production of proved reserves, the lower of cost and market of unproved properties and the cost of significant development projects exceeds the carrying value. When the carrying value is not assessed to be recoverable, an impairment loss is recognized to the extent that the carrying value of assets exceeds the sum of the discounted cash flows expected from the production of proved and probable reserves, the lower of cost and market of unproved properties and the cost of significant development projects. A decline in the net value of oil properties could cause capitalized costs to exceed the cost ceiling, resulting in a charge against earnings.

"Resource" vs. "Reserves"

Throughout this document, Petrominerales has attempted to provide an appreciation of the potential that Petrominerales' asset base offers. In doing so, Petrominerales often uses terms such as "original oil-in-place" or "oil resource(s)". These terms refer to the estimated original resource size of a particular prospect and it should be distinguished from reserves. Reserves are the amount of hydrocarbons that are estimated to be economically recoverable from a particular resource base from a given date forward. Ultimate recoverable reserves can range widely depending on resource characteristics, available technologies and economic and contractual parameters.

Availability of Equipment and Access Restrictions

Oil exploration and development activities are dependent on the availability of drilling and related equipment in the particular areas where such activities will be conducted. Demand for such limited equipment or access restrictions may affect the availability of such equipment to the Company and may delay exploration and development activities. There can be no assurance that sufficient drilling and completion equipment, services and supplies will be available when needed. Shortages could delay the Company's proposed exploration, development, and sales activities and could have a material adverse effect on the Company's financial condition. If the demand for, and wage rates of, qualified rig crews rise in the drilling industry then the oil and gas industry may experience shortages of qualified personnel to operate drilling rigs. This could delay the Company's drilling operations and adversely affect the Company's financial condition and results of operations. To the extent Petrominerales is not the operator of its oil and gas properties, Petrominerales will be dependent on such operators for the timing of activities related to such properties and will be largely unable to direct or control the activities of the operators.

Operating Hazards

Oil exploration, development and production operations are subject to all the risks and hazards typically associated with such operations, including hazards such as fire, explosion, blowouts and oil spills, each of which could result in substantial damage to oil wells, production facilities, other property and the environment or in personal injury. In accordance with industry practice, the Company is not fully insured against all of these risks, nor are all such risks insurable. Although Petrominerales maintains liability insurance in an amount that it considers adequate and consistent with industry practice, the nature of these risks is such that liabilities could exceed policy limits, in which event Petrominerales could incur significant costs that could have a material adverse effect upon its financial condition. Oil production operations are also subject to all the risks typically associated with such operations, including premature decline of reservoirs and the invasion of water into producing formations.

Environmental

All phases of the oil business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of international conventions and state and municipal laws and regulations. Environmental legislation provides for, among other things, restrictions and prohibitions on spills, releases or emissions of various substances produced in association with oil and gas operations. The legislation also requires

that wells and facility sites be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities. Compliance with such legislation can require significant expenditures and a breach may result in the imposition of fines and penalties, some of which may be material. Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs. The discharge of oil, natural gas or other pollutants into the air, soil or water may give rise to liabilities to foreign governments and third parties and may require the Company to incur significant costs to remedy such discharge. No assurance can be given that changes in environmental laws or their application to the Company's operations will not result in a curtailment of production or a material increase in the costs of production, development or exploration activities or otherwise adversely affect the Company's financial condition, results of operations or prospects.

Reliance on Third Party Operators and Key Personnel

To the extent that the Company is not the operator of its properties, as is the case in Colombia where Ecopetrol operates Petrominerales' production at Orito and Neiva, the Company will be dependent upon other guarantors or third parties' operations for the timing of activities and will be largely unable to control the activities of such operators. In addition, the Company's success depends, to a significant extent, upon management and key employees. The loss of key employees could have a negative effect on the Company. Attracting and retaining additional key personnel will assist in the expansion of the Company's business. The Company faces significant competition for skilled personnel. There is no assurance that the Company will successfully attract and retain personnel required to continue to expand its business and to successfully execute its business strategy.

Cost of New Technologies

The oil and gas industry is characterized by rapid and significant technological advancements and introductions of new products and services utilizing new technologies. Other oil and gas companies may have greater financial, technical and personnel resources that allow them to enjoy technological advantages and may in the future allow them to implement new technologies before the Company does. There can be no assurance that the Company will be able to respond to such competitive pressures and implement such technologies on a timely basis or at an acceptable cost. One or more of the technologies currently utilized by the Company or implemented in the future may become obsolete. In such case, the Company's business, financial condition and results of operations could be materially adversely affected. If the Company is unable to utilize the most advanced commercially available technology, the Company's business, financial condition and results of operations could be materially adversely affected.

Conflicts of Interest

Upon completion of the Offerings, Petrobank will hold, through its ownership of the Selling Shareholder, • percent of the outstanding Common Shares. Accordingly, Petrobank will have the ability to control the composition of a majority of the Board of Directors and approve significant corporate events requiring shareholder approval, subject to requirements of applicable corporate law and stock exchange rules requiring approval of minority shareholders. Three of the seven directors of the Company are also directors of Petrobank, and Petrobank and the Company have a common chief executive officer and chief financial officer. The interests of Petrobank may not always be aligned with the interest of public shareholders of the Company.

In addition, certain of the directors of the Company may have associations with other oil and gas companies or with other industry participants with whom the Company does business. The directors of the Company are required by applicable corporate law to act honestly and in good faith with a view to the Company's best interests and to disclose any interest which they may have in any project or opportunity to the Company. However, their interests in the other companies may affect their judgment and cause such directors to act in a manner that is not necessarily in the best interests of the Company.

Relationship with Petrobank and the Selling Shareholder

Through the Management Services Agreement, the Technical Services Agreement, the Joint Operating Agreement, the Option Agreement and the Technology License Agreement, the Company will continue to have a close relationship with Petrobank and its affiliates, particularly with respect to senior management and heavy oil technology issues. To the extent that the applicable counterparties to these agreements are not able to fulfill their obligations under these agreements, this could have an adverse effect on the Company's operations and results.

The Share Exchange Agreement pursuant to which the Company acquired the shares of PCL (and indirectly, all of the Company's business) provides, in effect, that the shares of PCL are being acquired from the Selling Shareholder on an "as is" basis, with very limited representations and warranties. The Share Exchange Agreement does not require the Selling Shareholder to indemnify the Company with respect to matters relating to the Reorganization Transactions, including any liabilities that may arise with respect to environmental, tax or other matters. Although the Company is not aware of any material liabilities relating to PCL or its assets, there may be liabilities and contingencies that the Company does not discover until some time in the future, and for which Petrobank and the Selling Shareholder will not indemnify the Company. The discovery of any material liabilities or contingencies could have a material adverse effect on the Company's business, financial condition and results of operations.

Risks related to the Offerings

Absence of a Liquid, Public Market

Prior to the completion of the Offerings, there has been no public market for the Company's Common Shares and there can be no assurance that a liquid, public market will develop for the Company's Common Shares. The price at which the Offered Shares are being offered hereunder is determined through negotiations between the Company, Petrobank and the Agents. Among the factors to be considered in determining the price are the Company's future prospects and the prospects of the industry in general, sales, the Company's financial and operating information in recent periods, and the market prices of securities and certain financial and other operating information of companies engaged in activities similar to ours. The Offering Price may not be indicative of the market price for the Company's Common Shares after the Offerings, which price may decline below the Offering Price. See "Plan of Distribution".

Share Price Volatility

A number of factors could influence the volatility in the trading price of the Common Shares, including changes in the economy or in the financial markets, industry related developments, and the impact of changes in the Company's daily operations. Each of these factors could lead to increased volatility in the market price of the Common Shares. In addition, variations in earnings estimates by securities analysts and the market prices of the securities of the Company's competitors may also lead to fluctuations in the trading price of the Common Shares.

Discretion in the Use of Proceeds

The Company's management will have broad discretion concerning the use of the proceeds of the Treasury Offering as well as the timing of their expenditure. As a result, you will be relying on the judgment of management for the application of the proceeds of the Treasury Offering. The Company's management may use the net proceeds of the Treasury Offering in ways that you may not consider desirable. The results and the effectiveness of the application of the proceeds are uncertain. If the proceeds are not applied effectively, the results of the Company's operations may suffer.

Dividends

The Company has not declared or paid any cash dividends on the Common Shares to date. The payment of dividends in the future will be dependent on the Company's earnings and financial condition and on such other

factors as the Company's Board of Directors considers appropriate. Unless and until we pay dividends, shareholders may not receive a return on their Common Shares.

Dilution

The Offering Price of the Company's Common Shares significantly exceeds the net tangible book value per share of the Company's Common Shares. Accordingly, purchasers of Offered Shares will experience immediate and substantial dilution of their investment. Investors may be subject to further dilution if the Company sells additional Common Shares or issues additional Common Shares in connection with future acquisitions. In addition, Common Shares issued upon the exercise of outstanding stock options will lead to further dilution for purchasers in the Offerings.

The Selling Shareholder and the directors and officers of the Company have agreed, subject to certain restrictions, not to sell their Common Shares in the market for 180 days after the Closing Date. See "Plan of Distribution". However, upon the expiry of this hold period, the Selling Shareholder will be entitled to sell all or a portion of its shares, subject to certain restrictions under applicable securities laws. If a significant number of Common Shares are sold by the Selling Shareholder in the public market, or are expected to be sold, following the Offerings, the trading price of the Common Shares could be depressed. This could also hamper the Company's ability to raise capital by issuing additional equity securities.

Enforcement of Judgments

The Company and the Selling Shareholder are incorporated outside Canada and all of the Company's operations and related assets are located outside Canada. Although the Company has appointed McCarthy Tétrault LLP as agent for service of process, it may not be possible for investors to collect from the Company or the Selling Shareholder judgments obtained in Canadian courts predicated on the civil liability provisions of securities legislation.

Repatriation of Earnings

Currently there are no restrictions on the repatriation from Colombia of earnings to foreign entities. However, there can be no assurance that restrictions on repatriation of earnings from Colombia will not be imposed in the future. Exchange control regulations require that any proceeds in foreign currency originated on exports of goods from Colombia be repatriated to Colombia. However, purchase of foreign currency is allowed through any Colombian authorized financial entities for purposes of payments to foreign suppliers, repayment of foreign debt, payment of dividends to foreign stockholders and other foreign expenses.

DIVIDEND POLICY

The Company has not declared or paid any dividends on the Common Shares to date. The payment of dividends in the future will be dependent on the Company's earnings, financial condition and such other factors as the Company's Board of Directors considers appropriate. There is no present intention by the Board of Directors to pay dividends on the Common Shares.

LEGAL PROCEEDINGS

Neither the Company nor PCL is a party to, nor are any of the Company's or PCL's assets subject to, any material legal proceedings nor to the Company's nor PCL's knowledge are any such proceedings contemplated.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as disclosed in this prospectus, there are no material interests, direct or indirect, of directors, senior officers, any shareholders who beneficially own, directly or indirectly, more than 10 percent of the Company's outstanding Common Shares, or any known associates or affiliates of such persons, in any transaction within the last three years or in any proposed transaction which has materially affected or would materially affect the Company.

PROMOTER

Petrobank may be considered to be the promoter of the Company in that it took the initiative in founding and organizing the Company. Petrobank currently holds indirectly all of the outstanding Common Shares, and the following table represents Petrobank's expected shareholdings in the Company after giving effect to the Offerings:

Promoter	Common Shares Held After Completion of the Secondary Offering	Percentage of Outstanding Common Shares after giving effect to the Offerings
Petrobank[(1)]	•	• %

Note:

(1) These shares are held through the Selling Shareholder, a wholly-owned subsidiary of Petrobank.

See "Management's Discussion and Analysis — Liquidity and Capital Resources" and "— Transactions with Related Parties", "Use of Proceeds", "Capitalization", "Principal Shareholders and Selling Shareholder" and "Risk Factors".

MATERIAL CONTRACTS

Except for contracts entered into in the ordinary course of business, the only material contract the Company has entered into prior to the date of this prospectus which can reasonably be regarded as presently material is the Agency Agreement dated • , 2006 among the Company, Petrobank, the Selling Shareholder and the Agents referred to under "Plan of Distribution".

A draft of the Agency Agreement will be available for inspection at the Company's offices in the Bahamas and Bogotá and at Petrobank's offices at 2600, 240 - 4th Avenue SW, Calgary, Alberta T2P 4H4 while the securities qualified by this prospectus are in distribution and for a period of 30 days thereafter at any time during normal business hours. In Ontario, a copy of the foregoing may be viewed at the offices of McCarthy Tétrault LLP in Toronto at Suite 4700, Toronto Dominion Bank Tower, Toronto, Ontario, M5K 1E6.

EXPERTS

Other than as set forth below, no person or company whose profession or business gives authority to a statement made by such person or company and who is named in this prospectus as having prepared or certified a part of this prospectus, or a report or valuation described in this prospectus has received or shall receive a direct or indirect interest in the property of the Company or any associate or affiliate of the Company.

Information relating to reserves in this prospectus was calculated by D&M as independent qualified reserves evaluator. The principals of D&M, individually or as a group, neither own nor expect to receive any of the securities of Petrominerales, the Selling Shareholder or Petrobank, directly or indirectly.

Certain legal matters in connection with the Offerings are being reviewed, on behalf of the Company and Petrobank, by McCarthy Tétrault LLP, and on behalf of the Agents, by Blake, Cassels & Graydon LLP. As at the date hereof, the partners and associates of McCarthy Tétrault LLP, as a group and the partners and associates of Blake, Cassels & Graydon LLP, as a group, beneficially own, directly or indirectly, none of the outstanding Common Shares prior to the completion of the Offerings. Such persons hold less than one percent of the outstanding common shares of Petrobank.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The Company's auditors are Deloitte & Touche LLP, Chartered Accountants, at its offices located in Calgary, Alberta, Canada. Deloitte and Touche LLP is independent in accordance with the Rules of Professional Conduct as outlined by the Institute of Chartered Accountants of Alberta.

The Company's transfer agent and registrar in Canada for the Common Shares is Computershare Trust Company of Canada, located at 600, 530 - 8th Avenue SW, Calgary, Alberta T2P 3S8. The Company's transfer agent and registrar for the Common Shares in Norway is DnB NOR Bank ASA, located at Stranden 1, N-0021, Oslo, Norway.

PURCHASERS' STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages where the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that such remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the applicable province. The purchaser should refer to any applicable provisions of the securities legislation of the province in which the purchaser resides for the particulars of these rights or consult with a legal advisor.

AUDITORS' CONSENT

We have read the prospectus of Petrominerales Ltd. (the "Corporation") dated May ● , 2006, qualifying the distribution of ● common shares of the Corporation and the distribution of ● common shares of the Corporation held by Petro International Ltd. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the use in the above-mentioned prospectus of our report to the directors of Petrominerales Colombia Ltd. on the balance sheet of Petrominerales Colombia Ltd. as at December 31, 2005 and 2004 and the statements of operations and deficit and cash flows for each of the years in the three-year period ended December 31, 2005. Our report is dated March 10, 2006, except for Notes 7 and 12, which are as of ● , 2006.

We also consent to the use in the above-mentioned prospectus of our report to the directors of the Corporation on the balance sheet of the Corporation as at April 20, 2006. Our report is dated May 4, 2006 except for Note 2, which is as of ● , 2006.

Calgary, Alberta
● , 2006

Chartered Accountants

APPENDIX A — OIL RESERVE INFORMATION EFFECTIVE MARCH 31, 2006

The information below sets forth the Company's estimated reserves and net present value of future net revenue as at March 31, 2006 based upon the D&M's evaluation as set forth in the March D&M Report. See "Statement of Reserves Data and Other Related Information — Disclosure of Reserves Data" in this prospectus for a description of the March D&M Report.

Notes to the reserve tables set forth below are provided in "Statement of Reserves Data and Other Related Information — Notes to Reserve Data Tables" in this prospectus, and reference is made to that section. See "Statement of Reserves Data and Other Related Information — Significant Factors or Uncertainties Affecting Reserves Data" for a description of some issues and uncertainties that could affect the accuracy of the estimates set forth below.

SUMMARY OF OIL AND GAS RESERVES
AS OF MARCH 31, 2006
CONSTANT PRICES AND COSTS

RESERVES CATEGORY	RESERVES LIGHT AND MEDIUM OIL Company Working Interest (mbbls)	Company Net (mbbls)
PROVED		
Developed Producing	4,029	3,706
Undeveloped	5,768	5,283
TOTAL PROVED	9,797	8,989
PROBABLE	5,735	5,222
TOTAL PROVED PLUS PROBABLE	15,532	14,211
POSSIBLE	7,971	7,233
PROVED PLUS PROBABLE PLUS POSSIBLE	23,503	21,444

Note:

* Table may not add due to rounding.

CONSTANT PRICES AND COSTS
NET PRESENT VALUES OF FUTURE NET REVENUE
AS OF MARCH 31, 2006

RESERVES CATEGORY	BEFORE INCOME TAXES DISCOUNTED AT (%/year)				AFTER INCOME TAXES DISCOUNTED AT (%/year)			
	0	5	10	15	0	5	10	15
	(US M$)	(US M$)	(US M$)	(US M$)	(US M$)	(US M$)	(US M$)	(US M$)
PROVED								
Developed Producing	183,648	154,229	132,450	115,743	166,550	142,616	124,342	109,953
Undeveloped	192,493	143,401	108,066	81,963	126,013	91,872	67,130	48,744
TOTAL PROVED	376,141	297,630	240,516	197,706	292,563	234,488	191,472	158,697
PROBABLE	213,755	166,364	133,056	108,645	138,811	107,276	85,082	68,820
TOTAL PROVED PLUS PROBABLE	589,896	463,994	373,571	306,352	431,374	341,764	276,554	227,517
POSSIBLE	277,443	191,878	135,763	97,819	180,156	122,915	85,451	60,242
PROVED PLUS PROBABLE PLUS POSSIBLE	867,339	655,872	509,334	404,171	611,530	464,679	362,005	287,759

Note:

* Table may not add due to rounding.

TOTAL FUTURE NET REVENUE (UNDISCOUNTED) AS OF MARCH 31, 2006 CONSTANT PRICES AND COSTS

RESERVES CATEGORY	REVENUE	ROYALTIES	OPERATING COSTS	DEVELOPMENT COSTS	FUTURE NET REVENUE BEFORE INCOME TAXES	TAXES	FUTURE NET REVENUE AFTER INCOME TAXES
	(US M$)	(US M$)	(US M$)	(US M$)	(US M$)	(US M$)	(US M$)
TOTAL PROVED	529,950	43,969	37,540	72,300	376,141	83,578	292,563
TOTAL PROVED PLUS PROBABLE ..	838,896	72,160	59,040	117,800	589,896	158,522	431,374
TOTAL PROVED PLUS PROBABLE PLUS POSSIBLE ...	1,272,803	112,177	90,487	202,800	867,339	255,809	611,530

Note:

* Table may not add due to rounding.

FUTURE NET REVENUE BY PRODUCTION GROUP AS OF MARCH 31, 2006 CONSTANT PRICES AND COSTS

RESERVES CATEGORY	PRODUCTION GROUP	FUTURE NET REVENUE BEFORE INCOME TAXES (discounted at 10%/year)
		(US M$)
TOTAL PROVED..................	Light and Medium Crude Oil	240,518
TOTAL PROVED PLUS PROBABLE ...	Light and Medium Crude Oil	373,571
PROVED PLUS PROBABLE PLUS POSSIBLE	Light and Medium Crude Oil	509,334

SUMMARY OF OIL AND GAS RESERVES
AS OF MARCH 31, 2006
FORECAST PRICES AND COSTS

RESERVES CATEGORY	RESERVES — LIGHT AND MEDIUM OIL	
	Company Working Interest (mbbls)	Company Net (mbbls)
PROVED		
Developed Producing	4,117	3,788
Undeveloped	6,368	5,832
TOTAL PROVED	10,485	9,620
PROBABLE	6,269	5,709
TOTAL PROVED PLUS PROBABLE	16,754	15,329
POSSIBLE	8,971	8,142
PROVED PLUS PROBABLE PLUS POSSIBLE	25,725	23,471

Note:

* Table may not add due to rounding.

FORECAST PRICES AND COSTS
NET PRESENT VALUE OF FUTURE NET REVENUE
AS OF MARCH 31, 2006

RESERVES CATEGORY	BEFORE INCOME TAXES DISCOUNTED AT (%/year)				AFTER INCOME TAXES DISCOUNTED AT (%/year)			
	0	5	10	15	0	5	10	15
	(US M$)	(US M$)	(US M$)	(US M$)	(US M$)	(US M$)	(US M$)	(US M$)
PROVED								
Developed Producing	156,561	132,168	114,223	100,509	149,660	128,083	111,738	98,955
Undeveloped	160,319	115,907	84,542	61,766	103,969	73,798	52,211	36,344
TOTAL PROVED	316,880	248,075	198,765	162,275	253,629	201,881	163,949	135,299
PROBABLE	182,246	140,598	111,501	90,313	118,773	90,867	71,335	57,100
TOTAL PROVED PLUS PROBABLE	499,126	388,673	310,266	252,588	372,402	292,748	235,284	192,399
POSSIBLE	222,197	148,728	101,366	70,007	144,265	94,791	62,964	42,000
PROVED PLUS PROBABLE PLUS POSSIBLE	721,323	537,401	411,632	322,595	516,667	387,539	298,248	234,399

Note:

* Table may not add due to rounding.

TOTAL FUTURE NET REVENUE (UNDISCOUNTED) AS OF MARCH 31, 2006 FORECAST PRICES AND COSTS

RESERVES CATEGORY	REVENUE	ROYALTIES	OPERATING COSTS	DEVELOPMENT COSTS	FUTURE NET REVENUE BEFORE INCOME TAXES	INCOME TAXES	FUTURE NET REVENUE AFTER INCOME TAXES
	(US M$)	(US M$)	(US M$)	(US M$)	(US M$)	(US M$)	(US M$)
TOTAL PROVED	472,559	39,159	43,638	72,882	316,880	63,251	253,629
TOTAL PROVED PLUS PROBABLE	752,372	64,581	69,383	119,282	499,126	126,724	372,402
PROVED PLUS PROBABLE PLUS POSSIBLE	1,139,035	100,188	108,673	208,851	721,323	204,656	516,667

Note:

* Table may not add due to rounding.

FUTURE NET REVENUE BY PRODUCTION GROUP AS OF MARCH 31, 2006 FORECAST PRICES AND COSTS

RESERVES CATEGORY	PRODUCTION GROUP	FUTURE NET REVENUE BEFORE INCOME TAXES (discounted at 10%/year)
		(US M$)
TOTAL PROVED	Light and Medium Crude Oil	198,765
TOTAL PROVED PLUS PROBABLE	Light and Medium Crude Oil	310,266
PROVED PLUS PROBABLE PLUS POSSIBLE	Light and Medium Crude Oil	411,632

Pricing Assumptions

The following sets forth the benchmark reference prices, reflected in the reserves data and utilized in the March D&M Report.

Summary of Pricing Assumptions Constant Prices and Costs

The March D&M Report assumed a WTI at Cushing constant price of US$66.33/bbl. The average selling price was US$55.18/bbl at Orito and US$48.42/bbl at Neiva.

SUMMARY OF PRICING ASSUMPTIONS
FORECAST PRICES AND COSTS

Year	WTI Crude Oil at Cushing	Average Selling Price at Orito	Average Selling Price at Neiva
	(US$/bbl)	(US$/bbl)	(US$/bbl)
2006 (Remainder)	65.00	54.05	47.45
2007	61.50	51.08	44.90
2008	57.78	47.91	42.18
2009	51.69	42.74	37.73
2010	49.43	40.82	36.08
Thereafter	+2%/year	+2%/year	+2%/year

Note:

Light and medium crude oil prices averaged US$51.12//bbl at the wellhead in the three month period ended March 31, 2006.

RECONCILIATION OF COMPANY NET RESERVES
BY PRINCIPAL PRODUCT TYPE
FORECAST PRICES AND COSTS

	NET RESERVES		
	Light and Medium Oil		
	Total Proved	Total Probable	Total Proved Plus Probable
	(mmbbls)	(mmbbls)	(mmbbls)
December 31, 2005	8,795	5,929	14,724
Extensions	—	—	—
Improved Recovery	—	—	—
Technical Revisions	1,011	—	1,011
Discoveries	—	—	—
Acquisitions	—	—	—
Dispositions	—	—	—
Economic Factors	(74)	(220)	(294)
Production	(112)	—	(112)
March 31, 2006	9,620	5,709	15,329

Note:

* Table may not add due to rounding.

RECONCILIATION OF CHANGES IN NET PRESENT VALUES OF FUTURE NET REVENUE DISCOUNTED AT 10% PER YEAR TOTAL PROVED RESERVES CONSTANT PRICES AND COSTS

	(US M$)
Estimated Future Net Revenue at December 31, 2005 (without abandonment costs)	**148,355**
Oil and Gas Sales During the Period Net of Production Costs and Royalties[1]	(4,737)
Changes due to Prices, Royalties and Production Costs Related to Forecast Production[2]	12,379
Development Costs During the Period	2,100
Changes in Estimated Future Development Costs	—
Accretion of Discount[3]	4,640
Net Change in Income Taxes[4]	(11,807)
Changes Resulting from Technical Reserves Revisions	42,351
Other[5]	(1,809)
Estimated Future Net Revenue at March 31, 2006	**191,472**

Notes:

(1) Company actual before income taxes, excluding general and administrative expenses.

(2) The impact of changes in prices and other economic factors on future net revenue.

(3) Estimated as 10 percent of the beginning of period pre-tax net present value.

(4) The difference between forecast income taxes at beginning of period and the actual taxes for the period plus forecast income taxes at the end of period.

(5) Includes changes due to revised production profiles, development timing, actual price received in the three month period ended March 31, 2006 versus forecast, etc.

* Table may not add due to rounding.

FUTURE DEVELOPMENT COSTS[1][2]

YEAR	FORECAST PRICES AND COSTS		CONSTANT PRICES AND COSTS
	TOTAL PROVED RESERVES	TOTAL PROVED PLUS PROBABLE RESERVES	TOTAL PROVED RESERVES
	(US M$)	(US M$)	(US M$)
2006	43,200	54,400	43,200
2007	29,682	53,958	29,100
2008	—	10,924	—
2009	—	—	—
2010	—	—	—
Thereafter	—	—	—
Total undiscounted	72,882	119,282	72,300
Total discounted at 10%	67,410	107,868	66,906

Notes:

(1) The above table sets forth development costs deducted in the estimation of the Company's future net revenue attributable to the reserve categories noted above.

(2) Future development costs are expected to be funded by internally generated cash flow, and from a combination of equity financing and debt, the costs of which are not expected to have an effect on the reserves or future net revenue.

* Table may not add due to rounding.

REMAINDER OF 2006 PRODUCTION ESTIMATES

The following table sets out the volume of the Company's production estimated for the year ended December 31, 2006 which is reflected in the estimate of future net revenue disclosed in the March D&M Report.

RESERVES CATEGORY	LIGHT AND MEDIUM OIL	
	Company Working Interest (bbl/d)	Company Net (bbl/d)
PROVED DEVELOPED PRODUCING		
Orito	1,992	1,833
Neiva	324	298
Total Proved Developed Producing	2,316	2,131
TOTAL PROVED		
Orito	2,186	2,011
Neiva	585	538
Total Proved	2,771	2,549
TOTAL PROVED PLUS PROBABLE		
Orito	2,688	2,473
Neiva	771	709
Total Proved Plus Probable(1)	3,459	3,182

Note:

(1) No production assigned to possible reserves.

* Table may not add due to rounding.

APPENDIX B — OIL RESERVE INFORMATION EFFECTIVE DECEMBER 31, 2005

The information below sets forth the Company's estimated reserves and net present value of future net revenue as at December 31, 2005 based upon the D&M's evaluation as set forth in the December D&M Report. See "Statement of Reserves Data and Other Related Information — Disclosure of Reserves Data" in this prospectus for a description of the December D&M Report.

Notes to the reserve tables set forth below are provided in "Statement of Reserves Data and Other Related Information — Notes to Reserve Data Tables" in this prospectus, and reference is made to that section. See "Statement of Reserves Data and Other Related Information — Significant Factors or Uncertainties Affecting Reserves Data" for a description of some issues and uncertainties that could affect the accuracy of the estimates set forth below.

SUMMARY OF OIL AND GAS RESERVES AS OF DECEMBER 31, 2005 CONSTANT PRICES AND COSTS

RESERVES CATEGORY	RESERVES — LIGHT AND MEDIUM OIL	
	Company Working Interest	Company Net
	(mbbls)	(mbbls)
PROVED		
Developed Producing	2,141	1,971
Undeveloped	7,033	6,449
TOTAL PROVED	9,174	8,420
PROBABLE	5,939	5,414
TOTAL PROVED PLUS PROBABLE	15,113	13,834
POSSIBLE	6,159	5,587
PROVED PLUS PROBABLE PLUS POSSIBLE	21,272	19,421

Note:

* Table may not add due to rounding.

CONSTANT PRICES AND COSTS NET PRESENT VALUES OF FUTURE NET REVENUE AS OF DECEMBER 31, 2005

RESERVES CATEGORY	BEFORE INCOME TAXES DISCOUNTED AT (%/year)				AFTER INCOME TAXES DISCOUNTED AT (%/year)			
	0	5	10	15	0	5	10	15
	(US M$)	(US M$)	(US M$)	(US M$)	(US M$)	(US M$)	(US M$)	(US M$)
PROVED								
Developed Producing	88,196	71,360	59,535	50,874	83,547	68,735	58,009	49,961
Undeveloped	221,192	165,783	126,059	96,841	157,606	118,700	90,346	69,165
TOTAL PROVED	309,388	237,143	185,594	147,715	241,153	187,435	148,355	119,126
PROBABLE	199,978	153,559	120,913	97,047	130,039	99,081	77,291	61,370
TOTAL PROVED PLUS PROBABLE	509,366	390,702	306,507	244,762	371,192	286,516	225,646	180,496
POSSIBLE	249,732	176,436	128,631	96,246	162,152	114,454	83,346	62,277
PROVED PLUS PROBABLE PLUS POSSIBLE	759,098	567,138	435,138	341,008	533,344	400,970	308,992	242,773

Note:

* Table may not add due to rounding.

TOTAL FUTURE NET REVENUE (UNDISCOUNTED) AS OF DECEMBER 31, 2005 CONSTANT PRICES AND COSTS

RESERVES CATEGORY	REVENUE	ROYALTIES	OPERATING COSTS	DEVELOPMENT COSTS	FUTURE NET REVENUE BEFORE INCOME TAXES	TAXES	FUTURE NET REVENUE AFTER INCOME TAXES
	(US M$)	(US M$)	(US M$)	(US M$)	(US M$)	(US M$)	(US M$)
TOTAL PROVED	455,467	36,437	35,242	74,400	309,388	68,235	241,153
TOTAL PROVED PLUS PROBABLE	746,515	59,721	57,528	119,900	509,366	138,174	371,192
TOTAL PROVED PLUS PROBABLE PLUS POSSIBLE	1,049,358	83,949	81,411	124,900	759,098	225,754	533,344

Note:

* Table may not add due to rounding.

FUTURE NET REVENUE BY PRODUCTION GROUP AS OF DECEMBER 31, 2005 CONSTANT PRICES AND COSTS

RESERVES CATEGORY	PRODUCTION GROUP	FUTURE NET REVENUE BEFORE INCOME TAXES (discounted at 10%/year)
		(US M$)
TOTAL PROVED	Light and Medium Crude Oil	185,594
TOTAL PROVED PLUS PROBABLE	Light and Medium Crude Oil	306,507
PROVED PLUS PROBABLE PLUS POSSIBLE	Light and Medium Crude Oil	435,138

SUMMARY OF OIL AND GAS RESERVES AS OF DECEMBER 31, 2005 FORECAST PRICES AND COSTS

RESERVES CATEGORY	RESERVES — LIGHT AND MEDIUM OIL	
	Company Working Interest (mbbls)	Company Net (mbbls)
PROVED		
Developed Producing	2,171	1,999
Undeveloped	7,411	6,796
TOTAL PROVED	9,582	8,795
PROBABLE	6,503	5,929
TOTAL PROVED PLUS PROBABLE	16,085	14,724
POSSIBLE	6,178	5,602
PROVED PLUS PROBABLE PLUS POSSIBLE	22,263	20,326

Note:

* Table may not add due to rounding.

FORECAST PRICES AND COSTS
NET PRESENT VALUE OF FUTURE NET REVENUE
AS OF DECEMBER 31, 2005

RESERVES CATEGORY	BEFORE INCOME TAXES DISCOUNTED AT (%/year)				AFTER INCOME TAXES DISCOUNTED AT (%/year)			
	0	5	10	15	0	5	10	15
	(US M$)	(US M$)	(US M$)	(US M$)	(US M$)	(US M$)	(US M$)	(US M$)
PROVED								
Developed Producing	80,244	64,469	53,579	45,717	76,011	62,136	52,258	44,944
Undeveloped	198,527	144,863	107,182	80,001	144,472	106,465	79,212	59,160
TOTAL PROVED	278,771	209,332	160,761	125,718	220,483	168,601	131,470	104,104
PROBABLE	188,917	142,450	110,272	87,090	123,416	92,292	70,700	55,136
TOTAL PROVED PLUS PROBABLE	467,688	351,782	271,033	212,808	343,899	260,893	202,170	159,240
POSSIBLE	222,421	156,405	113,630	84,802	144,561	101,579	73,729	54,956
PROVED PLUS PROBABLE PLUS POSSIBLE	690,109	508,187	384,663	297,610	488,460	362,472	275,899	214,196

Note:

* Table may not add due to rounding.

TOTAL FUTURE NET REVENUE
(UNDISCOUNTED)
AS OF DECEMBER 31, 2005
FORECAST PRICES AND COSTS

RESERVES CATEGORY	REVENUE	ROYALTIES	OPERATING COSTS	DEVELOPMENT COSTS	FUTURE NET REVENUE BEFORE INCOME TAXES	INCOME TAXES	FUTURE NET REVENUE AFTER INCOME TAXES
	(US M$)	(US M$)	(US M$)	(US M$)	(US M$)	(US M$)	(US M$)
TOTAL PROVED	428,105	32,248	40,104	74,982	278,771	58,288	220,483
TOTAL PROVED PLUS PROBABLE	712,991	57,039	66,882	121,382	467,688	123,789	343,899
PROVED PLUS PROBABLE PLUS POSSIBLE	988,996	79,120	93,192	126,575	690,109	201,649	488,460

Note:

* Table may not add due to rounding.

FUTURE NET REVENUE
BY PRODUCTION GROUP
AS OF DECEMBER 31, 2005
FORECAST PRICES AND COSTS

RESERVES CATEGORY	PRODUCTION GROUP	FUTURE NET REVENUE BEFORE INCOME TAXES (discounted at 10%/year)
		(US M$)
TOTAL PROVED	Light and Medium Crude Oil	160,761
TOTAL PROVED PLUS PROBABLE	Light and Medium Crude Oil	271,033
PROVED PLUS PROBABLE PLUS POSSIBLE	Light and Medium Crude Oil	384,663

Pricing Assumptions

The following sets forth the benchmark reference prices, reflected in the reserves data and utilized in the December D&M Report.

Summary of Pricing Assumptions Constant Prices and Costs

The December D&M Report assumed a WTI at Cushing constant price of US$61.11/bbl. The average selling price was US$50.74/bbl at Orito and US$44.61/bbl at Neiva.

SUMMARY OF PRICING ASSUMPTIONS
FORECAST PRICES AND COSTS

Year	WTI Crude Oil at Cushing	Average Selling Price at Orito	Average Selling Price at Neiva
	(US$/bbl)	(US$/bbl)	(US$/bbl)
2006	58.00	48.10	42.34
2007	56.38	46.72	41.15
2008	52.53	43.45	38.35
2009	51.69	42.74	37.73
2010	52.72	43.61	38.49
Thereafter	+2%/year	+2%/year	+2%/year

Note:

Light and medium crude oil prices averaged US$44.27/bbl at the wellhead in 2005.

RECONCILIATION OF COMPANY NET RESERVES
BY PRINCIPAL PRODUCT TYPE
FORECAST PRICES AND COSTS

	NET RESERVES		
	Light and Medium Oil		
	Total Proved	Total Probable	Total Proved Plus Probable
	(mbbls)	(mbbls)	(mmbbls)
December 31, 2004	5,192	3,511	8,703
Extensions	—	—	—
Improved Recovery	—	—	—
Technical Revisions	4,503	4,098	8,601
Discoveries	—	—	—
Acquisitions	—	—	—
Dispositions	—	—	—
Economic Factors	(554)	(1,680)	(2,234)
Production	(346)	—	(346)
December 31, 2005	8,795	5,929	14,724

Note:

* Table may not add due to rounding.

RECONCILIATION OF CHANGES IN NET PRESENT VALUES OF FUTURE NET REVENUE DISCOUNTED AT 10% PER YEAR TOTAL PROVED RESERVES CONSTANT PRICES AND COSTS

	2005
	(US M$)
Estimated Future Net Revenue at December 31, 2004 (without abandonment costs)	**68,994**
Oil and Gas Sales During the Period Net of Production Costs and Royalties[1]	(12,438)
Changes due to Prices, Royalties and Production Costs Related to Forecast Production[2]	35,358
Development Costs During the Period	20,915
Changes in Estimated Future Development Costs	(63,188)
Accretion of Discount[3]	8,249
Net Change in Income Taxes[4]	(23,744)
Changes Resulting from Technical Reserves Revisions	116,984
Other[5]	(2,775)
Estimated Future Net Revenue at December 31, 2005	**148,355**

Notes:

(1) Company actual before income taxes, excluding general and administrative expenses.

(2) The impact of changes in prices and other economic factors on future net revenue.

(3) Estimated as 10 percent of the beginning of period net present value.

(4) The difference between forecast income taxes at beginning of period and the actual taxes for the period plus forecast income taxes at the end of period.

(5) Includes changes due to revised production profiles, development timing, actual price received in 2005 versus forecast, etc.

* Table may not add due to rounding.

FUTURE DEVELOPMENT COSTS[1][2]

YEAR	FORECAST PRICES AND COSTS		CONSTANT PRICES AND COSTS
	TOTAL PROVED RESERVES	TOTAL PROVED PLUS PROBABLE RESERVES	TOTAL PROVED RESERVES
	(US M$)	(US M$)	(US M$)
2006	45,300	56,500	45,300
2007	29,682	53,958	29,100
2008	-	10,924	-
2009	-	-	-
2010	-	-	-
Thereafter	—	—	—
Total undiscounted	74,982	121,382	74,400
Total discounted at 10%	68,920	109,249	68,415

Notes:

(1) The above table sets forth development costs deducted in the estimation of the Company's future net revenue attributable to the reserve categories noted above.

(2) Future development costs are expected to be funded by internally generated cash flow, and from a combination of equity financing and debt, the costs of which are not expected to have an effect on the reserves or future net revenue.

* Table may not add due to rounding.

2006 PRODUCTION ESTIMATES

The following table sets out the volume of the Company's production estimated for the year ended December 31, 2006 which is reflected in the estimate of future net revenue disclosed in the December D&M Report.

RESERVES CATEGORY	LIGHT AND MEDIUM OIL	
	Company Working Interest (bbl/d)	Company Net (bbl/d)
PROVED DEVELOPED PRODUCING		
Orito	801	737
Neiva	223	205
Total Proved Developed Producing	1,024	942
TOTAL PROVED		
Orito	1,581	1,455
Neiva	417	384
Total Proved	1,998	1,838
TOTAL PROVED PLUS PROBABLE		
Orito	1,957	1,800
Neiva	557	512
Total Proved Plus Probable[1]	2,513	2,312

Note:

(1) No production assigned to possible reserves.

* Table may not add due to rounding.

FORM 51-101F2
REPORT ON RESERVES DATA BY
INDEPENDENT QUALIFIED RESERVES EVALUATOR OR AUDITOR

To the board of directors of Petrobank Energy and Resources Ltd. (the "Company"):

1. Pursuant to the request of the Company, we have evaluated the Company's reserves data as of December 31, 2005. The reserves data include the following:

   (a) (i) proved, proved-plus-probable, and proved-plus-probable-plus-possible oil and gas reserves estimated as of December 31, 2005, using forecast (as defined in our report) prices and costs; and

   (ii) the related estimated future net revenue for proved and proved-plus-probable reserves; and

   (b) (i) proved, proved-plus-probable, and proved-plus-probable-plus-possible oil and gas reserves estimated as of December 31, 2005, using constant (as defined in our report) prices and costs; and

   (ii) the related estimated future net revenue for proved and proved-plus-probable reserves.

2. The reserves data are the responsibility of the Company's management. Our responsibility is to express an opinion on the reserves data based on our evaluation.

   We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the "COGE Handbook") prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society).

3. Those standards require that we plan and perform an evaluation to assure that reserves estimates are free of material misstatement and are in accordance with principles and definitions presented in the COGE Handbook.

4. The following table sets forth the estimated future net revenue (before deduction of Canadian income taxes) in thousands of United States dollars (M US$) for proved-plus-probable reserves evaluated by us, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, evaluated as of December 31, 2005, and identifies the respective portions thereof that we have evaluated and reported to Company's management:

Independent Qualified Reserves Evaluator	Description and Effective Date of Evaluation	Location of Reserves	Net Present Value of Future Net Revenue (before Canadian Income Tax, Discounted at 10 Percent)			
			Audited	Evaluated	Reviewed	Total
			(M US$)	(M US$)	(M US$)	(M US$)
DeGolyer and MacNaughton	Appraisal Report as of December 31, 2005 on the Orito Field and Neiva Block in Colombia for Petrobank Energy and Resources Ltd. dated March 8, 2006	Colombia	Not Applicable	202,170	Not Applicable	202,170

5. In our opinion, the reserves and revenue evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook.

6. We have no responsibility to update our report referred to in paragraph 4 for events and circumstances occurring after the report preparation date.

7. Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

   Executed as to our report referred to above:

DeGolyer and MacNaughton, Dallas, Texas USA, dated March 8, 2006.

Submitted,

DeGOLYER and MacNAUGHTON

(signed) "R. M. Shuck, P.E."
R. M. Shuck, P.E.
Senior Vice President
DeGolyer and MacNaughton

FORM 51-101F3
REPORT OF MANAGEMENT AND DIRECTORS
ON OIL AND GAS DISCLOSURE

Terms to which a meaning is ascribed in National Instrument 51-101 have the same meaning herein.

Management of Petrominerales Ltd. (the "Company") are responsible for the preparation and disclosure, or arranging for the preparation and disclosure of information with respect to the Company's oil and gas activities in accordance with securities regulatory requirements. This information includes reserves data, which consist of the following:

(a) (i) Proved and Proved plus probable oil and gas reserves estimated as at December 31, 2005 using forecast prices and costs; and

(ii) the related estimated future net revenue; and

(b) (i) Proved oil and gas reserves estimated as at December 31, 2005 using constant prices and costs; and

(ii) the related estimated future net revenue.

Independent qualified reserves evaluators have evaluated the Company's reserves data. The reports of the independent qualified reserves evaluators, to the extent not already filed, will be filed with securities regulatory authorities concurrently with this report.

The Board of Directors of the Company has:

(c) reviewed the Company's procedures for providing information to the independent qualified reserves evaluators;

(d) met with the independent qualified reserves evaluators to determine whether any restrictions affected the ability of the independent qualified reserves evaluators to report without reservation qualified reserves evaluators, to inquire whether there had been disputes between the previous independent qualified reserves evaluators; and

(e) reviewed the reserves data with management and the independent qualified reserves evaluators.

The Board of Directors has reviewed the Company's procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with Management. The Board of Directors has approved:

(f) the content and filing with securities regulatory authorities of the reserves data and other oil and gas information;

(g) the filing of the report of the independent qualified reserves evaluators; and

(h) the content and filing of this report.

Because the reserves data are based on judgements regarding future events, actual results will vary and the variations may be material.

signed "John D. Wright"

John D. Wright
President & Chief Executive Officer

signed "Steven J. Benedetti"

Steven J. Benedetti
Senior Vice President and Colombian Country Manager

signed "Jerald L. Oaks"

Jerald L. Oaks
Director

signed "Ernesto Sarpi"

Ernesto Sarpi
Director

May 5, 2006

INDEX TO FINANCIAL STATEMENTS

COMPILATION REPORT

To the Directors of Petrominerales Ltd.

We have read the accompanying unaudited pro forma consolidated balance sheet of Petrominerales Ltd. (the "Company") as at December 31, 2005 and the unaudited pro forma consolidated statement of operations for the year ended December 31, 2005, and have performed the following procedures.

1. Compared the figures in the columns captioned "PM" to the audited balance sheet of the Company as at April 20, 2006, and found them to be in agreement.
2. Compared the figures in the columns captioned "PCL" to the audited financial statements of Petrominerales Colombia Ltd. as at and for the year ended December 31, 2005, and found them to be in agreement.
3. Made enquiries of certain officials of the Company who have responsibility for financial and accounting matters about:

   (a) the basis for determination of the pro forma adjustments; and

   (b) whether the unaudited pro forma consolidated financial statements comply as to form in all material respects with the regulatory requirements of the various Securities Commissions and similar regulatory authorities in Canada.

   The officials of the Company:

   (c) described to us the basis for determination of the pro forma adjustments; and

   (d) stated that the unaudited pro forma consolidated financial statements comply as to form in all material respects with the regulatory requirements of the various Securities Commissions and similar regulatory authorities in Canada.
4. Read the notes to the unaudited pro forma consolidated financial statements and found them to be consistent with the basis described to us for determination of the pro forma adjustments.
5. Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned "PM" and "PCL" as at and for the year ended December 31, 2005, and found the amounts in the column captioned "PM Pro Forma" to be arithmetically correct.

A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the unaudited pro forma financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

Calgary, Canada
• , 2006

•
Chartered Accountants

PETROMINERALES LTD.

PRO FORMA CONSOLIDATED BALANCE SHEET
(Unaudited, thousands of Canadian dollars)

As at December 31, 2005	PM	PCL	Pro Forma Adjustments (Note 2)	PM Pro Forma
Assets				
Current assets				
Cash and cash equivalents	$ —	$ 132	$ •	$ •
Accounts receivable and other current assets	—	2,651	—	2,651
	—	2,783	•	•
Capital assets	—	100,187	—	100,187
	$ —	$102,970	$ •	$ •
Liabilities and Shareholders' Equity				
Current liabilities				
Accounts payable and accrued liabilities	$ —	$ 20,534	$ —	$ 20,534
Asset retirement obligations	—	628	—	628
	—	21,162	—	21,162
Shareholders' equity				
Common shares	—	18	•	•
Contributed surplus	—	93,805	—	93,805
Deficit	—	(12,015)	—	(12,015)
	—	81,808	•	•
	$ —	$102,970	$ •	$ •

PETROMINERALES LTD.

PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
(Unaudited, thousands of Canadian dollars)

For the year ended December 31, 2005	PM	PCL	Pro Forma Adjustments	PM Pro Forma
Revenues				
Crude oil	$ —	$20,177	$ —	$20,177
Royalties	—	(1,614)	—	(1,614)
	—	18,563	—	18,563
Expenses				
Production	—	3,571	—	3,571
General and administrative	—	3,536	—	3,536
Foreign exchange loss	—	199	—	199
Depletion, depreciation and accretion	—	6,974	—	6,974
	—	14,280	—	14,280
Income before taxes	—	4,283	—	4,283
Taxes	—	(1,556)	—	(1,556)
Net income	$ —	$ 2,727	$ —	$ 2,727
Earnings per share (Note 3)				$ •

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended December 31, 2005
(Unaudited, in Canadian dollars)

NOTE 1 — BASIS OF PRESENTATION

The accompanying unaudited pro forma consolidated financial statements (the "Pro Forma Financial Statements") of Petrominerales Ltd. (the "Company") have been prepared by management in accordance with Canadian generally accepted accounting principles for inclusion in a prospectus relating to the initial public offering and secondary offering of common shares of the Company.

The Company was incorporated on April 20, 2006. Pursuant to an agency agreement to be dated • , 2006, the Company agreed to sell • common shares (• from treasury in an initial public offering, and the Company's shareholder, Petro International Ltd. agreed to sell • common shares of the Company held by it through a secondary offering of Petro International Ltd.'s shareholdings), in each case at a price of $ • per common share. In addition, the Company has granted the underwriters an over-allotment option, exercisable for a period of 30 days from the closing of the offering, to purchase up to • additional common shares at the offering price.

Pursuant to a share exchange agreement dated • , 2006, the Company acquired all of the issued and outstanding common shares of Petrominerales Colombia Ltd. ("PCL") for • common shares of the Company.

The Pro Forma Financial Statements have been prepared from and should be read in conjunction with:

- The audited balance sheet of the Company as at April 20, 2006; and
- The audited financial statements of PCL as at December 31, 2005 and 2004 and for each of the years in the three year period ended December 31, 2005.

Accounting policies used in the preparation of the Pro Forma Financial Statements are in accordance with those used in the preparation of PCL's audited financial statements as at December 31, 2005 and 2004 and for each of the years in the three year period ended December 31, 2005.

The acquisition of PCL by the Company is a non-arms length transaction between 100 percent owned subsidiaries of Petrobank Energy and Resources Ltd. and as such is recorded at carrying values.

The underlying assumptions for the pro forma adjustments provide a reasonable basis for presenting the significant financial effects directly attributable to the transactions discussed herein, however, the Pro Forma Financial Statements are not necessarily indicative of the results of operations expected in future years.

NOTE 2 — PRO FORMA ADJUSTMENTS

The unaudited pro forma consolidated balance sheet gives effect to the following transactions as if they had occurred on December 31, 2005 while the unaudited pro forma consolidated statement of operations for the year ended December 31, 2005 give effect to the following transactions as if they had occurred on January 1, 2005.

(a) The initial public offering of • common shares of the Company from treasury for net proceeds of $ • .

(b) The incorporation of the Company and, in connection with the closing of the initial public offering, the acquisition of all of the issued and outstanding common shares of PCL by the Company in exchange for • common shares of the Company.

NOTE 3 — EARNINGS PER SHARE

Pro forma earnings per share for the year ended December 31, 2005 have been calculated using • outstanding common shares, as demonstrated in the table below:

	Number of Common Shares
Incorporation	100
Issued pursuant to share exchange agreement	•
Issued pursuant to initial public offering	•
Pro forma outstanding common shares	•

Auditors' Report

To the Directors of Petrominerales Colombia Ltd.

We have audited the balance sheets of Petrominerales Colombia Ltd. as at December 31, 2005 and 2004 and the statements of operations and deficit and cash flow for each of the years in the three year period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and all the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2005 in accordance with Canadian generally accepted accounting principles.

Calgary, Canada
March 10, 2006 (except for Notes 7 and 12
which are as of ● , 2006)

●
Chartered Accountants

PETROMINERALES COLOMBIA LTD.

BALANCE SHEETS

(Thousands of Canadian dollars)

	As at December 31,	
	2005	**2004**
Assets		
Current assets		
Cash and cash equivalents	**$ 132**	$ 89
Accounts receivable and other current assets	**2,651**	2,063
	2,783	2,152
Capital assets (Note 3)	**100,187**	68,531
	$102,970	$ 70,683
Liabilities and Shareholder's Equity		
Current liabilities		
Accounts payable and accrued liabilities	**$ 20,534**	$ 4,701
Asset retirement obligations (Note 4)	**628**	422
	21,162	5,123
Shareholder's equity		
Common shares (Note 5)	**18**	18
Contributed surplus (Note 5)	**93,805**	80,284
Deficit	**(12,015)**	(14,742)
	81,808	65,560
	$102,970	$ 70,683

Commitments and contingencies (Note 11)
Subsequent events (Notes 7 and 12)

Signed on behalf of the Board:

(Signed) ALASTAIR MACDONALD
Director

(Signed) STEVEN J. BENEDETTI
Director

See accompanying notes to these financial statements.

PETROMINERALES COLOMBIA LTD.

STATEMENTS OF OPERATIONS AND DEFICIT

(Thousands of Canadian dollars)

	Years ended December 31,		
	2005	**2004**	**2003**
Revenues			
Crude oil	**$ 20,177**	$ 21,734	$ 12,560
Royalties	**(1,614)**	(1,743)	(997)
	18,563	19,991	11,563
Expenses			
Production	**3,571**	3,816	4,087
General and administrative	**3,536**	2,634	1,928
Foreign exchange loss (gain)	**199**	457	(576)
Depletion, depreciation and accretion	**6,974**	10,197	7,577
Impairment (Note 3)	**—**	—	15,000
	14,280	17,104	28,016
Income (loss) before taxes	**4,283**	2,887	(16,453)
Taxes (Note 6)	**(1,556)**	(1,036)	(140)
Net income (loss)	**2,727**	1,851	(16,593)
Deficit, beginning of year	**(14,742)**	(16,593)	—
Deficit, end of year	**$(12,015)**	$(14,742)	$(16,593)

See accompanying notes to these financial statements.

PETROMINERALES COLOMBIA LTD.

STATEMENTS OF CASH FLOW

(Thousands of Canadian dollars)

	Years ended December 31,		
	2005	**2004**	**2003**
Operating Activities			
Net income (loss)	**$ 2,727**	$ 1,851	$(16,593)
Depletion, depreciation and accretion	**6,974**	10,197	7,577
Impairment	**—**	—	15,000
	9,701	12,048	5,984
Changes in other non-cash working capital (Note 10)	**1,119**	(445)	2,385
	10,820	11,603	8,369
Financing Activities			
Contributed surplus received (Note 5)	**13,521**	5,520	67,139
	13,521	5,520	67,139
Investing Activities			
Expenditures on capital assets	**(38,424)**	(13,906)	(71,342)
Changes in other non-cash working capital (Note 10)	**14,126**	(3,193)	(6,162)
	(24,298)	(17,099)	(77,504)
Net change in cash position	**43**	24	(1,996)
Cash and cash equivalents, beginning of year	**89**	65	2,061
Cash and cash equivalents, end of year	**$ 132**	$ 89	$ 65

See accompanying notes to these financial statements.

PETROMINERALES COLOMBIA LTD.

NOTES TO THE FINANCIAL STATEMENTS

As at December 31, 2005 and 2004, and for the years ended December 31, 2005, 2004 and 2003.
(All tabular amounts are expressed in thousands of Canadian dollars)

NOTE 1 — DESCRIPTION OF BUSINESS

Petrominerales Colombia Ltd. (the "Company" or "Petrominerales"), is incorporated in Bermuda. The Company is a wholly-owned subsidiary of Petro International Ltd, which in turn is a wholly-owned subsidiary of Petrobank Energy and Resources Ltd. ("Petrobank"). Petrominerales is engaged in the exploration for and development and production of crude oil in the country of Colombia, with production from Incremental Production Contracts ("IPCs") on the Orito and Neiva blocks. The Company's exploration activities are focused in Colombia's Llanos and Putumayo Basins pursuant to five exploration contracts and five technical evaluation agreements.

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES

These financial statements include the accounts of the Company and its branch in Colombia and are prepared in accordance with Canadian generally accepted accounting principles ("GAAP").

Basis of Presentation

The Company, which operates through a branch in Colombia, assumed work commitments on the Orito and Neiva incremental production blocks. Upon acquisition of the associated assets and liabilities, the Company adopted the cost basis used by Petrobank.

Measurement Uncertainty

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as at the date of the balance sheets as well as the reported amounts of revenues, expenses, and cash flows during the periods presented. Such estimates relate primarily to unsettled transactions and events as of the date of the financial statements. Actual results could differ materially from estimated amounts.

Amounts recorded for depletion, depreciation and accretion costs and amounts used for ceiling test calculations are based on estimates of crude oil reserves and future costs required to develop those reserves that are subject to measurement uncertainty. Changes in these estimates could materially impact the financial statements of future periods.

Capital Assets

In 2003, the Company followed Accounting Guideline 5, "Full Cost Accounting in the Oil and Gas Industry" ("AcG-5"). Under AcG-5, the Company recorded impairment based on net capitalized costs in each cost centre that exceeded a calculated ceiling. The ceiling was equal to the undiscounted future net revenues, based on year-end prices and costs, derived from proved reserves, less the estimated development and site restoration costs, plus the lower of cost less impairment, and estimated fair value of undeveloped properties.

On January 1, 2004, the Company adopted Accounting Guideline 16, "Oil and Gas Accounting Full Cost" ("AcG-16"), which replaced AcG-5. AcG-16 modified how the ceiling test is performed and is consistent with CICA section 3063, "Impairment of Long-Lived Assets". The adoption of AcG-16 had no effect on the Company's financial results.

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES (Continued)

All costs related to the acquisition of oil and gas properties are capitalized. Such costs include land and lease acquisition costs, annual charges on non-producing properties, geological and geophysical costs, and costs of drilling and equipping productive and non-productive wells.

Gains and losses are not recognized upon disposition of oil and gas properties unless crediting the proceeds against accumulated costs would result in a change in the rate of depletion of more than 20 percent.

Capitalized costs are accumulated in cost centres on a country-by-country basis and are depleted and depreciated using the unit-of-production method based upon estimated proved reserves before royalties as determined by independent engineers. The Company has one cost centre, Colombia. Included in costs subject to depletion are estimated costs to develop proved reserves. Costs relating to undeveloped properties may be excluded from the depletion base until it is determined whether or not proved reserves exist or if impairment of such costs has occurred. Depreciation of fixed assets is calculated using the straight-line method over the estimated life of the asset.

A limit is placed on the carrying value of the net capitalized costs in each cost centre in order to test impairment. An impairment loss exists when the carrying value of a cost centre exceeds the estimated undiscounted future net cash flows associated with the cost centre's proved reserves. If an impairment loss is determined to exist, the costs carried on the balance sheet in excess of the discounted future net cash flows associated with the cost centre's proved plus probable reserves are charged to income. Reserves are determined pursuant to the Canadian Securities Administrators' National Instrument 51-101 "Standards of Disclosure for Oil and Gas Activities".

The Company does not capitalize general and administrative or interest costs.

Asset Retirement Obligations

The Company recognizes the estimated fair value of future retirement obligations associated with capital assets as a liability. The fair value is capitalized and amortized over the same period as the underlying asset. The Company estimates the liability based on the estimated costs to abandon and reclaim the wells that are expected to be inactive upon expiration of the IPC's in mid-2023. Only wells that the Company has drilled, completed workovers on, or performed enhancements to are included in the estimate. This estimate is evaluated on a periodic basis and any adjustment to the estimate is applied prospectively. The change in net present value of the future retirement obligation due to the passage of time is expensed as accretion. Actual retirement obligations settled during the period reduce the future retirement liability.

Derivative Financial Instruments

The Company historically has not utilized derivative financial instruments in its management of exposures to fluctuations in crude oil prices, foreign currency exchange rates and interest rates but may do so in the future. The Company does not enter into derivative financial instruments for trading or speculative purposes. The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. For financial instruments to qualify for hedge accounting they are to be formally assessed, both at inception and on an ongoing basis to determine whether these instruments are highly effective in offsetting changes in fair values or cash flows of hedged items. Gains and losses on contracts that constitute effective hedges are deferred and recognized in income when the related transactions occur.

(All tabular amounts are expressed in thousands of Canadian dollars)

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES (Continued)

Joint Operations

The Company's crude oil operations in Orito and Neiva are conducted jointly with the Colombian state oil company, Ecopetrol. Accordingly, these financial statements reflect only the Company's proportionate interest in such activities.

Revenue Recognition

Revenues from the sale of crude oil are recognized when title passes to the customer.

Foreign Currency Translation

The Company translates foreign currency denominated monetary assets and liabilities at the exchange rate in effect at the balance sheet date and non-monetary assets and liabilities are translated at historical exchange rates. Revenues and expenses are translated at transaction date exchange rates except depletion and depreciation expense, which is translated at the same historical exchange rates as the related assets. Exchange gains or losses are included in the determination of net income as foreign exchange loss (gain).

Income Taxes

The Company accounts for income taxes using the liability method. Under this method, the Company records a future income tax asset or liability to reflect any difference between the accounting and tax bases of assets and liabilities. Future income tax assets are only recognized to the extent it is more likely than not that sufficient future taxable income will be available to allow the future income tax asset to be realized.

Cash and Cash Equivalents

Cash and cash equivalents include securities with a maturity of three months or less when purchased.

NOTE 3 — CAPITAL ASSETS

December 31, 2005	Cost	Accumulated Depletion and Depreciation	Net Book Value
Crude oil properties	$138,867	$38,759	$100,108
Corporate and other	1,027	948	79
	$139,894	$39,707	$100,187

December 31, 2004	Cost	Accumulated Depletion and Depreciation	Net Book Value
Crude oil properties	$100,542	$32,057	$68,485
Corporate and other	763	717	46
	$101,305	$32,774	$68,531

At December 31, 2005, crude oil properties included $8.6 million (2004 — $3.2 million) relating to unproved properties that have been excluded from the depletion calculation.

(All tabular amounts are expressed in thousands of Canadian dollars)

NOTE 3 — CAPITAL ASSETS (Continued)

An impairment test calculation was performed for the Colombian cost centre at December 31, 2005 in which the estimated undiscounted future net cash flows associated with the proved reserves exceeded the carrying amounts. The benchmark prices used in the impairment tests at December 31, 2005 are outlined in the following table:

Year	WTI Crude Oil[1] US$/bbl
2006	$58.00
2007	56.38
2008	52.53
2009	51.69
2010	52.72
Thereafter inflation % change	2%

(1) Actual prices used in the impairment tests were adjusted for price differentials specific to the Company's operations.

The 2003 impairment expense represents the write-down of the carrying value of the impaired properties to their estimated recoverable amount pursuant to AcG-5 as described in Note 2. The Company would not have had any further impairment charges had the new full cost accounting guideline, AcG-16, been adopted in 2003.

NOTE 4 — ASSET RETIREMENT OBLIGATIONS

The total future asset retirement obligations were estimated by management based on the estimated costs to reclaim and abandon the wells the Company has drilled, completed workovers on, or performed enhancements to that are expected to be inactive prior to the expiration of the IPC's in mid-2023, and the estimated timing of the costs to be incurred in future periods.

Changes to asset retirement obligations were as follows:

	2005	2004
Asset retirement obligations, beginning of year	**$422**	$331
Obligations incurred	**165**	60
Accretion expense	**41**	31
Asset retirement obligations, end of year	**$628**	$422

The obligations have been calculated using an inflation rate of two percent and discounted using a credit — adjusted risk free rate of eight percent. These obligations are estimated to be paid at the end of the related IPC contract, 17.5 years in the future, and are expected to be funded from general Company resources at the time of settlement. The total undiscounted amount of estimated cash flows required to settle the obligations at December 31, 2005 is $2.4 million (2004 — $2.1 million).

NOTE 5 — SHARE CAPITAL

Common Shares — Authorized and Issued

12,000 common shares, par value of US$1.00 per share, in the amount of $12,000.

AUDITORS' REPORT

To the Directors of Petrominerales Ltd.

We have audited the balance sheet of Petrominerales Ltd. (the "Company") as at April 20, 2006. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, the balance sheet presents fairly, in all material respects, the financial position of the Company as at April 20, 2006, in accordance with Canadian generally accepted accounting principles.

Calgary, Canada
May 4, 2006 (except for Note 2
which is as of • , 2006)

•
Chartered Accountants

PETROMINERALES LTD.

BALANCE SHEET

(in Canadian dollars)

	As at April 20, 2006
Assets	
Current assets	
Cash	$114
Shareholder's equity	
Common shares (Note 1)	$114

Signed on behalf of the Board:

(Signed) JERALD L. OAKS
Chairman

(Signed) KENNETH R. MCKINNON
Director

See accompanying notes to the balance sheet.

PETROMINERALES LTD.

NOTES TO THE BALANCE SHEET

As at April 20, 2006
(in Canadian dollars)

Note 1 — FORMATION OF THE COMPANY

Petrominerales Ltd. (the "Company"), was incorporated in Bermuda on April 20, 2006. The Company is a wholly-owned subsidiary of Petro International Ltd., which in turn is a wholly-owned subsidiary of Petrobank Energy and Resources Ltd. There are 5,000 authorized common shares, with a par value of US$1.00 per common share. The Company issued 100 initial common shares on April 20, 2006 for cash proceeds of $114 (US$100).

Note 2 — EVENTS SUBSEQUENT TO APRIL 20, 2006

(a) Initial Public Offering and Secondary Offering

Pursuant to an agency agreement to be dated • , 2006 the Company agreed to sell • common shares (• from treasury in an initial public offering, and the Company's shareholder, Petro International Ltd. agreed to sell • common shares of the Company through a secondary offering of Petro International Ltd.'s shareholdings), in each case at a price of $ • per common share to be sold on a "best efforts" basis. In addition, the Company has granted the agents an over-allotment option, exercisable for a period of 30 days from the closing of the offering, to purchase up to • additional common shares at the offering price. The treasury offering and secondary offering are expected to close on or about • , 2006.

(b) Changes to Authorized Capital

On • , 2006, the Company amended its articles to increase its authorized capital to • common shares, with a par value of US$1.00 per common share.

(c) Acquisition of Petrominerales Colombia Ltd.

Pursuant to a share exchange agreement dated • , 2006, the Company acquired all of the issued and outstanding common shares of Petrominerales Colombia Ltd. for • common shares of the Company.

CERTIFICATES OF THE COMPANY AND THE PROMOTER

Dated: May 5, 2006

The foregoing constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by Part 9 of the *Securities Act* (British Columbia), by Part 8 of the *Securities Act* (Alberta), by Part XI of the *Securities Act, 1988* (Saskatchewan), by Part VII of the *Securities Act* (Manitoba), by Part XV of the *Securities Act* (Ontario), by Section 63 of the *Securities Act* (Nova Scotia), by Part 6 of the *Securities Act* (New Brunswick), by Part II of the *Securities Act* (Prince Edward Island) and by Part XIV of *the Securities Act* (Newfoundland and Labrador) and the respective regulations thereunder.

PETROMINERALES LTD.

(Signed) JOHN D. WRIGHT
Chief Executive Officer

(Signed) COREY C. RUTTAN
Chief Financial Officer

On behalf of the Board of Directors:

(Signed) ALASTAIR MACDONALD
Director

(Signed) JERALD L. OAKS
Director

On behalf of the Promoter:

PETROBANK ENERGY AND RESOURCES LTD., as promoter

(Signed) JOHN D. WRIGHT
Chief Executive Officer

CERTIFICATE OF THE AGENTS

Dated: May 5, 2006

To the best of our knowledge, information and belief, the foregoing constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by Part 9 of the *Securities Act* (British Columbia), by Part 8 of the Securities Act (Alberta), by Part XI of the *Securities Act*, 1988 (Saskatchewan), by Part VII of the *Securities Act* (Manitoba), by Part XV of the *Securities Act* (Ontario), by Section 63 of the *Securities Act* (Nova Scotia), by Part 6 of the *Securities Act* (New Brunswick), by Part II of *the Securities Act* (Prince Edward Island) and by Part XIV of *the Securities Act* (Newfoundland and Labrador) and the respective regulations thereunder.

HAYWOOD SECURITIES INC.

(Signed) JOHN WILLETT
Managing Director

TD SECURITIES INC.

(Signed) ROBERT MASON
Managing Director

FRASER MACKENZIE LIMITED

(Signed) RICHARD GOLDSTEIN
Director, Investment Banking

MERRILL CORPORATION
Printed in Canada
562326

A copy of this preliminary short form prospectus has been filed with the securities regulatory authorities in each of the provinces of Alberta, British Columbia and Ontario, but has not yet become final for the purpose of the sale of securities. Information contained in this preliminary short form prospectus may not be complete and may have to be amended. The securities may not be sold until a receipt for the short form prospectus is obtained from the securities regulatory authorities.

This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

***Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada.** Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of the Corporation at Teleport Business Center – Torre B, Calle 113, No. 7-45, Piso 15, Bogotá D.C., Colombia, by phone 011 571 629 2701, and are also available electronically at www.sedar.com.*

The securities to be offered hereunder have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or the securities laws of any state of the United States. Accordingly, these securities may not be offered or sold within the United States except in accordance with the Underwriting Agreement and pursuant to transactions exempt from registration under the U.S. Securities Act and under the securities laws of any applicable state. This short form prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of these securities within the United States. See "Plan of Distribution."

PRELIMINARY SHORT FORM PROSPECTUS

New Issue August 28, 2007



Petrominerales

$53,020,000
4,400,000 Common Shares

This short form prospectus qualifies the distribution (the "Offering") of 4,400,000 common shares ("Offered Shares") of Petrominerales Ltd. ("Petrominerales" or the "Corporation") at a price of $12.05 per Offered Share.

The outstanding common shares ("Common Shares") of the Corporation are listed for trading on the Toronto Stock Exchange (the "TSX") under the symbol "PMG". On August 21, 2007, the last trading day prior to the date the Offering was announced, the closing price of the Common Shares on the TSX was $12.54. On August 27, 2007, the last trading day prior to the date on which this short form prospectus was filed, the closing price of the Common Shares on the TSX was $12.90. The Offering price of the Offered Shares was determined by negotiation between the Corporation and Haywood Securities Inc. ("Haywood") on behalf of itself and Fraser Mackenzie Ltd., TD Securities Inc., FirstEnergy Capital Corp., RBC Dominion Securities Inc., GMP Securities L.P. and Scotia Capital Inc. (collectively, the "Underwriters"). Petrominerales has applied to list the Offered Shares on the TSX. Listing of the Offered Shares on the TSX will be subject to the Corporation fulfilling all of the listing requirements of the TSX. See "Plan of Distribution".

	Price: $12.05 per Offered Share		
	Price to the Public	**Underwriters' Fee**(1)	**Net Proceeds to the Corporation**(2)
Per Offered Share	$ 12.05	$ 0.54225	$ 11.50775
Total(3)	$ 53,020,000	$ 2,385,900	$ 50,634,100

Notes:

(1) The Corporation has agreed to pay the Underwriters an aggregate fee (the "Underwriters' Fee") of 4.5% of the gross proceeds from the Offering, other than Offered Shares purchased by Petrominerales' directors, officers or employees, for which the Underwriters have agreed to waive their fees. The table above assumes that no Offered Shares are subscribed for by directors, officers and employees of the Corporation. See "Plan of Distribution".

(2) Before deducting the Underwriters' expenses and the other expenses of the Offering estimated at $350,000 which will be paid from the gross proceeds of the Offering.

(3) The Corporation has also granted to the Underwriters an option (the "Over-Allotment Option") to purchase that number of additional Common Shares of the Corporation as is equal to the lesser of: (i) the Underwriters' "over-allocation position" determined as at the closing of the Offering

(the "Closing"); and (ii) 660,000, at the Offering price, to cover over-allotments, if any, and for market stabilization purposes. The Over-Allotment Option is exercisable by the Underwriters, in whole or in part, for a period of seven days following the date of the Closing. See "Plan of Distribution". The Over-Allotment Option and the Common Shares issuable on exercise thereof are qualified for distribution under this prospectus. If the Over-Allotment Option is exercised in full, the total Offering Proceeds, Underwriters' Commission and Net Proceeds to the Corporation will be $60,973,000, $2,743,785 and $58,229,215, respectively. See "Use of Proceeds".

Underwriters' Position	Maximum size or number of securities held	Exercise Period	Exercise Price
Over-allotment Option	660,000 Common Shares	Seven days following Closing	$12.05 per Common Share

The Underwriters, as principals, conditionally offer the Offered Shares, subject to prior sale, if, as and when issued by the Corporation and delivered and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under "Plan of Distribution" and subject to approval of certain legal matters relating to the qualification for distribution of the Offered Shares on behalf of the Corporation by McCarthy Tétrault LLP and on behalf of the Underwriters by Blake, Cassels & Graydon LLP.

Subscriptions for Offered Shares will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. Closing is expected to occur on or about September 13, 2007 or such other date as the Corporation and Haywood, on its own behalf and on behalf of the other Underwriters, may agree, but in any event not later than September 28, 2007. It is expected that definitive certificates evidencing the Offered Shares will be available for delivery at Closing.

Subject to applicable laws, the Underwriters may, in connection with the Offering, effect transactions which stabilize or maintain the market price of the Common Shares at levels other than those which might otherwise prevail on the open market. Such transactions, if commenced, may be discontinued at any time. See "Plan of Distribution".

Certain risk factors should be carefully reviewed and evaluated by investors. See "Risk Factors".

Petrominerales is an 80.73% owned, prior to the Offering (77.16% after the Offering) subsidiary of Petrobank Energy and Resources Ltd. ("Petrobank"). TD Securities Inc., one of the Underwriters, is a wholly-owned subsidiary of a Canadian chartered bank that is a lender to Petrobank. Consequently, the Corporation may be considered a "connected issuer" of TD Securities Inc. within the meaning of applicable Canadian securities legislation. See "Plan of Distribution" and "Relationship Between the Corporation and an Underwriter".

The Corporation's principal office and head office is located at Teleport Business Center – Torre B, Calle 113, No. 7-45, Piso 15, Bogotá D.C., Colombia. The Corporation's registered office is located at c/o MB&H Corporate Services Ltd., Mareva House, 4 George Street, Nassau, Bahamas. The Corporation is incorporated under the laws of the Bahamas. Although the Corporation has appointed McCarthy Tétrault LLP at 3300, 421-7th Avenue S.W., Calgary, Alberta T2P 4K9 as their agent for service of process in Canada, it may not be possible for investors to collect from the Corporation judgments obtained in courts in Canada predicated on the civil liability provisions of securities legislation.

TABLE OF CONTENTS

ELIGIBILITY FOR INVESTMENT

In the opinion of McCarthy Tétrault LLP, Canadian counsel to the Company, and Blake, Cassels & Graydon LLP, Canadian counsel to the Underwriters, the Offered Shares if, as and when issued and provided that the common stock is listed at the time on the TSX will be qualified investments for a trust governed by a registered retirement savings plan, a registered retirement income fund, a registered education savings plan or a deferred profit sharing plan under the *Income Tax Act* (Canada) (the "Tax Act") and the regulations thereunder. The foregoing opinions assume that there will be no changes in the applicable legislation currently in effect prior to the date of issue of the Offered Shares.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this short form prospectus, and in certain documents incorporated by reference into this short form prospectus, constitute forward-looking statements. These statements relate to future events of the Corporation's future performance. All statements other than statements of historical fact may be forward-looking statements. All forward-looking statements are based on the Corporation's beliefs and assumptions based on information available at the time the forward-looking statement was made. The use of any of the words "anticipate", "continue", "estimate", "expect", "may", "will", "project", "should", "believe" and similar expressions are intended to identify forward-looking statements. By its nature, such forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Corporation believes the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in, or incorporated by reference into, this short form prospectus should not be unduly relied upon. These statements speak only as of the date of this short form prospectus or as of the date specified in the documents incorporated by reference into this short form prospectus, as the case may be.

In particular, this short form prospectus, and the documents incorporated by reference herein, contain forward-looking statements pertaining to the following: use of proceeds from the Offering; oil and natural gas production levels; expected results of exploration programs; capital expenditure programs; the quantity of oil and natural gas reserves; projections of commodity prices and costs; supply and demand for oil and natural gas; expectations regarding the ability to raise capital and to continually add to reserves through acquisitions and development and treatment under governmental regulatory regimes.

The actual results of the Corporation could differ materially from those anticipated in these forward-looking statements as a result of the material risk factors set forth below, elsewhere in this short form prospectus and in the documents incorporated by reference herein: the

feasibility of the technologies; general economic, market and business conditions; fluctuations in oil and gas prices; the results of exploration and development of drilling and related activities; fluctuation in foreign currency; exchange rates; the uncertainty of reserve estimates; changes in environmental and other regulations; risks associated with oil and gas operations; the other factors discussed under "Risk Factors"; and other factors, many of which are beyond the control of the Corporation.

A prospective investor should carefully consider such risk factors and should not place undue reliance on forward-looking statements as the plans, intentions or expectations upon which they are based might not occur. Readers are cautioned that such risk factors may not be exhaustive.

Any forward-looking statement is made only as of a certain date, and the Corporation undertakes no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events, except as may be required by applicable securities laws. New factors emerge from time to time, and it is not possible for management to predict all of these factors and to assess in advance the impact of each such factor on the Corporation's business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of the Corporation at Teleport Business Center – Torre B, Calle 113, No. 7-45, Piso 15, Bogotá D.C., Colombia, by phone 011 571 629 2701, and are also available electronically. These documents are also available through the internet on the System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com.

The following documents, filed with the securities commission or similar authority in each of the provinces of Alberta, British Columbia and Ontario, are specifically incorporated by reference in, and form an integral part of, this short form prospectus, provided that such documents are not incorporated by reference to the extent that their contents are modified or superseded by a statement contained in this short form prospectus or in any other subsequently filed document that is also incorporated by reference in this short form prospectus:

(a) the annual information form (the "AIF") of the Corporation for the year ended December 31, 2006, dated March 30, 2007;

(b) the audited comparative consolidated financial statements of the Corporation as at and for the year ended December 31, 2006, together with the notes thereto and the auditors' report thereon;

(c) management's discussion and analysis of the financial condition and results of operations of the Corporation for the year ended December 31, 2006;

(d) the management information circular of the Corporation dated April 20, 2007 relating to the annual meeting of shareholders held on May 25, 2006;

(e) the unaudited interim comparative consolidated financial statements of the Corporation as at and for the three and six month periods ended June 30, 2007, together with the notes thereto; and

(f) management's discussion and analysis of the financial condition and operations of the Corporation as at and for the three and six month periods ended June 30, 2007.

Any documents of the type required to be incorporated by reference in a short form prospectus pursuant to National Instrument 44-101 - *Short Form Prospectus Distributions* ("NI 44-101") of the Canadian Securities Administrators, including any annual information form, comparative annual financial statements and the auditors' report thereon, comparative interim financial statements, management's discussion and analysis of financial condition and results of operations, material change report (other than confidential material change reports), business acquisition report and information circular, if filed by the Corporation with the securities commissions or similar authorities in each of the provinces of Alberta, British Columbia and Ontario, subsequent to the date of this short form prospectus and prior to the termination of this distribution shall be deemed to be incorporated by reference into this short form prospectus.

Any statement contained in this short form prospectus or in a document incorporated or deemed to be incorporated by reference in this short form prospectus shall be deemed to be modified or superseded, for purposes of this short form prospectus, to the extent that a statement contained in this short form prospectus or in any other subsequently filed document that also is or is deemed to be incorporated by reference in this short form prospectus modifies or supersedes such statement. The making of a modifying or

superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purpose that the modified or superseded statement when made, constituted a misrepresentation, an untrue statement of material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this short form prospectus.

ABBREVIATIONS

In this short form prospectus, the abbreviations set forth below have the following meanings:

bbl/d	barrels of oil per day	m	metres
bbls	barrels of oil	m^2	square metres
km	kilometres	m^3	cubic metres
mbbl	1,000 barrels	US$	United States dollars

All dollar amounts herein are expressed in Canadian dollars unless otherwise noted. "$" means Canadian dollars and "US$" means United States dollars.

CONVERSION

The following table sets forth certain standard conversions from Standard Imperial units to the International System of units (or metric units).

To Convert From	To	Multiply by
Cubic metres	Cubic feet	35.494
Bbls	Cubic metres	0.159
Cubic metres	bbls oil	6.290
Feet	Metres	0.305
Metres	Feet	3.281
Miles	Kilometres	1.609
Kilometres	Miles	0.621
Acres	Hectares	0.405
Hectares	Acres	2.471

THE CORPORATION

Incorporation and Organization

The Corporation was incorporated under the *International Business Companies Act*, 2000 (Bahamas) on April 20, 2006. The Corporation's registered office is located at Mareva House, 4 George Street, Nassau, Bahamas. The Corporation's principal and head office is located at Teleport Business Center – Torre B, Calle 113 No. 7-45 Piso 15, Bogotá, Colombia. The Corporation's main operating subsidiary, Petrominerales Colombia Ltd. ("PCL"), has been operating in Colombia since 1996. On May 11, 2006, the Corporation amended its Memorandum of Association and Articles of Association to increase the authorized share capital to 200 million Common Shares and to remove the restrictions on the Corporation's ability to offer Common Shares to the public. On June 29, 2006, the Corporation closed its initial public offering of Common Shares. Petrominerales commenced trading on the TSX on June 29, 2006 under the symbol 'PMG'.

Subsidiaries

PCL is the only material subsidiary of the Corporation and is wholly-owned by Petrominerales. PCL's jurisdiction of incorporation is Bermuda.

Business of the Corporation

The Corporation, through PCL, is engaged in the exploration for, and the acquisition, development and production of, oil resources in Latin America, specifically, Colombia. The Corporation's strategy is to realize near term cash flow from exploitation opportunities by applying modern North American technical and business models to mature, but under-exploited, Colombian properties formerly operated by Empresa Colombiana de Petróleos S.A. ("Ecopetrol"), the Colombian state-owned oil company. In addition, the Corporation plans to further its growth through opportunity driven exploration on the Corporation's undeveloped properties in immature areas of Colombia.

Petrominerales has incremental production contracts ("IPC") in two fields in southwestern Colombia. The Corporation's production has been derived from its two IPCs, at Orito in southern Colombia's Putumayo Basin, and at Neiva in the Upper Magdalena Valley Basin, in each case in partnership with Ecopetrol. Each IPC provides that Petrominerales will share in a portion (initially 79 percent in the case of the Orito Block and 69 percent in the case of the Neiva Block) of the incremental production, above an established baseline production curve, generated by its development activities. Each IPC's established baseline of production corresponds to the decline curve forecast based on the field's original production history. Working interest production is subject to an initial eight percent royalty paid to the government.

Petrominerales has executed, or is in the final stages of negotiating, a total of 13 exploration blocks under Colombian exploration contracts which will provide a significant exploratory land base of approximately 1.5 million acres. Exploration contracts provide companies with 100 percent of new production, subject to an initial eight percent royalty and normal income taxes.

The Corporation is also pursuing potential heavy oil opportunities on three blocks, comprising approximately 800,000 acres located in Colombian heavy oil belt in the Southern Llanos Basin, where the Corporation intends to evaluate the application of Archon Technologies Ltd.'s THAI™ technology. Archon Technologies Ltd. is a wholly-owned subsidiary of Petrobank.

For further information regarding the business of the Corporation, see the AIF.

RECENT DEVELOPMENTS

The Corporation began a five-well drilling program in 2007 in the Llanos and Putumayo Basins, with four wells planned for the Llanos Basin and one well planned for the Putumayo Basin. Four of the five wells have been drilled so far in 2007, with the remaining well in the Putumayo Basin to be drilled later this year. Of the four wells drilled to date, two wells have been new oil discoveries with the remaining two being abandoned. The first discovery at Joropo, the Ojo de Tigre well, will be tested when site conditions permit later this year or early in 2008. The most recent discovery at Corcel, the Corcel-1 well, encountered 140 feet of net pay with three zones being identified as containing oil.

On August 27, 2007, the Corporation announced that the six-day test of the Corcel-1 well was completed at restricted rates increasing progressively to a maximum of 3,321 bbl/d with 99.2 percent oil cut and approximately 12 percent drawdown. The test commingled the Mirador and Guadalupe zones containing 140 feet of total oil pay and confirmed that the productive capacity of Corcel-1 is well in excess of 10,000 bbl/d of approximately 30 degree API crude. Higher capacity surface facilities are currently being installed and a six month test of the well will begin in September at rates of approximately 4,000 bbl/d. Although this extended test will still be at a very low drawdown, the information obtained during these six months is expected to give Petrominerales key information about the ultimate potential of the well. Petrominerales has also completed construction of a second drilling pad and the Corcel-2 well commenced drilling on August 25, 2007. The drilling rig is expected to remain in the Llanos Basin to accelerate this ongoing exploration and delineation program.

DESCRIPTION OF SHARE CAPITAL

The Corporation is authorized to issue 200,000,000 Common Shares. As at August 27, 2007, there were 95,020,500 Common Shares of the Corporation issued and outstanding.

The holders of Common Shares are entitled to receive notice of and to attend any meeting of the shareholders of Petrominerales and are entitled to one vote for each Common Share held (except at meetings at which only the holders of another class of shares are entitled to vote). The holders of Common Shares are entitled to receive dividends, on a pro rata basis, if, as and when declared by the Board of Directors of Petrominerales and, subject to prior satisfaction of all preferential rights, to participate rateably in the net assets of the Corporation in the event of any liquidation, dissolution or winding up of Petrominerales, whether voluntary or involuntary, or other distribution of assets of Petrominerales among shareholders for the purpose of winding up its affairs.

CONSOLIDATED CAPITALIZATION

The following table summarizes the capitalization of the Corporation as at June 30, 2007 and as at August 22, 2007, before and after giving effect to the Offering. This table should be read in conjunction with the Corporation's annual and interim financial statements, and the notes thereto, and management's discussion and analysis of financial condition and results of operations related thereto incorporated by reference in this short form prospectus.

	As at June 30, 2007	As at August 22, 2007 before giving effect to the Offering	As at August 22, 2007 after giving effect to the Offering[1]
Debt			
Bank Debt[2]	US$25,000,000	US$35,000,000	Nil
Shareholders' Equity			
Common Shares:	US$138,928,000 (95,005,000 shares)	US$138,928,000 (95,005,000 shares)	US$186,195,000 (99,405,000 shares)

Notes:

(1) Based on the issuance of 4,400,000 Offered Shares for aggregate net proceeds of $50,284,100, after deduction of the Underwriters' Fee of $2,385,900 (assuming no Offered Shares are subscribed for by directors, officers or employees of the Corporation) and expenses of the Offering estimated to be $350,000. The net proceeds have been converted using a US$/$ exchange rate of US$0.94=$1.00.

(2) Late in 2006, Petrominerales finalized a US$50.0 million three-year revolving secured credit facility, which included an initial US$25.0 million borrowing base. In June 2007, the facility was increased to US$100.0 million with a US$50.0 million borrowing base. The facility bears interest at a rate equal to LIBOR plus 3.0 percent per annum. The facility is secured by a pledge over all property of Petrominerales. The borrowing base is reviewed semiannually. Petrominerales has a US$7.3 million operating line of credit under which Petrominerales can borrow at the fixed term deposit rate set by the Central Bank of Colombia plus six percent. Advances under the facility are collateralized by a promissory note provided by Petrominerales. Petrominerales has used US$4.0 million of its operating lines of credit for letters of credit to guarantee work commitments under exploration blocks.

USE OF PROCEEDS

The Corporation expects to receive net proceeds of approximately $50,284,100 after deduction of the Underwriters' Fee of $2,385,900 (assuming no Offered Shares are subscribed for by directors, officers or employees of the Corporation) and the expenses of the Offering, estimated to be $350,000. If the Over-Allotment Option is exercised in full, the Corporation expects to receive net proceeds of approximately $57,879,215, after deduction of the Underwriters' Fee of $2,743,785 (assuming no Offered Shares are subscribed for by directors, officers or employees of the Corporation) and the expenses of the Offering, estimated to be $350,000.

Petrominerales intends to use the proceeds of the Offering primarily for the acceleration of exploration and delineation drilling on the Corcel Block located in Colombia's Llanos Basin, temporary reduction of bank indebtedness and general corporate purposes. The principal purpose of the indebtedness, previously incurred by Petrominerales and being temporarily reduced by the proceeds of this Offering, was to fund the Corporation's on-going operations which primarily included: development drilling at Orito and the completion of Llanos Basin exploration drilling programs.

Due to the nature of the oil and gas industry, budgets are regularly reviewed with respect to the success of the expenditures and other opportunities which become available to the Corporation. Accordingly, while it is currently intended by management of the Corporation that the net proceeds of the Offering will be expended by the Corporation as set forth above, actual expenditures may in fact differ from these allocations.

PLAN OF DISTRIBUTION

Pursuant to an underwriting agreement (the "Underwriting Agreement") dated as of August 28, 2007 between the Corporation and the Underwriters, the Corporation has agreed to issue and sell an aggregate of 4,400,000 Offered Shares to the Underwriters and the Underwriters have severally agreed to purchase such Offered Shares at a price of $12.05 per Offered Share. The Underwriting Agreement provides that, in consideration for their services in connection with the Offering, the Corporation will pay the Underwriters a fee of 4.5% of the gross proceeds from the Offering, being a fee of $0.54225 per Offered Share, other than in respect of Offered Shares subscribed for by directors, officers and employees of the Corporation, for which the Underwriters have agreed to waive their fees, for an aggregate fee payable by the Corporation of $2,385,900, assuming no Offered Shares are purchased by directors, officers or employees of the Corporation.

The Corporation has also granted to the Underwriters the Over-Allotment Option to purchase that number of additional Common Shares of the Corporation as is equal to the lesser of: (i) the Underwriters' "over-allocation position" (as defined in section 7.2 of NI 44-101) determined as at the Closing; and (ii) 660,000, at the Offering price, to cover over-allotments, if any, and for market stabilization purposes. The Over-Allotment Option is exercisable by the Underwriters, in whole or in part, for a period of seven days following the Closing. The Over-Allotment Option and the Common Shares issuable on exercise thereof are qualified for distribution under this prospectus.

The Corporation has agreed to indemnify the Underwriters and their respective affiliates, shareholders, directors, officers, employees and agents against certain liabilities, including in respect of any liabilities arising from the sale of Offered Shares to directors, officers and employees of the Corporation. Definitive certificates representing the Offered Shares will be available for delivery at Closing, which is expected to occur on or about September 13, 2007 or on such other date as the Corporation and Haywood, on its own behalf and on behalf of the other Underwriters, may agree, but in any event not later than September 28, 2007. The Offering price of the Offered Shares was determined by negotiation between the Corporation and Haywood on its own behalf and on behalf of the Underwriters.

The obligations of the Underwriters under the Underwriting Agreement are several and may be terminated at their discretion upon the occurrence of certain stated events. If an Underwriter fails to purchase the Offered Shares which it has agreed to purchase, the other Underwriters may, but are not obligated to, purchase such Offered Shares. The Underwriters are, however, obligated to take up and pay for all Offered Shares if any are purchased under the Underwriting Agreement.

The Corporation has applied to list the Offered Shares on the TSX. Listing of the Offered Shares on the TSX will be subject to the Corporation fulfilling all of the listing requirements of the TSX.

The Corporation has agreed with the Underwriters that, subject to certain exceptions, for a period of 60 days following Closing, the Corporation will not, without the prior written consent of Haywood (such consent not to be unreasonably withheld or delayed), directly or indirectly, authorize, issue, offer, sell, contract to sell or grant any option to purchase any Common Shares or any securities convertible into, exchangeable for or giving the right to purchase any Common Shares, or announce any intention to effect the foregoing, other than: (a) issuances of Common Shares upon exercise of existing director, officer or employee stock options outstanding on the date hereof pursuant to any compensation plan detailed in the Corporation's most recent information circular or financial statements, (b) issuances of securities upon exercise or conversion of other convertible securities outstanding on the date hereof as detailed in the Corporation's most recent financial statements, (c) issuances of stock options or deferred common shares and the Common Shares issuable pursuant to the exercise thereof to directors, officers or employees under the Corporation's stock option plan or deferred share compensation plan granted subsequently in the ordinary course in accordance with stock exchange and regulatory approval, (d) convertible debt securities convertible into Common Shares provided that the Common Shares of the Corporation trade at a price greater than the issue price pursuant to this Offering for five (5) consecutive trading days prior to a convertible debt securities issue, or (e) subject to a limit of an aggregate number of Common Shares equal to 10% of the number of Common Shares outstanding immediately following the completion of the Offering, Common Shares issued in connection with the direct or indirect acquisition by the Corporation of the securities or assets of any other entity.

Petrobank has agreed that it will not, subject to certain exceptions, sell, transfer or otherwise dispose of, or agree to sell, transfer or otherwise dispose of, any Common Shares of the Company that it owns (or publicly announce any intention to do so) for a period ending 60 days after the Closing without the prior written consent of the Lead Underwriter, such consent not to be unreasonably withheld or delayed.

The restrictions on issuances of Common Shares by the Corporation and on sales of Common Shares by Petrobank described in the preceding two paragraphs will not apply to any transaction involving the issuance or sale of Common Shares in which the issue or sale price is at least equal to 125% of the issue price of the Offered Shares issued pursuant to this Offering.

Pursuant to rules and policy statements of certain securities regulators, the Underwriters may not, at any time during the period ending on the date the selling process for Offered Shares ends and all stabilization arrangements relating to the Common Shares are terminated, bid for or purchase Common Shares. The foregoing restrictions are subject to certain exceptions including (a) a bid for or purchase of Common Shares if the bid or purchase is made through the facilities of the TSX in accordance with the Universal Market Integrity Rules of

Market Regulation Services Inc., (b) a bid or purchase on behalf of a client, other than certain prescribed clients, provided that the client's order was not solicited by an Underwriter, or if the client's order was solicited, the solicitation occurred before the period of distribution as prescribed by the rules, and (c) a bid or purchase to cover a short position entered into prior to the period of distribution as prescribed by the rules. The Underwriters may engage in market stabilization or market balancing activities on the TSX where the bid for or purchase of the Common Shares is for the purpose of maintaining a fair and orderly market in the Common Shares, subject to price limitations applicable to such bids or purchases. Such transactions, if commenced, may be discontinued at any time.

The Offered Shares and the Common Shares issuable upon exercise of the Over-Allotment Option (collectively, the "Securities") have not been and will not be registered under the United States Securities Act of 1933, as amended (the "1933 Act"), or any state securities laws and, accordingly, may not be offered or sold within the United States. The Underwriting Agreement permits the Underwriters to offer and resell the Securities that they have acquired pursuant to the Underwriting Agreement to certain qualified institutional buyers in the United States, provided such offers and resales are made in accordance with Rule 144A under the 1933 Act. The Underwriting Agreement also permits the Underwriters to arrange for certain institutional accredited investors to purchase Securities directly from the Corporation pursuant to exemptions from registration under the 1933 Act. In addition, the Underwriting Agreement provides that the Underwriters will offer and sell Securities outside the United States only in accordance with Regulation S under the 1933 Act. Each Underwriter has agreed that, except as permitted by the Underwriting Agreement, it will not offer or sell the Securities within the United States.

In addition, until 40 days after the commencement of the Offering, any offer or sale of Securities within the United States by any dealer (whether or not participating in the Offering) may violate the registration requirements of the 1933 Act if such offer or sale is made other than in accordance with an exemption from the registration requirements of the 1933 Act.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of McCarthy Tétrault LLP, counsel to the Company, and Blake, Cassels & Graydon LLP, counsel to the Underwriters, the following is, as of the date hereof, a general summary of the principal Canadian federal income tax considerations applicable to a purchaser of Offered Shares pursuant to this Offering. This summary is applicable only to a purchaser who, at all relevant times, is resident in Canada, deals at arm's length and is not affiliated with the Company, and who will acquire and hold such Offered Shares as capital property (a "Holder") and in respect of whom the Company is not a foreign affiliate, all within the meaning of the Tax Act. Any Offered Shares will generally be considered to be capital property to a Holder unless the Holder holds such securities in the course of carrying on a business or has acquired them in a transaction or transactions considered to be an adventure in the nature of trade.

This summary does not apply to a Holder that is a "financial institution" for purposes of the mark-to-market provisions of the Tax Act or a Holder of an interest which is a "tax shelter investment" (both as defined in the Tax Act). Such Holders should consult their own tax advisors.

This summary is based upon the current provisions of the Tax Act and the regulations thereunder, all specific proposals to amend the Tax Act (the "Tax Proposals") which have been announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof, and counsel's understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency (the "CRA"). This summary assumes that the Tax Proposals will be enacted in the form proposed and does not take into account or anticipate any other changes in law, whether by way of judicial, legislative or governmental decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ from the Canadian federal income tax considerations discussed herein. No assurances can be given that such Tax Proposals will be enacted as proposed or at all, or that legislative, judicial or administrative changes will not modify or change the statements expressed herein.

This summary is not exhaustive of all possible Canadian federal income tax considerations applicable to an investment in Offered Shares. The following description of income tax matters is of a general nature only and is not intended to be, nor should it be construed to be, legal or income tax advice to any particular Holder. It does not address the tax considerations relevant to a Holder that borrows in order to acquire Offered Shares. Holders are urged to consult their own income tax advisors with respect to the tax consequences applicable to them based on their own particular circumstances.

Foreign Investment Entity Status

On November 22, 2006 the Minister of Finance (Canada) introduced Bill C-33 in the Parliament of Canada. The provisions of Bill C-33 will apply, among other things, to certain investments in non-resident entities designated as "foreign investment entities" ("FIEs") generally applicable for taxation after 2006 (the "FIE Tax Proposals"). In general terms, the FIE Tax Proposals, as currently drafted, would apply to require a Holder that holds a "participating interest" (that is not an "exempt interest") in a non-resident entity that is a FIE at the entity's taxation year-end to take into account in computing the Holder's income for the Holder's taxation year that includes such taxation year-end: (i) an amount based on a prescribed rate of return on the "designated cost" of such participating interest held by the Holder at the end of each month ending in the Holder's taxation year at which time the participating interest is held by the Holder; (ii) in certain limited

circumstances, any gains or losses accrued on such participating interest for the year; or (iii) in certain limited circumstances, the Holder's proportionate share of the FIE's income (or loss) for the year calculated using Canadian tax rules. For the purposes of the FIE Tax Proposals, the Offered Shares will constitute participating interests in the Company.

The Company will not be a FIE at the end of a taxation year provided that, at that time, the "carrying value" of all of the Company's "investment property" is not greater than one-half of the "carrying value" of all of its property or, throughout the taxation year, its principal undertaking was the carrying on of a business other than an investment business as determined for purposes of the FIE Tax Proposals. The Company is of the view, and has advised counsel, that if the Company had a taxation year-end on the date of the Closing, the Company would not be a FIE on that date on the basis that on the date of the Closing, the carrying value of its investment property would not be greater than one-half of the carrying value of all of its property. However, the determination of whether or not the Company is a FIE must be made on an annual basis at the end of each taxation year-end of the Company and no assurances can be given that the Company will not be a FIE at the end of any of its taxation years.

Foreign Property Information Reporting

A Holder that is a "specified Canadian entity" for a taxation year or a fiscal period and whose total cost amount of "specified foreign property", including the Offered Shares, at any time in the year or fiscal period exceeds $100,000 (as such terms are defined in the Tax Act) will be required to file Form T-1135 for the year or period disclosing prescribed information. Subject to certain exceptions, a Holder will generally be a specified Canadian entity. Holders should consult their own tax advisors regarding these rules.

Disposition of Offered Shares

A Holder who disposes of or is deemed to have disposed of an Offered Share will realize a capital gain (or incur a capital loss) equal to the amount by which the proceeds of disposition in respect of the Offered Share exceed (or are exceeded by) the aggregate of the adjusted cost base of such Offered Share and any reasonable expenses associated with the disposition.

Generally, one-half of any capital gain (a "taxable capital gain") realized must be included in the Holder's income and one-half of any capital loss (an "allowable capital loss") offsets taxable capital gains realized by the Holder in the same taxation year, and any excess is generally deductible against net taxable capital gains in any of the three prior years or in any subsequent year in the circumstances and to the extent provided in the Tax Act.

Capital gains realized by an individual and certain trusts may result in the individual or trust paying alternative minimum tax under the Tax Act.

A Holder that is a Canadian-controlled private corporation (as defined in the Tax Act) throughout the relevant taxation year may be subject to the 62/3 percent refundable tax in respect of its aggregate investment income, which includes an amount in respect of taxable capital gains.

Taxation of Dividends Received by Holders of Offered Shares

Dividends received or deemed to be received on the Offered Shares by a Holder who is an individual will be included in computing the Holder's income, but will not be eligible for the gross-up and dividend tax credit treatment normally applicable under the Tax Act to taxable dividends received from taxable Canadian corporations.

Dividends received or deemed to be received on the Offered Shares by a Holder that is a corporation generally will be included in computing the Holder's income, but will not be entitled to the inter-corporate dividend deduction in computing taxable income which generally applies to dividends received from taxable Canadian corporations.

A Holder that is a Canadian-controlled private corporation (as defined in the Tax Act) throughout the relevant taxation year may be subject to the 62/3 percent refundable tax in respect of its aggregate investment income, which includes an amount in respect of dividends on the Offered Shares.

RELATIONSHIP BETWEEN THE CORPORATION AND AN UNDERWRITER

TD Securities Inc. is a wholly-owned subsidiary of a Canadian chartered bank (the "Bank") that is a lender to Petrobank, Petrobank holds 76,693,827 Common Shares, representing (prior to Closing of the Offering) 80.73% of the issued and outstanding Common Shares (77.16% after the Offering). Accordingly, the Corporation may be considered a "connected issuer" of TD Securities Inc. under applicable Canadian securities legislation.

As at August 22, 2007, Petrobank was not indebted to the Bank under Petrobank's credit facilities with an aggregate borrowing base of $70 million. Petrobank is in compliance with all material terms of the agreement governing the credit facilities and the Bank has not waived any breaches thereof since its execution. Neither the financial position of Petrobank or Petrominerales nor the value of the security under the credit facilities has changed substantially since the indebtedness under the credit facilities was incurred.

The decision to distribute the Offered Shares and the determination of the terms of the Offering were made through negotiations between the Corporation and Haywood, on its own behalf and on behalf of the other Underwriters. The Bank did not have any involvement in such decision or determination, but has been advised of the issuance and terms thereof. In connection with the Offering, TD Securities Inc. will receive its share of the Underwriters' Fee.

RISK FACTORS

Prospective purchasers of Offered Shares should consider carefully the risk factors and uncertainties affecting the Corporation in connection with its business contained in the AIF under the heading "Risk Factors" as well as the other information contained in and incorporated by reference in this short form prospectus.

LEGAL MATTERS

Certain legal matters relating to the Offering will be passed upon on behalf of the Corporation by McCarthy Tétrault LLP, Calgary, Alberta, and on behalf of the Underwriters by Blake, Cassels & Graydon LLP, Calgary, Alberta.

AUDITORS, REGISTRAR AND TRANSFER AGENT

The independent auditors of the Corporation are Deloitte & Touche LLP, Chartered Accountants, Calgary, Alberta.

The registrar and transfer agent for the Common Shares is Computershare Investor Services Inc. at its principal offices in Calgary and Toronto.

INTERESTS OF EXPERTS

The partners and associates of McCarthy Tétrault LLP and the partners and associates of Blake, Cassels & Graydon LLP, as of the date hereof, each as a group, beneficially own, directly or indirectly, less than 1% of the outstanding Common Shares of the Corporation. As of the date hereof, the principals of DeGolyer and MacNaughton, each as a group, did not beneficially own, directly or indirectly, any securities of Petrominerales.

PROMOTER

Petrobank may be considered to be a promoter of the Corporation in that it took the initiative in founding and organizing the Corporation. Petrobank currently holds 80.73% of the outstanding Common Shares and, after giving effect to the Offering, Petrobank will hold 77.16% of the outstanding Common Shares.

PURCHASER'S STATUTORY RIGHTS

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may only be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal adviser.

AUDITORS' CONSENT

We have read the short form prospectus of Petrominerales Ltd. (the "Corporation") dated •, 2007 qualifying the distribution of 4,400,000 common shares of the Corporation. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned prospectus of our report to the shareholders of the Corporation on the consolidated balance sheets of the Corporation as at December 31, 2006 and 2005, and the consolidated statements of operations and retained earnings (deficit) and cash flow for the years then ended. Our report is dated February 23, 2007.

Calgary, Alberta
•, 2007

•
Chartered Accountants

CERTIFICATE OF THE CORPORATION

Dated: August 28, 2007

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the provinces of Alberta, British Columbia and Ontario.

(Signed) John D. Wright *President and Chief Executive Officer*	*(Signed) Corey C. Ruttan* *Vice President Finance, Chief Financial Officer*

On behalf of the Board of Directors

(Signed) Alastair MacDonald *Director*	*(Signed) Jerald L. Oaks* *Director*

CERTIFICATE OF THE PROMOTER

PETROBANK ENERGY AND RESOURCES LTD.

Dated: August 28, 2007

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the provinces of Alberta, British Columbia and Ontario.

(Signed) John D. Wright *President and Chief Executive Officer*	*(Signed) Corey C. Ruttan* *Vice President Finance, Chief Financial Officer*

On behalf of the Board of Directors

(Signed) Jim Tocher *Director*	*(Signed) Ian S. Brown* *Director*

CERTIFICATE OF THE UNDERWRITERS

Dated: August 28, 2007

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the provinces of Alberta, British Columbia and Ontario.

HAYWOOD SECURITIES INC.

By: *(Signed) William A. Kanters*

FRASER MACKENZIE LTD.

By: *(Signed) JC St-Amour*

TD SECURITIES INC.

By: *(Signed) Bill Roberts*

FIRSTENERGY CAPITAL CORP.

By: *(Signed) John S. Chambers*

RBC DOMINION SECURITIES INC.

By: *(Signed) Robi Contrada*

GMP SECURITIES L.P.

By: *(Signed) Sandy L. Edmonstone*

SCOTIA CAPITAL INC.

By: *(Signed) Brett Undershute*

ANNEX A

Since January 1, 2006 and until the date hereof, the following information has been made public in Canada, filed with the Toronto Stock Exchange and made public by such exchange, or sent to holders of Petrominerales Ltd.'s securities. One copy of each of the following documents is attached hereto.

Tab	Title of Document	Date Distributed
1.	Annual Information Form	March 30, 2007
2.	Annual Report	March 29, 2007
3.	Audited Annual Financial Statements	March 9, 2007
4.	Managements Discussion and Analysis	March 9, 2007
5.	Interim financial statements	August 9, 2007
6.	Interim financial statements	May 8, 2007
7.	Interim financial statements	November 13, 2006
8.	Interim financial statements	August 11, 2006
9.	Managements Discussion and Analysis	August 9, 2007
10.	Managements Discussion and Analysis	May 8, 2007
11.	Managements Discussion and Analysis	November 13, 2006
12.	Managements Discussion and Analysis	August 11, 2006
13.	Form 52-109F2 - Certification of Interim Filings – CEO	May 8, 2007
14.	Form 52-109F2 - Certification of Interim Filings – CFO	May 8, 2007
15.	Form 52-109F1 - Certification of Annual Filings – CEO	March 30, 2007
16.	Form 52-109F1 - Certification of Annual Filings – CFO	March 30, 2007
17.	Form 52-109F2 - Certification of Interim Filings – CEO	November 13, 2006
18.	Form 52-109F2 - Certification of Interim Filings – CEO	August 11, 2006
19.	Form 52-109F2 - Certification of Interim Filings – CFO	November 13, 2006
20.	Form 52-109F2 - Certification of Interim Filings – CFO	August 11, 2006
21.	Other material contracts - Underwriting Agreement relating to issue and sale of 4.4 million common shares	August 28, 2007

Tab	Title of Document	Date Distributed
22.	Underwriting or agency agreement relating to issue and sale of 16 million common shares	June 13, 2006
23.	Material change report - reporting closing of IPO on the TSX.	July 5, 2006
24.	Preliminary long form prospectus	May 5, 2006
25.	Preliminary short form prospectus	August 28, 2007
26.	Final long form prospectus	June 13, 2006
27.	Final short form prospectus	September 5, 2007
28.	Form of proxy	May 2, 2007
29.	Management information circular	May 2, 2007
30.	News release - Announcing closing of $61 million financing	September 13, 2007
31.	News release - Announcing completion of test of Corcel-1 well	August 27, 2007
32.	News release - Announcing $53 million bought deal financing	August 22, 2007
33.	News release - Announcing Petrominerales second quarter results	August 9, 2007
34.	News release - Announcing that well has tested oil	August 2, 2007
35.	News release – Announcing test of oil from exploration well	July 26, 2007
36.	News release - Announcing test of oil from exploration well	July 18, 2007
37.	News release - Announcing case of exploration well as potential oil well	June 18, 2007
38.	News release - Announcing webcast annual and special meeting and provides exploration update	May 23, 2007
39.	News release - Announcing first quarter results and subsequent production increases	May 8, 2007
40.	News release - Announcing Mapuro-1 well in Colombia to be abandoned	April 2, 2007
41.	News release - Announcing year end results, reserve increases and initial exploration success	March 9, 2007
42.	News release - Announcing third quarter results	November 13, 2006
43.	News release - Providing operational update	October 19, 2006
44.	News release - Announcing strong second quarter results	August 11, 2006
45.	News release - Announcing closing of initial public offering	June 29, 2006
46.	News release - Filing annual information form (section 2.2 of NI 51-101)	March 30, 2007

Tab	Title of Document	Date Distributed
47.	Notice of Meeting	May 2, 2007
48.	Notice of Meeting and Record Date	March 20, 2007
49.	Report of Voting Results	May 25, 2007
50.	Security holders documents (amendment to articles of association)	August 31, 2007
51.	News Release	October 19, 2006
52.	Certificate of Interim Filings – CEO	August 9, 2007
53.	Certificate of Interim Filings – CFO	August 9, 2007
54.	News Release	October 23, 2007
55.	Interim Financial Statements	November 6, 2007
56.	Managements Discussion and Analysis	November 6, 2007
57.	Certificate of Interim Filings – CEO	November 6, 2007
58.	Certificate of Interim Filings – CFO	November 6, 2007
59.	News Release	November 6, 2007

This prospectus constitutes a public offering of securities only in those jurisdictions where such securities may be lawfully offered for sale and therein only by persons permitted to sell such securities. No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. The securities offered hereunder have not and will not be registered under the United States Securities Act of 1933, as amended (the "1933 Act"), or the securities laws of any state of the United States of America (the "United States") and, subject to certain exceptions, may not be offered, sold or otherwise disposed of, directly or indirectly, within the United States or its territories or possessions except in transactions exempt from registration under the 1933 Act and under the securities laws of any applicable state. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby within the United States, its territories or possessions. See "Plan of Distribution".

PROSPECTUS

Initial Public Offering and Secondary Offering

June 13, 2006


Petrominerales



PETROMINERALES LTD.

Up to $75,000,000

Up to 20,000,000 Common Shares

This prospectus qualifies the distribution (the "Treasury Offering") of 16,000,000 common shares ("Common Shares") of Petrominerales Ltd. ("Petrominerales" or the "Company") and the distribution (the "Secondary Offering") of up to 4,000,000 Common Shares of the Company held by Petro International Ltd. (the "Selling Shareholder"), a wholly-owned subsidiary of Petrobank Energy and Resources Ltd. ("Petrobank"), in each case at a price of $3.75 per Common Share (the "Offering Price"). See "Principal Shareholders and Selling Shareholder." The Treasury Offering and the Secondary Offering are collectively referred to herein as the "Offerings" and the Common Shares sold pursuant to the Offerings are collectively referred to as the "Offered Shares". The Offering Price of the Offered Shares was determined by negotiation between the Company, the Selling Shareholder, Petrobank and the underwriter, being Haywood Securities Inc. (the "Underwriter"). The Company will not receive any proceeds from the Secondary Offering.

There is currently no market through which the Common Shares may be sold and purchasers may not be able to resell Common Shares purchased under this prospectus. The Toronto Stock Exchange ("TSX") has conditionally approved the listing of the Common Shares. Listing will be subject to the Company fulfilling all of the listing requirements of the TSX on or before September 5, 2006.

Price: $3.75 per Offered Share

	Offering Price	Underwriter's Fee[(1)]	Net Proceeds to the Company[(2)]	Net Proceeds to the Selling Shareholder[(2)]
Per Common Share	$3.75	$0.225	$3.525	$3.525
Total[(3)]	$75,000,000	$4,500,000	$56,400,000	$14,100,000

Notes:

(1) The Underwriter will be paid a fee (the "Underwriter's Fee") equal to six percent of the aggregate gross proceeds of the Offerings other than with respect to sales of Offered Shares to officers and directors of the Company, Petrobank and the Selling Shareholder, for which the Underwriter will not receive a fee.

(2) Before deducting expenses of the Offerings, estimated to be $750,000 , which will be paid by the Company and the Selling Shareholder on a *pro rata* basis. The Company's share of expenses and the Underwriter's Fee in respect of the Treasury Offering will be paid by the Company from the proceeds of the Treasury Offering. The Selling Shareholder's share of expenses and the Underwriter's Fee in respect of the Secondary Offering will be paid by the Selling Shareholder from the proceeds of the Secondary Offering. See "Plan of Distribution".

(3) The Offered Shares offered pursuant to the Secondary Offering are being sold on a "best efforts" basis. Total numbers assume that all of the Offered Shares under the Secondary Offering are subscribed for.

(continued on next page)


Cartagena
Coveñas
Venezuela
Panama
Yopal
Bogotá
Colombia
Neiva


Tumaco
Orito
Ecuador
100 km
Pipelines
Cities/Towns
Rivers





(continued from cover)

The Underwriter has agreed to offer the Offered Shares distributed under the Treasury Offering on an underwritten basis and the Offered Shares under the Secondary Offering on a "best efforts" basis. The Underwriter, as principal in the case of the Treasury Offering, and as agent on behalf of the Selling Shareholder in the case of the Secondary Offering, conditionally offers the Offered Shares, if, as and when issued, sold and delivered by the Company in accordance with the conditions contained in the underwriting agreement referred to under "Plan of Distribution", subject to approval of certain legal matters relating to the Offerings on behalf of the Company by McCarthy Tétrault LLP and on behalf of the Underwriter by Blake, Cassels & Graydon LLP. In connection with the Offerings, the Underwriter may effect transactions which stabilize or maintain the market price of the Common Shares at levels other than those which otherwise might prevail on the open market. See "Plan of Distribution".

Subscriptions for Offered Shares will be received subject to rejection or allotment in whole or in part. It is expected that the certificates representing the Offered Shares will be available for delivery at the closing of the Offerings, which is expected to occur on or about June 29, 2006, or such later date as the Company, the Selling Shareholder, Petrobank and the Underwriter may agree, but in any event no later than July 14, 2006 (the "Closing Date").

The Company and the Selling Shareholder are incorporated under the laws of The Bahamas. Although each have appointed McCarthy Tétrault LLP at 3300, 421 - 7th Avenue SW, Calgary, Alberta T2P 4K9 as their agent for service of process in Canada, it may not be possible for investors to collect from the Company or the Selling Shareholder judgments obtained in courts in Canada predicated on the civil liability provisions of securities legislation.

An investment in the Offered Shares is speculative and involves a high degree of risk that should be considered by potential investors. The Company's business is subject to the risks normally encountered in the oil and gas industry and the Company's early stage of development. An investment in the Offered Shares is suitable only for those investors who are willing to risk a loss of some or all of their investment and who can afford to lose some or all of their investments. See "Risk Factors".

TABLE OF CONTENTS

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Petrominerales is hereby providing cautionary statements identifying important factors that could cause the Company's actual results to differ materially from those projected in forward-looking statements made in this prospectus. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as "will likely result," "are expected to," "will continue," "is anticipated," "believes," "estimated," "intends," "plans," "projection" and "outlook") are not historical facts and may be forward-looking and may involve estimates, assumptions and uncertainties which could cause actual results or outcomes to differ materially from those expressed in such forward-looking statements. Accordingly, any such statements are qualified in their entirety by reference to, and are accompanied by, the factors discussed throughout this prospectus. Among the key factors that have a direct bearing on the Company's results of operations are the nature of the Company's involvement in the business of exploration for, and development and production of oil reserves, fluctuations in prices received for oil, fluctuations in interest rates and the fluctuation of the exchange rate between the Canadian dollar and the United States dollar. These and other factors are discussed herein under "Risk Factors" and elsewhere in this prospectus.

Because actual results or outcomes could differ materially from those expressed in any forward-looking statements of the Company made by or on behalf of the Company, investors should not place undue reliance on any such forward-looking statements. Actual results achieved during the forecast period will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors. Such factors include, but are not limited to: general economic, market and business conditions; fluctuations in oil and gas prices; the results of exploration and development of drilling and related activities; fluctuation in foreign currency exchange rates; the uncertainty of reserve estimates; changes in environmental and other regulations; risks associated with oil and gas operations; the risks described under the heading "Risk Factors" and other factors, many of which are beyond the control of the Company. Further, any forward-looking statement is made only as of a certain date, and the Company undertakes no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events, except as required by applicable securities laws. New factors emerge from time to time, and it is not possible for management to predict all of these factors and to assess in advance the impact of each such factor on the Company's business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement.

MARKET AND INDUSTRY DATA

Unless otherwise indicated, the market and industry data contained in this prospectus is based upon information from the Colombian government, independent industry information and other publications and the Company's management's knowledge of and experience in the markets in which the Company operates. While the Company believes this data to be reliable, market and industry data is subject to variations and cannot be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in any statistical survey. None of the Company, Petrobank, the Selling Shareholder or the Underwriter has independently verified any of the data from third party sources referred to in this prospectus or ascertained the underlying assumptions relied upon by such sources. In addition, the Underwriter has not independently verified any of the industry data prepared by management of the Company.

PROSPECTUS SUMMARY

The following is a summary of the principal features of the Offerings and is qualified by and should be read in conjunction with the more detailed information, reserve data and financial data and statements appearing elsewhere in this prospectus. See "Glossary of Terms" for the meanings given to certain capitalized terms used in this prospectus summary.

INVESTMENT HIGHLIGHTS

Opportunity to Invest in a Pure Colombian-Focused Oil and Gas company. The Company believes that Colombia provides an excellent opportunity for investment in the oil and gas sector with its revitalized oil and gas laws, revamped fiscal regime and greater access to land with no initial land bonus payments or state back-in rights. The Company views Colombia as an oil rich country with significant potential for value creation through the application of modern technology and exploitation strategies to under-capitalized producing fields. In addition to these improvements in the oil and gas industry in Colombia, the overall business and security environments in Colombia have improved significantly since the election of President Alvaro Uribe in 2002, who implemented policies that have resulted in a significant decrease in crime levels in the country. The Company enjoys a significant "early mover" advantage in Colombia, having been active in the country since 1996 through its predecessor companies.

Significant Producing Assets and Reserves in Colombia. Petrominerales provides investors with exposure to significant existing oil production and potential upside through two incremental production contracts ("IPCs") at the Orito and Neiva fields in Colombia. As a result of earlier drilling operations, recompletions on certain existing wells and the completion of the Orito 117 and 118 wells, the Company's working interest production at Orito and Neiva in May 2006 averaged 2,588 bbl/d before deduction of an eight percent royalty. The most recent wells completed by the Company, the Orito 117 and 118 wells, are currently producing combined gross incremental production of approximately 2,000 bbl/d. The Company's independent engineers have identified 30 additional drilling locations at Orito, which have the potential to significantly increase production.

From December 2004 to December 2005, the Company's oil reserves increased by 69 percent. The most recent independent reserve evaluation, effective as of March 31, 2006, indicated proved, probable and possible reserves of 25.7 mmbbls at March 31, 2006, compared to 22.3 mmbbls at December 31, 2005 (in each case based on the forecast prices and costs case), representing an additional 16 percent increase over that three-month period.

Large Exploration Land Base with Identified Targets. Exploration is playing an increasingly important role in the Company's activities in Colombia. During the course of 2005, Petrominerales capitalized on the opportunities provided by the new Exploration Contracts now being offered by the Colombian government. Under the new regime, all operators are afforded access to any uncontracted lands by committing to an exploration work plan with no initial payment to the government. Since the introduction of these changes, Petrominerales has signed agreements giving it access to over 2.5 million acres of land, with the potential for 100 percent working interests in some of Colombia's most promising oil basins.

Of the 2.5 million acres, approximately 372,000 acres are subject to five Exploration Contracts in respect of which the Company has shot and is interpreting 3-D seismic data and is initiating plans to drill identified targets. The approximately 2.14 million remaining acres are part of five technical evaluation agreements ("TEAs") in which the Company has the first right to evaluate and select desirable exploration lands by way of proposing work commitments on those lands.

The Company has acquired four new 3-D seismic programs and, to date, has identified 16 initial leads or prospects on these exploration blocks.

Potential for Development of Heavy Oil. Of the five TEAs the Company has executed, three demonstrate heavy oil potential. These deposits may be candidates for the patented in-situ heavy oil recovery technology, THAI™, owned by Archon Technologies Ltd. ("Archon"), a wholly-owned subsidiary of Petrobank. There is evidence of a heavy oil belt in Colombia that extends along the Llanos basin. A number of fields have been

discovered and are producing heavy oil that is trucked or mixed with diluent and transported to market via pipeline. Management of the Company believes that these areas have the highest potential in Colombia. Consequently, considering the geological similarities between the belt in Colombia and parts of Venezuela where heavy oil has been developed, the Company believes there is a good potential for discovering and exploiting heavy oil resources in these areas. Petrominerales has negotiated agreements with Archon Technologies International Ltd. ("ATI"), an indirect, wholly-owned subsidiary of Petrobank, pursuant to which Petrominerales has access to the THAI™ technology, subject to a licensing fee equal to 10 percent of gross production. See "Heavy Oil Technology".

Experienced Management & Board. Petrominerales' management, technical team and key personnel have substantial operational and exploration experience in South America, including Colombia. The Company's team has demonstrated the ability to successfully carry out exploration and development programs while delivering profitable operations. Management and personnel also have extensive Colombian experience, and have developed a network of local and regional contacts and relationships which enhance their operations and ability to execute on their progams. John D. Wright, the Company's President and Chief Executive Officer, has previously demonstrated an ability to operate in South America. As Chief Executive Officer (1996 to 1999), Mr. Wright built Pacalta Resources Ltd. from 3,448 bbl/d to 44,825 bbl/d. That company was acquired by Alberta Energy Company (now Encana Corporation) in 1999 for $1.05 billion. The Board of Directors of the Company are experienced directors of oil and gas companies and several have extensive experience in Latin America. The Company's officers and directors own 4,351,559 shares of Petrobank, representing approximately 6.5 percent (basic) of Petrobank's outstanding common shares. Following the Closing of the Offerings (assuming all of the Offered Shares are sold under the Secondary Offering), Petrobank will hold 75,000,000 Common Shares, representing approximately 78.9 percent of the outstanding Common Shares.

THE COMPANY

The Company, through its wholly-owned subsidiary, Petrominerales Colombia Ltd. ("PCL"), is engaged in the exploration for, and the acquisition, development and production of, oil resources in Latin America and, specifically, Colombia. The Company's strategy is to realize near term cash flow from exploitation opportunities by applying modern North American technical and business models to mature, but under-exploited Colombian properties formerly operated by Empresa Colombiana de Petroleos ("Ecopetrol"), the Colombian state-owned oil company. In addition, the Company plans to further its growth through opportunity driven exploration on the Company's undeveloped properties in Colombia.

The Company's current production is derived from two IPCs, at Orito in southern Colombia's Putumayo basin, and at Neiva in the Upper Magdalena Valley basin, each in partnership with Ecopetrol. The IPC concept was developed in 2000 by Ecopetrol in order to attract additional capital investment to fields that Ecopetrol felt had significant potential, but that Ecopetrol didn't have the financial capacity to fully develop. Each IPC provides that PCL will share in a portion (initially 79 percent in the case of the Orito field and 69 percent in the case of the Neiva field) of the incremental production generated by its development activities above baseline production. Each IPC's established baseline production is based upon the decline curve corresponding to the field's original production history. Except for internal operating expenses, all field expenses are covered by a per barrel tariff that Ecopetrol, as operator, receives from the partner in the field. Working interest production on each field is subject to an eight percent royalty paid to the Colombian Government. The Company's production averaged 2,588 bbl/d in May 2006 before deduction of the eight percent royalty. The Company's working interest proved plus probable plus possible reserves totaled 25.7 mmbbls as at March 31, 2006. The IPCs for each of Orito and Neiva expire in June 2023. See "General Development of the Business", "Narrative Description of the Business" and "Property Descriptions".

To provide a platform for future growth, the Company has, to date, contracted a total of 2,516,966 acres of prospective exploratory lands in the Llanos and Putumayo basins, making it one of the largest landholders in the country. These lands are close to known production with available infrastructure nearby. The Company has undertaken an extensive exploratory program involving the acquisition and/or interpretation of large 3-D seismic surveys over five exploration blocks and the re-processing and re-interpretation of existing 2-D seismic data and

geological information over the areas subject to TEAs. This land position and associated database is generating an inventory of drillable prospects and potential leads that will be further assessed and drilled through the primary terms of the Exploration Contracts. The new Exploration Contract model in Colombia offers the Company a very competitive fiscal regime and the opportunity to develop new discoveries with 100 percent ownership of all reserves discovered, subject to an initial eight percent royalty, with complete internal control of any investment and development programs. The Company continues to pursue other exploration opportunities in Colombia. See "Property Descriptions — Exploration Contracts and TEAs".

PCL, through its relationship with its indirect parent company, Petrobank, is pursuing various heavy oil opportunities in Colombia. These opportunities may be open to the application of Archon's THAI™ technology, which the Company has a right to use under a licensing agreement with ATI. Independent authorities in Colombia have identified a heavy oil belt in the Llanos basin, which may have resource and productivity characteristics similar to the Faja del Orinoco heavy oil belt in Venezuela. Two of the Company's TEAs border an extensive land position controlled by Ecopetrol (Caño Sur), which is currently the focus of a negotiating process wherein Ecopetrol is attempting to attract a large oil company as a partner in an up to US$1.7 billion project to develop heavy oil resources. The Company's land also appears prospective for heavy oil resource accumulation. See "Property Descriptions — Exploration Contracts and TEAs" and "Heavy Oil Technology".

The following table sets forth additional summary information relating to the Company's reserves, production and exploration lands. Reserves and net present value estimates are based on the March D&M Report.

Reserves as of March 31, 2006 — Forecast Pricing	
Company Working Interest (mbbls)	
Proved	10,485
Proved plus probable	16,754
Proved plus probable plus possible	25,725
Increase in reserves from January 1, 2005 to March 31, 2006	
Proved	86%
Proved plus probable	77%
Proved plus probable plus possible	34%
Net Present Value at 10% before tax (US$ millions)	
Proved	198.8
Proved plus probable	310.3
Proved plus probable plus possible	411.6

Working interest production before 8% royalty (bbl/d)	
2005	1,031
First quarter 2006	1,356
May 2006	2,588
May 2006 increase versus 2005	151%
May increase versus first quarter 2006	91%

Exploration acreage (acres)	
Exploration Contracts	372,262
TEAs	2,144,704
Total	**2,516,966**

The following diagram shows the percentage working interest to companies and Ecopetrol, respectively, under Colombia's new fiscal regime, as compared to that available to companies under the prior fiscal regime and in certain other comparator countries.



Contractor Take (1 - State Take)
60%
50%
40%
30%
20%
10%
0%
Colombia New Model
United Kingdom
Pakistan
Peru
Argentina
Ecuador
Brasil
India
Kazahistan
Australia
Trinidad & Tob
Colombia Previous model
Thailand
Sudan
Angola
China
Turkemistan
Gabon
Bolivia
Norway
Malaysia
Indonesia
Egypt
Venezuela
40%
50%
60%
70%
80%
90%
100%
State Take
10%
20%
30%
40%
50%
Profitability

Source: ANH.

See "Statement of Reserves Data and Other Related Information" and "Property Descriptions".

PROPERTIES

Orito

The Orito field (42,492 gross acres) is the largest oil discovery in southern Colombia's Putumayo basin and has extensive field infrastructure, good seismic control and connection to an underutilized export pipeline with a deep water port and loading facilities on the Pacific Coast. The field was discovered in 1963 by Texaco, commenced production in 1968, reached peak production of 82 mbbl/d in July 1970 and reverted back to Ecopetrol in 1979. Historically, Ecopetrol managed the Orito field without the capital resources required for a comprehensive program of late primary exploitation and secondary recovery. PCL acquired its interest in the Orito field in April 2001 pursuant to an IPC. Petrominerales has access to all existing infrastructure and data, while Ecopetrol partially shares (initially 21 percent) in the incremental production, above baseline production, generated by the Company's development activities during the term of the IPC. The IPC in respect of the Orito field expires in June 2023.

During the first quarter of 2006, gross field production at Orito averaged 4,118 bbl/d and baseline production averaged 2,829 bbl/d, resulting in average incremental production of 1,289 bbl/d (1,018 bbl/d working interest to the Company before deduction of an eight percent royalty). As a result of recompletions on certain existing wells and the completion of the Orito 117 and 118 wells, the Company's working interest production at Orito in April 2006 averaged 2,423 bbl/d before deduction of an eight percent royalty. Based on early April 2006 well tests, the Orito 117 and 118 wells are producing 1,262 bbl/d and 950 bbl/d (997 bbl/d and 751 bbl/d working interest to the Company), respectively. The proved, probable and possible reserve forecast prepared for the Company by DeGolyer and MacNaughton, independent oil and gas reserve engineers, of Dallas, Texas, USA ("D&M"), assumes 30 new wells can be drilled with maximum initial production rates of 400 bbl/d per well. In addition to those locations identified by D&M, the Company has identified 10 further potential drilling locations.

To date, the Orito field has produced just over 226 mmbbls, including approximately 187 mmbbls from the Caballos zone, the most significant of three reservoirs at Orito. The Company believes this recovery rate to be considerably below average for a field of this type. The majority of the Company's expenditures to date have targeted the Caballos zone, as will be the case for the remainder of 2006. The Company believes that the Orito field offers numerous opportunities to create value through in-fill drilling, field extension, facilities upgrades,

secondary recovery and other enhancement techniques proven in Canada and elsewhere. The Company has secured two drilling rigs under long-term contracts and commenced a continuous drilling program at Orito in June 2006. See "General Development of the Business", "Narrative Description of the Business" and "Property Descriptions — Orito".

Neiva

The 2,395 acre Neiva field in the Upper Magdalena Valley basin lies approximately 300 kilometres northeast of Orito. Neiva is characterized by shallow multi-zone reservoirs which facilitates low risk exploitation drilling. Neiva's reservoir consists of sand shale sequences totalling up to 1,500 feet of gross pay in the Honda and Doima/Chicoral zones. To date, Petrominerales has drilled seven Honda zone wells, one Doima/Chicoral well and performed 16 workovers. Petrominerales is considering a phase one drilling program of up to 10 new wells at Neiva commencing in 2006. Baseline production averaged 2,398 bbl/d in the first quarter of 2006, while incremental production averaged 489 bbl/d (338 bbl/d working interest to the Company before deduction of an eight percent royalty). Since its discovery in 1963, the Neiva Honda and Doima Chicoral reservoirs have cumulatively produced 49 mmbbls. See "General Development of the Business", "Narrative Description of the Business" and "Property Descriptions — Neiva".

Exploration Blocks and TEAs

Petrominerales has signed Exploration Contracts and TEAs for nine blocks totalling 2,483,295 acres in the Llanos basin and an Exploration Contract for one block of 33,671 acres in the Putumayo basin. See "General Development of the Business", "Property Descriptions" and "Industry Conditions — Colombian Market".

SELECTED FINANCIAL INFORMATION AND OPERATING RESULTS OF PCL

The following table sets out certain selected financial information of PCL as at and for the three months ended March 31, 2006, as at December 31, 2005 and 2004 and for each of the years in the three-year period ended December 31, 2005. Following completion of the Reorganization Transactions on June 9, 2006, but prior to the completion of the Offerings, the Company legally and beneficially owns 100 percent of the outstanding shares of PCL. PCL constitutes substantially all of the assets of the Company. This financial information has been derived from the audited and unaudited financial statements of PCL appearing elsewhere in this prospectus. The financial information should also be read in conjunction with the disclosure under the heading "Management's Discussion and Analysis".

	Three months ended March 31, 2006	Year ended December 31,		
		2005	2004	2003
		($000s)		
Crude oil revenue	7,204	20,177	21,734	12,560
Funds flow from operations[1]	3,883	9,701	12,048	5,984
Net income (loss)	1,625	2,727	1,851	(16,593)
Capital expenditures	21,871	38,424	13,906	71,342
Balance Sheet Data:				
Total assets	126,100	102,970	70,683	
Cash and working capital (deficiency)	(10,443)	(17,751)	(2,549)	

Note:

(1) Funds flow from operations before changes in other non-cash working capital.

Selected Operating Results

The following table sets out certain selected operating results of PCL for the three months ended March 31, 2006 and for each of the years in the three-year period ended December 31, 2005. The operating results for the periods set forth in the table below should not be relied upon as any indication of operating results for any future period.

	Three months ended March 31, 2006	Year ended December 31,		
		2005	2004	2003
Operating netback ($/bbl)				
Crude oil revenue	59.03	53.62	43.70	32.22
Royalties	4.72	4.29	3.51	2.56
Production expenses	9.66	9.49	7.67	10.48
Operating netback	44.65	39.84	32.52	19.18
Average daily crude oil production (bbls)[1]	1,356	1,031	1,359	1,068

Note:

(1) Average production increased to 2,588 bbl/d in May 2006.

See "Selected Financial Information and Operating Results of PCL" and "Management's Discussion and Analysis".

SUMMARY RESERVES INFORMATION

The Company's reserves are currently comprised of crude oil. Petrobank engaged D&M to evaluate PCL's oil reserves as at December 31, 2005, and in connection therewith D&M prepared a report, dated March 8, 2006 and effective December 31, 2005 (the "December D&M Report") evaluating the Company's oil reserves as at December 31, 2005. The Company engaged D&M to provide an updated evaluation of the Company's oil reserves as at March 31, 2006, taking into account pricing and production information between January 1, 2006 and March 31, 2006. D&M prepared a report dated April 27, 2006 and effective March 31, 2006 (the "March D&M Report", and together with the December D&M Report, the "D&M Reports") evaluating the Company's oil reserves as at March 31, 2006. The following tables set forth certain summary information relating to the crude oil reserves of the Company and the present value of future net cash flows associated with such reserves as at March 31, 2006.

The information set forth below is derived from the March D&M Report which has been prepared in accordance with the standards contained in the COGE Handbook (as defined herein) and the reserves definitions contained in NI 51-101 (as defined herein). **All evaluations of future net cash flows are stated prior to provision for indirect costs and after deduction of royalties, estimated future capital expenditures and well abandonment and lease reclamation costs. It should not be assumed that the present values of estimated future net cash flows shown below is representative of the fair market value of the crude oil reserves. There is no assurance that such price and cost assumptions will be attained and variances could be material. The recovery and reserve estimates of oil reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual crude oil reserves may be greater than or less than the estimates provided herein.**

SUMMARY OF OIL AND GAS RESERVES

	Light and Medium Oil (mbbls)			
	March 31, 2006			
	Forecast Prices		Constant Prices	
Reserves	Company Working Interest[1]	Net[2]	Company Working Interest[1]	Net[2]
Proved Developed Producing	4,117	3,788	4,029	3,706
Total Proved	10,485	9,620	9,797	8,989
Total Proved Plus Probable	16,754	15,329	15,532	14,211
Total Proved Plus Probable Plus Possible	25,725	23,471	23,503	21,444

Notes:

(1) After Ecopetrol's share, but before royalties.

(2) After royalties.

CONSTANT PRICES AND COSTS
NET PRESENT VALUES OF FUTURE NET REVENUE
AS OF MARCH 31, 2006

RESERVES CATEGORY	BEFORE INCOME TAXES DISCOUNTED AT (%/year)				AFTER INCOME TAXES DISCOUNTED AT (%/year)			
	0	5	10	15	0	5	10	15
	(US M$)	(US M$)	(US M$)	(US M$)	(US M$)	(US M$)	(US M$)	(US M$)
PROVED								
Developed Producing	183,648	154,229	132,450	115,743	166,550	142,616	124,342	109,953
Undeveloped	192,493	143,401	108,066	81,963	126,013	91,872	67,130	48,744
TOTAL PROVED	376,141	297,630	240,516	197,706	292,563	234,488	191,472	158,697
PROBABLE	213,755	166,364	133,056	108,645	138,811	107,276	85,082	68,820
TOTAL PROVED PLUS PROBABLE	589,896	463,994	373,571	306,352	431,374	341,764	276,554	227,517
POSSIBLE	277,443	191,878	135,763	97,819	180,156	122,915	85,451	60,242
PROVED PLUS PROBABLE PLUS POSSIBLE	867,339	655,872	509,334	404,171	611,530	464,679	362,005	287,759

Note:

* Table may not add due to rounding.

FORECAST PRICES AND COSTS
NET PRESENT VALUE OF FUTURE NET REVENUE
AS OF MARCH 31, 2006

RESERVES CATEGORY	BEFORE INCOME TAXES DISCOUNTED AT (%/year)				AFTER INCOME TAXES DISCOUNTED AT (%/year)			
	0	5	10	15	0	5	10	15
	(US M$)	(US M$)	(US M$)	(US M$)	(US M$)	(US M$)	(US M$)	(US M$)
PROVED								
Developed Producing	156,561	132,168	114,223	100,509	149,660	128,083	111,738	98,955
Undeveloped	160,319	115,907	84,542	61,766	103,969	73,798	52,211	36,344
TOTAL PROVED	316,880	248,075	198,765	162,275	253,629	201,881	163,949	135,299
PROBABLE	182,246	140,598	111,501	90,313	118,773	90,867	71,335	57,100
TOTAL PROVED PLUS PROBABLE	499,126	388,673	310,266	252,588	372,402	292,748	235,284	192,399
POSSIBLE	222,197	148,728	101,366	70,007	144,265	94,791	62,964	42,000
PROVED PLUS PROBABLE PLUS POSSIBLE	721,323	537,401	411,632	322,595	516,667	387,539	298,248	234,399

Note:

* Table may not add due to rounding.

FORECAST PRODUCTION, NET OPERATING INCOME AND CAPITAL EXPENDITURES

The following diagrams represent the Company's working interest production before royalties, net operating income (revenues less royalties and operating costs) and capital expenditures by reserve category as forecast in the March D&M Report along with current production. This forecast does not incorporate any production from the Company's exploration land.

Annual Average Daily Working Interest Production (Before Royalties) By Reserve Case — March D&M Report — Forecast Prices and Costs


10,000
5,000
-
Bbl/d
Actual production April 2006
2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023
Year
Proved Developed Producing
Proved Undeveloped
Probable
Possible

Capital Expenditures and Net Operating Income (NOI) By Reserve Case — March D&M Report — Forecast Prices and Costs


140,000
120,000
100,000
80,000
60,000
40,000
20,000
-
US$000s
2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023
Year
Total Proved Capital Expenditures
Probable Capital Expenditures
Possible Capital Expenditures
Proved Developed Producing NOI
Total Proved NOI
Proved Plus Probable NOI
Proved Plus Probable Plus Possible NOI

See "Statement of Reserves Data and Other Related Information".

PROPOSED WORK PROGRAM

The following table details the Company's current proposed work program through 2009 based on a three rig drilling program (one rig dedicated to Orito, another rig to be shared between Orito and the Llanos basin exploration program (both of which rigs are contracted) and one rig dedicated to Neiva). To date, the Company has secured two drilling rigs under long-term contracts. The Company plans to actively pursue contracting a third rig to enable it to undertake its drilling program at Neiva.

	2006	2007	2008	2009
Orito:				
Development Wells	8	11	14	7
Workovers	2	1	*	*
Fracture Stimulations	6	6	*	*
Waterflood Pilot		1	*	*
Neiva:				
Development Wells	4	16	14	*
Fracture Stimulations	5	*	*	*
Waterflood Pilot	1	*	*	*
Exploration Contracts:				
Joropo Exploration Well		1	*	*
Casimena Exploration Well		1	*	*
Casanare Este Exploration Well		1	*	*
Corcel Exploration Well		1	*	*
Las Aguilas Exploration Well		1	*	*

Note:

* Future development and exploration is contingent on initial success and/or future prospects.

The Company's exploration plan initially focuses on the plains region of the Llanos basin where pool sizes have historically averaged approximately 8 mmbbls and have been as high as 45 mmbbls. The Company has identified a number of leads and drilling prospects and is targeting pool sizes with potential reserves of between 3 and 25 mmbls each. These prospects are typically well defined through 3-D seismic data and incorporate both conventional structural traps as well as stratigraphic traps, which have seldom been targeted to date in the basin. The Company uses the latest 2-D and 3-D seismic data acquisition protocols and modern interpretation and evaluation tools to refine these prospects. If the Company's initial drilling on these blocks is successful, the Company plans to expand the 3-D seismic coverage on these blocks to further assess and develop their full productive potential. The Company has currently identified a total of 16 leads and prospects.

Due to the nature of the oil and gas industry, work programs are regularly reviewed with respect to the success of expenditures and other opportunities that become available. The Company's actual work program will vary depending upon a number of factors, including drilling success, availability of drilling equipment and assessment of newly acquired seismic data over the Company's exploration blocks. Accordingly, while the proposed work program described above reflects the Company's current expectation, the actual work program carried out by the Company may in fact differ from that set forth above. See "Proposed Work Program" and "Risk Factors".

THE COLOMBIAN MARKET

Management of the Company considers the overall investment climate in Colombia to be very positive. The Colombian economy has grown every year since 1999. Foreign direct investment in Colombia increased by 221 percent in 2005 compared to 2004. Inflation in the country has decreased every year since 1991 and was 5.3 percent in 2005, Colombia's lowest annual rate since 1955 and 0.72 percent lower than in 2004. Estimated gross domestic product per capita in 2005 grew almost 33 percent over 2004. During 2005, mergers and

acquisitions worth just over US$10 billion were completed, making Colombia second only to Brazil (US$11.5 billion) in the value of acquisition transactions completed in 2005 in South America. Furthermore, Standard & Poor's increased its rating for Colombian governmental long-term debt from BB (stable) to BB (positive) on February 22, 2006. In February 2006, Colombia and the United States negotiated a free trade agreement that the industry expects will contribute to further growth in the Colombian economy. In addition, the security environment in Colombia has improved significantly since the election of President Alvaro Uribe in 2002 along with a significant decrease in overall crime levels.

Management of the Company also considers Colombia to be an oil-rich country with significant potential for value-creation through the application of modern technology and exploitation strategies to under-capitalized producing fields. Alongside this potential, the Colombian government has demonstrated its willingness to encourage foreign participation in new exploration projects with the introduction of the Exploration Contracts, which provide companies with 100 percent of new production, subject to an initial eight percent royalty and normal income taxes, and TEAs, which provide companies with low cost access to larger areas for preliminary evaluation prior to committing to broader exploration programs. Management feels that these changes, along with increased commodity prices, have made Colombia one of the most attractive countries in which to carry on Petrominerales' business.

Oil is currently Colombia's leading export and source of foreign income, constituting an estimated one third of the country's export revenue. Historically, all oil production was from concessions granted to foreign operators or undertaken by state-owned Ecopetrol in contracts of association with foreign companies. Ecopetrol was formally responsible for all exploration, extraction, production, transportation, and marketing oil for export. During 1999 and 2000, the country was considered to be at risk of becoming a net oil importer unless significant additional reserves were discovered. As a result, the regulatory regime in Colombia underwent a significant change effective January 1, 2004 with the formation of the Agencia Nacional de Hidrocarburos, or National Hydrocarbon Agency ("ANH"). The ANH is now responsible for regulating the Colombian oil industry, including managing all exploration lands not subject to a previously existing association contract. The ANH began offering all undeveloped and unlicensed exploration areas in the country under Exploration Contracts and TEAs which resulted in a significant increase in Colombian exploration activity and competition according to the ANH. Since the introduction of these new contract terms, 52 new Exploration Contracts and 35 TEAs were signed by the end of 2005. Within this new environment, the Company has acquired a significant exploratory land base in Colombia of approximately 2.5 million acres under Exploration Contracts and TEAs. There are now approximately 76 oil and gas companies operating in Colombia.

All data and information described above in this section was provided by the National Police and Proexport Colombia, both of which are agencies of the Colombian Government.

See "Industry Conditions — Colombian Market" and "Risk Factors".

THE OFFERINGS

Issuer: Petrominerales Ltd.

Selling Shareholder: Petro International Ltd. (a wholly-owned subsidiary of Petrobank)

Treasury Offering: 16,000,000 Offered Shares

Secondary Offering: Up to 4,000,000 Offered Shares

Offering Price: $3.75 per Offered Share

Offering Amount: $60,000,000 pursuant to the Treasury Offering

Up to $15,000,000 pursuant to the Secondary Offering

Up to $75,000,000 total under the Offerings

Form of Offerings: Offerings in all provinces of Canada other than Québec by way of long form prospectus. The Underwriter has agreed to offer the Offered Shares distributed under the Treasury Offering on an underwritten basis and the Offered Shares under the Secondary Offering on a "best efforts" basis. Private placement in the United States pursuant to exemptions from the requirements of the *U.S. Securities Act of 1933*, as amended, and offering to other jurisdictions as permitted by applicable securities laws and as mutually agreed upon by the Underwriter, Petrobank, the Selling Shareholder and the Company.

Common Shares Outstanding:

	As at June 13, 2006	
	Prior to Completion of the Treasury Offering[1]	After Completion of the Treasury Offering[1]
Common Shares (basic and diluted)	79,000,000	95,000,000

Note:

(1) Following the issuance of 78,999,900 Common Shares pursuant to the Reorganization Transactions.

Shareholdings Post-Closing: After giving effect to the Closing of the Offerings, Petrobank will indirectly hold approximately 78.9 percent of the issued and outstanding shares of the Company, the remaining 21.1 percent of which will be held by investors under the Offerings, assuming that the full amount of the Secondary Offering is subscribed for (83.2 percent and 16.8 percent, respectively, if no Offered Shares are sold in the Secondary Offering). See "Principal Shareholders and Selling Shareholder".

Closing: On or about June 29, 2006, subject to change, as the Underwriter, the Company, the Selling Shareholder and Petrobank may agree, but not later than July 14, 2006. See "Plan of Distribution".

Use of Proceeds: The Company expects to receive approximately $55.8 million of net proceeds from the Treasury Offering, after deducting the Underwriter's Fee in respect of the Treasury Offering and the Company's share of the estimated expenses of the Offerings. The Company's intention is to use these proceeds over the next 12 months for development drilling and recompletions at Orito; repayment of debt owing to Petrobank; work commitments on the Company's exploration blocks; general and administrative expenses, including working capital; and possible acquisitions of additional exploration

and development properties, as more particularly described in the following table:

	US$ millions
Orito — 5 wells (US$5.5 million per well)	27.5
Orito recompletions	4.0
Exploration blocks (2 wells)	10.0
Repayment of Petrobank loan[1]	7.0
Other	2.3
	US$50.8
	Cdn$55.8

Note:

(1) Pursuant to a loan agreement entered into between Petrobank and PCL, Petrobank agreed to continue to fund PCL's capital requirements from April 1, 2006 to the Closing Date. Any amounts outstanding under the loan agreement, and any interest payable thereon, as at the Closing Date are expected to be repaid by the Company using a portion of the proceeds from the Treasury Offering. The Company anticipates the outstanding amount of the loan at the Closing Date will be approximately US$7 million.

Actual expenditures by the Company in 2006 and 2007 are expected to exceed the net proceeds from the Treasury Offering. Such expenditures, including those relating to additional development wells at Orito and Neiva, will be funded through cash flow from operations and drawdowns on the Company's secured credit facility. See "Use of Proceeds" and "Capitalization".

The amounts and timing of the expenditures will vary depending upon a number of factors, including drilling success, availability of drilling equipment, assessment of newly acquired seismic data over the Company's exploration blocks and unexpected expenses. While it is currently intended by management of the Company that the net proceeds of the Treasury Offering will be expended as set forth above, actual expenditures may in fact differ from these amounts and allocations. See "Use of Proceeds" and "Risk Factors".

The estimated net proceeds to Petrobank from the Secondary Offering, after deducting the Underwriter's Fee in respect of the Secondary Offering and the Selling Shareholder's share of the estimated expenses for the Offerings, will be $13,950,000, assuming the full amount of the Secondary Offering is subscribed for. The Company will not receive any proceeds from the Secondary Offering. See "Use of Proceeds".

Eligibility for Investment: In the opinion of McCarthy Tétrault LLP, counsel for the Company, and Blake, Cassels & Graydon LLP, counsel for the Underwriter, the Common Shares, if issued on the date hereof, would be qualified investments under the Tax Act and the regulations thereunder for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans provided that the Common Shares were listed on a prescribed stock exchange which includes the TSX.

Reorganization Transactions: On June 9, 2006, the Company, the Selling Shareholder and PCL completed the Reorganization Transactions, being the share exchange transactions contemplated by the Share Exchange Agreement. Pursuant to the Reorganization Transactions, the Selling Shareholder exchanged

12,000 common shares of PCL, being all of the issued and outstanding shares of PCL, held by the Selling Shareholder, for 78,999,900 newly issued Common Shares of Petrominerales. On May 11, 2006, the Company amended its Memorandum of Association and Articles of Association to increase the authorized share capital to 200 million Common Shares and to remove the restrictions on the Company's ability to offer shares to the public. See "General Development of the Business — Reorganization Transactions".

RISK FACTORS

An investment in the Common Shares should be considered highly speculative due to the nature of the Company's involvement in the exploration for, and the acquisition, development and production of, crude oil reserves in Colombia. The Company's business is subject to the risks normally encountered in the oil industry such as: competition with companies having greater resources; fluctuations in the market price and demand for crude oil; uncertainty regarding acquisitions, exploration and production; risks relating to hedging activities; the need for, and ability to obtain, funding; political, economic and other uncertainties; foreign currency risks; the effect of government regulation and policies; foreign legal and regulatory regimes; security concerns; variability between production and reported reserves evaluations; availability of equipment; various operating hazards such as fire, explosion and others; environmental regulation, risks and obligations; reliance on third party operators and key personnel; costs associated with new products and the use of new technologies, potential conflicts of interests involving the Company's controlling shareholder and some of the Company's directors and the reliance of the Company on Petrobank and the Selling Shareholder. There are additional risks to purchasers of Offered Shares associated with the nature and structure of the Offerings such as: the absence of a market through which Common Shares may be resold; share price volatility; discretion of the Company over the use of proceeds from the Offering; uncertainty regarding the declaration of dividends; investment dilution and the potential inability to enforce judgments outside of Canada. The reserve and recovery information contained in this prospectus are estimates only and the actual production and ultimate reserves recovered from the Company's properties may be greater or less than the estimates contained in this prospectus. See "Risk Factors".

GLOSSARY OF TERMS

In this prospectus, the abbreviations set forth below have the following meanings:

bbl/d	Barrels of oil per day	M$	Thousands of Canadian dollars
bbls	Barrels of oil	mbbls	Thousand barrels of oil
boe	Barrels of oil equivalent	mmbbls	Million barrels of oil
boe/d	Barrels of oil equivalent per day	psi	Pounds per square inch
US M$	Thousands of United States dollars	US$	United States dollars

Note: Disclosure provided herein in respect of boes may be misleading, particularly if used in isolation. A boe conversion ratio of 6 mcf:1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

In this prospectus, the capitalized terms set forth below have the following meanings:

"**ACIPET**" means Asociación Colombiana de Ingenieros Petróleos, the Colombian society of petroleum engineers;

"**ANH**" means Agencia Nacional de Hidrocarburos, or National Hydrocarbon Agency, an agency of the Colombian government;

"**API**" means American Petroleum Institute, but is generally referred to as a degree of gravity that provides a relative measure of crude oil density;

"**ATI**" means Archon Technologies International Ltd., an indirect wholly-owned subsidiary of Petrobank;

"**Archon**" means Archon Technologies Ltd., a wholly-owned subsidiary of Petrobank;

"**Board of Directors**" means the board of directors of the Company, as constituted from time to time;

"**baseline production**" means, with respect to the IPCs for Orito and Neiva, an established decline curve corresponding to the field's original production history;

"**Canadian GAAP**" means Canadian generally accepted accounting principles;

"**Closing**" means the completion of the issue and sale of Offered Shares pursuant to the Offerings;

"**Closing Date**" means the date on which Closing is expected to occur, being June 29, 2006, subject to postponement, as the Underwriter, the Company, the Selling Shareholder and Petrobank may agree, but not later than July 14, 2006;

"**COGE Handbook**" means the Canadian Oil and Gas Evaluation Handbook prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy and Petroleum;

"**Common Shares**" means common shares in the share capital of the Company;

"**Company**" and "**Petrominerales**" means Petrominerales Ltd. and includes, except where the context otherwise requires, the Company's wholly-owned subsidiary, PCL;

"**D&M**" means DeGolyer and MacNaughton, independent oil and gas reservoir engineers, of Dallas, Texas, USA;

"**D&M Reports**" means, collectively, the March D&M Report and the December D&M Report;

"**December D&M Report**" means the independent engineering evaluation of the Company's crude oil reserves prepared by D&M, dated March 8, 2006 and effective December 31, 2005;

"**Ecopetrol**" means Empresa Colombiana de Petroleos, the Colombian state-owned oil company;

"**ESP**" means electrical submersible pump;

"**Exploration Contract**" means an exploration contract in Colombia established by the ANH, as more particularly described under the heading "Industry Conditions — Exploration Contracts and TEAs";

"**gross**" means:

(a) in relation to the Company's interest in production and reserves, its "Company gross reserves", which represent the Company's working interest (operating and non-operating) share of gross reserves before deduction of royalties and without including any royalty interest of the Company;

(b) in relation to wells, the total number of wells in which the Company has an interest; and

(c) in relation to properties, the total area of properties in which the Company has an interest;

"**IPC**" means an incremental production contract in Colombia, as more particularly described under the heading "Industry Conditions — Incremental Production Contracts (IPCs)";

"**Joint Operating Agreement**" means the joint operating agreement to be entered upon Archon exercising the option granted under the Option Agreement, which joint operating agreement will govern the operations of certain heavy oil projects in Colombia in which ATI has acquired a working interest pursuant to the Option Agreement;

"**March D&M Report**" means the independent engineering evaluation of the Company's crude oil reserves prepared by D&M, dated April 27, 2006 and effective March 31, 2006;

"**Neiva**" means the 2,395 acre Neiva field in the Upper Magdalena Valley basin in Colombia;

"**net**" means:

(a) in relation to the Company's interest in production and reserves, its "Company net reserves", which represent the Company's working interest (operating and non-operating) share of gross reserves after deduction of royalties obligations;

(b) in relation to wells, the number of wells obtained by aggregating the Company's current working interest in each of its gross wells; and

(c) in relation to the Company's interest in a property, the total area in which the Company has an interest multiplied by the working interest owned by the Company;

"**NI 51-101**" means National Instrument 51-101 — *Standards of Disclosure for Oil and Gas Activities* of the Canadian Securities Administrators;

"**Offerings**" means, collectively, the Treasury Offering and the Secondary Offering;

"**Offering Price**" means $3.75 per Offered Share;

"**Option Agreement**" means the option agreement dated May 18, 2006 between Petrominerales and ATI pursuant to which ATI has been granted an option to acquire a working interest in, and to act as operator of, certain heavy oil projects in Colombia using THAI™;

"**Orito**" means the 42,492 acre Orito field in the Putumayo basin of south western Colombia;

"**PCL**" means Petrominerales Colombia Ltd., a wholly-owned subsidiary of the Company;

"**Petrobank**" means Petrobank Energy and Resources Ltd., the parent company of Petrominerales;

"**R Factor**" means the ratio of cumulative revenues to cumulative costs, as more particularly described under the heading "Statement of Reserves Data and Other Related Information — Significant Factors or Uncertainties Affecting Reserve Data" and used in the calculation of the Company's interest in reserves with regards to its IPCs;

"**Reorganization Transactions**" means the share exchange transactions contemplated by the Share Exchange Agreement completed on June 9, 2006 pursuant to which the Company acquired all of the outstanding shares of PCL;

"**Secondary Offering**" means the public offering of an aggregate of up to 4,000,000 Offered Shares held by the Selling Shareholder pursuant to this prospectus;

"**Selling Shareholder**" means Petro International Ltd., a wholly-owned subsidiary of Petrobank;

"**Share Exchange Agreement**" means the share exchange agreement dated June 9, 2006 between the Selling Shareholder and Petrominerales;

"**Tax Act**" means the *Income Tax Act* (Canada), R.S.C. 1985, c.1 (5th Supp.), as amended;

"**TEA**" means a Technical Evaluation Agreement in the country of Colombia, as more particularly described under the heading "Industry Conditions — Exploration Contracts and TEAs";

"**Technical Services Agreement**" means the technical services agreement dated July 1, 2003 between Petrobank and PCL as more particularly described under the heading "Management's Discussion and Analysis — Related Party Transactions";

"**Technology License Agreement**" means the technology license agreement dated May 18, 2006 between ATI and Petrominerales respecting the use of the THAI™ technology in heavy oil projects in Colombia;

"**THAI™**" means Archon's patented Toe-to-Heel-Air-Injection in-situ heavy oil recovery technique, which combines a vertical air injection well with a horizontal production well;

"**Treasury Offering**" means the public offering of 16,000,000 Offered Shares from the treasury of the Company pursuant to this prospectus;

"**Underwriter**" means Haywood Securities Inc.;

"**Underwriter's Fee**" means the fee of six percent of the aggregate gross proceeds of the Offerings payable to the Underwriter pursuant to the Underwriting Agreement;

"**Underwriting Agreement**" means the underwriting agreement dated June 13, 2006 relating to the Offerings among Petrominerales, the Selling Shareholder, Petrobank and the Underwriter, as more particularly described under the heading "Plan of Distribution"; and

"**WTI**" means West Texas Intermediate.

Certain other technical terms used in this prospectus but not defined herein are defined in NI 51-101 and, unless the context otherwise requires, shall have the same meanings herein as in NI 51-101. See "Statement of Reserves Data and Other Related Information".

Unless otherwise noted, the Company's average daily production volumes disclosed herein are based on the Company's working interest production before deduction of royalties paid to others.

The estimates of reserves and future net revenue for individual properties may not reflect the same confidence level as estimates of reserves and future net revenue for all properties, due to the effects of aggregation.

GENERAL MATTERS

As used in this prospectus, unless the context otherwise requires or indicates, the terms "Company", "we", "us" and "our" mean Petrominerales, including Petrominerales and its wholly-owned subsidiary, PCL, taken together as a whole.

Unless otherwise indicated, all information in this prospectus assumes 4,000,000 Offered Shares are sold under the Secondary Offering.

Certain technical terms used throughout this prospectus are defined in the Glossary of Terms.

For reporting purposes, the Company prepares its financial statements in Canadian dollars and in conformity with Canadian GAAP. Unless otherwise indicated, all dollar amounts in this prospectus are expressed in Canadian dollars. References to "$" are to Canadian dollars, references to "US$" are to United States dollars.

The following table sets out (1) the rate of exchange for one U.S. dollar per Canadian dollar in effect at the end of each of the following periods, (2) the high and low rate of exchange during those periods, (3) the average rate of exchange for those periods and (4) the rate of exchange at the end of each period, each based on the noon buying rate certified by the Federal Reserve Bank of New York for customs purposes in New York City for cable transfers in Canadian dollars.

	Three months ended March 31, 2006	Year ended December 31,		
		2005	2004	2003
High	$1.1726	$1.2703	$1.3970	$1.5750
Low	$1.1320	$1.1507	$1.1775	$1.2923
Average[(1)]	$1.1547	$1.2083	$1.2984	$1.3916
End of Period	$1.1670	$1.1656	$1.2034	$1.2923

Note:

(1) The average of the daily noon buying rates on the last business day of each month during the period.

On June 12, 2006, the noon buying rate for one U.S. dollar per Canadian dollar certified by the Federal Reserve Bank of New York was $1.00 = $1.0991.

THE COMPANY

Company Structure

The Company was incorporated under the *International Business Companies Act*, 2000 (Bahamas) on April 20, 2006 in order to facilitate the completion of the Offerings. The Company is currently an indirect wholly-owned subsidiary of Petrobank. The corporate ownership structure of Petrominerales upon completion of the Reorganization Transactions and prior to the completion of the Offerings is as follows:



Petrobank Energy and Resources Ltd. ("Petrobank")
(Canada)
100%
Petro International Ltd. ("Selling Shareholder")
(Bahamas)
100%
Petrominerales Ltd. ("Petrominerales" or "Company")
(Bahamas)
100%
Petrominerales Colombia Ltd. ("PCL")
(Bermuda)

Upon completion of the Offerings, Petrobank will continue to indirectly hold, through the Selling Shareholder, approximately 78.9 percent of the outstanding Common Shares, assuming the full amount of the Secondary Offering is subscribed for. The remaining Common Shares will be held by purchasers who purchase Offered Shares sold under the Offerings.

The Company's registered office is located at Mareva House, 4 George Street, Nassau, Bahamas. The Company conducts substantially all of its operations through PCL's Colombian head office which is located at Calle 114 No. 9-45 Torre B Oficina 1506, Bogotá, Colombia (telephone: 011 571 629 2701; facsimile: 011 571 629 4723).

GENERAL DEVELOPMENT OF THE BUSINESS

Reorganization Transactions

On June 9, 2006, the Company, the Selling Shareholder and PCL completed the Reorganization Transactions, being the share exchange transactions contemplated by the Share Exchange Agreement. Pursuant to the Reorganization Transactions, the Selling Shareholder exchanged 12,000 common shares of PCL, being all of the issued and outstanding shares of PCL, held by the Selling Shareholder, for 78,999,900 newly issued Common Shares of Petrominerales. The Reorganization Transactions did not involve the payment of any cash consideration by any of the Selling Shareholder, Petrominerales or PCL.

The transfer of the shares of PCL to the Company was made on an "as-is" basis, and the Share Exchange Agreement does not contain any representations or warranties with respect to the business of PCL. The Share Exchange Agreement does not require the Selling Shareholder to indemnify the Company with respect to

matters relating to the Reorganization Transactions, including any liabilities that may arise with respect to environmental, tax or other matters.

As a result of the Company having a limited authorized share capital, on May 11, 2006 the Company amended its Memorandum of Association and Articles of Association to increase the authorized share capital to 200 million Common Shares and to remove the restrictions on the Company's ability to offer shares to the public.

Company History

PCL, through its predecessor companies, was originally incorporated in September 1996 to engage in oil exploration and development activities in Colombia. From 1996 to 2000, PCL undertook the assessment and evaluation of a number of exploration blocks and other opportunities. In April 2001, PCL signed the IPCs in respect of the Orito and Neiva fields. In May 2002, Petrobank, through the Selling Shareholder, acquired all the issued and outstanding shares of PCL. PCL initiated drilling operations in the latter part of 2002, with first production commencing in January 2003.

During 2002, 2003 and 2004, the Company executed a program of well recompletions, facility upgrading, and new well drilling which resulted in eight new wells at Neiva, six new wells at Orito and average production levels of 1,068 bbl/d in 2003 and 1,359 bbl/d in 2004.

During 2003, the Company encountered a series of operational difficulties at Orito associated with equipment failures, service deficiencies, and unexpected challenges associated with drilling and completion operations. The Company also accumulated technical data surrounding reservoir pressures, composition of reservoir fluids, depth intersection with the aquifer and the existence and non-existence of a gas cap in the field, which were initially considered anomalous, but when considered as a whole, required the Company to fully reassess its reservoir model and exploitation strategy.

This reassessment necessitated a complete shutdown and re-engineering of the Company's drilling and completion program as well as a complete, bottom-up redevelopment of its reservoir models and associated geological and geophysical architecture. The new model incorporates the concepts of a tilted oil/water contact, a high carbon dioxide concentration and a composition gradient in the oil column ranging from 30° API at the base to 45° API at the highest elevations.

The Company's new interpretation of the reservoir was first tested in 2005 with the drilling of the Orito 116 well, the results of which confirmed the southwest extension of the field outside of the previously interpreted zero edge of the field. This well was followed by the Orito 117 and 118 wells which further confirmed the new reservoir model and provided additional support for the Company's long-term development plan and its revised reserve engineering analysis. The Orito 117 and 118 wells are currently producing 1,262 bbl/d and 950 bbl/d (997 bbl/d and 751 bbl/d working interest to the Company), respectively, with the potential for further increases with the installation of larger pumps. The Orito 116 well also tested commercial quantities of oil prior to applying the Company's standard fracture stimulation treatment. The bottom portion of this well was lost during testing due to collapsed casing and the Company plans to sidetrack the well later this year.

Following a variety of drilling program modifications designed to address the complex geology pressure regimes and fluid sensitivities in the Orito field, the Company currently implements a standardized drilling and completion program that allows for segregation of the individual Caballos sands through selective completion and fracture stimulation, and the ultimate installation of high volume lift pumps.

As a result of recompletions at Orito and Neiva and the completion of the Orito 117 and 118 wells, aggregate production at Orito and Neiva in May 2006 averaged 2,588 bbl/d working interest to the Company, before deduction of an eight percent royalty.

During 2005 and the first quarter of 2006, the Company negotiated Exploration Contracts on five exploration blocks and five TEAs covering a total of 2,483,295 acres in the Llanos basin and 33,671 acres in the Putumayo basin. Collectively, these blocks cover 2,516,966 acres (3,933 square miles).

NARRATIVE DESCRIPTION OF THE BUSINESS

Overview

The Company's strategy is to realize near term cash flow from exploitation opportunities by applying modern North American technical and business models to mature, but under-exploited Colombian properties formerly operated by Ecopetrol. In addition, the Company plans to further its growth through opportunity

driven exploration on the Company's undeveloped properties in Colombia. The Company is also pursuing potential heavy oil opportunities that would allow it to apply Archon's THAI™ technology.

The Company's current production is derived from two IPCs, at Orito in southern Colombia's Putumayo basin, and at Neiva in the Upper Magdalena Valley basin, in each case in partnership with Ecopetrol. In addition, Petrominerales has acquired a significant exploratory land base of approximately 2.5 million acres under Exploration Contracts (372,262 acres), which provide companies with 100 percent of new production, subject to an initial eight percent royalty and normal income taxes, and TEAs (2,144,704 acres), which provide companies with low cost access to larger areas for preliminary evaluation prior to committing to broader exploration programs.

Land Holdings

The following table summarizes the Company's principal properties in Colombia:

Property	Basin	Gross Acreage (acres)	Expiry/Option[1] Date
IPCs			
Orito	Putumayo	42,492	06/2023
Neiva	Upper Magdalena Valley	2,395	06/2023
Total IPCs		44,887	
Exploration Contracts			
Joropo	Llanos	72,257	12/2006
Corcel	Llanos	79,815	09/2006
Casanare Este	Llanos	78,815	06/2006
Casimena	Llanos	107,704	11/2006
Las Aguilas	Putumayo	33,671	10/2006
Total Exploration Contracts		372,262	
TEAs			
Chicago	Llanos	433,967	06/2006
Rio Ariari	Llanos	607,137	08/2006
Guatiquia	Llanos	391,595	12/2006
Chiguiro	Llanos	539,785	10/2006
Corito	Llanos	172,220	12/2006
Total TEAs		2,144,704	
Total Company Acreage		2,561,853	

Note:

(1) The Option Date represents the end of current contractual phase for Exploration Contracts and TEAs. Exploration contracts may, with additional work commitments, be extended and a portion of the TEAs (a maximum of 607,137 acres in the case of Rio Ariari and 111,150 acres in the case of the other TEAs) may be converted to Exploration Contracts.

Management of the Company considers Colombia to be an oil-rich country with significant potential for value-creation through the application of modern technology and exploitation strategies to under-capitalized producing fields. Colombia's remaining discovered oil reserves are estimated at 1.45 billion bbls. Alongside this potential, the Colombian government has demonstrated its willingness to encourage foreign participation in new exploration projects with the introduction of Exploration Contracts and TEAs. Petrominerales has IPCs in two fields in southern Colombia, at Orito and Neiva. Each IPC provides that Petrominerales will share in a portion (initially 79 percent in the case of the Orito field and 69 percent in the case of the Neiva field) of the incremental production, above baseline production, generated by its development activities. The baseline production for each IPC is based upon the decline curve corresponding to the field's original production history. Working interest production is subject to an initial eight percent royalty paid to the government and normal income taxes. *Source: ANH.*

Production

The following table summarizes average daily production from the Company's properties for the periods indicated.

	2005	Q1 2006	April 2006
Orito			
Gross field	3,810	4,118	5,959
Baseline	(2,944)	(2,829)	(2,803)
Incremental	866	1,289	3,156
Petrominerales, interest before royalty	685	1,018	2,493
Royalty (8%)	(55)	(82)	(199)
Petrominerales, interest net of royalty	630	936	2,294
Neiva			
Gross field	2,993	2,887	2,857
Baseline	(2,492)	(2,398)	(2,373)
Incremental	501	489	484
Petrominerales, interest before royalty	346	338	334
Royalty (8%)	(28)	(27)	(27)
Petrominerales, interest net of royalty	318	311	307
Total			
Petrominerales, interest before royalty	1,031	1,356	2,827[1]
Petrominerales, interest after royalty	949	1,248	2,601

Note:

(1) Production was 2,588 bbl/d in May 2006. The decrease was mainly a result of taking certain wells offline during the month to perform workovers and due to expected declines.

Marketing

The Company's current production is sold to two counterparties: Ecopetrol and Hocol S.A., an international oil company. Sales to these counterparties for the years ended December 31, 2005 and 2004 are broken down as follows:

	Sales as % of revenues	
	2005	2004
Ecopetrol	70%	76%
Hocol S.A.[1]	26%	nil
BP[1]	4%	24%

Note:

(1) All Neiva crude oil sales were transferred from British Petroleum Company Colombia Ltd. ("BP") to Hocol S.A. effective March 1, 2005.

PROPERTY DESCRIPTIONS

Orito

The Orito field (42,492 gross acres) is the largest oil discovery in southern Colombia's Putumayo basin and has extensive field infrastructure, good seismic control and connection to an underutilized export pipeline with a deep water port and loading facilities on the Pacific Coast. The field was discovered in 1963 by Texaco, commenced production in 1968, reached peak production of 82 mbbl/d in July 1970 and reverted back to Ecopetrol in 1979. Historically, Ecopetrol managed the Orito field without the capital resources required for a comprehensive program of late primary exploitation and secondary recovery. PCL acquired its interest in the Orito field in April 2001 pursuant to an IPC. Petrominerales has access to all existing infrastructure and data,

while Ecopetrol partially shares (initially 21 percent) in the incremental production, above baseline production, generated by the Company's development activities during the term of the IPC. The IPC in respect of the Orito field expires in June 2023. The following map shows the Putumayo basin and the location of the Orito field.



Mocoa
Colombia
OTA
Orito
OSO
Puerto Asis
15 km
Ecuador
Orito IPC
Las Aguilas Exploration Contract
Third Party Blocks
Pipelines
Oil pools
Cities/Towns

Source: ANH, Ecopetrol and the Company.

To date, the Orito field has produced just over 226 mmbbls, including approximately 187 mmbbls from the Caballos zone, the most significant of three reservoirs at Orito. The Company believes this recovery rate to be considerably below average for a field of this type. The majority of the Company's expenditures to date have targeted the Caballos zone, as will be the case in the remainder of 2006. The Company believes that the Orito field offers numerous opportunities to create value through in-fill drilling, field extension, facilities upgrades, secondary recovery and other enhancement techniques proven in Canada and elsewhere. The Company has secured two drilling rigs under long-term contracts and commenced a continuous drilling program at Orito in June of 2006.

The Caballos formation is a reservoir containing four major sand packages. The Company interprets the formation to have a strongly tilted oil-water contact that varies from a depth of 5,200 feet sub-sea in the northern part of the field to 6,200 feet sub-sea in the south. This aquifer provides pressure support to the Caballos reservoir as evidenced by relatively unchanged pressures since 1980. In addition, the Caballos reservoir fluid is compositionally graded, ranging at original conditions from a conventional black 29° API oil at structurally low positions in the field, increasing to ±45° API oil in structurally higher locations, and culminating in a gas-condensate region at the very top of the reservoir. The complex fluid combined with the tilted contact and structural nature of the reservoir results in a system that has several drive processes occurring simultaneously. "Combination drive" reservoirs (water drive, solution gas drive, and gas cap expansion) tend to exhibit high recovery efficiencies that can reach over 40 percent of the original-oil-in-place. To enhance current production, Petrominerales is employing a combination of late-stage primary recovery techniques, such as in-fill drilling, changing from gas lift to electrical submersible pumps, and recompleting wells to enhance oil inflow.

The following graph shows average monthly production at Orito since discovery in 1968.



ORITO HISTORICAL AVERAGE MONTHLY PRODUCTION
70,000
60,000
50,000
40,000
30,000
20,000
10,000
OIL PRODUCTION BBL/D
Original Texaco Contract reverts back to Ecopetrol
PCL commences production under IPC
68 69 70 71 72 73 74 75 76 77 78 79 80 81 82 83 84 85 86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05 06
DATE
Oil Production (bbl/d)
Baseline Production (bbl/d)

Source: Ecopetrol and the Company.

The following graph shows Orito's average monthly production since April 2001 when PCL signed the IPC in respect of the Orito field. The Company receives a share (initially 79 percent) of incremental production above baseline production.



ORITO HISTORICAL AVERAGE MONTHLY PRODUCTION
7,000
6,000
5,000
4,000
3,000
2,000
1,000
OIL PRODUCTION BBL/D
PCL commences production under IPC
01 01 02 03 04 05 06
DATE
Oil Production (bbl/d)
Baseline Production (bbl/d)

Source: Ecopetrol and the Company.

In 2005, Petrominerales initiated a development plan targeting a southwest extension to the Orito field. Three wells, Orito 116, 117 and 118, were drilled during the year. Drilling went as scheduled for each well, but due to problems encountered during logging and completion operations, expected production from these three wells was delayed to the first quarter 2006.

As the Company's understanding of the Caballos reservoir has evolved, so has its drilling and completion methodology. Following a variety of drilling programs designed to address the complex geology pressure regimes and fluid sensitivities of the reservoir, the Company implemented a standardized drilling and completion program that allows for segregation of the individual Caballos sands through selective completion and fracture stimulation, and the ultimate installation of high volume lift pumps.

The Orito 116 well tested significant oil from the Cretaceous Caballos 'A3' and 'A4' sands as well as water-free production from the Caballos 'B', 'C' and 'D' sands (see figure below); however immediately after installing the final electrical submersible pump ("ESP") completion assembly, the well experienced a casing collapse. The Company currently plans to sidetrack this well during one of the drilling windows later this year.

The following diagram shows the general stratigraphic column of the Caballos formation in the Orito field.



Time
Formation
Lithology
ROCK
R
SL
SR
QUATERNARY
QT
MIOCENE
CAIMAN FM
OSPINA FM
ORITO-BELÉN FM
OLIGOCENE
ORTEGUAZA FM
EOCENE
PEPINO FM
PALEOCENE
RUMIYACO FM
CRETACEOUS
VILLETA
AREN.N
LIMES. A
INTER. U
LIME.B
AREN. T
LIMES. C
CABALLOS FM
JURASSIC
MOTEMA FM
TRIASSIC
PRE-CAMBRIC
PAYANDE FM
BASAMENT
SP(MEGV)
-150 50
GR(0.96487) MLNO(ohmm)
0 2000 2 2000
Caballos Top
D sand
C sand
B sand
A4 sand
A3 sand
A2 sand
A1 sand
A SAND

Source: The diagram above is based on public knowledge in the Colombian oil industry and the Company has included a geological interpretation of the well logs to highlight the productive sand intervals.

The Orito 117 well produced approximately 150 bbl/d from the Caballos 'A', 'B', 'C' and 'D' sands, but with water cuts as high as 98 percent. In late March 2006 the well was recompleted with the water in the lower 'A' interval isolated, and a fracture stimulation of the 'B', 'C' and 'D' sands. In April 2006 the well was producing at 1,262 bbl/d using a gas lift completion, with 1.5 percent water cut, and a bottom hole pressure of 1,100 psi. Ultimately, the Company plans to install an ESP to further optimize production from this well.

The Orito 118 well experienced a collapsed hole during the drilling of the final interval of the original well bore, which resulted in the well being sidetracked. The Company perforated and fracture stimulated the Caballos 'B', 'C' and 'D' sands and tested the uppermost Caballos 'A3' and 'A4' sands. An ESP completion was installed and the well most recently tested at 950 bbl/d with a 50 percent water cut, and a bottom hole pressure of 900 psi. For the purposes of the D&M Reports, D&M has assigned a total of 10 proven undeveloped, five probable and 15 possible locations in Orito. Undeveloped locations were assumed to have initial production rates of 400 bbl/d per well in the D&M Reports. In addition to those locations identified by D&M, the Company has identified 10 further potential drilling locations, for a total of 40 potential drilling locations.

During the fourth quarter of 2005, Petrominerales acquired a 40-square kilometre 3-D seismic survey covering the western part of the Orito field and a prospect on the Las Aguilas exploration block. This seismic survey confirmed the continuation of the southwest extension, and the Las Aguilas prospect. Additional locations have been confirmed targeting the area in the vicinity of the Company's Orito 113 well and another west lead, south of the Orito 113 well.

To address the fact that there are currently no drilling rigs available in the Putumayo basin, two drilling rigs have been contracted for future single well and/or pad drilling operations in Orito, as well as exploratory drilling operations on the Company's extensive landholdings in the Llanos basin. This drilling rig has the operational capability to drill Orito development wells and deeper Llanos exploration wells. The Company has executed a contract to take one rig for a minimum 16-month term which is expected to commence in the third quarter of 2006. The Company has contracted the second rig for an 18-month term which commenced drilling in June 2006 at Orito. Wells targeting the Caballos reservoir are typically drilled to a depth of 7,500 feet, with drilling and completion costs estimated to be approximately US$5.5 million including completion.

See "Proposed Work Program" for a table describing the Company's proposed work program through 2009 with respect to the Orito field.

At the end of 2005, the two main batteries at Orito were operating at 50 percent utilization for total fluid production and separation, with the oil storage facilities utilizing 25 percent of their capacity. The capacities of current water treatment and handling facilities limit the amount of produced fluid that can be processed but can easily be expanded as required using free water knockout and/or other surface handling facilities. The estimated cost to process an additional 25 mbbl/d of fluid is approximately US$3 million. The Oleoducto TransAndino is the main pipeline that transports Orito crude to the Pacific coast terminal at Tumaco. The pipeline has available capacity to pump up to 100 mbbl/d, but is currently limited to 50 mbbl/d due to pump limitations. Production from Putumayo basin fields is currently only 13 mbbl/d, resulting in significant excess pipeline and pumping capacity.

Neiva

The Dina Terciarios field in the Neiva field, located in the Upper Magdalena Valley basin, lies approximately 300 kilometres northeast of Orito. Neiva features shallow multi-zone reservoirs facilitating low-risk exploitation drilling. Neiva's reservoirs consist of sand-shale sequences totalling up to 1,500 feet of gross pay in the Honda and Doima/Chicoral Formations. Petrominerales holds 2,395 gross acres (1,653 net acres) of land at Neiva under an IPC that expires in June 2023. Baseline production averaged 2,398 bbl/d in the first quarter of 2006, while incremental production averaged 489 bbl/d (338 bbl/d working interest to the Company before deduction of an eight percent royalty). To date, Petrominerales has drilled seven Honda Formation wells, one Doima/Chicoral well and performed 16 workovers. As is the norm in the Honda and Doima Chicoral reservoirs, the best well, DT-71 drilled in 2003, had an initial production rate of 184 bbl/d from the Honda, which declined to 100 bbl/d within the first year and is currently producing 83 bbl/d. The other wells have lower initial production rates (150 bbl/d average), and are currently producing at an average of 45 bbl/d. Workovers completed in the field, including perforating additional intervals in the thick Honda reservoir, resulted in

100 bbl/d of incremental production. Petrominerales has commenced engineering studies for a pilot five-well fracture stimulation program and two injector conversions for a pilot water flood project, both anticipated to start in the third quarter of 2006, and is considering drilling up to 10 wells at Neiva in 2006. The following map shows the location of the Neiva field in the Upper Magdalena Valley basin.



OAM
Neiva Block
Neiva
22 km
COLOMBIA
Neiva IPC
Third Party Blocks
Pipelines
Oil pools

Source: ANH, Ecopetrol and the Company.

The D&M Reports include nine proved undeveloped locations and 15 probable locations at Neiva. The Company believes there are up to 34 total locations (including those locations identified in the D&M Reports) that could potentially be drilled at Neiva. Wells targeting the Honda reservoir are drilled to a depth of approximately 3,300 feet, with drilling and completion costs estimated to be US$1.1 million per well.

See "Proposed Work Program" for a table describing the Company's proposed work program through 2008 with respect to Neiva.

The following graph shows average monthly production at Neiva since the discovery of the field in 1963.

NEIVA HISTORICAL AVERAGE MONTHLY PRODUCTION



8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
-
OIL PRODUCTION BBL/D
Original Hocol Contract reverts back to Ecopetrol
63 64 65 66 67 68 69 70 71 71 72 73 74 75 76 77 78 79 80 81 82 83 84 85 86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05 06
DATE
Oil Production (bbl/d)
Baseline Production (bbl/d)

Source: Ecopetrol and the Company.

The following graph shows Neiva's average monthly production since April 2001 when PCL signed the IPC in respect of the Neiva field. The Company receives a share (initially 69 percent) of incremental production above baseline production.

NEIVA HISTORICAL AVERAGE MONTHLY PRODUCTION



4,000
3,000
2,000
1,000
-
OIL PRODUCTION BBL/D
01
01
02
03
04
05
06
DATE
Oil Production (bbl/d)
Baseline Production (bbl/d)

Source: Ecopetrol and the Company.

The following diagram shows the general stratigraphic column of the Neiva field.

DINA TERCIARIO-72

Age	Formation	Lithologhy	Rs	S	Sl
Q					
Plio	FM GIGANTE				
Mioceno	HONDA GROUP		○	●	
Eoceno medio-Tardio	DOIMA		○	●	
	POTRERILLO			●	
	CHICORAL		○		
Paleo	GUADUAS			●	
Maast	FM MONSERRATE		○		
Cam					
Sant	OLINI GROUP				
Coni.					
Tur	VILLETA GROUP			●	●
Ceno.					
Albian					

Th2 Th3 Th3a Th4 Th5 Th6 Th7 Th8

HONDA GROUP

Source: The diagram above is based on public knowledge in the Colombian oil industry and the Company has included a geological interpretation of the well logs to highlight the productive sand intervals.

Exploration Blocks and TEAs

Exploration is playing an increasingly important role in the Company's activities in Colombia. During the course of 2005, Petrominerales capitalized on the opportunities provided by the new Exploration Contracts and TEAs now being offered by the ANH. Under the new regime, all operators were afforded access to any uncontracted lands by committing to a minimum exploration work plan with no initial upfront payment to the government. Petrominerales has signed Exploration Contracts or TEAs for ten blocks totalling 2,483,295 net and

gross acres in the Llanos basin and 33,671 net and gross acres in the Putumayo basin. The properties that are subject to the Company's Exploration Contracts and TEAs are described below. Historical production information is based upon information provided by the ANH. See also "Industry Conditions — Colombian Market".

See "Proposed Work Program" for a table describing the Company's proposed work program through 2009 pursuant to the Company's Exploration Contracts and TEAs.

Putumayo Basin

The Putumayo basin covers approximately 28,000 square kilometres in southern Colombia and represents the northern extension of the prolific Oriente Basin of Ecuador. Production is predominantly oil, derived from approximately 21 fields. Traps are faulted three way and four way closures. Oil is found in several reservoirs, with the most important being the Cretaceous Caballos and Villeta formations, but the larger fields can have up to four different productive horizons. Reserves vary greatly, but Orito, the largest field in the basin, has produced in excess of 226 mmbbls from four reservoirs, predominately from the Caballos formation which has produced 187 mmbbls. The entire basin has produced 320 mmbbls. Average basin production in 2005 was 13 mbbl/d. Reservoirs in the basin are characterized by multiple drives, which result in highly variable production rates, and specific treatment programs may result in wells that produce in excess of 1,000 bbl/d. Recovery rates vary greatly, however, the Company estimates that with secondary recovery it could approach 40 percent of the original-oil-in-place. The following map shows the location of the Company's interests in the Putumayo basin. *Sources: ANH; ACIPET; Ecopetrol; Petrominerales.*



Mocoa
Colombia
OTA
Orito
OSO
Puerto Asís
15 km
Ecuador
Orito IPC
Las Aguilas Exploration Contract
Third Party Blocks
Pipelines
Oil pools
Cities/Towns

Source: ANH, Ecopetrol and the Company.

Las Aguilas (Exploration Block)

Located in the Putumayo basin, the Las Aguilas block covers 33,671 acres and is west of and adjoins Petrominerales' Orito field. The primary target in this block is the Caballos formation, the main producer in the Orito field. The initial phase-one work commitment was a 3-D seismic program, which was integrated into the survey recently acquired over the Orito field. Initial interpretation of the data indicates the presence of the expected structure, the apex of which is estimated to be approximately 350 feet high to a dry hole drilled during 2004 by a competitor. With a final interpretation tied to the future development of Orito, Petrominerales will make the decision to go into the second phase of exploration (the first exploration well) during October 2006. The Las Aguilas block is particularly attractive due to Orito's tilted oil/water contact dipping from northeast to southwest, suggesting additional upside extending onto the Las Aguilas block.

Llanos Basin — Plains Region

The Llanos basin covers approximately 220,000 square kilometres in the eastern part of Colombia. Production consists of mostly oil, derived from 72 fields. Reservoirs are trapped in three way and four way closures against northeast-southwest oriented faults. The exploration success rate is high in the basin, with oil found in Tertiary and Cretaceous aged reservoirs which are commonly stacked in the larger fields. Recoverable reserves typically range from 3 mmbbls to approximately 45 mmbbls per field, with the average being approximately 8 mmbbls per field. Not including the giant Cāno Limon field or the foothills fields such as Cusiana, the plains region of the Llanos basin has produced some 269 mmbbls, with remaining discovered reserves of approximately 330 mmbbls. Production in the Llanos basin averaged 60 mbbl/d during 2005. Reservoirs in the basin are characterized by active water drives, which result in high initial rates of production, with single well rates often between 1,000 bbl/d and 2,000 bbl/d, and high primary recovery rates of between 30 and 50 percent of the original-oil-in-place. No secondary recovery schemes are necessary.

The following map shows the location of the Company's interests in the Llanos basin.


Venezuela
Arauca
Joropo
Corito
Vopal
Chicago
Casanare Este
Bogotá
Corcel
Casimena
Villavicencia
Guatiquia
Chiguiro
140km
Rio Ariari
Petrominerales TEAs
Petrominerales Exploration Contracts
Third Party Blocks
Llanos Heavy Oil Belt
Pipelines
Oil pools
Cities/Towns

Source: ANH, Ecopetrol and the Company.

The following table summarizes the largest oil fields (by estimated total reserves) in the Llanos basin, excluding the Caño Limon field:

Field Name	Discovery Year	Original-Oil-in-Place (mmbbls)	Estimated Total Reserves (mmbbls)	Cumulative Production (mbbls)	2005 Production	Producing Wells	Number of Dry Wells
Rubiales	1981	942	211	6,230	7,809	48	1
Trinidad	1974	112	45	37,460	2,362	11	*
Santiago	1985	100	40	41,448	3,447	10	*
La Gloria	1987	75	30	26,108	3,432	20	0
Rancho Hermoso	1984	90	30	6,671	3,782	2	0
La Gloria Norte	1983	54	19	15,538	526	7	1
Tocaria	1980	56	18	12,806	310	12	0
Guarilaque	1988	40	15	11,245	3,098	4	0
Palmarito	1988	37	14	11,303	855	3	0
Morichal	1984	40	13	3,344	262	5	1
Caño Garza	1979	34	12	10,226	670	8	1
La Flora	1985	30	10	7,967	584	2	0
Trompillos	1990	28	10	3,588	176	4	0
Sardinas	1982	26	9	8,709	2,281	4	0
Cravo Sur	1982	25	8.7	6,966	251	2	0
Caño Garza Norte	1983	25	8.7	4,871	615	2	0
Los Toros	1989	24	8	5,457	261	4	0
Barquerena	1982	22	6.5	6,512	384	3	0
El Palmar	1990	20	6.5	*	*	1	0
Cravo Este	1987	18	6.2	468	60	1	0
Jordan	1985	21	6	4,744	1,277	2	0
Remaining 51 fields	—	218	72	37,592	27,684	75	12
Total		**2,037**	**599**	**269,253**	**60,126**	**230**	**16**

Note:

* Limited data is available for certain fields. Estimated total reserves are based on the latest available data and include historical production. Sixteen of the remaining 51 fields have no estimated total reserves (as the required data is not available). *Sources: ACIPET, ANH and Ecopetrol.*

Although pipeline infrastructure exists across much of the Llanos basin, the current infrastructure could create bottlenecks for future production. The majority of new production to date is being trucked to the main Ecopetrol receiving station at Araguaney, located approximately 30 kilometres north-northeast of Yopal. New pipelines are being installed during the 2005-2006 dry season (January through March) by operators who have made discoveries over the past three years. The main delays for new installations are the permitting process and the short dry season when the actual civil and mechanical works can actually be performed.

The Llanos basin poses specific operational and production hurdles that, if properly planned for, can be overcome. The entire basin is essentially a flat flood plain, which leaves most of the area under a shallow blanket of floodwater from April through December due to the significant rainfall in the area. Drilling activities are normally confined to the three dry "summer" months of January through March. With proper planning, drilling and production facilities can be made capable for year round activities by raising drilling or facility pads between one to two meters.

The Company's exploration plan initially focuses on the plains region of the Llanos basin where pool sizes have historically averaged approximately 8 mmbbls and have been as high as 45 mmbbls. The Company has identified a number of drilling leads and prospects and is targeting pool sizes with potential reserves of between 3 and 25 mmbls each. These prospects are typically well defined through 3-D seismic and incorporate both conventional structural traps as well as stratigraphic traps, which have seldom been targeted to date in the basin.

The Company uses the latest 2-D and 3-D seismic data acquisition protocols and modern interpretation and evaluation tools to refine these prospects. If the Company's initial analysis of these blocks is successful, the Company plans to increase the 3-D seismic coverage on these blocks to further assess and develop their full productive potential.

Joropo (Exploration Contract)

In 2005, Petrominerales finalized an Exploration Contract pursuant to which it acquired an interest in the Joropo block, subject to a 10 percent overriding royalty before payout granted to the original operator of the block, which converts to a 22 percent net profits interest after payout. The Company spud the Ojo de Tigre-1 well on February 14, 2006 and drilled the well to a total depth of 8,616 feet. The well targeted the main 'C7' sand in the Tertiary Carbonera formation and was abandoned.

The Company has committed to a second exploration phase expiring on December 7, 2006, which requires drilling of an additional exploration well in order to retain the block. The Company has identified a drillable prospect north of the Ojo de Tigre-1 location, which indicates the presence of a sizeable stratigraphic anomaly. Additional structures on the block will be evaluated during the remaining exploration term of this block.

Corcel (Exploration Contract)

In 2005, Petrominerales finalized an Exploration Contract pursuant to which it acquired an interest in the Corcel block, subject to a three percent overriding royalty before payout is granted to Petrobank's partner, which converts to an eight percent net profits interest after payout. The Corcel block covers 79,815 acres and is located in the western part of the Llanos basin. Existing seismic indicates the presence of a fault system running through the block and a potential structural closure and trapping of Mirador sandstones against that fault. During 2005 Petrominerales detailed the lead by acquiring a 47 square kilometre 3-D seismic survey over the southwest part of the block. The processed seismic confirms the presence of a large structure, essentially in the same area and orientation as the original interpretation. The primary reservoirs are the Cretaceous Guadalupe, Ubaque and the Tertiary Mirador Formation, which all appear to close against the structure-controlling fault. Petrominerales' interpretation will be completed during the second quarter of 2006. If the structural interpretation and economic feasibility of the prospect are confirmed, the second term exploration commitment will require drilling an exploration well by September 2007. This decision must be made during August 2006. An additional two leads on the same structural trend are also evident on the seismic. These should evolve into drillable prospects if the first lead is confirmed as a prospect as well. There are also two strong structural leads off-setting the main fault system. Important fields near the Corcel block include Apiay (1981), a heavy and medium oil producing field that has produced almost 70 mmbbls through 2005, and Trompillos (1990), which has produced approximately 3.6 mmbbls through 2005.

Casanare Este (Exploration Contract)

The Casanare Este block is located in the central Llanos basin and covers 78,815 acres. This block is exploratory in nature and was selected by the Company because the fault systems that provide the main mechanism for trapping hydrocarbons have been identified in the license area from previous seismic surveys. In addition, the block is on trend with producing oil fields associated with the regional faults which extend across the blocks. The nearby La Flora field was discovered in 1985 and is operated by Perenco. Through the end of 2005 La Flora has produced almost 8 mmbbls and is currently producing almost 600 bbl/d from two wells. As with Petrominerales' other blocks, primary targets in this area are sandstones of the Carbonera and Mirador Formations. Another important field near the Casanare Este block is the Rancho Hermoso field, discovered in 1986. It produced approximately 6.7 mmbbls through the end of 2005 and produced approximately 3,800 bbl/d from two wells in 2005.

All available 2-D seismic data over the block was reprocessed and interpreted during 2005, resulting in a number of leads being identified. A 30 square kilometre 3-D seismic survey was acquired over the northern part of the block in order to detail the potential in that area. Initial interpretation of the data indicates at least five leads or prospects, both structural and stratigraphic in character, which will be evaluated in detail prior to deciding which to drill first during Petrominerales' second exploration phase, which begins in June 2006.

Casimena (Exploration Contract)

Casimena is another exploration block in the central Llanos basin, located southwest of the Casanare Este block, covering 107,704 acres. During the initial interpretation of the available 2-D seismic and well data, a number of leads were identified along a regional fault that cuts northeast-southwest across the entire length of the block. Of particular interest is the La Punta-1 well, originally drilled by Ecopetrol in 1986 and recently recompleted by a third party. The well initially produced in excess of 2,000 bbl/d from the Mirador Formation. The structure and trapping mechanism for this well is analogous to what the Company sees on its Casimena leads. Nearby fields include Rancho Hermoso (discussed above) and the La Punta field (drilled in 1985 with first production in 2005) that has already produced almost 700 mbbls to date.

Petrominerales has recently finished the acquisition phase of a 150 square kilometre 3-D seismic survey in Casimena designed to detail a number of original leads that were identified on the block. An interpretation and evaluation of which prospects have the highest potential will be completed before a commitment is made for the second exploration phase starting in November 2006. Initial interpretation of the new 3-D data confirms at least four leads and prospects.

Chicago (TEA/Exploration Contract)

Chicago is a large TEA, also in the central Llanos basin, that adjoins Petrominerales' Casanare Este block to the east, north and west. The block contains 433,967 acres and has a number of the regional trapping fault trends present in this part of the basin. A proposal for an Exploration Contract was submitted to the ANH during the month of March 2006 by another operator which covers 107,701 acres within the eastern quarter of the Chicago TEA. Petrominerales has submitted a work commitment proposal to the ANH in respect of this portion of the block. The proposal includes the acquisition of 40 square kilometres of 3-D seismic and drilling two exploration wells during a 23-month period. The exploration trend of this area lies parallel to an analogous series of fields to the east which includes the Sardinas (1985) and Guarilaque (1988) fields which have produced more than 8.7 and 11.2 mmbbls, respectively, through 2005. Sardinas is currently producing approximately 2,000 bbl/d from four wells, while Guarilaque is producing approximately 3,000 bbl/d from four wells.

The Company will finalize its evaluation of the remaining area of the Chicago TEA with a plan to propose a second Exploration Contract over the most prospective part of the block before the license expires in June 2006.

Corito (TEA)

The Corito TEA (172,220 acres) lies between Petrominerales' Joropo and Casanare Este blocks and adjoins the Trinidad field, which is estimated by Ecopetrol to have 45 mmbbls of recoverable reserves to the east, south and west. The TEA expires in December 2006. The work commitment for the block is reprocessing and interpreting existing 2-D seismic data and historical analysis of any previously drilled wells on the block. In addition to the Trinidad field (1974) which has produced approximately 37.5 mmbbls, the nearby Caño Garza field has produced approximately 10 mmbbls since its discovery in 1979.

Rio Ariari / Chiguiro / Guatiquia (TEA)

The Rio Ariari (607,137 acres), Chiguiro (539,785 acres) and Guatiquia (391,595 acres) TEAs were chosen due to their position in the Colombian heavy oil belt that extends from the western limits of the Llanos basin across the southern updip limits of potential reservoirs to the south eastern part of the basin. The Colombian heavy oil belt has the same La Luna source rock, similar reservoirs with excellent reservoir qualities and similar migration and timing scenarios as Faja del Orinoco in Venezuela. Additionally, cores in the updip areas of the Rio Ariari block exhibit the presence of heavy oil in most of the sands of the basal Tertiary Formation that overlies the regional pre-Mesozoic unconformity and provides a trapping mechanism, similar to much of Venezuela's heavy oil.

Petrominerales' initial commitments on these TEAs include reprocessing and interpretation of existing 2-D seismic data, studies of the stratigraphy and trapping potential of the area and an evaluation of the potential heavy oil resource present in the blocks.

Llanos Basin — Heavy Oil Belt

There is evidence of an extensive heavy oil belt that extends from the western and south western limits of the basin across the updip limit of potential tertiary reservoirs along the southern edge of the basin to the south eastern flank of the Llanos. A number of significant fields have been discovered and are producing heavy oil that is trucked or mixed with diluent and transported via pipeline. Ecopetrol is currently negotiating with a number of large multinational companies with the goal of fully developing its heavy oil resources in the western fields and exploring the Caño Sur block which lies between the Company's Rio Ariari and Chiguiro TEAs. Under optimum depositional and migration circumstances this heavy oil belt could extend across the southern length of the basin and could be aerially as large as the giant Faja del Orinoco in Venezuela. For comparison purposes only, the four heavy oil production and upgrading projects (Petrozuata, Sincor, Ameriven and Cerro Negro) in Venezuela are currently producing approximately 600 mbbl/d. Management of the Company believes that these areas have the highest potential, but considering that Colombia has the same La Luna source rock, similar geological history, reservoirs and geographic distribution of potential production and an area equal to or larger than the Faja del Orinoco, the Company believes there is good potential for discovering and exploiting heavy oil resources in these areas.

The following map outlines the location of the Llanos basin heavy oil belt.


Venezuela
Arauca
Joropo
Corito
Vopal
Chicago
Casanare Este
Bogotá
Corcel
Casimena
Villavicencia
Guatiquia
Chiguiro
Rio Ariari
100km
Petrominerales TEAs
Petrominerales Exploration Contracts
Third Party Blocks
Llanos Heavy Oil Belt
Pipelines
Oil pools
Cities/Towns

Source: ANH, Ecopetrol and the Company.

The following table summarizes the fields located in the Llanos basin heavy oil belt (plains and foothills regions).

Field Name	Discovery Date	Original-Oil-in-Place (mmbbls)	Reserves (mmbbls)	Cumulative Production (mmbbls)	2005 Average Production	API
Rubiales	1981	942	211	6	7,800	12-14
Valdivia	1988	12	4	2	800	23
Apiay	1981	610	276	70	7,200	9-16
Castilla	1969	2,330	203	155	45,980	13
Chichimene	1969	210	44	36	5,800	9

Note:

(1) Certain fields have only limited data available. Estimated total reserves are based on the latest available data and include historical production.

Source: ANH and Ecopetrol.

HEAVY OIL TECHNOLOGY

Petrominerales has negotiated the Technology License Agreement and the Option Agreement with ATI pursuant to which Petrominerales and ATI have agreed to evaluate the use of Archon's THAI™ heavy oil technology and any improvements or enhancements on potential heavy oil resources in Colombia. THAI™ is owned indirectly by Petrobank and is a patented in situ combustion technology for the recovery of bitumen and heavy oil combining a vertical air injection well with a horizontal production well. THAI™ integrates existing proven technologies and provides the opportunity to create a step change in the development of heavy oil resources globally. THAI™ is currently being field tested in the Canadian oil sands, which is an immobile heavy oil reservoir. In Colombia, the Company believes THAI™ could be used in a mobile heavy oil reservoir and has the potential to increase heavy oil recovery and upgrade the oil in situ without the need for natural gas or fuel oil to generate steam or fresh water use. Management of the Company is of the view that the benefits of the THAI™ technology may address a number of issues impacting the development of heavy oil potential in Colombia. The Company believes that the successful application of THAI™ could significantly advance the development of heavy oil in Colombia.

Under the terms of the Technology License Agreement, Petrominerales will have the right to use the THAI™ technology, know how and any improvements or enhancements, in heavy oil opportunities in Colombia, subject to a licensing fee equal to 10 percent of gross production. Under certain circumstances, including but not limited to a change of control of Petrominerales, ATI may elect to terminate the Technology License Agreement. A voluntary disposition by Petrobank of all or part of its interest in Petrominerales shall not constitute a change of control. Under the terms of the Option Agreement, ATI will have the right to acquire a working interest of between 10 percent and 50 percent in any Petrominerales heavy oil project using the THAI™ technology and ATI, upon electing a working interest in a heavy oil project, can also elect to be the operator of the project, which would then be governed by the Joint Operating Agreement and would share the actual costs on a *pro rata* basis. The initial areas of interest are the Rio Ariari, Chiguiro, and Guatiquia TEAs. In each of these TEAs, Petrominerales plans to identify areas with the highest potential for heavy oil and application of the technology and propose an Exploration Contract on each block, by August 2006 on the Rio Ariari block, by October 2006 on the Chiguiro block and by December 2006 on the Guatiquia block. See "Management's Discussion and Analysis — Transactions with Related Parties".

PROPOSED WORK PROGRAM

The following table details the Company's current proposed work program through 2009 based on a three rig drilling program (one rig dedicated to Orito, another rig to be shared between Orito and the Llanos basin exploration program (both of which rigs are contracted) and one rig dedicated to Neiva). To date, the Company has secured two drilling rigs under long-term contracts. The Company plans to actively pursue contracting a third rig to enable it to undertake its drilling program at Neiva.

	2006	2007	2008	2009
Orito:				
Development Wells	8	11	14	7
Workovers	2	1	*	*
Fracture Stimulations	6	6	*	*
Waterflood Pilot		1	*	*
Neiva:				
Development Wells	4	16	14	*
Fracture Stimulations	5	*	*	*
Waterflood Pilot	1	*	*	*
Exploration Blocks:				
Joropo Exploration Well		1	*	*
Casimena Exploration Well		1	*	*
Casanare Este Exploration Well		1	*	*
Corcel Exploration Well		1	*	*
Las Aguilas Exploration Well		1	*	*

Note:

* Future Development/Exploration contingent on initial success and/or future prospects.

The Company's exploration plan initially focuses on the plains region of the Llanos basin where pool sizes have historically averaged approximately 8 mmbbls and have been as high as 45 mmbbls. The Company has identified a number of leads and drilling prospects and is targeting pool sizes with potential reserves of between 3 and 25 mmbls each. These prospects are typically well defined through 3-D seismic data and incorporate both conventional structural traps as well as stratigraphic traps, which have seldom been targeted to date in the basin. The Company uses the latest 2-D and 3-D seismic data acquisition protocols and modern interpretation and evaluation tools to refine these prospects. If the Company's initial drilling on these blocks is successful, the Company plans to expand the 3-D seismic coverage on these blocks to further assess and develop their full productive potential. The Company has currently identified a total of 16 leads and prospects.

Due to the nature of the oil and gas industry, work programs are regularly reviewed with respect to the success of expenditures and other opportunities that become available. The Company's actual work program will vary depending upon a number of factors, including drilling success, availability of drilling equipment and assessment of newly acquired seismic data over the Company's exploration blocks. Accordingly, while the proposed work program described above reflects the Company's current expectation, the actual work program carried out by the Company may in fact differ from that set forth above. See "Risk Factors".

STATEMENT OF RESERVES DATA AND OTHER RELATED INFORMATION

Disclosure of Reserves Data

Petrobank engaged D&M to evaluate PCL's oil reserves as at December 31, 2005, and in connection therewith D&M prepared the December D&M Report evaluating the Company's oil reserves as at December 31, 2005. The Company engaged D&M to provide an updated evaluation of the Company's oil reserves as at March 31, 2006, taking into account pricing and production information between January 1, 2006 and March 31, 2006. D&M has prepared the March D&M Report evaluating the Company's oil reserves as at March 31, 2006.

The reserves data set forth below and in Appendices A and B (collectively, the "Reserve Statements") are based upon evaluations by D&M with an effective date of March 31, 2006, in the case of the Reserve Statements set forth in Appendix A, and December 31, 2005, in the case of the Reserve Statements set forth in Appendix B contained in the applicable D&M Report. The reserves data summarizes the crude oil reserves of the Company and the net present values of future net revenue for these reserves using constant prices and costs and forecast prices and costs. The reserves data set forth complies with the requirements of NI 51-101. Additional information not required by NI 51-101 has been presented to provide continuity and additional information which we believe is important to the readers of this information. D&M was engaged by the Company's parent company, Petrobank, to provide evaluations of proved, probable, and possible reserves.

All of the Company's reserves are located in Colombia.

In preparing the D&M Reports, basic information was obtained from Petrominerales, which included land data, well information, geological information, reservoir studies, estimates of on-stream dates, contract information, current hydrocarbon product prices, operating cost data, capital budget forecasts, financial data and future operating plans. Other engineering, geological or economic data required to conduct the evaluations and upon which the D&M Reports are based was obtained from public records, other operators and from D&M non-confidential files. The extent and character of ownership and the accuracy of all factual data supplied for the independent evaluation, from all sources, was accepted by D&M as represented.

Estimated future net revenue based on the D&M Reports is presented in U.S. dollars. All evaluations and reviews of future net cash flow are stated prior to any provision for interest costs or general and administrative costs and after the deduction of estimated future capital expenditures for wells to which reserves have been assigned. It should not be assumed that the estimated future net cash flow shown below is representative of the fair market value of the Company's properties. There is no assurance that such price and cost assumptions will be attained and variances could be material. The recovery and reserve estimates of crude oil reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual crude oil reserves may be greater than or less than the estimates provided herein.

SUMMARY OF OIL AND GAS RESERVES AS OF MARCH 31, 2006

SUMMARY OF OIL AND GAS RESERVES

	Light and Medium Oil (mbbls)			
	March 31, 2006			
	Forecast Prices		Constant Prices	
Reserves	Working Interest[1]	Net[2]	Working Interest[1]	Net[2]
Proved Developed Producing	4,117	3,788	4,029	3,706
Total Proved	10,485	9,620	9,797	8,989
Total Proved Plus Probable	16,754	15,329	15,532	14,211
Total Proved Plus Probable Plus Possible	25,725	23,471	23,503	21,444

Notes:

(1) After Ecopetrol's share, but before royalties.

(2) After royalties.

RECONCILIATION OF COMPANY NET RESERVES BY PRINCIPAL PRODUCT TYPE FORECAST PRICES AND COSTS RESERVES (MARCH 31, 2006)

	Light and Medium Oil		
	Net Proved (mbbls)	Net Probable (mbbls)	Net Proved Plus Probable (mbbls)
December 31, 2005	8,795	5,929	14,724
Technical Revisions	1,011	—	1,011
Economic Factors[(1)]	(74)	(220)	(294)
Production	(112)	—	(112)
March 31, 2006	9,620	5,709	15,329
Change in Reserves	9%	(4)%	4%
Production Replacement	837%	—	640%

Note:

(1) The Company's IPCs are subject to an R Factor calculation (see "Industry Conditions — Incremental Production Contracts (IPCs)") pursuant to which net reserves can decrease despite increased revenues and net present values. In the event of an increased price forecast, future revenues and net present values to the Company will increase, but the underlying reserve volumes net to the Company, can decrease.

* Table may not add due to rounding.

RECONCILIATION OF COMPANY NET RESERVES BY PRINCIPAL PRODUCT TYPE FORECAST PRICES AND COSTS RESERVES (DECEMBER 31, 2005)

	Light and Medium Oil		
	Net Proved (mbbls)	Net Probable (mbbls)	Net Proved Plus Probable (mbbls)
December 31, 2004	5,192	3,511	8,703
Technical Revisions	4,503	4,098	8,601
Economic Factors[(1)]	(554)	(1,680)	(2,234)
Production	(346)	—	(346)
December 31, 2005	8,795	5,929	14,724
Increase in Reserves	69%	69%	69%
Production Replacement	1,141%	—	1,840%

Note:

(1) The Company's IPCs are subject to an R Factor calculation (see "Industry Conditions — Incremental Production Contracts (IPCs)") pursuant to which net reserves can decrease despite increased revenues and net present values. In the event of an increased price forecast, future revenues and net present values to the Company will increase, but the underlying reserve volumes net to the Company, can decrease.

* Table may not add due to rounding.

CONSTANT PRICES AND COSTS
NET PRESENT VALUES OF FUTURE NET REVENUE
AS OF MARCH 31, 2006

RESERVES CATEGORY	BEFORE INCOME TAXES DISCOUNTED AT (%/year)				AFTER INCOME TAXES DISCOUNTED AT (%/year)			
	0	5	10	15	0	5	10	15
	(US M$)	(US M$)	(US M$)	(US M$)	(US M$)	(US M$)	(US M$)	(US M$)
PROVED								
Developed Producing	183,648	154,229	132,450	115,743	166,550	142,616	124,342	109,953
Undeveloped	192,493	143,401	108,066	81,963	126,013	91,872	67,130	48,744
TOTAL PROVED	376,141	297,630	240,516	197,706	292,563	234,488	191,472	158,697
PROBABLE	213,755	166,364	133,056	108,645	138,811	107,276	85,082	68,820
TOTAL PROVED PLUS PROBABLE	589,896	463,994	373,571	306,352	431,374	341,764	276,554	227,517
POSSIBLE	277,443	191,878	135,763	97,819	180,156	122,915	85,451	60,242
PROVED PLUS PROBABLE PLUS POSSIBLE	867,339	655,872	509,334	404,171	611,530	464,679	362,005	287,759

Note:

* Table may not add due to rounding.

FORECAST PRICES AND COSTS
NET PRESENT VALUE OF FUTURE NET REVENUE
AS OF MARCH 31, 2006

RESERVES CATEGORY	BEFORE INCOME TAXES DISCOUNTED AT (%/year)				AFTER INCOME TAXES DISCOUNTED AT (%/year)			
	0	5	10	15	0	5	10	15
	(US M$)	(US M$)	(US M$)	(US M$)	(US M$)	(US M$)	(US M$)	(US M$)
PROVED								
Developed Producing	156,561	132,168	114,223	100,509	149,660	128,083	111,738	98,955
Undeveloped	160,319	115,907	84,542	61,766	103,969	73,798	52,211	36,344
TOTAL PROVED	316,880	248,075	198,765	162,275	253,629	201,881	163,949	135,299
PROBABLE	182,246	140,598	111,501	90,313	118,773	90,867	71,335	57,100
TOTAL PROVED PLUS PROBABLE	499,126	388,673	310,266	252,588	372,402	292,748	235,284	192,399
POSSIBLE	222,197	148,728	101,366	70,007	144,265	94,791	62,964	42,000
PROVED PLUS PROBABLE PLUS POSSIBLE	721,323	537,401	411,632	322,595	516,667	387,539	298,248	234,399

Note:

* Table may not add due to rounding.

Notes to Reserve Data Tables

In the tables set forth in Appendices A and B, the following definitions and other notes are applicable:

1. Crude oil reserves estimates presented in the D&M Reports are based on the definitions and guidelines contained in the COGE Handbook. A summary of those definitions is set forth below:

Reserve Categories

Reserves are estimated remaining quantities of crude oil anticipated to be recoverable from known accumulations, from a given date forward, based on:

- analysis of drilling, geological, geophysical and engineering data;
- the use of established technology; and
- specified economic conditions.

Reserves are classified according to the degree of certainty associated with the estimates.

(a) **Proved reserves** are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

(b) **Probable reserves** are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

(c) **Possible reserves** are those additional reserves that are less certain to be recovered than probable reserves. It is unlikely that the actual remaining quantities recovered will exceed the sum of the estimated proved plus probable plus possible reserves.

Other criteria that must also be met for the categorization of reserves are provided in the COGE Handbook.

Each of the proved and probable reserve categories may be divided into developed and undeveloped categories:

(d) **Developed reserves** are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (for example, when compared to the cost of drilling a well) to put the reserves on production. The developed category may be subdivided into producing and non-producing.

(i) **Developed producing reserves** are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.

(ii) **Developed non-producing reserves** are those reserves that either have not been on production, or have previously been on production, but are shut-in, and the date of resumption of production is unknown.

(e) **Undeveloped reserves** are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable) to which they are assigned.

In multi-well pools it may be appropriate to allocate total pool reserves between the developed and undeveloped categories or to subdivide the developed reserves for the pool between developed producing and developed non-producing. This allocation should be based on the estimator's assessment as to the reserves that will be recovered from specific wells, facilities and completion intervals in the pool and their respective development and production status.

Levels of Certainty for Reported Reserves

The qualitative certainty levels referred to in the definitions above are applicable to individual reserve entities (which refers to the lowest level at which reserves calculations are performed) and to reported reserves (which refers to the highest level sum of individual entity estimates for which reserve estimates are presented). Reported reserves should target the following levels of certainty under a specific set of economic conditions:

(a) at least a 90 percent probability that the quantities actually recovered will equal or exceed the estimated proved reserves;

(b) at least a 50 percent probability that the quantities actually recovered will equal or exceed the sum of the estimated proved plus probable reserves; and

(c) at least a 10 percent probability that the quantities actually recovered will equal or exceed the sum of the estimated proved plus probable plus possible reserves.

A qualitative measure of the certainty levels pertaining to estimates prepared for the various reserves categories is desirable to provide a clearer understanding of the associated risks and uncertainties. However, the majority of reserves estimates will be prepared using deterministic methods that do not provide a mathematically derived quantitative measure of probability. In principle, there should be no difference between estimates prepared using probabilistic or deterministic methods.

Additional clarification of certainty levels associated with reserve estimates and the effect of aggregation is provided in the COGE Handbook.

2. Forecast prices and costs

   Future prices and costs that are:

   (a) generally acceptable as being a reasonable outlook of the future; and

   (b) if and only to the extent that, there are fixed or presently determinable future prices or costs to which the Company is legally bound by a contractual or other obligation to supply a physical product, including those for an extension period of a contract that is likely to be extended, those prices or costs rather than the prices and costs referred to in paragraph (a).

   The forecast summary table contained on page A-5 of Appendix A identifies benchmark reference pricing utilized in the March D&M Report. The forecast summary table contained on page B-4 of Appendix B identifies benchmark reference pricing utilized in the December D&M Report.

3. Constant prices and costs

   Prices and costs used in an estimate that are:

   (a) the Company's prices and costs as at the effective date of the estimation, held constant throughout the estimated lives of the properties to which the estimate applies; and

   (b) if, and only to the extent that, there are fixed or presently determinable future prices or costs to which the Company is legally bound by a contractual or other obligation to supply a physical product, including those for an extension period of a contract that is likely to be extended, those prices or costs rather than the prices and costs referred to in paragraph (a).

   For the purposes of paragraph (a), the Company's prices are the posted prices for oil after historical adjustments for quality transportation, gravity and other factors.

   The constant crude oil benchmark reference pricing utilized in the March D&M Report were as set forth on page A-4 of Appendix A. The constant crude oil benchmark reference pricing utilized in the December D&M Report were as set forth on page B-4 of Appendix B.

4. Estimated future abandonment and reclamation costs related to a property have not been taken into account by D&M in determining reserves that should be attributed to a property and in determining the aggregate future net revenue therefrom.

5. Columns may not add due to rounding.

6. Both the constant and forecast price and cost assumptions assumed the continuance of current laws and regulations.

7. The extended character of all factual data supplied to D&M was accepted by D&M as represented. No field inspection was conducted.

8. Undeveloped Reserves

   Subject to the success of operations, within the next two years, the Company has the following plans regarding the development of proved and probable undeveloped reserves:

   The Company's undeveloped medium to light oil reserves in the D&M Reports are located in Colombia within the Orito Caballos reservoir and at Neiva. The Company's proved undeveloped reserves are planned to be developed through the drilling of nine locations at Orito and nine at Neiva during 2006 and 2007, along with workovers and fracture stimulations at Orito in 2006. The D&M Reports include an additional five probable and 15 possible locations at Orito and 15 probable locations at Neiva, which are expected to be drilled starting in 2006 and continuing through 2009.

   Undeveloped reserves, like all projects, are subject to competition for capital and consequently may be delayed or accelerated from time to time.

9. Income Taxes

   After Income Tax amounts are shown after Colombian income tax. The Company does not expect that it will be required to pay Canadian income tax.

Significant Factors or Uncertainties Affecting Reserves Data

There are numerous uncertainties inherent in estimating quantities of proved reserves, including many factors beyond the control of the Company. The reserve data included herein represents estimates only. In general, estimates of economically recoverable crude oil reserves and the future net cash flows therefrom are based upon a number of variable factors and assumptions, such as historical production from the properties, the assumed effects of regulation by governmental agencies and future operating costs, all of which may vary considerably from actual results. The actual production, revenues, taxes and development and operating expenditures of the Company with respect to these reserves will vary from such estimates, and such variances could be material. There is an inherent degree of certainty associated with the particular reserves category disclosed.

Estimates with respect to proved reserves that may be developed and produced in the future are often based upon volumetric calculations and upon analogy to similar types of reserves rather than actual production history. Estimates based on these methods are generally less reliable than those based on actual production history. Subsequent evaluation of the same reserves based upon production history will result in variations, which may be substantial, in the estimated reserves.

Consistent with the securities disclosure legislation and policies of Canada, the Company has used forecast prices and costs in calculating reserve quantities included herein. Actual future net cash flows also will be affected by other factors such as actual production levels, supply and demand for oil, curtailments or increases in consumption by oil purchasers, changes in governmental regulation or taxation, currency exchange rates and the impact of inflation on costs.

The Company's reserves at the Orito and Neiva fields are also subject to an R Factor calculation under which the Company's interest in reserves decreases as the ratio of cumulative revenues to cumulative costs increases. Accordingly, at higher prices the Company's reserve values increase but reserve volumes decline, thereby increasing reserve uncertainty. See "Industry Conditions — Incremental Production Contracts (IPCs)".

Oil Wells

The following table summarizes the Company's interests as at December 31, 2005 and March 31, 2006 in oil wells, all of which are located onshore.

	Oil			
	Producing		Non-Producing[1]	
	Gross	Net	Gross	Net
Orito	53	42	65	51
Neiva	65	45	14	10
Total	118	87	79	61

Note:

(1) Wells also include wells that were drilled by the original holder of the blocks or Ecopetrol.

Undeveloped Land Holdings

The undeveloped land holdings of the Company total 2,516,966 acres (gross and net). Undeveloped acreage includes rights granted pursuant to Exploration Contracts and TEAs, which require certain work commitments. First term commitments for exploration licenses include evaluation of existing data and acquisition, processing and interpretation of additional seismic to be acquired by the Company. In the case of the Joropo Exploration Contract, the Company is in the second term, with a work commitment of drilling one exploration well. In the case of TEAs, the work commitment is interpretation of existing data. If, at the end of the exploration term, the Company elects not to proceed with additional work commitments, all or a portion of this acreage may revert back to the ANH. In addition, a portion of the Company's TEAs will revert to the ANH at the end of their term. The amount the Company retains will ultimately depend on the location and size of any acreage, if any, selected within the TEA for conversion to an Exploration Contract. See "Industry Conditions — Exploration Contracts and TEAs."

Forward Contracts and Future Commitments

See "Management's Discussion and Analysis — Liquidity and Capital Resources" in this prospectus for a description of future commitments, see Note 11, "Commitments and Contingencies", to PCL's financial statements as at and for the year ended December 31, 2005, and see Note 4, "Commitments and Contingencies", to PCL's interim financial statements as at and for the three months ended March 31, 2006 included in this prospectus and under the heading "Narrative Description of the Business" in this prospectus for a description of the forward contracts and future commitments of the Company.

The nature of the crude oil operations exposes the Company to risks associated with fluctuations in commodity prices and foreign currency exchange rates. To date, the Company has not utilized derivative instruments to manage these risks.

Abandonment and Reclamation Costs

Abandonment and reclamation costs were estimated for all legal obligations associated with the retirement of long-lived tangible assets such as wells, facilities and plants based on market prices or on the best information available where no market price was available. The estimated costs are then inflated at two percent over time until the actual retirement is expected to occur. In Colombia, Ecopetrol maintains ownership of all wells once the IPCs expire. Until the contracts expire, the Company is potentially liable for abandonment and reclamation costs for all wells drilled or intervened by the Company. As of December 31, 2005 and March 31, 2006, 50 wells have either been drilled or intervened; however, the Company expects to incur costs on only 15 wells, due to the fact that most wells are expected to produce beyond the term of the IPCs. The Company estimates the total abandonment and reclamation costs net of salvage values of all the Company's operations to be $2.4 million on an undiscounted basis and $0.5 million discounted at 10 percent. In the next three financial years the Company does not anticipate incurring significant abandonment and reclamation costs. The calculation of future net

revenue in Colombia excludes $2.4 million on an undiscounted basis and $0.5 million discounted at 10 percent, as these calculations do not include any costs for abandonment and reclamation activities in Colombia.

Tax Horizon

In Colombia, the Company's tax pools shelter it from paying current cash income taxes. The Company is subject to presumptive income tax and remittance tax in Colombia, see "Industry Conditions — Taxes". Based on the Company's current exploration and development plans, the Company does not expect to pay income tax within the next two years. As at December 31, 2005, the Company had $145.3 million (March 31, 2006 — $165.8 million) of Colombian tax pools available.

Environment

The Company continued its third year of operations in Colombia with 100 percent environmental compliance in executing its development programs and without any lost time accidents or environmental incidents. The Company's social responsibility strategies include environmental compliance and promoting fundamental relationships with local communities and the provincial and national authorities.

The Ministry of Environment in Colombia requires environmental licenses for all new exploration activity in accordance with strict national regulations. The Company's comprehensive environmental impact assessments and management plans ensured that the environmental license for the first exploration well in the Joropo block was obtained in the shortest time possible. The Company also presented environmental management plans covering 3-D seismic projects on the Casanare Este, Corcel, Casimena and Las Aguilas exploration blocks.

The Company carries out its activities and operations in compliance with all relevant and applicable environmental regulations and best industry practice. At present, the Company believes that it meets all applicable environmental standards and regulations and has included appropriate amounts in its capital expenditure budget to continue to meet its continuing environmental obligations. The costs incurred by the Company in respect of continued environmental compliance and site abandonment and reclamation costs amounted to less than one percent of the total capital expenditures incurred by the Company in 2005. See "Industry Conditions — Environmental Regulation" and "Risk Factors — Risks Related to the Company and its Business — Environmental".

Community Relations

Petrominerales has established a community relations approach that is based on three principles:

- Local employment is promoted by identifying, providing and supporting job opportunities within Petrominerales' operating areas. This has been well received by the local communities and contributed to maintaining a positive relationship in and around our operations;
- Education and training programs are focused on strengthening the relationships between communities and the local authorities and on helping communities identify new markets for their goods and services to reduce their dependence on the oil business. Petrominerales' approach also encourages local community engagement in the government development planning process, and reinforces the link between oil revenues and municipal budgets; and
- Community engagement creates a partnership in the preparation of environmental base line studies for local environmental management, which strengthens the relationship with communities by combining Petrominerales' expertise and environmental approach with local knowledge of the environment and land management. The Company is continuing to build a relationship of trust by encouraging communities to become involved in all aspects of the Company's environmental management processes.

Petrominerales' approach has been cited by both the government and the oil industry as the best practice model to follow. As an example of this approach, Petrominerales recently conducted a highly successful community consultation process with the traditional Embera people of the La Venada indigenous reservation in connection with the west Orito/Las Aguilas 3-D seismic project. In Colombia during 2005, 99 indigenous consultation processes were undertaken by industry, with only three yielding positive agreements. The Petrominerales agreement resulted in participation of indigenous representatives in the environmental impact

studies, which covered an important portion of their traditional territory. The process produced a set of agreements with the people of La Venada that, in the national context, was accomplished in a very short time frame and at a low cost. By the end of March 2006, the Company's seismic acquisition was completed with total environmental compliance and no health or safety incidents.

Fundación Vichituni

Petrominerales has created and initially funded Fundación Vichituni to assist in developing and enhancing basic social and environmental values in the regions directly influenced by the Company's operations. Vichituni, from the traditional Embera language, translates as "you are worthy". Fundación Vichituni's mission is to promote community growth and an enhanced quality of life. This Foundation involves entire communities, governments and third party partners contributing to the creation and completion of educational projects with a focus on developmental issues. After comprehensive research and a careful strategic planning process, the Foundation has created two main lines of work in which this community development program will be focused on:

- Working with authorities and communities in the Land Use Plan of Putumayo, which will strengthen the local government's capacity to plan their development; and
- Increasing the knowledge of the cultural and traditional diversity of the communities in Putumayo, allowing a better use of the land by harmonizing diverse development approaches.

This foundation is also seeking international funding and partnerships with the goal of self-sustainability within the first two years of its operation.

Security

Although there are certain security risks associated with operating in Colombia, as there are in many countries, the security environment in Colombia has improved significantly since the election of President Alvaro Uribe in 2002, and the Company believes these risks can be effectively managed. Working with local communities promotes an atmosphere of mutual respect, benefit and trust, and thereby decreases the risk of serious security issues. Within Bogotá and in field operating areas, Petrominerales maintains contact with appropriate local, regional and national bodies to monitor any local security situations and mitigate risk. Crime statistics from the Colombian National Police indicate that in 2005, compared to 2002, homicides decreased by 37 percent, kidnapping decreased by 73 percent and auto theft decreased approximately 37 percent. In the case of the energy industry, pipeline attacks decreased only slightly, but their impact on the industry has been significantly minimized. During the same period, terrorist actions, including terrorism against electricity infrastructure and oil pipelines, decreased by approximately 63 percent.

Capital Expenditures

The following table summarizes capital expenditures related to the Company's activities for the year ended December 31, 2005:

	($000)
Development drilling and completions	18,683
Facilities and equipment	293
Seismic	5,095
Workovers and other	14,353
Total capital expenditures	38,424

Forecast Production and Capital Expenditures

The following diagrams represent the Company's working interest production before royalties, net operating income (revenues less royalties and operating costs) and capital expenditures by reserve category as forecast in the March D&M Report along with current production. This forecast does not incorporate any production from the Company's exploration land.

Annual Average Daily Working Interest Production (Before Royalties) By Reserve Case — March D&M Report — Forecast Prices and Costs



10,000
5,000
Bbl/d
Actual production April 2006
2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023
Year
Proved Developed Producing
Proved Undeveloped
Probable
Possible

Capital Expenditures and Net Operating Income (NOI) By Reserve Case — March D&M Report — Forecast Prices and Costs



140,000
120,000
100,000
80,000
60,000
40,000
20,000
US$000s
2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023
Year
Total Proved Capital Expenditures
Probable Capital Expenditures
Possible Capital Expenditures
Proved Developed Producing NOI
Total Proved NOI
Proved Plus Probable NOI
Proved Plus Probable Plus Possible NOI

Development

The following table summarizes the gross and net development wells in which the Company participated during the year ended December 31, 2005. There was one exploration well drilled at Joropo in the first quarter of 2006, which was dry and abandoned. All wells were located in Colombia.

	Development		Total	
	Gross	Net	Gross	Net
Development oil wells	3.0	2.4	3.0	2.4
Success rate	100%	100%	100%	100%

The Company's development plans are discussed under the heading "Narrative Description of the Business".

History

Production

The following table shows the Company's average working interest production volumes before deduction of royalties payable to others, and average netbacks received for each of the last four fiscal quarters by product type. See "Property Descriptions" for production volumes by major area.

	Three Months Ended				
	March 31, 2005	June 30, 2005	September 30, 2005	December 31, 2005	March 31, 2006
Average daily production (bbl/d)	1,072	1,024	1,073	955	1,356

As a result of recompletions and the completion of the Orito 117 and 118 wells, production in April 2006 averaged 2,827 bbl/d working interest to the Company before deduction of an eight percent royalty. Production averaged 2,588 bbl/d in May 2006. The decrease was mainly a result of taking certain wells offline during the month to perform workovers and due to expected declines.

Light and Medium Crude Oil Netback ($ per bbl)

The following table shows the Company's crude oil netback values for the periods indicated.

	Three Months Ended				
	March 31, 2005	June 30, 2005	September 30, 2005	December 31, 2005	March 31, 2006
Average price received	49.13	52.34	60.24	52.50	59.03
Royalties	3.93	4.19	4.82	4.20	4.72
Operating costs[1]	8.46	10.09	9.41	10.08	9.66
Netback	36.74	38.06	46.01	38.22	44.65

Note:

(1) Operating costs are expenses incurred in the operation of producing properties and include items such as Ecopetrol operating fees, field staff salaries, repairs and maintenance, overhead fees and other costs.

INDUSTRY CONDITIONS

Colombian Market

Management of the Company considers the overall investment climate in Colombia to be very positive. The Colombian economy has grown every year since 1999. Foreign direct investment in Colombia increased by 221 percent in 2005 as compared to 2004. Inflation in the country has decreased every year since 1991 and was 5.3 percent in 2005, Colombia's lowest annual rate since 1955 and 0.72 percent lower than in 2004. Estimated

gross domestic product per capita in 2005 grew approximately 16 percent over 2004. During 2005, mergers and acquisitions worth just over US$10 billion were closed, making Colombia second only to Brazil (US$11.5 billion) in the value of acquisition transactions completed in 2005 in South America. Furthermore, Standard & Poor's increased its rating for Colombian governmental long-term debt from BB (stable) to BB (positive) on February 22, 2006. In February 2006, Colombia and the United States negotiated a free trade agreement that the industry expects will to contribute to further growth in the Colombian economy. In addition, the security environment in Colombia has improved significantly since the election of President Alvaro Uribe in 2002 along with a significant decrease in overall crime levels.

Oil is currently Colombia's leading export and source of foreign income, constituting an estimated one third of the country's export revenue. Historically, all oil production was from concessions granted to foreign operators or undertaken by state-owned Ecopetrol in contracts of association with foreign companies. Ecopetrol was formally responsible for all exploration, extraction, production, transportation, and marketing oil for export. During 1999 and 2000, the country was considered to be at risk of becoming a net oil importer unless significant additional reserves were discovered. As a result, the regulatory regime in Colombia underwent a significant change effective January 1, 2004 with the formation of the ANH. The ANH is now responsible for regulating the Colombian oil industry, including managing all exploration lands not subject to a previously existing association contract. The ANH began offering all undeveloped and unlicensed exploration areas in the country under two new contract types: Exploration Contracts, which provide companies with 100 percent of new production, subject to an initial eight percent royalty, and TEAs, which provide companies with low cost access to larger areas for preliminary evaluation prior to committing to broader exploration programs. The introduction of the Exploration Contracts and TEAs has resulted in a significant increase in Colombian exploration activity and competition according to the ANH. Since the introduction of these new contract terms, 52 new Exploration Contracts and 35 TEAs were signed by the end of 2005 and there are now 76 oil companies operating in Colombia. Management feels that these changes, along with increased commodity prices, have made Colombia one of the most attractive countries in which to carry on Petrominerales' business.

Oil was first commercially produced in Colombia beginning in 1918 at the La Cira-Infantas field, which has produced almost 723 mmbbls to date. Since 1918, oil fields in Colombia have produced a total of 6.3 billion bbls. Including the Orito field, other significant fields in the country include Caño Limon (1983) in the northeast Llanos basin near the Venezuelan border, which has produced in excess of 870 mmbbls and averaged slightly over 63 mbbl/d during 2005, and the Cusiana-Cupiagua complex (1988) which has produced over one billion bbls and is currently producing 125 mbbl/d. Since the completion of the initial development of the Cusiana complex, production in the country has dropped from a peak rate of approximately 816 mbbl/d in 1999 to 526 mbbl/d at the end of 2005. From industry estimates, remaining oil reserves are 1.45 billion bbls. Most industry analysts believe that the country will lose its self-sufficiency between 2009 and 2012 unless significant additional reserves are discovered.

Out of a total of 17 sedimentary basins in Colombia, seven are currently producing — the Upper, Middle, and Lower Magdalena Valley; Llanos; Putumayo; Catatumbo; and the Guajira basins. Oil extracted from fields in these basins is transported through Colombia's five oil pipelines, four of which connect production fields to the Caribbean port town of Coveñas. These are the central Ocensa pipeline, which transports oil from the Cusiana-Cupiagua fields, the 490-mile Caño Limon pipeline, and the Alto Magdalena and Colombia Oil pipelines. The fifth pipeline, the Transandino or Trans-Andean, transports crude oil from the Orito field in the Putumayo basin to Colombia's Pacific port of Tumaco. Infrastructure throughout Colombia is well developed. Due to the decline in Colombian production, there is excess capacity in all major pipelines. See "Property Descriptions".

The following map shows the location of the main pipeline infrastructure in Colombia.


Cartagena
Coveñas
Venezuela
Panama
Yopal
Bogotá
Colombia
Neiva
Tumaco
Orito
Ecuador
100 km
Pipelines
Cities/Towns
Rivers

Figure: Colombian Pipeline Infrastructure
Source: ANH, Ecopetrol and the Company.

Most of Colombia's oil exports are to the United States. Colombia is among the ten largest suppliers of foreign crude oil to the United States. Management of the Company believes that Colombia could become a more important oil supplier to the United States in the years ahead given Colombia's known oil reserves. In addition, Venezuela, Colombia, and parts of Ecuador share the La Luna oil-source rock, which is one of the most prolific in the world, and which charged the Faja del Orinoco belt in Venezuela, one of the world's largest accumulations of hydrocarbons.

All data and information described in the above section was provided by the National Police and Proexport Colombia, both of which are agencies of the Colombian Government.

Trends

During the past few years, several trends have developed in the oil and gas industry in Colombia and elsewhere in the world. These trends appear to be shaping the near future of the industry.

Volatility of commodity prices. Crude oil prices are influenced by the world economy and the Organization of the Petroleum Exporting Countries' ability to adjust supply to world demand. Recently, crude oil prices have been kept high as a result of strong and growing demand, political uncertainty and a devastating hurricane season in the United States' Gulf Coast region. Hurricanes in 2005 reduced both refining and production capacity from the United States' Gulf Coast and the global political environment continues to increase concern over potential supply disruptions.

Commodity price volatility has had a significant impact on the oil and gas industry. During periods of high prices, producers generate sufficient cash flows to conduct active exploration programs without the need for external capital. Increased commodity prices frequently translate into very busy periods for service providers triggering premium costs for their services. Purchase prices for properties and land similarly increase during these periods. During low commodity price periods, acquisition costs drop, as do internally generated funds to spend on exploration and development activities. With decreased demand, the prices charged by the various service providers also decline.

Increased activity levels in the Colombian oil and gas industry. Colombia is currently experiencing increased activity levels, resulting from the country's newly implemented fiscal regime and record oil prices. Since the introduction of new contract terms, the ANH official website (www.anh.gov.co) indicates that 52 new Exploration Contracts and 35 TEAs have been licensed through the end of 2005, with more than 20 additional Exploration Contracts and TEAs pending approval by the ANH. At present, as set forth in the following table, there are approximately 76 oil and gas companies operating in the oil and gas industry in Colombia, including a number of Canadian-based companies.

Oil and Gas Companies Operating in Colombia

1	Alpha Consultores Ltda.	41	Occidental Andina de Colombia Inc.
2	Andina Electrica y Gas E.U.	42	Pacific Stratus Energy
3	Agencia Nacional de Petroleo	43	Parko Services S.A.
4	Apex Energy (Canada) Inc.	44	Perenco Colombia S.A.
5	Argosy Energy Internacional	45	Petrobras Colombia Limited
6	BHP Billiton Petroleum (Colombia) Corporation	46	Petroleos Colombianos Ltd.
7	BP Exploration Colombia Ltd.	47	Petrocolombia — Gas Petroleo y Derivados de Colombia S.A.
8	Braspetro B.V.	48	Petrominerales Colombia Ltd.
9	Burlington Resources Inc.	49	Petróleos del Norte S.A.
10	C&C Energy Group S.A.	50	Petropuli Ltda.
11	Campetrol Ltda.	51	Petrosantander (Colombia) Inc.
12	Cepsa Colombia S.A.	52	Petrotesting Colombia S.A.
13	Chevron Texaco Petroleum Co.	53	R3 Exploration y Procuddion S.A.
14	Conequipos Ingenieria Ltda.	54	Rancho Hermoso S.A.
15	Consorcio Petrotesting/Colregistros	55	Reliance Industries Ltd.
16	Drummond Ltd.	56	Repsol Exploración Colombia S.A.
17	Ecopetrol S.A.	57	Sipetrol S.A.
18	Emerald Energy Plc Sucursal Colombia	58	Sismografia y Petroleos de Colombia Ltda.
19	Erazo Valencia y CIA.	59	Solana Petroleum Exploration Colombia Ltd.
20	ExxonMobil Corporation	60	Stratus Oil and Gas
21	Geopetrocol Ltda.	61	Taghmen Energy Plc
22	Gran Tierra Energy Inc.	62	Talisman Colombia Oil & Gas Ltd.
23	Great North Energy Colombia Inc.	63	Tecnicontrol S.A.
24	Harken de Colombia Ltd.	64	Tepma B.V.
25	Hocol S.A.	65	Texican Oil Plc
26	Holywell Resources S.A.	66	The Texas Petroleum Company
27	Hupecol Ltd. LLC	67	Total Exploratie en Produktie MIJ B.V. (Colombia)
28	Integral de Servicios Tecnicos Ltda.	68	Union Temporal el Trinfo (R3/Sismopetrol)
29	IST Ltd	69	Union Temporal E&CC
30	Kappa Resources Colombia Ltd.	70	Union Temporal Esperanza (Ray Tool O&G/Geoproduction)
31	Lewis Energy Inc.	71	Union Temporal Moriche (Petrocol/Geoconsult/Sheridan)
32	Loon Energy Inc.	72	Union Temporal Omega (PEI/Tecnicontrol)
33	Lukoil Overseas Colombia Ltda.	73	Union Temporal Mida
34	Mercantile Colombia Oil & Gas	74	Union Temporal Petrocaribe
35	Meta Petroleum Ltd.	75	Welloging Ltda.
36	Mohave Petroleum Colombia Corporation	76	Winchester Oil & Gas S.A.
37	Montecz S.A.		
38	Nexen Petroleum Company Limited		
39	Omimex de Colombia Ltd.		
40	Operaciones Petroleras Andinas S.A.		

Sources: ANH, Ecopetrol and ACIPET.

Improvements in Political and Economic Stability. The recent improvement in political and economic stability in Colombia has resulted in a 221 percent increase in foreign direct investment in the country from 2004 to 2005. The two most affected industries were mining and petroleum which accounted for almost half of the increase over that period.

Increasing Costs. The oil industry in Colombia is currently experiencing increasing costs including third party costs for all drilling, completion, tie-in and service activities. These cost increases reflect the record activity levels in the industry as a result of higher commodity prices and Colombia's new fiscal terms and have the effect of lengthening the payout on most capital investments.

Improved Security. Over the last four years, there has been an overall decline in criminal and terrorist activities in Colombia. The government, under President Alvaro Uribe, has adopted policies that have resulted in a significant decrease in crime levels. Crime statistics from the Colombian National Police indicate that in 2005, compared to 2002, homicides decreased by 37 percent, kidnapping decreased by 73 percent and auto theft decreased approximately 37 percent. In the case of the energy industry, pipeline attacks decreased only slightly, but their impact on the industry has been significantly minimized. During the same period, terrorist actions, including terrorism against electricity infrastructure and oil pipelines, decreased by approximately 63 percent.

Exploration Contracts and TEAs

The regulatory regime in Colombia underwent a significant change effective January 1, 2004 with the formation of the ANH, which is now responsible for regulating the Colombian oil industry and is tasked with significantly increasing the amount of new exploration and production in the country. Ecopetrol, will maintain its exploration and production activities across the country, but will face more direct competition in the private sector in future projects.

In conjunction with its formation, the ANH began offering all undeveloped and unlicensed exploration areas in the country under two new contract types: Exploration Contracts, which provide companies with 100 percent of new production, subject to an initial eight percent royalty, and TEAs, which provide companies with low cost access to larger areas for preliminary evaluation prior to committing to broader exploration programs.

The Exploration Contracts have significantly changed the way the industry views Colombia. In place of the earlier association contracts in which Ecopetrol had an immediate back-in to production, the new agreements will provide full risk/reward benefits for the operator. Under the terms of these contracts the operator will retain the rights to all reserves, production and income from any new exploration block, subject to existing royalty and income tax regulations with a windfall profits tax provision for larger fields.

There are two processes for applying for new Exploration Contracts. Exploration proposals over all acreage that was not leased at the time the ANH was formed are dealt with on a first come first served basis. All acreage that is returned to the ANH is re-licensed pursuant to a bidding process whereby the ANH publishes a note that the acreage is available for bid. All eligible companies have the opportunity to make an offer for the acreage in question over a 30-day period after which, the ANH negotiates a final contract with the company offering the best work program. If the 30-day period expires and there are no offers, the acreage returns to the ANH and is dealt with on a first come first serve basis. After an offer is initially accepted and once the ANH is satisfied that the oil company has the proper technical and financial resources to fulfill its obligations under the proposed contract, a definitive work program is negotiated. This work program typically includes technical studies, reprocessing or completing a new seismic program, and/or drilling wells.

The terms of the Exploration Contracts are broken into three phases: the initial exploration phase lasts six years and can be extended for up to four additional years; the evaluation phase lasts one to two years with a possible extension of up to two years, during which the contractor must declare commerciality or relinquish the block; and the production phase has a basic 24 year term and is extendable under certain circumstances for up to an additional 10 years.

The duration of the exploration period under an Exploration Contract is six years; however, the contractor may request an extension for up to four additional years provided that it presents an additional exploration

program and relinquishes 50 percent of the area. Depending on the period requested, this period is also divided into phases as the contractor proposes. All discoveries must be reported to the ANH, while the Ministry of Mines and Energy defines the extent of the discovery.

If a discovery is made, the contractor has the option to request an appraisal period, for up to two years, depending on the size and scope of the proposed evaluation plan. If, in the opinion of the ANH there is sufficient reason, this period may also be extended. If the evaluation plan relates to a gas or heavy oil field, two additional years may be granted because of the complex planning and marketing required. At the end of this phase, the contractor must declare commerciality or relinquish the block.

Once the evaluation phase is complete and the operator declares commerciality, the exploitation phase begins. The duration of the exploitation period of each field is 24 years. The contractor may obtain an extension of the exploitation period beyond the 24 years if the contractor complies with three basic requirements: continuous production; an active enhanced oil recovery plan or in-fill project; and a payment of 5 to 10 percent of the value of the remaining reserves, depending on if they are oil or gas.

Relinquishment of part or all of the area subject to the Exploration Contract depends on the phase of the license. Terms and conditions vary, but in early phases of exploration, operators may elect to relinquish 50 percent of its block and shoot a seismic program instead of drilling an exploration well. Under normal circumstances the contractor must relinquish 50 percent of the area at the end of the six-year exploration period if the contractor continues to explore, and there is an ongoing evaluation program or a discovery. If not, the operator must relinquish 100 percent. Another 25 percent must be relinquished after the two-year evaluation phase expires. The operator and the ANH may also agree on the relinquishment of certain parts of a license area during the initial six-year exploration period as part of the Exploration Contract and on a block by block basis, depending on the scope of the exploration work program and the size of the area. The contractor also has the option to relinquish all or part of the area after each exploration phase.

Royalties and Windfall Tax

Royalties are calculated on a field-by-field basis using a sliding scale that ranges from eight percent (for incremental production up to 5,000 bbl/d) up to a maximum of 25 percent (for incremental production above 600,000 bbl/d) as illustrated below:

Production (bbl/d)	Royalty Rate
up to 5,000	8% flat rate
5,000 to 125,000	8% to 20% sliding scale
125,000 to 400,000	20% flat rate
400,000 to 600,000	20% to 25% sliding scale
greater than 600,000	25% flat rate

For new discoveries of heavy oil, classified as those with an API equal to or less than 15°, the royalties will be 75% of the royalty rates for light and medium oils presented above. The royalty regime applying to the production applicable to the Company's properties (i.e. under 10 mbbl/d) compares favourably to the royalty

regimes in some other oil-producing jurisdictions. For instance, the royalty rate for Colombia between zero and 50 mbbl/d compared to the royalty rate for the province of Alberta is illustrated in the following graph.

Royalty Rates Compared



30
25
20
% 15
10
5
0
0
5,000
10,000
15,000
20,000
25,000
30,000
35,000
40,000
45,000
50,000
Field Production (bbl/d)
Alberta Crown Oil
Colombia

Source: Based on oil and gas regulations in Alberta and Colombia.

The following diagram shows the percentage working interest to companies and Ecopetrol, respectively, under Colombia's new fiscal regime, as compared to that available to companies under the prior fiscal regime and in certain other comparator countries.



Contractor Take (1 - State Take)
60%
50%
40%
30%
20%
10%
0%
Colombia
New Model
United Kingdom
Pakistan
Peru
Argentina
India
Brasil
Trinidad & To
Colombia
Previous model
Thailand
Sudan
China
Malaysia
Indonesia
Egypt
Venezuela
40%
50%
60%
70%
80%
90%
100%
State
Take
10%
20%
30%
40%
50%
Profitability

Source: ANH.

Once a field has cumulatively produced more than 5 mmbbls a windfall profits tax is paid at 30 percent of the price received at the delivery point in excess of certain threshold prices, based on the oil quality produced, as follows:

Quality	Threshold Price (US$/bbl)
≤ 10° API	no tax payable
> 10° ≤ 15° API	40.00
> 15° ≤ 22° API	28.00
> 22° ≤ 29° API	27.00
> 29° API	26.00

TEAs are typically larger in size and have lower initial commitments, which include re-evaluating existing data with a view to defining prospects and ultimately committing to an Exploration Contract. If a third party proposes an exploration block within an existing TEA, the holder has the right to match the proposed work program and retain the block.

Since the introduction of these new contract terms, 52 Exploration Contracts and 35 TEAs, covering a total of approximately 52 million acres, have been licensed through the end of 2005, with in excess of 20 more pending approval by the ANH.

Incremental Production Contracts (IPCs)

The Company's current production is derived from two IPCs, at Orito in southern Colombia's Putumayo basin, and at Neiva in the Upper Magdalena Valley basin, each in partnership with Ecopetrol. Each IPC prescribes certain expenditures in the early years of the contract in order to advance to subsequent development phases. The Company's early activities focused on initial work commitments in these IPCs, which give the Company the right to carry out development activities on the blocks and share in incremental production, above baseline production, generated by its development activities. The Company's current participation levels at Orito and Neiva are 79 percent and 69 percent, respectively. Working interest production is subject to an eight percent royalty paid to the Colombian Government and normal income taxes. These participation levels decline on a contract by contract basis once the ratio of cumulative total revenues to total costs (including all capital and operating expenses) ("R Factor") exceeds 1.5 times. At R Factors above 2.5 times the participation levels at Orito and Neiva are fixed at 39.5 percent and 34.5 percent, respectively, as indicated in the following tables:

R Factor	Orito	Neiva
1.5 to 2.5	79.0%/(R-0.5)	69.0%/(R-0.5)
2.5 or more	39.5%	34.5%

The cumulative revenues, costs and R Factors as at December 31, 2005 for each of the Company's IPCs were as follows:

	Orito	Neiva
	(US$ millions)	(US$ millions)
Cumulative revenue	30.1	12.7
Cumulative costs	86.8	17.0
R Factor	0.35	0.75

R Factor Impact on Working Interest



90
80
70
60
50
40
30
20
10
0
Working Interest (%)
0 0.1 0.2 0.3 0.4 0.5 0.6 0.7 0.8 0.9 1.0 1.1 1.2 1.3 1.4 1.5 1.6 1.7 1.8 1.9 2.0 2.1 2.2 2.3 2.4 2.5 2.6 2.7 2.8 2.9 3 +
R Factor
Orito
Orito R Factor at Dec. 31, 2005
Neiva
Neiva R Factor at Dec. 31, 2005

Source: Ecopetrol and the Company.

As at December 31, 2010, the March D&M Report forecasts the following R Factor for each of Orito and Neiva (using forecast pricing):

	Orito R Factor	Neiva R Factor
Total proved	1.49	1.62
Proved plus probable	1.83	1.57
Proved plus probable plus possible	1.65	1.50

The Company's production from Orito is currently being sold at the Orito battery pursuant to a sales contract with Ecopetrol which is up for renewal on November 30, 2006. Under the terms of this contract, the price received, adjusted for quality differences, for each barrel of oil sold is determined based on the monthly average of the WTI price less a variable differential. The Company's net price is calculated as follows:

Average WTI (US$/bbl)	Net Price (US$/bbl)
Less than or equal to $35.00	WTI * 0.80 + $0.10
Greater than $35.00	WTI * 0.85 – $ 1.20

Either party may cancel this sales contract on one month's notice after which, the Company may elect to export its oil production directly.

The Company's production from Neiva is sold through a sales contract with a third party whereby the price received is based on an average differential in the Vasconia Blend at Covenas published by Platts Latin American Wire, on the first through the fifteenth day of the month preceding the bill of lading date, adjusted for quality differences, plus a US$0.80/bbl premium, less approximately US$2.82/bbl for transportation and

marketing fees to the Neiva transfer point. Either party may cancel this sales contract on three months' notice. WTI prices and Vasconia differentials to WTI since January 1, 2002 are shown below:



70
60
50
40
30
20
10
0
$US per Barrel
25%
20%
15%
10%
5%
0%
Vasconia Differential as a % of WTI
2002
2003
2004
2005
WTI
Vasconia %

Source: Hocol S.A.

Environmental Regulation

Annual development plans are submitted to Ecopetrol for approval for all exploration and development activities conducted on the Company's Colombian IPCs. In addition, the Company files an environmental management plan covering the contemplated activities with the Ministry of Environment. Environmental management plans are submitted to demonstrate compliance with applicable Colombian law, but advance approval is not required to commence activities within existing development areas at the Orito and Neiva fields.

In the case of the Company's Exploration Contracts, the Company submits an environmental management plan for each activity (drilling, facilities and pipelines) planned over the license area which must be approved before activity commences.

Taxes

The Company's pre-tax income from Colombian sources, as defined under Colombian law, is subject to Colombian income taxes at a statutory rate of 35 percent plus an additional surcharge of 10 percent (resulting in an effective tax rate of 38.5 percent). The surcharge will be eliminated at the end of 2006 reducing the effective rate to 35 percent. A "presumptive" minimum income tax based on net assets, may apply in years of little or no net income which may be carried forward as a credit for five years and recovered against future cash taxes otherwise payable. Tax losses may be carried forward for eight years, and up to 25 percent of a loss may be used in any one year to reduce future cash taxes otherwise payable. The Company's income after Colombian income taxes is subject to a Colombian remittance tax that accrues at a rate of seven percent, which may be eliminated under certain circumstances if the Company reinvests such income in Colombia. See also "Statement of Reserves Data and Other Related Information — Tax Horizon".

SELECTED FINANCIAL INFORMATION AND OPERATING RESULTS OF PCL

The following table sets out selected financial information for PCL as at and for the three months ended March 31, 2006, as at December 31, 2005 and 2004 and for each of the years in the three-year period ended December 31, 2005. Following completion of the Reorganization Transactions on June 9, 2006, but prior to the completion of the Offerings, the Company legally and beneficially owns 100 percent of the outstanding shares of PCL. PCL constitutes substantially all of the Company's business. This information has been derived from the audited and unaudited financial statements of PCL appearing elsewhere in this prospectus. These results should also be read in conjunction with the disclosure under the heading "Management's Discussion and Analysis". Also refer to the "Pro Forma Financial Statements of Petrominerales Ltd." beginning on page F-3.

Selected Financial Information

	Three months ended March 31, 2006	Year ended December 31,		
		2005	2004	2003
		($000s)		
Crude oil revenue	7,204	20,177	21,734	12,560
Funds flow from operations[1]	3,883	9,701	12,048	5,984
Net income (loss)	1,625	2,727	1,851	(16,593)
Capital expenditures	21,871	38,424	13,906	71,342
Balance Sheet Data:				
Total assets	126,100	102,970	70,683	
Cash and working capital (deficiency)	(10,443)	(17,751)	(2,549)	

Note:

(1) Funds flow from operations before changes in other non-cash working capital.

Selected Operating Results

The following table sets out certain selected operating results of PCL for the three months ended March 31, 2006 and for each of the years in the three-year period ended December 31, 2005. The operating results for this period should not be relied upon as any indication of results for any future period.

	Three months ended March 31, 2006	Year ended December 31,		
		2005	2004	2003
Operating netback ($/bbl)				
Crude oil revenue	59.03	53.62	43.70	32.22
Royalties	4.72	4.29	3.51	2.56
Production expenses	9.66	9.49	7.67	10.48
Operating netback	44.65	39.84	32.52	19.18
Average Daily Crude Oil Production (bbls)[1]	1,356	1,031	1,359	1,068

Note:

(1) Average production increased to 2,588 bbl/d in May 2006.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following information should be read in conjunction with the remainder of this prospectus, including PCL's and the Company's consolidated financial statements and related notes, and the pro forma financial statements of the Company and the notes thereto, appearing elsewhere in this prospectus and the selected financial information of the Company appearing under the heading "Selected Financial Information and Operating Results of PCL". The following information also contains financial terms that are not considered measures under Canadian generally accepted accounting principles, such as funds flow from operations and operating netbacks. These measures are commonly utilized in the oil industry. The Company considers these measures to be informative to prospective purchasers of Offered Shares. The financial statements presented and discussed herein are those of PCL. Following completion of the Reorganization Transactions on June 9, 2006, but before completion of the Offerings, the Company legally and beneficially owned 100 percent of the outstanding common shares of PCL. PCL constitutes substantially all of the Company's business. See "General Development of the Business — Reorganization Transactions".

Certain information contained in management's discussion and analysis of the Company and PCL's financial condition and results of the Company and PCL's operations constitute forward looking statements. These statements relate to future events or to Company and PCL's future financial performance and involve known and unknown risks, uncertainties and other factors that may cause the Company's or PCL's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. See "Special Note Regarding Forward-Looking Statements" and "Risk Factors".

Results of Operations

Three month period ended March 31, 2006 compared to three month period ended March 31, 2005

	Three months ended March 31,		
	2006	2005	% Change
Financial ($000s)			
Crude oil revenue	7,204	4,740	52
Funds flow from operations[1]	3,883	2,190	77
Net income	1,625	524	210
Capital expenditures	21,871	4,901	346
Total assets	126,100		
Cash and working capital (deficiency)	(10,443)		
Operating Netback ($/bbl)			
Crude oil revenue	59.03	49.13	20
Royalties	4.72	3.93	20
Production expenses	9.66	8.46	14
Operating netback	44.65	36.74	22
Average Daily Crude Oil Production (bbls)			
Orito	1,018	698	46
Neiva	338	374	(10)
Total	1,356	1,072	26

Note:

(1) Funds flow from operations before changes in other non-cash working capital.

Q1 2006 and Q1 2005 Highlights

- PCL recorded net income of $1.6 million in the first quarter of 2006, a 210 percent increase over $0.5 million in the first quarter of 2005.

- Funds flow from operations (before changes in other non-cash working capital) totaled $3.9 million in the first quarter of 2006, a 77 percent increase over $2.2 million in the first quarter of 2005.
- Average crude oil production increased 26 percent to 1,356 bbl/d in the first quarter of 2006, compared to 1,072 bbl/d in the first quarter of 2005. Production increased further to average 2,588 bbl/d in May 2006.
- Capital expenditures totaled $21.9 million in the first quarter of 2006.

Revenue

In the first quarter of 2006, crude oil revenue before royalties increased by 52 percent to $7.2 million from $4.7 million in the first quarter of 2005. Related production in the first quarter of 2006 increased by 26 percent from the first quarter of 2005 levels to 1,356 bbl/d, while the average sales price increased by 20 percent over the first quarter of 2005 to $59.03 per barrel.

Average Daily Crude Oil Production

Crude oil production increased by 26 percent to 1,356 bbl/d in the first quarter of 2006 from 1,072 bbl/d in the first quarter of 2005. Production increased as a result of well recompletions and fracture stimulations that were performed on several wells at Orito. Production increased further to average 2,588 bbl/d in May 2006 due to the completion of the Orito 117 and 118 wells.

Average Benchmark Prices

	Three months ended March 31,		
	2006	2005	% Change
WTI crude oil (US$/bbl)	63.48	49.84	27
WTI crude oil (Cdn$/bbl)	73.30	61.15	20
US$/Cdn$ exchange rate	0.87	0.82	6

Increases in U.S. dollar-denominated benchmark crude oil prices in the first three months of 2006 from the same period of 2005 were partially offset by the appreciation of the Canadian dollar.

Realized Prices

Oil sales prices in Colombia averaged US$51.12 per barrel in the first quarter of 2006, representing a US$12.35 per barrel (19% of WTI) discount to WTI compared to a discount of US$9.80 per barrel (20% of WTI) in the first quarter of 2005. The discount to WTI decreased as a result of an increased percentage of production coming from higher quality Orito oil.

Royalties

Royalties are fixed at a rate of eight percent until the Company's net production per field exceeds 5,000 bbl/d. Due to the fixed royalty rate, royalty expense increased in direct proportion with revenue to $0.6 million in the first quarter of 2006 from $0.4 million in the first quarter of the prior year.

Production Expenses

Production expenses increased by 44 percent to $1.2 million in the first quarter of 2006 from $0.8 million in the first quarter of 2005. On a unit-of-production basis, production expenses averaged $9.66 per barrel during the quarter, a 14 percent increase from the first quarter 2005 average of $8.46 per barrel. Ecopetrol, the state oil company and the Company's partner, is responsible for primary production operations at Orito and Neiva at a cost (subject to annual inflation and currency adjustments) of US$3.91 per barrel and US$2.13 per barrel, respectively. The Company anticipates production expenses in Colombia to decrease through 2006 to less than $8.00 per barrel with the addition of new production at Orito as remaining production expenses are primarily fixed.

General and Administrative Expenses

General and administrative expenses increased 13 percent in the first quarter to $1.0 million from $0.9 million in the first quarter of 2005, primarily caused by a general increase in local staffing costs and an increase in activity related to new exploration blocks.

Depletion, Depreciation and Accretion

Depletion, depreciation and accretion expense increased by 36 percent to $2.3 million in the first quarter of 2006 from $1.7 million in the first quarter of 2005. On a unit-of-production basis, the rate increased to $18.50 per barrel in the quarter from $17.25 per barrel in the same period a year earlier.

Taxes

The Company recorded a $0.5 million income tax expense in the first quarter of 2006 compared to $0.3 million in the first quarter of 2005, due to presumptive income taxes in Colombia that are based on equity capitalization levels. Presumptive income taxes paid in excess of ordinary income taxes owing can be recovered against income taxes payable in future periods and can be carried forward for five years. The reserve evaluation performed by D&M anticipates an ordinary cash income tax liability commencing in 2007. Petrominerales estimates the tax liability may be delayed until at least 2008 due to additional exploration expenditures which are deductible for tax purposes and are not reflected in the March D&M Report. As at March 31, 2006, the Company had $165.8 million of tax pools available.

Net Income

Net income of $1.6 million was recorded in the first quarter of 2006, a 210 percent increase from $0.5 million in the first quarter of 2005. Profitability increased in the current quarter due primarily to higher crude oil sales prices and production volumes offset somewhat by higher operating costs and depletion, depreciation and accretion expense.

Funds Flow From Operations

Funds flow from operations (before changes in other non-cash working capital) increased by 77 percent to $3.9 million in the first quarter of 2006 from $2.2 million in the first quarter of 2005. The increase in the current quarter is primarily a result of higher crude oil sales prices and production volumes offset somewhat by higher operating costs.

Capital Expenditures

Capital expenditures totaled $21.9 million in the first quarter of 2006 compared to $4.9 million in the first quarter a year earlier. The expenditures related to drilling, completions and workovers at Orito, drilling one well on the Joropo exploration block which was dry and abandoned, and acquiring and evaluating seismic data on the Company's exploration blocks.

Year ended December 31, 2005 compared to year ended December 31, 2004

	Year ended December 31,		
	2005	**2004**	**% Change**
Financial ($000s)			
Crude oil revenue	20,177	21,734	(7)
Funds flow from operations[1]	9,701	12,048	(19)
Net income	2,727	1,851	47
Capital expenditures	38,424	13,906	176
Total assets	102,970	70,683	46
Cash and working capital (deficiency)	(17,751)	(2,549)	596
Operating Netback ($/bbl)			
Crude oil revenue	53.62	43.70	23
Royalties	4.29	3.51	22
Production expenses	9.49	7.67	24
Operating netback	39.84	32.52	23
Average Daily Crude Oil Production (bbls)			
Orito	685	996	(31)
Neiva	346	363	(5)
Total	1,031	1,359	(24)

Note:

(1) Funds flow from operations before changes in other non-cash working capital.

2005 and 2004 Highlights

- In 2004, the government of Colombia, through the ANH, began offering all undeveloped and unlicensed exploration areas in the country under new fiscal terms. During 2005 and into 2006, the Company negotiated Exploration Contracts on five exploration blocks and five TEAs covering a total of 2,483,295 acres in the Llanos basin and 33,671 acres in the Putumayo basin. In total these blocks cover 2,516,966 acres (3,933 square miles).
- PCL recorded net income of $2.7 million in 2005, a 47 percent increase from $1.9 million in 2004.
- Funds flow from operations (before changes in other non-cash working capital) totaled $9.7 million in 2005.
- Crude oil production averaged 1,031 bbl/d in 2005.
- Capital expenditures totaled $38.4 million in 2005.

Revenue

In 2005, crude oil revenue before royalties decreased by seven percent to $20.2 million from $21.7 million in 2004. Related production in 2005 decreased by 24 percent from 2004 levels to 1,031 bbl/d, while the average sales price increased by 23 percent over the previous year to $53.62 per barrel.

Average Daily Crude Oil Production

Crude oil production decreased by 24 percent to 1,031 bbl/d in 2005 from 1,359 bbl/d in 2004. Production declined primarily due to natural declines and wells being off line in order to complete well interventions at Orito. In addition, production from wells drilled at Orito in 2005 was delayed into 2006. Production increased to 1,356 bbl/d in the first quarter of 2006 and to approximately 2,588 bbl/d in May 2006.

Average Benchmark Prices

	Year ended December 31,		
	2005	2004	% Change
WTI crude oil (US$/bbl)	56.70	41.40	37
WTI crude oil (Cdn$/bbl)	68.56	53.91	27
US$/Cdn$ exchange rate	0.83	0.77	8

Realized Prices

Oil sales prices in Colombia averaged US$44.27 per barrel in 2005, 32 percent higher than the 2004 average of US$33.58 per barrel. In 2005, the average discount to WTI was US$12.43 per barrel, or 22 percent of WTI, compared to the discount of US$7.82 per barrel, or 19 percent of WTI, in 2004. The average discount to WTI increased year-over-year due to the Orito marketing agreement that was amended in December 2004 to account for WTI prices above US$35.00 per barrel. Prior to this time, the differential was fixed at WTI prices above US$30.00.

Royalties

Royalties are fixed at a rate of eight percent until the Company's net production per field exceeds 5,000 bbl/d. Due to the fixed royalty rate, royalty expense decreased in direct proportion with revenue to $1.6 million in 2005 from $1.7 million in 2004.

Production Expenses

Production expenses decreased by six percent to $3.6 million in 2005 from $3.8 million in 2004. On a unit-of-production basis, production expenses averaged $9.49 per barrel during 2005, a 24 percent increase from the 2004 average of $7.67 per barrel. Ecopetrol, Petrominerales' partner, is responsible for primary production operations at Orito and Neiva at a contracted operating fee of US$3.91 per barrel and US$2.13 per barrel respectively. The increase in Colombia per unit operating costs is primarily a result of the fixed nature of internal costs combined with lower production volumes. The Company anticipates production expenses in Colombia to decrease in 2006 to less than $8.00 per barrel with the addition of new production at Orito.

General and Administrative Expenses

General and administrative expenses increased 34 percent in 2005 to $3.5 million from $2.6 million in 2004, primarily caused by a general increase in local staffing costs and an increase in activity related to new exploration blocks.

Depletion, Depreciation and Accretion

Depletion, depreciation and accretion expense decreased by 32 percent to $7.0 million in 2005 from $10.2 million in 2004. On a unit-of-production basis, the rate decreased to $18.53 per barrel from $20.50 per barrel in prior year due to reserve additions primarily at Orito.

Taxes

The Company recorded a $1.6 million income tax expense in 2005 compared to $1.0 million in 2004, due to presumptive income taxes in Colombia that are based on equity capitalization levels. Presumptive income taxes paid in excess of ordinary income taxes owing can be recovered against income taxes payable in future periods and can be carried forward for five years. The reserve evaluation performed by D&M anticipates an ordinary cash income tax liability commencing in 2007. Petrominerales estimates the tax liability may be delayed until at least 2008 due to additional exploration expenditures which are deductible for tax purposes and are not reflected in the December D&M Report. As at December 31, 2005, the Company had $145.3 million of tax pools available.

Net Income

Net income of $2.7 million was recorded in 2005, a 47 percent increase from $1.9 million in 2004. Profitability increased in 2005 due to several factors: higher crude oil sales prices which offset production declines, lower depletion expense due to lower production levels combined with an increase in reserves, and lower production expenses.

Funds Flow From Operations

Funds flow from operations (before changes in other non-cash working capital) decreased by 19 percent to $9.7 million in 2005 from $12.0 million in 2004. The decrease in 2005 is primarily a result of lower production volumes, higher general and administrative expenses and presumptive income taxes.

Capital Expenditures

Capital expenditures totaled $38.4 million in 2005 compared to $13.9 million in 2004. The expenditures related to drilling three wells at Orito and performing well interventions at Orito, along with the first phase of work commitments on the Company's new exploration blocks, which commenced in late 2005. Activity in 2006 will focus on bringing production on-line from three wells drilled at Orito in 2005, drilling up to five additional wells at Orito and up to 10 wells at Neiva, fracture stimulations at Orito and Neiva, and completing initial work commitments on the company's recently acquired exploration acreage.

Year ended December 31, 2004 compared to year ended December 31, 2003

	Year ended December 31,		
	2004	**2003**	**% Change**
Financial ($000s)			
Crude oil revenue	21,734	12,560	73
Funds flow from operations[1]	12,048	5,984	101
Net income (loss)	1,851	(16,593)	—
Capital expenditures	13,906	71,342	(81)
Total assets	70,683		
Cash and working capital (deficiency)	(2,549)		
Operating Netback ($/bbl)			
Crude oil revenue	43.70	32.22	36
Royalties	3.51	2.56	37
Production expenses	7.67	10.48	(27)
Operating netback	32.52	19.18	70
Average Daily Crude Oil Production (bbls)			
Orito	996	630	58
Neiva	363	438	(17)
Total	1,359	1,068	27

Note:

(1) Funds flow from operations before changes in other non-cash working capital.

2003 and 2004 Highlights

- The Company assumed US$46.0 million of work commitments on the Orito and Neiva fields and three exploration blocks in Colombia. The Company substantially completed its commitments on the Orito and Neiva fields in 2003 and negotiated its release from the US$8.5 million commitment on the three exploration blocks at a cost of US$0.8 million.

- Commenced crude oil sales in January 2003.
- Recorded net income of $1.9 million in 2004 after incurring a $16.6 million loss in 2003. The loss in 2003 included a one-time $15.0 million impairment charge related to the ceiling test calculation at year end.
- Funds flow from operations (before changes in other non-cash working capital) doubled to $12.0 million in 2004 from $6.0 million in 2003.
- Average crude oil production grew to 1,359 bbl/d in 2004 compared to 1,068 bbl/d in 2003.
- Capital expenditures decreased to $13.9 million in 2004 from $71.3 million in 2003 as a result of a decrease in activity while the Company incorporated geological information obtained from the initial phase of drilling at Orito into a revised reservoir model. This information was incorporated into the 2005 drilling plan targeting the southwest region of the Orito field.

Revenue

Crude oil revenue before royalties increased 73 percent to $21.7 million in 2004 from $12.6 million in 2003. Related production increased by 27 percent from 2003 levels to 1,359 bbl/d, while the average sales price increased by 36 percent to $43.70 per barrel in 2004 from $32.22 per barrel in 2003.

Average Daily Crude Oil Production

Crude oil production increased by 27 percent to 1,359 bbl/d in 2004 from 1,068 bbl/d in 2003. Production increased mainly as a result of 2003 activity at Orito where the Company drilled four wells and recompleted another seven wells.

Average Benchmark Prices

	Year ended December 31,		
	2004	**2003**	**% Change**
WTI crude oil (US$/bbl)	41.40	31.04	33
WTI crude oil (Cdn$/bbl)	53.91	43.47	24
US$/Cdn$ exchange rate	0.77	0.71	8

Realized Prices

Crude oil sales prices in Colombia averaged US$33.58 per barrel in 2004, 46 percent higher than the 2003 average of US$23.01 per barrel. In 2004, the average discount to WTI was US$7.82 per barrel, or 19 percent of WTI, compared to the discount of US$8.03 per barrel, or 26 percent of WTI, in 2003.

Royalties

Royalties are fixed at a rate of eight percent until the Company's net production per field exceeds 5,000 bbl/d. Due to the fixed royalty rate, royalty expense increased in direct proportion with revenue to $1.7 million in 2004 from $1.0 million in 2003.

Production Expenses

Production expenses decreased by seven percent to $3.8 million in 2004 from $4.1 million in 2003. On a unit-of-production basis, production expenses averaged $7.67 per barrel during 2004, a 27 percent decrease from the 2003 average of $10.48 per barrel.

General and Administrative Expenses

General and administrative expenses increased 37 percent in 2004 to $2.6 million from $1.9 million in 2003 due to an organizational restructuring.

Depletion, Depreciation and Accretion

Depletion, depreciation and accretion expense increased by 35 percent to $10.2 million in 2004 from $7.6 million in 2003. On a unit-of-production basis, the rate increased to $20.50 per barrel from $19.44 per barrel in the prior year. The results of the 2003 drilling program negatively impacted the 2004 rate.

Impairment Expense

A $15.0 million impairment expense, related to the ceiling test calculation at year end, was recorded in 2003 in accordance with the Canadian Institute of Chartered Accountants Full Cost Accounting guideline in existence at the time. Application of the new accounting guideline adopted in 2004 would not have resulted in an incremental write-down.

Taxes

The Company recorded a $1.0 million income tax expense in 2004 and $0.1 million in 2003, all due to presumptive income taxes in Colombia that are based on equity capitalization levels. Presumptive income taxes paid in excess of ordinary income tax owing can be recovered against income taxes payable in future periods and can be carried forward for five years.

Net Income (Loss)

Net income of $1.9 million was recorded in 2004, a significant improvement from the loss of $16.6 million in 2003. The Company recorded net income in 2004 due to increased production levels, higher revenues and lower production expenses, offset partially by higher depletion, general and administrative expenses, foreign exchange losses and income taxes. The loss recorded in 2003 was expected to decrease as a result of the $15.0 million impairment charge recorded in 2003.

Funds Flow From Operations

Funds flow from operations (before changes in other non-cash working capital) increased by 101 percent to $12.0 million in 2004 from $6.0 million in 2003. The increase in 2004 was due to higher average production and crude oil prices for the year and lower production expenses, offset by higher general and administrative expenses and presumptive income taxes.

Capital Expenditures

Capital expenditures totaled $13.9 million in 2004 compared to $71.3 million in 2003. The expenditures in 2004 related to drilling two wells at Neiva and performing completions, recompletions and well optimizations at Orito, as well as acquisition of well site equipment to facilitate the transfer of operatorship of wells drilled by Petrominerales to Ecopetrol. The Company's 2004 capital expenditures were lower than the preceding year as the Company was in the process of re-evaluating its activities, results and reinterpreting the geological, geophysical and reservoir engineering aspects of the two fields.

Summary of Quarterly Results

	2006	2005			
	Q1	Q4	Q3	Q2	Q1
Financial ($000s)					
Crude oil revenue	7,204	4,613	5,947	4,877	4,740
Funds flow from operations[1]	3,883	2,157	3,204	2,150	2,190
Net income	1,625	302	1,420	481	524
Capital expenditures	21,871	23,001	5,063	5,459	4,901
Benchmark Pricing (US$/bbl)					
WTI	63.48	60.05	63.19	53.17	49.84
Differential from WTI	(12.35)	(15.31)	(13.04)	(11.11)	(9.80)
Crude oil sales price	51.12	44.74	50.15	42.06	40.04
US$/Cdn$ exchange rate	0.87	0.85	0.83	0.80	0.82
Operating Netback ($/bbl)					
Crude oil sales price	59.03	52.50	60.24	52.34	49.13
Royalties	4.72	4.20	4.82	4.19	3.93
Production expenses	9.66	10.08	9.41	10.09	8.46
Operating netback	44.65	38.22	46.01	38.06	36.74
Average Daily Crude Oil Production (bbls)[2]	1,356	955	1,073	1,024	1,072

Notes:

* Table may not add due to rounding.

(1) Funds flow from operations before changes in other non-cash working capital.

(2) Average production increased to 2,588 bbl/d in May 2006.

	2004			
	Q4	Q3	Q2	Q1
Financial ($000s)				
Crude oil revenue	4,934	5,506	5,621	5,673
Funds flow from operations[1]	2,783	2,918	3,116	3,231
Net income (loss)	1,005	445	445	(44)
Capital expenditures	4,039	1,632	2,418	5,817
Benchmark Pricing (US$/bbl)				
WTI	48.28	43.88	38.32	35.15
Differential from WTI	(10.23)	(6.61)	(4.76)	(7.36)
Crude oil sales price	38.05	37.27	33.56	27.79
US$/Cdn$ exchange rate	0.82	0.77	0.74	0.76
Operating Netback ($/bbl)				
Crude oil sales price	46.45	48.69	45.62	36.63
Royalties	3.71	3.96	3.62	2.93
Production expenses	7.08	7.10	8.53	7.89
Operating netback	35.66	37.63	33.47	25.81
Average Daily Crude Oil Production (bbls)	1,155	1,229	1,354	1,702

Notes:

* Table may not add due to rounding.

(1) Funds flow from operations before changes in other non-cash working capital.

	2003			
	Q4	Q3	Q2	Q1
Financial ($000s)				
Crude oil revenue	4,000	3,365	2,782	2,413
Funds flow from operations[(1)]	1,186	1,559	1,583	1,656
Net income (loss)	(16,781)	(585)	(26)	799
Capital expenditures	14,995	14,808	15,961	25,578
Benchmark Pricing (US$/bbl)				
WTI	31.18	30.20	28.91	33.86
Differential from WTI	(7.12)	(7.47)	(7.64)	(8.32)
Crude oil sales price	24.06	22.73	21.27	25.54
US$/Cdn$ exchange rate	0.76	0.72	0.72	0.66
Operations ($/bbl)				
Crude oil sales price	31.66	31.37	29.74	38.58
Royalties	2.53	2.44	2.40	3.09
Production expenses	15.62	9.24	7.93	6.09
Operating netback	13.51	19.69	19.41	29.40
Average Daily Crude Oil Production (bbls)	1,374	1,166	1,028	695

Notes:

* Table may not add due to rounding.

(1) Funds flow from operations before changes in other non-cash working capital.

Significant factors impacting quarterly results:

- Commenced crude oil sales in January 2003.
- Recorded an impairment charge of $15.0 million in the fourth quarter of 2003 related to the ceiling test calculation at year end.
- Average WTI crude oil sales price exceeded US$40/bbl in the third quarter of 2004 and climbed over US$60/bbl in the third quarter of 2005, resulting in corresponding increases in revenues and cash flow.
- In the fourth quarter of 2005 the Company drilled the Orito 116, 117 and 118 wells and commenced initial work commitments on new exploration acreage incurring $23.0 million of capital expenditures.
- In the first quarter of 2006, the Company completed the Orito 117 and 118 wells, resulting in increased production levels of 1,336 bbl/d. Average production increased to 2,588 bbl/d in May 2006.

Liquidity and Capital Resources

At March 31, 2006 the Company had no debt and a working capital deficiency, including cash, of $10.4 million. All funding has been provided indirectly by Petrobank. During the first quarter of 2006, Petrobank contributed $25.3 million of equity into PCL. Under the existing operating line of credit described in Note 7 to PCL's Financial Statements for the year-ended December 31, 2005, the Company has four billion Colombian Pesos (approximately US$1.8 million) of available borrowing capacity. Petrobank has committed to continue to fund PCL's capital requirements following April 1, 2006 up to the Closing Date pursuant to a loan agreement entered into between Petrobank and PCL. Loans under the loan agreement are to bear interest at a rate of nine percent per annum. The Company anticipates the outstanding amount of the loan at the Closing Date will be approximately US$7 million, which amount, and any interest payable thereon, is expected to be repaid with a portion of the proceeds from the Treasury Offering.

The Company has five exploration contracts and five TEAs spanning over 2.5 million acres of land in Colombia with estimated work commitments of US$5.2 million remaining to be spent by the end of 2006. These commitments include drilling one exploration well on the Joropo block in the Llanos basin, reprocessing

2-D seismic and performing regional studies including the feasibility of the THAI™ heavy oil recovery process. The Company has made an exploration contract proposal over a portion of its Chicago TEA involving a commitment to drill two exploration wells and acquire 3-D seismic data during a 23-month period at an estimated cost of approximately US$10 million.

The Company has secured two drilling rigs in Colombia for minimum 16 and 18-month terms, respectively. Securing these rigs provides the Company with guaranteed access to the equipment required to implement the planned exploration program during the winter dry season (December to March) in the Llanos Basin. These rigs facilitated an acceleration of the Company's Orito development drilling program which commenced in June 2006. Total payments expected over the contracted terms are estimated at US$26.5 million, a portion of which will satisfy existing exploration contract commitments.

The following is a summary of the estimated costs required to fulfill the Company's remaining contractual commitments as at March 31, 2006, and includes contracts committed to subsequent to March 31, 2006:

Type of Obligation (US$000s)	Total	< 1 Year	1-3 Years	4-5 Years	> 5 Years
Exploration contracts[1]	4,000	4,000	—	—	—
TEAs	1,200	1,200	—	—	—
Drilling rigs[2]	26,500	14,000	12,500	—	—
Total	31,700	19,200	12,500	—	—

Notes:

(1) If the proposed Chicago exploration contract is awarded, the Company would commit to drilling two exploration wells and acquire 3-D seismic data during a 23-month period at an estimated total cost of US$10 million.

(2) A portion of the drilling rig obligations will satisfy exploration contract work commitments.

To address the shortage of rig availability in Colombia, the Company, in April 2006, contracted to secure a rig for a minimum 16-month term expected to commence in the third quarter of 2006. Depending upon the timing of the receipt of the contracted drilling rig, the Company could drill up to four wells at Orito in 2006 and, based upon additional rig availability, up to 10 wells at Neiva in 2006. In May 2006, the Company contracted a second drilling rig, for a minimum 18-month term, which commenced drilling at Orito in June 2006.

The proposed Treasury Offering is expected to generate net proceeds to Petrominerales of approximately $55.8 million.

Historically, the Selling Shareholder has funded the Company in the form of common shares and contributed surplus. Possible sources of funds available to Petrominerales following the Offerings include the following:

- Cash flow from operations is expected to increase significantly with recent increases in production.
- The Company has borrowing capacity of four billion Colombian Pesos, or approximately US$1.8 million under its operating line of credit. The Company can borrow at the fixed term deposit rate set by the Central Bank of Colombia plus six percent.
- Management has obtained a commitment from an international bank for a US$50 million revolving credit facility with an initial $25 million borrowing base. The facility bears interest at a rate equal to the London Interbank Offered Rate (LIBOR) plus three percent per annum and is subject to various standard closing conditions.
- Following the planned Offerings, the Company could raise funds through the issuance of additional Common Shares in either the European or Canadian markets.
- Petrominerales may sell producing or non-producing assets to raise funds in the short term. Incremental cash resources generated as a result would be reduced by any resulting decreases in future cash flows and any required debt payments.

- An alternative financing vehicle is pre-export financing or a pre-sale of a portion of future crude oil production in Colombia. Petrominerales' contracts with Ecopetrol on the Orito and Neiva fields specifically permit the export of crude oil and there is no requirement for such proceeds to be remitted to Colombia.
- The Company does not have significant ongoing working capital requirements, and typically settles its vendor liabilities following collection of crude oil revenues.

Petrominerales does not anticipate cash flows to exceed capital expenditures over the next 12 to 24 months. Currently, there are no legal restrictions on repatriating funds to the Bahamas or to shareholders once excess net cash flows are achieved. See "Risk Factors".

Management's plan for the remainder of 2006 is to execute on the Company's inventory of development and exploration opportunities. Given the level of activity planned in 2006, achieved success will likely give rise to significantly higher cash flows and a more substantial capital program in 2007.

Risks and Uncertainties

Petrominerales is exposed to a variety of risks, including but not limited to competitive, operational, political, environmental, and financial. See "Risk Factors".

Sensitivities

The Company's earnings and cash flow are sensitive to changes in the price of crude oil and exchange rates.

The following factors demonstrate the expected impact on cash flow:

		($ millions)
Change of:		
Crude oil	US$1.00/bbl WTI reference price (assuming 3,000 bbl/d)	$1.2
	100 bbl/d of production @ US$55/bbl WTI	$1.5
Currency	$0.01 in Cdn$/US$ exchange rate	$0.6

Transactions with Related Parties

Petrominerales maintains a technical services agreement (the "Technical Services Agreement") with its indirect parent company, Petrobank, for items such as geological, geophysical, and engineering services provided. All charges are based on cost plus a marginal administrative fee, no more than five percent. In 2005, these costs totaled $1.3 million (2004 — $0.9 million, 2003 — $1.7 million). Petrominerales has negotiated the Technology License Agreement and Option Agreement regarding evaluating the use of Archon's THAI™ heavy oil technology. The Technology License Agreement is subject to a licensing fee equal to 10 percent of gross production and, under the Option Agreement, ATI will have the right to acquire a working interest of 10 percent to 50 percent in any Petrominerales heavy oil project using the THAI™ technology. ATI may also elect to act as operator of such heavy oil project, which would then be governed by the Joint Operating Agreement and ATI would share the actual costs on a *pro rata* basis. In connection with Archon's acquisition of the THAI™ technology, John D. Wright, the Company's President and Chief Executive Officer retained a 7.5% net profits interest in any third party licensing royalties generated from the technology. Under certain circumstances, including but not limited to a change of control of Petrominerales, ATI may elect to terminate the Technology License Agreement. A voluntary disposition by Petrobank of all or part of its interest in Petrominerales shall not constitute a change of control.

Petrobank and the Company entered into a Management Services Agreement dated June 9, 2006, and effective May 1, 2006, providing for, among other things, the services of John D. Wright and Corey C. Ruttan as President and Chief Executive Officer and Vice President Finance and Chief Financial Officer, respectively of the Company. Under the Management Services Agreement, Petrobank will also provide corporate, administrative, financial, treasury, accounting, information technology and human resources support

to Petrominerales. The Management Services Agreement requires that the Company pay Petrobank a monthly fee of $75,000 for such services.

PCL entered into a loan agreement with Petrobank evidencing Petrobank's agreement to continue to fund PCL's capital requirements from April 1, 2006 up to the Closing Date. Any amounts outstanding under the loan agreement, and any interest payable thereon, as at the Closing Date are expected to be repaid by the Company using a portion of the proceeds from the Treasury Offering. The Company anticipates the outstanding amount of the loan at the Closing Date will be approximately US$7 million.

Critical Accounting Policies and Estimates

The Company's financial statements are prepared in accordance with Canadian GAAP, which require management to make judgments, estimates and assumptions which may have a significant impact on the financial statements. A summary of the Company's significant accounting policies can be found in Note 2 to the financial statements of PCL. The following is a discussion of those accounting policies and estimates that are considered critical in the determination of the Company's financial results.

Capital Assets — Full Cost Accounting

The Company follows the full cost method of accounting as described in Note 2 to the financial statements of PCL. Alternatively, the Company could follow the successful efforts method of accounting whereby all costs related to non-productive wells are expensed in the period in which they are incurred.

Under the full cost method of accounting, capitalized costs are subject to a country-by-country cost centre impairment test. Under the successful efforts method of accounting, the costs are aggregated on a property-by-property basis and the carrying value of each property is subject to an impairment test. These policies may result in a different carrying value for capital assets and a different net income. The Company has elected to follow the full cost method and it is the method most commonly followed.

Under full cost accounting, a limit is placed on the carrying value of the net capitalized costs in each cost centre in order to test impairment. Impairment exists when the carrying value of developed properties of a cost centre exceeds the estimated undiscounted future net cash flows associated with the cost centre's proved reserves. Costs relating to undeveloped properties are subject to individual impairment assessments until it can be determined whether or not proved reserves exist. If impairment is determined to exist, the costs carried on the balance sheet in excess of the discounted future net cash flows associated with the cost centre's proved plus probable reserves are charged to income.

Reserve Estimates

Reserve estimates can have a significant impact on net income and the carrying value of capital assets. The process of estimating reserves requires significant judgment based on available geological, geophysical, engineering, and economic data, projected rates of production, estimated commodity price forecasts and the timing of future expenditures, all of which are subject to interpretation and uncertainty. Reserve estimates impact net income through depletion expense and the application of impairment tests. Revisions or changes in reserve estimates can have either a positive or a negative impact on net income and can impact the carrying amount of capital assets.

Potential lenders may also use reserve estimates to assess the allowable borrowing base under a secured credit facility. Changes to the reserve estimates can result in borrowing base increases or decreases, which could impact the Company's financial position.

Asset Retirement Obligations

The Company recognizes the estimated fair value of future retirement obligations associated with capital assets as a liability. The Company estimates the liability based on the estimated costs to abandon and reclaim its net ownership in tangible long-lived assets such as wells and the estimated timing of the costs to be incurred in future periods. Actual payments to settle the obligations may differ from estimated amounts.

CAPITALIZATION

The following table sets forth the Company's capitalization as at April 20, 2006 and as at June 9, 2006, prior to and after giving effect to the Reorganization Transactions and the Offerings. The table must be read with the financial statements and accompanying notes, which appear in this prospectus.

Description of the Security	Securities Authorized	As at April 20, 2006	As at June 9, 2006 after giving effect to the Reorganization Transactions[1]	As at June 9, 2006 after giving effect to the Reorganization Transactions and the Treasury Offering[1][2]
Common Shares[3]	200,000,000 shares	$114 (100 shares)	$119,118,931 (79,000,000 shares)	$174,918,931 (95,000,000 shares)
Debt[4][5]		Nil	US$7,682,000	US$7,682,000

Notes:

(1) In addition, the Company anticipates that it will grant stock options under its stock option plan entitling the holders to acquire up to 3,002,000 Common Shares prior to the Closing Date. See "Options to Purchase Securities".

(2) The net proceeds to the Company from the Treasury Offering are estimated to be $55.8 million based on gross proceeds of $60 million less the Underwriter's Fee of $3.6 million and the Company's share of the estimated expenses of the Treasury Offering, estimated to be $600,000 (total expenses for the Offerings are estimated to be $750,000).

(3) Includes $119,100,931 of contributed surplus at June 9, 2006.

(4) Pursuant to a loan agreement entered into between Petrobank and the PCL, Petrobank agreed to continue to fund the PCL's capital requirements from April 1, 2006 to the Closing Date. Any amounts outstanding under the loan agreement, and any interest payable thereon, as at the Closing Date are expected to be repaid by the Company using a portion of the proceeds from the Treasury Offering. The Company anticipates that prior to the Closing Date the outstanding amount of the loan will be reduced to approximately US$7 million.

(5) On April 21, 2006, PCL entered into a commitment letter dated April 17, 2006 (the "Commitment Letter") with an international bank (the "Bank") for a secured revolving credit facility of up to US$50 million. The facility has an initial borrowing base of US$25 million which amount will be reviewed every six months. The credit facility is subject to interest at LIBOR plus three percent per annum and to a commitment fee of one percent per annum on the difference between the average daily amount drawn and the accepted balance of the borrowing base. Upon an event of default, as defined in the Commitment Letter, the Bank is permitted to increase the interest rate by two percentage points and if such event of default continues, the Bank may terminate any outstanding commitments and require PCL to immediately repay the facility. The Company has agreed to certain covenants in connection with the facility including: limitations on additional indebtedness, subject to a carve out for short-term local operating accounts; no material adverse changes in the Company; no change of control or sale of property compromising the lender's security; maintenance of acceptable insurance over its producing assets and certain levels of financial performance; providing semi-annual reserve reports on its proved oil assets and certain other covenants typical for such financing arrangements. The Company has also agreed to indemnify the lender and its directors, officers, employees and agents for claims against the lender in connection with this facility. The Company expects to complete the required documentation and close the facility in June 2006.

USE OF PROCEEDS

The Company expects to receive approximately $55.8 million of net proceeds from the Treasury Offering after deducting the Underwriter's Fee in respect of the Treasury Offering and the Company's share of the estimated expenses of the Offerings of $600,000 (total expenses for the Offerings are estimated to be $750,000). The Company's intention is to use these proceeds over the next 12 months for development drilling and recompletions at Orito; repayment of debt owing to Petrobank; work commitments on the Company's exploration blocks; general and administrative expenses, including working capital; and possible acquisitions of additional exploration and development properties, as more particularly described in the following table:

	US$millions
Orito — 5 wells (US$5.5 million per well)	27.5
Orito recompletions	4.0
Exploration blocks (2 wells)	10.0
Repayment of Petrobank loan[1]	7.0
Other	2.3
	US$50.8
	Cdn$55.8

Note:

(1) Pursuant to a loan agreement entered into between Petrobank and PCL, Petrobank agreed to continue to fund PCL's capital requirements from April 1, 2006 to the Closing Date. Any amounts outstanding under the loan agreement, and any interest payable thereon, as at the Closing Date are expected to be repaid by the Company using a portion of the proceeds from the Treasury Offering. The Company anticipates the outstanding amount of the loan at the Closing Date will be approximately US$7 million.

Actual expenditures by the Company in 2006 and 2007 are expected to exceed the net proceeds from the Treasury Offering. Such expenditures, including those relating to additional development wells at Orito and Neiva, will be funded through cash flow from operations and drawdowns on the Company's secured credit facility.

Due to the nature of the oil and gas industry, budgets are regularly reviewed with respect to the success of the expenditures and other opportunities which become available to the Company. The amounts and timing of the expenditures will vary depending upon a number of factors, including drilling success, availability of drilling equipment, assessment of newly acquired seismic data over the Company's exploration blocks, and unexpected expenses. Accordingly, while it is currently intended by management of the Company that the net proceeds of the Treasury Offering will be expended as set forth above, actual expenditures may in fact differ from these amounts and allocations. See "Risk Factors". Pending utilization of the net proceeds of the Treasury Offering, the Company will invest the funds in government-backed securities and short term interest bearing instruments.

Based on the Company's current operations and financial plans, the Company anticipates that using its cash on hand together with the net proceeds of the Treasury Offering, cash flow from operations and, subject to finalization, the Company's anticipated credit facility should put the Company in a position to sustain operations through December 31, 2007.

The estimated net proceeds to Petrobank from the Secondary Offering, after deducting the Underwriter's Fee in respect of the Secondary Offering and the Selling Shareholder's share of the estimated expenses of the Secondary Offering, will be $13,950,000, assuming all of the Offered Shares under the Secondary Offering are subscribed for. The Company will not receive any proceeds from the sale of Offered Shares under the Secondary Offering.

DESCRIPTION OF SHARE CAPITAL

Upon completion of the Reorganization Transactions, the authorized capital of the Company consists of 200,000,000 Common Shares having a par value of US$1.00 per share. Holders of Common Shares are entitled to one vote for each Common Share held on all votes taken at meetings of holders of Common Shares. The holders of Common Shares are entitled to receive such dividends as the Company's directors may from time to time declare. In the event of the winding-up or dissolution of the Company, whether voluntary or involuntary or for the purpose of a reorganization or otherwise or upon any distribution of capital, the holders of Common Shares are entitled to the surplus assets of the Company and generally will be entitled to enjoy all of the rights attaching to shares of the Company.

PERSONNEL

As at the date hereof, Petrominerales and PCL have, collectively, 58 employees in Colombia and four in Canada. As at December 31, 2005, 2004 and 2003, respectively, the Company had 52, 34 and 36 employees. See "Executive Officers, Key Employees and Directors — Employment and Management Agreements" for a description of the Management Services Agreement insofar as it relates to the President and Chief Executive and the Vice President Finance and Chief Financial Officer.



Chairman of the Board
Board of Directors
John Wright
President & CEO
Corey Ruttan
Vice President Finance & CFO
Steven Benedetti
Senior Vice President & Country Manager
Tannya Morales
Corporate Controller
HSE/Security/Legal
4 - Professionals/Technical
11 - Other
Mark Holliday
Vice President Operations
A. Paul Kroshko
Vice President Exploration
4 - Professional/Technical
10 - Other
9 - Professionals/Technical
10 - Other
4 - Professionals/Technical
0 - Other

From time to time, the Company utilizes consultants to act in various capacities over the short or longer terms. At present, the Company has five exploration consultants.

See "Compensation of Directors and Officers — Employment and Management Agreements".

EXECUTIVE OFFICERS, KEY EMPLOYEES AND DIRECTORS

Executive Officers and Key Employees

The following table provides the names and municipalities of residence of the Company's executive officers and key employees as well as their positions with the Company and principal occupations for the previous five years. All officers and employees are required to sign confidentiality agreements with the Company. See "Compensation of Directors and Officers — Employment and Management Agreements".

Name and Municipality of Residence	Position Held	Principal Occupation in the Past Five Years
JOHN D. WRIGHT . . . . Calgary, Alberta, Canada	President, Chief Executive Officer and Director	President, Chief Executive Officer and Director of the Company since May 2006; President and Director of PCL and predecessor companies since May 22, 2002; President, Chief Executive Officer and Director of Petrobank since March 2000.
COREY C. RUTTAN . . . . Calgary, Alberta, Canada	Vice President, Finance and Chief Financial Officer	Vice President, Finance and Chief Financial Officer of the Company since May 2006; Vice President Finance of Petrobank since May 2006; Director of Corporate Finance and Investor Relations of Petrobank from July 2003 to May 2006; Director of Corporate Finance of Petrobank from October 2001 to July 2003; Manager of Corporate Finance of Petrobank from March 2000 to October 2001.
STEVEN J. BENEDETTI . . . . . . Bogotá, Colombia	Senior Vice President and Colombian Country Manager	Senior Vice President and Colombian Country Manager of the Company since May 2006; Vice President and Director of PCL predecessor and companies since November 22, 2004; Vice President for Latin America of Petrobank since January 1, 2004; prior thereto President of Southern Cone Energy Consultants in Houston and Santiago, Chile from June 2002 to December 2003; prior thereto Vice President of Latin America for Samson Investment Company from April 2000 to June 2002; prior thereto geologist, geological manager and country manager for Unocal (Union Oil Co. of California) in several locations in the United States, The Netherlands, Venezuela and Argentina.

Name and Municipality of Residence	Position Held	Principal Occupation in the Past Five Years
MARK R. HOLLIDAY . . . . Bogotá, Colombia	Vice President, Operations	Vice President, Operations of the Company since May 2006; Operations Manager of PCL since September 2003; Consulting Engineer for Seacrest Engineering Inc. from January 2002 to September 2003; Drilling Planning and Design Manager for Pluspetrol E&P from August 2000 to January 2002; Drilling Manager for Alberta Energy Company, Ecuador / Argentina from June 1998 to August 2000.
A. PAUL KROSHKO . . . . Calgary, Alberta, Canada	Vice President, Exploration	Vice President Exploration of the Company since May 2006; Latin American Exploration Manager of Petrobank since March 2005; President of TechEx Corp. from June 2004 to March 2005; Senior Staff Geophysicist of Nexen Colombia from December 2001 to June 2004; President TechEx Corp. from January 1995 to December 2001.
ALASTAIR MACDONALD . . . . Pembroke, Bermuda	Corporate Secretary and Director	Corporate Secretary and Director of the Company since April 2006; Corporate Secretary of PCL and predecessor companies since September 1996; Chief Executive Officer of Triathlon Ltd., a financial advisory company from November 1996 to present.
TANNYA E. MORALES . . . . . . Bogotá, Colombia	Corporate Controller	Corporate Controller of the Company since May 2006; Colombian Finance Director of Petrobank since March 2004; various positions with EnCana Corporation including Finance Manager Ecuador, International Accounting Manager, and Corporate Financial Advisor from July 1998 to December 2003.

Biographies

John D. Wright is the Company's President and Chief Executive Officer. Mr. Wright has been President, Chief Executive Officer and a Director of Petrobank since March 2000 and of the Company since May 2006. Previously, Mr. Wright was the General Manager of Alberta Energy Company's Ecuadorian operations from May to December 1999; President and Chief Executive Officer of Pacalta Resources Ltd. from May 1996 to June 1999; Executive Vice President and Chief Operating Officer of Morgan Hydrocarbons Inc. from December 1993 to April 1996; and Vice President Production of Morgan Hydrocarbons Inc. from 1989 to 1993. Mr. Wright graduated from the University of Alberta in 1981 with a Bachelor of Science degree in Petroleum Engineering and obtained his Certified Financial Analyst designation in 1986.

Steven J. Benedetti is the Company's Senior Vice President and Colombian Country Manager. Mr. Benedetti was appointed Senior Vice President and Colombian Country Manager in May 2006 and has been Vice President Latin America and Colombian Country Manager of Petrobank since January 1, 2004. Mr. Benedetti previously served as President of Southern Cone Energy Consultants in Houston, Texas and Santiago, Chile from June 2002 to December 2003; and Vice President of Latin America for Samson Investment Company from April 2000 to June 2002. Prior to that Mr. Benedetti worked 24 years with Unocal (Union Oil Co. of California)

as geologist, exploration manager and country manager in several locations in the United States, The Netherlands, Venezuela and Argentina. Mr. Benedetti received a Bachelor of Science degree in Geology from Idaho State University in 1974 and a Master of Science degree in Geology from Texas Christian University in 1976.

Corey C. Ruttan is the Company's Vice President, Finance and Chief Financial Officer. Mr. Ruttan was appointed Vice President Finance and Chief Financial Officer of the Company in May 2006 and has held various positions with Petrobank since March 2000 including Vice President Finance, Director of Corporate Finance and Investor Relations, Director of Corporate Finance and Manager of Corporate Finance. Mr. Ruttan previously served as Vice President of Caribou Capital Corp. from June 1999 to March 2000; Manager Financial Reporting of Pacalta Resources Ltd. from May 1997 to June 1999; and articled with KPMG from September 1994 to May 1997. Mr. Ruttan obtained his Bachelor of Commerce degree majoring in Accounting from the University of Calgary in 1994 and obtained his Chartered Accountant designation in 1997.

Mark R. Holliday is the Company's Vice President, Operations. Mr. Holliday was appointed VP operations in May 2006 and has been Latin America Operations Manager for Petrobank since September 2003. Prior thereto, Mr. Holliday served as Consulting Engineer for Seacrest Engineering Inc. from 2002 to 2003, as Drilling Planning and Design Manager for Pluspetrol E&P from 2000 to 2002, as Drilling Manager for Alberta Energy Company, Ecuador / Argentina from 1998 to 2000, as Senior Drilling Engineer with Amoco Venezuela from 1996 to 1998, as Drilling Engineer/Well Site Supervisor for Amoco Orient Company from 1993 to 1996, and as a Drilling Engineer for Amoco Production Company from 1992 to 1996. Mr. Holliday obtained a Bachelor of Science degree in Petroleum Engineering from Louisiana State University in 1992 and an Associate degree in Science in Petroleum Technology from McNeese State University in 1986. Mr. Holliday is a member of the Society of Petroleum Engineers and of the Louisiana State Board of Registration for Professional Engineers and Land Surveyors.

A. Paul Kroshko is the Company's Vice President, Exploration. Mr. Kroshko was appointed VP Exploration in May 2006 and has been Latin America Exploration Manager for Petrobank since March 2005. From December 2001 to June 2004, Mr. Kroshko held a technical position with Nexen Colombia, initially as a consultant and then as Senior Staff Geophysicist. Prior thereto, Mr. Kroshko served as President of TechEx Corp., an independent Oil and Gas Exploration / Consulting company, from April 1993. During this time, Mr. Kroshko also served on the board of directors of Petromin Resources Ltd. from May 1995 to March 2001 and on the board of directors of Mobius Resource Corporation from February 1996 to January 1997. From September 1987 to March 1993 Mr. Kroshko held two positions as foreign advisor on Canadian aid programs to the national oil companies of Morocco (September 1987 to October 1990) and Colombia (May 1992 to February 1993). Mr. Kroshko has held a number of other positions internationally and in North America, including Chief Geophysicist for Sceptre Resources Indonesia. Mr. Kroshko obtained a Bachelor of Science degree in Geophysics from the University of Western Ontario in 1974 and is a member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta.

Alastair MacDonald is the Company's Corporate Secretary. Mr. MacDonald has been a director and the Corporate Secretary of the Company since April 2006. Mr. MacDonald has been a director of PCL and predecessor companies since its incorporation in September 1996. A former banker with the Bank of Bermuda Ltd., Mr. MacDonald has been Chief Executive Officer of a financial advisory company in Bermuda since 1996. In this capacity he has been a director and officer of numerous companies in the oil and gas exploration fields as well as in the high tech and computer fields. Prior to this, Mr. MacDonald was a banker at the Bank of Bermuda Ltd., where he served as Manager of the Private Banking Department from October 1991 to October 1996. Mr. MacDonald has a Bachelors degree from McGill University and a Masters degree from the University of British Columbia.

Tannya E. Morales is the Company's Corporate Controller. Ms. Morales was appointed Corporate Controller in May 2006 and has been Colombian Finance Director of Petrobank since March 2004. She held positions with EnCana Corporation and its predecessors Alberta Energy Company and Pacalta Energy Ltd. including Finance Manager (Ecuador), and International Accounting Manager and Corporate Financial Advisor (Canada) from July 1998 to December 2003. She was Finance and Administrative Director of Rhone Poulenc Rorer in Ecuador from July 1997 to July 1998 and served as Assistant Controller at Occidental Petroleum from

January 1988 to July 1997. She was a public accountant with Arthur Andersen & Co. between 1986 and 1988. Ms. Morales obtained her C.P.A. designation in 1989 and a Masters degree in Business Administration from the University San Francisco in 1996.

Directors

The following table provides the names and municipalities of residence of the Company's directors as well as their offices held with the Company, the date they were first appointed to the Company's board of directors and their principal occupation for the previous five years.

Name and Municipality of Residence	Current Positions and Offices Held	Principal Occupation in the Past Five Years	Director Since
JOHN D. WRIGHT[3] . . . . Calgary, Alberta, Canada (Age: 45)	President, Chief Executive Officer and Director	President, Chief Executive Officer and Director of Petrobank since March 2000.	May 2006
JERALD L. OAKS[2] . . . . Greenwood Village, Colorado, USA (Age: 70)	Chairman	Director of Petrobank since September 1993; Professional Engineer, President of Oaks Resources Management Inc. since June 1986.	May 2006
KENNETH R. MCKINNON[1][2] . . . . . Calgary, Alberta, Canada (Age: 47)	Director	Director of Petrobank since March 2000, Corporate Secretary of Petrobank from January 1998 to December 2004; Vice-President Legal Affairs and General Counsel of Critical Mass Inc. since September 2000.	May 2006
ENRIQUE UMAÑA-VALENZUELA[1] . . Bogotá, Colombia (Age: 66)	Director	Trade and investment consultant since May 2005; Foreign investment activities consultant since January 2006; part-time legal representative of Coinvertir — Corporacion Invertir En Colombia from May 2005 to December 2005 and President from July 1997 to April 2005.	May 2006
ERNESTO SARPI[3] . . . . Naples, Italy (Age: 56)	Director	Self-employed Consultant from June 2004 to May 2006; Manager of New Ventures of ENI SpA. Agip Div. from November 1999 to May 2004.	May 2006

Name and Municipality of Residence	Current Positions and Offices Held	Principal Occupation in the Past Five Years	Director Since
GEIR YTRELAND[2][3] . . . . Droebak, Norway (Age: 55)	Director	Self-employed Consultant since April 2000; General Manager Norsk Hydro from March 1993 to March 2000; Project Manager for development of the East Timor petroleum industry since January 2004 (completion expected in May 2006).	May 2006
ALASTAIR MACDONALD[1] . . . . Pembroke, Bermuda (Age: 56)	Director	Corporate Secretary and Director of the Company since April 2006; Director of PCL and predecessor companies since September 1996; Chief Executive Officer of Triathlon Ltd., a financial advisory company since November 1996.	April 2006

Notes:

(1) Member of Audit Committee.

(2) Member of the Compensation Committee.

(3) Member of the Reserves Committee.

All of the Company's directors' terms of office will expire at the earliest of their resignation, the close of the next annual shareholder meeting called for the election of directors, or on such other date as they may be removed according to the corporate statute governing the Company. Each director will devote the amount of time as is required to fulfill their obligations to the Company.

Biographies

For a biography of each of Mr. Wright and Mr. MacDonald see "Executive Officers, Key Employees and Directors — Executive Officers and Key Employees".

Kenneth R. McKinnon. Mr. McKinnon was Vice President, Finance and Chief Financial Officer of Petrobank from January 1998 to March 2000 and Corporate Secretary from January 1998 to December 2004. Mr. McKinnon has been Vice President Legal Affairs and General Counsel of Critical Mass Inc. since September 2000 and is also a director and member of the Audit Committee of both Petrobank and Savaria Corporation. Over this time he gained experience in analyzing financial statements and he has an understanding of internal controls and procedures for financial reporting and has experience supervising persons engaged in the preparation, analysis and evaluation of financial statements. He has gained an understanding of Audit Committee functions through his involvement with Petrobank and other public corporations. Mr. McKinnon obtained his Bachelor of Commerce degree from the University of Calgary in 1980 and obtained his Bachelor of Laws degree from Queens University in 1983.

Jerald L. Oaks. Mr. Oaks was one of the original founders of Petrobank and has been a Director of Petrobank since September 1993. He is currently President and founder of Oaks Resources Management Inc., which provides oil and gas property management and technical services for institutional and private oil and gas interest owners. Mr. Oaks received a Bachelor of Science degree in Petroleum Engineering from the University of Texas at Austin in 1958. Mr. Oaks has 48 years of oil and gas experience including various engineering roles at Phillips Petroleum Company working in Texas, Venezuela, Algeria, Libya and Colombia. In 1973, Mr. Oaks was a founder of Taiga Energy, Inc. which specialized in tight gas development, primarily in the Uintah and Piceance Basins of Colorado and Utah. In 1980, Mr. Oaks was a founder and President of Petrobank Operating Company, a gas producing and development company specializing in new technology development for gas production, which drilled and operated 200 gas wells with extensive lease holdings in Pennsylvania. Mr. Oaks is a registered

Professional Engineer (Texas) and a member of the Society of Petroleum Engineers and American Institute of Mining and Metallurgical Engineers.

Enrique Umaña-Valenzuela. Mr. Umaña has been in private practice as a trade and investment consultant since May 2005. Mr. Umaña-Valenzuela acted as President of the investment promotion agency of Colombia, Coinvertir, from 1997 to April 2005 and as a part-time legal representative from May 2005 to December 2005. Prior thereto, Mr. Umaña-Valenzuela was in private practice as a trade and investment consultant from 1995 to 1997. Mr. Umaña-Valenzuela acted as International Adviser to the Minister of Defense in Colombia and later as Vice Minister of Defense in 1995. Prior thereto, Mr. Umaña-Valenzuela acted as Deputy Chief of Mission of the Colombian Embassy and later as Chargé d'Affaires in Washington, D.C. in late 1994; as Minister Counselor of the Colombian Embassy of Colombia from 1991 to 1994; as Director of the Colombian Government Trade Bureau from 1983 to 1991; and as Financial Vice President of the Bogotá Telephone Company from 1982 to 1983. Mr. Umaña-Valenzuela is a Director of Sociedades Bolivar S. A. and of Compañia Promotora de Olefinas y Aromáticos del Caribe Ltda., a member of the Fiduciary Committee of the Colombian Hydrocarbons Investment Fund and an adviser to Proexport, the Colombian governmental agency responsible for promoting Colombian exports. Mr. Umaña-Valenzuela is also a member of the board of the Colombian American Chamber of Commerce and a member of the International Advisory Council of the Council of the Americas and of Columbia University in New York City. Mr. Umaña-Valenzuela obtained a Bachelor of Arts degree in Economics and International Relations from Columbia University in 1962.

Ernesto Sarpi. Mr. Sarpi is currently a self-employed consultant. From 1999 to 2004, Mr. Sarpi was Business Manager Americas & Far East, Agip Division, of ENI Group. Prior thereto, Mr. Sarpi was Portfolio and Joint Venture Manager, Agip UK Ltd. from 1995 to 1999; General Manager, Agip Africa Algerian Branch from 1993 to 1994; Manager Negotiations International Exploration, Agip SpA from 1991 to 1993 and General Manager, Agip Energy and Natural Resources (Nigeria) from 1988 to 1991. Mr. Sarpi obtained a Doctor in Geological Sciences degree from the University of Naples in 1961 and a Ph.D. in Geology from Columbia University in 1967.

Geir Ytreland. Mr. Ytreland is a geologist, with more than 26 years experience in the international petroleum industry. Since January 2004 he has been project manager for the undertaking: "Assistance in developing the management of the petroleum sector in East Timor", a project financed by the government of Norway and intended to develop the East Timor government's management and administration of the petroleum sector in that nation. Mr. Ytreland will complete this assignment in May 2006 and will continue working as an independent energy and geology consultant in Oslo, Norway. Mr. Ytreland has also worked as a geoscientist and explorationist for Unocal (13 years) and Norsk Hydro (7 years) in Southeast Asia, Africa, Europe, United States, the Middle East and Latin America. He was General Manager for Norsk Hydro in Venezuela from 1995 to 2000. Since 2000 he has been an independent consultant and prior to taking up the position in East Timor he was a consultant for Saudi Aramco in Dhahran, Saudi Arabia. Mr. Ytreland holds a Master of Science degree in geology from the University of Bergen in Norway.

Committees of the Board of Directors

The Company has an Audit Committee, a Compensation Committee and a Reserves Committee.

Audit Committee

The Audit Committee is comprised of Messrs. Kenneth R. McKinnon (Chairman), Alastair MacDonald and Enrique Umaña-Valenzuela. Messrs. McKinnon and Umaña-Valenzuela are independent within the meaning of Multilateral Instrument 52-110 — *Audit Committees* ("MI 52-110"), however, Mr. MacDonald is not independent within the meaning of MI 52-110 since he has been employed by and received compensation from PCL. All members of the Audit Committee are financially literate (as defined in MI 52-110). The Audit Committee has a defined mandate and is responsible for reviewing and overseeing the external audit function, recommending the external auditor and the terms of such appointment or discharge, reviewing external auditor reports and significant findings and reviewing and recommending for approval to the Board of Directors all public financial disclosure information such as financial statements, management's discussion and analysis, annual information forms and prospectuses. The Audit Committee also pre-approves all non-audit services to be

conducted by the external auditors and ensures that management has effective internal control systems, investigates any recommendations for improvement of internal controls and meets at least annually with the Company's external auditors without management present and at least quarterly with management present. The Company does not have internal auditors and given the size of the Company, the Company considers this to be practical and appropriate. The Audit Committee convenes no less than four times each year and as circumstances otherwise warrant.

Compensation Committee

The Compensation Committee is comprised of Messrs. Kenneth R. McKinnon (Chairman), Jerald L. Oaks and Geir Ytreland. The Company's compensation committee reviews and makes recommendations to the Company's Board of Directors concerning the compensation of the Company's executive officers and key employees which includes the review of the Company's executive compensation and other human resource philosophies and policies, the review and administration of the Company's bonuses, stock options and share purchase plan, the review of and recommendations regarding the performance of the Chief Executive Officer of the Company and preparing and submitting a report for inclusion in annual continuous disclosure documents as required. The Company's compensation committee is comprised of non-management members of the Company's board of directors and is required to convene at least annually.

Reserves Committee

The Reserves Committee is comprised of Messrs. Geir Ytreland (Chairman), Ernesto Sarpi and John D. Wright. The Reserves Committee has the responsibility of meeting with the independent engineering firm commissioned to conduct the reserves evaluation on the Company's oil assets and to discuss the results of such evaluation with such independent evaluators and management. Specifically, the Reserves Committee's responsibilities include, but are not limited to, reviewing management's recommendations for the appointment or proposed changes of independent evaluators, reviewing the Company's procedures for providing information to the independent evaluators, meeting with management and the independent evaluator to review the reserves data and report, including any restrictions imposed by management or significant issues on which there was a disagreement with management and reviewing reserve additions and revisions which occur from one report to the next, recommending to the Board of Directors whether to approve the content of the independent evaluators' report, reviewing the Company's procedures for reporting on other information associated with oil producing activities and generally reviewing all public disclosure of estimates of the Company's reserves. The Reserves Committee meets at least once annually or otherwise as circumstances warrant.

Share Ownership by Directors and Officers

The Company's officers and directors beneficially own, as a group, or exercise control or direction over, directly or indirectly, no Common Shares prior to giving effect to the Offerings. The Company's officers and directors collectively, directly or indirectly, beneficially hold 4,351,559 shares of Petrobank, representing approximately 6.5 percent (basic) of Petrobank's outstanding common shares.

Corporate Cease Trade Orders or Bankruptcies

Except as disclosed herein, none of the Company's directors, officers or other members of the Company's management have, within ten years prior to the date of this prospectus, been directors, officers or promoters of any other companies that, while such person was acting in that capacity:

(a) were the subject of a cease trade order or similar order or an order that denied their access to any statutory exemptions for a period of more than 30 consecutive days; or

(b) were declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or were subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold their assets.

Penalties or Sanctions

Except as disclosed herein, none of the Company's directors, officers or principal shareholders have, within ten years prior to the date of this prospectus, been subject to any penalties or sanctions imposed by a court or securities regulatory authority relating to trading in securities, promotion, formation or management of a publicly traded company, or involving theft or fraud.

Corey C. Ruttan entered into a settlement agreement with the Alberta Securities Commission on May 3, 2002 in respect of an insider trading violation relating to a May 17, 2000 trade. Mr. Ruttan cooperated completely in resolving the matter with the regulators. The settlement resulted in Mr. Ruttan paying an administrative penalty of $10,000, representing a return of profits, and the costs of the proceeding in the amount of $3,925. For a period of one year, Mr. Ruttan agreed to cease trading in securities and to not act as a director or officer of a public company. These restrictions expired on May 3, 2003. Mr. Ruttan is a Chartered Accountant in good standing.

Personal Bankruptcies

None of the Company's directors, officers or principal shareholders, or a personal holding company of any such persons, have, within ten years prior to the date of this prospectus, become bankrupt, made a proposal under any bankruptcy or insolvency legislation, been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold their assets.

Conflicts of Interest

Certain officers and directors of Petrominerales are also officers and/or directors of other companies engaged in the oil and gas business generally, including Petrobank. As a result, situations arise where the interest of such directors and officers conflict with their interests as directors and officers of other companies. The resolution of such conflicts is governed by applicable corporate laws of The Bahamas, which require that directors act honestly, in good faith and with a view to the best interests of Petrominerales. Conflicts, if any, will be handled in a manner consistent with the procedures and remedies set forth in the *International Business Companies Act*, 2000 (Bahamas). The *International Business Companies Act*, 2000 (Bahamas) provides that in the event that a director has an interest in a proposed transaction or agreement, the director shall disclose in good faith the material facts of his or her interest in such proposed transaction and his or her interest in or relationship to any other party to the transaction or agreement. Where required under the *International Business Companies Act, 2000* (Bahamas), the interested director shall refrain from voting on any matter in respect of such proposed transaction or agreement.

COMPENSATION OF DIRECTORS AND OFFICERS

Summary of Executive Compensation

Petrobank and the Company entered into a Management Services Agreement dated June 9, 2006 and effective May 1, 2006 providing for, among other services, the services of John D. Wright and Corey C. Ruttan as President and Chief Executive Officer and Chief Financial Officer, respectively of the Company. Messrs. Wright and Ruttan are each also officers of Petrobank. The Management Services Agreement requires that the Company pay Petrobank a monthly fee of $75,000 for these and other services, including corporate, administrative, financial, treasury, accounting, information technology and human resources support. No further cash compensation is provided to Messrs. Wright and Ruttan by the Company. The Company pays a monthly fee of $12,000 to Triathlon Ltd. for corporate services performed by Mr. MacDonald, an employee of Triathlon Ltd. The remaining officers of the Company, namely Messrs. Benedetti, Holliday and Kroshko and Ms. Morales, are compensated directly by the Company or through the Technical Services Agreement, for acting as officers of the Company.

The following table sets forth all annual and long-term compensation paid in respect of Messrs. Benedetti and Holliday, each of whom, as at the three most recently completed financial years ended December 31, 2005, 2004 and 2003, meet the requirements to be classified as "Named Executive Officers" of the Company as such

term is defined in Form 51-102F6 — *Statement of Executive Compensation* to National Instrument 51-102 — *Continuous Disclosure Obligations*.

Name and Principal Positions	Year	Annual Compensation			Long-Term Compensation	
		Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options/DCS[1][2] Granted (#)	All Other Compensation[3] ($)
Steven J. Benedetti, Senior Vice President and Colombian Country Manager[4][5][6]	2005	138,122	36,348	120,237[5]	Nil	11,418
	2004	148,320	20,817	82,322	Nil	9,713
	2003	Nil	Nil	Nil	187,500/Nil	Nil
Mark R. Holliday, Vice President Operations[4][7]	2005	145,392	27,261	145,987	Nil	9,550
	2004	156,180	15,618	121,429	18,750/Nil	10,183
	2003	56,060	Nil	58,152	131,250/Nil	2,329

Notes:

(1) Deferred Common Shares ("DCS").

(2) DCS awarded for service in 2005 were granted in March 2006.

(3) All Other Compensation comprises premiums paid by Petrobank or subsidiaries of Petrobank for term life insurance and, if applicable, Petrobank's contribution to the Employee's Share Ownership Plan for each Named Executive Officer.

(4) Messrs. Benedetti and Holliday's annual salary, bonus and other compensation have been converted from US dollars to Canadian dollars.

(5) Mr. Benedetti's apartment rental is paid by Petrobank and totaled $58,437 in 2005, or 48.6 percent of his perquisites in 2005; and $57,396, or 69.7 percent of his perquisites in 2004.

(6) Mr. Benedetti's stock options were granted in 2003 upon acceptance of employment and he commenced employment in January of 2004.

(7) Mr. Holliday's apartment rental is paid by Petrobank and totaled $66,536 in 2005, or 45.6 percent of his perquisites in 2005; $70,381, or 58.0 percent of his perquisites in 2004; and $23,143, or 39.8 percent of his perquisites in 2003.

Employment and Management Agreements

Petrobank is a party to employment agreements with the Company's Senior Vice President and Colombian Country Manager, Steven Benedetti, its Vice President, Operations, Mark Holliday and its Corporate Controller, Tannya Morales. The Company has agreed in the Management Services Agreement to pay to Petrobank any amounts that become payable by Petrobank to each of the above officers under the terms of such employment agreements.

Senior Vice President and Colombian Country Manager

The terms of Mr. Benedetti's employment agreement with Petrobank (the "Senior VP Agreement") include that Petrobank will be required to pay Mr. Benedetti a cash amount equal to one month of base compensation per completed year of service with a minimum of three months of base compensation if Petrobank terminates the Senior VP Agreement at anytime other than for cause. In the event of a "change of control", if Petrobank does not provide Mr. Benedetti any offer in writing within six weeks of a change of control, or if Mr. Benedetti is offered an equivalent position but elects to decline such position, Mr. Benedetti shall have the right to terminate his employment with Petrobank, in which case he shall be entitled to the same severance payment as would be payable by Petrobank in the event that Petrobank terminated Mr. Benedetti's employment without cause. If Mr. Benedetti is offered a position with Petrobank or one of its affiliates that is an equivalent position (except with regard to location), he may elect to terminate the Senior VP Agreement, in which case Petrobank must provide payment of half of a month of base compensation per completed year of service, with a minimum of one and a half months of base compensation. The Senior VP Agreement generally defines a "change of control" to include: the sale of all or substantially all of Petrobank's assets, except in the case of a swap of assets; the acquisition hereafter, directly or indirectly, by any person or group of persons acting jointly or in concert, of that number of Petrobank's voting shares which is equal to or greater than 50 percent of Petrobank's issued and

outstanding voting shares immediately after such acquisition, but excluding any issue or sale of voting shares in connection with a distribution to the public either by way of prospectus or private placement, or any issue or sale of voting shares to a person or group of persons for purposes of effecting an acquisition of assets, directly or indirectly, by Petrobank; or the election at a Meeting of Petrobank's shareholders of that number of persons which would represent a majority of the Board, as Petrobank's directors who are not included in the slate for election as directors proposed to Petrobank's shareholders by management of Petrobank.

Vice President, Operations

The terms of Mr. Holliday's employment agreement (the "VP Operations Agreement") include that if Petrobank terminates the VP Operations Agreement at anytime otherwise then for cause, Petrobank will become obligated to pay Mr. Holliday a cash amount equal to one month base compensation per completed year of service with a minimum of three months of base compensation. In the event of a "change of control", if Petrobank does not provide Mr. Holliday any offer in writing within six weeks of a change of control event, or if Mr. Holliday is offered an equivalent position but elects to decline such position, he shall have the right to terminate his employment with Petrobank, in which case he shall be entitled to the same severance payment as would be payable by Petrobank in the event that it terminated Mr. Holliday's employment without cause. If Mr. Holliday is offered a position with Petrobank or one of its affiliates that is an equivalent position (except with regard to location), he may elect to terminate the VP Operations Agreement, in which case Petrobank must provide payment of one half of a month of base compensation per completed year of service, with a minimum of one and a half of a month of base compensation. The VP Operations Agreement generally defines a "change of control" to include: the sale of all or substantially all of Petrobank's assets except in the case of a swap of assets; the acquisition hereafter, directly or indirectly, by any person or group of persons acting jointly or in concert, of that number of voting shares of Petrobank which is equal to or greater than 50 percent of the total issued and outstanding voting shares of Petrobank immediately after such acquisition, but excluding any issue or sale of voting shares of Petrobank in connection with a distribution to the public either by way of prospectus or private placement, or any issue or sale of voting shares to a person or group of persons for purposes of effecting an acquisition of assets, directly or indirectly, by Petrobank; or the election at a meeting of Petrobank's shareholders of that number of persons which would represent a majority of the Board of Directors, as directors of Petrobank who are not included in the slate for election as directors proposed to Petrobank's shareholders by management of Petrobank.

Corporate Controller

The terms of Ms. Morales' employment agreement (the "Corporate Controller Agreement") include that if Petrobank terminates the Corporate Controller Agreement at anytime otherwise then for cause, Petrobank will become obligated to pay Ms. Morales a cash amount equal to one month of base compensation per completed year of service with a minimum three months of base compensation. In the event of a "change of control", if Petrobank does not provide Ms. Morales any offer in writing within six weeks of a change of control event, or if Ms. Morales is offered a position which is not an equivalent position and elects to decline such position, she shall have the right to terminate her employment with Petrobank, in which case she shall be entitled to the same severance payment as would be payable by Petrobank in the event that it terminated Ms. Morales's employment without cause. If Ms. Morales is offered an equivalent position but elects to decline such position, she may elect to terminate the Corporate Controller Agreement, in which case Petrobank must provide payment of one half of a months base compensation per completed year of service, with a minimum of one and a half of a month of base compensation. The Corporate Controller Agreement generally defines a "change of control" to include: the sale of all or substantially all of Petrobank's assets except in the case of a swap of assets; the acquisition hereafter, directly or indirectly, by any person or group of persons acting jointly or in concert, of that number of voting shares of Petrobank which is equal to or greater than 50 percent of the total issued and outstanding voting shares of Petrobank immediately after such acquisition, but excluding any issue or sale of voting shares of Petrobank in connection with a distribution to the public either by way of prospectus or private placement, or any issue or sale of voting shares to a person or group of persons for purposes of effecting an acquisition of assets, directly or indirectly, by Petrobank; or the election at a meeting of Petrobank's shareholders of that number of persons which would represent a majority of the Board of Directors, as directors of Petrobank who

are not included in the slate for election as directors proposed to Petrobank's shareholders by management of Petrobank.

Management Services Agreement

Petrobank and the Company entered into the Management Services Agreement dated June 9, 2006, and effective May 1, 2006 which provides that Petrobank will provide Petrominerales with the services of John D. Wright and Corey C. Ruttan, as President and Chief Executive Officer and Chief Financial Officer, respectively, and that Petrobank shall manage and administer the business of the Company on an as needed basis from time to time. It is the intention of the parties that Messrs. Wright and Ruttan allocate their time equally between providing services in their respective roles with Petrobank and the Company. The Management Services Agreement expires on April 30, 2007 but is automatically renewed annually unless one months' notice is given by either party prior to the commencement of the next term. Petrominerales will pay Petrobank a monthly fee of $75,000 for the services provided under the Management Services Agreement. The Management Services Agreement may be terminated by either party upon 30 days' notice and payment by the Company of all fees and expenses owing under the Management Services Agreement.

Summary of Directors' Compensation

The Company's directors do not have service contracts. All directors are reimbursed for reasonable expenses incurred by them in their capacity as directors, including travel and other out of pocket expenses incurred in connection with meetings of the board of directors or any committee of the board of directors. In addition, the Company has a director's compensation program that includes a combination of stock options and cash compensation that is reflective of required time commitments to the Board of Directors and its various committees. Each of the non-management directors will receive 80,000 stock options in addition to their annual retainer, that vest evenly over a four-year period upon re-election at each annual meeting of the shareholders starting in 2007. If a director is not re-elected, all unvested options will be cancelled. The following table sets out the cash compensation that is in effect and will be paid at the end of the service period following each year's annual meeting of the shareholders.

Position	Annual Retainer
Chairman	$16,000
Non-management Director	$12,000
Committee Chair	$ 2,000
Audit Committee Member	$ 5,000
Reserve Committee Member	$ 2,000
Compensation Committee Member	$ 2,000

Directors' and Officers' Liability Insurance

The Company does not directly carry directors' and officers' liability insurance for any of the Company's directors or officers, as each of those individuals is covered by Petrobank's directors' and officers' liability insurance, including for acts carried out while acting for the Company. The Company plans to investigate the cost and appropriateness of obtaining this insurance directly at a later date, as required.

Key Man Insurance

The Company does not carry key man insurance on any of the Company's executives to date. The Company may investigate the cost and appropriateness of obtaining this insurance at a later date.

Stock Option Plan

The Company has adopted a stock option plan (the "Plan") pursuant to which the Company may grant stock options to employees or insiders of the Company or to any other person or company engaged to provide ongoing management or consulting services for the Company or for any entity controlled by the Company (collectively, "Service Providers"). The purpose of the Plan is to secure for the Company and its shareholders

the benefits of incentives inherent in share ownership by Service Providers who, in the judgment of the Board of Directors, will be largely responsible for its future growth and success.

The Plan contains provisions that limit issuances to insiders so that the maximum number of Common Shares that may be reserved for issuance to insiders pursuant to options granted under the Plan and any other share compensation arrangement is 10 percent of the aggregate number of Common Shares issued and outstanding. The maximum number of Common Shares that may be issued to insiders under the Plan and any other share compensation arrangement within a one year period is 10 percent of the aggregate Common Shares issued and outstanding; provided that, the maximum number of Common Shares that may be issued to any one insider or such insider's associates under the Plan within a one year period is 5 percent of the aggregate number of Common Shares issued and outstanding. In addition, not greater than 5 percent of the issued and outstanding Common Shares may be available for issuance to any one person under the Plan.

For the purposes of the Plan, a "share compensation arrangement" means any stock option, stock option plan, employee stock purchase plan or any other compensation or incentive mechanism (other than the Company's Deferred Share Compensation Plan) involving the issuance or potential issuance of Common Shares, including a share purchase from treasury which is financially assisted by the Company by way of a loan, guarantee or otherwise.

The exercise price of options granted under the Plan will be fixed by the Board of Directors at the time of grant; provided that, such exercise price may not be less than the market price of the Common Shares on the date of the grant. For the purposes of the Plan, the market price means the volume weighted average trading price of the Common Shares on the Toronto Stock Exchange for the five trading days prior to the date of the grant (or such other stock exchange in Canada if not then listed and posted for trading on the Toronto Stock Exchange) and if the Common Shares are not listed and posted for trading on any stock exchange in Canada, the Board of Directors will determine the market price. No Common Shares will be issued upon the exercise of options until the full purchase price is received. Options granted under the Plan will vest as determined by the Board of Directors and will be exercisable for a period generally not exceeding five years, as determined by the Board of Directors, but in any event the option period shall not exceed ten years from the date of grant.

The Plan provides that subject to the rules and regulations of the Toronto Stock Exchange and any other applicable laws, the Board of Directors may at any time authorize the Company to loan money to a Service Provider on such terms and conditions as the Board of Directors in its sole discretion may determine, to assist such Service Provider to exercise an option held.

The Plan also includes provision for a cashless option exercise right (the "Put Right"). Under the Put Right, optionholders can request that the Company purchase for cash all or any part of their options at a price being the difference between the current market price of the Common Shares, or a lower price as the Board of Directors may determine, and the exercise price of each option. Upon acceptance of the Put Right by the Company, the Company will deliver a cheque to the exercising optionholder within three business days of receipt of notice exercising this Put Right.

All benefits, rights and options accruing to any participant in accordance with the terms and conditions of the Plan shall not be transferable or assignable unless specifically provided in the Plan. During the lifetime of a Service Provider, all benefits, rights and options may only be exercised by the Service Provider.

Following the Closing, it is anticipated that options equivalent to two-to-five percent of the aggregate number of Common Shares then outstanding will be granted to directors, officers and employees of the Company at an exercise price per Common Share equal to the Offering Price. The options will typically vest as to one quarter on each of the first, second, third and fourth anniversaries of the date of grant.

Deferred Share Compensation Plan

The Company has a Deferred Share Compensation Plan ("DSU Plan") in order to provide effective incentives for the directors, officers and employees of the Company to promote the success and business of the Company and to reward such directors, officers and employees in relation to the long-term performance and growth of the Company by encouraging ownership of Common Shares of the Company.

There are two components to the DSU Plan: (i) a deferred grant to directors of the Company of such number of Common Shares per calendar year which is approved by the Board of Directors from time to time; and (ii) a deferred grant to officers and employees of the Company who are approved by the Board of Directors of such number of Common Shares per calendar year as is approved by the Board of Directors. Compensation is payable pursuant to the DSU Plan in the form of a deferred grant of Common Shares.

A director, officer or employee of the Company will not be entitled to elect to be issued any of the Common Shares which he or she has been granted until a period of three years has passed since the date of grant of such Common Shares or until the director, officer or employee ceases to be a director, officer or employee of the Company, whichever is earlier. Common Shares which a director, officer or employee is entitled to receive pursuant to the DSU Plan will not be issued until the director, officer or employee has delivered to the Company an election in writing that the Common Shares be issued together with payment to the Company in the amount of $0.05 for each Common Share issued. A director, officer or employee shall have no right to receive Common Shares granted to him or her which have not been issued on the date that is ten years following the date of grant.

The DSU Plan provides that the number of Common Shares that are issuable to a director, officer or employee pursuant to the DSU Plan shall be increased on each date on which a cash dividend is paid to shareholders by an amount equal to the product of the number of the Common Shares which remain issuable and the fraction which has as its numerator the cash dividend paid, expressed as an amount per Common Share and which has as its denominator the weighted average trading price of Common Shares on the Toronto Stock Exchange for the ten trading days preceding the record date for such dividend.

The total number of Common Shares issuable pursuant to the DSU Plan, subject to adjustment in accordance with the DSU Plan, including adjustments for cash dividends paid on the Common Shares, shall not exceed 500,000 Common Shares. Currently, no grants have been made under the DSU Plan.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

No director or executive officer of the Company, nor any of their associates or affiliates, nor any employee of the Company is or has been indebted to the Company since the beginning of the most recently completed financial year of the Company, nor is, or at any time since the beginning of the most recently completed financial year of the Company has, any indebtedness of any such person been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.

PRINCIPAL SHAREHOLDERS AND SELLING SHAREHOLDER

As at the date hereof, all of the 79,000,000 issued and outstanding Common Shares are held by the Selling Shareholder, a wholly-owned subsidiary of Petrobank. See "Prior Sales" for a description of the issuances of Common Shares to the Selling Shareholder. Upon completion of the Offerings, it is expected that Petrobank will hold, through the Selling Shareholder, approximately 78.9 percent of the issued and outstanding Common Shares, assuming that the full amount of the Offered Shares under the Secondary Offering is subscribed for (83.2 percent if no shares are sold under the Secondary Offering). See "Plan of Distribution".

Petrobank currently intends to further reduce its indirect ownership interest in the Company during the two year period following the completion of the Offerings through further secondary offerings or otherwise through a distribution of Petrobank's indirectly held Common Shares to its shareholders.

The Selling Shareholder was incorporated under the *International Business Companies Act*, 2000 (Bahamas) on December 23, 1996 and is a direct wholly-owned subsidiary of Petrobank. The Selling Shareholder's registered office is located at Mareva House, 4 George Street, Nassau, Bahamas.

Petrobank was incorporated under the *Business Corporations Act* (Alberta) on December 1, 1983. Petrobank's principal office and head office is located at Suite 2600, 240 - 4th Avenue S.W., Calgary, Alberta T2P 4H4 and its registered office is located at Suite 3300, 421 - 7th Avenue S.W., Calgary, Alberta T2P 4K9. Petrobank is an oil and natural gas exploration and production company with operations in western Canada and Colombia. See "Promoter".

PLAN OF DISTRIBUTION

This prospectus qualifies the distribution of 16,000,000 Offered Shares pursuant to the Treasury Offering and up to 4,000,000 Offered Shares pursuant to the Secondary Offering, in each case at the Offering Price of $3.75 per Offered Share for gross proceeds to the Company of $60,000,000 and to Petrobank of up to $15,000,000, respectively. In this regard, the Company, Petrobank, the Selling Shareholder and the Underwriter entered into an underwriting agreement dated June 13, 2006 (the "Underwriting Agreement") wherein the Underwriter agreed to act as Underwriter for the Company and offer the Offered Shares under the Treasury Offering on an underwritten basis and offer the Offered Shares under the Secondary Offering on a "best efforts" basis, each at the Offering Price, subject to the conditions described in the Underwriting Agreement. The Underwriter has no obligation to purchase any of the Offered Shares under the Secondary Offering.

The Company and the Selling Shareholder will pay the Underwriter a cash commission equal to six percent of the aggregate gross proceeds of the Treasury Offering and Secondary Offering, respectively ($0.225 per Offered Share), for an aggregate cash commission of $3,600,000 in respect of the Treasury Offering and up to $900,000 in respect of the Secondary Offering, provided that the Underwriter will not receive a fee with respect to any sales of Offered Shares to officers and directors of the Company, Petrobank or the Selling Shareholder.

The Offering Price was determined based upon arm's length negotiations among the Company, Petrobank and the Underwriter and is in Canadian dollars.

The Company, the Selling Shareholder and Petrobank have agreed, subject to certain limited exceptions, not to directly or indirectly issue, sell, offer, grant an option or right in respect of, or otherwise dispose of, or agree to or announce any intention to, issue, sell, offer, grant an option or right in respect of, or otherwise dispose of, any additional Common Shares or any securities convertible or exchangeable into Common Shares, other than pursuant to: (i) the grant or exercise of stock options and other similar issuances pursuant to any stock option plan or similar share compensation arrangements in place at or prior to the Closing Date; and (ii) the issue of Common Shares upon exercise of convertible securities, warrants or options outstanding prior to the Closing Date, for a period of 180 days from the Closing Date (the "Lock-Up Period"), without the prior written consent of the Underwriter, such consent not to be unreasonably withheld.

In addition, each of the proposed directors and officers of the Company will agree, on or prior to the Closing Date, in consideration of the benefit that the Offerings will confer on such persons, that during the Lock-Up Period, each will not, directly or indirectly, offer, sell, contract to sell, grant any option to purchase, make any short sale, or otherwise dispose of, transfer, or announce any intention to do so, any Common Shares, whether now owned or acquired after the date of this prospectus or on the Closing Date, owned directly or indirectly, or under their control or direction, or with respect to which each has beneficial ownership, or enter into any transaction or arrangement that has the effect of transferring, in whole or in part, any of the economic consequences of ownership of Common Shares, other securities, cash or otherwise, other than pursuant to a take-over bid made generally to all of the holders of Common Shares.

Pursuant to policy statements of the Ontario Securities Commission, the Underwriter may not, throughout the period of distribution, bid for or purchase Common Shares. The foregoing restriction is subject to exceptions, on the condition that the bid or purchase not be engaged in for the purpose of creating actual or apparent active trading in, or raising the price of the Common Shares. The Company has been advised that in connection with the Offerings and pursuant to the first-mentioned exception, the Underwriter may over-allot or effect transactions which stabilize or maintain the price of the Common Shares at levels other than those which might otherwise prevail on the open market. Such transactions, if commenced may be discontinued at any time.

The Offered Shares have not been and will not be registered under the 1933 Act, and, subject to certain exceptions, may not be offered or sold in the United States, and, subject to certain exceptions, may not be offered, sold or otherwise disposed of, directly or indirectly, within the United States or its territories or possessions except in transactions exempt from registration under the 1933 Act and under the securities laws of any applicable state.

In addition, until 40 days after the commencement of the Offerings, an offer or sale of Common Shares within the United States by a dealer (whether or not participating in the offering) may violate the registration

requirements of the 1933 Act if such offer or sale is made otherwise than in accordance with an exemption from the registration requirements of the 1933 Act.

The Company, the Selling Shareholder and Petrobank have agreed to indemnify the Underwriter and its affiliates, directors, officers, employees, partners, agents and shareholders (the "Indemnified Parties") against certain claims with which the Indemnified Parties may become involved in any capacity in so far as the claims relate to performance of the professional services of the Underwriter pursuant to the Underwriting Agreement.

Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that the certificates representing the Offered Shares will be available for delivery at the Closing Date.

The Offered Shares held by Canadian shareholders will be settled through the system operated by CDS & Co., the registration name for The Canadian Depository for Securities Limited.

MARKET FOR SECURITIES

There is currently no market through which the Common Shares may be sold and purchasers may not be able to resell Offered Shares purchased under this prospectus. The TSX has conditionally approved the listing of the Common Shares. Listing will be subject to the Company fulfilling all of the listing requirements of the TSX on or before September 5, 2006.

PRIOR SALES

The Company has not issued any Common Shares in the 12-month period prior to the date of this prospectus, except 100 Common Shares issued to the Selling Shareholder on April 20, 2006 for cash consideration of US$100 in connection with the incorporation and organization of the Company and 78,999,900 Common Shares issued to the Selling Shareholder in connection with the completion of the Reorganization Transactions on June 9, 2006. Pursuant to the Reorganization Transactions, the Selling Shareholder exchanged 12,000 common shares of PCL, being all of the issued and outstanding shares of PCL, held by the Selling Shareholder, for 78,999,900 newly issued Common Shares of Petrominerales. The Reorganization Transactions did not involve the payment of any cash consideration by any of the Selling Shareholder, Petrominerales or PCL. See "General Development of the Business — Reorganization Transactions".

PCL has not issued any Common Shares in the 12-month period prior to the date of this prospectus. All subsequent contributed capital to PCL has been in the form of contributed surplus.

OPTIONS TO PURCHASE SECURITIES

The Company expects to initially issue stock options exercisable into Common Shares to directors, officers and employees of the Company, at an exercise price equal to the Offering Price, as follows:

	Estimated Options as a Percentage of the Common Shares Outstanding Following Completion of the Offerings
Directors and Officers	1.58% (up to 1,501,000 options)
Employees	1.58% (up to 1,501,000 options)
Total	3.16% (up to 3,002,000 options)

ELIGIBILITY FOR INVESTMENT

In the opinion of McCarthy Tétrault LLP, counsel for the Company, and Blake, Cassels & Graydon LLP, counsel for the Underwriter, the Common Shares, if issued on the date hereof, would be qualified investments under the Tax Act and the regulations thereunder for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans provided that the Common Shares were listed on a prescribed stock exchange which includes the TSX.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of McCarthy Tétrault LLP, counsel to the Company, and Blake, Cassels & Graydon LLP, counsel to the Underwriter, the following is, as of the date hereof, a general summary of the principal Canadian federal income tax considerations applicable to a purchaser of Offered Shares pursuant to this Offering. This summary is applicable only to a purchaser who, at all relevant times, is resident in Canada, deals at arm's length and is not affiliated with the Company, and who will acquire and hold such Offered Shares as capital property (a "Holder") and in respect of whom the Company is not a foreign affiliate, all within the meaning of the Tax Act. Any Offered Shares will generally be considered to be capital property to a Holder unless the Holder holds such securities in the course of carrying on a business or has acquired them in a transaction or transactions considered to be an adventure in the nature of trade.

This summary does not apply to a Holder that is a "financial institution" for purposes of the mark-to-market provisions of the Tax Act.

This summary is based upon the current provisions of the Tax Act and the regulations thereunder, all specific proposals to amend the Tax Act (the "Tax Proposals") which have been announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof, and counsel's understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency (the "CRA"). This summary assumes that the Tax Proposals will be enacted in the form proposed and does not take into account or anticipate any other changes in law, whether by way of judicial, legislative or governmental decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ from the Canadian federal income tax considerations discussed herein. No assurances can be given that such Tax Proposals will be enacted as proposed or at all, or that legislative, judicial or administrative changes will not modify or change the statements expressed herein.

This summary is not exhaustive of all possible Canadian federal income tax considerations applicable to an investment in Offered Shares. The following description of income tax matters is of a general nature only and is not intended to be, nor should it be construed to be, legal or income tax advice to any particular Holder. It does not address the tax considerations relevant to a Holder that borrows in order to acquire Offered Shares. Holders are urged to consult their own income tax advisors with respect to the tax consequences applicable to them based on their own particular circumstances.

Foreign Investment Entity Status

On July 18, 2005, the Minister of Finance (Canada) released revised draft legislation relating to the income tax treatment of investments by Canadian residents in non-resident entities that constitute "foreign investment entities" ("FIEs") applicable for taxation years commencing after 2002 (the "FIE Tax Proposals"). In general terms, the FIE Tax Proposals, as currently drafted, would apply to require a Holder that holds a "participating interest" (that is not an "exempt interest") in a non-resident entity that is a FIE at the entity's taxation year-end to take into account in computing the Holder's income for the Holder's taxation year that includes such taxation year-end: (i) an amount based on a prescribed rate of return on the "designated cost" of such participating interest held by the Holder at the end of each month ending in the Holder's taxation year at which time the participating interest is held by the Holder; (ii) in certain limited circumstances, any gains or losses accrued on such participating interest for the year; or (iii) in certain limited circumstances, the Holder's proportionate share of the FIE's income (or loss) for the year calculated using Canadian tax rules. For the purposes of the FIE Tax Proposals, the Offered Shares will constitute participating interests in the Company.

The Company will not be a FIE at the end of a taxation year provided that, at that time, the "carrying value" of all of the Company's "investment property" is not greater than one-half of the "carrying value" of all of its property or, throughout the taxation year, its principal undertaking was the carrying on of a business other than an investment business as determined for purposes of the FIE Tax Proposals. The Company is of the view, and has advised counsel, that if the Company had a taxation year-end on the Closing Date, the Company would not be a FIE on that date on the basis that on the Closing Date the carrying value of its investment property would not be greater than one-half of the carrying value of all of its property. However, the determination of whether or not the Company is a FIE must be made on an annual basis at the end of each taxation year-end of the Company and no assurances can be given that the Company will not be a FIE at the end of any of its taxation years.

Foreign Property Information Reporting

A Holder that is a "specified Canadian entity" for a taxation year or a fiscal period and whose total cost amount of "specified foreign property", including the Offered Shares, at any time in the year or fiscal period exceeds $100,000 (as such terms are defined in the Tax Act) will be required to file Form T-1135 for the year or period disclosing prescribed information. Subject to certain exceptions, a Holder will generally be a specified Canadian entity. Holders should consult their own tax advisors regarding these rules.

Disposition of Offered Shares

A Holder who disposes of or is deemed to have disposed of an Offered Share will realize a capital gain (or incur a capital loss) equal to the amount by which the proceeds of disposition in respect of the Offered Share exceed (or are exceeded by) the aggregate of the adjusted cost base of such Offered Share and any reasonable expenses associated with the disposition.

Generally, one-half of any capital gain (a "taxable capital gain") realized must be included in the Holder's income and one-half of any capital loss (an "allowable capital loss") offsets taxable capital gains realized by the Holder in the same taxation year, and any excess is generally deductible against net taxable capital gains in any of the three prior years or in any subsequent year in the circumstances and to the extent provided in the Tax Act.

Capital gains realized by an individual and certain trusts may result in the individual or trust paying alternative minimum tax under the Tax Act.

A Holder that is a Canadian-controlled private corporation (as defined in the Tax Act) throughout the relevant taxation year may be subject to the 6⅔ percent refundable tax in respect of its aggregate investment income, which includes an amount in respect of taxable capital gains.

Taxation of Dividends Received by Holders of Offered Shares

Dividends received or deemed to be received on the Offered Shares by a Holder who is an individual will be included in computing the Holder's income, but will not be eligible for the gross-up and dividend tax credit treatment normally applicable under the Tax Act to taxable dividends received from taxable Canadian corporations.

Dividends received or deemed to be received on the Offered Shares by a Holder that is a corporation generally will be included in computing the Holder's income, but will not be entitled to the inter-corporate dividend deduction in computing taxable income which generally applies to dividends received from taxable Canadian corporations.

A Holder that is a Canadian-controlled private corporation (as defined in the Tax Act) throughout the relevant taxation year may be subject to the 6⅔ percent refundable tax in respect of its aggregate investment income, which includes an amount in respect of dividends on the Offered Shares.

RISK FACTORS

An investment in Common Shares is speculative and involves a high degree of risk that should be considered by potential investors. An investor should carefully consider the following risk factors in addition to the other information contained in this prospectus before purchasing Common Shares. The risks and uncertainties below are not the only ones the Company is facing. The following information is a summary only of certain risk factors and is qualified in its entirety by reference to, and must be read in conjunction with, the detailed information appearing elsewhere in this prospectus. In addition, there are additional risks and uncertainties that we do not presently know or that we currently consider immaterial which may also impair the Company's business operations and cause the price of the Company's Common Shares to decline. If any of the following risks actually occur, the Company's business may be harmed and the Company's financial condition and results of operations may suffer significantly. In that event, the trading price of the Company's Common Shares could decline, and an investor may lose all or part of his or her investment.

Risks Related to the Company and its Business

Competition

The oil industry is intensely competitive. Competition is particularly intense in the acquisition of prospective oil properties and oil and gas reserves. Petrominerales' competitive position depends on its

geological, geophysical and engineering expertise, its financial resources, its ability to develop its properties and its ability to select, acquire and develop proved reserves. Petrominerales competes with a substantial number of other companies having larger technical staffs and greater financial and operational resources. Many such companies not only engage in the acquisition, exploration, development and production of oil reserves, but also carry on refining operations and market refined products. Petrominerales also competes with major and independent oil companies and other industries supplying energy and fuel in the marketing and sale of oil to transporters, distributors and end users, including industrial, commercial and individual consumers. Petrominerales also competes with other oil companies in attempting to secure drilling rigs and other equipment necessary for drilling and completion of wells. Such equipment may be in short supply from time to time, and has been in particularly short supply recently due to the increase in the market price of oil. In addition, equipment and other materials necessary to construct production and transmission facilities may be in short supply from time to time. Finally, companies not previously investing in oil may choose to acquire reserves to establish a firm supply or simply as an investment. Such companies will also provide competition for Petrominerales.

Marketability of Production

The marketability and ultimate commerciality of oil acquired or discovered is affected by numerous factors beyond the control of Petrominerales. These factors include reservoir characteristics, market fluctuations, the proximity and capacity of oil pipelines and processing equipment and government regulation. Oil operations (exploration, production, pricing, marketing and transportation) are subject to extensive controls and regulations imposed by various levels of government, which may be amended from time to time. See "Industry Conditions". Restrictions on the ability to market the Company's production could have a material adverse effect on the Company's revenues and financial position.

Commodity Price Fluctuations

Crude oil prices are unstable and are subject to fluctuation. Any material decline in prices could result in a reduction of Petrominerales' net production revenue and overall value and could result in ceiling test write-downs. It may become uneconomic to produce from some wells as a result of lower prices, which could result in a reduction in the volumes and value of Petrominerales' reserves. Petrominerales might also elect not to produce from certain wells at lower prices. All of these factors could result in a material decrease in Petrominerales' net production revenue causing a reduction in its acquisition and development activities. A substantial material decline in prices from historical average prices could reduce the Company's ability to borrow funds.

Nature of the Oil Business

An investment in Petrominerales should be considered speculative due to the nature of the Company's involvement in the exploration for, and the acquisition, development and production of, crude oil in Colombia. The volume of production from oil and natural gas properties generally declines as reserves are depleted, with the rate of decline depending on reservoir characteristics. The Company's proved reserves will decline as reserves are produced from its properties unless it is able to acquire or develop new reserves. The business of exploring for, developing or acquiring reserves is capital intensive. To the extent cash flow from operations is reduced and external sources of capital become limited or unavailable, the Company's ability to make the necessary capital investment to maintain or expand the Company's asset base of oil reserves will be impaired. In addition, there can be no assurance that even if the Company is able to raise capital to develop or acquire additional properties to replenish the Company's reserves, the Company's future exploration, development and acquisition activities will result in additional proved reserves or that the Company will be able to drill productive wells at acceptable costs.

The cost of drilling, completing and operating wells is often uncertain, and drilling operations may be curtailed, delayed or cancelled as a result of a variety of factors, including unexpected drilling conditions, pressure or irregularities in formations, equipment failures or accidents, adverse weather conditions, compliance with governmental requirements and shortages or delays in the availability of drilling rigs and the delivery of equipment. With the exception of the Company's interest in the Orito and Neiva fields, the properties in which the Company has an interest are prospects in which the presence of oil reserves in commercial quantities has not been established. There is no certain way to know in advance whether any of the Company's prospects will yield oil in commercial quantities.

Hedging Activities

From time to time the Company may enter into agreements to receive fixed prices on its oil production to offset the risk of revenue losses if commodity prices decline; however, if commodity prices increase beyond the levels set in such agreements, the Company will not benefit from such increases.

Financial Resources

The Company's cash flow from operations may not be sufficient to fund its ongoing activities and implement its business plans. From time to time the Company may enter into transactions to acquire assets or the shares of other companies. These transactions along with the Company's ongoing operations may be financed partially or wholly with debt, which may increase the Company's debt levels above industry standards. Depending on future exploration and development plans, the Company may require additional financing, which may not be available or, if available, may not be available on favourable terms. Failure to obtain such financing on a timely basis could cause the Company to forfeit or forego various opportunities that would otherwise be beneficial to the Company and its shareholders.

International Operations

International operations are subject to political, economic and other uncertainties, including but not limited to, risk of terrorist activities, revolution, border disputes, expropriation, renegotiations or modification of existing contracts, import, export and transportation regulations and tariffs, taxation policies, including royalty and tax increases and retroactive tax claims, exchange controls, limits on allowable levels of production, currency fluctuations, labour disputes and other uncertainties arising out of foreign government sovereignty over the Company's international operations. The Company's operations may also be adversely affected by applicable laws and policies of Colombia, the effect of which could have a negative impact on the Company.

Foreign Currency and Fiscal Matters

The Company's operations and expenditures are to some extent paid in foreign currencies. As a result, the Company is exposed to market risks resulting from fluctuations in foreign currency exchange rates. A material drop in the value of any such foreign currency could result in a material adverse effect on the Company's cash flow and revenues. Currently, there are no significant restrictions on the repatriation of capital and distribution of earnings from Colombia to foreign entities. There can be no assurance, however, that restrictions on repatriation of capital or distributions of earnings from Colombia will not be imposed in the future. Amendments to current taxation laws and regulations which alter tax rates and/or capital allowances could have a material adverse impact on Petrominerales. Petrominerales also has a subsidiary that is incorporated in a different tax jurisdiction.

To the extent revenues and expenditures denominated in or strongly linked to the U.S. dollar are not equivalent, the Company is exposed to exchange rate risk. The Company is exposed to the extent U.S. dollar revenues do not equal U.S. dollar expenditures. In addition, a portion of expenditures in Colombia are denominated in Pesos, which are difficult to hedge. The Company is not currently using exchange rate derivatives to manage exchange rate risks. In addition, the Company's results will be reported in Canadian dollars and foreign currency denominated monetary balances could result in gains and losses that may increase the variability of earnings.

Political and Regulatory

The oil and gas industry in general is subject to extensive government policies and regulations, which result in additional cost and risk for industry participants. Environmental concerns relating to the oil and gas industry's operating practices are expected to increasingly influence government regulation and consumption patterns which favour cleaner burning fuels such as natural gas. The Company is uncertain as to the amount of operating and capital expenses that will be required to comply with enhanced environmental regulation in the future. The Company is also subject to changing and extensive tax laws, the effects of which cannot be predicted. Among other things, the Company and PCL are subject to regulatory filings with respect to the repatriation of funds to its shareholders which must be complied with to avoid sanctions. Legal requirements are frequently changed and

subject to interpretation, and the Company is unable to predict the ultimate cost of compliance with these requirements or their effect on its operations. Existing laws or regulations, as currently interpreted or reinterpreted in the future, or future laws or regulations may change in the future and materially adversely affect the Company's results of operations and financial condition.

Petrominerales is conducting exploration and development activities in Colombia, and is dependent on receipt of government approvals or permits to develop its properties. Based on past performance, Petrominerales believes that the government of Colombia supports the exploration and development of its oil properties by foreign companies. Nevertheless, there is no assurance that future political conditions in Colombia will not result in the government adopting different policies respecting foreign development and ownership of oil, environmental protection and labour relations. This may affect the Company's ability to undertake exploration and development activities in respect of present and future properties, as well as its ability to raise funds to further such activities. Any delays in receiving government approvals or permits or no objection certificates may delay the Company's operations or may affect the status of the Company's contractual arrangements or its ability to meet its contractual obligations.

Legal Systems

The Company is incorporated in the Bahamas. PCL, which represents substantially all of the Company's assets, is incorporated in Bermuda and carries on all of its material operations in Colombia. Accordingly, the Company is subject to the legal systems and regulatory requirements of a number of jurisdictions with a variety of requirements and implications for shareholders of the Company. Exploration and development activities outside Canada may require protracted negotiations with host governments, national oil companies and third parties. Foreign government regulations may favour or require the awarding of drilling contracts to local contracts or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. If a dispute arises with foreign operations, the Company may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons, especially foreign oil ministries and national oil companies, to the jurisdiction of the Canada.

Colombia may have a less developed legal system than jurisdictions with more established economies, which may result in risks such as: (i) effective legal redress in the courts of such jurisdictions, whether in respect of a breach of law or regulation or in an ownership dispute, being more difficult to obtain; (ii) a higher degree of discretion on the part of governmental authorities; (iii) the lack of judicial or administrative guidance on interpreting applicable rules and regulations; (iv) inconsistencies or conflicts between and within various laws, regulations, decrees, orders and resolutions; or (v) relative inexperience of the judiciary and courts in such matters. In certain jurisdictions the commitment of local business people, government officials and agencies and the judicial system to abide by legal requirements and negotiated agreements may be more uncertain, creating particular concerns with respect to licenses and agreements for business. These may be susceptible to revision or cancellation and legal redress may be uncertain or delayed. There can be no assurance that joint ventures, licenses, license applications or other legal arrangements will not be adversely affected by the actions of government authorities or others and the effectiveness of and enforcement of such arrangements in these jurisdictions cannot be assured.

Security

Colombia has a publicized history of security problems associated with kidnapping and activities of certain political and narcotics terrorist groups. The Company and its personnel are subject to these risks. It is difficult to obtain insurance coverage to protect against incidents involving such groups and, as a result, the Company's insurance program excludes this coverage. Consequently, incidents involving such groups in the future, whether directed at the Company or at the industry in Colombia generally, could negatively affect investors' confidence in the Company and its prospects, resulting in a reduction in the Company's trading price and ability to raise new financing. In addition to the potential effect of direct terrorist activities against the Company's facilities, increased kidnapping and terrorist activity in Colombia generally may disrupt supply chains and discourage qualified individuals from being involved with the Company's operations.

The Company's Oil Production Could Vary Significantly From Reported Reserves

The Company's reserve evaluations have been prepared in accordance with NI 51-101. There are numerous uncertainties inherent in estimating quantities of reserves and cash flows to be derived therefrom, including many factors that are beyond the control of the Company. The reserves information set forth in this prospectus represent estimates only. The reserves from the Company's properties have been independently evaluated by D&M in the D&M Reports. The D&M Reports include a number of assumptions relating to factors such as initial production rates, production decline rates, ultimate recovery of reserves, timing and amount of capital expenditures, marketability of production, future prices of oil, operating costs and royalties and other government levies that may be imposed over the producing life of the reserves. These assumptions were based on price forecasts in use at the date the relevant evaluations were prepared and many of these assumptions are subject to change and are beyond the control of the Company. Actual production and cash flows derived therefrom will vary from these evaluations, and such variations could be material. These evaluations are based, in part, on the assumed success of exploitation activities intended to be undertaken in future years. The reserves and estimated cash flows to be derived therefrom contained in such evaluations will be reduced to the extent that such exploitation activities do not achieve the level of success assumed in the evaluations.

The Company is subject to risks related to its operations in Colombia, including those related to the development, production, marketing, transportation of crude oil, taxation and environmental and safety matters. The Company may be adversely affected by changes in governmental policies or social instability or other political or economic developments in Colombia that are outside the Company's control including among other things, expropriation, risks of war and terrorism, foreign exchange and repatriation restrictions, changing political conditions and monetary fluctuations and changing governmental policies including taxation policies.

Canadian GAAP requires that management apply certain accounting policies and make certain estimates and assumptions, which affect reported amounts in the consolidated financial statements of the Company. The accounting policies may result in non-cash charges to net income and write-downs of net assets in the financial statements. Such non-cash charges and write-downs may be viewed unfavourably by the market and result in an inability to borrow funds and/or may result in a decline in the trading price of the Common Shares.

Under Canadian GAAP, the net amounts at which petroleum costs on a property or project basis are carried are subject to a ceiling-test, which is based upon estimated future net cash flow from reserves. The carrying value is assessed to be recoverable when the sum of the undiscounted cash flows expected from the production of proved reserves, the lower of cost and market of unproved properties and the cost of significant development projects exceeds the carrying value. When the carrying value is not assessed to be recoverable, an impairment loss is recognized to the extent that the carrying value of assets exceeds the sum of the discounted cash flows expected from the production of proved and probable reserves, the lower of cost and market of unproved properties and the cost of significant development projects. A decline in the net value of oil properties could cause capitalized costs to exceed the cost ceiling, resulting in a charge against earnings.

"Resource" vs. "Reserves"

Throughout this document, Petrominerales has attempted to provide an appreciation of the potential that Petrominerales' asset base offers. In doing so, Petrominerales often uses terms such as "original oil-in-place" or "oil resource(s)". These terms refer to the estimated original resource size of a particular prospect and it should be distinguished from reserves. Reserves are the amount of hydrocarbons that are estimated to be economically recoverable from a particular resource base from a given date forward. Ultimate recoverable reserves can range widely depending on resource characteristics, available technologies and economic and contractual parameters.

Availability of Equipment and Access Restrictions

Oil exploration and development activities are dependent on the availability of drilling and related equipment in the particular areas where such activities will be conducted. Demand for such limited equipment or access restrictions may affect the availability of such equipment to the Company and may delay exploration and development activities. There can be no assurance that sufficient drilling and completion equipment, services and supplies will be available when needed. Shortages could delay the Company's proposed exploration, development, and sales activities and could have a material adverse effect on the Company's financial condition.

If the demand for, and wage rates of, qualified rig crews rise in the drilling industry then the oil and gas industry may experience shortages of qualified personnel to operate drilling rigs. This could delay the Company's drilling operations and adversely affect the Company's financial condition and results of operations. To the extent Petrominerales is not the operator of its oil and gas properties, Petrominerales will be dependent on such operators for the timing of activities related to such properties and will be largely unable to direct or control the activities of the operators.

Operating Hazards

Oil exploration, development and production operations are subject to all the risks and hazards typically associated with such operations, including hazards such as fire, explosion, blowouts and oil spills, each of which could result in substantial damage to oil wells, production facilities, other property and the environment or in personal injury. In accordance with industry practice, the Company is not fully insured against all of these risks, nor are all such risks insurable. Although Petrominerales maintains liability insurance in an amount that it considers adequate and consistent with industry practice, the nature of these risks is such that liabilities could exceed policy limits, in which event Petrominerales could incur significant costs that could have a material adverse effect upon its financial condition. Oil production operations are also subject to all the risks typically associated with such operations, including premature decline of reservoirs and the invasion of water into producing formations.

Environmental

All phases of the oil business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of international conventions and state and municipal laws and regulations. Environmental legislation provides for, among other things, restrictions and prohibitions on spills, releases or emissions of various substances produced in association with oil and gas operations. The legislation also requires that wells and facility sites be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities. Compliance with such legislation can require significant expenditures and a breach may result in the imposition of fines and penalties, some of which may be material. Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs. The discharge of oil, natural gas or other pollutants into the air, soil or water may give rise to liabilities to foreign governments and third parties and may require the Company to incur significant costs to remedy such discharge. No assurance can be given that changes in environmental laws or their application to the Company's operations will not result in a curtailment of production or a material increase in the costs of production, development or exploration activities or otherwise adversely affect the Company's financial condition, results of operations or prospects.

Reliance on Third Party Operators and Key Personnel

To the extent that the Company is not the operator of its properties, as is the case in Colombia where Ecopetrol operates Petrominerales' production at Orito and Neiva, the Company will be dependent upon other guarantors or third parties' operations for the timing of activities and will be largely unable to control the activities of such operators. In addition, the Company's success depends, to a significant extent, upon management and key employees. The loss of key employees could have a negative effect on the Company. Attracting and retaining additional key personnel will assist in the expansion of the Company's business. The Company faces significant competition for skilled personnel. There is no assurance that the Company will successfully attract and retain personnel required to continue to expand its business and to successfully execute its business strategy.

Cost of New Technologies

The oil and gas industry is characterized by rapid and significant technological advancements and introductions of new products and services utilizing new technologies. Other oil and gas companies may have greater financial, technical and personnel resources that allow them to enjoy technological advantages and may in the future allow them to implement new technologies before the Company does. There can be no assurance that the Company will be able to respond to such competitive pressures and implement such technologies on a

timely basis or at an acceptable cost. One or more of the technologies currently utilized by the Company or implemented in the future may become obsolete. In such case, the Company's business, financial condition and results of operations could be materially adversely affected. If the Company is unable to utilize the most advanced commercially available technology, the Company's business, financial condition and results of operations could be materially adversely affected.

Conflicts of Interest

Upon completion of the Offerings, Petrobank will hold, through its ownership of the Selling Shareholder, 78.9 percent of the outstanding Common Shares. Accordingly, Petrobank will have the ability to control the composition of a majority of the Board of Directors and approve significant corporate events requiring shareholder approval, subject to requirements of applicable corporate law and stock exchange rules requiring approval of minority shareholders. Three of the seven directors of the Company are also directors of Petrobank, and Petrobank and the Company have a common chief executive officer and chief financial officer. The interests of Petrobank may not always be aligned with the interest of public shareholders of the Company.

In addition, certain of the directors of the Company may have associations with other oil and gas companies or with other industry participants with whom the Company does business. The directors of the Company are required by applicable corporate law to act honestly and in good faith with a view to the Company's best interests and to disclose any interest which they may have in any project or opportunity to the Company. However, their interests in the other companies may affect their judgment and cause such directors to act in a manner that is not necessarily in the best interests of the Company.

Relationship with Petrobank and the Selling Shareholder

Through the Management Services Agreement, the Technical Services Agreement, the Joint Operating Agreement, the Option Agreement and the Technology License Agreement, the Company will continue to have a close relationship with Petrobank and its affiliates, particularly with respect to senior management and heavy oil technology issues. To the extent that the applicable counterparties to these agreements are not able to fulfill their obligations under these agreements, this could have an adverse effect on the Company's operations and results.

The Share Exchange Agreement pursuant to which the Company acquired the shares of PCL (and indirectly, all of the Company's business) provides, in effect, that the shares of PCL are being acquired from the Selling Shareholder on an "as is" basis, with very limited representations and warranties. The Share Exchange Agreement does not require the Selling Shareholder to indemnify the Company with respect to matters relating to the Reorganization Transactions, including any liabilities that may arise with respect to environmental, tax or other matters. Although the Company is not aware of any material liabilities relating to PCL or its assets, there may be liabilities and contingencies that the Company does not discover until some time in the future, and for which Petrobank and the Selling Shareholder will not indemnify the Company. The discovery of any material liabilities or contingencies could have a material adverse effect on the Company's business, financial condition and results of operations.

Risks related to the Offerings

Absence of a Liquid, Public Market

Prior to the completion of the Offerings, there has been no public market for the Company's Common Shares and there can be no assurance that a liquid, public market will develop for the Company's Common Shares. The price at which the Offered Shares are being offered hereunder is determined through negotiations between the Company, Petrobank and the Underwriter. Among the factors to be considered in determining the price are the Company's future prospects and the prospects of the industry in general, sales, the Company's financial and operating information in recent periods, and the market prices of securities and certain financial and other operating information of companies engaged in activities similar to ours. The Offering Price may not be indicative of the market price for the Company's Common Shares after the Offerings, which price may decline below the Offering Price. See "Plan of Distribution".

Share Price Volatility

A number of factors could influence the volatility in the trading price of the Common Shares, including changes in the economy or in the financial markets, industry related developments, and the impact of changes in the Company's daily operations. Each of these factors could lead to increased volatility in the market price of the Common Shares. In addition, variations in earnings estimates by securities analysts and the market prices of the securities of the Company's competitors may also lead to fluctuations in the trading price of the Common Shares.

Discretion in the Use of Proceeds

The Company's management will have broad discretion concerning the use of the proceeds of the Treasury Offering as well as the timing of their expenditure. As a result, you will be relying on the judgment of management for the application of the proceeds of the Treasury Offering. The Company's management may use the net proceeds of the Treasury Offering in ways that you may not consider desirable. The results and the effectiveness of the application of the proceeds are uncertain. If the proceeds are not applied effectively, the results of the Company's operations may suffer.

Dividends

The Company has not declared or paid any cash dividends on the Common Shares to date. The payment of dividends in the future will be dependent on the Company's earnings and financial condition and on such other factors as the Company's Board of Directors considers appropriate. Unless and until we pay dividends, shareholders may not receive a return on their Common Shares.

Dilution

The Offering Price of the Company's Common Shares significantly exceeds the net tangible book value per share of the Company's Common Shares. Accordingly, purchasers of Offered Shares will experience immediate and substantial dilution of their investment. Investors may be subject to further dilution if the Company sells additional Common Shares or issues additional Common Shares in connection with future acquisitions. In addition, Common Shares issued upon the exercise of outstanding stock options will lead to further dilution for purchasers in the Offerings.

The Selling Shareholder and the directors and officers of the Company have agreed, subject to certain restrictions, not to sell their Common Shares in the market for 180 days after the Closing Date. See "Plan of Distribution". However, upon the expiry of this hold period, the Selling Shareholder will be entitled to sell all or a portion of its shares, subject to certain restrictions under applicable securities laws. If a significant number of Common Shares are sold by the Selling Shareholder in the public market, or are expected to be sold, following the Offerings, the trading price of the Common Shares could be depressed. This could also hamper the Company's ability to raise capital by issuing additional equity securities.

Enforcement of Judgments

The Company and the Selling Shareholder are incorporated outside Canada and all of the Company's operations and related assets are located outside Canada. Although the Company has appointed McCarthy Tétrault LLP as agent for service of process, it may not be possible for investors to collect from the Company or the Selling Shareholder judgments obtained in Canadian courts predicated on the civil liability provisions of securities legislation.

Repatriation of Earnings

Currently there are no restrictions on the repatriation from Colombia of earnings to foreign entities. However, there can be no assurance that restrictions on repatriation of earnings from Colombia will not be imposed in the future. Exchange control regulations require that any proceeds in foreign currency originated on exports of goods from Colombia be repatriated to Colombia. However, purchase of foreign currency is allowed

through any Colombian authorized financial entities for purposes of payments to foreign suppliers, repayment of foreign debt, payment of dividends to foreign stockholders and other foreign expenses.

DIVIDEND POLICY

The Company has not declared or paid any dividends on the Common Shares to date. The payment of dividends in the future will be dependent on the Company's earnings, financial condition and such other factors as the Company's Board of Directors considers appropriate.

LEGAL PROCEEDINGS

Neither the Company nor PCL is a party to, nor are any of the Company's or PCL's assets subject to, any material legal proceedings nor to the Company's nor PCL's knowledge are any such proceedings contemplated.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as disclosed in this prospectus, there are no material interests, direct or indirect, of directors, senior officers, any shareholders who beneficially own, directly or indirectly, more than 10 percent of the Company's outstanding Common Shares, or any known associates or affiliates of such persons, in any transaction within the last three years or in any proposed transaction which has materially affected or would materially affect the Company.

PROMOTER

Petrobank may be considered to be the promoter of the Company in that it took the initiative in founding and organizing the Company. Petrobank currently holds indirectly all of the outstanding Common Shares, and the following table represents Petrobank's expected shareholdings in the Company after giving effect to the Offerings:

Promoter	Common Shares Held After Completion of the Secondary Offering	Percentage of Outstanding Common Shares after giving effect to the Offerings
Petrobank[1]	75,000,000[2]	78.9%[2]

Note:

(1) These shares are held through the Selling Shareholder, a wholly-owned subsidiary of Petrobank.

(2) Assumes the Secondary Offering is subscribed for in full. If no shares are sold in the Secondary Offering, Petrobank will indirectly hold 79,000,000 Common Shares representing 83.2% of the outstanding Common Shares.

See "Management's Discussion and Analysis — Liquidity and Capital Resources" and "— Transactions with Related Parties", "Use of Proceeds", "Capitalization", "Principal Shareholders and Selling Shareholder" and "Risk Factors".

MATERIAL CONTRACTS

Except for contracts entered into in the ordinary course of business, the only material contract the Company has entered into prior to the date of this prospectus which can reasonably be regarded as presently material is the Underwriting Agreement dated June 13, 2006 among the Company, Petrobank, the Selling Shareholder and the Underwriter referred to under "Plan of Distribution".

The Underwriting Agreement will be available for inspection at the Company's offices in the Bahamas and Bogotá and at Petrobank's offices at 2600, 240 - 4th Avenue SW, Calgary, Alberta T2P 4H4 while the securities qualified by this prospectus are in distribution and for a period of 30 days thereafter at any time during normal business hours. The Underwriting Agreement will also be available for review under the Company's profile on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com. In Ontario, a copy of the foregoing may be viewed at the offices of McCarthy Tétrault LLP in Toronto at Suite 4700, Toronto Dominion Bank Tower, Toronto, Ontario, M5K 1E6.

EXPERTS

Certain legal matters in connection with the Offerings are being reviewed, on behalf of the Company and Petrobank, by McCarthy Tétrault LLP, and on behalf of the Underwriter, by Blake, Cassels & Graydon LLP. As at the date hereof, the partners and associates of McCarthy Tétrault LLP, as a group and the partners and associates of Blake, Cassels & Graydon LLP, as a group, beneficially own, directly or indirectly, none of the outstanding Common Shares prior to the completion of the Offerings. Such persons hold less than one percent of the outstanding common shares of Petrobank.

Information relating to reserves in this prospectus was calculated by D&M as independent qualified reserves evaluator. The principals of D&M, individually or as a group, neither own nor expect to receive any of the securities of Petrominerales, the Selling Shareholder or Petrobank, directly or indirectly.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The Company's auditors are Deloitte & Touche LLP, Chartered Accountants, at its offices located in Calgary, Alberta, Canada. Deloitte and Touche LLP is independent in accordance with the Rules of Professional Conduct as outlined by the Institute of Chartered Accountants of Alberta.

The Company's transfer agent and registrar for the Common Shares is Computershare Trust Company of Canada, located at 600, 530 - 8th Avenue SW, Calgary, Alberta T2P 3S8.

PURCHASERS' STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages where the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that such remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the applicable province. The purchaser should refer to any applicable provisions of the securities legislation of the province in which the purchaser resides for the particulars of these rights or consult with a legal advisor.

AUDITORS' CONSENT

We have read the prospectus of Petrominerales Ltd. (the "Corporation") dated June 13, 2006, qualifying the distribution of 16,000,000 common shares of the Corporation and the distribution of up to 4,000,000 common shares of the Corporation held by Petro International Ltd. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the use in the above-mentioned prospectus of our report to the directors of Petrominerales Colombia Ltd. on the balance sheet of Petrominerales Colombia Ltd. as at December 31, 2005 and 2004 and the statements of operations and deficit and cash flows for each of the years in the three-year period ended December 31, 2005. Our report is dated March 10, 2006, except for Notes 7 and 12, which are as of June 13, 2006.

We also consent to the use in the above-mentioned prospectus of our report to the directors of the Corporation on the balance sheet of the Corporation as at April 20, 2006. Our report is dated May 4, 2006 except for Note 2, which is as of June 13, 2006.

Calgary, Alberta
June 13, 2006

(Signed) DELOITTE & TOUCHE LLP
Chartered Accountants

APPENDIX A — OIL RESERVE INFORMATION EFFECTIVE MARCH 31, 2006

Petrobank engaged D&M to evaluate PCL's oil reserves as at December 31, 2005, and in connection therewith D&M prepared the December D&M Report evaluating the Company's oil reserves as at December 31, 2005. The Company engaged D&M to provide an updated evaluation of the Company's oil reserves as at March 31, 2006, taking into account pricing and production information between January 1, 2006 and March 31, 2006. D&M has prepared the March D&M Report evaluating the Company's oil reserves as at March 31, 2006.

The reserves data set forth in this Appendix A are based upon evaluations by D&M with an effective date of March 31, 2006 contained in the applicable March D&M Report. The reserves data summarizes the crude oil reserves of the Company and the net present values of future net revenue for these reserves using constant prices and costs and forecast prices and costs. The reserves data set forth complies with the requirements of NI 51-101. Additional information not required by NI 51-101 has been presented to provide continuity and additional information which we believe is important to the readers of this information. D&M was engaged by the Company's parent company, Petrobank, to provide evaluations of proved, probable, and possible reserves.

All of the Company's reserves are located in Colombia.

In preparing the March D&M Report, basic information was obtained from Petrominerales, which included land data, well information, geological information, reservoir studies, estimates of on-stream dates, contract information, current hydrocarbon product prices, operating cost data, capital budget forecasts, financial data and future operating plans. Other engineering, geological or economic data required to conduct the evaluations and upon which the March D&M Report are based was obtained from public records, other operators and from D&M non-confidential files. The extent and character of ownership and the accuracy of all factual data supplied for the independent evaluation, from all sources, was accepted by D&M as represented.

Estimated future net revenue based on the March D&M Report is presented in U.S. dollars. All evaluations and reviews of future net cash flow are stated prior to any provision for interest costs or general and administrative costs and after the deduction of estimated future capital expenditures for wells to which reserves have been assigned. It should not be assumed that the estimated future net cash flow shown below is representative of the fair market value of the Company's properties. There is no assurance that such price and cost assumptions will be attained and variances could be material. The recovery and reserve estimates of crude oil reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual crude oil reserves may be greater than or less than the estimates provided herein.

See "Statement of Reserves Data and Other Related Information — Disclosure of Reserves Data" in this prospectus for a description of the March D&M Report.

SUMMARY OF OIL AND GAS RESERVES
AS OF MARCH 31, 2006
CONSTANT PRICES AND COSTS

RESERVES CATEGORY	RESERVES — LIGHT AND MEDIUM OIL	
	Company Working Interest	Company Net
	(mbbls)	(mbbls)
PROVED		
Developed Producing	4,029	3,706
Undeveloped	5,768	5,283
TOTAL PROVED	9,797	8,989
PROBABLE	5,735	5,222
TOTAL PROVED PLUS PROBABLE	15,532	14,211
POSSIBLE	7,971	7,233
PROVED PLUS PROBABLE PLUS POSSIBLE	23,503	21,444

Note:

* Table may not add due to rounding.

CONSTANT PRICES AND COSTS
NET PRESENT VALUES OF FUTURE NET REVENUE
AS OF MARCH 31, 2006

RESERVES CATEGORY	BEFORE INCOME TAXES DISCOUNTED AT (%/year)				AFTER INCOME TAXES DISCOUNTED AT (%/year)			
	0	5	10	15	0	5	10	15
	(US M$)	(US M$)	(US M$)	(US M$)	(US M$)	(US M$)	(US M$)	(US M$)
PROVED								
Developed Producing	183,648	154,229	132,450	115,743	166,550	142,616	124,342	109,953
Undeveloped	192,493	143,401	108,066	81,963	126,013	91,872	67,130	48,744
TOTAL PROVED	376,141	297,630	240,516	197,706	292,563	234,488	191,472	158,697
PROBABLE	213,755	166,364	133,056	108,645	138,811	107,276	85,082	68,820
TOTAL PROVED PLUS PROBABLE	589,896	463,994	373,571	306,352	431,374	341,764	276,554	227,517
POSSIBLE	277,443	191,878	135,763	97,819	180,156	122,915	85,451	60,242
PROVED PLUS PROBABLE PLUS POSSIBLE	867,339	655,872	509,334	404,171	611,530	464,679	362,005	287,759

Note:

* Table may not add due to rounding.

TOTAL FUTURE NET REVENUE
(UNDISCOUNTED)
AS OF MARCH 31, 2006
CONSTANT PRICES AND COSTS

RESERVES CATEGORY	REVENUE	ROYALTIES	OPERATING COSTS	DEVELOPMENT COSTS	FUTURE NET REVENUE BEFORE INCOME TAXES	TAXES	FUTURE NET REVENUE AFTER INCOME TAXES
	(US M$)	(US M$)	(US M$)	(US M$)	(US M$)	(US M$)	(US M$)
TOTAL PROVED	529,950	43,969	37,540	72,300	376,141	83,578	292,563
TOTAL PROVED PLUS PROBABLE ..	838,896	72,160	59,040	117,800	589,896	158,522	431,374
TOTAL PROVED PLUS PROBABLE PLUS POSSIBLE ...	1,272,803	112,177	90,487	202,800	867,339	255,809	611,530

Note:

* Table may not add due to rounding.

FUTURE NET REVENUE
BY PRODUCTION GROUP
AS OF MARCH 31, 2006
CONSTANT PRICES AND COSTS

RESERVES CATEGORY	PRODUCTION GROUP	FUTURE NET REVENUE BEFORE INCOME TAXES (discounted at 10%/year)
		(US M$)
TOTAL PROVED	Light and Medium Crude Oil	240,518
TOTAL PROVED PLUS PROBABLE ...	Light and Medium Crude Oil	373,571
PROVED PLUS PROBABLE PLUS POSSIBLE	Light and Medium Crude Oil	509,334

SUMMARY OF OIL AND GAS RESERVES
AS OF MARCH 31, 2006
FORECAST PRICES AND COSTS

RESERVES CATEGORY	RESERVES — LIGHT AND MEDIUM OIL — Company Working Interest (mbbls)	Company Net (mbbls)
PROVED		
Developed Producing	4,117	3,788
Undeveloped	6,368	5,832
TOTAL PROVED	10,485	9,620
PROBABLE	6,269	5,709
TOTAL PROVED PLUS PROBABLE	16,754	15,329
POSSIBLE	8,971	8,142
PROVED PLUS PROBABLE PLUS POSSIBLE	25,725	23,471

Note:

* Table may not add due to rounding.

FORECAST PRICES AND COSTS
NET PRESENT VALUE OF FUTURE NET REVENUE
AS OF MARCH 31, 2006

RESERVES CATEGORY	BEFORE INCOME TAXES DISCOUNTED AT (%/year)				AFTER INCOME TAXES DISCOUNTED AT (%/year)			
	0	5	10	15	0	5	10	15
	(US M$)	(US M$)	(US M$)	(US M$)	(US M$)	(US M$)	(US M$)	(US M$)
PROVED								
Developed Producing	156,561	132,168	114,223	100,509	149,660	128,083	111,738	98,955
Undeveloped	160,319	115,907	84,542	61,766	103,969	73,798	52,211	36,344
TOTAL PROVED	316,880	248,075	198,765	162,275	253,629	201,881	163,949	135,299
PROBABLE	182,246	140,598	111,501	90,313	118,773	90,867	71,335	57,100
TOTAL PROVED PLUS PROBABLE	499,126	388,673	310,266	252,588	372,402	292,748	235,284	192,399
POSSIBLE	222,197	148,728	101,366	70,007	144,265	94,791	62,964	42,000
PROVED PLUS PROBABLE PLUS POSSIBLE	721,323	537,401	411,632	322,595	516,667	387,539	298,248	234,399

Note:

* Table may not add due to rounding.

TOTAL FUTURE NET REVENUE
(UNDISCOUNTED)
AS OF MARCH 31, 2006
FORECAST PRICES AND COSTS

RESERVES CATEGORY	REVENUE	ROYALTIES	OPERATING COSTS	DEVELOPMENT COSTS	FUTURE NET REVENUE BEFORE INCOME TAXES	INCOME TAXES	FUTURE NET REVENUE AFTER INCOME TAXES
	(US M$)	(US M$)	(US M$)	(US M$)	(US M$)	(US M$)	(US M$)
TOTAL PROVED . .	472,559	39,159	43,638	72,882	316,880	63,251	253,629
TOTAL PROVED PLUS PROBABLE	752,372	64,581	69,383	119,282	499,126	126,724	372,402
PROVED PLUS PROBABLE PLUS POSSIBLE .	1,139,035	100,188	108,673	208,851	721,323	204,656	516,667

Note:

* Table may not add due to rounding.

FUTURE NET REVENUE
BY PRODUCTION GROUP
AS OF MARCH 31, 2006
FORECAST PRICES AND COSTS

RESERVES CATEGORY	PRODUCTION GROUP	FUTURE NET REVENUE BEFORE INCOME TAXES (discounted at 10%/year)
		(US M$)
TOTAL PROVED	Light and Medium Crude Oil	198,765
TOTAL PROVED PLUS PROBABLE	Light and Medium Crude Oil	310,266
PROVED PLUS PROBABLE PLUS POSSIBLE	Light and Medium Crude Oil	411,632

Pricing Assumptions

The following sets forth the benchmark reference prices, reflected in the reserves data and utilized in the March D&M Report.

Summary of Pricing Assumptions Constant Prices and Costs

The March D&M Report assumed a WTI at Cushing constant price of US$66.33/bbl. The average selling price was US$55.18/bbl at Orito and US$48.42/bbl at Neiva.

SUMMARY OF PRICING ASSUMPTIONS
FORECAST PRICES AND COSTS

Year	WTI Crude Oil at Cushing	Average Selling Price at Orito	Average Selling Price at Neiva
	(US$/bbl)	(US$/bbl)	(US$/bbl)
2006 (Remainder)	65.00	54.05	47.45
2007	61.50	51.08	44.90
2008	57.78	47.91	42.18
2009	51.69	42.74	37.73
2010	49.43	40.82	36.08
Thereafter	+2%/year	+2%/year	+2%/year

Note:

Light and medium crude oil prices averaged US$51.12//bbl at the wellhead in the three month period ended March 31, 2006.

RECONCILIATION OF COMPANY NET RESERVES
BY PRINCIPAL PRODUCT TYPE
FORECAST PRICES AND COSTS

	NET RESERVES		
	Light and Medium Oil		
	Total Proved	Total Probable	Total Proved Plus Probable
	(mmbbls)	(mmbbls)	(mmbbls)
December 31, 2005	8,795	5,929	14,724
Extensions	—	—	—
Improved Recovery	—	—	—
Technical Revisions	1,011	—	1,011
Discoveries	—	—	—
Acquisitions	—	—	—
Dispositions	—	—	—
Economic Factors	(74)	(220)	(294)
Production	(112)	—	(112)
March 31, 2006	9,620	5,709	15,329

Note:

* Table may not add due to rounding.

RECONCILIATION OF CHANGES IN NET PRESENT VALUES OF FUTURE NET REVENUE DISCOUNTED AT 10% PER YEAR TOTAL PROVED RESERVES CONSTANT PRICES AND COSTS

	(US M$)
Estimated Future Net Revenue at December 31, 2005 (without abandonment costs)	**148,355**
Oil and Gas Sales During the Period Net of Production Costs and Royalties[1]	(4,737)
Changes due to Prices, Royalties and Production Costs Related to Forecast Production[2]	12,379
Development Costs During the Period	2,100
Changes in Estimated Future Development Costs	—
Accretion of Discount[3]	4,640
Net Change in Income Taxes[4]	(11,807)
Changes Resulting from Technical Reserves Revisions	42,351
Other[5]	(1,809)
Estimated Future Net Revenue at March 31, 2006	**191,472**

Notes:

(1) Company actual before income taxes, excluding general and administrative expenses.

(2) The impact of changes in prices and other economic factors on future net revenue.

(3) Estimated as 10 percent of the beginning of period pre-tax net present value.

(4) The difference between forecast income taxes at beginning of period and the actual taxes for the period plus forecast income taxes at the end of period.

(5) Includes changes due to revised production profiles, development timing, actual price received in the three month period ended March 31, 2006 versus forecast, etc.

* Table may not add due to rounding.

FUTURE DEVELOPMENT COSTS[1][2]

	FORECAST PRICES AND COSTS		CONSTANT PRICES AND COSTS
YEAR	TOTAL PROVED RESERVES	TOTAL PROVED PLUS PROBABLE RESERVES	TOTAL PROVED RESERVES
	(US M$)	(US M$)	(US M$)
2006	43,200	54,400	43,200
2007	29,682	53,958	29,100
2008	—	10,924	—
2009	—	—	—
2010	—	—	—
Thereafter	—	—	—
Total undiscounted	72,882	119,282	72,300
Total discounted at 10%	67,410	107,868	66,906

Notes:

(1) The above table sets forth development costs deducted in the estimation of the Company's future net revenue attributable to the reserve categories noted above.

(2) Future development costs are expected to be funded by internally generated cash flow, and from a combination of equity financing and debt, the costs of which are not expected to have an effect on the reserves or future net revenue.

* Table may not add due to rounding.

REMAINDER OF 2006 PRODUCTION ESTIMATES

The following table sets out the volume of the Company's production estimated for the year ended December 31, 2006 which is reflected in the estimate of future net revenue disclosed in the March D&M Report.

RESERVES CATEGORY	LIGHT AND MEDIUM OIL	
	Company Working Interest (bbl/d)	Company Net (bbl/d)
PROVED DEVELOPED PRODUCING		
Orito	1,992	1,833
Neiva	324	298
Total Proved Developed Producing	2,316	2,131
TOTAL PROVED		
Orito	2,186	2,011
Neiva	585	538
Total Proved	2,771	2,549
TOTAL PROVED PLUS PROBABLE		
Orito	2,688	2,473
Neiva	771	709
Total Proved Plus Probable[1]	3,459	3,182

Note:

(1) No production assigned to possible reserves.

* Table may not add due to rounding.

Notes to Reserve Data Tables

In the tables set forth in this Appendix A, the following definitions and other notes are applicable:

1. Crude oil reserves estimates presented in the D&M Reports are based on the definitions and guidelines contained in the COGE Handbook. A summary of those definitions is set forth below:

Reserve Categories

Reserves are estimated remaining quantities of crude oil anticipated to be recoverable from known accumulations, from a given date forward, based on:

- analysis of drilling, geological, geophysical and engineering data;
- the use of established technology; and
- specified economic conditions.

Reserves are classified according to the degree of certainty associated with the estimates.

(a) **Proved reserves** are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

(b) **Probable reserves** are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

(c) **Possible reserves** are those additional reserves that are less certain to be recovered than probable reserves. It is unlikely that the actual remaining quantities recovered will exceed the sum of the estimated proved plus probable plus possible reserves.

Other criteria that must also be met for the categorization of reserves are provided in the COGE Handbook.

Each of the proved and probable reserve categories may be divided into developed and undeveloped categories:

(d) **Developed reserves** are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (for example, when compared to the cost of drilling a well) to put the reserves on production. The developed category may be subdivided into producing and non-producing.

(i) **Developed producing reserves** are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.

(ii) **Developed non-producing reserves** are those reserves that either have not been on production, or have previously been on production, but are shut-in, and the date of resumption of production is unknown.

(e) **Undeveloped reserves** are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable) to which they are assigned.

In multi-well pools it may be appropriate to allocate total pool reserves between the developed and undeveloped categories or to subdivide the developed reserves for the pool between developed producing and developed non-producing. This allocation should be based on the estimator's assessment as to the reserves that will be recovered from specific wells, facilities and completion intervals in the pool and their respective development and production status.

Levels of Certainty for Reported Reserves

The qualitative certainty levels referred to in the definitions above are applicable to individual reserve entities (which refers to the lowest level at which reserves calculations are performed) and to reported reserves (which refers to the highest level sum of individual entity estimates for which reserve estimates are presented). Reported reserves should target the following levels of certainty under a specific set of economic conditions:

(a) at least a 90 percent probability that the quantities actually recovered will equal or exceed the estimated proved reserves;

(b) at least a 50 percent probability that the quantities actually recovered will equal or exceed the sum of the estimated proved plus probable reserves; and

(c) at least a 10 percent probability that the quantities actually recovered will equal or exceed the sum of the estimated proved plus probable plus possible reserves.

A qualitative measure of the certainty levels pertaining to estimates prepared for the various reserves categories is desirable to provide a clearer understanding of the associated risks and uncertainties. However, the majority of reserves estimates will be prepared using deterministic methods that do not provide a mathematically derived quantitative measure of probability. In principle, there should be no difference between estimates prepared using probabilistic or deterministic methods.

Additional clarification of certainty levels associated with reserve estimates and the effect of aggregation is provided in the COGE Handbook.

2. Forecast prices and costs

   Future prices and costs that are:

   (a) generally acceptable as being a reasonable outlook of the future; and

   (b) if and only to the extent that, there are fixed or presently determinable future prices or costs to which the Company is legally bound by a contractual or other obligation to supply a physical product, including those for an extension period of a contract that is likely to be extended, those prices or costs rather than the prices and costs referred to in paragraph (a).

   The forecast summary table contained on page A-5 of Appendix A identifies benchmark reference pricing utilized in the March D&M Report. The forecast summary table contained on page B-4 of Appendix B identifies benchmark reference pricing utilized in the December D&M Report.

3. Constant prices and costs

   Prices and costs used in an estimate that are:

   (a) the Company's prices and costs as at the effective date of the estimation, held constant throughout the estimated lives of the properties to which the estimate applies; and

   (b) if, and only to the extent that, there are fixed or presently determinable future prices or costs to which the Company is legally bound by a contractual or other obligation to supply a physical product, including those for an extension period of a contract that is likely to be extended, those prices or costs rather than the prices and costs referred to in paragraph (a).

   For the purposes of paragraph (a), the Company's prices are the posted prices for oil after historical adjustments for quality transportation, gravity and other factors.

   The constant crude oil benchmark reference pricing utilized in the March D&M Report were as set forth on page A-4 of Appendix A. The constant crude oil benchmark reference pricing utilized in the December D&M Report were as set forth on page B-4 of Appendix B.

4. Estimated future abandonment and reclamation costs related to a property have not been taken into account by D&M in determining reserves that should be attributed to a property and in determining the aggregate future net revenue therefrom.

5. Columns may not add due to rounding.

6. Both the constant and forecast price and cost assumptions assumed the continuance of current laws and regulations.

7. The extended character of all factual data supplied to D&M was accepted by D&M as represented. No field inspection was conducted.

8. Undeveloped Reserves

   Subject to the success of operations, within the next two years, the Company has the following plans regarding the development of proved and probable undeveloped reserves:

   The Company's undeveloped medium to light oil reserves in the D&M Reports are located in Colombia within the Orito Caballos reservoir and at Neiva. The Company's proved undeveloped reserves are planned to be developed through the drilling of nine locations at Orito and nine at Neiva during 2006 and 2007, along with workovers and fracture stimulations at Orito in 2006. The D&M Reports include an additional five probable and 15 possible locations at Orito and 15 probable locations at Neiva, which are expected to be drilled starting in 2006 and continuing through 2009.

Undeveloped reserves, like all projects, are subject to competition for capital and consequently may be delayed or accelerated from time to time.

9. Income Taxes

After Income Tax amounts are shown after Colombian income tax. The Company does not expect to pay Canadian income tax.

Significant Factors or Uncertainties Affecting Reserves Data

There are numerous uncertainties inherent in estimating quantities of proved reserves, including many factors beyond the control of the Company. The reserve data included herein represents estimates only. In general, estimates of economically recoverable crude oil reserves and the future net cash flows therefrom are based upon a number of variable factors and assumptions, such as historical production from the properties, the assumed effects of regulation by governmental agencies and future operating costs, all of which may vary considerably from actual results. The actual production, revenues, taxes and development and operating expenditures of the Company with respect to these reserves will vary from such estimates, and such variances could be material, provided that there is inherent degree of certainty associated with the particular reserves category disclosed.

Estimates with respect to proved reserves that may be developed and produced in the future are often based upon volumetric calculations and upon analogy to similar types of reserves rather than actual production history. Estimates based on these methods are generally less reliable than those based on actual production history. Subsequent evaluation of the same reserves based upon production history will result in variations, which may be substantial, in the estimated reserves.

Consistent with the securities disclosure legislation and policies of Canada, the Company has used forecast prices and costs in calculating reserve quantities included herein. Actual future net cash flows also will be affected by other factors such as actual production levels, supply and demand for oil, curtailments or increases in consumption by oil purchasers, changes in governmental regulation or taxation, currency exchange rates and the impact of inflation on costs.

The Company's reserves at the Orito and Neiva fields are also subject to an R Factor calculation under which the Company's interest in reserves decreases as the ratio of cumulative revenues to cumulative costs increases. Accordingly, at higher prices the Company's reserve values increase but reserve volumes decline, thereby increasing reserve uncertainty. See "Industry Conditions — Incremental Production Contracts (IPCs)".

Oil Wells

The following table summarizes the Company's interests as at December 31, 2005 and March 31, 2006 in oil wells, all of which are located onshore.

	Oil			
	Producing		Non-Producing[1]	
	Gross	Net	Gross	Net
Orito	53	42	65	51
Neiva	65	45	14	10
Total	118	87	79	61

Note:

(1) Wells also include wells that were drilled by the original holder of the blocks or Ecopetrol.

Undeveloped Land Holdings

The undeveloped land holdings of the Company total 2,516,966 acres (gross and net). Undeveloped acreage includes rights granted pursuant to Exploration Contracts and TEAs, which require certain work commitments. First term commitments for exploration licenses include evaluation of existing data and acquisition, processing and interpretation of additional seismic to be acquired by the Company. In the case of the Joropo Exploration Contract, the Company is in the second term, with a work commitment of drilling one exploration well. In the case of TEAs, the work commitment is interpretation of existing data. If, at the end of the exploration term, the Company elects not to proceed with additional work commitments, all or a portion of this acreage may revert back to the ANH. In addition, a portion of the Company's TEAs will revert to the ANH at the end of their term. The amount the Company retains will ultimately depend on the location and size of any acreage, if any, selected within the TEA for conversion to an Exploration Contract. See "Industry Conditions — Exploration Contracts and TEAs."

Forward Contracts and Future Commitments

See "Management's Discussion and Analysis — Liquidity and Capital Resources" in this prospectus for a description of future commitments and see Note 4, "Commitments and Contingencies", to PCL's interim financial statements as at and for the three months ended March 31, 2006 included in this prospectus and under the heading "Narrative Description of the Business" in this prospectus for a description of the forward contracts and future commitments of the Company.

The nature of the crude oil operations exposes the Company to risks associated with fluctuations in commodity prices and foreign currency exchange rates. To date, the Company has not utilized derivative instruments to manage these risks.

Abandonment and Reclamation Costs

Abandonment and reclamation costs were estimated for all legal obligations associated with the retirement of long-lived tangible assets such as wells, facilities and plants based on market prices or on the best information available where no market price was available. The estimated costs are then inflated at two percent over time until the actual retirement is expected to occur. In Colombia, Ecopetrol maintains ownership of all wells once the IPCs expire. Until the contracts expire, the Company is potentially liable for abandonment and reclamation costs for all wells drilled or intervened by the Company. As of March 31, 2006, 50 wells have either been drilled or intervened; however, the Company expects to incur costs on only 15 wells, due to the fact that most wells are expected to produce beyond the term of the IPCs. The Company estimates the total abandonment and reclamation costs net of salvage values of all the Company's operations to be $2.4 million on an undiscounted basis and $0.5 million discounted at 10 percent. In the next three financial years the Company does not anticipate incurring significant abandonment and reclamation costs. The calculation of future net revenue in Colombia excludes $2.4 million on an undiscounted basis and $0.5 million discounted at 10 percent, as these calculations do not include any costs for abandonment and reclamation activities in Colombia.

Tax Horizon

In Colombia, the Company's tax pools shelter it from paying current cash income taxes. The Company is subject to presumptive income tax and remittance tax in Colombia, see "Industry Conditions — Taxes". Based on the Company's current exploration and development plans, the Company does not expect to pay income tax within the next two years. As at December 31, 2005, the Company had $145.3 million (March 31, 2006 — $165.8 million) of Colombian tax pools available.

Environment

The Company continued its third year of operations in Colombia with 100 percent environmental compliance in executing its development programs and without any lost time accidents or environmental

incidents. The Company's social responsibility strategies include environmental compliance and promoting fundamental relationships with local communities and the provincial and national authorities.

The Ministry of Environment in Colombia requires environmental licenses for all new exploration activity in accordance with strict national regulations. The Company's comprehensive environmental impact assessments and management plans ensured that the environmental license for the first exploration well in the Joropo block was obtained in the shortest time possible. The Company also presented environmental management plans covering 3-D seismic projects on the Casanare Este, Corcel, Casimena and Las Aguilas exploration blocks.

The Company carries out its activities and operations in compliance with all relevant and applicable environmental regulations and best industry practice. At present, the Company believes that it meets all applicable environmental standards and regulations and has included appropriate amounts in its capital expenditure budget to continue to meet its continuing environmental obligations. The costs incurred by the Company in respect of continued environmental compliance and site abandonment and reclamation costs amounted to less than one percent of the total capital expenditures incurred by the Company in 2005. See "Industry Conditions — Environmental Regulation" and "Risk Factors — Risks Related to the Company and its Business — Environmental".

Community Relations

Petrominerales has established a community relations approach that is based on three principles:

- Local employment is promoted by identifying, providing and supporting job opportunities within Petrominerales' operating areas. This has been well received by the local communities and contributed to maintaining a positive relationship in and around our operations;

- Education and training programs are focused on strengthening the relationships between communities and the local authorities and on helping communities identify new markets for their goods and services to reduce their dependence on the oil business. Petrominerales' approach also encourages local community engagement in the government development planning process, and reinforces the link between oil revenues and municipal budgets; and

- Community engagement creates a partnership in the preparation of environmental base line studies for local environmental management, which strengthens the relationship with communities by combining Petrominerales' expertise and environmental approach with local knowledge of the environment and land management. The Company is continuing to build a relationship of trust by encouraging communities to become involved in all aspects of the Company's environmental management processes.

Petrominerales' approach has been cited by both the government and the oil industry as the best practice model to follow. As an example of this approach, Petrominerales recently conducted a highly successful community consultation process with the traditional Embera people of the La Venada indigenous reservation in connection with the west Orito/Las Aguilas 3-D seismic project. In Colombia during 2005, 99 indigenous consultation processes were undertaken by industry, with only three yielding positive agreements. The Petrominerales agreement resulted in participation of indigenous representatives in the environmental impact studies, which covered an important portion of their traditional territory. The process produced a set of agreements with the people of La Venada that, in the national context, was accomplished in a very short time frame and at a low cost. By the end of March 2006, the Company's seismic acquisition was completed with total environmental compliance and no health or safety incidents.

Fundación Vichituni

Petrominerales has created and initially funded Fundación Vichituni to assist in developing and enhancing basic social and environmental values in the regions directly influenced by the Company's operations. Vichituni, from the traditional Embera language, translates as "you are worthy". Fundación Vichituni's mission is to promote community growth and an enhanced quality of life. This Foundation involves entire communities, governments and third party partners contributing to the creation and completion of educational projects with a

focus on developmental issues. After comprehensive research and a careful strategic planning process, the Foundation has created two main lines of work in which this community development program will be focused on:

- Working with authorities and communities in the Land Use Plan of Putumayo, which will strengthen the local government's capacity to plan their development; and
- Increasing the knowledge of the cultural and traditional diversity of the communities in Putumayo, allowing a better use of the land by harmonizing diverse development approaches.

This foundation is also seeking international funding and partnerships with the goal of self-sustainability within the first two years of its operation.

Security

Although there are certain security risks associated with operating in Colombia, as there are in many countries, the security environment in Colombia has improved significantly since the election of President Alvaro Uribe in 2002, and the Company believes these risks can be effectively managed. Working with local communities promotes an atmosphere of mutual respect, benefit and trust, and thereby decreases the risk of serious security issues. Within Bogotá and in field operating areas, Petrominerales maintains contact with appropriate local, regional and national bodies to monitor any local security situations and mitigate risk. Crime statistics from the Colombian National Police indicate that in 2005, compared to 2002, homicides decreased by 40 percent, kidnapping decreased by 62 percent, pirating decreased by 50 percent and auto theft decreased approximately 40 percent. In the case of the energy industry, pipeline attacks decreased only slightly, but their impact on the industry has been significantly minimized. During the same period, terrorism against electricity infrastructure decreased approximately 43 percent.

Capital Expenditures

The following table summarizes capital expenditures related to the Company's activities for the three months ended March 31, 2006:

	($000)
Exploration drilling	3,638
Development drilling and completions	5,467
Seismic	4,769
Workovers and other	7,997
Total capital expenditures	21,871

Forecast Production and Capital Expenditures

The following diagrams represent the Company's working interest production before royalties, net operating income (revenues less royalties and operating costs) and capital expenditures by reserve category as forecast in the March D&M Report along with current production. This forecast does not incorporate any production from the Company's exploration land.

Annual Average Daily Working Interest Production (Before Royalties) By Reserve Case — March D&M Report — Forecast Prices and Costs



10,000
5,000
Bbl/d
Actual production April 2006
2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023
Year
Proved Developed Producing
Proved Undeveloped
Probable
Possible

Capital Expenditures and Net Operating Income (NOI) By Reserve Case — March D&M Report — Forecast Prices and Costs



140,000
120,000
100,000
80,000
60,000
40,000
20,000
US$000s
2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023
Year
Total Proved Capital Expenditures
Probable Capital Expenditures
Possible Capital Expenditures
Proved Developed Producing NOI
Total Proved NOI
Proved Plus Probable NOI
Proved Plus Probable Plus Possible NOI

Development

The following table summarizes the gross and net development wells in which the Company participated during the year ended December 31, 2005. There was one exploration well drilled at Joropo in the first quarter of 2006, which was dry and abandoned. All wells were located in Colombia.

	Development		Total	
	Gross	Net	Gross	Net
Development oil wells	3.0	2.4	3.0	2.4
Success rate	100%	100%	100%	100%

The Company's development plans are discussed under the heading "Narrative Description of the Business".

History

Production

The following table shows the Company's average working interest production volumes before deduction of royalties payable to others, and average netbacks received for each of the last five fiscal quarters by product type. See "Property Descriptions" for production volumes by major area.

	Three Months Ended				
	March 31, 2005	June 30, 2005	September 30, 2005	December 31, 2005	March 31, 2006
Average daily production (bbl/d)	1,072	1,024	1,073	955	1,356

As a result of recompletions and the completion of the Orito 117 and 118 wells, production in May 2006 averaged 2,588 bbl/d working interest to the Company before deduction of an eight percent royalty.

Light and Medium Crude Oil Netback ($ per bbl)

The following table shows the Company's crude oil netback values for the periods indicated.

	Three Months Ended				
	March 31, 2005	June 30, 2005	September 30, 2005	December 31, 2005	March 31, 2006
Average price received	49.13	52.34	60.24	52.50	59.03
Royalties	3.93	4.19	4.82	4.20	4.72
Operating costs[1]	8.46	10.09	9.41	10.08	9.66
Netback	36.74	38.06	46.01	38.22	44.65

Note:

(1) Operating costs are expenses incurred in the operation of producing properties and include items such as Ecopetrol operating fees, field staff salaries, repairs and maintenance, overhead fees and other costs.

FORM 51-101F2
REPORT ON RESERVES DATA BY
INDEPENDENT QUALIFIED RESERVES EVALUATOR OR AUDITOR

To the board of directors of Petrobank Energy and Resources Ltd. (the "Company"):

1. Pursuant to the request of the Company, we have evaluated the Company's reserves data as of March 31, 2006. The reserves data include the following:

   (a) (i) proved, proved-plus-probable, and proved-plus-probable-plus-possible oil and gas reserves estimated as of March 31, 2006, using forecast (as defined in our report) prices and costs; and

   (ii) the related estimated future net revenue for proved and proved-plus-probable reserves; and

   (b) (i) proved, proved-plus-probable, and proved-plus-probable-plus-possible oil and gas reserves estimated as of March 31, 2006, using constant (as defined in our report) prices and costs; and

   (ii) the related estimated future net revenue for proved and proved-plus-probable reserves.

2. The reserves data are the responsibility of the Company's management. Our responsibility is to express an opinion on the reserves data based on our evaluation.

   We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the "COGE Handbook") prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society).

3. Those standards require that we plan and perform an evaluation to assure that reserves estimates are free of material misstatement and are in accordance with principles and definitions presented in the COGE Handbook.

4. The following table sets forth the estimated future net revenue (before deduction of Canadian income taxes) in thousands of United States dollars (M US$) for proved-plus-probable reserves evaluated by us, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, evaluated as of March 31, 2006, and identifies the respective portions thereof that we have evaluated and reported to Company's management:

Independent Qualified Reserves Evaluator	Description and Effective Date of Evaluation	Location of Reserves	Net Present Value of Future Net Revenue (before Canadian Income Tax, Discounted at 10 Percent)			
			Audited	Evaluated	Reviewed	Total
			(M US$)	(M US$)	(M US$)	(M US$)
DeGolyer and MacNaughton	Appraisal Report as of March 31, 2006 on the Orito Field and Neiva Block in Colombia for Petrobank Energy and Resources Ltd. dated April 27, 2006	Colombia	Not Applicable	235,284	Not Applicable	235,284

5. In our opinion, the reserves and revenue evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook.

6. We have no responsibility to update our report referred to in paragraph 4 for events and circumstances occurring after the report preparation date.

7. Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

   Executed as to our report referred to above:

DeGolyer and MacNaughton, Dallas, Texas USA, dated April 27, 2006.

Submitted,

DeGOLYER and MacNAUGHTON

(signed) "R. M. Shuck, P.E."
R. M. Shuck, P.E.
Senior Vice President
DeGolyer and MacNaughton

FORM 51-101F3
REPORT OF MANAGEMENT AND DIRECTORS
ON OIL AND GAS DISCLOSURE

Terms to which a meaning is ascribed in National Instrument 51-101 have the same meaning herein.

Management of Petrominerales Ltd. (the "Company") are responsible for the preparation and disclosure, or arranging for the preparation and disclosure of information with respect to the Company's oil and gas activities in accordance with securities regulatory requirements. This information includes reserves data, which consist of the following:

(a) (i) Proved and Proved plus probable oil and gas reserves estimated as at March 31, 2006 using forecast prices and costs; and

(ii) the related estimated future net revenue; and

(b) (i) Proved and proved plus probable oil and gas reserves estimated as at March 31, 2006 using constant prices and costs; and

(ii) the related estimated future net revenue.

Independent qualified reserves evaluators have evaluated the Company's reserves data. The reports of the independent qualified reserves evaluators, to the extent not already filed, will be filed with securities regulatory authorities concurrently with this report.

The Board of Directors of the Company has:

(c) reviewed the Company's procedures for providing information to the independent qualified reserves evaluators;

(d) met with the independent qualified reserves evaluators to determine whether any restrictions affected the ability of the independent qualified reserves evaluators to report without reservation qualified reserves evaluators, to inquire whether there had been disputes between the previous independent qualified reserves evaluators; and

(e) reviewed the reserves data with management and the independent qualified reserves evaluators.

The Board of Directors has reviewed the Company's procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with Management. The Board of Directors has approved:

(f) the content and filing with securities regulatory authorities of the reserves data and other oil and gas information;

(g) the filing of the report of the independent qualified reserves evaluators; and

(h) the content and filing of this report.

Because the reserves data are based on judgements regarding future events, actual results will vary and the variations may be material.

signed "John D. Wright"

John D. Wright
President & Chief Executive Officer

signed "Steven J. Benedetti"

Steven J. Benedetti
Senior Vice President and Colombian Country Manager

signed "Jerald L. Oaks"

Jerald L. Oaks
Director

signed "Ernesto Sarpi"

Ernesto Sarpi
Director

June 12, 2006

APPENDIX B — OIL RESERVE INFORMATION EFFECTIVE DECEMBER 31, 2005

Disclosure of Reserves Data

Petrobank engaged D&M to evaluate PCL's oil reserves as at December 31, 2005, and in connection therewith D&M prepared the December D&M Report evaluating the Company's oil reserves as at December 31, 2005.

The reserves data set forth in this Appendix B are based upon evaluations by D&M with an effective date of December 31, 2005 contained in the December D&M Report. The reserves data summarizes the crude oil reserves of the Company and the net present values of future net revenue for these reserves using constant prices and costs and forecast prices and costs. The reserves data set forth complies with the requirements of NI 51-101. Additional information not required by NI 51-101 has been presented to provide continuity and additional information which we believe is important to the readers of this information. D&M was engaged by the Company's parent company, Petrobank, to provide evaluations of proved, probable, and possible reserves.

All of the Company's reserves are located in Colombia.

In preparing the December D&M Report, basic information was obtained from Petrominerales, which included land data, well information, geological information, reservoir studies, estimates of on-stream dates, contract information, current hydrocarbon product prices, operating cost data, capital budget forecasts, financial data and future operating plans. Other engineering, geological or economic data required to conduct the evaluations and upon which the December D&M Report are based was obtained from public records, other operators and from D&M non-confidential files. The extent and character of ownership and the accuracy of all factual data supplied for the independent evaluation, from all sources, was accepted by D&M as represented.

Estimated future net revenue based on the December D&M Report is presented in U.S. dollars. All evaluations and reviews of future net cash flow are stated prior to any provision for interest costs or general and administrative costs and after the deduction of estimated future capital expenditures for wells to which reserves have been assigned. It should not be assumed that the estimated future net cash flow shown below is representative of the fair market value of the Company's properties. There is no assurance that such price and cost assumptions will be attained and variances could be material. The recovery and reserve estimates of crude oil reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual crude oil reserves may be greater than or less than the estimates provided herein.

See "Statement of Reserves Data and Other Related Information — Disclosure of Reserves Data" in this prospectus for a description of the December D&M Report.

SUMMARY OF OIL AND GAS RESERVES
AS OF DECEMBER 31, 2005
CONSTANT PRICES AND COSTS

RESERVES CATEGORY	RESERVES — LIGHT AND MEDIUM OIL — Company Working Interest (mbbls)	Company Net (mbbls)
PROVED		
Developed Producing	2,141	1,971
Undeveloped	7,033	6,449
TOTAL PROVED	9,174	8,420
PROBABLE	5,939	5,414
TOTAL PROVED PLUS PROBABLE	15,113	13,834
POSSIBLE	6,159	5,587
PROVED PLUS PROBABLE PLUS POSSIBLE	21,272	19,421

Note:

* Table may not add due to rounding.

CONSTANT PRICES AND COSTS
NET PRESENT VALUES OF FUTURE NET REVENUE
AS OF DECEMBER 31, 2005

RESERVES CATEGORY	BEFORE INCOME TAXES DISCOUNTED AT (%/year)				AFTER INCOME TAXES DISCOUNTED AT (%/year)			
	0 (US M$)	5 (US M$)	10 (US M$)	15 (US M$)	0 (US M$)	5 (US M$)	10 (US M$)	15 (US M$)
PROVED								
Developed Producing	88,196	71,360	59,535	50,874	83,547	68,735	58,009	49,961
Undeveloped	221,192	165,783	126,059	96,841	157,606	118,700	90,346	69,165
TOTAL PROVED	309,388	237,143	185,594	147,715	241,153	187,435	148,355	119,126
PROBABLE	199,978	153,559	120,913	97,047	130,039	99,081	77,291	61,370
TOTAL PROVED PLUS PROBABLE	509,366	390,702	306,507	244,762	371,192	286,516	225,646	180,496
POSSIBLE	249,732	176,436	128,631	96,246	162,152	114,454	83,346	62,277
PROVED PLUS PROBABLE PLUS POSSIBLE	759,098	567,138	435,138	341,008	533,344	400,970	308,992	242,773

Note:

* Table may not add due to rounding.

TOTAL FUTURE NET REVENUE
(UNDISCOUNTED)
AS OF DECEMBER 31, 2005
CONSTANT PRICES AND COSTS

RESERVES CATEGORY	REVENUE	ROYALTIES	OPERATING COSTS	DEVELOPMENT COSTS	FUTURE NET REVENUE BEFORE INCOME TAXES	TAXES	FUTURE NET REVENUE AFTER INCOME TAXES
	(US M$)	(US M$)	(US M$)	(US M$)	(US M$)	(US M$)	(US M$)
TOTAL PROVED	455,467	36,437	35,242	74,400	309,388	68,235	241,153
TOTAL PROVED PLUS PROBABLE	746,515	59,721	57,528	119,900	509,366	138,174	371,192
TOTAL PROVED PLUS PROBABLE PLUS POSSIBLE	1,049,358	83,949	81,411	124,900	759,098	225,754	533,344

Note:

* Table may not add due to rounding.

FUTURE NET REVENUE
BY PRODUCTION GROUP
AS OF DECEMBER 31, 2005
CONSTANT PRICES AND COSTS

RESERVES CATEGORY	PRODUCTION GROUP	FUTURE NET REVENUE BEFORE INCOME TAXES (discounted at 10%/year)
		(US M$)
TOTAL PROVED	Light and Medium Crude Oil	185,594
TOTAL PROVED PLUS PROBABLE ...	Light and Medium Crude Oil	306,507
PROVED PLUS PROBABLE PLUS POSSIBLE	Light and Medium Crude Oil	435,138

SUMMARY OF OIL AND GAS RESERVES
AS OF DECEMBER 31, 2005
FORECAST PRICES AND COSTS

RESERVES CATEGORY	RESERVES LIGHT AND MEDIUM OIL Company Working Interest	Company Net
	(mbbls)	(mbbls)
PROVED		
Developed Producing	2,171	1,999
Undeveloped	7,411	6,796
TOTAL PROVED	9,582	8,795
PROBABLE	6,503	5,929
TOTAL PROVED PLUS PROBABLE	16,085	14,724
POSSIBLE	6,178	5,602
PROVED PLUS PROBABLE PLUS POSSIBLE	22,263	20,326

Note:

* Table may not add due to rounding.

FORECAST PRICES AND COSTS
NET PRESENT VALUE OF FUTURE NET REVENUE
AS OF DECEMBER 31, 2005

RESERVES CATEGORY	BEFORE INCOME TAXES DISCOUNTED AT (%/year)				AFTER INCOME TAXES DISCOUNTED AT (%/year)			
	0	5	10	15	0	5	10	15
	(US M$)	(US M$)	(US M$)	(US M$)	(US M$)	(US M$)	(US M$)	(US M$)
PROVED								
Developed Producing	80,244	64,469	53,579	45,717	76,011	62,136	52,258	44,944
Undeveloped	198,527	144,863	107,182	80,001	144,472	106,465	79,212	59,160
TOTAL PROVED	278,771	209,332	160,761	125,718	220,483	168,601	131,470	104,104
PROBABLE	188,917	142,450	110,272	87,090	123,416	92,292	70,700	55,136
TOTAL PROVED PLUS PROBABLE	467,688	351,782	271,033	212,808	343,899	260,893	202,170	159,240
POSSIBLE	222,421	156,405	113,630	84,802	144,561	101,579	73,729	54,956
PROVED PLUS PROBABLE PLUS POSSIBLE	690,109	508,187	384,663	297,610	488,460	362,472	275,899	214,196

Note:

* Table may not add due to rounding.

TOTAL FUTURE NET REVENUE
(UNDISCOUNTED)
AS OF DECEMBER 31, 2005
FORECAST PRICES AND COSTS

RESERVES CATEGORY	REVENUE	ROYALTIES	OPERATING COSTS	DEVELOPMENT COSTS	FUTURE NET REVENUE BEFORE INCOME TAXES	INCOME TAXES	FUTURE NET REVENUE AFTER INCOME TAXES
	(US M$)	(US M$)	(US M$)	(US M$)	(US M$)	(US M$)	(US M$)
TOTAL PROVED	428,105	32,248	40,104	74,982	278,771	58,288	220,483
TOTAL PROVED PLUS PROBABLE	712,991	57,039	66,882	121,382	467,688	123,789	343,899
PROVED PLUS PROBABLE PLUS POSSIBLE	988,996	79,120	93,192	126,575	690,109	201,649	488,460

Note:

* Table may not add due to rounding.

FUTURE NET REVENUE
BY PRODUCTION GROUP
AS OF DECEMBER 31, 2005
FORECAST PRICES AND COSTS

RESERVES CATEGORY	PRODUCTION GROUP	FUTURE NET REVENUE BEFORE INCOME TAXES (discounted at 10%/year)
		(US M$)
TOTAL PROVED	Light and Medium Crude Oil	160,761
TOTAL PROVED PLUS PROBABLE	Light and Medium Crude Oil	271,033
PROVED PLUS PROBABLE PLUS POSSIBLE	Light and Medium Crude Oil	384,663

Pricing Assumptions

The following sets forth the benchmark reference prices, reflected in the reserves data and utilized in the December D&M Report.

Summary of Pricing Assumptions Constant Prices and Costs

The December D&M Report assumed a WTI at Cushing constant price of US$61.11/bbl. The average selling price was US$50.74/bbl at Orito and US$44.61/bbl at Neiva.

SUMMARY OF PRICING ASSUMPTIONS
FORECAST PRICES AND COSTS

Year	WTI Crude Oil at Cushing	Average Selling Price at Orito	Average Selling Price at Neiva
	(US$/bbl)	(US$/bbl)	(US$/bbl)
2006	58.00	48.10	42.34
2007	56.38	46.72	41.15
2008	52.53	43.45	38.35
2009	51.69	42.74	37.73
2010	52.72	43.61	38.49
Thereafter	+2%/year	+2%/year	+2%/year

Note:

Light and medium crude oil prices averaged US$44.27/bbl at the wellhead in 2005.

RECONCILIATION OF COMPANY NET RESERVES
BY PRINCIPAL PRODUCT TYPE
FORECAST PRICES AND COSTS

	NET RESERVES		
	Light and Medium Oil		
	Total Proved	Total Probable	Total Proved Plus Probable
	(mbbls)	(mbbls)	(mmbbls)
December 31, 2004	5,192	3,511	8,703
Extensions	—	—	—
Improved Recovery	—	—	—
Technical Revisions	4,503	4,098	8,601
Discoveries	—	—	—
Acquisitions	—	—	—
Dispositions	—	—	—
Economic Factors	(554)	(1,680)	(2,234)
Production	(346)	—	(346)
December 31, 2005	8,795	5,929	14,724

Note:

* Table may not add due to rounding.

RECONCILIATION OF CHANGES IN NET PRESENT VALUES OF FUTURE NET REVENUE DISCOUNTED AT 10% PER YEAR TOTAL PROVED RESERVES CONSTANT PRICES AND COSTS

	2005
	(US M$)
Estimated Future Net Revenue at December 31, 2004 (without abandonment costs)	**68,994**
Oil and Gas Sales During the Period Net of Production Costs and Royalties[1]	(12,438)
Changes due to Prices, Royalties and Production Costs Related to Forecast Production[2]	35,358
Development Costs During the Period	20,915
Changes in Estimated Future Development Costs	(63,188)
Accretion of Discount[3]	8,249
Net Change in Income Taxes[4]	(23,744)
Changes Resulting from Technical Reserves Revisions	116,984
Other[5]	(2,775)
Estimated Future Net Revenue at December 31, 2005	**148,355**

Notes:

(1) Company actual before income taxes, excluding general and administrative expenses.

(2) The impact of changes in prices and other economic factors on future net revenue.

(3) Estimated as 10 percent of the beginning of period net present value.

(4) The difference between forecast income taxes at beginning of period and the actual taxes for the period plus forecast income taxes at the end of period.

(5) Includes changes due to revised production profiles, development timing, actual price received in 2005 versus forecast, etc.

* Table may not add due to rounding.

FUTURE DEVELOPMENT COSTS[1][2]

	FORECAST PRICES AND COSTS		CONSTANT PRICES AND COSTS
YEAR	TOTAL PROVED RESERVES	TOTAL PROVED PLUS PROBABLE RESERVES	TOTAL PROVED RESERVES
	(US M$)	(US M$)	(US M$)
2006	45,300	56,500	45,300
2007	29,682	53,958	29,100
2008	-	10,924	-
2009	-	-	-
2010	-	-	-
Thereafter	—	—	—
Total undiscounted	74,982	121,382	74,400
Total discounted at 10%	68,920	109,249	68,415

Notes:

(1) The above table sets forth development costs deducted in the estimation of the Company's future net revenue attributable to the reserve categories noted above.

(2) Future development costs are expected to be funded by internally generated cash flow, and from a combination of equity financing and debt, the costs of which are not expected to have an effect on the reserves or future net revenue.

* Table may not add due to rounding.

2006 PRODUCTION ESTIMATES

The following table sets out the volume of the Company's production estimated for the year ended December 31, 2006 which is reflected in the estimate of future net revenue disclosed in the December D&M Report.

RESERVES CATEGORY	LIGHT AND MEDIUM OIL	
	Company Working Interest (bbl/d)	Company Net (bbl/d)
PROVED DEVELOPED PRODUCING		
Orito	801	737
Neiva	223	205
Total Proved Developed Producing	1,024	942
TOTAL PROVED		
Orito	1,581	1,455
Neiva	417	384
Total Proved	1,998	1,838
TOTAL PROVED PLUS PROBABLE		
Orito	1,957	1,800
Neiva	557	512
Total Proved Plus Probable[(1)]	2,513	2,312

Note:

(1) No production assigned to possible reserves.

* Table may not add due to rounding.

Notes to Reserve Data Tables

In the tables set forth in this Appendix B, the following definitions and other notes are applicable:

1. Crude oil reserves estimates presented in the D&M Reports are based on the definitions and guidelines contained in the COGE Handbook. A summary of those definitions is set forth below:

   Reserve Categories

   Reserves are estimated remaining quantities of crude oil anticipated to be recoverable from known accumulations, from a given date forward, based on:

   - analysis of drilling, geological, geophysical and engineering data;
   - the use of established technology; and
   - specified economic conditions.

   Reserves are classified according to the degree of certainty associated with the estimates.

   (a) **Proved reserves** are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

   (b) **Probable reserves** are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

   (c) **Possible reserves** are those additional reserves that are less certain to be recovered than probable reserves. It is unlikely that the actual remaining quantities recovered will exceed the sum of the estimated proved plus probable plus possible reserves.

Other criteria that must also be met for the categorization of reserves are provided in the COGE Handbook.

Each of the proved and probable reserve categories may be divided into developed and undeveloped categories:

(d) **Developed reserves** are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (for example, when compared to the cost of drilling a well) to put the reserves on production. The developed category may be subdivided into producing and non-producing.

(i) **Developed producing reserves** are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.

(ii) **Developed non-producing reserves** are those reserves that either have not been on production, or have previously been on production, but are shut-in, and the date of resumption of production is unknown.

(e) **Undeveloped reserves** are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable) to which they are assigned.

In multi-well pools it may be appropriate to allocate total pool reserves between the developed and undeveloped categories or to subdivide the developed reserves for the pool between developed producing and developed non-producing. This allocation should be based on the estimator's assessment as to the reserves that will be recovered from specific wells, facilities and completion intervals in the pool and their respective development and production status.

Levels of Certainty for Reported Reserves

The qualitative certainty levels referred to in the definitions above are applicable to individual reserve entities (which refers to the lowest level at which reserves calculations are performed) and to reported reserves (which refers to the highest level sum of individual entity estimates for which reserve estimates are presented). Reported reserves should target the following levels of certainty under a specific set of economic conditions:

(a) at least a 90 percent probability that the quantities actually recovered will equal or exceed the estimated proved reserves;

(b) at least a 50 percent probability that the quantities actually recovered will equal or exceed the sum of the estimated proved plus probable reserves; and

(c) at least a 10 percent probability that the quantities actually recovered will equal or exceed the sum of the estimated proved plus probable plus possible reserves.

A qualitative measure of the certainty levels pertaining to estimates prepared for the various reserves categories is desirable to provide a clearer understanding of the associated risks and uncertainties. However, the majority of reserves estimates will be prepared using deterministic methods that do not provide a mathematically derived quantitative measure of probability. In principle, there should be no difference between estimates prepared using probabilistic or deterministic methods.

Additional clarification of certainty levels associated with reserve estimates and the effect of aggregation is provided in the COGE Handbook.

2. Forecast prices and costs

   Future prices and costs that are:

   (a) generally acceptable as being a reasonable outlook of the future; and

   (b) if and only to the extent that, there are fixed or presently determinable future prices or costs to which the Company is legally bound by a contractual or other obligation to supply a physical product, including those for an extension period of a contract that is likely to be extended, those prices or costs rather than the prices and costs referred to in paragraph (a).

   The forecast summary table contained on page A-5 of Appendix A identifies benchmark reference pricing utilized in the March D&M Report. The forecast summary table contained on page B-4 of Appendix B identifies benchmark reference pricing utilized in the December D&M Report.

3. Constant prices and costs

   Prices and costs used in an estimate that are:

   (a) the Company's prices and costs as at the effective date of the estimation, held constant throughout the estimated lives of the properties to which the estimate applies; and

   (b) if, and only to the extent that, there are fixed or presently determinable future prices or costs to which the Company is legally bound by a contractual or other obligation to supply a physical product, including those for an extension period of a contract that is likely to be extended, those prices or costs rather than the prices and costs referred to in paragraph (a).

   For the purposes of paragraph (a), the Company's prices are the posted prices for oil after historical adjustments for quality transportation, gravity and other factors.

   The constant crude oil benchmark reference pricing utilized in the March D&M Report were as set forth on page A-4 of Appendix A. The constant crude oil benchmark reference pricing utilized in the December D&M Report were as set forth on page B-4 of Appendix B.

4. Estimated future abandonment and reclamation costs related to a property have not been taken into account by D&M in determining reserves that should be attributed to a property and in determining the aggregate future net revenue therefrom.

5. Columns may not add due to rounding.

6. Both the constant and forecast price and cost assumptions assumed the continuance of current laws and regulations.

7. The extended character of all factual data supplied to D&M was accepted by D&M as represented. No field inspection was conducted.

8. Undeveloped Reserves

   Subject to the success of operations, within the next two years, the Company has the following plans regarding the development of proved and probable undeveloped reserves:

   The Company's undeveloped medium to light oil reserves in the D&M Reports are located in Colombia within the Orito Caballos reservoir and at Neiva. The Company's proved undeveloped reserves are planned to be developed through the drilling of nine locations at Orito and nine at Neiva during 2006 and 2007, along with workovers and fracture stimulations at Orito in 2006. The D&M Reports include an additional five probable and 15 possible locations at Orito and 15 probable locations at Neiva, which are expected to be drilled starting in 2006 and continuing through 2009.

   Undeveloped reserves, like all projects, are subject to competition for capital and consequently may be delayed or accelerated from time to time.

9. Income Taxes

After Income Tax amounts are shown after Colombian income tax. The Company does not expect to pay Canadian income tax.

Significant Factors or Uncertainties Affecting Reserves Data

There are numerous uncertainties inherent in estimating quantities of proved reserves, including many factors beyond the control of the Company. The reserve data included herein represents estimates only. In general, estimates of economically recoverable crude oil reserves and the future net cash flows therefrom are based upon a number of variable factors and assumptions, such as historical production from the properties, the assumed effects of regulation by governmental agencies and future operating costs, all of which may vary considerably from actual results. The actual production, revenues, taxes and development and operating expenditures of the Company with respect to these reserves will vary from such estimates, and such variances could be material, provided that there is inherent degree of certainty associated with the particular reserves category disclosed.

Estimates with respect to proved reserves that may be developed and produced in the future are often based upon volumetric calculations and upon analogy to similar types of reserves rather than actual production history. Estimates based on these methods are generally less reliable than those based on actual production history. Subsequent evaluation of the same reserves based upon production history will result in variations, which may be substantial, in the estimated reserves.

Consistent with the securities disclosure legislation and policies of Canada, the Company has used forecast prices and costs in calculating reserve quantities included herein. Actual future net cash flows also will be affected by other factors such as actual production levels, supply and demand for oil, curtailments or increases in consumption by oil purchasers, changes in governmental regulation or taxation, currency exchange rates and the impact of inflation on costs.

The Company's reserves at the Orito and Neiva fields are also subject to an R Factor calculation under which the Company's interest in reserves decreases as the ratio of cumulative revenues to cumulative costs increases. Accordingly, at higher prices the Company's reserve values increase but reserve volumes decline, thereby increasing reserve uncertainty. See "Industry Conditions — Incremental Production Contracts (IPCs)".

Oil Wells

The following table summarizes the Company's interests as at December 31, 2005 in oil wells, all of which are located onshore.

	Oil			
	Producing		Non-Producing[1]	
	Gross	Net	Gross	Net
Orito	53	42	65	51
Neiva	65	45	14	10
Total	118	87	79	61

Note:

(1) Wells also include wells that were drilled by the original holder of the blocks or Ecopetrol.

Undeveloped Land Holdings

The undeveloped land holdings of the Company total 2,516,966 acres (gross and net). Undeveloped acreage includes rights granted pursuant to Exploration Contracts and TEAs, which require certain work commitments. First term commitments for exploration licenses include evaluation of existing data and acquisition, processing and interpretation of additional seismic to be acquired by the Company. In the case of the Joropo Exploration Contract, the Company is in the second term, with a work commitment of drilling one exploration well. In the

case of TEAs, the work commitment is interpretation of existing data. If, at the end of the exploration term, the Company elects not to proceed with additional work commitments, all or a portion of this acreage may revert back to the ANH. In addition, a portion of the Company's TEAs will revert to the ANH at the end of their term. The amount the Company retains will ultimately depend on the location and size of any acreage, if any, selected within the TEA for conversion to an Exploration Contract. See "Industry Conditions — Exploration Contracts and TEAs."

Forward Contracts and Future Commitments

See "Management's Discussion and Analysis — Liquidity and Capital Resources" in this prospectus for a description of future commitments and see Note 11, "Commitments and Contingencies", to PCL's financial statements as at and for the year ended December 31, 2005 included in this prospectus and under the heading "Narrative Description of the Business" in this prospectus for a description of the forward contracts and future commitments of the Company.

The nature of the crude oil operations exposes the Company to risks associated with fluctuations in commodity prices and foreign currency exchange rates. To date, the Company has not utilized derivative instruments to manage these risks.

Abandonment and Reclamation Costs

Abandonment and reclamation costs were estimated for all legal obligations associated with the retirement of long-lived tangible assets such as wells, facilities and plants based on market prices or on the best information available where no market price was available. The estimated costs are then inflated at two percent over time until the actual retirement is expected to occur. In Colombia, Ecopetrol maintains ownership of all wells once the IPCs expire. Until the contracts expire, the Company is potentially liable for abandonment and reclamation costs for all wells drilled or intervened by the Company. As of December 31, 2005, 50 wells have either been drilled or intervened; however, the Company expects to incur costs on only 15 wells, due to the fact that most wells are expected to produce beyond the term of the IPCs. The Company estimates the total abandonment and reclamation costs net of salvage values of all the Company's operations to be $2.4 million on an undiscounted basis and $0.5 million discounted at 10 percent. In the next three financial years the Company does not anticipate incurring significant abandonment and reclamation costs. The calculation of future net revenue in Colombia excludes $2.4 million on an undiscounted basis and $0.5 million discounted at 10 percent, as these calculations do not include any costs for abandonment and reclamation activities in Colombia.

Tax Horizon

In Colombia, the Company's tax pools shelter it from paying current cash income taxes. The Company is subject to presumptive income tax and remittance tax in Colombia, see "Industry Conditions — Taxes". Based on the Company's current exploration and development plans, the Company does not expect to pay income tax within the next two years. As at December 31, 2005, the Company had $145.3 million of Colombian tax pools available.

Environment

The Company continued its third year of operations in Colombia with 100 percent environmental compliance in executing its development programs and without any lost time accidents or environmental incidents. The Company's social responsibility strategies include environmental compliance and promoting fundamental relationships with local communities and the provincial and national authorities.

The Ministry of Environment in Colombia requires environmental licenses for all new exploration activity in accordance with strict national regulations. The Company's comprehensive environmental impact assessments and management plans ensured that the environmental license for the first exploration well in the Joropo block was obtained in the shortest time possible. The Company also presented environmental management plans covering 3-D seismic projects on the Casanare Este, Corcel, Casimena and Las Aguilas exploration blocks.

The Company carries out its activities and operations in compliance with all relevant and applicable environmental regulations and best industry practice. At present, the Company believes that it meets all applicable environmental standards and regulations and has included appropriate amounts in its capital expenditure budget to continue to meet its continuing environmental obligations. The costs incurred by the Company in respect of continued environmental compliance and site abandonment and reclamation costs amounted to less than one percent of the total capital expenditures incurred by the Company in 2005. See "Industry Conditions — Environmental Regulation" and "Risk Factors — Risks Related to the Company and its Business — Environmental".

Community Relations

Petrominerales has established a community relations approach that is based on three principles:

- Local employment is promoted by identifying, providing and supporting job opportunities within Petrominerales' operating areas. This has been well received by the local communities and contributed to maintaining a positive relationship in and around our operations;

- Education and training programs are focused on strengthening the relationships between communities and the local authorities and on helping communities identify new markets for their goods and services to reduce their dependence on the oil business. Petrominerales' approach also encourages local community engagement in the government development planning process, and reinforces the link between oil revenues and municipal budgets; and

- Community engagement creates a partnership in the preparation of environmental base line studies for local environmental management, which strengthens the relationship with communities by combining Petrominerales' expertise and environmental approach with local knowledge of the environment and land management. The Company is continuing to build a relationship of trust by encouraging communities to become involved in all aspects of the Company's environmental management processes.

Petrominerales' approach has been cited by both the government and the oil industry as the best practice model to follow. As an example of this approach, Petrominerales recently conducted a highly successful community consultation process with the traditional Embera people of the La Venada indigenous reservation in connection with the west Orito/Las Aguilas 3-D seismic project. In Colombia during 2005, 99 indigenous consultation processes were undertaken by industry, with only three yielding positive agreements. The Petrominerales agreement resulted in participation of indigenous representatives in the environmental impact studies, which covered an important portion of their traditional territory. The process produced a set of agreements with the people of La Venada that, in the national context, was accomplished in a very short time frame and at a low cost. By the end of March 2006, the Company's seismic acquisition was completed with total environmental compliance and no health or safety incidents.

Fundación Vichituni

Petrominerales has created and initially funded Fundación Vichituni to assist in developing and enhancing basic social and environmental values in the regions directly influenced by the Company's operations. Vichituni, from the traditional Embera language, translates as "you are worthy". Fundación Vichituni's mission is to promote community growth and an enhanced quality of life. This Foundation involves entire communities, governments and third party partners contributing to the creation and completion of educational projects with a focus on developmental issues. After comprehensive research and a careful strategic planning process, the Foundation has created two main lines of work in which this community development program will be focused on:

- Working with authorities and communities in the Land Use Plan of Putumayo, which will strengthen the local government's capacity to plan their development; and

- Increasing the knowledge of the cultural and traditional diversity of the communities in Putumayo, allowing a better use of the land by harmonizing diverse development approaches.

This foundation is also seeking international funding and partnerships with the goal of self-sustainability within the first two years of its operation.

Security

Although there are certain security risks associated with operating in Colombia, as there are in many countries, the security environment in Colombia has improved significantly since the election of President Alvaro Uribe in 2002, and the Company believes these risks can be effectively managed. Working with local communities promotes an atmosphere of mutual respect, benefit and trust, and thereby decreases the risk of serious security issues. Within Bogotá and in field operating areas, Petrominerales maintains contact with appropriate local, regional and national bodies to monitor any local security situations and mitigate risk. Crime statistics from the Colombian National Police indicate that in 2005, compared to 2002, homicides decreased by 40 percent, kidnapping decreased by 62 percent, pirating decreased by 50 percent and auto theft decreased approximately 40 percent. In the case of the energy industry, pipeline attacks decreased only slightly, but their impact on the industry has been significantly minimized. During the same period, terrorism against electricity infrastructure decreased approximately 43 percent.

Capital Expenditures

The following table summarizes capital expenditures related to the Company's activities for the year ended December 31, 2005:

	($000)
Development drilling and completions	18,683
Facilities and equipment	293
Seismic	5,095
Workovers and other	14,353
Total capital expenditures	38,424

Development

The following table summarizes the gross and net development wells in which the Company participated during the year ended December 31, 2005. All wells were located in Colombia.

	Development		Total	
	Gross	Net	Gross	Net
Development oil wells	3.0	2.4	3.0	2.4
Success rate	100%	100%	100%	100%

The Company's development plans are discussed under the heading "Narrative Description of the Business".

History

Production

The following table shows the Company's average working interest production volumes before deduction of royalties payable to others, and average netbacks received for each of the last four fiscal quarters by product type. See "Property Descriptions" for production volumes by major area.

	Three Months Ended			
	March 31, 2005	June 30, 2005	September 30, 2005	December 31, 2005
Average daily production (bbl/d)	1,072	1,024	1,073	955

Average daily working interest production averaged 1,356 bbl/d in the first quarter of 2006. As a result of recompletions and the completion of the Orito 117 and 118 wells, production in May 2006 averaged 2,588 bbl/d working interest to the Company before deduction of an eight percent royalty.

Light and Medium Crude Oil Netback ($ per bbl)

The following table shows the Company's crude oil netback values for the periods indicated.

	Three Months Ended			
	March 31, 2005	**June 30, 2005**	**September 30, 2005**	**December 31, 2005**
Average price received	49.13	52.34	60.24	52.50
Royalties	3.93	4.19	4.82	4.20
Operating costs[(1)]	8.46	10.09	9.41	10.08
Netback	36.74	38.06	46.01	38.22

Note:

(1) Operating costs are expenses incurred in the operation of producing properties and include items such as Ecopetrol operating fees, field staff salaries, repairs and maintenance, overhead fees and other costs.

FORM 51-101F2
REPORT ON RESERVES DATA BY
INDEPENDENT QUALIFIED RESERVES EVALUATOR OR AUDITOR

To the board of directors of Petrobank Energy and Resources Ltd. (the "Company"):

1. Pursuant to the request of the Company, we have evaluated the Company's reserves data as of December 31, 2005. The reserves data include the following:

   (a) (i) proved, proved-plus-probable, and proved-plus-probable-plus-possible oil and gas reserves estimated as of December 31, 2005, using forecast (as defined in our report) prices and costs; and

   (ii) the related estimated future net revenue for proved and proved-plus-probable reserves; and

   (b) (i) proved, proved-plus-probable, and proved-plus-probable-plus-possible oil and gas reserves estimated as of December 31, 2005, using constant (as defined in our report) prices and costs; and

   (ii) the related estimated future net revenue for proved and proved-plus-probable reserves.

2. The reserves data are the responsibility of the Company's management. Our responsibility is to express an opinion on the reserves data based on our evaluation.

   We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the "COGE Handbook") prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society).

3. Those standards require that we plan and perform an evaluation to assure that reserves estimates are free of material misstatement and are in accordance with principles and definitions presented in the COGE Handbook.

4. The following table sets forth the estimated future net revenue (before deduction of Canadian income taxes) in thousands of United States dollars (M US$) for proved-plus-probable reserves evaluated by us, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, evaluated as of December 31, 2005, and identifies the respective portions thereof that we have evaluated and reported to Company's management:

Independent Qualified Reserves Evaluator	Description and Effective Date of Evaluation	Location of Reserves	Net Present Value of Future Net Revenue (before Canadian Income Tax, Discounted at 10 Percent)			
			Audited	Evaluated	Reviewed	Total
			(M US$)	(M US$)	(M US$)	(M US$)
DeGolyer and MacNaughton	Appraisal Report as of December 31, 2005 on the Orito Field and Neiva Block in Colombia for Petrobank Energy and Resources Ltd. dated March 8, 2006	Colombia	Not Applicable	202,170	Not Applicable	202,170

5. In our opinion, the reserves and revenue evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook.

6. We have no responsibility to update our report referred to in paragraph 4 for events and circumstances occurring after the report preparation date.

7. Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

Executed as to our report referred to above:

DeGolyer and MacNaughton, Dallas, Texas USA, dated March 8, 2006.

Submitted,

DeGOLYER and MacNAUGHTON

(signed) "R. M. Shuck, P.E."
R. M. Shuck, P.E.
Senior Vice President
DeGolyer and MacNaughton

FORM 51-101F3
REPORT OF MANAGEMENT AND DIRECTORS
ON OIL AND GAS DISCLOSURE

Terms to which a meaning is ascribed in National Instrument 51-101 have the same meaning herein.

Management of Petrominerales Ltd. (the "Company") are responsible for the preparation and disclosure, or arranging for the preparation and disclosure of information with respect to the Company's oil and gas activities in accordance with securities regulatory requirements. This information includes reserves data, which consist of the following:

(a) (i) Proved and Proved plus probable oil and gas reserves estimated as at December 31, 2005 using forecast prices and costs; and

(ii) the related estimated future net revenue; and

(b) (i) Proved oil and gas reserves estimated as at December 31, 2005 using constant prices and costs; and

(ii) the related estimated future net revenue.

Independent qualified reserves evaluators have evaluated the Company's reserves data. The reports of the independent qualified reserves evaluators, to the extent not already filed, will be filed with securities regulatory authorities concurrently with this report.

The Board of Directors of the Company has:

(c) reviewed the Company's procedures for providing information to the independent qualified reserves evaluators;

(d) met with the independent qualified reserves evaluators to determine whether any restrictions affected the ability of the independent qualified reserves evaluators to report without reservation qualified reserves evaluators, to inquire whether there had been disputes between the previous independent qualified reserves evaluators; and

(e) reviewed the reserves data with management and the independent qualified reserves evaluators.

The Board of Directors has reviewed the Company's procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with Management. The Board of Directors has approved:

(f) the content and filing with securities regulatory authorities of the reserves data and other oil and gas information;

(g) the filing of the report of the independent qualified reserves evaluators; and

(h) the content and filing of this report.

Because the reserves data are based on judgements regarding future events, actual results will vary and the variations may be material.

signed "John D. Wright"

John D. Wright
President & Chief Executive Officer

signed "Steven J. Benedetti"

Steven J. Benedetti
Senior Vice President and Colombian Country Manager

signed "Jerald L. Oaks"

Jerald L. Oaks
Director

signed "Ernesto Sarpi"

Ernesto Sarpi
Director

May 5, 2006

INDEX TO FINANCIAL STATEMENTS

COMPILATION REPORT

To the Directors of Petrominerales Ltd.

We have read the accompanying unaudited pro forma consolidated balance sheet of Petrominerales Ltd. (the "Company") as at March 31, 2006 and the unaudited pro forma consolidated statements of operations for the three months ended March 31, 2006 and for the year ended December 31, 2005, and have performed the following procedures:

1. Compared the figures in the columns captioned "PM" to the audited balance sheet of the Company as at April 20, 2006, and found them to be in agreement.
2. Compared the figures in the columns captioned "PCL" to the unaudited interim financial statements of Petrominerales Colombia Ltd. as at March 31, 2006 and for the three months then ended, and the audited financial statements of Petrominerales Colombia Ltd. as at December 31, 2005 and for the year then ended and found them to be in agreement.
3. Made enquiries of certain officials of the Company who have responsibility for financial and accounting matters about:

   (a) the basis for determination of the pro forma adjustments; and

   (b) whether the unaudited pro forma consolidated financial statements comply as to form in all material respects with the regulatory requirements of the various Securities Commissions and similar regulatory authorities in Canada.

   The officials of the Company:

   (c) described to us the basis for determination of the pro forma adjustments; and

   (d) stated that the unaudited pro forma consolidated financial statements comply as to form in all material respects with the regulatory requirements of the various Securities Commissions and similar regulatory authorities in Canada.
4. Read the notes to the unaudited pro forma consolidated financial statements and found them to be consistent with the basis described to us for determination of the pro forma adjustments.
5. Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned "PM" and "PCL" as at March 31, 2006, and for the three months then ended and for the year ended December 31, 2005, and found the amounts in the column captioned "PM Pro Forma" to be arithmetically correct.

Pro forma financial statements are based on management's assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the unaudited pro forma financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

Calgary, Canada
June 13, 2006

(Signed) DELOITTE & TOUCHE LLP
Chartered Accountants

PETROMINERALES LTD.

PRO FORMA CONSOLIDATED BALANCE SHEET
(Unaudited, thousands of Canadian dollars)

As at March 31, 2006	PM	PCL	Pro Forma Adjustments (Note 2)	PM Pro Forma
Assets				
Current assets				
Cash and cash equivalents	$ —	$ 124	$ 55,800	$ 55,924
Accounts receivable and other current assets	—	6,135	—	6,135
	—	6,259	55,800	62,059
Capital assets	—	119,841	—	119,841
	$ —	$126,100	$ 55,800	$181,900
Liabilities and Shareholders' Equity				
Current liabilities				
Accounts payable and accrued liabilities	$ —	$ 16,702	$ —	$ 16,702
Asset retirement obligations	—	669	—	669
	—	17,371	—	17,371
Shareholders' equity				
Common shares	—	18	174,901	174,919
Contributed surplus	—	119,101	(119,101)	—
Deficit	—	(10,390)	—	(10,390)
	—	108,729	55,800	164,529
	$ —	$126,100	$ 55,800	$181,900

PETROMINERALES LTD.

PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
(Unaudited, thousands of Canadian dollars)

For the year ended December 31, 2005	PM	PCL	Pro Forma Adjustments	PM Pro Forma
Revenues				
Crude oil	$ —	$20,177	$ —	$20,177
Royalties	—	(1,614)	—	(1,614)
	—	18,563	—	18,563
Expenses				
Production	—	3,571	—	3,571
General and administrative	—	3,536	—	3,536
Foreign exchange loss	—	199	—	199
Depletion, depreciation and accretion	—	6,974	—	6,974
	—	14,280	—	14,280
Income before taxes	—	4,283	—	4,283
Taxes	—	(1,556)	—	(1,556)
Net income	$ —	$ 2,727	$ —	$ 2,727
Earnings per share (Note 3)				$ 0.03

PETROMINERALES LTD.

PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
(Unaudited, thousands of Canadian dollars)

For the three months ended March 31, 2006	PM	PCL	Pro Forma Adjustments	PM Pro Forma
Revenues				
Crude oil	$ —	$7,204	$ —	$7,204
Royalties	—	(576)	—	(576)
	—	6,628	—	6,628
Expenses				
Production	—	1,179	—	1,179
General and administrative	—	961	—	961
Foreign exchange loss	—	105	—	105
Depletion, depreciation and accretion	—	2,258	—	2,258
	—	4,503	—	4,503
Income before taxes	—	2,125	—	2,125
Taxes	—	(500)	—	(500)
Net income	$ —	$1,625	$ —	$1,625
Earnings per share (Note 3)				$ 0.02

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005 and March 31, 2006
(Unaudited, in Canadian dollars)

NOTE 1 — BASIS OF PRESENTATION

The accompanying unaudited pro forma consolidated financial statements (the "Pro Forma Financial Statements") of Petrominerales Ltd. (the "Company") have been prepared by management in accordance with Canadian generally accepted accounting principles for inclusion in a prospectus relating to the initial public offering and secondary offering of common shares of the Company.

The Company was incorporated on April 20, 2006. Pursuant to an underwriting agreement dated June 13, 2006, the Company agreed to sell 16,000,000 common shares in an initial public offering from treasury on an underwritten basis, and the Company's shareholder, Petro International Ltd. agreed to sell up to 4,000,000 common shares of the Company held by it through a secondary offering of Petro International Ltd.'s shareholdings of the Company on a "best efforts" basis, in each case at a price of $3.75 per common share.

Pursuant to a share exchange agreement dated June 9, 2006, the Company acquired all of the issued and outstanding common shares of Petrominerales Colombia Ltd. ("PCL") from Petro International Ltd. in exchange for 78,999,900 newly issued common shares of the Company.

The Pro Forma Financial Statements have been prepared from and should be read in conjunction with:

- The audited balance sheet of the Company as at April 20, 2006;
- The audited financial statements of PCL as at December 31, 2005 and 2004 and for each of the years in the three year period ended December 31, 2005; and
- The unaudited interim financial statements of PCL as at and for the three month period ended March 31, 2006.

Accounting policies used in the preparation of the Pro Forma Financial Statements are in accordance with those used in the preparation of PCL's audited financial statements as at December 31, 2005 and 2004 and for each of the years in the three year period ended December 31, 2005.

The acquisition of PCL by the Company is a non-arms length transaction between 100 percent owned subsidiaries of Petrobank Energy and Resources Ltd. and as such is recorded at carrying values.

The underlying assumptions for the pro forma adjustments provide a reasonable basis for presenting the significant financial effects directly attributable to the transactions discussed herein, however, the Pro Forma Financial Statements are not necessarily indicative of the results of operations expected in future years.

NOTE 2 — PRO FORMA ADJUSTMENTS

The unaudited pro forma consolidated balance sheet gives effect to the following transactions as if they had occurred on March 31, 2006 while the unaudited pro forma consolidated statement of operations for the three month period ended March 31, 2006 and for the year ended December 31, 2005 give effect to the following transactions as if they had occurred on January 1, 2005.

(a) The initial public offering of 16,000,000 common shares of the Company from treasury for net proceeds of $55.8 million.

(b) The incorporation of the Company and, in connection with the closing of the initial public offering, the acquisition of all of the issued and outstanding common shares of PCL by the Company in exchange for 78,999,900 common shares of the Company.

(c) The amount shown as contributed surplus on PCL's audited financial statements has been included in common shares as if PCL and the Company had been combined since inception.

NOTE 3 — EARNINGS PER SHARE

Pro forma earnings per share for the three months ended March 31, 2006 and the year ended December 31, 2005 have been calculated using 95,000,000 outstanding common shares, as demonstrated in the table below:

	Number of Common Shares
Incorporation	100
Issued pursuant to share exchange agreement	78,999,900
Issued pursuant to initial public offering	16,000,000
Pro forma outstanding common shares	95,000,000

PETROMINERALES COLOMBIA LTD.

BALANCE SHEETS

(Unaudited, thousands of Canadian dollars)

	As at	
	March 31, 2006	**December 31, 2005**
Assets		
Current assets		
Cash and cash equivalents	**$ 124**	$ 132
Accounts receivable and other current assets	**6,135**	2,651
	6,259	2,783
Capital assets	**119,841**	100,187
	$126,100	$102,970
Liabilities and Shareholder's Equity		
Current liabilities		
Accounts payable and accrued liabilities	**$ 16,702**	$ 20,534
Asset retirement obligations (Note 3)	**669**	628
	17,371	21,162
Shareholder's equity		
Common shares (Note 2)	**18**	18
Contributed surplus (Note 2)	**119,101**	93,805
Deficit	**(10,390)**	(12,015)
	108,729	81,808
	$126,100	$102,970

See accompanying notes to these financial statements.

PETROMINERALES COLOMBIA LTD.

STATEMENTS OF OPERATIONS AND RETAINED EARNINGS

(Unaudited, thousands of Canadian dollars)

	Three months ended March 31,	
	2006	**2005**
Revenues		
Crude oil	**$ 7,204**	$ 4,740
Royalties	**(576)**	(379)
	6,628	4,361
Expenses		
Production	**1,179**	816
General and administrative	**961**	851
Foreign exchange loss	**105**	167
Depletion, depreciation and accretion	**2,258**	1,666
	4,503	3,500
Income before taxes	**2,125**	861
Taxes	**(500)**	(337)
Net income	**1,625**	524
Deficit, beginning of period	**(12,015)**	(14,742)
Deficit, end of period	**$(10,390)**	$(14,218)

See accompanying notes to these financial statements.

PETROMINERALES COLOMBIA LTD.

STATEMENTS OF CASH FLOW

(Unaudited, thousands of Canadian dollars)

	Three months ended March 31, 2006	Three months ended March 31, 2005
Operating Activities		
Net income	**$ 1,625**	$ 524
Depletion, depreciation and accretion	**2,258**	1,666
	3,883	2,190
Changes in other non-cash working capital	**(2,988)**	(1,926)
	895	264
Financing Activities		
Contributed surplus received	**25,296**	3,933
	25,296	3,933
Investing Activities		
Expenditures on capital assets	**(21,871)**	(4,901)
Changes in other non-cash working capital	**(4,328)**	974
	(26,199)	(3,927)
Net change in cash position	**(8)**	270
Cash and cash equivalents, beginning of period	**132**	89
Cash and cash equivalents, end of period	**$ 124**	$ 359

See accompanying notes to these financial statements.

(All tabular amounts are expressed in thousands of Canadian dollars)

NOTE 1 — SIGNIFICANT ACCOUNTING POLICIES

The interim financial statements for Petrominerales Colombia Ltd. ("Petrominerales" or the "Company") as at and for the three months ended March 31, 2006 should be read in conjunction with the audited financial statements as at and for the year ended December 31, 2005. The notes to these unaudited interim financial statements do not conform in all respects to the note disclosure requirements of generally accepted accounting policies for annual financial statements. These unaudited interim financial statements are prepared using the same accounting policies and methods of computation as disclosed in the audited financial statements as at and for the year ended December 31, 2005.

NOTE 2 — SHARE CAPITAL

As at March 31, 2006 the Company had 12,000 common shares outstanding, par value of US$1.00 per share, in the amount of $18,000.

To date, the Company has funded operations with equity contributions from its indirect parent company, Petrobank Energy and Resources Ltd. ("Petrobank"), which have been recorded as contributed surplus.

NOTE 3 — ASSET RETIREMENT OBLIGATIONS

Changes to asset retirement obligations were as follows:

	Three months ended March 31,	
	2006	**2005**
Asset retirement obligations, beginning of period	**$628**	$422
Accretion expense	**13**	6
Changes in estimated future cash flows and other	**28**	—
Asset retirement obligations, end of period	**$669**	$428

The obligations have been calculated using an inflation rate of two percent and discounted using a credit-adjusted risk free rate of eight percent per annum. Most of these obligations are not expected to be paid until the end of the related Incremental Production Contract, 17.25 years in the future, and are expected to be funded from the Company's general resources available at the time of settlement. The total undiscounted amount of estimated cash flows required to settle the obligations is $2.5 million (2005 — $2.1 million).

NOTE 4 — COMMITMENTS AND CONTINGENCIES

The Company has estimated work commitments remaining on its exploration contracts in Colombia totaling US$4.0 million which are to be incurred by the end of 2006 and includes drilling one exploration well on the Joropo block in the Llanos basin. If the proposed Chicago exploration contract is awarded, the Company would commit to drilling two exploration wells and acquire 3-D seismic data during a 23-month period at an estimated cost of US$10.0 million.

The Company's remaining work commitments pursuant to its technical evaluation agreements in Colombia, including contracts finalized subsequent to March 31, 2006, are expected to total US$1.2 million until the end of 2006 and include reprocessing 2-D seismic and performing regional studies including the feasibility of the Company's patented THAI™ heavy oil recovery process.

(All tabular amounts are expressed in thousands of Canadian dollars)

NOTE 4 — COMMITMENTS AND CONTINGENCIES (Continued)

In April 2006, the Company contracted to secure a rig in Colombia for a minimum 16-month term that is expected to commence drilling in the third quarter of 2006 and result in expected payments over the contract term of approximately US$13.0 million, a portion of which will satisfy the exploration work commitments noted above.

In May 2006, the Company committed to a second rig in Colombia for a minimum 18-month term that is expected to commence drilling in June 2006 and result in expected payments over the contract term of approximately US$13.5 million.

NOTE 5 — SUBSEQUENT EVENTS

PCL entered into a loan agreement with Petrobank evidencing Petrobank's agreement to continue to fund PCL's capital requirements up to an amount not to exceed $20 million from April 1, 2006 up to the Closing Date, which amount will be repaid by the Company using a portion of the proceeds from the Treasury Offering. The loan bears interest at a rate of nine percent per annum. As at June 8, 2006, approximately US$7.7 million has been drawn against this agreement.

In April 2006, the Company obtained a commitment from an international bank for a US$50 million revolving credit facility with an initial US$25 million borrowing base. The facility is subject to standard closing conditions.

AUDITORS' REPORT

To the Directors of Petrominerales Colombia Ltd.

We have audited the balance sheets of Petrominerales Colombia Ltd. as at December 31, 2005 and 2004 and the statements of operations and deficit and cash flow for each of the years in the three year period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and all the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2005 in accordance with Canadian generally accepted accounting principles.

Calgary, Canada
March 10, 2006 (except for Notes 7 and 12
which are as of June 13, 2006)

(Signed) DELOITTE & TOUCHE LLP
Chartered Accountants

PETROMINERALES COLOMBIA LTD.

BALANCE SHEETS

(Thousands of Canadian dollars)

	As at December 31, 2005	As at December 31, 2004
Assets		
Current assets		
Cash and cash equivalents	**$ 132**	$ 89
Accounts receivable and other current assets	**2,651**	2,063
	2,783	2,152
Capital assets (Note 3)	**100,187**	68,531
	$102,970	$ 70,683
Liabilities and Shareholder's Equity		
Current liabilities		
Accounts payable and accrued liabilities	**$ 20,534**	$ 4,701
Asset retirement obligations (Note 4)	**628**	422
	21,162	5,123
Shareholder's equity		
Common shares (Note 5)	**18**	18
Contributed surplus (Note 5)	**93,805**	80,284
Deficit	**(12,015)**	(14,742)
	81,808	65,560
	$102,970	$ 70,683

Commitments and contingencies (Note 11)
Subsequent events (Notes 7 and 12)

Signed on behalf of the Board:

(Signed) ALASTAIR MACDONALD
Director

(Signed) STEVEN J. BENEDETTI
Director

See accompanying notes to these financial statements.

PETROMINERALES COLOMBIA LTD.

STATEMENTS OF OPERATIONS AND DEFICIT

(Thousands of Canadian dollars)

	Years ended December 31,		
	2005	**2004**	**2003**
Revenues			
Crude oil	**$ 20,177**	$ 21,734	$ 12,560
Royalties	**(1,614)**	(1,743)	(997)
	18,563	19,991	11,563
Expenses			
Production	**3,571**	3,816	4,087
General and administrative	**3,536**	2,634	1,928
Foreign exchange loss (gain)	**199**	457	(576)
Depletion, depreciation and accretion	**6,974**	10,197	7,577
Impairment (Note 3)	**—**	—	15,000
	14,280	17,104	28,016
Income (loss) before taxes	**4,283**	2,887	(16,453)
Taxes (Note 6)	**(1,556)**	(1,036)	(140)
Net income (loss)	**2,727**	1,851	(16,593)
Deficit, beginning of year	**(14,742)**	(16,593)	—
Deficit, end of year	**$(12,015)**	$(14,742)	$(16,593)

See accompanying notes to these financial statements.

PETROMINERALES COLOMBIA LTD.

STATEMENTS OF CASH FLOW

(Thousands of Canadian dollars)

	Years ended December 31,		
	2005	**2004**	**2003**
Operating Activities			
Net income (loss)	**$ 2,727**	$ 1,851	$(16,593)
Depletion, depreciation and accretion	**6,974**	10,197	7,577
Impairment	**—**	—	15,000
	9,701	12,048	5,984
Changes in other non-cash working capital (Note 10)	**1,119**	(445)	2,385
	10,820	11,603	8,369
Financing Activities			
Contributed surplus received (Note 5)	**13,521**	5,520	67,139
	13,521	5,520	67,139
Investing Activities			
Expenditures on capital assets	**(38,424)**	(13,906)	(71,342)
Changes in other non-cash working capital (Note 10)	**14,126**	(3,193)	(6,162)
	(24,298)	(17,099)	(77,504)
Net change in cash position	**43**	24	(1,996)
Cash and cash equivalents, beginning of year	**89**	65	2,061
Cash and cash equivalents, end of year	**$ 132**	$ 89	$ 65

See accompanying notes to these financial statements.

PETROMINERALES COLOMBIA LTD.

NOTES TO THE FINANCIAL STATEMENTS

As at December 31, 2005 and 2004, and for the years ended December 31, 2005, 2004 and 2003.
(All tabular amounts are expressed in thousands of Canadian dollars)

NOTE 1 — DESCRIPTION OF BUSINESS

Petrominerales Colombia Ltd. (the "Company" or "Petrominerales"), is incorporated in Bermuda. The Company is a wholly-owned subsidiary of Petro International Ltd, which in turn is a wholly-owned subsidiary of Petrobank Energy and Resources Ltd. ("Petrobank"). Petrominerales is engaged in the exploration for and development and production of crude oil in the country of Colombia, with production from Incremental Production Contracts ("IPCs") on the Orito and Neiva blocks. The Company's exploration activities are focused in Colombia's Llanos and Putumayo Basins pursuant to five exploration contracts and five technical evaluation agreements.

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES

These financial statements include the accounts of the Company and its branch in Colombia and are prepared in accordance with Canadian generally accepted accounting principles ("GAAP").

Basis of Presentation

The Company, which operates through a branch in Colombia, assumed work commitments on the Orito and Neiva incremental production blocks. Upon acquisition of the associated assets and liabilities, the Company adopted the cost basis used by Petrobank.

Measurement Uncertainty

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as at the date of the balance sheets as well as the reported amounts of revenues, expenses, and cash flows during the periods presented. Such estimates relate primarily to unsettled transactions and events as of the date of the financial statements. Actual results could differ materially from estimated amounts.

Amounts recorded for depletion, depreciation and accretion costs and amounts used for ceiling test calculations are based on estimates of crude oil reserves and future costs required to develop those reserves that are subject to measurement uncertainty. Changes in these estimates could materially impact the financial statements of future periods.

Capital Assets

In 2003, the Company followed Accounting Guideline 5, "Full Cost Accounting in the Oil and Gas Industry" ("AcG-5"). Under AcG-5, the Company recorded impairment based on net capitalized costs in each cost centre that exceeded a calculated ceiling. The ceiling was equal to the undiscounted future net revenues, based on year-end prices and costs, derived from proved reserves, less the estimated development and site restoration costs, plus the lower of cost less impairment, and estimated fair value of undeveloped properties.

On January 1, 2004, the Company adopted Accounting Guideline 16, "Oil and Gas Accounting Full Cost" ("AcG-16"), which replaced AcG-5. AcG-16 modified how the ceiling test is performed and is consistent with CICA section 3063, "Impairment of Long-Lived Assets". The adoption of AcG-16 had no effect on the Company's financial results.

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES (Continued)

All costs related to the acquisition of oil and gas properties are capitalized. Such costs include land and lease acquisition costs, annual charges on non-producing properties, geological and geophysical costs, and costs of drilling and equipping productive and non-productive wells.

Gains and losses are not recognized upon disposition of oil and gas properties unless crediting the proceeds against accumulated costs would result in a change in the rate of depletion of more than 20 percent.

Capitalized costs are accumulated in cost centres on a country-by-country basis and are depleted and depreciated using the unit-of-production method based upon estimated proved reserves before royalties as determined by independent engineers. The Company has one cost centre, Colombia. Included in costs subject to depletion are estimated costs to develop proved reserves. Costs relating to undeveloped properties may be excluded from the depletion base until it is determined whether or not proved reserves exist or if impairment of such costs has occurred. Depreciation of fixed assets is calculated using the straight-line method over the estimated life of the asset.

A limit is placed on the carrying value of the net capitalized costs in each cost centre in order to test impairment. An impairment loss exists when the carrying value of a cost centre exceeds the estimated undiscounted future net cash flows associated with the cost centre's proved reserves. If an impairment loss is determined to exist, the costs carried on the balance sheet in excess of the discounted future net cash flows associated with the cost centre's proved plus probable reserves are charged to income. Reserves are determined pursuant to the Canadian Securities Administrators' National Instrument 51-101 "Standards of Disclosure for Oil and Gas Activities".

The Company does not capitalize general and administrative or interest costs.

Asset Retirement Obligations

The Company recognizes the estimated fair value of future retirement obligations associated with capital assets as a liability. The fair value is capitalized and amortized over the same period as the underlying asset. The Company estimates the liability based on the estimated costs to abandon and reclaim the wells that are expected to be inactive upon expiration of the IPC's in mid-2023. Only wells that the Company has drilled, completed workovers on, or performed enhancements to are included in the estimate. This estimate is evaluated on a periodic basis and any adjustment to the estimate is applied prospectively. The change in net present value of the future retirement obligation due to the passage of time is expensed as accretion. Actual retirement obligations settled during the period reduce the future retirement liability.

Derivative Financial Instruments

The Company historically has not utilized derivative financial instruments in its management of exposures to fluctuations in crude oil prices, foreign currency exchange rates and interest rates but may do so in the future. The Company does not enter into derivative financial instruments for trading or speculative purposes. The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. For financial instruments to qualify for hedge accounting they are to be formally assessed, both at inception and on an ongoing basis to determine whether these instruments are highly effective in offsetting changes in fair values or cash flows of hedged items. Gains and losses on contracts that constitute effective hedges are deferred and recognized in income when the related transactions occur.

(All tabular amounts are expressed in thousands of Canadian dollars)

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES (Continued)

Joint Operations

The Company's crude oil operations in Orito and Neiva are conducted jointly with the Colombian state oil company, Ecopetrol. Accordingly, these financial statements reflect only the Company's proportionate interest in such activities.

Revenue Recognition

Revenues from the sale of crude oil are recognized when title passes to the customer.

Foreign Currency Translation

The Company translates foreign currency denominated monetary assets and liabilities at the exchange rate in effect at the balance sheet date and non-monetary assets and liabilities are translated at historical exchange rates. Revenues and expenses are translated at transaction date exchange rates except depletion and depreciation expense, which is translated at the same historical exchange rates as the related assets. Exchange gains or losses are included in the determination of net income as foreign exchange loss (gain).

Income Taxes

The Company accounts for income taxes using the liability method. Under this method, the Company records a future income tax asset or liability to reflect any difference between the accounting and tax bases of assets and liabilities. Future income tax assets are only recognized to the extent it is more likely than not that sufficient future taxable income will be available to allow the future income tax asset to be realized.

Cash and Cash Equivalents

Cash and cash equivalents include securities with a maturity of three months or less when purchased.

NOTE 3 — CAPITAL ASSETS

December 31, 2005	Cost	Accumulated Depletion and Depreciation	Net Book Value
Crude oil properties	$138,867	$38,759	$100,108
Corporate and other	1,027	948	79
	$139,894	$39,707	$100,187

December 31, 2004	Cost	Accumulated Depletion and Depreciation	Net Book Value
Crude oil properties	$100,542	$32,057	$68,485
Corporate and other	763	717	46
	$101,305	$32,774	$68,531

At December 31, 2005, crude oil properties included $8.6 million (2004 — $3.2 million) relating to unproved properties that have been excluded from the depletion calculation.

(All tabular amounts are expressed in thousands of Canadian dollars)

NOTE 3 — CAPITAL ASSETS (Continued)

An impairment test calculation was performed for the Colombian cost centre at December 31, 2005 in which the estimated undiscounted future net cash flows associated with the proved reserves exceeded the carrying amounts. The benchmark prices used in the impairment tests at December 31, 2005 are outlined in the following table:

Year	WTI Crude Oil[1] US$/bbl
2006	$58.00
2007	56.38
2008	52.53
2009	51.69
2010	52.72
Thereafter inflation % change	2%

(1) Actual prices used in the impairment tests were adjusted for price differentials specific to the Company's operations.

The 2003 impairment expense represents the write-down of the carrying value of the impaired properties to their estimated recoverable amount pursuant to AcG-5 as described in Note 2. The Company would not have had any further impairment charges had the new full cost accounting guideline, AcG-16, been adopted in 2003.

NOTE 4 — ASSET RETIREMENT OBLIGATIONS

The total future asset retirement obligations were estimated by management based on the estimated costs to reclaim and abandon the wells the Company has drilled, completed workovers on, or performed enhancements to that are expected to be inactive prior to the expiration of the IPC's in mid-2023, and the estimated timing of the costs to be incurred in future periods.

Changes to asset retirement obligations were as follows:

	2005	2004
Asset retirement obligations, beginning of year	**$422**	$331
Obligations incurred	**165**	60
Accretion expense	**41**	31
Asset retirement obligations, end of year	**$628**	$422

The obligations have been calculated using an inflation rate of two percent and discounted using a credit — adjusted risk free rate of eight percent. These obligations are estimated to be paid at the end of the related IPC contract, 17.5 years in the future, and are expected to be funded from general Company resources at the time of settlement. The total undiscounted amount of estimated cash flows required to settle the obligations at December 31, 2005 is $2.4 million (2004 — $2.1 million).

NOTE 5 — SHARE CAPITAL

Common Shares — Authorized and Issued

12,000 common shares, par value of US$1.00 per share, in the amount of $12,000.

(All tabular amounts are expressed in thousands of Canadian dollars)

NOTE 5 — SHARE CAPITAL (Continued)

To date, the Company has funded operations with equity contributions indirectly from Petrobank, which have been recorded as contributed surplus. Petrobank contributed an additional $25.3 million to the Company during the first quarter of 2006.

NOTE 6 — INCOME TAXES

The provision for income taxes differs from the amount that would have been expected by applying statutory corporate income tax rates to income (loss) before taxes. The principal reasons for this difference are as follows:

	2005	2004	2003
Income (loss) before taxes	**$ 4,283**	$ 2,887	$(16,453)
Statutory income tax rate	**38.5%**	38.5%	38.5%
Expected tax expense (recovery)	**$ 1,649**	$ 1,111	$ (6,334)
Increase (decrease) in income tax provision resulting from:			
Non-deductible expenses	**288**	409	284
Future tax asset not recognized (recognized)	**(1,937)**	(1,520)	6,050
Future income tax provision	**—**	—	—
Presumptive income taxes	**1,556**	1,036	140
Income tax provision	**$ 1,556**	$ 1,036	$ 140

Presumptive income taxes are based on equity levels in Colombia, can be recovered against income taxes payable in future periods, and can be carried forward for five years.

The components of the Company's future income tax assets and liabilities arising from temporary differences are as follows:

	As at December 31,			
	2005		2004	
	Future Income Tax Assets	Future Income Tax Liabilities	Future Income Tax Assets	Future Income Tax Liabilities
Loss carry forwards	**$ 13,994**	**$—**	$ 16,481	$—
Asset retirement obligations	**220**	**—**	148	—
Capital assets	**3,464**	**—**	—	7
	17,678	**—**	16,629	7
Valuation allowance	**(17,678)**		(16,622)	—
	$ —	**$—**	$ 7	$ 7

Non-capital losses total $29.0 million and expire in 2011.

NOTE 7 — BANK DEBT

The Company's borrowing base under its credit facility at December 31, 2005 was two billion Colombian Pesos, or approximately US$0.9 million. In March 2006, the credit facility was extended to four billion

(All tabular amounts are expressed in thousands of Canadian dollars)

NOTE 7 — BANK DEBT (Continued)

Colombian Pesos, or approximately US$1.8 million. The facility is an operating line of credit under which the Company can borrow at the fixed term deposit rate set by the Central Bank of Colombia (5.96 percent at December 31, 2005) plus six percent. Advances under the facility are collateralized by a promissory note provided by the Company.

NOTE 8 — RELATED PARTY TRANSACTIONS

Petrominerales maintains a technical services agreement with its indirect parent company, Petrobank, for items such as geological, geophysical, and engineering services provided. All charges are based on cost plus a marginal administrative fee, no more than five percent. In 2005, these costs totaled $1.3 million (2004 $0.9 million, 2003 $1.7 million). The general and administrative expense charged in 2005 totaled $0.5 million (2004 — $0.6 million, 2003 — $0.5 million), and the capitalized items totaled $0.8 million in 2005 (2004 — $0.3 million, 2003 — $1.2 million).

NOTE 9 — FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

The nature of the crude oil operations exposes the Company to risks associated with fluctuations in commodity prices and foreign currency exchange rates. To date, the Company has not utilized derivative instruments to manage these risks.

Credit Risk

A substantial portion of the Company's accounts receivable are with customers and joint-venture participants in the oil industry and are subject to normal industry credit risks. Crude oil production is sold to two counterparties, the Colombian state oil company, Ecopetrol, and a large international oil company. Typically, the Company's maximum credit exposure to customers is revenue from two months' sales. While counterparties to derivative instruments could expose the Company to losses in the event of non-performance, the Company only deals with large credit-worthy institutions, and does not anticipate non-performance by these counterparties.

NOTE 10 — CHANGES IN OTHER NON-CASH WORKING CAPITAL

	2005	2004	2003
Accounts receivable and other current assets	**$ (588)**	$ 444	$(2,385)
Accounts payable and accrued liabilities	**15,833**	(4,082)	(1,392)
	$15,245	$(3,638)	$(3,777)
Attributable to operating activities	**$ 1,119**	$ (445)	$ 2,385
Attributable to investing activities	**$14,126**	$(3,193)	$(6,162)
Other cash flow information:			
Cash taxes paid	**$ 547**	$ 298	$ 419
Cash interest paid	**$ —**	$ 2	$ 10

NOTE 11 — COMMITMENTS AND CONTINGENCIES

In May 2002, the Company assumed US$46 million of work commitments on the Orito and Neiva incremental production blocks and three exploration blocks in Colombia. The Company completed its

(All tabular amounts are expressed in thousands of Canadian dollars)

NOTE 11 — COMMITMENTS AND CONTINGENCIES (Continued)

required work commitments on the Neiva and Orito blocks and relinquished the three exploration blocks at a cost of US$0.8 million.

In 2004, the government of Colombia, through the National Hydrocarbon Agency ("ANH"), began offering all undeveloped and unlicensed exploration areas in the country under compelling new fiscal terms. At December 31, 2005 Petrominerales had signed five new exploration licenses and three new Technical Evaluation Areas ("TEAs").

The Company has first-phase work commitments remaining on its five new exploration contracts in Colombia totaling an additional US$5.3 million which is to be incurred before October 2006 and includes reprocessing 2-D and 3-D seismic, shooting additional 3-D seismic, and drilling one well on the Joropo Block in the Llanos Basin. Upon completion of the first-phase commitments, the Company can elect to return the block to the ANH or proceed to a second-phase by drilling one well per block.

The Company's remaining work commitments on the three new TEAs in Colombia are expected to total US$0.9 million until October 2006 and include reprocessing and evaluating existing 2-D seismic, and performing regional studies including the feasibility of Petrobank's patented THAI™ heavy oil recovery process. Upon expiry of the contracts, the Company has the option to negotiate an exploration block within the TEA. During the contract period, the Company also has a right of first refusal over any exploration blocks proposed by third parties within the TEA.

The Company has issued letters of credit totaling $1.0 million in connection with the Company's exploration contracts.

The Company has committed to secure a drilling rig in Colombia for a minimum 16-month term expected to commence in the third quarter of 2006 for approximately US$13.0 million.

NOTE 12 — SUBSEQUENT EVENTS

On March 23, 2006, the Company finalized an agreement for an additional heavy oil TEA, Guatiquia, covering 391,409 acres in the Llanos Basin of Colombia. The first-phase commitment to be completed by December 2006 is US$0.4 million and involves reprocessing and interpreting existing 2-D seismic data.

In the first quarter of 2006, the Company fulfilled its first-phase commitment on the recently acquired Joropo block by drilling one exploration well, which was dry and abandoned. The Company has retained the block by committing to drill a second exploration well by December 2006 (estimated work commitment of US$4 million).

In April 2006, the Company submitted a work commitment proposal regarding the Chicago TEA to the ANH. The proposal includes the acquisition of 3-D seismic data and drilling two exploration wells during a 23-month period at an estimated total cost of US$10 million.

On April 17, 2006, the Company obtained a commitment letter from a major bank approving a credit line of up to US$50 million to support the Company's development activities in Colombia. The initial borrowing base shall be set at US$25 million and redetermined every six months.

Petrominerales has negotiated the Technology License Agreement and Option Agreement regarding evaluating the use of Petrobank's patented THAI™ heavy oil technology. The Technology License Agreement is subject to a 10% of gross production licensing fee and under the Option Agreement, Archon Technologies International Ltd. will have the right to acquire a working interest between 10% to 50% in any Petrominerales heavy oil project using the THAI™ technology. Archon Technologies International Ltd. may

(All tabular amounts are expressed in thousands of Canadian dollars)

NOTE 12 — SUBSEQUENT EVENTS (Continued)

also elect to act as operator of such heavy oil project, at which time the parties would enter into the Joint Operating Agreement to govern this relationship.

Petrobank and Petrominerales entered into a Management Services Agreement dated June 9, 2006 and effective May 1, 2006 providing for, among other services, the services of John D. Wright and Corey C. Ruttan as President and Chief Executive Officer and Chief Financial Officer, respectively of Petrominerales. Under the Management Services Agreement, Petrobank will also provide corporate, administrative, financial, treasury, accounting, information technology and human resources support to Petrominerales. The Management Services Agreement requires that Petrominerales pay Petrobank a monthly fee of $75,000 for such services.

PCL entered into a loan agreement with Petrobank evidencing Petrobank's agreement to continue to fund PCL's capital requirements up to an amount not to exceed $20 million from April 1, 2006 up to the Closing Date, which amount will be repaid by the Company using a portion of the proceeds from the Treasury Offering. The loan bears interest at a rate of nine percent per annum. As at June 8, 2006, approximately US$7.7 million has been drawn against this agreement.

In May 2006, the Company committed to a second rig in Colombia for a minimum 18-month term that is expected to commence drilling in June, 2006 and result in expected payments over the contract term of approximately US$13.5 million.

AUDITORS' REPORT

To the Directors of Petrominerales Ltd.

We have audited the balance sheet of Petrominerales Ltd. (the "Company") as at April 20, 2006. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, the balance sheet presents fairly, in all material respects, the financial position of the Company as at April 20, 2006, in accordance with Canadian generally accepted accounting principles.

(Signed) DELOITTE & TOUCHE LLP
Chartered Accountants

Calgary, Canada
May 4, 2006 (except for Note 2
which is as of June 13, 2006)

PETROMINERALES LTD.

BALANCE SHEET

(in Canadian dollars)

	As at April 20, 2006
Assets	
Current assets	
Cash	**$114**
Shareholder's equity	
Common shares (Note 1)	**$114**

Signed on behalf of the Board:

(Signed) JERALD L. OAKS
Chairman

(Signed) KENNETH R. MCKINNON
Director

See accompanying notes to the balance sheet.

PETROMINERALES LTD.

NOTES TO THE BALANCE SHEET

As at April 20, 2006
(in Canadian dollars)

Note 1 — FORMATION OF THE COMPANY

Petrominerales Ltd. (the "Company"), was incorporated in Bermuda on April 20, 2006. The Company is a wholly-owned subsidiary of Petro International Ltd., which in turn is a wholly-owned subsidiary of Petrobank Energy and Resources Ltd. There are 5,000 authorized common shares, with a par value of US$1.00 per common share. The Company issued 100 initial common shares on April 20, 2006 for cash proceeds of $114 (US$100).

Note 2 — EVENTS SUBSEQUENT TO APRIL 20, 2006

(a) Initial Public Offering and Secondary Offering

Pursuant to an underwriting agreement dated June 13, 2006 the Company agreed to sell 16,000,000 common shares from treasury in an initial public offering on an underwritten basis, and the Company's shareholder, Petro International Ltd. agreed to sell up to 4,000,000 common shares of the Company through a secondary offering of Petro International Ltd.'s shareholdings of the Company on a "best efforts" basis, in each case at a price of $3.75 per common share. The treasury offering and secondary offering are expected to close on or about June 29, 2006.

(b) Changes to Authorized Capital

On May 11, 2006, the Company amended its articles to increase its authorized capital to 200,000,000 common shares, with a par value of US$1.00 per common share.

(c) Acquisition of Petrominerales Colombia Ltd.

Pursuant to a share exchange agreement dated June 9, 2006, the Company acquired all of the issued and outstanding common shares of Petrominerales Colombia Ltd. from Petro International Ltd. for 78,999,900 common shares of the Company.

CERTIFICATES OF THE COMPANY AND THE PROMOTER

Dated: June 13, 2006

The foregoing constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by Part 9 of the *Securities Act* (British Columbia), by Part 9 of the *Securities Act* (Alberta), by Part XI of the *Securities Act, 1988* (Saskatchewan), by Part VII of the *Securities Act* (Manitoba), by Part XV of the *Securities Act* (Ontario), by Section 63 of the *Securities Act* (Nova Scotia), by Part 6 of the *Securities Act* (New Brunswick), by Part II of the *Securities Act* (Prince Edward Island) and by Part XIV of *the Securities Act* (Newfoundland and Labrador) and the respective regulations thereunder.

PETROMINERALES LTD.

(Signed) JOHN D. WRIGHT
Chief Executive Officer

(Signed) COREY C. RUTTAN
Chief Financial Officer

On behalf of the Board of Directors:

(Signed) ALASTAIR MACDONALD
Director

(Signed) JERALD L. OAKS
Director

On behalf of the Promoter:

PETROBANK ENERGY AND RESOURCES LTD., as promoter

(Signed) JOHN D. WRIGHT
Chief Executive Officer

CERTIFICATE OF THE UNDERWRITER

Dated: June 13, 2006

To the best of our knowledge, information and belief, the foregoing constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by Part 9 of the *Securities Act* (British Columbia), by Part 9 of the Securities Act (Alberta), by Part XI of the *Securities Act*, 1988 (Saskatchewan), by Part VII of the *Securities Act* (Manitoba), by Part XV of the *Securities Act* (Ontario), by Section 63 of the *Securities Act* (Nova Scotia), by Part 6 of the *Securities Act* (New Brunswick), by Part II of *the Securities Act* (Prince Edward Island) and by Part XIV of *the Securities Act* (Newfoundland and Labrador) and the respective regulations thereunder.

HAYWOOD SECURITIES INC.

(Signed) JOHN WILLETT
Managing Director

This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. *Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of the Corporation at Teleport Business Center – Torre B, Calle 113, No. 7-45, Piso 15, Bogotá D.C., Colombia, by phone 011 571 629 2701, and are also available electronically at www.sedar.com.*

The securities to be offered hereunder have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or the securities laws of any state of the United States. Accordingly, these securities may not be offered or sold within the United States except in accordance with the Underwriting Agreement and pursuant to transactions exempt from registration under the U.S. Securities Act and under the securities laws of any applicable state. This short form prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of these securities within the United States. See "Plan of Distribution."

SHORT FORM PROSPECTUS

New Issue September 5, 2007


Petrominerales

$53,020,000

4,400,000 Common Shares

This short form prospectus qualifies the distribution (the "Offering") of 4,400,000 common shares ("Offered Shares") of Petrominerales Ltd. ("Petrominerales" or the "Corporation") at a price of $12.05 per Offered Share.

The outstanding common shares ("Common Shares") of the Corporation are listed for trading on the Toronto Stock Exchange (the "TSX") under the symbol "PMG". On August 21, 2007, the last trading day prior to the date the Offering was announced, the closing price of the Common Shares on the TSX was $12.54. On September 4, 2007, the last trading day prior to the date on which this short form prospectus was filed, the closing price of the Common Shares on the TSX was $12.69. The Offering price of the Offered Shares was determined by negotiation between the Corporation and Haywood Securities Inc. ("Haywood") on behalf of itself and Fraser Mackenzie Ltd., TD Securities Inc., FirstEnergy Capital Corp., RBC Dominion Securities Inc., GMP Securities L.P. and Scotia Capital Inc. (collectively, the "Underwriters"). The TSX has conditionally approved the listing of the Offered Shares. Listing of the Offered Shares on the TSX will be subject to the Corporation fulfilling all of the listing requirements of the TSX on or before November 26, 2007. See "Plan of Distribution".

	Price: $12.05 per Offered Share		
	Price to the Public	Underwriters' Fee(1)	Net Proceeds to the Corporation(2)
Per Offered Share	$ 12.05	$ 0.54225	$ 11.50775
Total(3)	$ 53,020,000	$ 2,385,900	$ 50,634,100

Notes:

(1) The Corporation has agreed to pay the Underwriters an aggregate fee (the "Underwriters' Fee") of 4.5% of the gross proceeds from the Offering, other than Offered Shares purchased by Petrominerales' directors, officers or employees, for which the Underwriters have agreed to waive their fees. The table above assumes that no Offered Shares are subscribed for by directors, officers and employees of the Corporation. See "Plan of Distribution".

(2) Before deducting the Underwriters' expenses and the other expenses of the Offering estimated at $350,000 which will be paid from the gross proceeds of the Offering.

(3) The Corporation has also granted to the Underwriters an option (the "Over-Allotment Option") to purchase that number of additional Common Shares of the Corporation as is equal to the lesser of: (i) the Underwriters' "over-allocation position" determined as at the closing of the Offering (the "Closing"); and (ii) 660,000, at the Offering price, to cover over-allotments, if any, and for market stabilization purposes. The Over-Allotment Option is exercisable by the Underwriters, in whole or in part, for a period of seven days following the date of the Closing. See "Plan of Distribution". The Over-Allotment Option and the Common Shares issuable on exercise thereof are qualified for distribution under this prospectus. If the Over-Allotment Option is exercised in full, the total Offering Proceeds, Underwriters' Commission and Net Proceeds to the Corporation will be $60,973,000, $2,743,785 and $58,229,215, respectively. See "Use of Proceeds".

Underwriters' Position	Maximum size or number of securities held	Exercise Period	Exercise Price
Over-allotment Option	660,000 Common Shares	Seven days following Closing	$12.05 per Common Share

The Underwriters, as principals, conditionally offer the Offered Shares, subject to prior sale, if, as and when issued by the Corporation and delivered and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under "Plan of Distribution" and subject to approval of certain legal matters relating to the qualification for distribution of the Offered Shares on behalf of the Corporation by McCarthy Tétrault LLP and on behalf of the Underwriters by Blake, Cassels & Graydon LLP.

Subscriptions for Offered Shares will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. Closing is expected to occur on or about September 13, 2007 or such other date as the Corporation and Haywood, on its own behalf and on behalf of the other Underwriters, may agree, but in any event not later than September 28, 2007. It is expected that definitive certificates evidencing the Offered Shares will be available for delivery at Closing.

Subject to applicable laws, the Underwriters may, in connection with the Offering, effect transactions which stabilize or maintain the market price of the Common Shares at levels other than those which might otherwise prevail on the open market. Such transactions, if commenced, may be discontinued at any time. See "Plan of Distribution".

Certain risk factors should be carefully reviewed and evaluated by investors. See "Risk Factors".

Petrominerales is an 80.7% owned, prior to the Offering (77.1% after the Offering) subsidiary of Petrobank Energy and Resources Ltd. ("Petrobank"). TD Securities Inc., one of the Underwriters, is a wholly-owned subsidiary of a Canadian chartered bank that is a lender to Petrobank. Consequently, the Corporation may be considered a "connected issuer" of TD Securities Inc. within the meaning of applicable Canadian securities legislation. See "Plan of Distribution" and "Relationship Between the Corporation and an Underwriter".

The Corporation's principal office and head office is located at Teleport Business Center – Torre B, Calle 113, No. 7-45, Piso 15, Bogotá D.C., Colombia. The Corporation's registered office is located at c/o MB&H Corporate Services Ltd., Mareva House, 4 George Street, Nassau, Bahamas. The Corporation is incorporated under the laws of the Bahamas. Although the Corporation has appointed McCarthy Tétrault LLP at 3300, 421-7th Avenue S.W., Calgary, Alberta T2P 4K9 as their agent for service of process in Canada, it may not be possible for investors to collect from the Corporation judgments obtained in courts in Canada predicated on the civil liability provisions of securities legislation.

TABLE OF CONTENTS

ELIGIBILITY FOR INVESTMENT

In the opinion of McCarthy Tétrault LLP, Canadian counsel to the Company, and Blake, Cassels & Graydon LLP, Canadian counsel to the Underwriters, the Offered Shares if, as and when issued and provided that the common stock is listed at the time on the TSX will be qualified investments for a trust governed by a registered retirement savings plan, a registered retirement income fund, a registered education savings plan or a deferred profit sharing plan under the *Income Tax Act* (Canada) (the "Tax Act") and the regulations thereunder. The foregoing opinions assume that there will be no changes in the applicable legislation currently in effect prior to the date of issue of the Offered Shares.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this short form prospectus, and in certain documents incorporated by reference into this short form prospectus, constitute forward-looking statements. These statements relate to future events of the Corporation's future performance. All statements other than statements of historical fact may be forward-looking statements. All forward-looking statements are based on the Corporation's beliefs and assumptions based on information available at the time the forward-looking statement was made. The use of any of the words "anticipate", "continue", "estimate", "expect", "may", "will", "project", "should", "believe" and similar expressions are intended to identify forward-looking statements. By its nature, such forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Corporation believes the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in, or incorporated by reference into, this short form prospectus should not be unduly relied upon. These statements speak only as of the date of this short form prospectus or as of the date specified in the documents incorporated by reference into this short form prospectus, as the case may be.

In particular, this short form prospectus, and the documents incorporated by reference herein, contain forward-looking statements pertaining to the following: use of proceeds from the Offering; oil and natural gas production levels; expected results of exploration programs; capital expenditure programs; the quantity of oil and natural gas reserves; projections of commodity prices and costs; supply and demand for oil and natural gas; expectations regarding the ability to raise capital and to continually add to reserves through acquisitions and development and treatment under governmental regulatory regimes.

The actual results of the Corporation could differ materially from those anticipated in these forward-looking statements as a result of the material risk factors set forth below, elsewhere in this short form prospectus and in the documents incorporated by reference herein: the

feasibility of the technologies; general economic, market and business conditions; fluctuations in oil and gas prices; the results of exploration and development of drilling and related activities; fluctuation in foreign currency; exchange rates; the uncertainty of reserve estimates; changes in environmental and other regulations; risks associated with oil and gas operations; the other factors discussed under "Risk Factors"; and other factors, many of which are beyond the control of the Corporation.

A prospective investor should carefully consider such risk factors and should not place undue reliance on forward-looking statements as the plans, intentions or expectations upon which they are based might not occur. Readers are cautioned that such risk factors may not be exhaustive.

Any forward-looking statement is made only as of a certain date, and the Corporation undertakes no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events, except as may be required by applicable securities laws. New factors emerge from time to time, and it is not possible for management to predict all of these factors and to assess in advance the impact of each such factor on the Corporation's business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of the Corporation at Teleport Business Center – Torre B, Calle 113, No. 7-45, Piso 15, Bogotá D.C., Colombia, by phone 011 571 629 2701, and are also available electronically. These documents are also available through the internet on the System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com.

The following documents, filed with the securities commission or similar authority in each of the provinces of Alberta, British Columbia and Ontario, are specifically incorporated by reference in, and form an integral part of, this short form prospectus, provided that such documents are not incorporated by reference to the extent that their contents are modified or superseded by a statement contained in this short form prospectus or in any other subsequently filed document that is also incorporated by reference in this short form prospectus:

(a) the annual information form (the "AIF") of the Corporation for the year ended December 31, 2006, dated March 30, 2007;

(b) the audited comparative consolidated financial statements of the Corporation as at and for the year ended December 31, 2006, together with the notes thereto and the auditors' report thereon;

(c) management's discussion and analysis of the financial condition and results of operations of the Corporation for the year ended December 31, 2006;

(d) the management information circular of the Corporation dated April 20, 2007 relating to the annual meeting of shareholders held on May 25, 2006;

(e) the unaudited interim comparative consolidated financial statements of the Corporation as at and for the three and six month periods ended June 30, 2007, together with the notes thereto; and

(f) management's discussion and analysis of the financial condition and operations of the Corporation as at and for the three and six month periods ended June 30, 2007.

Any documents of the type required to be incorporated by reference in a short form prospectus pursuant to National Instrument 44-101 - *Short Form Prospectus Distributions* ("NI 44-101") of the Canadian Securities Administrators, including any annual information form, comparative annual financial statements and the auditors' report thereon, comparative interim financial statements, management's discussion and analysis of financial condition and results of operations, material change report (other than confidential material change reports), business acquisition report and information circular, if filed by the Corporation with the securities commissions or similar authorities in each of the provinces of Alberta, British Columbia and Ontario, subsequent to the date of this short form prospectus and prior to the termination of this distribution shall be deemed to be incorporated by reference into this short form prospectus.

Any statement contained in this short form prospectus or in a document incorporated or deemed to be incorporated by reference in this short form prospectus shall be deemed to be modified or superseded, for purposes of this short form prospectus, to the extent that a statement contained in this short form prospectus or in any other subsequently filed document that also is or is deemed to be incorporated by reference in this short form prospectus modifies or supersedes such statement. The making of a modifying or

superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purpose that the modified or superseded statement when made, constituted a misrepresentation, an untrue statement of material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this short form prospectus.

ABBREVIATIONS

In this short form prospectus, the abbreviations set forth below have the following meanings:

bbl/d	barrels of oil per day	m	metres
bbls	barrels of oil	m^2	square metres
km	kilometres	m^3	cubic metres
mbbl	1,000 barrels	US$	United States dollars

All dollar amounts herein are expressed in Canadian dollars unless otherwise noted. "$" means Canadian dollars and "US$" means United States dollars.

CONVERSION

The following table sets forth certain standard conversions from Standard Imperial units to the International System of units (or metric units).

To Convert From	To	Multiply by
Cubic metres	Cubic feet	35.494
Bbls	Cubic metres	0.159
Cubic metres	bbls oil	6.290
Feet	Metres	0.305
Metres	Feet	3.281
Miles	Kilometres	1.609
Kilometres	Miles	0.621
Acres	Hectares	0.405
Hectares	Acres	2.471

THE CORPORATION

Incorporation and Organization

The Corporation was incorporated under the *International Business Companies Act*, 2000 (Bahamas) on April 20, 2006. The Corporation's registered office is located at Mareva House, 4 George Street, Nassau, Bahamas. The Corporation's principal and head office is located at Teleport Business Center – Torre B, Calle 113 No. 7-45 Piso 15, Bogotá, Colombia. The Corporation's main operating subsidiary, Petrominerales Colombia Ltd. ("PCL"), has been operating in Colombia since 1996. On May 11, 2006, the Corporation amended its Memorandum of Association and Articles of Association to increase the authorized share capital to 200 million Common Shares and to remove the restrictions on the Corporation's ability to offer Common Shares to the public. On June 29, 2006, the Corporation closed its initial public offering of Common Shares. Petrominerales commenced trading on the TSX on June 29, 2006 under the symbol 'PMG'.

Subsidiaries

PCL is the only material subsidiary of the Corporation and is wholly-owned by Petrominerales. PCL's jurisdiction of incorporation is Bermuda.

Business of the Corporation

The Corporation, through PCL, is engaged in the exploration for, and the acquisition, development and production of, oil resources in Latin America, specifically, Colombia. The Corporation's strategy is to realize near term cash flow from exploitation opportunities by applying modern North American technical and business models to mature, but under-exploited, Colombian properties formerly operated by Empresa Colombiana de Petróleos S.A. ("Ecopetrol"), the Colombian state-owned oil company. In addition, the Corporation plans to further its growth through opportunity driven exploration on the Corporation's undeveloped properties in immature areas of Colombia.

Petrominerales has incremental production contracts ("IPC") in two fields in southwestern Colombia. The Corporation's production has been derived from its two IPCs, at Orito in southern Colombia's Putumayo Basin, and at Neiva in the Upper Magdalena Valley Basin, in each case in partnership with Ecopetrol. Each IPC provides that Petrominerales will share in a portion (initially 79 percent in the case of the Orito Block and 69 percent in the case of the Neiva Block) of the incremental production, above an established baseline production curve, generated by its development activities. Each IPC's established baseline of production corresponds to the decline curve forecast based on the field's original production history. Working interest production is subject to an initial eight percent royalty paid to the government.

Petrominerales has 13 Colombian exploration contracts covering approximately 1.5 million acres. Exploration contracts provide companies with 100 percent of new production, subject to an initial eight percent royalty and normal income taxes.

The Corporation is also pursuing potential heavy oil opportunities on three blocks, comprising approximately 800,000 acres located in Colombian heavy oil belt in the Southern Llanos Basin, where the Corporation intends to evaluate the application of Archon Technologies Ltd.'s THAI™ technology. Archon Technologies Ltd. is a wholly-owned subsidiary of Petrobank.

For further information regarding the business of the Corporation, see the AIF.

RECENT DEVELOPMENTS

The Corporation began a five-well drilling program in 2007 in the Llanos and Putumayo Basins, with four wells planned for the Llanos Basin and one well planned for the Putumayo Basin. Four of the five wells have been drilled so far in 2007, with the remaining well in the Putumayo Basin to be drilled later this year. Of the four wells drilled to date, two wells have been new oil discoveries with the remaining two being abandoned. The first discovery at Joropo, the Ojo de Tigre well, will be tested when site conditions permit later this year or early in 2008. The most recent discovery at Corcel, the Corcel-1 well, encountered 140 feet of net pay with three zones being identified as containing oil.

On August 27, 2007, the Corporation announced that the six-day test of the Corcel-1 well was completed at restricted rates increasing progressively to a maximum of 3,321 bbl/d with 99.2 percent oil cut and approximately 12 percent drawdown. The test commingled the Mirador and Guadalupe zones containing 140 feet of total oil pay and confirmed that the productive capacity of Corcel-1 is well in excess of 10,000 bbl/d of approximately 30 degree API crude. Higher capacity surface facilities are currently being installed and a six month test of the well will begin in September at rates of approximately 4,000 bbl/d. Although this extended test will still be at a very low drawdown, the information obtained during these six months is expected to give Petrominerales key information about the ultimate potential of the well. Petrominerales has also completed construction of a second drilling pad and the Corcel-2 well commenced drilling on August 25, 2007. The drilling rig is expected to remain in the Llanos Basin to accelerate this ongoing exploration and delineation program.

DESCRIPTION OF SHARE CAPITAL

The Corporation is authorized to issue 200,000,000 Common Shares. As at August 31, 2007, there were 95,045,500 Common Shares of the Corporation issued and outstanding.

The holders of Common Shares are entitled to receive notice of and to attend any meeting of the shareholders of Petrominerales and are entitled to one vote for each Common Share held (except at meetings at which only the holders of another class of shares are entitled to vote). The holders of Common Shares are entitled to receive dividends, on a pro rata basis, if, as and when declared by the Board of Directors of Petrominerales and, subject to prior satisfaction of all preferential rights, to participate rateably in the net assets of the Corporation in the event of any liquidation, dissolution or winding up of Petrominerales, whether voluntary or involuntary, or other distribution of assets of Petrominerales among shareholders for the purpose of winding up its affairs.

CONSOLIDATED CAPITALIZATION

The following table summarizes the capitalization of the Corporation as at June 30, 2007 and as at August 31, 2007, before and after giving effect to the Offering. This table should be read in conjunction with the Corporation's annual and interim financial statements, and the notes thereto, and management's discussion and analysis of financial condition and results of operations related thereto incorporated by reference in this short form prospectus.

	As at June 30, 2007	As at August 31, 2007 before giving effect to the Offering	As at August 31, 2007 after giving effect to the Offering[1]
Debt			
Bank Debt[2]	US$25,000,000	US$40,000,000	Nil
Shareholders' Equity			
Common Shares:	US$138,928,000 (95,005,000 shares)	US$139,083,000 (95,045,500 shares)	US$186,350,000 (99,445,500 shares)

Notes:

(1) Based on the issuance of 4,400,000 Offered Shares for aggregate net proceeds of $50,284,100, after deduction of the Underwriters' Fee of $2,385,900 (assuming no Offered Shares are subscribed for by directors, officers or employees of the Corporation) and expenses of the Offering estimated to be $350,000. The net proceeds have been converted using a US$/$ exchange rate of US$0.94=$1.00.

(2) Late in 2006, Petrominerales finalized a US$50.0 million three-year revolving secured credit facility, which included an initial US$25.0 million borrowing base. In June 2007, the facility was increased to US$100.0 million with a US$50.0 million borrowing base. The facility bears interest at a rate equal to LIBOR plus 3.0 percent per annum. The facility is secured by a pledge over all property of Petrominerales. The borrowing base is reviewed semiannually. Petrominerales has a US$7.3 million operating line of credit under which Petrominerales can borrow at the fixed term deposit rate set by the Central Bank of Colombia plus six percent. Advances under the facility are collateralized by a promissory note provided by Petrominerales. Petrominerales has used US$4.0 million of its operating lines of credit for letters of credit to guarantee work commitments under exploration blocks.

USE OF PROCEEDS

The Corporation expects to receive net proceeds of approximately $50,284,100 after deduction of the Underwriters' Fee of $2,385,900 (assuming no Offered Shares are subscribed for by directors, officers or employees of the Corporation) and the expenses of the Offering, estimated to be $350,000. If the Over-Allotment Option is exercised in full, the Corporation expects to receive net proceeds of approximately $57,879,215, after deduction of the Underwriters' Fee of $2,743,785 (assuming no Offered Shares are subscribed for by directors, officers or employees of the Corporation) and the expenses of the Offering, estimated to be $350,000.

Petrominerales intends to use the proceeds of the Offering as set forth in the table below.

Description	Amount
Temporary reduction of bank indebtedness	$30,000,000
The acceleration of exploration and delineation drilling on the Corcel Block located in Colombia's Llanos Basin	$20,284,100

Any proceeds received by the Corporation pursuant to the Over-Allotment Option (such proceeds estimated to be $7,595,115 if the Over-Allotment Option is exercised in full) will be used for the acceleration of exploration and delineation drilling on the Corcel Block located in Colombia's Llanos Basin.

The principal purpose of the bank indebtedness, previously incurred by Petrominerales and being temporarily reduced by the proceeds of this Offering, was to fund the Corporation's on-going operations which primarily included: development drilling at Orito and exploration drilling in the Llanos Basin.

Due to the nature of the oil and gas industry, budgets are regularly reviewed with respect to the success of the expenditures and other opportunities which become available to the Corporation. Accordingly, while it is currently intended by management of the Corporation that the net proceeds of the Offering will be expended by the Corporation as set forth above, actual expenditures may in fact differ from these allocations.

PLAN OF DISTRIBUTION

Pursuant to an underwriting agreement (the "Underwriting Agreement") dated as of August 28, 2007 between the Corporation and the Underwriters, the Corporation has agreed to issue and sell an aggregate of 4,400,000 Offered Shares to the Underwriters and the Underwriters have severally agreed to purchase such Offered Shares at a price of $12.05 per Offered Share. The Underwriting Agreement provides that, in consideration for their services in connection with the Offering, the Corporation will pay the Underwriters a fee of 4.5% of the gross proceeds from the Offering, being a fee of $0.54225 per Offered Share, other than in respect of Offered Shares subscribed for by directors, officers and employees of the Corporation, for which the Underwriters have agreed to waive their fees, for an aggregate fee payable by the Corporation of $2,385,900, assuming no Offered Shares are purchased by directors, officers or employees of the Corporation.

The Corporation has also granted to the Underwriters the Over-Allotment Option to purchase that number of additional Common Shares of the Corporation as is equal to the lesser of: (i) the Underwriters' "over-allocation position" (as defined in section 7.2 of NI 44-101) determined as at the Closing; and (ii) 660,000, at the Offering price, to cover over-allotments, if any, and for market stabilization purposes. The Over-Allotment Option is exercisable by the Underwriters, in whole or in part, for a period of seven days following the Closing. The Over-Allotment Option and the Common Shares issuable on exercise thereof are qualified for distribution under this prospectus.

The Corporation has agreed to indemnify the Underwriters and their respective affiliates, shareholders, directors, officers, employees and agents against certain liabilities, including in respect of any liabilities arising from the sale of Offered Shares to directors, officers and employees of the Corporation. Definitive certificates representing the Offered Shares will be available for delivery at Closing, which is expected to occur on or about September 13, 2007 or on such other date as the Corporation and Haywood, on its own behalf and on behalf of the other Underwriters, may agree, but in any event not later than September 28, 2007. The Offering price of the Offered Shares was determined by negotiation between the Corporation and Haywood on its own behalf and on behalf of the Underwriters.

The obligations of the Underwriters under the Underwriting Agreement are several and may be terminated at their discretion upon the occurrence of certain stated events. If an Underwriter fails to purchase the Offered Shares which it has agreed to purchase, the other Underwriters may, but are not obligated to, purchase such Offered Shares. The Underwriters are, however, obligated to take up and pay for all Offered Shares if any are purchased under the Underwriting Agreement.

The TSX has conditionally approved the listing of the Offered Shares. Listing of the Offered Shares on the TSX will be subject to the Corporation fulfilling all of the listing requirements of the TSX on or before November 26, 2007.

The Corporation has agreed with the Underwriters that, subject to certain exceptions, for a period of 60 days following Closing, the Corporation will not, without the prior written consent of Haywood (such consent not to be unreasonably withheld or delayed), directly or indirectly, authorize, issue, offer, sell, contract to sell or grant any option to purchase any Common Shares or any securities convertible into, exchangeable for or giving the right to purchase any Common Shares, or announce any intention to effect the foregoing, other than: (a) issuances of Common Shares upon exercise of existing director, officer or employee stock options outstanding on the date hereof pursuant to any compensation plan detailed in the Corporation's most recent information circular or financial statements, (b) issuances of securities upon exercise or conversion of other convertible securities outstanding on the date hereof as detailed in the Corporation's most recent financial statements, (c) issuances of stock options or deferred common shares and the Common Shares issuable pursuant to the exercise thereof to directors, officers or employees under the Corporation's stock option plan or deferred share compensation plan granted subsequently in the ordinary course in accordance with stock exchange and regulatory approval, (d) convertible debt securities convertible into Common Shares provided that the Common Shares of the Corporation trade at a price greater than the issue price pursuant to this Offering for five (5) consecutive trading days prior to a convertible debt securities issue, or (e) subject to a limit of an aggregate number of Common Shares equal to 10% of the number of Common Shares outstanding immediately following the completion of the Offering, Common Shares issued in connection with the direct or indirect acquisition by the Corporation of the securities or assets of any other entity.

Petrobank has agreed that it will not, subject to certain exceptions, sell, transfer or otherwise dispose of, or agree to sell, transfer or otherwise dispose of, any Common Shares of the Company that it owns (or publicly announce any intention to do so) for a period ending 60 days after the Closing without the prior written consent of the Lead Underwriter, such consent not to be unreasonably withheld or delayed.

The restrictions on issuances of Common Shares by the Corporation and on sales of Common Shares by Petrobank described in the preceding two paragraphs will not apply to any transaction involving the issuance or sale of Common Shares in which the issue or sale price is at least equal to 125% of the issue price of the Offered Shares issued pursuant to this Offering.

Pursuant to rules and policy statements of certain securities regulators, the Underwriters may not, at any time during the period ending on the date the selling process for Offered Shares ends and all stabilization arrangements relating to the Common Shares are terminated, bid for or purchase Common Shares. The foregoing restrictions are subject to certain exceptions including (a) a bid for or purchase of Common Shares if the bid or purchase is made through the facilities of the TSX in accordance with the Universal Market Integrity Rules of Market Regulation Services Inc., (b) a bid or purchase on behalf of a client, other than certain prescribed clients, provided that the client's order was not solicited by an Underwriter, or if the client's order was solicited, the solicitation occurred before the period of distribution as prescribed by the rules, and (c) a bid or purchase to cover a short position entered into prior to the period of distribution as prescribed by the rules. The Underwriters may engage in market stabilization or market balancing activities on the TSX where the bid for or purchase of the Common Shares is for the purpose of maintaining a fair and orderly market in the Common Shares, subject to price limitations applicable to such bids or purchases. Such transactions, if commenced, may be discontinued at any time.

The Offered Shares and the Common Shares issuable upon exercise of the Over-Allotment Option (collectively, the "Securities") have not been and will not be registered under the United States Securities Act of 1933, as amended (the "1933 Act"), or any state securities laws and, accordingly, may not be offered or sold within the United States. The Underwriting Agreement permits the Underwriters to offer and resell the Securities that they have acquired pursuant to the Underwriting Agreement to certain qualified institutional buyers in the United States, provided such offers and resales are made in accordance with Rule 144A under the 1933 Act. The Underwriting Agreement also permits the Underwriters to arrange for certain institutional accredited investors to purchase Securities directly from the Corporation pursuant to exemptions from registration under the 1933 Act. In addition, the Underwriting Agreement provides that the Underwriters will offer and sell Securities outside the United States only in accordance with Regulation S under the 1933 Act. Each Underwriter has agreed that, except as permitted by the Underwriting Agreement, it will not offer or sell the Securities within the United States.

In addition, until 40 days after the commencement of the Offering, any offer or sale of Securities within the United States by any dealer (whether or not participating in the Offering) may violate the registration requirements of the 1933 Act if such offer or sale is made other than in accordance with an exemption from the registration requirements of the 1933 Act.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of McCarthy Tétrault LLP, counsel to the Company, and Blake, Cassels & Graydon LLP, counsel to the Underwriters, the following is, as of the date hereof, a general summary of the principal Canadian federal income tax considerations applicable to a purchaser of Offered Shares pursuant to this Offering. This summary is applicable only to a purchaser who, at all relevant times, is resident in Canada, deals at arm's length and is not affiliated with the Company, and who will acquire and hold such Offered Shares as capital property (a "Holder") and in respect of whom the Company is not a foreign affiliate, all within the meaning of the Tax Act. Any Offered Shares will generally be considered to be capital property to a Holder unless the Holder holds such securities in the course of carrying on a business or has acquired them in a transaction or transactions considered to be an adventure in the nature of trade.

This summary does not apply to a Holder that is a "financial institution" for purposes of the mark-to-market provisions of the Tax Act or a Holder of an interest which is a "tax shelter investment" (both as defined in the Tax Act). Such Holders should consult their own tax advisors.

This summary is based upon the current provisions of the Tax Act and the regulations thereunder, all specific proposals to amend the Tax Act (the "Tax Proposals") which have been announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof, and counsel's understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency (the "CRA"). This summary assumes that the Tax Proposals will be enacted in the form proposed and does not take into account or anticipate any other changes in law, whether by way of judicial, legislative or governmental decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ from the Canadian federal income tax considerations discussed herein. No assurances can be given that such Tax Proposals will be enacted as proposed or at all, or that legislative, judicial or administrative changes will not modify or change the statements expressed herein.

This summary is not exhaustive of all possible Canadian federal income tax considerations applicable to an investment in Offered Shares. The following description of income tax matters is of a general nature only and is not intended to be, nor should it be construed to be, legal or income tax advice to any particular Holder. It does not address the tax considerations relevant to a Holder that borrows in order to



acquire Offered Shares. Holders are urged to consult their own income tax advisors with respect to the tax consequences applicable to them based on their own particular circumstances.

Foreign Investment Entity Status

On November 22, 2006 the Minister of Finance (Canada) introduced Bill C-33 in the Parliament of Canada. The provisions of Bill C-33 will apply, among other things, to certain investments in non-resident entities designated as "foreign investment entities" ("FIEs") generally applicable for taxation after 2006 (the "FIE Tax Proposals"). In general terms, the FIE Tax Proposals, as currently drafted, would apply to require a Holder that holds a "participating interest" (that is not an "exempt interest") in a non-resident entity that is a FIE at the entity's taxation year-end to take into account in computing the Holder's income for the Holder's taxation year that includes such taxation year-end: (i) an amount based on a prescribed rate of return on the "designated cost" of such participating interest held by the Holder at the end of each month ending in the Holder's taxation year at which time the participating interest is held by the Holder; (ii) in certain limited circumstances, any gains or losses accrued on such participating interest for the year; or (iii) in certain limited circumstances, the Holder's proportionate share of the FIE's income (or loss) for the year calculated using Canadian tax rules. For the purposes of the FIE Tax Proposals, the Offered Shares will constitute participating interests in the Company.

The Company will not be a FIE at the end of a taxation year provided that, at that time, the "carrying value" of all of the Company's "investment property" is not greater than one-half of the "carrying value" of all of its property or, throughout the taxation year, its principal undertaking was the carrying on of a business other than an investment business as determined for purposes of the FIE Tax Proposals The Company is of the view, and has advised counsel, that if the Company had a taxation year-end on the date of the Closing, the Company would not be a FIE on that date on the basis that on the date of the Closing, the carrying value of its investment property would not be greater than one-half of the carrying value of all of its property. However, the determination of whether or not the Company is a FIE must be made on an annual basis at the end of each taxation year-end of the Company and no assurances can be given that the Company will not be a FIE at the end of any of its taxation years.

Foreign Property Information Reporting

A Holder that is a "specified Canadian entity" for a taxation year or a fiscal period and whose total cost amount of "specified foreign property", including the Offered Shares, at any time in the year or fiscal period exceeds $100,000 (as such terms are defined in the Tax Act) will be required to file Form T-1135 for the year or period disclosing prescribed information. Subject to certain exceptions, a Holder will generally be a specified Canadian entity. Holders should consult their own tax advisors regarding these rules.

Disposition of Offered Shares

A Holder who disposes of or is deemed to have disposed of an Offered Share will realize a capital gain (or incur a capital loss) equal to the amount by which the proceeds of disposition in respect of the Offered Share exceed (or are exceeded by) the aggregate of the adjusted cost base of such Offered Share and any reasonable expenses associated with the disposition.

Generally, one-half of any capital gain (a "taxable capital gain") realized must be included in the Holder's income and one-half of any capital loss (an "allowable capital loss") offsets taxable capital gains realized by the Holder in the same taxation year, and any excess is generally deductible against net taxable capital gains in any of the three prior years or in any subsequent year in the circumstances and to the extent provided in the Tax Act.

Capital gains realized by an individual and certain trusts may result in the individual or trust paying alternative minimum tax under the Tax Act.

A Holder that is a Canadian-controlled private corporation (as defined in the Tax Act) throughout the relevant taxation year may be subject to the 62/3 percent refundable tax in respect of its aggregate investment income, which includes an amount in respect of taxable capital gains.

Taxation of Dividends Received by Holders of Offered Shares

Dividends received or deemed to be received on the Offered Shares by a Holder who is an individual will be included in computing the Holder's income, but will not be eligible for the gross-up and dividend tax credit treatment normally applicable under the Tax Act to taxable dividends received from taxable Canadian corporations.

Dividends received or deemed to be received on the Offered Shares by a Holder that is a corporation generally will be included in computing the Holder's income, but will not be entitled to the inter-corporate dividend deduction in computing taxable income which generally applies to dividends received from taxable Canadian corporations.



A Holder that is a Canadian-controlled private corporation (as defined in the Tax Act) throughout the relevant taxation year may be subject to the 62/3 percent refundable tax in respect of its aggregate investment income, which includes an amount in respect of dividends on the Offered Shares.

RELATIONSHIP BETWEEN THE CORPORATION AND AN UNDERWRITER

TD Securities Inc. is a wholly-owned subsidiary of a Canadian chartered bank (the "Bank") that is a lender to Petrobank. Petrobank holds 76,693,827 Common Shares, representing (prior to Closing of the Offering) 80.7% of the issued and outstanding Common Shares (77.1% after the Offering). Accordingly, the Corporation may be considered a "connected issuer" of TD Securities Inc. under applicable Canadian securities legislation.

As at September 5, 2007, Petrobank was not indebted to the Bank under Petrobank's credit facilities with an aggregate borrowing base of $70 million. Petrobank is in compliance with all material terms of the agreement governing the credit facilities and the Bank has not waived any breaches thereof since its execution. Neither the financial position of Petrobank or Petrominerales nor the value of the security under the credit facilities has changed substantially since the indebtedness under the credit facilities was incurred.

The decision to distribute the Offered Shares and the determination of the terms of the Offering were made through negotiations between the Corporation and Haywood, on its own behalf and on behalf of the other Underwriters. The Bank did not have any involvement in such decision or determination, but has been advised of the issuance and terms thereof. In connection with the Offering, TD Securities Inc. will receive its share of the Underwriters' Fee.

RISK FACTORS

Prospective purchasers of Offered Shares should consider carefully the risk factors and uncertainties affecting the Corporation in connection with its business contained in the AIF under the heading "Risk Factors" as well as the other information contained in and incorporated by reference in this short form prospectus.

LEGAL MATTERS

Certain legal matters relating to the Offering will be passed upon on behalf of the Corporation by McCarthy Tétrault LLP, Calgary, Alberta, and on behalf of the Underwriters by Blake, Cassels & Graydon LLP, Calgary, Alberta.

AUDITORS, REGISTRAR AND TRANSFER AGENT

The independent auditors of the Corporation are Deloitte & Touche LLP, Chartered Accountants, Calgary, Alberta.

The registrar and transfer agent for the Common Shares is Computershare Investor Services Inc. at its principal offices in Calgary and Toronto.

INTERESTS OF EXPERTS

The partners and associates of McCarthy Tétrault LLP and the partners and associates of Blake, Cassels & Graydon LLP, as of the date hereof, each as a group, beneficially own, directly or indirectly, less than 1% of the outstanding Common Shares of the Corporation. As of the date hereof, the principals of DeGolyer and MacNaughton, each as a group, did not beneficially own, directly or indirectly, any securities of Petrominerales.

PROMOTER

Petrobank may be considered to be a promoter of the Corporation in that it took the initiative in founding and organizing the Corporation. Petrobank currently holds 80.7% of the outstanding Common Shares and, after giving effect to the Offering, Petrobank will hold 77.1% of the outstanding Common Shares.

PURCHASER'S STATUTORY RIGHTS

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may only be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal adviser.

AUDITORS' CONSENT

We have read the short form prospectus of Petrominerales Ltd. (the "Corporation") dated September 5, 2007 qualifying the distribution of 4,400,000 common shares of the Corporation. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned prospectus of our report to the shareholders of the Corporation on the consolidated balance sheets of the Corporation as at December 31, 2006 and 2005, and the consolidated statements of operations and retained earnings (deficit) and cash flow for the years then ended. Our report is dated February 23, 2007.

Calgary, Alberta
September 5, 2007

(signed) "Deloitte & Touche LLP"
Chartered Accountants

CERTIFICATE OF THE CORPORATION

Dated: September 5, 2007

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the provinces of Alberta, British Columbia and Ontario.

(Signed) John D. Wright *President and Chief Executive Officer*	*(Signed) Corey C. Ruttan* *Vice President Finance, Chief Financial Officer*

On behalf of the Board of Directors

(Signed) Alastair MacDonald *Director*	*(Signed) Jerald L. Oaks* *Director*

CERTIFICATE OF THE PROMOTER

PETROBANK ENERGY AND RESOURCES LTD.

Dated: September 5, 2007

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the provinces of Alberta, British Columbia and Ontario.

(Signed) John D. Wright *President and Chief Executive Officer*	*(Signed) Corey C. Ruttan* *Vice President Finance, Chief Financial Officer*

On behalf of the Board of Directors

(Signed) Jim Tocher *Director*	*(Signed) Ian S. Brown* *Director*

CERTIFICATE OF THE UNDERWRITERS

Dated: September 5, 2007

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the provinces of Alberta, British Columbia and Ontario.

HAYWOOD SECURITIES INC.

By: *(Signed) William A. Kanters*

FRASER MACKENZIE LTD.

By: *(Signed) JC St-Amour*

TD SECURITIES INC.

By: *(Signed) Bill Roberts*

FIRSTENERGY CAPITAL CORP.

By: *(Signed) John S. Chambers*

RBC DOMINION SECURITIES INC.

By: *(Signed) Robi Contrada*

GMP SECURITIES L.P.

By: *(Signed) Sandy L. Edmonstone*

SCOTIA CAPITAL INC.

By: *(Signed) Brett Undershute*





9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com



Security Class

Holder Account Number

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Form of Proxy - Annual and Special Meeting to be held on May 25, 2007

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.
3. This proxy should be signed in the exact manner as the name appears on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 10:00 am, Mountain Time, on May 23, 2007.

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VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!



To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following web site: www.investorvote.com

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER **HOLDER ACCOUNT NUMBER** **ACCESS NUMBER**

19MA07047.E.SEDAR/000001/000001/i

Appointment of Proxyholder

I/We, being holder(s) of PETROMINERALES LTD. hereby appoint: John D. Wright, President and Chief Executive Officer and a Director of the Corporation, or failing him, Corey C. Ruttan, Chief Financial Officer of the Corporation

OR

Enter the name of the person you are appointing if this person is someone other than the foregoing.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual and Special Meeting of **PETROMINERALES LTD.** to be held at the Meeting Room Millennium, Radisson Royal Bogotá Hotel, Calle 113 No. 7-65, Bogotá, Columbia on May 25, 2007 at 10:00 a.m. and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors

Management recommends that you vote **FOR** all of the nominees as outlined in the Information Circular.

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	For	Withhold
Vote FOR or WITHHOLD for all nominees proposed by Management	☐	☐

2. Appointment of Auditors

	For	Withhold
Appointment of Deloitte & Touche LLP, Chartered Accountants, as Auditors of the Corporation for the ensuing year and authorizing the Directors to fix their remuneration.	☐	☐

3. Deferred Share Compensation Plan

	For	Against
To ratify, approve and adopt the Deferred Share Compensation Plan of the Corporation.	☐	☐

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Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

MM / DD / YY

Interim Financial Statements

Mark this box if you would like to receive interim financial statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Report

Mark this box if you would NOT like to receive the Annual Report and accompanying Management's Discussion and Analysis by mail. ☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

0 2 5 8 5 9 A R 2 P T X Q





NOTICE OF
ANNUAL AND SPECIAL MEETING
OF SHAREHOLDERS OF
PETROMINERALES LTD.

AND

MANAGEMENT INFORMATION CIRCULAR

Meeting to be held at:
Millennium Meeting Room, Radisson Royal Bogotá Hotel
Calle 113 No. 7-65, Bogotá, Colombia
on Friday, May 25, 2007
at 10:00am

April 20, 2007



Notice of Annual and Special Meeting of Shareholders
of Petrominerales Ltd. to be held on Friday, May 25, 2007

The annual and special meeting ("Meeting") of the shareholders of Petrominerales Ltd. (the "Corporation") will be held on Friday, May 25, 2007, at 10:00 am in the Millennium Meeting Room at the Radisson Royal Bogotá Hotel, Calle 113 No. 7-65, Bogotá, Colombia, to:

1. receive and consider our financial statements for the year ended December 31, 2006, together with the report of the auditors thereon;

2. elect the directors of the Corporation for the ensuing year;

3. appoint the auditors and authorize the directors to fix their remuneration;

4. consider and, if thought fit, to pass a resolution of the shareholders to ratify, approve and adopt the Deferred Share Compensation Plan of the Corporation; and

5. transact such other business as may properly be brought before the Meeting or any adjournment thereof.

The specific details of the matters proposed to be put before the Meeting are set forth in the information circular accompanying this notice.

If you are unable to attend the Meeting in person we request that you date and sign the enclosed form of proxy and mail it to or deposit it with Computershare Trust Company of Canada, Proxy Department, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1. In order to be valid and acted upon at the Meeting, forms of proxy must be returned to the aforesaid address not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof.

Only shareholders of record at the close of business on April 20, 2007 (the "Record Date") will be entitled to vote at the Meeting, unless that shareholder has transferred any shares subsequent to the Record Date and the transferee shareholder, not later than 10 days before the Meeting, establishes ownership of the shares and demands that the transferee's name be included on the list of shareholders.

DATED April 20, 2007.

By order of the Board of Directors

John D. Wright
President , Chief Executive Officer and
Director



Information Circular
for the Annual and Special Meeting to be held on Friday, May 25, 2007

PROXIES

Solicitation of Proxies

This management information circular ("information circular") is furnished in connection with the solicitation of proxies for use at our annual and special meeting ("Meeting") of the holders ("shareholders") of common shares ("common shares") of the Corporation to be held on Friday, May 25, 2007 at 10:00 am in the Millennium Meeting Room at the Radisson Royal Bogotá Hotel, Calle 113 No. 7-65, Bogotá, Colombia and at any adjournment thereof. Proxies must be addressed to and reach Computershare Trust Company of Canada, Proxy Department, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, not less than 48 hours before the time for holding the Meeting or any adjournment thereof (excluding Saturdays, Sundays, and holidays). Only shareholders of record at the close of business on April 20, 2007 (the "Record Date") will be entitled to vote at the Meeting, unless that shareholder has transferred any common shares subsequent to that date and the transferee shareholder, not later than 10 days before the Meeting, establishes ownership of the common shares and demands that the transferee's name be included on the list of shareholders. References herein to "we", "our", the "Corporation" or "Petrominerales" refer to Petrominerales Ltd.

The instrument appointing a proxy must be in writing and must be executed by you or your attorney authorized in writing or, if you are a corporation, under your corporate seal or by a duly authorized officer or attorney of the corporation.

The persons named in the enclosed form of proxy are officers of the Corporation. As a shareholder you have the right to appoint another person, who need not be a shareholder, to represent you at the Meeting. To exercise this right you should insert the name of the desired representative in the blank space provided on the form of proxy and strike out the other names or submit another appropriate proxy.

Advice to Beneficial Holders of Common Shares

The information set forth in this section is of significant importance to you if you do not hold your common shares in your own name. Only proxies deposited by shareholders whose names appear on our records as the registered holders of common shares can be recognized and acted upon at the Meeting. If common shares are listed in your account statement provided by your broker, then in almost all cases those common shares will not be registered in your name on our records. Such common shares will likely be registered under the name of your broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co., the registration name for The Canadian Depository for Securities Limited, which acts as nominees for many Canadian brokerage firms. Common shares held by your broker or their nominee can only be voted upon your instructions. Without specific instructions, your broker or their nominee is prohibited from voting your common shares.

There are two kinds of beneficial shareholders: those who object to their names being made known to the issuers of securities they own, called objecting beneficial owners, and those who do not object to the issuer of the securities they own knowing who they are, called non-objecting beneficial owners ("NOBOs").

Pursuant to National Instrument 54-101, the Corporation may deliver proxy-related material directly to its NOBOs. If you are a beneficial shareholder and Computershare Trust Company of Canada, the Corporation's transfer agent, has sent these materials directly to you, your name and address and information about your holdings of Common Shares, have been obtained in accordance with applicable securities legislation from the intermediary holding Common Shares on your behalf. By choosing to send these materials to you directly, the Corporation has assumed responsibility for (i) delivering these materials to you and (ii) executing your proper voting instructions. As a result, NOBOs can expect to receive a scannable voting instruction form ("VIF") from our transfer agent, Computershare Trust Company of Canada. These VIFs are to be completed and returned to Computershare Trust Company of Canada in the envelope provided. Computershare Trust Company of Canada will tabulate the results of the VIFs received from NOBOs and will provide appropriate instructions at the meeting with respect to the Common Shares represented by the VIFs they receive. If you are a NOBO and wish to vote your common shares in person at the meeting, please insert your own name in the space provided on the VIF to appoint yourself as proxyholder. Do not complete the voting instructions, as your vote will be counted at the meeting. Please register with the transfer agent, Computershare Trust Company of Canada, when you arrive at the meeting. If you are a beneficial shareholder, you should contact your nominee to discuss whether revocation is possible and what procedure to follow.

Revocability of Proxy

You may revoke your proxy at any time prior to the Meeting. If you or the person you give your proxy to attends personally at the Meeting you or such person may revoke the proxy and vote in person. In addition to revocation in any other manner permitted by law, a proxy may be revoked by an instrument in writing executed by you or your attorney authorized in writing or, if you are a corporation, under your corporate seal or by a duly authorized officer or attorney of the corporation. To be effective the instrument in writing must be deposited either at our head office at any time up to and including the last business day before the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the chairman of the Meeting on the day of the Meeting, or any adjournment thereof.

Persons Making the Solicitation

This solicitation is made on behalf of our management. We will bear the costs incurred in connection with such. In addition to mailing forms of proxy, proxies may be solicited by personal interviews, or by other means of communication, by our directors, officers and employees who will not be remunerated therefor.

Exercise of Discretion by Proxy

The common shares represented by proxy in favour of management nominees will be voted on any poll at the Meeting. Where you specify a choice with respect to any matter to be acted upon the shares will be voted on any poll in accordance with the specification so made. If you do not provide instructions your shares will be voted in favour of the matters to be acted upon as set out herein. The persons appointed under the form of proxy which we have furnished are conferred with discretionary authority with respect to amendments or variations of those matters specified in the form of proxy and notice of annual and special Meeting and with respect to any other matters which may properly be brought before the Meeting or any adjournment thereof. At the time of printing this information circular, we know of no such amendment, variation or other matter.

Currency

Except as otherwise indicated, all dollar amounts in this information circular are expressed in Canadian dollars and references to $ are to Canadian dollars.

Date of Information

Unless otherwise indicated, all information set forth in this information circular is given as at April 20, 2007.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Corporation is authorized to issue 200,000,000 common shares having a par value of $1.00 per common share. As at April 20, 2007, there were 95,000,000 common shares issued and outstanding. Holders of shares are entitled to one vote for each common share held.

To the knowledge of our directors and executive officers, as at April 20, 2007, no person or company beneficially owns, directly or indirectly, or controls or directs, more than 10% of the voting shares of the Corporation, other than Petrobank Energy and Resources Ltd. ("Petrobank") which owns 76,693,827 common shares, representing 80.73% of the outstanding common shares.

MATTERS TO BE ACTED UPON AT THE MEETING

ANNUAL BUSINESS

Election of Directors

The Articles of Association of the Corporation require the Corporation have not less than one and not more than fifteen directors, with the actual number of directors holding office from time to time to be determined by the board of directors of the Corporation (the "Board"). The Board has resolved that the number of directors be set at seven. Accordingly, it is proposed that seven directors be elected at the Meeting to serve until the next annual meeting or until their successors are duly elected or appointed.

The persons named below are nominees of management for election as directors. **Unless otherwise directed, the persons designated in the enclosed proxy form intend to vote FOR the election of these nominees at the Meeting.** Management does not contemplate that any of the nominees will be unable to serve as a director, but, if that does occur for any reason prior to the Meeting, the persons designated in the enclosed form of proxy reserve the right to vote for other nominees in their discretion.

John D. Wright
Jerald L. Oaks
Kenneth R. McKinnon
Enrique Umaña-Valenzuela
Ernesto Sarpi
Geir Ytreland
Alastair MacDonald

The following table sets out the name of each of the persons proposed to be nominated for election as director; the principal occupations and offices in the Corporation presently held by him and for the previous five years; the period during which he has served as a director; and the number of voting shares of the Corporation that he has advised are beneficially owned by him, directly or indirectly, or over which control or direction is exercised by him:

Name of Nominee, Location of Residence and Position	Number of Common Shares Beneficially Owned or Controlled	Director Since	Present and Principal Occupation For Previous Five Years
John D. Wright[3] Calgary, Alberta Canada	150,000	May 2006	President, Chief Executive Officer and Director of Petrobank Energy and Resources Ltd. since March 2000.
Jerald L. Oaks[2] Greenwood Village, Colorado USA	50,000	May 2006	Director of Petrobank Energy and Resources Ltd since September 1993, Professional Engineer President of Oaks Resources Management Inc. since June 1986.
Kenneth R. McKinnon[1] [2] Calgary, Alberta Canada	80,000	May 2006	Director of Petrobank Energy and Resources Ltd since March 2000, Corporate Secretary of Petrobank Energy and Resources Ltd. from November 1997 to December 2004; Vice President Legal Affairs and General Counsel of Critical Mass Inc. since September 2000.
Enrique Umaña-Valenzuela[1] Bogotá Colombia	Nil	May 2006	Trade and investment consultant since May 2005 Director of Sociedades Bolivar since March 2006; President of Coinvertir - Invest in Colombia Corporation from July 1997 to April 2005.
Ernesto Sarpi[3] Naples Italy	8,000	May 2006	Self-employed Consultant from June 2004 to May 2006; Manager of New Ventures of ENI SpA Agip Div. from November 1999 to May 2004.
Geir Ytreland[2] [3] Droebak Norway	80,000	May 2006	Self-employed Consultant since April 2000 General Manager Norsk Hydro from March 1993 to March 2000; Project Manager for development of the East Timor petroleum industry since January 2004.
Alastair MacDonald[1] Pembroke Bermuda	Nil	April 2006	Corporate Secretary and Director of the Corporation since April 2006; Director of Petrominerales Colombia Ltd. and predecessor companies since September 1996; Chief Executive Officer of Triathlon Ltd., a financial advisory company since November 1996.

Notes:

(1) Member of the Audit Committee.
(2) Member of the Compensation Committee.
(3) Member of the Reserves Committee.

The information as to voting securities beneficially owned, directly or indirectly, is based upon information furnished to the Corporation by the nominees.

No director of the Corporation:

(a) is, as at the date of this information circular, or has been, within 10 years before the date of this circular, a director or executive officer of any company (including the Corporation) that, while that person was acting in that capacity:

  (i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

  (ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

  (iii) or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b) has, within the 10 years before the date of this information circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director.

Appointment of Auditors

Management is soliciting proxies, in the accompanying form of proxy, in favour of the appointment of the firm of Deloitte & Touche LLP, Chartered Accountants, as our auditors, to hold office until the next annual Meeting of the shareholders and to authorize the directors to fix their remuneration. Deloitte & Touche LLP was first appointed on January 12, 2007.

Unless otherwise directed, the persons designated in the enclosed form of proxy intend to vote at the Meeting FOR the reappointment of Deloitte & Touche LLP as the Corporation's auditors and authorizing the Board to fix the auditors' remuneration.

SPECIAL BUSINESS

Approval of Deferred Share Compensation Plan

Background

The Board of Directors of the Corporation has adopted the Deferred Share Compensation Plan ("DCS Plan").

Terms of the Deferred Share Compensation Plan

The purpose of the DCS Plan is to provide effective incentives for the directors, officers and employees of the Corporation to promote the success and business of the Corporation and to reward such directors, officers and employees in relation to the long-term performance and growth of the Corporation by encouraging ownership of common shares.

There are two components to the DCS Plan: (i) a deferred grant to directors of the Corporation of such number of common shares per calendar year which is approved by the Board from time to time; and (ii) a deferred grant to officers and employees of the Corporation who are approved by the Board of such number of common shares per calendar year as is approved by the Board. Compensation is payable pursuant to the DCS Plan in the form of a deferred grant of common shares.

Common shares which a director, officer or employee is entitled to receive pursuant to the DCS Plan will not be issued until the director, officer or employee has delivered to the Corporation an election in writing that the common shares be issued together with payment to the Corporation in the amount of $0.05 for each common share issued. A director, officer or employee will not be entitled to elect to be issued any of the common shares which he or she has been granted until a period of three years has passed since the date of grant of such common shares or until the director, officer or employee ceases to be a director, officer or employee of the Corporation, whichever is earlier. Upon a director, officer or employee ceasing to be a director, officer or employee of the Corporation, such director, officer or employee shall be required to elect whether he or she will be issued all or any portion of the common shares which have been granted to him or her (and to deliver payment for all of such common shares to be issued), such election and payment to be made within 30 days following the director, officer or employee ceasing to be such and delivery of such common shares to occur the earlier of three years after the date of grant of such common shares or one year after the director, officer or employee of the Corporation ceases to be such. A director, officer or employee shall have no right to receive common shares granted to him or her which have not been issued on the date that is ten years following the date of grant.

The DCS Plan provides that the number of common shares that are issuable to a director, officer or employee pursuant to the DCS Plan shall be increased on each date on which a cash dividend is paid to shareholders by an amount equal to the product of the number of the common shares which remain issuable and the fraction which has as its numerator the cash dividend paid, expressed as an amount per common share and which has as its denominator the weighted average trading price of common shares on the TSX for the ten trading days preceding the record date for such dividend. The total number of common shares issuable pursuant to the DCS Plan, subject to adjustment in accordance with the DCS Plan, including adjustments for cash dividends paid on the common shares, shall not exceed 500,000 common shares.

No common shares may be issued to a director, officer or employee under the DCS Plan if such issuance could result, at any time, in (i) the number of common shares reserved for issuance pursuant to issuances under the DCS Plan and all other established or proposed share compensation arrangements in respect of common shares granted to insiders exceeding 10% of the aggregate issued and outstanding common shares, (ii) the issuance to insiders of the Corporation pursuant to the DCS Plan and all other established or proposed share compensation arrangements, within a one year period, of a number of common shares exceeding 10% of the aggregate issued and outstanding common shares, or (iii) the issuance pursuant to the DCS Plan and all other established or proposed share compensation arrangements to any one insider of the Corporation, or such insider's associates, within a one year period, of a number of common shares exceeding 5% of the aggregate issued and outstanding common shares. The Board reserves the right to make amendments and modifications to the Plan or terminate the Plan and to amend or modify a DCS Agreement without shareholder approval.

"**BE IT RESOLVED**, as an ordinary resolution (the "DCS Plan Resolution") of the shareholders of Petrominerales Ltd. (the "Corporation"), that:

1. The deferred share compensation plan (the "DCS Plan"), as more particularly described in the management information circular of the Corporation dated April 20, 2007, and substantially in the form as set forth in Schedule "A" to such information circular, and any deferred common shares issued pursuant to the DCS Plan, are hereby ratified, adopted and approved; and

2. Any one director or officer of the Corporation be and is hereby authorized and directed to perform all such acts, deeds and things and execute all such documents and other instruments as may be required to give effect to the intent of these resolutions."

In order to be approved, the DCS Plan Resolution must be approved by an ordinary resolution of the shareholders, being a majority of the votes cast by shareholders present in person or by proxy at the Meeting who voted in respect of the DCS Resolution. The Board recommends that shareholders vote in favour of the DCS Resolution. **Unless otherwise directed, the management representatives named in the accompanying form of proxy intend to vote FOR the DCS Resolution at the Meeting.**

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth all annual and long-term compensation paid in respect of the individuals who, as at the three most recently completed financial year ended December 31, 2006, meet the requirements to be classified as "Named Executive Officers" of the Corporation as defined in Form 51-102F6 – *Statement of Executive Compensation to National Instrument 51-102 – Continuous Disclosure Obligations.*

		Annual Compensation			Long-Term Compensation	
Name and Principal Position	**Year**	**Salary ($)**	**Bonus ($)**	**Other Annual Compensation ($)**	**Securities Under Options/DCS[1] Granted (#)**	**All Other Compensation[2] ($)**
JOHN D. WRIGHT[3]	2006	Nil	Nil	Nil	200,000/Nil	Nil
President and Chief	2005	Nil	Nil	Nil	Nil	Nil
Executive Officer	2004	Nil	Nil	Nil	Nil	Nil
COREY C. RUTTAN[3]	2006	Nil	Nil	Nil	150,000/Nil	Nil
Chief Financial Officer	2005	Nil	Nil	Nil	Nil	Nil
	2004	Nil	Nil	Nil	Nil	Nil
STEVEN J.	2006	144,880	45,364	217,829[5]	206,250/Nil	14,396
BENEDETTI [4]	2005	138,122	36,349	227,096[5]	Nil	11,617
Senior Vice President and Colombian Country Manager	2004	148,320	20,824	129,177[5]	Nil	12,267
MARK R.	2006	154,804	36,291	202,927[6]	109,000/Nil	11,507
HOLLIDAY[4]	2005	145,396	27,262	229,648[6]	Nil	10,359
Vice President Operations	2004	156,182	15,618	138,959[6]	Nil	9,478
A. PAUL KROSHKO	2006	142,666	20,000	Nil	181,000/Nil	7,695
Vice President	2005	93,567	27,500	Nil	Nil	3,545
Exploration	2004	Nil	Nil	Nil	Nil	Nil

Notes:

(1) Deferred Common Shares ("DCS").
(2) All Other Compensation comprises premiums paid by Petrobank or subsidiaries of Petrobank for term life insurance and, if applicable, Petrobank's contribution to the Employee's Share Ownership Plan for each Named Executive Officer.
(3) No salary is paid directly by Petrominerales to either Messrs. Wright or Ruttan. See "*Employment Contracts and Management Contracts – Management Services Agreement*".
(4) Messrs. Benedetti and Holliday's annual salary, bonus and other compensation have been converted from US dollars to Canadian dollars.
(5) Mr. Benedetti's apartment rental is paid by Petrominerales and totalled $56,321 in 2006, or 25.9 percent of his perquisites in 2006; $58,437 in 2005, or 25.7 percent of his perquisites in 2005; and $57,396, or 44.4 percent of his perquisites in 2004. In 2005, Petrominerales paid $63,240, or 27.8 percent of his perquisites, for taxes owed in Colombia.
(6) Mr. Holliday's apartment rental is paid by Petrominerales and totalled $64,643 in 2006, or 31.9 percent of his perquisites in 2006; $66,536 in 2005, or 29.0 percent of his perquisites in 2005; and $70,381, or 50.6 percent of his perquisites in 2004. In 2005, Petrominerales paid $67,215, or 29.3 percent of his perquisites, for taxes owed in Colombia.

No long-term compensation was paid to the "Named Executive Officers" in the form of restricted share awards or long-term incentive plan payouts during the years ended December 31, 2006, 2005 and 2004.

Option/DCS Grants During the Year Ended December 31, 2006

The following table sets forth, with respect to each of the Named Executive Officers, details regarding stock options and DCS granted during the year ended December 31, 2006.

Name	Securities Under Options/DCS Granted (#)	% of Total Options/DCS Granted to Employees in Financial Year	Exercise or Base Price for Options/DCS ($/Security)	Market Value of Securities Underlying Options/DCS on the Date of Grant ($/Security)	Expiration Date Options/DCS
John D. Wright	100,000 / Nil	3.3 / n/a	3.75 / n/a	3.75 / n/a	June 29, 2011 / n/a
	100,000 / Nil	3.3 / n/a	3.75 / n/a	3.75 / n/a	June 29, 2016 / n/a
Corey C. Ruttan	50,000 / Nil	1.6 / n/a	3.75 / n/a	3.75 / n/a	June 29, 2011 / n/a
	100,000 / Nil	3.3 / n/a	3.75 / n/a	3.75 / n/a	June 29, 2016 / n/a
Steven J. Benedetti	93,750 / Nil	3.1 / n/a	3.75 / n/a	3.75 / n/a	June 29, 2011 / n/a
	112,500 / Nil	3.7 / n/a	3.75 / n/a	3.75 / n/a	June 29, 2016 / n/a
Mark R. Holliday	9,000 / Nil	0.3 / n/a	3.75 / n/a	3.75 / n/a	June 29, 2011 / n/a
	100,000 / Nil	3.3 / n/a	3.75 / n/a	3.75 / n/a	June 29, 2016 / n/a
A. Paul Kroshko	46,000 / Nil	1.5 / n/a	3.75 / n/a	3.75 / n/a	June 29, 2011 / n/a
	135,000 / Nil	4.4 / n/a	3.75 / n/a	3.75 / n/a	June 29, 2016 / n/a

Aggregated Option Exercises During the Year Ended December 31, 2006 and Year-End Option Values

The following table sets forth, with respect to each of the Named Executive Officers, the number of stock options exercised and the aggregate value realized on exercise during 2006 and the number of unexercised stock options and the value of in-the-money stock options at December 31, 2006.

Name	Securities Acquired on Exercise (#)	Aggregated Value Realized [1] ($)	Unexercised Options at Year-End Exercisable/Unexercisable (#)	Value of Unexercised in-the-Money Options at Year-End [2] Exercisable/Unexercisable ($)
John D. Wright	Nil	Nil	100,000/100,000	5,000/5,000
Corey C. Ruttan	Nil	Nil	50,000/100,000	2,500/5,000
Steven J. Benedetti	Nil	Nil	Nil/206,250	Nil/10,313
Mark R. Holliday	Nil	Nil	Nil/109,000	Nil/5,450
A. Paul Kroshko	Nil	Nil	Nil/181,000	Nil/9,050

Notes:

(1) Based upon market value of the common shares on the date of exercise, less the exercise price.

(2) Based on the closing price of the Corporation's common shares on December 29, 2006 of $3.80, less the exercise price.

Aggregated Deferred Common Share Exercises During the Year Ended December 31, 2006 and Year-End Deferred Common Share Values

There were no deferred common shares exercised pursuant to the Corporation's DCS Plan during the year ended December 31, 2006.

Option Repricing During the Year Ended December 31, 2006

The Corporation did not make any downward repricing of stock options during the fiscal year ended December 31, 2006.

Pension and Retirement Plans and Payments Made Upon Termination of Employment

The Corporation does not have any pension or retirement plan which is applicable to the Named Executive Officers. The Corporation has not provided compensation, monetary or otherwise, during the preceding fiscal year, to any person who now or previously has acted as a Named Executive Officer of the Corporation, in connection with or related to the retirement, termination or resignation of such person and the Corporation has provided no compensation to such persons as a result of change of control of the Corporation, its subsidiaries or affiliates. Other than as described below under the heading "Employment Contracts and Management Contracts", the Corporation is not party to any compensation plan or arrangement with the Named Executive Officers resulting from the resignation, retirement or termination of employment of such persons.

Employment Contracts and Management Contracts

Management Services Agreement

The Corporation and Petrobank Energy and Resources Ltd. ("Petrobank") entered into a management services agreement (the "Management Services Agreement") dated June 9, 2006, and effective May 1, 2006 which provides that Petrobank will provide the Corporation with the services of John D. Wright and Corey C. Ruttan, as President and Chief Executive Officer and Chief Financial Officer, respectively, and that Petrobank shall manage and administer the business of the Corporation on an as needed basis from time to time. It is the intention of the parties that Messrs. Wright and Ruttan allocate their time equally between providing services in their respective roles with Petrobank and the Corporation. The Management Services Agreement expires on April 30, 2007, but is automatically renewed annually unless one months' notice is given by either party prior to the commencement of the next term. The Corporation will pay Petrobank a monthly fee of $75,000 for the services provided under the Management Services Agreement. The Management Services Agreement may be terminated by either party upon 30 days' notice and payment by the Corporation of all fees and expenses owing under the Management Services Agreement.

Employment Contracts

Petrobank and the Corporation are parties to employment agreements with the Corporation's Senior Vice President and Colombian Country Manager, Steven Benedetti, and its Vice President, Operations, Mark Holliday. The Corporation has agreed in the Management Services Agreement to pay to Petrobank any amounts that become payable by Petrobank to each of the above officers under the terms of such employment agreements.

Senior VP Agreement

The terms of Mr. Benedetti's employment agreement with Petrobank (the "Senior VP Agreement") include that Petrobank will be required to pay Mr. Benedetti a cash amount equal to one month of base compensation per completed year of service with a minimum of three months of base compensation if Petrobank terminates the Senior VP Agreement at anytime other than for cause. In the event of a change of control, if Petrobank does not provide Mr. Benedetti any offer in writing within six weeks of a change of control, or if Mr. Benedetti is offered an equivalent position but elects to decline such position, Mr. Benedetti shall have the right to terminate his employment with Petrobank, in which case he shall be entitled to the same severance payment as would be payable by Petrobank in the event that Petrobank terminated Mr. Benedetti's employment without cause. If Mr. Benedetti is offered a position with Petrobank or one of its affiliates that is an equivalent position (except with regard to location), he may elect to terminate the Senior VP Agreement, in which case Petrobank must provide payment of half of a month of base compensation per completed year of service, with a minimum of one and a half months of base compensation. The Senior VP Agreement generally defines a "change of control" to include: the sale of all or substantially all of Petrobank's assets, except in the case of a swap of assets; the acquisition hereafter, directly or indirectly, by any person or group of persons acting jointly or in concert, of that number of Petrobank's voting shares which is equal to or greater than 50 percent of Petrobank's issued and outstanding voting shares immediately after such acquisition, but excluding any issue or sale of voting shares in connection with a distribution to the public either by way of prospectus or private placement, or any issue or sale of voting shares to a person or group of persons for purposes of effecting an acquisition of assets, directly or indirectly, by Petrobank; or the election at a Meeting of Petrobank's shareholders of that number of persons which would represent a majority of the Board of Directors, as Petrobank's directors who are not included in the slate for election as directors proposed to Petrobank's shareholders by management of Petrobank.

VP Operations Agreement

The terms of Mr. Holliday's employment agreement (the "VP Operations Agreement") include that if Petrobank terminates the VP Operations Agreement at anytime otherwise then for cause, Petrobank will become obligated to pay Mr. Holliday a cash amount equal to one month base compensation per completed year of service with a minimum of three months of base compensation. In the event of a "change of control", if Petrobank does not provide Mr. Holliday any offer in writing within six weeks of a change of control event, or if Mr. Holliday is offered an equivalent position but elects to decline such position, he shall have the right to terminate his employment with Petrobank, in which case he shall be entitled to the same severance payment as would be payable by Petrobank in the event that it terminated Mr. Holliday's employment without cause. If Mr. Holliday is offered a position with Petrobank or one of its affiliates that is an equivalent position (except with regard to location), he may elect to terminate the VP Operations Agreement, in which case Petrobank must provide payment of one half of a month of base compensation per completed year of service, with a minimum of one and a half of a month of base compensation. The VP Operations Agreement generally defines a "change of control" to include: the sale of all or substantially all of Petrobank's assets except in the case of a swap of assets; the acquisition hereafter, directly or indirectly, by any person or group of persons acting jointly or in concert, of that number of voting shares of Petrobank which is equal to or greater than 50 percent of the total issued and outstanding voting shares of Petrobank immediately after such acquisition, but excluding any issue or sale of voting shares of Petrobank in connection with a distribution to the public either by way of prospectus or private placement, or any issue or sale of voting shares to a person or group of persons for purposes of effecting an acquisition of assets, directly or indirectly, by Petrobank; or the election at a meeting of Petrobank's shareholders of that number of persons which would represent a majority of the Board of Directors, as directors of Petrobank who are not included in the slate for election as directors proposed to Petrobank's shareholders by management of Petrobank.

Stock Option Plan

The Corporation has adopted a stock option plan (the "Plan") pursuant to which the Corporation may grant stock options to employees or insiders of the Corporation or to any other person or company engaged to provide ongoing management or consulting services for the Corporation or for any entity controlled by the Corporation (collectively, "Service Providers").

The purpose of the Plan is to provide the Corporation and its shareholders the benefits of incentives inherent in share ownership by Service Providers who, in the judgment of the Board, will be largely responsible for its future growth and success. The Plan contains provisions that limit issuances to insiders so that the maximum number of common shares that may be reserved for issuance to insiders pursuant to options granted under the Plan and any other share compensation arrangement is 10 percent of the aggregate number of common shares issued and outstanding. The maximum number of common shares that may be issued to insiders under the Plan and any other share compensation arrangement within a one year period is 10 percent of the aggregate common shares issued and outstanding; provided that, the maximum number of common shares that may be issued to any one insider or such insider's associates under the Plan within a one year period is 5 percent of the aggregate number of common shares issued and outstanding. In addition, not greater than 5 percent of the issued and outstanding common shares may be available for issuance to any one person under the Plan. For the purposes of the Plan, a "share compensation arrangement" means any stock option, stock option plan, employee stock purchase plan or any other compensation or incentive mechanism the issuance or potential issuance of common shares, including a share purchase from treasury which is financially assisted by the Corporation by way of a loan, guarantee or otherwise.

The exercise price of options granted under the Plan will be fixed by the Board at the time of grant; provided that, such exercise price may not be less than the market price of the common shares on the date of the grant. For the purposes of the Plan, the market price means the volume weighted average trading price of the common shares on the Toronto Stock Exchange (the "TSX") for the five trading days prior to the date of the grant

(or such other stock exchange in Canada if not then listed and posted for trading on the TSX) and if the common shares are not listed and posted for trading on any stock exchange in Canada, the Board will determine the market price. No common shares will be issued upon the exercise of options until the full purchase price is received.

Options granted under the Plan will vest as determined by the Board and will be exercisable for a period generally not exceeding five years, as determined by the Board, but in any event the option period shall not exceed ten years from the date of grant. The Plan provides that subject to the rules and regulations of the TSX and any other applicable laws, the Board may at any time authorize the Corporation to loan money to a Service Provider on such terms and conditions as the Board in its sole discretion may determine, to assist such Service Provider to exercise an option held.

The Plan also includes provision for a cashless option exercise right (the "Put Right"). Under the Put Right, optionholders can request that the Corporation purchase for cash all or any part of their options at a price being the difference between the current market price of the common shares, or a lower price as the Board may determine, and the exercise price of each option. Upon acceptance of the Put Right by the Corporation, the Corporation will deliver a cheque to the exercising optionholder within three business days of receipt of notice exercising this Put Right.

All benefits, rights and options accruing to any participant in accordance with the terms and conditions of the Plan shall not be transferable or assignable unless specifically provided in the Plan. During the lifetime of a Service Provider, all benefits, rights and options may only be exercised by the Service Provider.

If the event of the death of a participant, all vested and unvested options held by such participant at the date of death shall be exercisable for six (6) months after the date of death or prior to the expiration of the period during which the option may be exercised, whichever is sooner. If a participant ceases to be employed by or to be a director or officer of the Corporation for cause, no options may be exercised following the date on which such participant ceases to be so employed or ceases to be a director or officer, as the case may be. If a participant voluntarily ceases employment with the Corporation or voluntarily ceases to be a director or officer of the Corporation, then any vested option held by such participant at the effective date thereof shall be exercisable only for seven (7) days after such date, or prior to the expiration of the period during which the option may be exercised, whichever is sooner. If a participant ceases to be employed by or to be a director or officer of the Corporation by way of termination without cause, then any vested option held by such participant at the effective date thereof shall be exercisable for three (3) months after such date or prior to the expiration of the period during which the option may be exercised, whichever is sooner.

As of December 31, 2006, no options have been exercised since inception of the Plan, there are 3,091,126 options outstanding (representing 3.25% of the issued and outstanding common shares) and the Corporation may grant 6,408,874 options (representing 6.75% of the issued and outstanding common shares).

EQUITY SECURITIES FOR ISSUANCE

The following table sets forth information with respect to compensation plans under which equity securities are authorized for issuance as at December 31, 2006, aggregated for all compensation plans previously approved by the shareholders and all compensation plans not previously approved by the shareholders.

Plan Category	Number of securities to be issued upon exercise of options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by shareholders:			
- Stock Option Plan	3,091,126	$3.77/share	6,408,874
Equity compensation plans not approved by shareholders			
- DCS Plan	n/a	n/a	500,000
Total	3,091,126	$3.77/share	6,908,874

COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

Executive and Employee Compensation Policy

The Corporation's compensation philosophy is aimed at attracting and retaining quality and experienced people, which is critical to our success. All compensation is based upon the performance of both the Corporation and the individual employee and is comprised of three elements: base salary, short-term incentive compensation (being cash bonuses) and long-term incentive compensation (being stock based compensation). Each element of compensation is determined on an individual basis.

The Corporation may, based upon individual and corporate performance, award cash bonuses to its employees and executive officers to supplement annual salaries. The award of bonuses is determined, in the case of non-executive employees, by the senior management of the Corporation and approved in the aggregate by the Compensation Committee. The Compensation Committee in consultation with the Chief Executive Officer establishes base salaries and cash bonuses for Vice Presidents.

Stock options will typically be awarded by the Compensation Committee upon commencement of employment with the Corporation based on the level of responsibility within the Corporation and are intended to

align executive and shareholder interests by attempting to create a direct link between compensation and shareholder return as measured through the price of the Corporation's shares. Additional grants may be made periodically to recognize the exemplary performance of, or the special contribution by, certain individuals. An annual grant may be made to certain individuals based on individual performance and the performance of the Corporation during the most recently completed financial year in relation to corporate goals and objectives and in comparison to performance achieved by industry peer corporations during the comparable period.

The Corporation's compensation policies are aimed at allowing the Corporation to attract and retain a team of motivated professionals and support staff working towards the common goal of enhancing shareholder value. The Compensation Committee reviews compensation policies to ensure that they are competitive within the oil and natural gas industry and consistent with the Corporation's performance.

Composition of the Compensation Committee

The Compensation Committee of the Board is comprised of Messrs. Kenneth R. McKinnon (Chairman), Jerald L. Oaks and Geir Ytreland. The Corporation's compensation committee reviews and makes recommendations to the Board concerning the compensation of the Corporation's executive officers and key employees which includes the review of the Corporation's executive compensation and other human resource philosophies and policies, the review and administration of the Corporation's bonuses, stock options and share purchase plan, the review of and recommendations regarding the performance of the Chief Executive Officer of the Corporation and preparing and submitting a report for inclusion in annual continuous disclosure documents as required. The Compensation Committee is comprised of non-management members of the Board and is required to convene at least annually.

Performance Graph

The following graph illustrates the Corporation's cumulative shareholder return since inception, as measured by the closing price of the common shares at the end of each financial year, assuming an initial investment of $100, compared to the S&P/TSX Composite Index (.TTT-T) and the S&P/TSX Energy Index (.TTEN-T), assuming the reinvestment of dividends where applicable.



PMG-T .TTT-T .TTEN-T
-5.0% 13.44% -4.57%
18%
16%
14%
12%
10%
8%
6%
4%
2%
0%
-2%
-4%
-6%
-8%
-10%
-12%
-14%
-16%
12/31/2002
12/31/2003
12/31/2004
12/31/2005
12/31/2006

Compensation of Directors

The Corporation's directors do not have service contracts. All directors are reimbursed for reasonable expenses incurred by them in their capacity as directors, including travel and other out of pocket expenses incurred in connection with meetings of the Board or any committee of the Board. In addition, the Corporation has a director's compensation program that includes a combination of stock options and cash compensation that is reflective of required time commitments to the Board and its various committees. Each of the non-management directors received 80,000 stock options in addition to their annual retainer, that vest evenly over a four-year period upon re-election at each annual meeting of the shareholders starting in 2007. If a director is not re-elected, all unvested options will be cancelled.

The following table sets out the cash compensation that is in effect and will be paid at the end of the service period following each year's annual meeting of the shareholders.

Position	Annual Retainer
Chairman	$16,000
Non-management director	$12,000
Committee chair	$2,000
Audit Committee member	$5,000
Reserve Committee member	$2,000
Compensation Committee member	$2,000

The Board approved the following stock option grants, DCS grants and cash payments to non-management directors in 2006.

Director	Stock Options Granted	Deferred Common Shares Granted	Cash Remuneration
Alastair MacDonald	80,000	Nil	Nil
Kenneth R. McKinnon	80,000	Nil	Nil
Jerald L. Oaks	80,000	Nil	Nil
Ernesto Sarpi	80,000	Nil	Nil
Enrique Umaña-Valenzuela	80,000	Nil	Nil
Geir Ytreland	80,000	Nil	Nil

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

No director, executive officer or proposed nominee for election as a director, any of their associates or affiliates, or any employee, is or has been at any time since the beginning of the most recently completed financial year of the Corporation, indebted to the Corporation or any of its subsidiaries, nor is, or at any time since the beginning of the most recently completed financial year of the Corporation has, any indebtedness of any such person been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

The management of the Corporation is not aware of any material interest, direct or indirect, of any Director, any proposed nominee for director or officer of the Corporation, any person beneficially owning, directly or indirectly, more than 10% of the Corporation's voting securities, or any associate or affiliate of any such person in any transaction which was commenced in the last completed financial year of the Corporation or in any proposed transaction which in either case has materially affected or will materially affect the Corporation or its subsidiaries.

AUDIT COMMITTEE

Reference is made to pages 40 to 43 of the Corporation's Annual Information Form ("AIF") dated March 30, 2007, which information is hereby incorporated by reference. The AIF can be found on SEDAR at www.sedar.com.

CORPORATE GOVERNANCE

The Board and senior management consider sound corporate governance to be a key component in the effective and efficient operation of the Corporation.

Board of Directors

The Board has full plenary powers and the statutory responsibility to oversee the conduct of the business of the Corporation and to supervise management who is responsible for the day-to-day conduct of the business of the Corporation. The Board's fundamental objectives are to enhance and preserve long-term shareholder value and to ensure the Corporation meets its obligations on an ongoing basis. While the Board has delegated the responsibility for day-to-day management of the Corporation to management, the Board has implicitly and explicitly acknowledged its responsibility for the stewardship of the Corporation, including the responsibility for:

(a) approving and monitoring the Corporation's strategic planning through a regular reporting and review process;

(b) the identification of the principal risks of the Corporation's business and ensuring the implementation of appropriate systems to manage these risks;

(c) the appointment of the senior executive officers and for succession planning;

(d) ensuring timely and accurate communications to shareholders of financial and other matters in accordance with applicable law; and

(e) ensuring the implementation and integrity of the Corporation's internal control and management information systems.

Meetings

The Board is scheduled to meet quarterly, with additional meetings held as appropriate. A portion of each meeting is held with independent directors where members of management are not in attendance.

Composition of the Board

The Board is currently comprised of seven members, a majority (five) of whom are considered independent. Messrs. McKinnon, Oaks (Chairman), Umaña-Valenzuela, Sarpi, and Ytreland are independent directors.

Mr. Wright would not be considered an independent director because he would be considered to have a "material relationship", as defined in Multilateral Instrument 52-110 – Audit Committees ("MI 52-110"), with the Corporation, as he is a current executive officer of the Corporation. Mr. MacDonald is not considered independent within the meaning of MI 52-110 since he has been employed by and received compensation from Petrominerales Colombia Ltd., a wholly-owned subsidiary of the Corporation.

During 2006, the Board held four meetings, the Audit Committee held two meetings, the Compensation Committee held no meetings, and the Reserves Committee held two meetings. All Board members were present at all Board meetings held during 2006 and all committee members were present at all committee meetings held during 2006.

At the Corporation's expense, individual directors may engage outside advisors on any matter, when it considers it necessary or desirable. The Board or any committee of the Board has the sole authority to retain and terminate any such advisors, including sole authority to review an advisor's fees and other retention terms.

The following Board members are directors of other reporting issuers: Mr. McKinnon for Savaria Corporation, Quorum Information Technologies Inc. and Petrobank Energy and Resources Ltd.; Mr. Oaks for VX Technologies Inc. and Petrobank Energy and Resources Ltd. and Mr. Wright for Hawk Energy Corp., Talon International Energy Ltd. and Petrobank Energy and Resources Ltd.

Mandate of the Board of Directors

The Board and each of its committees have written mandates. The mandate of the Board is attached as Schedule "B" to this information circular.

The Board, in consultation with the President and Chief Executive Officer of the Corporation, will periodically approve the general business strategy of the Corporation, supervise the management of the business and affairs of the Corporation with the goal of achieving the Corporation's general business strategy as approved by the Board; discharge the duties imposed on the Board by applicable laws; and for the purpose of carrying out the foregoing responsibilities, take all such actions as the Board deems necessary or appropriate.

Committees of the Board of Directors

The Board has three committees: the Audit Committee, the Reserves Committee, and the Compensation Committee.

Position Descriptions

The Board has adopted a formal written position description for the Chief Executive Officer of the Corporation and for the Chairman of the Board, which sets out the duties and responsibilities of such positions. The Chief Executive Officer is charged with the general oversight and management of the Corporation. The Board sets objectives for the Chief Executive Officer and assesses his performance based on whether he and the Corporation are able to meet the objectives. The Chair of each committee of the Board is charged with leading and assessing each committee to ensure it fulfills its mandate as set out in the committee terms of reference.

Orientation and Continuing Education

The Board provides an informal orientation program for new directors. Educational programs are provided for directors on an as requested basis and the Board believes that these procedures are practical and effective in light of the Corporation's particular circumstances, including the size of the Board, the size of the Corporation, the nature and scope of the Corporation's business and operations and the experience and expertise of the members of the Board.

Code of Ethics

The Board has not adopted a written code of ethics for its directors, officers and employees, but it has adopted an extensive Disclosure, Confidentiality and Trading Policy to which all such persons are subject. This policy encourages ethical conduct in that it reflects the importance of confidentiality in respect of the Corporation's activities and restricts trading in the securities of the Corporation at times when individuals may be in possession of material non-public information. In addition, the Corporation has written policies in place in respect of conduct, privacy, harassment and whistle-blowing.

Nomination of Board Members

The full Board performs the function of a nominating committee of the Corporation with the responsibility for the appointment and assessment of directors. All directors are encouraged to identify and put forth potential nominees. The Board believes that these procedures are practical and effective in light of the Corporation's particular circumstances, including the size of the Board and the size of the Corporation.

Compensation of Board Members

The Compensation Committee periodically reviews the compensation of the directors, which is discussed under the heading Compensation of Directors. Please refer to the sections titled "*Composition of the Compensation Committee*", "*Compensation Committee Report on Executive Compensation*", and '*Compensation of Directors*" for further information.

Other Board of Directors Committees

There are no other committees of the Board other than the Audit Committee, Reserves Committee, and Compensation Committee.

Board of Directors Assessments

The Board will periodically review the effectiveness of the Board, its committees, and the contributions of individual Board of Directors members. It is anticipated that this assessment will be conducted through informal discussion and evaluation of members' contributions.

INTEREST OF CERTAIN PERSONS AND COMPANIES IN MATTERS TO BE ACTED UPON

The Corporation's management is not aware of any material interest, direct or indirect, of any director, any proposed nominee for election as director, executive officer or anyone who has held office as such since the beginning of our last financial year, or of any associate or affiliate of any of the foregoing in any matter to be acted on at the Meeting, except as is disclosed herein.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available on SEDAR at www.sedar.com. Financial information is provided in the Corporation's financial statements and MD&A for its most recently completed financial year. Copies of the documents incorporated herein by reference may be obtained on SEDAR or on request without charge from the Chief Financial Officer of the Corporation by e-mail: ir@petrominerales.com, by telephone: 011 571 629 2701 or by facsimile: 011 571 629 4723 or by submitting a written request to the Corporation, Teleport Business Center - Torre B, Calle 113 No. 7-45 Piso 15, Bogotá D.C., Colombia.

OTHER MATTERS

Our management knows of no amendment, variation or other matter to come before the Meeting other than the matters referred to in the notice of annual and special Meeting. However, if any other matter properly comes before the Meeting, the accompanying proxy will be voted on such matter in accordance with the best judgment of the person voting the proxy.

SCHEDULE "A"

PETROMINERALES LTD.

DEFERRED SHARE COMPENSATION PLAN

1. Purpose of Plan

The deferred share compensation plan for directors, officers and employees (the "Plan") of Petrominerales Ltd. (the "Corporation") is intended to provide effective incentives for the directors, officers and employees of the Corporation to promote the success and business of the Corporation and to reward such directors and officers in relation to the long-term performance and growth of the Corporation by encouraging ownership of common shares ("Common Shares") of the Corporation.

2. Components of Plan

The Plan consists of two components as follows:

(a) a deferred grant to each director of the Corporation of such number of Common Shares per calendar year which is approved by the Board of Directors of the Corporation (the "Board of Directors") from time to time; and

(b) a deferred grant to such officers or employees of the Corporation whom are approved by the Board of Directors of such number of Common Shares per calendar year as is approved by the Board of Directors.

3. Form of Payment

Compensation payable pursuant to the Plan will be payable in the form of a deferred grant of Common Shares.

4. Issue of Common Shares

Common Shares which a director, officer or employee is entitled to receive pursuant to the Plan will not be issued until the director, officer or employee has delivered to the Corporation an exercise election in writing that the Common Shares be issued together with payment to the Corporation in the amount of $0.05 for each Common Share issued together with any applicable statutory withholdings required to be remitted by the Corporation in respect of the subject issuance.

A director, officer or employee will not be entitled to elect to be issued any of the Common Shares which he or she has been granted until a period of three years has passed since the date of grant of such Common Shares or until the director, officer or employee ceases to be a director, officer or employee of the Corporation, whichever is earlier. Upon a director, officer or employee ceasing to be a director, officer or employee of the Corporation, such director, officer or employee shall be required to elect whether he or she will be issued all or any portion of the Common Shares which have been granted to him or her (and to deliver payment for all of such Common Shares to be issued), such election and payment to be made within 30 days following the director, officer or employee ceasing to be such and delivery of such Common Shares to occur the earlier of three years after the date of grant of such Common Shares or one year after the director, officer or employee of the Corporation ceases to be such.

A director, officer or employee shall have no right to receive Common Shares granted to him or her which have not been issued on or prior to the date that is ten years following the date of grant.

5. Adjustment of Number of Common Shares

The number of Common Shares which are issuable to a director, officer or employee pursuant to a deferred grant of Common Shares shall be increased on the second business day following each date on which cash dividends are paid to holders of Common Shares of the Corporation by an amount equal to the product of the number of the Common Shares which remain issuable and the fraction which has as its numerator the cash distribution paid, expressed as an amount per Common Share and which has as its denominator the weighted average trading price of Common Shares on the Toronto Stock Exchange for the 5 consecutive trading days preceding the record date for such distribution.

6. Grant of Common Shares

Compensation paid to a director, officer or employee pursuant to the Plan in the form of a deferred grant of Common Shares will be evidenced by an agreement ("**DCS Agreement**") between the Corporation and the director, officer or employee in a form which is approved by the Board of Directors from time to time.

7. Common Shares Subject to the Plan and Other Restrictions

The total number of Common Shares issuable pursuant to the Plan shall not exceed 500,000. No Common Shares may be issued to a director, officer or employee under the Plan if such issuance could result, at any time, in (i) the number of Common Shares reserved for issuance pursuant to issuances under the Plan and all other established or proposed share compensation arrangements in respect of Common Shares granted to insiders exceeding 10% of the aggregate issued and outstanding Common Shares, (ii) the issuance to insiders of the Corporation pursuant to the Plan and all other established or proposed share compensation arrangements, within a one year period, of a number of Common Shares exceeding 10% of the aggregate issued and outstanding Common Shares, or (iii) the issuance pursuant to the Plan and all other established or proposed share compensation arrangements to any one insider of the Corporation, or such insider's associates, within a one year period, of a number of Common Shares exceeding 5% of the aggregate issued and outstanding Common Shares.

8. Eligibility and Determination

The Common Shares issuable under the Plan pursuant to deferred grants of Common Shares are reserved for directors, officers or employees of the Corporation.

In the event that a director qualifies for the payment of compensation under the Plan for services provided as a director for a period of less than twelve months in any calendar year then the entitlement of such director will be calculated on a pro rata basis.

9. No Fractional Shares

No fractional Common Shares may be issued under the Plan and any entitlement hereunder to a fractional Common Share will be rounded down and no amount of money will be payable by the Corporation in respect of such fractional interest.

10. Transferability and Assignability

All benefits, rights and deferred Common Shares issuable under the Plan pursuant to deferred grants of Common Shares shall not be transferable or assignable, unless specifically provided herein.

11. Administration

The Plan shall be administered by the Compensation Committee of the Board of Directors of the Corporation. The Corporation shall effect the deferred grant of Common Shares from time to time under the Plan in accordance with the determinations made as to the number of Common Shares to be granted and the date of grant as provided for under the Plan.

12. Amendments to the Plan and DCS Agreement

The Board reserves the right, without shareholder approval, to amend, modify or terminate the Plan and to amend or modify the DCS Agreement at any time if and when it is advisable in the absolute discretion of the Board. Any amendment to any provision of the Plan or the DCS Agreement shall be subject to the approval, if required, of the Exchange or any regulatory body having jurisdiction over the securities of the Corporation.

13. Regulation

The Corporation's obligation to issue and deliver Common Shares under the Plan is subject to compliance with all government and stock exchange regulations and requirements.

14. Capital Reorganizations

If and whenever there shall be a capital reorganization of the Corporation such as a share subdivision, consolidation, reclassification, change or exchange of the Common Shares, including as a result of any merger, arrangement, amalgamation or business combination with any other corporation or entity, the entitlement to Common Shares of any director, officer or employee for any applicable year, or portion thereof, shall be adjusted to take into account such capital reorganization.

15. Effective Date

Subject to the receipt of all regulatory approvals including, without limitation, the approval of the Toronto Stock Exchange, the Plan will be effective on June 13, 2006, as provided by a resolution of the Board of Directors of the Corporation passed on August 15, 2006, and shall remain in effect until such time as the Board of Directors amends or cancels the Plan which may occur at any time but not with retroactive effect. Any amendment to the Plan will be subject to the receipt of all necessary regulatory approvals.

SCHEDULE "B"

PETROMINERALES LTD.

MANDATE OF THE BOARD OF DIRECTORS

The board of directors (the "**Board**") of Petrominerales Ltd. (the "**Corporation**") is responsible for the stewardship of the Corporation. In general terms, the Board will:

1. in consultation with the chief executive officer of the Corporation (the "**CEO**"), periodically approve the general business strategy of the Corporation;

2. supervise the management of the business and affairs of the Corporation with the goal of achieving the Corporation's general business strategy as approved by the Board;

3. discharge the duties imposed on the Board by applicable laws; and

4. for the purpose of carrying out the foregoing responsibilities, take all such actions as the Board deems necessary or appropriate.

Without limiting the generality of the foregoing, the Board will perform the following duties:

Strategic Direction, Operating, Capital and Financial Plans

(a) require the CEO to periodically present to the Board a strategic plan for the Corporation's business, which plan must:

    (i) be designed to implement the Corporation's general business strategy,

    (ii) identify the principal strategic and operational opportunities and risks of the Corporation's business, and

    (iii) be approved by the Board as a pre-condition to the implementation of such plans;

(b) review progress towards the achievement of the goals established in the strategic, operating and capital plans;

(c) identify the principal risks of the Corporation's business and take all reasonable steps to ensure the implementation of the appropriate systems to manage these risks;

(d) approve the annual operating and capital plans;

(e) approve issuances of additional common shares or other securities to the public;

(f) monitor the Corporation's progress towards its goals, and to revise and alter its direction through management in light of changing circumstances;

Management and Organization

(g) appoint the CEO and determine the terms of the CEO's employment with the Corporation;

(h) evaluate the performance of the CEO;

(i) in consultation with the CEO, establish the limits of management's authority and responsibility in conducting the Corporation's business;

(j) in consultation with the CEO, appoint all officers of the Corporation and approve the terms of any unique or long-term compensation arrangements or severance terms agreed to with senior management;

(k) develop a succession plan for senior management positions;

(l) generally provide advice and guidance to management;

Finances and Controls

(m) use reasonable efforts to ensure that the Corporation maintains appropriate systems to manage the risks of the Corporation's business;

(n) monitor the appropriateness of the Corporation's capital structure;

(o) in consultation with the CEO, establish and confirm that appropriate ethical standards are observed by all officers and employees of the Corporation;

(p) require that the CEO institute and monitor processes and systems designed to ensure compliance with applicable laws by the Corporation and its officers and employees;

(q) recommend to the shareholders of the Corporation a firm of chartered accountants to be appointed as the Corporation's auditors;

(r) take all necessary actions to gain reasonable assurance that all material financial information made public by the Corporation (including the Corporation's annual and quarterly financial statements) represents fairly the Corporation's financial position and performance in accordance with Canadian generally accepted accounting principles;

Governance

(s) facilitate the continuity, effectiveness and independence of the Board by, amongst other things,

    (i) selecting nominees for election to the Board,

    (ii) appointing a Chairman of the Board who is not a member of management;

    (iii) appointing from amongst the directors an audit committee and such other committees of the Board as the Board deems appropriate,

    (iv) defining the mandate of each committee of the Board,

    (v) assessing the size and effectiveness of the Board as a whole, each committee of the Board and each director individually,

(vi) providing an appropriate opportunity for any director to engage an outside adviser at the expense of the Corporation; and

(t) periodically review the adequacy and form of the compensation of directors.

Delegation

The Board may delegate its duties to and receive reports and recommendations from any committee of the Board.

Meetings

(a) the Board shall meet at least four times per year and/or as deemed appropriate by the Board Chair;

(b) minutes of each meeting shall be prepared;

(c) the CEO or his designate(s) may be present at all meetings of the Board;

(d) Vice-Presidents and such other staff as appropriate to provide information to the Board shall attend meetings at the invitation of the Board; and

(e) the Board may call meetings without members of management, including members of management who are also directors of the Corporation, in attendance for purposes of discussing and evaluating management's performance and addressing other material issues at the Board's discretion.



NEWS RELEASE

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

PETROMINERALES CLOSES $61 MILLION FINANCING

Bogotá, Colombia – September 13, 2007 – Petrominerales Ltd. (**"Petrominerales" or the "Company"**) (TSX: PMG), a 77.1% owned subsidiary of Petrobank Energy and Resources Ltd. (TSX: PBG) (OSLO: PBG), is pleased to announce the closing of the bought deal financing previously announced on August 22, 2007. The financing consisted of 5,060,000 common shares, including 660,000 common shares issued pursuant to the exercise in full of the Underwriters' over-allotment option, issued at a price of $12.05 per common share (the "Offering"). The Offering results in gross proceeds of $60,973,000 and was conducted through a syndicate of investment dealers led by Haywood Securities Inc. and including Fraser Mackenzie Ltd., TD Securities Inc., FirstEnergy Capital Corp., RBC Capital Markets., Scotia Capital Inc., and GMP Securities L.P. Petrominerales intends to use the proceeds of the Offering primarily for the acceleration of exploration and delineation drilling on the Corcel Block located in Colombia's Llanos Basin and temporary reduction of bank indebtedness.

Extended Corcel Test

Petrominerales commenced the extended six-month test of the Corcel-1 well on September 7, 2007 and the well is now producing at a rate of 4,000 barrels of oil per day. This test is being conducted at a very low drawdown but the information obtained during these six months will give us key information about the ultimate potential of the well. All production from this well test is currently being trucked to market. Drilling operations commenced at the Corcel-2 well on August 25, 2007 which is currently drilling at a depth of 9,160 feet. The drilling rig will remain in the Llanos Basin to accelerate this ongoing exploration and delineation program.

Corcel-1 was the fourth well of our five well 2007 exploration drilling program in the Llanos and Putumayo Basins; four wells have now been drilled in the Llanos and our fifth exploration well for 2007, Conga-1 on the Las Aguilas Block offsetting Orito in the Putumayo Basin, is currently drilling at a depth of 2,667 feet. Earlier in 2007, we drilled the Ojo de Tigre-2 oil discovery on the Joropo Block. Our other two Llanos Basin exploration wells were abandoned.

Petrominerales holds over 1.5 million acres of land in Colombia, on which we have acquired 357 square kilometres of 3D seismic and reprocessed all available 2D seismic data. This work program has generated 18 additional leads and prospects on these lands. We plan to acquire an additional 140 square kilometres of 3D seismic and 576 kilometres of reconnaissance 2D seismic. In 2008, we also anticipate drilling eight further exploration wells focused primarily in the Llanos Basin.

Petrominerales Ltd.

Petrominerales Ltd. is a Latin American-based exploration and production company producing oil through two Incremental Production Contracts in Colombia and has contracts on 13 exploration blocks covering a total of 1.5 million acres in the Llanos and Putumayo Basins. Petrominerales is 77.1% owned by Petrobank Energy and Resources Ltd. (TSX: PBG).

Certain information provided in this press release constitutes forward-looking statements. The words "anticipate", "expect", "project", "estimate", "forecast" and similar expressions are intended to identify such

forward-looking statements. Specifically, this press release contains forward-looking statements relating to the timing of capital projects and the results of operations. The reader is cautioned that assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be incorrect. Actual results achieved during the forecast period will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors. You can find a discussion of those risks and uncertainties in our Canadian securities filings. Such factors include, but are not limited to: general economic, market and business conditions; fluctuations in oil prices; the results of exploration and development drilling, recompletions and related activities; timing and rig availability, outcome of exploration contract negotiations; fluctuation in foreign currency exchange rates; the uncertainty of reserve estimates; changes in environmental and other regulations; risks associated with oil and gas operations; and other factors, many of which are beyond the control of the Company. There is no representation by Petrominerales that actual results achieved during the forecast period will be the same in whole or in part as those forecast. Except as may be required by applicable securities laws, Petrominerales assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy the securities in any jurisdiction. The shares offered have not and will not be registered under the United States Securities Act of 1933, as amended, or any state securities laws and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirement.

For more information please contact:
John D. Wright, President and Chief Executive Officer
Corey C. Ruttan, Vice-President Finance and Chief Financial Officer
Jack F. Scott, Executive Vice-President and Colombian Country Manager
Telephone: (403) 750-4400 or 011 571 629 2701


Petrominerales

Petrominerales Ltd.
Calle 113 No. 7-45,
Torre B Oficina 1506
Bogotá, Colombia
Phone: 011 571 629 2701
or (403) 750-4400
Fax: 011 571 629 4723
TSX: PMG



NEWS RELEASE

PETROMINERALES PRODUCES 3,321 BOPD FROM THE CORCEL-1 WELL AND SPUDS CORCEL-2 WELL

Bogotá, Colombia – August 27, 2007 – Petrominerales Ltd. (**"Petrominerales" or the "Company"**) (TSX: PMG), an 80.7% (77.2% after the issuance of 4.4 million shares, expected to close on September 13, 2007) owned subsidiary of Petrobank Energy and Resources Ltd. ("**Petrobank**") (TSX: PBG) (OSLO: PBG), announces that our six-day test of the Corcel-1 well has been completed at restricted rates increasing progressively to a maximum of 3,321 barrels of oil per day ("bopd") with 99.2 percent oil cut and approximately 12 percent drawdown. The test commingled the Mirador and Guadalupe zones containing 140 feet of total oil pay and confirmed that the productive capacity of Corcel 1 is well in excess of 10,000 bopd of approximately 30 degree API crude. Higher capacity surface facilities are currently being installed and a six-month test of the well will begin in September at rates of approximately 4,000 bopd. Although this extended test will still be at a very low drawdown, the information obtained during these six months will give us key information about the ultimate potential of the well. We have also completed construction of a second drilling pad and our Corcel-2 well commenced drilling on August 25, 2007. The drilling rig will remain in the Llanos Basin to accelerate this ongoing exploration and delineation program.

The Corcel Block is situated in a drier region of the Llanos Basin and we have an all-weather road to this location which will accommodate year round production from the well. The ultimate size of the discovery will be defined through long-term testing and additional delineation drilling. Petrominerales has identified three additional Corcel prospects, two delineation wells on our initial discovery, and up to three further delineation wells on our other prospects for a total of eight potential drilling locations. These locations have been defined through our 47 square kilometre 3D seismic survey, which covers approximately 15% of the 79,815-acre Block. In addition, an early 2008 3D seismic program is planned for our 26,341-acre Guatiquia Block, which adjoins the Corcel Block to the south.

Corcel-1 was the fourth well of our five well 2007 exploration drilling program in the Llanos and Putumayo Basins; four wells have now been drilled in the Llanos and one well remains to be drilled in the Putumayo. Our other drilling rig, currently working in the Orito Block in the Putumayo Basin, will be used to drill our Conga-1 exploration well on the Las Aguilas Block offsetting Orito. This well is expected to spud in September. Earlier in 2007, we drilled the Ojo de Tigre-2 oil discovery on the Joropo Block. Our other two Llanos Basin exploration wells were abandoned.

Petrominerales holds over 1.5 million acres of land in Colombia, on which we have acquired 357 square kilometres of 3D seismic and reprocessed all available 2D seismic data. This work program has generated 18 additional leads and prospects on these lands. We plan to acquire an additional 140 square kilometres of 3D seismic and 576 kilometres of reconnaissance 2D seismic. In 2008, we anticipate drilling up to eight further exploration wells focused primarily in the Llanos Basin.

Petrominerales Ltd.

Petrominerales Ltd. is a Latin American-based exploration and production company producing oil through two Incremental Production Contracts in Colombia and has either finalized or applied for contracts on 13 exploration blocks covering a total of 1.5 million acres in the Llanos and Putumayo Basins. Petrominerales is 80.7% (77.2% after the issuance of 4.4 million shares, expected to close on September 13, 2007) owned by Petrobank Energy and Resources Ltd. (TSX: PBG).

Certain information provided in this press release constitutes forward-looking statements. The words "anticipate", "expect", "project", "estimate", "forecast" and similar expressions are intended to identify such forward-looking statements. Specifically, this press release contains forward-looking statements relating to the timing of capital projects and the results of operations. The reader is cautioned that assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be incorrect. Actual results achieved during the forecast period will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors. You can find a discussion of those risks and uncertainties in our Canadian securities filings. Such factors include, but are not limited to: general economic, market and business conditions; fluctuations in oil prices; the results of exploration and development drilling, recompletions and related activities; timing and rig availability, outcome of exploration contract negotiations; fluctuation in foreign currency exchange rates; the uncertainty of reserve estimates; changes in environmental and other regulations; risks associated with oil and gas operations; and other factors, many of which are beyond the control of the Company. There is no representation by Petrominerales that actual results achieved during the forecast period will be the same in whole or in part as those forecast. Except as may be required by applicable securities laws, Petrominerales assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

For more information please contact:
John D. Wright, President and Chief Executive Officer
Corey C. Ruttan, Vice-President Finance and Chief Financial Officer
Jack F. Scott, Executive Vice-President and Colombian Country Manager
Telephone: (403) 750-4400 or 011 571 629 2701


Petrominerales

Petrominerales Ltd.
Calle 113 No. 7-45,
Torre B Oficina 1506
Bogotá, Colombia
Phone: 011 571 629 2701
or (403) 750-4400
Fax: 011 571 629 4723
TSX: PMG



NEWS RELEASE

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

PETROMINERALES ANNOUNCES $53 MILLION BOUGHT DEAL FINANCING

Bogotá, Colombia – August 22, 2007 – Petrominerales Ltd. (**"Petrominerales" or the "Company"**) (TSX: PMG), an 80.7% owned subsidiary of Petrobank Energy and Resources Ltd. (TSX: PBG) (OSLO: PBG), is pleased to announce that it has entered into an agreement with syndicate of investment dealers, led by Haywood Securities Inc. and including Fraser Mackenzie Ltd., TD Securities Inc., FirstEnergy Capital Corp., RBC Capital Markets., Scotia Capital Inc., and GMP Securities L.P. (collectively, the "**Underwriters**") pursuant to which the Underwriters have agreed to purchase for resale to the public, on a bought deal basis, an aggregate of 4,400,000 common shares ("**Common Shares**") of Petrominerales at a price of $12.05 per Common Share resulting in gross proceeds of $53,020,000 (the "**Offering**"). Petrominerales has granted the Underwriters an option, exercisable in whole or in part at any time until seven days following the closing date, to purchase, at the Offering price, that number of additional Common Shares equal to the lesser of: (i) the Underwriters' "over-allocation position" determined as at the closing date; and (ii) 15% of the number of Common Shares sold pursuant to the Offering.

The Offering is subject to certain conditions including standard regulatory approvals. The Common Shares will be offered in the provinces of Alberta, Ontario, and British Columbia by way of a short form prospectus. Closing is anticipated to occur on or about September 13, 2007. Petrominerales intends to use the proceeds of the Offering primarily for the acceleration of exploration and delineation drilling on the Corcel Block located in Colombia's Llanos Basin, temporary reduction of bank indebtedness and general corporate purposes.

Petrominerales Ltd.

Petrominerales Ltd. is a Latin American-based exploration and production company producing oil through two Incremental Production Contracts in Colombia and has either finalized or applied for contracts on 13 exploration blocks covering a total of 1.5 million acres in the Llanos and Putumayo Basins. Petrominerales is 80.7% owned by Petrobank Energy and Resources Ltd. (TSX: PBG).

Certain information provided in this press release constitutes forward-looking statements. The words "anticipate", "expect", "project", "estimate", "forecast" and similar expressions are intended to identify such forward-looking statements. Specifically, this press release contains forward-looking statements relating to the timing of capital projects and the results of operations. The reader is cautioned that assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be incorrect. Actual results achieved during the forecast period will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors. You can find a discussion of those risks and uncertainties in our Canadian securities filings. Such factors include, but are not limited to: general economic, market and business conditions; fluctuations in oil prices; the results of exploration and development drilling, recompletions and related activities; timing and rig availability, outcome of exploration contract negotiations; fluctuation in foreign currency exchange rates; the uncertainty of reserve estimates; changes in environmental and other regulations; risks associated with oil and gas operations; and other factors, many of which are beyond the control of the Company. There is no representation by Petrominerales that actual results achieved during the forecast period will be the same in whole or in part as those forecast. Except as may be required by applicable securities laws, Petrominerales assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy the securities in any jurisdiction. The shares offered have not and will not be registered under the United States Securities Act of 1933, as amended, or any state securities laws and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirement.

For more information please contact:
John D. Wright, President and Chief Executive Officer
Corey C. Ruttan, Vice-President Finance and Chief Financial Officer
Jack F. Scott, Executive Vice-President and Colombian Country Manager
Telephone: (403) 750-4400 or 011 571 629 2701


Petrominerales

Petrominerales Ltd.
Calle 113 No. 7-45,
Torre B Oficina 1506
Bogotá, Colombia
Phone: 011 571 629 2701
or (403) 750-4400
Fax: 011 571 629 4723
TSX: PMG


Petrominerales

NEWS RELEASE

PETROMINERALES ANNOUNCES SECOND QUARTER RESULTS

Bogotá, Colombia – August 9, 2007 – Petrominerales Ltd. (**"Petrominerales" or the "Company"**), an 80.7% indirectly owned subsidiary of Petrobank Energy and Resources Ltd. ("**Petrobank**"), is pleased to announce second quarter 2007 financial and operating results.

FINANCIAL & OPERATING HIGHLIGHTS (U.S. dollars, except where noted)

The following table provides a summary of Petrominerales' financial and operating results for the three and six month periods ended June 30, 2007 and 2006. Consolidated financial statements with Management's Discussion and Analysis ("MD&A") are available on the Company's website at www.petrominerales.com and will also be available on the SEDAR website at www.sedar.com.

	Three months ended June 30,		%	Six months ended June 30,		%
	2007	2006	Change	**2007**	2006	Change
Financial						
(US$000s, except where noted)						
Crude oil revenue	**14,977**	13,581	10	**24,144**	19,820	22
Funds flow from operations [(1)]	**8,708**	10,479	(17)	**13,904**	13,842	-
Per share – basic and diluted ($)	**0.09**	0.13	(31)	**0.15**	0.17	(12)
Net income	**12,143**	6,462	88	**13,818**	7,869	76
Per share – basic and diluted ($)	**0.13**	0.08	63	**0.15**	0.10	50
Capital expenditures	**38,342**	9,110	321	**65,911**	28,052	135
Total assets	**232,507**	165,247	41	**232,507**	165,247	41
Bank debt and working capital deficiency (surplus)	**40,610**	(42,034)		**40,610**	(42,034)	
Common shares outstanding, end of period (000s)						
Basic	**95,005**	95,000	-	**95,005**	95,000	-
Diluted	**99,726**	97,964	2	**99,726**	97,964	2
Operations						
Operating netback ($/bbl) [(2)]						
Crude oil revenue	**57.79**	57.14	1	**54.51**	55.11	(1)
Royalties	**4.64**	4.61	1	**4.37**	4.43	(1)
Production expenses	**6.15**	5.59	10	**6.52**	6.53	-
Operating netback	**47.00**	46.94	-	**43.62**	44.15	(1)
Average daily crude oil production (bbls)	**2,848**	2,612	9	**2,447**	1,988	23

(1) Non-GAAP measure calculated based on cash flow from operations before changes in non-cash working capital. See "Funds flow from operations" section within MD&A.

(2) Non-GAAP measure demonstrating Company's revenue less royalties and production expenses per barrel of oil produced.

Highlights:

- Production increased by nine percent, averaging 2,848 barrels of oil per day ("bopd") compared to 2,612 bopd in the second quarter of 2006.
- Production increased a further 35 percent to average 3,838 bopd in July 2007.
- Corcel-1 oil discovery demonstrated flow potential of greater than 10,000 barrels per day.
- Funds flow from operations decreased by 17 percent to $8.7 million.
- Net income increased by 88 percent to $12.1 million.

OPERATIONAL UPDATE

Second quarter 2007 production averaged 2,848 bopd compared to 2,042 bopd in the first quarter of 2007. The increase is mainly due to the ongoing Orito development program. Production averaged 3,838 bopd in July, and significant further production additions are expected as a result of the recently completed Corcel-1 exploration well. Based on test results, the Corcel-1 well is estimated to have combined productive capacity exceeding 10,000 bopd. The well will be initially completed and placed on a six-month test at 4,000 barrels per day, representing only minimal drawdown on the well.

DEVELOPMENT BLOCKS

Orito

Since closing our IPO at the end of the second quarter of 2006, we have now drilled nine new wells at Orito. The effects of this program started to be realized during the second and early third quarters of 2007. The drilling program for the remainder of the year includes four more wells in the Orito field and the Conga-1 exploration well on the Las Aguilas Block. In addition, workovers and pump changes are planned for six wells. Originally we planned to have two drilling rigs working in the Putumayo Basin, but, based on our Corcel-1 results, one of these rigs will remain on the Corcel Block to drill additional delineation and exploration wells.

Neiva

At Neiva, production has increased as a result of well optimizations and the initial success of our pilot waterflood program. Due to the results from the well optimization program and an earlier than expected waterflood response, we will continue the well optimization program and are considering an expanded waterflood.

2007 EXPLORATION PROGRAM

Petrominerales' 2007 exploration program includes the drilling of five wells. Four of these wells have been drilled, all in the Llanos Basin, two of which were completed as new pool discoveries. The remaining well will be drilled in September on the Las Aguilas Block adjacent to Orito, in the Putumayo Basin.

Joropo Block

Our Ojo de Tigre–2 well on the Joropo Block in the Llanos Basin was initially drilled to a total depth of 8,309 feet and logged and evaluated. Based on our evaluation, and the geological and hydrocarbon indications in this initial well, a decision was made to side-track to a more favorable bottom-hole location. This second well, Ojo de Tigre-2 Side-Track, was drilled to a total depth of 8,419 feet and was cased as a potential oil well. The well was cored through certain prospective intervals with indications of high quality oil bearing sands, which were confirmed by subsequent logs indicating a primary target with net oil pay in excess of 25 feet. The well was completed and initial production testing commenced, but was suspended with the onset of the rainy season. Initial test rates reached 450

barrels of fluid per day with a water cut of 20 percent and a gravity of 29 degrees API. The test interpretation indicated very high skin damage which was likely caused by the gravel pack completion. We will be returning to remediate the skin damage and conduct further testing of the well after the end of the rainy season in late 2007 or early 2008. The ultimate size of the prospect will be determined through long-term production testing and follow-up drilling. Successful development of this discovery will most likely include upgraded surface access, which will support year-round production.

This initial result at Joropo is very encouraging as we have only evaluated a very small part of the 72,257 acre Joropo Block to-date, and we have now submitted applications for two Blocks adjoining Joropo totalling an additional 69,122 acres. These two Blocks, Jabali and Jaguar, have been approved by Colombia's National Hydrocarbon Agency's (ANH) and are being finalized for signature.

Casimena Block

Drilling and logging operations were completed at the Mapuro-1 exploration well on the Casimena Block in the Llanos Basin which was drilled to the planned depth of 8,530 feet. Logs indicated that the sands in the Tertiary Carbonera and Mirador formations as well as the Cretaceous Guadalupe, Gacheta and Ubaque formations are predominantly wet or contain non-commercial hydrocarbon accumulations. As a result, the Mapuro-1 well was plugged and abandoned. Despite the results from this first well, this area of the Llanos Basin continues to be highly prospective. We may re-enter the Mapuro-1 well to drill a side track targeting the Ubaque formation as part of our 2008 drilling program.

Casanare Este Block

Our Casanare Este-1 exploration well was drilled to the planned depth of 9,938 feet. The well encountered sands in the Tertiary Carbonera and Mirador formations as well as the Cretaceous Guadalupe, Gacheta and Ubaque formations. However, all sands encountered were predominantly wet or contained non commercial hydrocarbon accumulations and the well was plugged and abandoned. We plan to drill the Casanare Este-2 well in 2008, targeting a structural-stratigraphic play.

Corcel Block

The Corcel-1 exploration well located in the southern Llanos Basin was drilled to a total depth of 12,000 feet. Logs indicated that the target reservoir sands in the Mirador and Guadalupe formations were primarily oil bearing with total potential net pay of approximately 140 feet of high quality sand.

The first zone completed in the Corcel-1 exploration well produced at initial rates of 970 to 1,200 barrels per day of 31 degree API oil, with no water, from the Guadalupe formation, which was the lowermost of our three test intervals. This Guadalupe interval comprises 40 feet of net pay and was evaluated using a jet pump configuration, limiting the ability to produce at full capability. The productivity index calculated from the initial test indicates that with the installation of a properly sized electric submersible pump ("ESP"), the Guadalupe could produce at initial rates of up to 2,500 barrels per day.

The lower Mirador intervals tested at initial rates of 1,500 to 2,300 barrels per day of 28 degree API oil, with no water. These rates were achieved with maximum drawdown of 17% from a sand interval with 58 feet of net pay, using the same jet pump configuration that limited the ability to produce the zone at full capability. The upper Mirador interval, containing 42 additional feet of potential oil pay, was commingled with the lower Mirador interval and tested using the same jet pump configuration. The entire Mirador section produced at rates of 2,300 to 2,800 barrels per day of 28 degree API oil, with no water. The productivity index calculated from this test indicates that with the installation of a properly sized ESP, the Mirador could produce at initial rates in excess of 10,000 barrels per day.

The well will now be tested with an ESP from all the Guadalupe and Mirador intervals commingled. Due to surface facility and permit limitations, the test will be conducted at rates increasing from 1,500 to 2,500 bopd over à 6-day period. After installing higher capacity surface facilities and receiving the regulatory permits required for a longer-term test, a six month test will begin at rates of 4,000 bopd. This longer-term evaluation is expected to commence in early September. Although the test will be at

very low drawdown, the information obtained during the six months will give us information about the ultimate potential of the well.

We have also started construction of a second drilling pad and expect to spud our second Corcel well in August 2007. The rig will remain at Corcel to drill a continuing program of up to eight additional exploration and delineation wells.

The Corcel Block is situated in a drier region of the Llanos Basin and we have an all-weather road to this location which will accommodate year round production from the well. The ultimate size of the discovery will be defined through our long-term testing and delineation drilling program. Petrominerales has identified additional Corcel prospects from our 47 square kilometre 3D seismic survey, which only covers approximately 15 percent of the 79,815-acre block. In addition, an early 2008 3D seismic program is planned for our 26,341-acre Guatiquia Block, which adjoins the Corcel Block to the south.

Heavy Oil

Petrominerales has three large blocks in the southern Llanos Basin heavy oil belt, Chiguiro Oeste, Chiguiro Este and Rio Ariari. Our heavy oil blocks offset the Cano Sur Block, which is being developed by a recently announced partnership between Shell and Ecopetrol, reflecting the increasing interest in the heavy oil potential of this area.

In addition, Petrominerales intends to participate in the upcoming Heavy Oil Bid Round, expected to be announced later this year. Petrobank's proprietary THAI™ technology, which Petrominerales has licensed, represents a paradigm shift in heavy oil recovery technology. THAI™ is well suited to the Colombian heavy oil environment and should give us a competitive advantage in developing our existing heavy oil blocks.

THAI™ is being field-proven by Petrobank in the Canadian oil sands and provides the opportunity to create a step change in the development of heavy oil resources globally. During the process, a high temperature combustion front is created underground where part of the oil in the reservoir is burned, generating heat, which reduces the viscosity of the remaining oil allowing it to flow by gravity to a horizontal production well. The combustion front sweeps the oil from the toe to the heel of the horizontal producing well, recovering up to an estimated 80 percent of the original-oil-in-place while partially upgrading the heavy crude oil in-situ.

Exploration Summary

Petrominerales holds over 1.5 million acres of land in Colombia, on which we have acquired 357 square kilometres of 3D seismic and reprocessed all available 2D seismic data. This work program has generated 18 additional leads and prospects on these lands. We plan to acquire an additional 140 square kilometres of 3D seismic and 576 kilometres of reconnaissance 2D seismic, which should result in an expanded exploration drilling program for 2008 and beyond. In 2008, we currently plan to drill eight further exploration wells focused primarily in the Llanos Basin.

Petrominerales Ltd.

Petrominerales Ltd. is a Latin American-based exploration and production company producing oil through two Incremental Production Contracts in Colombia and has either finalized or applied for contracts on 13 exploration blocks covering a total of 1.5 million acres in the Llanos and Putumayo Basins. Petrominerales is 80.7% owned by Petrobank Energy and Resources Ltd. (TSX: PBG).

Forward-Looking Statements

Certain information provided in this press release constitutes forward-looking statements. The words "anticipate", "expect", "project", "estimate", "forecast" and similar expressions are intended to identify such forward-looking statements. Specifically, this press release contains forward-looking statements relating to the timing of capital projects and the results of operations. The reader is cautioned that assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be incorrect. Actual results achieved during the forecast period will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors. You can find a discussion of those risks and uncertainties in our Canadian securities filings. Such factors include, but are not limited to: general economic, market and business conditions; fluctuations in oil prices; the results of exploration and development drilling, recompletions and related activities; timing and rig availability, outcome of exploration contract negotiations; fluctuation in foreign currency exchange rates; the uncertainty of reserve estimates; changes in environmental and other regulations; risks associated with oil and gas operations; and other factors, many of which are beyond the control of the Company. There is no representation by Petrominerales that actual results achieved during the forecast period will be the same in whole or in part as those forecast. Except as may be required by applicable securities laws, Petrominerales assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

For more information please contact:
John D. Wright, President and Chief Executive Officer
Corey C. Ruttan, Vice-President Finance and Chief Financial Officer
Jack F. Scott, Executive Vice-President and Colombian Country Manager
Telephone: (403) 750-4400 or 011 571 629 2701


Petrominerales

Petrominerales Ltd.
Teleport Business Center – Torre B,
Calle 113 No 7-45, Piso 15
Bogotá D.C., Colombia
Phone: 011 571 629 2701
or (403) 750-4400
Fax: 011 571 629 4723
TSX: PMG



NEWS RELEASE

PETROMINERALES TESTS ADDITIONAL OIL FROM UPPER MIRADOR ZONE IN CORCEL-1 WELL

Bogotá, Colombia – August 2, 2007 – Petrominerales Ltd. (**"Petrominerales" or the "Company"**) (TSX: PMG), an 80.7% owned subsidiary of Petrobank Energy and Resources Ltd. ("**Petrobank**") (TSX: PBG) (OSLO: PBG), announces that the upper Mirador zone in the Corcel-1 exploration well has also tested oil. Previously we announced that the lower Mirador intervals tested at initial rates of 1,500 to 2,300 barrels per day of 28 degree API oil, with no water. These rates were achieved with maximum drawdown of 17% from a sand interval with 58 feet of net pay, using a jet pump configuration that limits the ability to produce the zone at full capability. The upper Mirador interval, containing 42 additional feet of potential oil pay, was commingled with the lower Mirador interval and tested using the same jet pump configuration. This entire Mirador section produced at rates of 2,300 to 2,800 barrels per day of 28 degree API oil, with no water. The productivity index calculated from this test indicates that with the installation of a properly sized electric submersible pump ("ESP"), the Mirador could produce at initial rates in excess of 10,000 barrels per day.

As previously announced, the first zone completed in the Corcel-1 exploration well flowed at initial rates of 970 to 1,200 barrels per day of 31 degree API oil, with no water, from the Guadalupe formation, which was the lowermost of our three test intervals. This Guadalupe interval comprises 40 feet of net pay and was also evaluated using a jet pump configuration, limiting the ability to produce at full capability. The productivity index calculated from the initial test indicates that with the installation of a properly sized ESP, the Guadalupe could produce at initial rates of up to 2,500 barrels per day.

The well will now be tested with all the Guadalupe and Mirador intervals commingled, using an ESP that will be installed this weekend. Due to surface facility and permit limitations, the pump will produce initially at rates increasing from 1,500 to 2,500 bopd over a 6-day period. After installing higher capacity surface facilities and receiving the regulatory permits required for a longer-term test, a six month test will begin at rates of 4,000 bopd. This longer-term evaluation is expected to commence in early September. Although the test will be at very low drawdown, the information obtained during the six months will give us information about the ultimate potential of the well.

We have also started construction of a second drilling pad and expect to spud our second Corcel well in August 2007. The drilling rig will remain in the Llanos Basin to accelerate this ongoing exploration and delineation program.

The Corcel Block is situated in a drier region of the Llanos Basin and we have an all-weather road to this location which will accommodate year round production from the well. The ultimate size of the discovery will be defined through long-term testing and additional delineation drilling. Petrominerales has identified five additional Corcel prospects from our 47 square kilometre 3D seismic survey, which covers approximately 15% of the 79,815-acre Block. In addition, an early 2008 3D seismic program is planned for our 26,341-acre Guatiquia Block, which adjoins the Corcel Block to the south.

Corcel-1 was the fourth well of our five well 2007 exploration drilling program in the Llanos and Putumayo Basins; four wells have now been drilled in the Llanos and one well remains to be drilled in the Putumayo. Our other drilling rig, currently working in the Orito Block in the Putumayo Basin, will be used to drill our Conga-1 exploration well on the Las Aguilas Block offsetting Orito. This well is expected to spud in September. Earlier in 2007, we drilled the Ojo de Tigre-2 oil discovery on the Joropo Block. Our other two Llanos Basin exploration wells were abandoned.

Petrominerales holds over 1.5 million acres of land in Colombia, on which we have acquired 357 square kilometres of 3D seismic and reprocessed all available 2D seismic data. This work program has generated 18 additional leads and prospects on these lands. We plan to acquire an additional 140 square kilometres of 3D seismic and 576 kilometres of reconnaissance 2D seismic. In 2008, we anticipate drilling up to eight further exploration wells focused primarily in the Llanos Basin.

Petrominerales Ltd.

Petrominerales Ltd. is a Latin American-based exploration and production company producing oil through two Incremental Production Contracts in Colombia and has either finalized or applied for contracts on 13 exploration blocks covering a total of 1.5 million acres in the Llanos and Putumayo Basins. Petrominerales is 80.7% owned by Petrobank Energy and Resources Ltd. (TSX: PBG).

Certain information provided in this press release constitutes forward-looking statements. The words "anticipate", "expect", "project", "estimate", "forecast" and similar expressions are intended to identify such forward-looking statements. Specifically, this press release contains forward-looking statements relating to the timing of capital projects and the results of operations. The reader is cautioned that assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be incorrect. Actual results achieved during the forecast period will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors. You can find a discussion of those risks and uncertainties in our Canadian securities filings. Such factors include, but are not limited to: general economic, market and business conditions; fluctuations in oil prices; the results of exploration and development drilling, recompletions and related activities; timing and rig availability, outcome of exploration contract negotiations; fluctuation in foreign currency exchange rates; the uncertainty of reserve estimates; changes in environmental and other regulations; risks associated with oil and gas operations; and other factors, many of which are beyond the control of the Company. There is no representation by Petrominerales that actual results achieved during the forecast period will be the same in whole or in part as those forecast. Except as may be required by applicable securities laws, Petrominerales assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

For more information please contact:
John D. Wright, President and Chief Executive Officer
Corey C. Ruttan, Vice-President Finance and Chief Financial Officer
Jack F. Scott, Executive Vice-President and Colombian Country Manager
Telephone: (403) 750-4400 or 011 571 629 2701


Petrominerales

Petrominerales Ltd.
Calle 113 No. 7-45,
Torre B Oficina 1506
Bogotá, Colombia
Phone: 011 571 629 2701
or (403) 750-4400
Fax: 011 571 629 4723
TSX: PMG



NEWS RELEASE

PETROMINERALES TESTS OIL FROM SECOND ZONE IN CORCEL-1 EXPLORATION WELL

Bogotá, Colombia – July 26, 2007 – Petrominerales Ltd. (**"Petrominerales" or the "Company"**) (TSX: PMG), an 80.7% owned subsidiary of Petrobank Energy and Resources Ltd. (**"Petrobank"**) (TSX: PBG) (OSLO: PBG), announces that the second test interval in our Corcel-1 exploration well has tested at initial rates of 1,500 to 2,300 barrels per day of 28 degree API oil, with no water, from the lower Mirador interval. These rates were achieved with maximum drawdown of 17% from a sand interval with 58 feet of net pay, using a jet pump configuration that limits the ability to produce the zone at full capability.

We now plan to complete and test the upper Mirador interval commingled with the recently tested lower Mirador interval using the jet pump. Based on log analysis, this upper Mirador zone contains 42 feet of potential oil pay. The results from the entire Mirador section are expected over the next week.

As previously announced, the first zone completed in the Corcel-1 exploration well tested at initial rates of 970 to 1,200 barrels per day of 31 degree API oil, with no water, from the Guadalupe formation, which was the lowermost of our three planned test intervals. This Guadalupe interval comprises 40 feet of net pay and was also tested using a jet pump configuration, limiting the ability to produce at full capability. The productivity index calculated from the initial test indicates that with the installation of a properly sized electric submersible pump, the Guadalupe could produce at initial rates of up to 2,500 barrels per day.

We have also started construction of a second drilling pad and expect to spud our second Corcel well in August 2007. The drilling rig will remain in the Llanos Basin to accelerate this ongoing exploration and delineation program.

The Corcel Block is situated in a drier region of the Llanos Basin and we have an all-weather road to this location which will accommodate year round production from the well. The ultimate size of the discovery will be defined through long-term testing and additional delineation drilling. Petrominerales has identified five additional Corcel prospects from our 47 square kilometre 3D seismic survey, which covers approximately 15% of the 79,815-acre Block. In addition, an early 2008 3D seismic program is planned for our 26,341-acre Guatiquia Block, which adjoins the Corcel Block to the south.

Corcel-1 was the fourth well of our five well 2007 exploration drilling program in the Llanos and Putumayo Basins; four wells have now been drilled in the Llanos and one well remains to be drilled in the Putumayo. Our drilling rig, currently working in the Orito Block in the Putumayo Basin, will be used to drill our Conga-1 exploration well on the Las Aguilas Block offsetting Orito. This well is expected to spud in September. Earlier in 2007, we drilled the Ojo de Tigre-2 discovery on the Joropo Block. Our other two Llanos Basin exploration wells were abandoned.

Petrominerales holds over 1.5 million acres of land in Colombia, on which we have acquired 357 square kilometres of 3D seismic and reprocessed all available 2D seismic data. This work program has generated 18 additional leads and prospects on these lands. We plan to acquire an additional 140 square kilometres of 3D seismic and 576 kilometres of reconnaissance 2D seismic. In 2008, we plan to drill up to eight further exploration wells focused primarily in the Llanos Basin.

Petrominerales Ltd.

Petrominerales Ltd. is a Latin American-based exploration and production company producing oil through two Incremental Production Contracts in Colombia and has either finalized or applied for contracts on 13 exploration blocks covering a total of 1.5 million acres in the Llanos and Putumayo Basins. Petrominerales is 80.7% owned by Petrobank Energy and Resources Ltd. (TSX: PBG).

Certain information provided in this press release constitutes forward-looking statements. The words "anticipate", "expect", "project", "estimate", "forecast" and similar expressions are intended to identify such forward-looking statements. Specifically, this press release contains forward-looking statements relating to the timing of capital projects and the results of operations. The reader is cautioned that assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be incorrect. Actual results achieved during the forecast period will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors. You can find a discussion of those risks and uncertainties in our Canadian securities filings. Such factors include, but are not limited to: general economic, market and business conditions; fluctuations in oil prices; the results of exploration and development drilling, recompletions and related activities; timing and rig availability, outcome of exploration contract negotiations; fluctuation in foreign currency exchange rates; the uncertainty of reserve estimates; changes in environmental and other regulations; risks associated with oil and gas operations; and other factors, many of which are beyond the control of the Company. There is no representation by Petrominerales that actual results achieved during the forecast period will be the same in whole or in part as those forecast. Except as may be required by applicable securities laws, Petrominerales assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

For more information please contact:
John D. Wright, President and Chief Executive Officer
Corey C. Ruttan, Vice-President Finance and Chief Financial Officer
Jack F. Scott, Executive Vice-President and Colombian Country Manager
Telephone: (403) 750-4400 or 011 571 629 2701


Petrominerales

Petrominerales Ltd.
Calle 113 No. 7-45,
Torre B Oficina 1506
Bogotá, Colombia
Phone: 011 571 629 2701
or (403) 750-4400
Fax: 011 571 629 4723
TSX: PMG



NEWS RELEASE

PETROMINERALES TESTS OIL FROM FIRST ZONE IN CORCEL-1 EXPLORATION WELL

Bogotá, Colombia – July 18, 2007 – Petrominerales Ltd. (**"Petrominerales" or the "Company"**) (TSX: PMG), an 80.7% owned subsidiary of Petrobank Energy and Resources Ltd. ("**Petrobank**") (TSX: PBG) (OSLO: PBG), announces that our Corcel-1 exploration well has tested at initial rates of 970 to 1,200 barrels per day of 31 degree API oil, with no water, from the Guadalupe formation, (initially interpreted as the Barco formation) which corresponds to the lowermost of our three planned test intervals. Well logs indicate total potential net pay of approximately 140 feet of high quality sand in the Mirador and Guadalupe formations. This Guadalupe interval comprises 40 feet of net pay and was tested using a jet pump configuration that limited the ability to produce at full capability. The productivity index calculated from the initial test indicates that with the installation of a properly sized electrical submersible pump, the Guadalupe could produce at initial rates of up to 2,500 barrels per day.

Petrominerales now plans to complete and test the upper Mirador intervals, also using the drilling rig. Based on log analysis, the Mirador contains 100 feet of prospective oil pay in two main intervals. Mirador results are expected over the next 3 weeks.

We have also started construction of a second drilling pad and expect to spud our second Corcel well in August 2007. The drilling rig is now expected to remain in the Llanos Basin to accelerate this ongoing exploration and delineation program.

The Corcel Block is situated in a drier region of the Llanos Basin and we have an all-weather road to this location which will accommodate year round production from the well. The ultimate size of the discovery will be defined through long-term testing and additional delineation drilling. Petrominerales has identified five additional Corcel prospects from our 47 square kilometre 3D seismic survey, which covers approximately 15% of the 79,815-acre Block. In addition, an early 2008 3D seismic program is planned for our 26,341-acre Guatiquia Block, which adjoins the Corcel Block to the south.

Corcel-1 was the fourth well of our five well 2007 exploration drilling program in the Llanos and Putumayo Basins; four wells have now been drilled in the Llanos and one well remains to be drilled in the Putumayo. Our drilling rig, currently working in the Orito Block in the Putumayo Basin, will be used to drill our Conga-1 exploration well on the Las Aguilas Block offsetting Orito. This well is expected to spud in September. Earlier in 2007, we drilled the Ojo de Tigre-2 discovery on the Joropo Block. Our other two Llanos Basin exploration wells were abandoned.

Petrominerales holds over 1.5 million acres of land in Colombia, on which we have acquired 357 square kilometres of 3D seismic and reprocessed all available 2D seismic data. This work program has generated 18 additional leads and prospects on these lands. We plan to acquire an additional 140 square kilometres of 3D seismic and 576 kilometres of reconnaissance 2D seismic. In 2008, we plan to drill up to eight further exploration wells focused primarily in the Llanos Basin.

Petrominerales Ltd.

Petrominerales Ltd. is a Latin American-based exploration and production company producing oil through two Incremental Production Contracts in Colombia and has either finalized or applied for contracts on 13 exploration blocks covering a total of 1.5 million acres in the Llanos and Putumayo Basins. Petrominerales is 80.7% owned by Petrobank Energy and Resources Ltd. (TSX: PBG).

Certain information provided in this press release constitutes forward-looking statements. The words "anticipate", "expect", "project", "estimate", "forecast" and similar expressions are intended to identify such forward-looking statements. Specifically, this press release contains forward-looking statements relating to the timing of capital projects and the results of operations. The reader is cautioned that assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be incorrect. Actual results achieved during the forecast period will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors. You can find a discussion of those risks and uncertainties in our Canadian securities filings. Such factors include, but are not limited to: general economic, market and business conditions; fluctuations in oil prices; the results of exploration and development drilling, recompletions and related activities; timing and rig availability, outcome of exploration contract negotiations; fluctuation in foreign currency exchange rates; the uncertainty of reserve estimates; changes in environmental and other regulations; risks associated with oil and gas operations; and other factors, many of which are beyond the control of the Company. There is no representation by Petrominerales that actual results achieved during the forecast period will be the same in whole or in part as those forecast. Except as may be required by applicable securities laws, Petrominerales assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

For more information please contact:
John D. Wright, President and Chief Executive Officer
Corey C. Ruttan, Vice-President Finance and Chief Financial Officer
Jack F. Scott, Executive Vice-President and Colombian Country Manager
Telephone: (403) 750-4400 or 011 571 629 2701


Petrominerales

Petrominerales Ltd.
Calle 113 No. 7-45,
Torre B Oficina 1506
Bogotá, Colombia
Phone: 011 571 629 2701
or (403) 750-4400
Fax: 011 571 629 4723
TSX: PMG



NEWS RELEASE

PETROMINERALES TO CASE FIRST CORCEL EXPLORATION WELL

Bogotá, Colombia – June 18, 2007 – Petrominerales Ltd. (**"Petrominerales" or the "Company"**) (TSX: PMG), an 80.7% owned subsidiary of Petrobank Energy and Resources Ltd. ("**Petrobank**") (TSX: PBG) (OSLO: PBG), announces that the Corcel-1 exploration well is being cased as a potential oil well.

Drilling and logging operations have been completed at the Corcel-1 exploration well on the Corcel Block in the Llanos Basin of Colombia. The well spudded on April 7, 2007 and reached a total depth of 12,000 feet on June 14, 2007. Logs indicate that the target reservoir sands in the Tertiary Mirador and Barco formations are primarily oil bearing. Petrominerales plans to complete and test up to four intervals in the well. Logs indicate total potential net pay of approximately 140 feet of high quality sand. We plan to complete the deepest test interval in this well with the drilling rig. The rig is then expected to be used to drill a second well from the same platform to further delineate this potential discovery. The upper sands in the Corcel-1 well will be tested using a completion rig, commencing in the third quarter of this year.

The Corcel Block is situated in a drier region of the Llanos Basin and we have an all weather road to this location which will accommodate year round production from the well. The ultimate size of the discovery will be defined through long-term testing and additional delineation drilling. Petrominerales has identified five additional Corcel prospects from our 47 square kilometre 3D seismic survey, which only covers 15% of the 79,815-acre Block. In addition, an early 2008 3D seismic program is planned for our 26,341-acre Guatiquia Block, which adjoins the Corcel Block to the south.

Corcel-1 was the fourth well of our five well 2007 exploration drilling program in the Llanos and Putumayo Basins; four wells have now been drilled in the Llanos and one well remains to be drilled in the Putumayo. Earlier in 2007, we drilled the Ojo de Tigre-2 discovery on the Joropo Block. Our other two Llanos Basin exploration wells were abandoned.

Petrominerales holds over 1.5 million acres of land in Colombia, on which we have acquired 307 square kilometres of 3D seismic and reprocessed all available 2D seismic data. This work program has generated 18 additional leads and prospects on these lands. In 2007, we plan to acquire an additional 190 square kilometres of 3D seismic and 576 kilometres of reconnaissance 2D seismic. In 2008, we plan to drill up to eight further exploration wells focused primarily in the Llanos Basin.

Petrominerales Ltd.

Petrominerales Ltd. is a Latin American-based exploration and production company producing oil through two Incremental Production Contracts in Colombia and has either finalized or applied for contracts on 13 exploration blocks covering a total of 1.5 million acres in the Llanos and Putumayo Basins. Petrominerales is 80.7% owned by Petrobank.

Certain information provided in this press release constitutes forward-looking statements. The words "anticipate", "expect", "project", "estimate", "forecast" and similar expressions are intended to identify such forward-looking statements. Specifically, this press release contains forward-looking statements relating to the timing of capital projects and the results of operations. The reader is cautioned that assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be incorrect. Actual results achieved during the forecast period will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors. You can find a discussion of those risks and uncertainties in our Canadian securities filings. Such factors include, but are not limited to: general economic, market and business conditions; fluctuations in oil prices; the results of exploration and development drilling, recompletions and related activities; timing and rig availability, outcome of exploration contract negotiations; fluctuation in foreign currency exchange rates; the uncertainty of reserve estimates; changes in environmental and other regulations; risks associated with oil and gas operations; and other factors, many of which are beyond the control of the Company. There is no representation by Petrominerales that actual results achieved during the forecast period will be the same in whole or in part as those forecast. Except as may be required by applicable securities laws, Petrominerales assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

For more information please contact:
John D. Wright, President and Chief Executive Officer
Corey C. Ruttan, Vice-President Finance and Chief Financial Officer
Jack F. Scott, Executive Vice-President and Colombian Country Manager
Telephone: (403) 750-4400 or 011 571 629 2701


Petrominerales

Petrominerales Ltd.
Calle 113 No. 7-45,
Torre B Oficina 1506
Bogotá, Colombia
Phone: 011 571 629 2701
or (403) 750-4400
Fax: 011 571 629 4723
TSX: PMG



NEWS RELEASE



PETROMINERALES TO WEBCAST ANNUAL AND SPECIAL MEETING AND PROVIDES EXPLORATION UPDATE

Bogotá, Colombia – May 23, 2007 – Petrominerales Ltd. (**"Petrominerales" or the "Company"**) (TSX: PMG), an 80.7% indirect subsidiary of Petrobank Energy and Resources Ltd. ("**Petrobank**") (TSX:PBG) (OSLO:PBG), announces that the Casanare Este-1 exploration well in Colombia is to be abandoned.

Drilling and logging operations were completed at the Casanare Este-1 exploration well on the Casanare Este block in the Llanos Basin of Colombia, which was spudded on April 25, 2007 and reached the planned depth of 9,938 feet on May 10, 2007. Logs indicated that the target resevoir sands in the Tertiary Carbonera and Mirador formations as well as the Cretaceous Guadalupe, Gacheta and Ubaque formations are predominantly wet or contain non-commercial hydrocarbon accumulations, as a result, the Casanare Este-1 exploration well will be plugged and abandoned.

Casanare Este-1 was the third of our 2007 five well exploration drilling program planned for the Llanos and Putamayo Basins; four wells are planned in the Llanos Basin and one well in the Putamayo Basin. Petrominerales holds over 1.5 million acres of land in Colombia on which we have acquired 307 square kilometers of 3D seismic and reprocessed all available 2D seismic data. We now have 19 leads and prospects on these lands. In 2007, we plan to acquire an additional 190 square kilometers of 3D seismic and 576 kilometers of reconnaissance 2D seismic.

We are currently drilling the Corcel-1 exploration well on the Corcel block at a depth of 11,458 feet at the top of our primary target Mirador formation reservoir where we have encountered gas and hydrocarbon shows. We expect to reach total planned depth of 12,800 feet in mid-June. Upon completion of this well the drilling rig will move to Orito to drill additional development wells and the Las Aguilas exploration well.

Earlier in 2007, we drilled the Ojo de Tigre-2 discovery on the Joropo block in the Llanos Basin. The well was cored through certain prospective intervals with indications of high quality oil bearing sands, which was confirmed by subsequent logs indicating a primary target with net oil pay in excess of 25 feet. The well was completed and initial production testing commenced, but was suspended with the onset of the rainy season. Initial test rates reached 450 barrels of fluid per day with a water cut of 20 percent and a gravity of 29 degrees API. The test interpretation indicated very high skin damage which was likely caused by the gravel pack completion. We will be returning to remediate the skin damage and conduct further testing of the well after the end of the rainy season in late 2007 or early 2008. The ultimate size of the prospect will be determined through long-term production testing and follow-up drilling. Successful development of this discovery will most likely include upgraded surface access, which will support year-round production.

Annual and Special Meeting

The Company will be holding its Annual and Special Meeting of shareholders on Friday, May 25, 2007 at 10:00 AM in the Millennium Meeting Room, Radisson Royal Bogotá Hotel, Calle 113 No. 7-65, Bogotá, Colombia. The Meeting will be webcast and made

available through the Company's website at http://www.petrominerales.com/investor-package.php.

Petrominerales Ltd.

Petrominerales Ltd. is a Latin American-based exploration and production company producing oil through two Incremental Production Contracts in Colombia and has either finalized or applied for contracts on 13 exploration blocks covering a total of 1.5 million acres in the Llanos and Putumayo Basins. Petrominerales is 80.7% owned by Petrobank.

Certain statements in this release are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Specifically, this press release contains forward-looking statements relating to the timing of capital projects and the results of operations. The reader is cautioned that assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be incorrect. Actual results achieved during the forecast period will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors. Such factors include, but are not limited to: general economic, market and business conditions; fluctuations in oil prices; the results of exploration and development drilling, recompletions and related activities; timing and rig availability, outcome of exploration contract negotiations; fluctuation in foreign currency exchange rates; the uncertainty of reserve estimates; changes in environmental and other regulations; risks associated with oil and gas operations; and other factors, many of which are beyond the control of the Company. There is no representation by Petrominerales that actual results achieved during the forecast period will be the same in whole or in part as those forecast. Except as may be required by applicable securities laws, Petrominerales assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

For more information please contact:
John D. Wright, President and Chief Executive Officer
Corey C. Ruttan, Chief Financial Officer
Telephone: (403) 750-4400


Petrominerales

Petrominerales Ltd.
Calle 114 No. 9-45,
Torre B Oficina 1506,
Bogotá, Colombia
Phone: 011 571 629 2701
or (403) 750-4400
Fax: 011 571 629 4723
TSX: PMG





NEWS RELEASE

PETROMINERALES ANNOUNCES FIRST QUARTER RESULTS AND SUBSEQUENT PRODUCTION INCREASES

Bogotá, Colombia – May 8, 2007 – Petrominerales Ltd. (**"Petrominerales" or the "Company"**), an 80.7% indirectly owned subsidiary of Petrobank Energy and Resources Ltd. ("Petrobank"), is pleased to announce first quarter 2007 financial and operating results.

FINANCIAL & OPERATING HIGHLIGHTS (U.S. dollars, except where noted)

Highlights of the first quarter of 2007 include:

- Production increased by 51 percent, averaging 2,042 bopd compared to 1,356 bopd in the first quarter of 2006.
- Subsequent to the end of the quarter, production has increased to approximately 3,200 bopd.
- Funds flow from operations increased by 55 percent to $5.2 million.
- Net income increased by 19 percent to $1.7 million.

The following table provides a summary of Petrominerales' financial and operating results for the three month periods ended March 31, 2007 and 2006. Consolidated financial statements with Management's Discussion and Analysis ("MD&A") are available on the Company's website at www.petrominerales.com and will also be available on the SEDAR website at www.sedar.com.

Three months ended March 31,	**2007**	2006	% change
Financial			
($000s, except where noted)			
Crude oil revenue	**9,167**	6,239	47
Funds flow from operations [(1)]	**5,196**	3,363	55
Per share – basic and diluted ($)	**0.05**	0.04	25
Net income	**1,675**	1,407	19
Per share – basic and diluted ($)	**0.02**	0.02	-
Capital expenditures	**27,569**	18,942	46
Total assets	**187,238**	108,042	73
Cash and working capital (deficit)	**(10,904)**	(8,948)	(22)
Common shares outstanding, end of period (000s)			
Basic	**95,000**	79,000	20
Diluted	**98,022**	79,000	24
Operations			
Operating netback ($/bbl)			
Crude oil revenue	**49.88**	51.12	(2)
Royalties	**3.99**	4.09	(2)
Production expenses	**7.04**	8.36	(16)
Operating netback	**38.85**	38.67	-
Average daily crude oil production (bbls)	**2,042**	1,356	51

(1) Calculated based on cash flow from operations before changes in non-cash working capital.

OPERATIONAL UPDATE

During the first quarter the activities of Petrominerales were focused on continuing development in Orito, and commencing our 2007 exploration drilling program in the Llanos Basin.

First quarter 2007 production averaged 2,042 bopd compared to 1,356 bopd in the first quarter of 2006 and 2,372 bopd in the fourth quarter of 2006. The significant increase from the prior year period is mainly due to the success of the Orito-117 and 118 completions at the end of the first quarter of 2006 which proved-up a significant southwest extension to the Orito field. The decrease from the prior quarter is mainly a result of certain wells being shut in during the period for workovers, delays in bringing new production on-line and also due to natural declines. Of particular note, the Orito-118 well was offline for 38 days in the quarter while the field operator, Ecopetrol performed a pump replacement operation. Production in early May has now increased to approximately 3,200 bopd.

DEVELOPMENT BLOCKS

Orito

Since closing our IPO at the end of the second quarter of 2006, we have now drilled seven new wells at Orito, but we were delayed in bringing production online due to limited access to equipment and services and down-hole mechanical problems. Since the end of the first quarter we have now started to see the effects of this drilling program with increasing production. There is still one additional well awaiting completion and fracture stimulation and we continue to optimize our recent production additions. Access to equipment, services and manpower remains a significant challenge for our operations group given the record activity levels in the Colombian oil industry. Upon completion of our Llanos Basin drilling program, we will have two drilling rigs working in the Putumayo Basin where we expect to continue to generate significant increases in production.

Neiva

At Neiva, production has increased as a result of our first phase of fracture stimulations along with initial success from our pilot waterflood program. Due to the results from these fracture stimulations, we are considering deferring drilling the six wells we had planned for the second half of 2007 in favour of performing additional fracture stimulations. Early results from our pilot waterflood show pressure and production response in nearby wells quicker than originally anticipated. Accordingly we are also evaluating an expanded waterflood program that could be implemented by the end of 2007.

2007 EXPLORATION PROGRAM

Petrominerales is in the process of executing a five-well 2007 exploration program with four wells in the Llanos Basin and one well at Las Aguilas in the Putumayo Basin adjacent to the Orito Block.

Joropo Block

Our Ojo de Tigre–2 well on the Joropo Block in the Llanos Basin was initially drilled to a total depth of 8,309 feet and logged and evaluated. Based on our evaluation, and the geological and hydrocarbon indications in this initial well, a decision was made to side-track to a more favorable bottom-hole location. This second well, Ojo de Tigre-2 Side-Track, was drilled to a total depth of 8,419 feet and was cased as a potential oil well. The well was cored through certain prospective intervals with indications of high quality oil bearing sands, which was confirmed by subsequent logs indicating a primary target with net oil pay in excess of 25 feet. The well was completed and initial production testing commenced, but was suspended with the onset of the rainy season. Initial test rates reached 450 barrels of fluid per day with a water cut of 20 percent and a gravity of 29 degrees API. The test interpretation indicated very high skin damage which was likely caused by the gravel pack completion. We will be returning to remediate the skin damage and conduct further testing of the well after the end of the rainy season in late 2007 or early 2008. The ultimate size of the prospect will be determined through long-term production testing and follow-up drilling.

Successful development of this discovery will most likely include upgraded surface access, which will support year-round production.

This initial result at Joropo is very encouraging as we have only evaluated a very small part of the 72,257 acre Joropo Block to-date, and we have now submitted applications for two blocks adjoining Joropo totaling an additional 69,122 acres. These two blocks, Jabali and Jaguar, are in the final stage of negotiations with the ANH.

Casimena Block

Drilling and logging operations were completed at the Mapuro-1 exploration well on the Casimena Block in the Llanos Basin which was drilled to the planned depth of 8,530 feet. Logs indicated that the sands in the Tertiary Carbonera and Mirador formations as well as the Cretaceous Guadalupe, Gacheta and Ubaque formations are predominantly wet or contain non-commercial hydrocarbon accumulations. As a result, the Mapuro-1 well was plugged and abandoned. Despite the results from this first well, this area of the Llanos Basin continues to be highly prospective and we are in the process of identifying our next Casimena location which can be drilled early in 2008.

Casanare Este Block

Our Casanare Este-1 exploration well, was spudded on April 25, 2007, we are currently drilling at 8,125 feet and we expect to reach a total depth of 10,000 feet on this well in late May.

Corcel Block

The Corcel-1 exploration well was spudded on April 8, 2007, we are currently drilling at 9,929 feet and we expect to reach a total depth of 12,800 feet in mid-June. Upon completion of this well the drilling rig will move to Orito to drill additional development wells and the Las Aguilas exploration well.

Exploration Summary

We have either executed or we are finalizing 13 exploration block contracts totaling 1.5 million acres in the Llanos and Putumayo Basins, making Petrominerales one of the largest exploration landholders in Colombia. To date, we have acquired 357 square kilometers of 3D seismic and reprocessed all available 2D seismic data. We now have 20 leads and prospects on these lands and in 2007, we plan to acquire an additional 190 square kilometers of 3D seismic and 576 kilometers of reconnaissance 2D seismic which is expected to result in an expanded exploration drilling program for 2008 and beyond.

ANNUAL AND SPECIAL MEETING

The Company will be holding its Annual and Special Meeting of shareholders on Friday, May 25, 2007 at 10:00 AM in the Millennium Meeting Room, Radisson Royal Bogotá Hotel, Calle 113 No. 7-65, Bogotá, Colombia. The Meeting will be webcast and made available on the Company's website at www.petrominerales.com.

Petrominerales Ltd.

Petrominerales Ltd. is a Latin American-based exploration and production company producing oil through two Incremental Production Contracts in Colombia and has either finalized or applied for contracts on 13 exploration blocks covering a total of 1.5 million acres in the Llanos and Putumayo Basins. Petrominerales is 80.7% owned by Petrobank Energy and Resources Ltd. (TSX/Oslo Bors: PBG).

Forward-Looking Statements

Certain statements in this release are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Specifically, this press release contains forward-looking statements relating to the timing of capital projects and the results of operations. The reader is cautioned that assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be incorrect. Actual results achieved during the forecast period will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors. Such factors include, but are not limited to: general economic, market and business conditions; fluctuations in oil prices; the results of exploration and development drilling, recompletions and related activities; timing and rig availability, outcome of exploration contract negotiations; fluctuation in foreign currency exchange rates; the uncertainty of reserve estimates; changes in environmental and other regulations; risks associated with oil and gas operations; and other factors, many of which are beyond the control of the Company. There is no representation by Petrominerales or Petrobank that actual results achieved during the forecast period will be the same in whole or in part as those forecast.

For more information please contact:
John D. Wright, President and CEO,
Corey C. Ruttan, Vice-President Finance and CFO
Telephone: (403) 750-4400


Petrominerales

Petrominerales Ltd.
Calle 113 No. 7-45,
Torre B Oficina 1506
Bogotá, Colombia
Phone: 011 571 629 2701
or (403) 750-4400
Fax: 011 571 629 4723
TSX: PMG


Petrominerales


NEWS RELEASE

PETROMINERALES ANNOUNCES MAPURO-1 WELL IN COLOMBIA TO BE ABANDONED

Bogotá, Colombia – April 2, 2007 – Petrominerales Ltd. (**"Petrominerales" or the "Company"**), an 80.7% indirect subsidiary of Petrobank Energy and Resources Ltd. ("Petrobank"), announces that the Mapuro-1 well in Colombia is to be abandoned.

Drilling and logging operations were completed at the Mapuro-1 exploration well on the Casimena block in the Llanos Basin of Colombia, which was spudded on March 12th, 2007 and on March 26th reached the planned depth of 8,530 feet. Logs indicated that the sands in the Tertiary Carbonera and Mirador formations as well as the Cretaceous Guadalupe, Gacheta and Ubaque formations are predominantly wet or contain non-commercial hydrocarbon accumulations, as a result, the Mapuro-1 well will be plugged and abandoned.

Mapuro-1 was the second of our 2007 five well exploration drilling program planned for the Llanos and Putamayo Basins; four wells are planned in the Llanos Basin and one well in the Putamayo Basin. Petrominerales holds over 1.5 million acres of land in Colombia on which we have acquired 307 square kilometers of 3D seismic and reprocessed all available 2D seismic data. We now have 20 leads and prospects on these lands. In 2007, we plan to acquire an additional 190 square kilometers of 3D seismic and 576 kilometers of reconnaissance 2D seismic.

We will be moving the Pride 9 rig from the Mapuro-1 site to the Casanare Este block to drill the Casanare Este-1 exploration well, which will be spudded by the end of April 2007. We also expect to spud the Corcel-1 exploration well on the Corcel block in early April 2007 using the Nabors 816 rig, which was used to drill the Ojo de Tigre-2 discovery on the Joropo block in the Llanos Basin, which we continue to test.

Petrominerales Ltd.

Petrominerales Ltd. is a Latin American-based exploration and production company producing oil through two Incremental Production Contracts in Colombia and has either finalized or applied for contracts on 13 exploration blocks covering a total of 1.5 million acres in the Llanos and Putumayo Basins. Petrominerales is 80.7% owned by Petrobank (TSX/Oslo Bors: PBG).

Certain statements in this release are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Specifically, this press release contains forward-looking statements relating to the timing of capital projects and the results of operations. The reader is cautioned that assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be incorrect. Actual results achieved during the forecast period will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors. Such factors include, but are not limited to: general economic, market and business conditions; fluctuations in oil prices; the results of exploration and development drilling, recompletions and related activities; timing and rig availability, outcome of exploration contract negotiations; fluctuation in foreign currency exchange rates; the uncertainty of reserve estimates; changes in environmental and other regulations; risks associated with oil and gas operations; and other factors, many of which are beyond the control of the Company. There is no representation by Petrominerales or Petrobank that actual results achieved during the forecast period will be the same in whole or in part as those forecast.

For more information please contact:
John D. Wright, President and CEO,
Corey C. Ruttan, Vice-President Finance and CFO
Telephone: (403) 750-4400



Petrominerales Ltd.
Calle 114 No. 9-45,
Torre B Oficina 1506,
Bogotá, Colombia
Phone: 011 571 629 2701
or (403) 750-4400
Fax: 011 571 629 4723
TSX: PMG



NEWS RELEASE



PETROMINERALES ANNOUNCES YEAR END RESULTS, RESERVE INCREASES AND INITIAL EXPLORATION SUCCESS

Bogotá, Colombia – March 9, 2007 – Petrominerales Ltd. (**"Petrominerales" or the "Company"**) and its 80.7% majority shareholder Petrobank Energy and Resources Ltd. (TSX/Oslo: PBG) (**"Petrobank"**) are pleased to announce strong fourth quarter and year-end financial and operating results, a 53% increase in proved plus probable reserves and initial success on our first of five exploration wells to be drilled in 2007.

JOROPO EXPLORATION SUCCESS

Our Ojo de Tigre-2 well on the Joropo block in the Llanos Basin was initially drilled to a total depth of 8,309 feet and logged and evaluated. Based on our evaluation, and the geological and hydrocarbon indications in this initial well, a decision was made to side-track to a more favorable bottom-hole location. This second well, Ojo de Tigre-2 Side-Track, was drilled to a total depth of 8,419 feet and has been cased as a potential oil well. The well was cored through certain prospective intervals with indications of high quality oil bearing sands, which was confirmed by subsequent logs indicating a primary target with net oil pay in excess of 25 feet. The well is currently being completed with production results expected over the next several weeks. Unfortunately, this portion of the Llanos Basin is subject to wet surface conditions during the summer months, but we are evaluating alternatives to allow long-term, year-round production of this well. The ultimate size of the prospect will be determined through long-term production testing and potential follow-up drilling. Successful development of this discovery will most likely include upgraded surface access, which would allow for year-round production.

This initial result at Joropo is very encouraging as we have only evaluated a very small part of the 72,257 acre Joropo Block to-date, and we have now submitted applications for two blocks adjoining Joropo totaling an additional 69,122 acres. This was the first of five exploration wells to be drilled in 2007 on our extensive exploration acreage. We have either executed or we are finalizing 13 exploration block contracts totaling 1.5 million acres in the Llanos and Putumayo Basins, making Petrominerales one of the largest exploration landholders in Colombia.

RESERVES

Petrominerales is also pleased to report on our 2006 year-end third party reserve report. Total proved plus probable reserves in Colombia have increased by 53%, based on the DeGolyer and MacNaughton ("D&M") evaluation as at December 31, 2006. All reserves stated herein are based on forecast prices and costs and are company interest reserves after Ecopetrol's (the State oil company) share, and before 8% royalties. D&M's work incorporates an update of their comprehensive geological and petrophysical evaluation of both the Orito and Neiva properties but, to date, does not include any reserves associated with our 13 exploration blocks.

Summary results of the D&M report are highlighted as follows:

- Total proved reserves increased by 42% to 13.6 million barrels.
- Total proved plus probable reserves increased by 53% to 24.5 million barrels.
- Total proved, probable and possible reserves of 33.9 million barrels.
- Total proved plus probable NPV 10% (before taxes) increased 93% to US$521.8 million (3P – US$677.7 million).
- Proved plus probable reserve additions replaced 485% of 2006 production.
- Total proved F&D costs, including expenditures incurred on exploration blocks, and changes in future development costs of US$16.18/bbl (proved plus probable US$15.54/bbl).

Reserves – Company Interest

	Light and Medium Oil (mbbl)
Developed Producing	3,947
Total Proved	13,563
Total Proved + Probable	24,531
Total Proved + Probable + Possible	33,906

Reserve Reconciliation

	Total Proved	Proved + Probable	Proved + Probable + Possible
December 31, 2005 reserves	9,582	16,085	22,263
2006 production	(2,194)	(2,194)	(2,194)
Net additions	6,175	10,640	13,837
December 31, 2006 reserves	13,563	24,531	33,906
Year over year increase in reserves	42%	53%	52%
Production replacement	281%	485%	631%

Net Present Value – Before Tax (US$ millions)

	2006			
	0%	5%	10%	15%
Proved Developed	179.2	153.1	133.7	118.8
Total Proved	497.7	391.6	316.4	261.2
Proved + Probable	858.7	660.5	521.8	421.3
Proved + Probable + Possible	1,166.9	876.8	677.7	536.1

The disclosures required in accordance with National Instrument 51-101 of the Canadian Securities Administrators will be available in the Company's Annual Information Form to be filed on the SEDAR website at www.sedar.com later in March.

FINANCIAL & OPERATING HIGHLIGHTS (U.S. dollars, except where noted)

By strengthening our asset base and our balance sheet in 2006, we have positioned Petrominerales for significant growth in 2007. We entered 2006 with an excellent portfolio of opportunities and a solid base of reserves. 2006 was a year focused on developing these opportunities. Some of the highlights of 2006 include:

- On June 29, 2006, Petrominerales completed its initial public offering of common shares and its common shares commenced trading on the Toronto Stock Exchange under the symbol "PMG".
- Production more than doubled, averaging 2,194 bopd in 2006, mainly as a result of the completion of the Orito-117 and 118 wells late in the first quarter of 2006.
- Operating netbacks increased 32 percent to $43.29/bbl in 2006 reflecting increases in world crude oil prices, operating efficiencies realized from production increases and Colombia's compelling fiscal regime.
- Funds flow from operations increased by 259 percent to $28.8 million.
- Net income increased by 557 percent to $14.8 million.

FINANCIAL AND OPERATING RESULTS

The following table provides a summary of Petrominerales' financial and operating results for the three and twelve month periods ended December 31, 2006 and 2005. Consolidated financial statements with Management's Discussion and Analysis (MD&A) are now available on the Company's website at www.petrominerales.com and will also be available on the SEDAR website at www.sedar.com.

	Three months ended December 31,		%	Years ended December 31,		%
	2006	2005 [1]	change	**2006** [1]	2005 [1]	change
Financial (U.S.$000s, except where noted)						
Crude oil revenue	**11,038**	3,932	181	**43,676**	16,671	162
Funds flow from operations [2]	**6,745**	1,838	267	**28,789**	8,020	259
Per share – basic and diluted (U.S.$) [3]	**0.07**	0.02	250	**0.33**	0.10	230
Net income	**2,677**	257	942	**14,798**	2,253	557
Per share – basic and diluted (U.S.$) [3]	**0.03**	-	-	**0.17**	0.03	467
Capital expenditures	**23,617**	19,605	20	**73,365**	32,206	128
Total assets	**181,407**	88,317	105	**181,407**	88,317	105
Cash and working capital (deficit)	**11,469**	(15,225)		**11,469**	(15,225)	
Common shares outstanding, end of period (000s)						
Basic	**95,000**	79,000	20	**95,000**	79,000	20
Diluted	**98,051**	79,000	24	**98,051**	79,000	24
Operations						
Operating netback (U.S.$/bbl)						
Crude oil revenue	**50.58**	44.75	13	**54.54**	44.30	23
Royalties	**4.05**	3.59	13	**4.38**	3.54	24
Production expenses	**7.35**	8.59	(14)	**6.87**	7.84	(12)
Operating netback	**39.18**	32.57	20	**43.29**	32.92	32
Average daily crude oil production (bbls)	**2,372**	955	148	**2,194**	1,031	113
Proved plus probable reserves (mbbls) [4]				**24,531**	16,085	53
NPV 10% before tax (U.S.$ millions)				**521.8**	271.0	93

(1) Amounts in the periods ending on or before June 30, 2006 have been translated and restated in United States dollars from the previously reported Canadian dollar amounts. See "Change in Accounting Policy" within Management's Discussion and Analysis ("MD&A").
(2) Calculated based on cash flow from operations before changes in non-cash working capital.
(3) Assumed weighted average number of basic and diluted shares totalled 78,999,900 prior to incorporation on April 20, 2006. See "Formation of the Company" within MD&A.
(4) Company working interest before deduction of royalties.

OPERATIONAL UPDATE

During the fourth quarter the activities of Petrominerales were focused on continuing development in Orito, implementing our pilot fracture stimulation program in Neiva and preparing for a significant exploration drilling program in the Llanos and Putumayo Basins.

Fourth quarter 2006 production averaged 2,372 bopd compared 955 bopd in the fourth quarter of 2005 and 2,420 bopd in the third quarter of 2006. The significant increase from the prior year period is mainly due to

the success of the Orito-117 and 118 completions at the end of the first quarter of 2006 which proved-up a significant southwest extension to the Orito field. The decrease from the prior quarter is mainly a result of certain wells being taken off production during the period for workovers, delays in bringing new production on-line and due to natural declines.

Since closing our IPO at the end of the second quarter of 2006 we have now drilled four new wells at Orito, but have been delayed in bringing production online due to limited access to equipment and services or down-hole mechanical problems. As can be seen from our independent reserve report, we have had a very successful drilling year in 2006. All of our development wells encountered significant oil columns. However, at the present time, a number of these wells are offline or awaiting services, final completion or equipment installation due to the lack of sufficient or suitable services. In an effort to mitigate these challenges we have placed three drilling rigs under long-term contract and we also plan to secure the required completion equipment under long-term contract to ensure existing wells and our new wells planned for 2007 are brought onstream as quickly as possible. This remains a significant challenge for our operations group given the record activity levels in the Colombian oil industry.

Petrominerales Ltd.

Petrominerales Ltd. is a Latin American-based exploration and production company producing oil through two Incremental Production Contracts in Colombia and has either finalized or applied for contracts on 13 exploration blocks covering a total of 1.5 million acres in the Llanos and Putumayo Basins. Petrominerales is 80.7% owned by Petrobank (TSX/Oslo Bors: PBG).

Certain statements in this release are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Specifically, this press release contains forward-looking statements relating to the timing of capital projects and the results of operations. The reader is cautioned that assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be incorrect. Actual results achieved during the forecast period will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors. Such factors include, but are not limited to: general economic, market and business conditions; fluctuations in oil prices; the results of exploration and development drilling, recompletions and related activities; timing and rig availability, outcome of exploration contract negotiations; fluctuation in foreign currency exchange rates; the uncertainty of reserve estimates; changes in environmental and other regulations; risks associated with oil and gas operations; and other factors, many of which are beyond the control of the Company. There is no representation by Petrominerales or Petrobank that actual results achieved during the forecast period will be the same in whole or in part as those forecast.

For more information please contact:
John D. Wright, President and CEO,
Corey C. Ruttan, Vice-President Finance and CFO
Telephone: (403) 750-4400



Petrominerales

Petrominerales Ltd.
Calle 114 No. 9-45,
Torre B Oficina 1506,
Bogotá, Colombia
Phone: 011 571 629 2701
or (403) 750-4400
Fax: 011 571 629 4723
TSX: PMG

Petrominerales

NEWS RELEASE

PETROMINERALES ANNOUNCES STRONG THIRD QUARTER RESULTS

Bogotá, Colombia – November 13, 2006 – (TSX: PMG) Petrominerales Ltd. ("Petrominerales" or the "Company") is pleased to announce third quarter financial and operating results. The Company's third quarter 2006 interim report, including financial statements and management's discussion and analysis, is available on the Company's website at www.petrominerales.com and filed on SEDAR at www.sedar.com.

Financial and Operating Highlights

	Three months ended September 30,		%	Nine months ended September 30,		%
	2006	2005 [1]	change	**2006** [1]	2005 [1]	change
Financial						
(US$000s, except where noted)						
Crude oil revenue	**12,818**	4,953	159	**32,638**	12,739	156
Funds flow from operations [2]	**8,202**	2,668	207	**22,044**	6,182	257
Per share - basic and diluted ($) [3]	**0.09**	0.03	200	**0.26**	0.08	225
Net income	**4,252**	1,182	260	**12,121**	1,996	507
Per share - basic and diluted ($) [3]	**0.04**	0.01	300	**0.14**	0.03	367
Capital expenditures	**21,696**	4,216	415	**49,748**	12,601	295
Total assets	**178,570**	72,908	145	**178,570**	72,908	145
Cash and working capital (deficit)	**28,341**	(810)		**28,341**	(810)	
Common shares outstanding, end of period (000s)						
Basic	**95,000**	79,000	20	**95,000**	79,000	20
Diluted	**98,090**	79,000	24	**98,090**	79,000	24
Operations						
Operating netback ($/bbl)						
Crude oil revenue	**57.57**	50.17	15	**56.05**	44.19	27
Royalties	**4.60**	4.01	15	**4.50**	3.54	27
Production expenses	**6.97**	7.84	(11)	**6.70**	7.61	(12)
Operating netback	**46.00**	38.32	20	**44.85**	33.04	36
Average daily crude oil production (bbls)	**2,420**	1,073	126	**2,133**	1,056	102

(1) Amounts in the periods ending on or before June 30, 2006 have been translated and restated in US$ from the previously reported Canadian dollar amounts. See "Change in Accounting Policy" within Management's Discussion and Analysis ("MD&A").

(2) Calculated based on cash flow from operations before changes in non-cash working capital.

(3) Assumed weighted average number of basic and diluted shares totalled 78,999,900 prior to incorporation on April 20, 2006. See "Formation of the Company" within MD&A.

Highlights

(The results throughout this release are expressed in United States dollars, except where noted)

The third quarter results continue to reflect the impact of the Company's drilling and completion at Orito and Neiva and the completion of the initial public offering and TSX listing of Petrominerales Ltd. ("Petrominerales") (TSX:PMG) on June 29, 2006, generating gross proceeds to the Company of Cdn$60 million. The results are highlighted as follows:

- Oil production averaged 2,420 bpd in the third quarter of 2006, a 126 percent increase over the comparative 2005 period.
- Funds flow from operations increased 207 percent to $8.2 million.
- Net income increased 260 percent to $4.3 million.
- Operating netbacks improved 20 percent to $46.00 per barrel.

Operational Update

During the third quarter the activities of Petrominerales, an 80.7 percent owned subsidiary of Petrobank Energy and Resources Ltd. (Petrobank"), were focused on continuing development in Orito, implementing our pilot fracture stimulation program in Neiva and preparing for a significant exploration drilling program in the Llanos and Putumayo Basins which will begin during the first quarter of 2007.

Third quarter 2006 production averaged 2,420 bpd compared to 2,612 bpd in the second quarter of 2006 and 1,073 bpd in the third quarter of 2005. The significant increase from the prior year period is mainly due to the success of the Orito-117 and 118 completions at the end of the first quarter of 2006 which proved-up a significant southwest extension to the Orito field. The decrease from the prior quarter is mainly a result of certain wells being taken off production during the period for the re-work and recompletion programs outlined below, and due to natural declines.

Orito

We have now completed drilling three wells in the Orito field since June 2006, the Orito-119 well, the redrill of the Orito-116 location and the Orito-124 well.

The Orito-119 well was completed in the upper Caballos sands using a slim hole drilling design. Due to a lack of pressure integrity behind the production liner, a remedial cement job was attempted on the well. With this poor cement job, we were unable to apply our revised fracture stimulation program to the productive intervals in this well and initial oil production from the well has been limited to approximately 60 bpd. If this well exhibits improving productive capability as it cleans up following completion, we plan to install an electrical submersible pump to optimize the productive capability of the well.

Following the Orito-119 well, the rig drilled the sidetrack of the Orito-116 well, also incorporating our slim-hole drilling design, which reached total depth of 6,525 feet on July 4, 2006. As expected, the sidetrack well encountered a similar high quality series of Caballos sands as in the original 116 well which was our original confirmation of the southwest extension to the field, initially testing at rates of more than 1,000 bpd. Unfortunately, the sidetracked well appears to have experienced a casing collapse, similar to the one which occurred in the original 116 well and has now been abandoned. Based on these two well results and similar issues associated with the Orito-113 recompletion discussed below, Petrominerales will be eliminating slim-hole drilling design from our future development plans.

Following the Orito-116 sidetrack, the rig commenced drilling Orito-124, which reached total depth of 8,134 feet on October 3, 2006. We are in the process of completing the Orito-124 well, in the prolific

southwest extension area of the field. Log analysis indicates significant hydrocarbon reserves in the Caballos B, C and D sands. Initial tests of the Caballos "B2" and "B3" reservoirs indicate oil productivity, and we are currently in the process of fracture stimulating these sands. Immediately thereafter we plan to fracture stimulate the C and D sands and put the well on test. The Orito-122 well is now drilling at a depth of 6,600 feet and we expect to reach total depth within the next week. The Orito-122 well is expected to prove the updip extension of the oil zone and more fully define the potential of this undrilled area. A successful well in this region of the field has the potential to further increase our inventory of development drilling locations.

In addition to this recent drilling, we also performed re-completions on the Orito-113 and Orito-115 wells. We re-entered the Orito-113 well in an attempt to recover lost production due to near wellbore damage and the well was also deepened to the Upper Caballos A sand. A slim hole liner was set in the previous open-hole productive interval to facilitate further fracture stimulation and zonal isolation. During our pre-stimulation operations, pressure communication behind the liner was observed, and the subsequent fracture stimulation was postponed. We installed a liner top packer to achieve annular isolation and performed a remedial cement job to allow for a successful fracture stimulation of the Caballos zone in that well. The well is currently cleaning up at rates of approximately 250 bpd. The Orito-115 well was also re-completed with a production liner and a fracture stimulation program. The well was placed back on-line recently, and is currently cleaning up with oil production rates of approximately 80 bpd, well in excess of the well's pre-stimulation potential.

Our second drilling rig, contracted for 16 months, has been further delayed and it is not expected to arrive in Orito before mid December. We are assessing the possibility of moving this rig directly to our Llanos exploration program to avoid high mobilization and demobilization costs associated with moving it into Orito where it would most likely only be capable of drilling one additional development well prior to returning to the Llanos Basin to commence our exploration program. Irrespective of our short-term plans, the rig will ultimately be moved to Orito to accelerate our development drilling program.

Neiva

At Neiva, we completed our initial phase of fracture stimulations involving five test wells in the Honda and Doima-Chicoral reservoirs. The DT-56 (Doima-Chicoral) stimulation was highly successful, increasing gross oil production rates from 86 to 170 bpd. The Honda formation fracture stimulations included the installations of progressive cavity pumps ("PCPs") and initially has resulted in significant increases in production. Based on positive initial results, we plan to drill at least three new Doima-Chicoral wells incorporating our fracture stimulation design into the completions. We will continue to monitor the Honda fracture stimulations and expect to be able to expand this program to more than 50 additional Honda locations at Neiva. We have also recently completed the conversion of two wells to water injectors as part of an initial pilot water flood program in the Honda reservoir. We commenced water injection on November 1st and expect response in the surrounding wells during the first half of 2007.

Exploration

Petrominerales has completed the first phase exploration commitments, which included acquiring 3-D seismic and interpretation of existing data on the first five of our exploration blocks, evaluating key, prospective portions of each block. Beginning in February 2007, we will begin a five-well drilling program to test the initial prospects on each of the Casanare Este, Casimena, Corcel and Las Aguilas blocks, as well as our second test on the Joropo block. In addition, Petrominerales has signed two exploration licenses (Mapache and Castor) covering a significant portion of the original Chicago Technical Evaluation Agreement ("TEA"). The recently signed Mapache block covers 107,705 acres and our proposal includes a first phase commitment to acquire 40 square kilometers of 3-D seismic and to drill two exploration wells, which are scheduled for the first quarter of 2008. The Castor block, which was

just approved by the National Hydrocarbon Agency, covers 110,265 acres and our proposal includes the acquisition of an initial 30 square kilometer 3-D seismic survey and drilling one well. Petrominerales has also been evaluating the heavy oil potential of our two TEAs in the southern Llanos Basin, where there is evidence of an extensive heavy oil belt. We have begun negotiations to change the entire Rio Ariari TEA to an exploration block covering slightly more than 600,000 acres. Our proposal includes a first phase work commitment of 100 kilometers of 2-D seismic. We hope to complete negotiations on the Rio Ariari exploration license by the end of the month. We have also submitted a proposal to convert approximately 177,500 acres of the original Chiguiro TEA into an exploration license and we are evaluating our first right of refusal on a third party proposal over another portion of the original TEA area covering approximately 125,000 acres. Petrominerales has a license to use Petrobank's THAI™ technology and is evaluating the technology's applicability to these Llanos Basin heavy oil deposits.

Upon acceptance of these most recent exploration proposals, Petrominerales' exploration land base will total 2.0 million acres in nine exploration blocks and two TEAs.

Outlook

Petrominerales continues to enjoy strong cash flows as a result of increasing production and high world oil prices that coupled with existing financial resources has positioned us to execute our near-term growth strategy. We have guaranteed access to drilling equipment and a balanced inventory of high impact development opportunities and exciting exploration prospects to be drilled over the coming months.

Petrominerales Ltd.

Petrominerales Ltd. is a Latin American-based exploration and production company producing oil through two Incremental Production Contracts in Colombia and has exploration contracts and Technical Evaluation Agreements covering a total of 2.0 million acres in the Llanos and Putumayo Basins. Petrominerales is 80.7% owned by Petrobank Energy and Resources Ltd. (TSX/OSLO: PBG).

Certain statements in this release are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Specifically, this press release contains forward-looking statements relating to the timing of capital projects and the results of operations. The reader is cautioned that assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be incorrect. Actual results achieved during the forecast period will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors. Such factors include, but are not limited to: general economic, market and business conditions; fluctuations in oil prices; the results of exploration and development of drilling and related activities; fluctuation in foreign currency exchange rates; the uncertainty of reserve estimates; changes in environmental and other regulations; risks associated with oil and gas operations; and other factors, many of which are beyond the control of the Company. There is no representation by Petrominerales that actual results achieved during the forecast period will be the same in whole or in part as those forecast.

For more information please contact:

John D. Wright, President and CEO,
Corey C. Ruttan, Vice-President Finance and CFO
Telephone: (403) 750-4400


Petrominerales

Petrominerales Ltd.
Calle 114 No. 9-45,
Torre B Oficina 1506,
Bogotá, Colombia
Phone: 011 571 629 2701
or (403) 750-4400
Fax: 011 571 629 4723
TSX: PMG



NEWS RELEASE

PETROMINERALES PROVIDES OPERATIONAL UPDATE

Bogotá, Colombia – October 19, 2006 - (TSX: PMG) Petrominerales Ltd. (**"Petrominerales" or the "Company"**) and its 80.7% majority shareholder Petrobank Energy and Resources Ltd. (TSX/Oslo: PBG) (**"Petrobank"**) announce results from recent drilling and recompletion activities on the Company's Orito and Neiva blocks in Colombia. Third quarter 2006 production averaged 2,420 bpd compared to 2,612 bpd in the second quarter of 2006 and 1,073 bpd in the third quarter of 2005. The significant increase from the prior year period is mainly due to the success of the Orito-117 and 118 completions at the end of the first quarter of 2006 which proved-up a significant southwest extension to the Orito field. The decrease from the prior quarter is mainly a result of certain wells being taken off production during the period for the re-work and recompletion programs outlined below, and due to natural declines.

Orito

We have now completed drilling three wells in the Orito field since June 2006, the Orito-119 well, the redrill of the Orito-116 location and the Orito-124 well.

The Orito-119 well was completed in the upper Caballos sands. Due to a lack of pressure integrity behind the production liner, a remedial cement job was attempted on the well. With this poor cement job, we were unable to apply our revised fracture stimulation program to the productive intervals in this well. Initial oil production from the well has been limited to approximately 60 bpd. As this well exhibits improving productive capability as it cleans up following completion, we potentially plan to install an electrical submersible pump to optimize the productive capability of the well.

Following the Orito-119 well, the rig drilled the sidetrack of the Orito-116 well, which reached total depth of 6,525 feet on July 4, 2006. As expected, the sidetrack well encountered a similar high quality series of Caballos sands as in the original 116 well (which was our first confirmation of the southwest extension to the field beyond the existing field boundaries, initially testing at rates of more than 1,000 bpd). Unfortunately, the sidetracked well appears to have experienced a casing collapse, similar to the one which occurred in the original 116 well. This recent well failure occurred, just after we completed a series of fracture stimulations and installed an electrical submersible pump. We are currently assessing the ability to repair the casing and salvage the well, but the potential exists that the well may need to be abandoned.

Following the Orito-116 sidetrack, the rig commenced drilling Orito-124, which reached total depth of 8,134 feet on October 3, 2006. Logs from this well indicate a highly prospective series of pay intervals and we will be completing and fracture stimulating the well in the upper Caballos sands over the next few weeks.

Most recently, we have spudded the Orito-122 well, which is being drilled in the prolific central fault block updip from the Orito-106 well. The Orito-122 well is expected to prove the updip extension of the field and more fully define the potential of this undrilled area. A successful well in this region of the field has the potential to further increase our inventory of development drilling locations.

In addition to this recent drilling, we also performed re-completions on the Orito-113 and Orito-115 wells. We re-entered the Orito-113 well in an attempt to recover lost production due to near

wellbore damage and the well was re-entered and deepened to the Upper Caballos A sand. A liner was also set in the previous open-hole productive interval to facilitate further fracture stimulation and zonal isolation. During our pre-stimulation operations, pressure communication behind the liner was observed, and the subsequent fracture stimulation was postponed. We installed a liner top packer to achieve annular isolation and performed a remedial cement job to allow for a successful fracture stimulation of the Caballos zone in that well. We expect initial production results from this well over the next few weeks. The Orito-115 well was also re-completed with a production liner and a fracture stimulation program. The well was placed back on-line recently, and is still producing back completion fluids.

Our second drilling rig, contracted for 16 months, was originally scheduled to arrive in Orito in late September of this year but has been postponed until sometime in mid-November as the rig completes commitments under the previous contract. We expect to spud our first well with this rig near the end of November, and we are looking at options for moving the rig to the Llanos Basin to drill one or more of our 2007 exploration wells, or to keep the rig in Orito and contract another rig to complete our Llanos Basin exploration activities. Securing this rig provides the Company with flexibility and guaranteed access to the equipment required to implement our exploration program during the January-April dry season in the Llanos Basin and to maintain our accelerated Orito development drilling program into 2008. We expect to drill a total of seven wells in Orito in 2006 and have planned for up to 11 wells in Orito in 2007 in conjunction with five exploration wells in the Llanos and Putumayo Basins.

Neiva

At Neiva, we have completed our initial phase of fracture stimulations involving five test wells in the Honda and Doima-Chicoral reservoirs. The DT-56 (Doima-Chicoral) stimulation was highly successful, increasing gross oil production rates from 81 to 126 bpd. The four Honda stimulations are still recovering frac sands and fluids and the existing beam pumps are being replaced with progressive cavity pumps that will allow the wells to clean up more efficiently and potentially deliver production at higher rates. Based on these initial results we plan to drill three new Doima-Chicoral wells incorporating our fracture stimulation design into the completions. We will continue to monitor the Honda fracture stimulations and expect to be able to expand this program to more than 50 additional Honda locations at Neiva. We have also completed the conversion of the DT-24 and DT-30 wells to water injectors and expect to initiate water injection on our pilot waterflood program within the next few days. Pending success of this pilot, we plan to expand the waterflood program during the first half of 2007.

Exploration

Petrominerales has completed the first phase exploration commitments (3D seismic and interpretation of existing data) on five exploration blocks, evaluating small, but prospective, portions of each block. Beginning in February of 2007 we will begin a five-well drilling program to test the initial prospects on each of the Joropo, Casanare Este, Casimena, Corcel and Las Aguilas blocks. In addition, Petrominerales has submitted two exploration proposals (Mapache and Castor) covering a significant portion of the original Chicago Technical Evaluation Agreement ("TEA"). The recently signed Mapache Block covers 107,705 acres and our proposal includes a first phase commitment to acquire 40 square kilometers of 3-D seismic and to drill two exploration wells, which are scheduled for the first quarter of 2008. The Castor Block, which was just approved by the National Hydrocarbon Agency, covers 110,265 acres and our proposal includes the acquisition of an initial 30 square kilometer 3-D seismic survey and drilling one well.

Petrominerales has also been evaluating the heavy oil potential of two TEAs covering 1.1 million acres in the southern Llanos Basin, where there is evidence of an extensive heavy oil belt. We have begun negotiations to change the entire the Rio Ariari TEA to an exploration block covering slightly more than 600,000 acres. Our proposal includes a first phase work commitment of 100 kilometers of 2D seismic. We hope to complete negotiations on the Rio Ariari exploration license by the end of the month. We have also submitted a proposal to convert approximately 300,000 acres of the original Chiguiro TEA into an exploration license. Our proposal includes a first phase work commitment of 40 square kilometers of 3D seismic. Petrominerales has a license to use Petrobank's THAI™ technology and is evaluating the technology's applicability to these Llanos Basin heavy oil deposits.

Upon acceptance of these most recent exploration proposals, Petrominerales' exploration land base will total 2.1 million acres in seven exploration blocks and four TEAs.

Petrominerales Ltd.

Petrominerales Ltd. is a Latin American-based exploration and production company producing oil through two Incremental Production Contracts in Colombia and has contracts on seven exploration blocks and four Technical Evaluation Agreements covering a total of 2.1 million acres in the Llanos and Putumayo Basins. Petrominerales is 80.7% owned by Petrobank.

Certain statements in this release are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Specifically, this press release contains forward-looking statements relating to the timing of capital projects and the results of operations. The reader is cautioned that assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be incorrect. Actual results achieved during the forecast period will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors. Such factors include, but are not limited to: general economic, market and business conditions; fluctuations in oil prices; the results of exploration and development drilling, recompletions and related activities; timing and rig availability, outcome of exploration contract negotiations; fluctuation in foreign currency exchange rates; the uncertainty of reserve estimates; changes in environmental and other regulations; risks associated with oil and gas operations; and other factors, many of which are beyond the control of the Company. There is no representation by Petrominerales or Petrobank that actual results achieved during the forecast period will be the same in whole or in part as those forecast.

For more information please contact:
John D. Wright, President and CEO,
Corey C. Ruttan, Vice-President Finance and CFO
Telephone: (403) 750-4400


Petrominerales

Petrominerales Ltd.
Calle 114 No. 9-45,
Torre B Oficina 1506,
Bogotá, Colombia
Phone: 011 571 629 2701
or (403) 750-4400
Fax: 011 571 629 4723
TSX: PMG



NEWS RELEASE

PETROMINERALES ANNOUNCES STRONG SECOND QUARTER RESULTS

Bogotá, Colombia – August 11, 2006 – (TSX: PMG) Petrominerales Ltd. ("Petrominerales" or the "Company") is pleased to announce second quarter financial and operating results. The Company's second quarter 2006 interim report, including financial statements and management's discussion and analysis, is available on the Company's website at www.petrominerales.com and filed on SEDAR at www.sedar.com.

Financial and Operating Highlights

	Three months ended June 30,		%	Six months ended June 30,		%
	2006	2005	change	**2006**	2005	change
Financial						
(Canadian $000s, except where noted)						
Crude oil revenue	**15,225**	4,877	212	**22,429**	9,617	133
Funds flow from operations [1]	**11,746**	2,150	446	**15,629**	4,340	260
Per share – basic and diluted ($) [2]	**0.15**	0.03	400	**0.20**	0.05	300
Net income	**7,244**	481	1,406	**8,869**	1,005	782
Per share – basic and diluted ($) [2]	**0.09**	0.01	800	**0.11**	0.01	1,000
Capital expenditures	**10,213**	5,459	87	**32,084**	10,360	210
Total assets	**184,243**	80,727	128	**184,243**	80,727	128
Cash and working capital (deficit)	**46,866**	(1,694)		**46,866**	(1,694)	
Common shares outstanding, end of period (000s)						
Basic	**95,000**	79,000	20	**95,000**	79,000	20
Diluted	**97,964**	79,000	24	**97,964**	79,000	24
Operations						
Operating netback ($/bbl)						
Crude oil revenue	**64.05**	52.34	22	**62.33**	50.70	23
Royalties	**5.17**	4.19	23	**5.02**	4.05	24
Production expenses	**6.26**	10.09	(38)	**7.41**	9.26	(20)
Operating netback	**52.62**	38.06	38	**49.90**	37.39	33
Average daily crude oil production (bbls)	**2,612**	1,024	155	**1,988**	1,048	90

(1) Calculated based on cash flow from operations before changes in non-cash working capital.

(2) Assumed weighted average number of basic and diluted shares totaled 78,999,900 prior to incorporation on April 20, 2006. See "Formation of the Company" within Management's Discussion and Analysis.

Highlights

The second quarter results reflect the impact of significant increases in production generated from the Company's recent drilling successes at Orito and the completion of the initial public offering and TSX listing of Petrominerales Ltd. (TSX:PMG) on June 29, 2006, generating gross proceeds to the Company of $60 million. The results are highlighted as follows:

- Oil production averaged 2,612 bpd in the second quarter of 2006, a 155 percent increase over the comparative 2005 period.
- Funds flow from operations increased 446 percent to $11.8 million.
- Net income increased 1,406 percent to $7.2 million.
- Production expenses improved 38 percent to $6.26 per barrel.
- Operating netbacks improved 38 percent to $52.62 per barrel.

Operational Update

Petrominerales Ltd., ("Petrominerales") completed its initial public offering on June 29, 2006 and is now listed for trading on the Toronto Stock Exchange under the symbol PMG. The transaction resulted in gross proceeds of $60 million to Petrominerales and Petrobank Energy and Resources Ltd. ("Petrobank") has retained an 80.7 percent ownership interest in Petrominerales.

Second quarter production averaged 2,612 bpd compared to 1,356 bpd in the first quarter of 2006 and 1,024 bpd in the second quarter of 2005. These significant increases are mainly due to the success of the Orito 117 and 118 completions at the end of the first quarter of 2006. These wells continue to produce at combined rates of approximately 1,960 bpd (1,548 bpd working interest before 8 percent royalty).

During the quarter, we commenced our development drilling program in the Orito field, spudding our first development well of the year at Orito-119. We also re-entered two other wells, Orito-113 and Orito-115, deepening them for potential productive sands in the Caballos A zone, as well as preparing them for future fracture stimulation in the Caballos B, C, and D sands.

In June of this year we re-entered the Orito-113 well in an attempt to recover lost production due to near wellbore damage and to deepen the well down to the Upper A sand. During our pre-stimulation operations, pressure communication with the annulus was observed, and the subsequent fracture stimulation was postponed. A similar result occurred while cementing the recently drilled Orito-119 well, but a liner top packer was installed and annular isolation was achieved, allowing for the successful fracture stimulation of the Caballos zone in that well. Based on this recent success, the same operation is being planned for Orito-113, which should take place during September with the arrival of a second workover rig. We will also fracture stimulate the Orito-115 well at that time. During these recompletion operations, the wells have either been off-line or producing at less than their potential and we look forward to bringing them back on-stream in the near future.

The first of two drilling rigs under long-term contract commenced operations for Petrominerales in June 2006, drilling the Orito-119 location, which is a re-drill of an old non-producing well within the original field boundaries. Orito-119 reached total depth in early July 2006. The well has been completed and fracture stimulated in the upper Caballos sands. The well is now being brought on-line and we expect to have stable production rates in the near future. Ultimately we plan to install an electrical submersible pump to optimize the productive capability of the well.

Following the Orito-119 well, the rig commenced the sidetrack of the Orito-116 well and should drill through the targeted Caballos formation within the next week. The original Orito-116 well was our first confirmation of the southwest extension to the field beyond the existing field boundaries, initially testing

at rates of more than 1,000 bpd. Unfortunately, the well experienced a casing collapse and had to be abandoned. The ongoing delineation of this southwest extension to the field was further confirmed in late 2005 by the drilling of the Orito-117 and 118 wells from the same surface drilling pad. These wells have been the primary contributors to our production growth to-date in 2006. After drilling the Orito-116 sidetrack, the rig will drill two additional locations off this pad, all of which will be targeting this southwest extension of the field.

A second drilling rig, contracted for 16 months, is scheduled to arrive in Orito in late September of 2006, with its first well now scheduled to spud in early October. This rig will also be used to drill our Llanos Basin exploration wells during the first and second quarters of 2007, and will then return to Orito to drill additional development wells. Securing these rigs provides the Company with guaranteed access to the equipment required to implement our exploration program during the January-April dry season in the Llanos Basin and to facilitate an acceleration of the Company's Orito development drilling program into 2008. We expect to drill a total of eight wells in Orito in 2006 and have planned for up to 11 wells in Orito in 2007 in conjunction with five exploration wells in the Llanos and Putumayo basins.

At Neiva, we have commenced our initial phase of fracture stimulations involving five test wells in the Honda and Doima-Chicoral reservoirs. With success, this program may be expanded to more than 50 locations at Neiva.

Petrominerales has been actively evaluating our extensive inventory of exploration acreage focused primarily in Colombia's Llanos Basin. To-date, we have shot 250 square kilometers of 3-D seismic over our Las Aguilas, Corcel, Casanare Este and Casimena exploration blocks. We have identified a total of 16 leads and prospects over our five exploration blocks and we are planning an initial five-well exploration drilling program commencing at the end of 2006. On the Chicago Technical Evaluation Agreement ("TEA"), Petrominerales has submitted two exploration proposals (Mapache and Castor) covering a significant portion of the original TEA. The Mapache Block covers 107,705 acres and our proposal includes a commitment to acquire 40 square kilometers of 3-D seismic and to drill two exploration wells, which are scheduled for the first quarter of 2008. The Castor Block covers 110,265 acres and our proposal includes the acquisition of an initial 30 square kilometer 3-D seismic survey. Upon acceptance of these most recent exploration proposals, Petrominerales' exploration land base will total 2.3 million acres in seven exploration blocks and four TEAs.

Petrominerales has started the necessary work to evaluate the heavy oil potential of two of these TEAs covering 1.1 million acres in the southern Llanos Basin, where there is evidence of an extensive heavy oil belt. Petrominerales has a license to use Petrobank's THAI™ technology and is evaluating the technology's applicability to these Llanos Basin heavy oil deposits.

Outlook

With the completion of our Petrominerales initial public offering and the arrival of the first of two dedicated drilling rigs, we are strongly positioned to execute on our long-term development and exploration programs. Production gains realized from our late 2005 Orito drilling program underpin our Orito development drilling strategy well into 2008. Record world oil prices combined with a low eight percent royalty rate and operating costs that have improved to $6.26 per barrel generate top tier netbacks and cash flows fueling these capital programs. The combination of Colombia's attractive fiscal regime, the Company's financial strength, our long-term access to rigs and an extensive prospective land base positions Petrominerales for sustained long-term growth.

Petrominerales Ltd.

Petrominerales Ltd. is a Latin American-based exploration and production company producing oil through two Incremental Production Contracts in Colombia and has exploration contracts and Technical Evaluation Agreements covering a total of 2.3 million acres in the Llanos and Putumayo Basins. Petrominerales is 80.7% owned by Petrobank Energy and Resources Ltd. (TSX/OSLO: PBG).

Certain statements in this release are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Specifically, this press release contains forward-looking statements relating to the timing of capital projects and the results of operations. The reader is cautioned that assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be incorrect. Actual results achieved during the forecast period will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors. Such factors include, but are not limited to: general economic, market and business conditions; fluctuations in oil prices; the results of exploration and development of drilling and related activities; fluctuation in foreign currency exchange rates; the uncertainty of reserve estimates; changes in environmental and other regulations; risks associated with oil and gas operations; and other factors, many of which are beyond the control of the Company. There is no representation by Petrominerales that actual results achieved during the forecast period will be the same in whole or in part as those forecast.

For more information please contact:

John D. Wright, President and CEO,
Corey C. Ruttan, Vice-President Finance and CFO
Telephone: (403) 750-4400


Petrominerales

Petrominerales Ltd.
Calle 114 No. 9-45,
Torre B Oficina 1506,
Bogotá, Colombia
Phone: 011 571 629 2701
or (403) 750-4400
Fax: 011 571 629 4723
TSX: PMG



NEWS RELEASE

PETROMINERALES CLOSES INITIAL PUBLIC OFFERING

Bogotá, Colombia – June 29, 2006 - (TSX: PMG) Petrominerales Ltd. (**"Petrominerales" or the "Company"**) is pleased to announce that we have closed our initial public offering ("Offering") and that the shares will commence trading on the Toronto Stock Exchange today under the symbol PMG. The Offering was priced at $3.75 per share and 18,306,173 shares were subscribed for, resulting in total gross proceeds of $68.6 million. The Offering was comprised of a 16,000,000 common share issuance from treasury with the remaining shares being issued as a secondary offering of shares held by the Company's parent company, Petrobank Energy and Resources Ltd. Haywood Securities Inc. acted as underwriter in the transaction. Petrominerales has 95 million common shares outstanding. Petrobank holds approximately 80.7% of the issued and outstanding shares of Petrominerales.

Of the net proceeds received by Petrominerales from the treasury portion of the Offering, Petrominerales expects to use US$31.5 million for development drilling and recompletions on current producing properties, US$10 million for drilling on exploration properties, US$7 million for repayment of debt to Petrobank, and the remainder for general and administrative expenses including working capital. Directors, officers and employees of Petrobank and Petrominerales subscribed for 1.2 million shares or approximately 7% of the Offering.

Operational Update

Petrominerales has recently recommenced drilling activity on the Orito block with the arrival of the first of two contracted Nabors drilling rigs. The first location being drilled with this rig, Orito 119, has now reached the top of the targeted Caballos formation, three days ahead of schedule. The well is expected to reach total depth in the next week and be completed and on production within the next three weeks. We plan to utilize our new completion design, which incorporates a fracture stimulation of the upper Caballos sands that has resulted in significantly enhanced production capability in our Orito 117 and 118 wells and in certain other recent recompletions. A second Nabors rig is scheduled to arrive in Orito later in the second quarter. This additional rig will also be used to drill our first four exploration prospects on our Llanos Basin exploration blocks early in 2007.

We have also recently deepened our Orito 113 well, which was originally terminated in the uppermost Caballos sands. This deepened well encountered further productive pay in the lower Caballos sands including the A sand, which was perforated and produced clean oil on initial swab testing. The well is being perforated and fracture stimulated in the B, C and D sands and is scheduled to be brought back on production by mid-July.

Having secured the required drilling equipment and capital required to fund our wide array of development and exploration opportunities, the Company is very well positioned to achieve our next stage of growth in Colombia.

Petrominerales Ltd.

Petrominerales Ltd. is a Latin American-based exploration and production company producing oil through two Incremental Production Contracts in Colombia and has contracts on five new exploration blocks and five Technical Evaluation Agreements covering a total of 2.5 million acres in the Llanos and Putumayo Basins. Petrominerales is 81% owned by Petrobank Energy and Resources Ltd. (TSX/OSLO: PBG).

Certain statements in this release are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Specifically, this press release contains forward-looking statements relating to the timing of capital projects and the results of operations. The reader is cautioned that assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be incorrect. Actual results achieved during the forecast period will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors. Such factors include, but are not limited to: general economic, market and business conditions; fluctuations in oil prices; the results of exploration and development of drilling and related activities; fluctuation in foreign currency exchange rates; the uncertainty of reserve estimates; changes in environmental and other regulations; risks associated with oil and gas operations; and other factors, many of which are beyond the control of the Company. There is no representation by Petrominerales that actual results achieved during the forecast period will be the same in whole or in part as those forecast.

For more information please contact:

John D. Wright, President and CEO,
Corey C. Ruttan, Vice-President Finance and CFO
Telephone: (403) 750-4400


Petrominerales

Petrominerales Ltd.
Calle 114 No. 9-45,
Torre B Oficina 1506,
Bogotá, Colombia
Phone: 011 571 629 2701
or (403) 750-4400
Fax: 011 571 629 4723
TSX: PMG



NEWS RELEASE

PETROMINERALES FILES ANNUAL INFORMATION FORM

Bogotá, Colombia – March 30, 2007 – Petrominerales Ltd. ("Petrominerales" or the "Company") has today filed its Annual Information Form, which includes Petrominerales' reserves data and other oil and gas information for the period ended December 31, 2006 as mandated by National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities of the Canadian Securities Administrators.

Copies of Petrominerales' 2006 Annual Information Form may be obtained on Petrominerales' website at www.petrominerales.com, on the SEDAR website at www.sedar.com, or by emailing Petrominerales at ir@petrominerales.com.

Petrominerales Ltd.

Petrominerales Ltd. is a Latin American-based exploration and production company producing oil through two Incremental Production Contracts in Colombia and has either finalized or applied for contracts on 13 exploration blocks covering a total of 1.5 million acres in the Llanos and Putumayo Basins. Petrominerales is 80.7% owned by Petrobank (TSX/Oslo Bors: PBG).

For more information please contact:
John D. Wright, President and Chief Executive Officer,
Corey C. Ruttan, Vice-President Finance and Chief Financial Officer
Telephone: (403) 750-4400





Petrominerales Ltd.
Calle 113 No. 7-45,
Torre B Oficina 1506
Bogotá, Colombia
Phone: 011 571 629 2701
or (403) 750-4400
Fax: 011 571 629 4723
TSX: PMG


Petrominerales



Notice of Annual and Special Meeting of Shareholders
of Petrominerales Ltd. to be held on Friday, May 25, 2007

The annual and special meeting ("Meeting") of the shareholders of Petrominerales Ltd. (the "Corporation") will be held on Friday, May 25, 2007, at 10:00 am in the Millennium Meeting Room at the Radisson Royal Bogotá Hotel, Calle 113 No. 7-65, Bogotá, Colombia, to:

1. receive and consider our financial statements for the year ended December 31, 2006, together with the report of the auditors thereon;

2. elect the directors of the Corporation for the ensuing year;

3. appoint the auditors and authorize the directors to fix their remuneration;

4. consider and, if thought fit, to pass a resolution of the shareholders to ratify, approve and adopt the Deferred Share Compensation Plan of the Corporation; and

5. transact such other business as may properly be brought before the Meeting or any adjournment thereof.

The specific details of the matters proposed to be put before the Meeting are set forth in the information circular accompanying this notice.

If you are unable to attend the Meeting in person we request that you date and sign the enclosed form of proxy and mail it to or deposit it with Computershare Trust Company of Canada, Proxy Department, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1. In order to be valid and acted upon at the Meeting, forms of proxy must be returned to the aforesaid address not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof.

Only shareholders of record at the close of business on April 20, 2007 (the "Record Date") will be entitled to vote at the Meeting, unless that shareholder has transferred any shares subsequent to the Record Date and the transferee shareholder, not later than 10 days before the Meeting, establishes ownership of the shares and demands that the transferee's name be included on the list of shareholders.

DATED April 20, 2007.

By order of the Board of Directors

John D. Wright
President , Chief Executive Officer and
Director

Computershare

SEDAR PROFILE #23685

Computershare Trust Company of Canada
Computershare Investor Services Inc.
www.computershare.com

Investor Services

Canada
Australia
Channel Islands
Hong Kong
Germany
Ireland
New Zealand
Philippines
South Africa
United Kingdom
USA

March 20, 2007

To: All Canadian Securities Regulatory Authorities

Subject: Petrominerales Ltd.

Dear Sirs:

We advise the following with respect to the upcoming Meeting of Holders for the subject Corporation:

1.	Meeting Type :	Annual General and Special
2.	Security Description of Voting Issue :	Common
3.	CUSIP Number :	P79 14K 108
	ISIN :	BS P79 14K 108 3
4.	Record Date for Notice of Meeting :	April 20, 2007
	Record Date for Voting :	April 20, 2007
5.	Meeting Date :	May 25, 2007
6.	Meeting Location :	Bogota, Columbia

Sincerely,

Computershare Trust Company of Canada /
Computershare Investor Services Inc.

Agent for Petrominerales Ltd.

PETROMINERALES LTD.

Annual and Special Meeting of Holders of
Common Shares of
Petrominerales Ltd. (the "Issuer")

Held on May 25, 2007

REPORT OF VOTING RESULTS

Pursuant to Section 11.3 of National Instrument
51-102 – *Continuous Disclosure Obligations*

Matter Voted Upon	**Outcome of Vote**
1. Appointing the following individuals as directors of the Issuer to hold office until the next annual meeting of the Issuer or until their successors are appointed or elected: (a) John D. Wright (b) Jerald L. Oaks (c) Kenneth R. McKinnon (d) Enrique Umaña-Valenzuela (e) Ernesto Sarpi (f) Geir Ytreland (g) Alastair MacDonald	**Approved**
2. Appointing Deloitte & Touche LLP, Chartered Accountants, as auditors of the Issuer to hold office until the next annual meeting or until their successors are appointed and authorizing the directors of the Issuer to fix the remuneration to be paid to the auditors.	**Approved**
3. Approving a resolution adopting the Deferred Share Compensation Plan, as more particularly described under "Approval of Deferred Share Compensation Plan" in the Management Information Circular dated April 20, 2007.	**Approved**

No. 143,375 B

PETROMINERALES LTD.

Certificate of Resolution

RESOLVED that the Articles of Association of the Company be hereby amended by deleting Article 81. and substituting therefor the following:

> "81. A director shall be given not less than 72 hours' notice of meeting of directors, but a meeting of directors held without 72 hours notice having been given to all directors shall be valid if all directors entitled to vote at the meeting who do not attend, waive notice of the meeting. The inadvertent failure to give notice of a meeting to a director, or the fact that a director has not received the notice, does not invalidate the meeting."

....

I, Alastair Macdonald, a Director of **PETROMINERALES LTD.**, hereby certify that the foregoing is a true and correct copy of minutes of a Meeting of the Directors held on the 9th day of August, 2007.

AS WITNESS my hand and the Seal of the Company this 23rd day of August, 2007.

A. Macdonald

Director

No. 143375 B





PETROMINERALES LTD.



Certificate of Resolution

RESOLVED that the Memorandum of Association of the Company be amended by deleting Clauses 8 and 11 and substituting therefor the following:

"8. The authorised capital of the Company is Two hundred million dollars (200,000,000) and is made up of one class of shares divided into Two hundred million (200,000,000) shares of One dollar (1) each with one vote for each share."

RESOLVED FURTHER that the Articles of Association of the Company be amended by deleting Articles 7, 22, 27, 28, and 29 and substituting therefor the following:

"CERTIFICATES, UNCERTIFICATED SHARES AND SECURITIES EXCHANGE

7. (a) Except as hereinafter provided, every person whose name is entered as a member in the Register of members shall be entitled without payment to receive within two months after allotment or lodgment of transfer (or within such other period as the terms of issue shall provide) one certificate for all his shares of any one class or upon payment of such sum, not exceeding one dollar for every certificate after the first as the Directors shall from time to time to time determine, several certificates, each for one or more of his shares of any one class. Where a member transfers part only of the shares comprised in a certificate the old certificate shall be cancelled and a new certificate for the balance of such shares issued in lieu thereof without charge. Every certificate shall be issued under the Seal and bear the signature of at least one Director. Every certificate shall specify the shares to which it relates, and the amount paid up thereon. Provided that the Company shall not be bound to register more than three persons as the joint holders of any shares (except in the case of executors or trustees of a deceased member) and in the case of a share held jointly by several persons, the Company shall not be bound to issue more than one certificate therefor and delivery of a certificate to one of such persons shall be sufficient delivery to all.

(b) The Directors in order that the securities of the Company comprised in any public offering and to be allotted may be traded on any Securities Exchange authorised by law may by Resolution of the Directors authorise

and declare that such shares shall be uncertificated and may be traded on any such Securities Exchange pursuant to and in accordance with the rules and regulations made by a Securities Exchange in which shares of the Company are traded. The Directors may also authorise that the provisions of such Regulations or Rules, as the case may be, as they shall apply in respect of such allotment of shares to share certificates, transfer of shares, registration of transfers, registration of members, the Register, notifications to members, notices of members calling general meetings of the Company and rights of attendance and voting at such meetings shall apply to these Articles and the same shall accordingly be read and construed as if such Regulations or rules, as the case may be, were written herein respectively governing the matters hereinbefore in this clause set out.

(e) The Company at the discretion of the Directors will not thereafter issue certificates for its issued shares being shares authorized by the Company. Instead the Company itself or through its duly appointed Registrar and Transfer Agent will issue written confirmations with respect to such share issues, transfers and registrations to the intent that the book entry method shall be used to record such issues, transfers and registrations.

(f) Notwithstanding the provisions of Article 7 (c) the Company either by itself or through its duly appointed Registrar and Transfer Agent shall continue to maintain the Register of all the members of the Company from time to time and all other provisions of these Articles and of applicable law shall remain in full force with respect to the members of the Company its and their rights and obligations.

(g) Members holding certificates for issued shares may trade their shares publicly but in the event of a sale of such shares the certificates in respect thereof must be delivered up to the Company or its duly authorised gent, whereupon the provisions of this Article as to uncertificated shares shall apply thereafter to such shares."

TRANSFER OF SHARES

27. (a) Shares in the Company shall be transferable by instrument in writing or electronically or in such other form as the Directors may from time to time determine, and the transferor of a share shall be deemed to remain the holder thereof until the name of the transferee shall have been entered in the Register in respect thereof;

(b) Where applicable the instrument of transfer of a share shall be signed by or on behalf of the transferor. The authority under which a person signs a transfer on behalf of the transferor shall be in such form as the Directors may approve.

28. Shares in the Company may also be transferred in accordance with the rules and regulations applicable to a Securities Exchange on which the shares of the Company are traded."

I, ALASTAIR MACDONALD, a Director of **PETROMINERALES LTD.**, hereby certify that the foregoing is a true and correct copy of the Resolution passed by the Directors of the Company on the 5th day, of May, 2006.

AS WITNESS my hand and the Seal of the Company this 5th day of May, 2006.

A. MacDonald
Director



IBC 01

Commonwealth of The Bahamas

The International Business Companies Act

(No. 45 of 2000)

Certificate of Incorporation

(SECTION 16)

No. **143375 B**

PETROMINERALES LTD.

I, **SHANE A. MILLER**, *Acting Registrar General, the Commonwealth of The Bahamas do hereby certify pursuant to the International Business Companies Act 2000, (No. 45 of 2000) that all the requirements of the said Act in respect of incorporation have been satisfied, and that*

PETROMINERALES LTD.

is incorporated in the Commonwealth of The Bahamas as an International Business Company this **20th** *day of* **April, 2006**

Given under my hand and seal
At Nassau in the Commonwealth
of The Bahamas



Acting Registrar General

THE COMMONWEALTH OF THE BAHAMAS

The International Business Companies Act 2000
Company Limited by Shares

MEMORANDUM OF ASSOCIATION

OF

PETROMINERALES LTD.

1. The name of the Company is **PETROMINERALES LTD.**

2. The registered office of the Company is situate at the offices of M B & H Corporate Services Ltd., Mareva House, 4 George Street, Nassau, Bahamas.

3. The registered agent of the Company is M B & H Corporate Services Ltd., Mareva House, 4 George Street, Nassau, Bahamas.

4. The object or purpose for which the Company is established is to engage in any act or activity that is not prohibited under any law for the time being in force in The Commonwealth of the Bahamas.

5. In the absence of appropriate authorisation the Company may not:

   (a) carry on banking or trust business as defined by the Banks and Trust Companies Regulation Act 2000;

   (b) carry on business as an insurance or a reinsurance company; or

   (c) carry on the business of providing corporate or financial services as defined by the Financial and Corporate Service Providers Act 2000.

6. The liability of the members is limited.

7. Shares in the Company shall be issued in the currency of the United States of America.

8. The authorised capital of the Company is Five thousand dollars (5,000) and is made up of one class of shares divided into Five thousand (5,000) shares of the par value of One dollar (1.00) each with one vote for each share.

9. The designations, powers, preferences, rights, qualifications, limitations and restrictions of each class and series of shares that the Company is authorised to issue shall be fixed by resolution of directors, but the directors shall not allocate different rights as to voting, dividends, redemption or distributions on liquidation unless the Memorandum of Association shall have been amended to create separate classes of shares and all the aforesaid rights as to voting, dividends, redemption and distributions shall be identified in each separate class.

10. The shares of the Company are to be issued as registered shares.

11. Registered Shares in the Company may be transferred subject to the prior or subsequent approval of the Company as evidenced by a resolution of directors.

12. The Company may amend its Memorandum of Association and Articles of Association by a resolution of directors.

WE, McKINNEY NOMINEES LIMITED and HUGHES COMPANY LIMITED, both of Mareva House, 4 George Street, Nassau, Bahamas, for the purpose of incorporating an International Business Company under the laws of the Commonwealth of the Bahamas, hereby subscribe our names to this Memorandum of Association the 20th day of April, 2006 in the presence of:

Subscribers

Hartis E. Pinder
....
Hartis E. Pinder
Vice President
McKINNEY NOMINEES LIMITED

Hartis E. Pinder (sgd)
....
Hartis E. Pinder
Vice President
HUGHES COMPANY LIMITED

Witness:

Karen V. Smith (sgd)
....
Karen V. Smith
Mareva House
4 George Street
Nassau, Bahamas
Company Secretary

COMMONWEALTH OF THE BAHAMAS

New Providence

Dated the 20th day of April, 2006

MEMORANDUM OF ASSOCIATION

OF

PETROMINERALES LTD.

M B & H Corporate Services Ltd.
Mareva House,
4 George Street,
Nassau, Bahamas

THE COMMONWEALTH OF THE BAHAMAS

The International Business Companies Act 2000
Company Limited by Shares

ARTICLES OF ASSOCIATION

OF

PETROMINERALES LTD.

Preliminary

1. In these Articles, if not inconsistent with the subject or context, the words and expressions standing in the first column of the following table shall bear the meanings set opposite them respectively in the second column thereof.

Words	Meanings
capital	The sum of the aggregate par value of all outstanding shares with par value of the Company and shares with par value held by the Company as treasury shares plus (a) the aggregate of the amounts designated as capital of all outstanding shares without par value of the Company and shares without par value held by the Company as treasury shares, and (b) the amounts as are from time to time transferred from surplus to capital by a resolution of directors.
member	A person who holds shares in the Company.
person	An individual, a corporation, a trust, the estate of a deceased individual, a partnership or an unincorporated association of persons.
register of members	The share register.
resolution of directors	(a) A Resolution approved at a duly constituted meeting of directors of the Company or of a committee of directors of the Company by the affirmative vote of a simple majority of the directors present who voted and did not abstain where the meeting was called on proper notice or, if on short notice, if those directors not present have waived notice; or (b) a resolution consented to in writing by all directors or of all members of the committee, as the case may be.

resolution of members	(a) A resolution approved at a duly constituted meeting of the members of the Company by the affirmative vote of (i) a simple majority of the votes of the shares which were present at the meeting and entitled to vote thereon and were voted and not abstained, or (ii) a simple majority of the votes of each class or series of shares which were present at the meeting and entitled to vote thereon as a class or series and were voted and not abstained and of a simple majority of the votes of the remaining shares entitled to vote thereon which were present at the meeting and were voted and not abstained; or (b) a resolution consented to in writing by (i) all of the votes of shares entitled to vote thereon, or (ii) all of the votes of each class or series of shares entitled to vote thereon as a class or series and of all of the votes of the remaining shares entitled to vote thereon;
securities	Shares and debt obligations of every kind, and options, warrants and rights to acquire shares, or debt obligations.
surplus	The excess, if any, at the time of the determination of the total assets of the Company over the aggregate of its total liabilities, as shown in its books of account, plus its issued and outstanding share capital and surplus may be computed having regard to the net unrealized appreciation of assets of the company in accordance with section 36 of the Act .
the Act	The International Business Companies Act 2000 (No. 45 of 2000).
the Memorandum	The Memorandum of Association of the Company as originally framed or as from time to time amended.
the Seal	Any seal which has been duly adopted as the Common Seal of the Company.
these Articles	These Articles of Association as originally framed or as from time to time amended.
treasury shares	Shares in the Company that were previously issued but were repurchased, redeemed or otherwise acquired by the Company and not cancelled.

2. "Written" or any term of like import includes words typewritten, printed, painted, engraved, lithographed, photographed or represented or reproduced by any mode of representing or reproducing words in a visible form, including telex, telegram, cable or other form of writing produced by electronic communication.

3. Save as aforesaid any words or expressions defined in the Act shall bear the same meaning in these Articles.

4. Whenever the singular or plural number, or the masculine, feminine or neuter gender is used in these Articles, it shall equally, where the context admits, include the others.

5. A reference in these Articles to voting in relation to shares shall be construed as a reference to voting by members holding the shares except that it is the votes allocated to the shares that shall be counted and not the number of members who actually voted and a reference to shares being present at a meeting shall be given a corresponding construction.

6. A reference to money in these Articles, unless otherwise stated, is a reference to the currency in which shares in the Company shall be issued according to the provisions of the Memorandum.

SHARES, AUTHORISED CAPITAL AND CAPITAL

7. Every person whose name is entered as a member in the share register shall, without payment, be entitled to a certificate either (a) under the signatures of two directors or officers or (b) signed by one director or one officer of the Company and under the common Seal of the Company specifying the share or shares held and the par value where applicable thereto and the signatures of the director or officer and the Seal may be facsimiles, provided that in respect of a share, or shares, held jointly by several persons the Company shall not be bound to issue more than one certificate, and delivery of a certificate for a share to one of several joint holders shall be sufficient delivery to all.

8. Any member receiving a share certificate for shares shall indemnify and hold the Company and its directors and officers harmless from any loss or liability which it or they may incur by reason of wrongful or fraudulent use or representation made by any person by virtue of the possession thereof. If a share certificate for shares is worn out or lost it may be renewed on production of the worn out certificate or on satisfactory proof of its loss together with such indemnity as may be reasonably required by the directors.

9. If several persons are registered as joint holders of any shares, any one of such persons may give an effectual receipt for any dividend payable in respect of such shares.

10. Subject to the provisions of these Articles and any resolution of members the unissued shares of the Company shall be at the disposal of the directors who may without prejudice to any rights previously conferred on the holders of any existing shares or class or series of shares, offer, allot, grant options over or otherwise dispose of the shares to such persons, at such times and upon such terms and conditions as the Company may by resolution of directors determine.

11. Shares in the Company shall be issued for money, services rendered, personal property (including other shares, debt obligations or other securities in the company), any estate in real property, a promissory note or other binding obligation to contribute money or property or any combination of the foregoing as shall be determined by a resolution of directors.

12. Shares in the Company may be issued for such amount of consideration as the directors may from time to time by resolution of directors determine, except that in the case of shares with par value, the amount shall not be less than the par value, and in the absence of fraud the decision of the directors as to the value of the consideration received by the Company in respect of the issue is conclusive unless a question of law is involved. The consideration in respect of the shares constitutes capital to the extent of the par value and the excess constitutes surplus.

13. A share issued by the Company upon conversion of, or in exchange for, another share or a debt obligation or other security in the Company, shall be treated for all purposes as having been issued for money equal to the consideration received or deemed to have been received by the Company in respect of the other share, debt obligation or security.

14. Treasury shares may be disposed of by the Company on such terms and conditions (not otherwise inconsistent with these Articles) as the Company may by resolution of directors determine.

15. The Company may issue fractions of a share and a fractional share shall have the same corresponding fractional liabilities, limitations, preferences, privileges, qualifications, restrictions, rights and other attributes of a whole share of the same class or series of shares.

16. Upon the issue by the Company of a share with par value, the consideration in respect of the share constitutes capital to the extent of the par value and the excess constitutes surplus.

17. Upon the issue by the Company of a share without par value, the consideration in respect of the share constitutes capital to the extent designated by the directors and the excess constitutes surplus, except that the directors must designate as capital an amount of the consideration that is at least equal to the amount that the share is entitled to as a preference, if any, in the assets of the Company upon liquidation of the Company.

18. The Company may purchase, redeem or otherwise acquire and hold its own shares but only out of surplus or in exchange for newly issued shares of equal value provided that no purchase redemption or acquisition which has the effect of reducing the capital of the Company shall be effected unless in compliance with Articles 37 and 38 but no purchase, redemption or other acquisition shall be made unless the directors determine that immediately after the purchase, redemption or other acquisition:

(a) the Company will be able to satisfy its liabilities as they become due in the ordinary course of its business; and

(b) the realizable value of the assets of the Company will not be less than the sum of its total liabilities, other than deferred taxes, as shown in the books of accounts; and, in the absence of fraud, the decision of the directors as to

the realizable value of the assets of the company is conclusive unless a question of law is involved.

19. A determination by the directors under the preceding Article is not required where shares are purchased, redeemed or otherwise acquired

(a) pursuant to a right of a member to have his shares redeemed or to have his shares exchanged for money or other property of the Company;

(b) in exchange for newly issued shares in the Company;

(c) by virtue of the provisions of Section 80 of the Act; and

(d) pursuant to an order of the court.

20. Shares that the Company purchases, redeems or otherwise acquires pursuant to Articles 18 or 19 may be cancelled or held as treasury shares unless the shares are purchased, redeemed or otherwise acquired out of capital pursuant to section 25 of the Act in which case they shall be cancelled. Upon the cancellation of a share, the amount included as capital of the Company with respect to that share shall be deducted from the capital of the Company.

21. Where shares in the Company are held by the Company as treasury shares or are held by another company of which the Company holds, directly or indirectly, shares having more than 50 percent of the votes in the election of directors of the other company, such shares of the Company are not entitled to vote or to have dividends paid thereon and shall not be treated as outstanding for any purpose except for purposes of determining the capital of the Company.

22. No invitation shall be issued to the public by the Company or the directors for the time being thereof to subscribe for any shares or debentures of the Company.

23. No notice of a trust, whether expressed, implied or constructive, shall be entered in the share register.

LIEN ON SHARES

24. The Company shall have a first and paramount lien on every share issued for a promissory note or for any other binding obligation to contribute money or property or any combination thereof to the Company, and the Company shall also have a first and paramount lien on every share standing registered in the name of a member, whether singly or jointly with any other person or persons, for all the debts and liabilities of such member or his estate to the Company, whether the same shall have been incurred before or after notice to the Company of any interest of any person other than such member, and whether the time for the payment or discharge of the same shall have actually arrived or not, and notwithstanding that the same are joint debts or liabilities of such member or his estate and any other person, whether a member of the Company or not. The Company's lien on a share shall extend to all dividends payable thereon. The directors may at any time either generally, or in any particular case, waive any lien that has arisen or declare any share to be wholly or in part exempt from the provisions of this Article.

25. In the absence of express provisions regarding sale in the promissory note or other binding obligation to contribute money or property, the Company may sell, in such manner as it may by resolution of directors determine, any share on which the Company has a lien, but no sale shall be made unless some sum in respect of which the lien exists is presently payable nor until the expiration of twenty one days after a notice in writing, stating and demanding payment of the sum presently payable and giving notice of the intention to sell in default of such payment, has been served on the holder for the time being of the share.

26. The net proceeds of the sale by the Company of any shares on which it has a lien shall be applied in or towards payment or discharge of the binding obligation in respect of which the lien exists so far as the same is presently payable and any residue shall (subject to a like lien for debts or liabilities not presently payable as existed upon the share prior to the sale) be paid to the holder of the share immediately before such sale. For giving effect to any such sale the directors may authorise some person to transfer the share sold to the purchaser thereof. The purchaser shall be registered as the holder of the share and he shall not be bound to see to the application of the purchase money, nor shall his title to the share be affected by any irregularity or invalidity in the proceedings in reference to the sale.

TRANSFER OF SHARES

27. Subject to any limitations in the Memorandum, shares in the Company may be transferred by a written instrument of transfer signed by the transferor and containing the name and address of the transferee, but in the absence of such written instrument of transfer the directors may accept such evidence of a transfer of shares as they consider appropriate. The Directors may decline to register any transfer of shares without assigning any reason therefore.

28. The Company shall not be required to treat a transferee of a registered share in the Company as a member until the transferee's name has been entered in the share register.

29 Subject to the approval of the Directors, the Company must on the application of the transferor or transferee of a registered share in the Company enter in the share register the name of the transferee of the share save that the registration of transfers may be suspended and the share register closed at such times and for such periods as the Company may from time to time by resolution of Directors determine provided always that such registration shall not be suspended and the share register closed for more than 60 days in any period of 12 months.

TRANSMISSION OF SHARES

30. The executor or administrator of a deceased member, the guardian of an incompetent member or the trustee of a bankrupt member shall be the only person recognized by the Company as having any title to his share but they shall not be entitled to exercise any rights as a member of the Company until they have proceeded as set forth in the next following two Articles.

31. Any person becoming entitled by operation of law or otherwise to a share or shares in consequence of the death, incompetence or bankruptcy of any member may be registered as a member upon such evidence being produced as may reasonably be required by the directors. An application by any such person to be registered as a member shall for all purposes be deemed to be a transfer of shares of the deceased, incompetent or bankrupt member and the directors shall treat it as such.

32. Any person who has become entitled to a share or shares in consequence of the death, incompetence or bankruptcy of any member may, instead of being registered himself, request in writing that some person to be named by him be registered as the transferee of such share or shares and such request shall likewise be treated as if it were a transfer.

33. What amounts to incompetence on the part of a person is a matter to be determined by the court having regard to all the relevant evidence and the circumstances of the case.

REDUCTION OR INCREASE IN CAPITAL OR AUTHORISED CAPITAL

34. The Company may by a resolution of directors amend the Memorandum to increase or reduce its authorised capital and in connection therewith the Company may in respect of any unissued shares increase or reduce the number of such shares, increase or reduce the par value of any such shares or effect any combination of the foregoing.

35. The Company may amend the Memorandum to

(a) divide the shares, including issued shares of a class or series into a larger number of shares of the same class or series; or

(b) combine the shares, including issued shares, of a class or series into a smaller number of shares of the same class or series, provided, however, that where shares are divided or combined under (a) or (b) of this Article, the aggregate par value of the new shares must be equal to the aggregate par value of the original shares.

36. The capital of the Company may by a resolution of directors, be increased by transferring an amount of the surplus of the Company to capital and, subject to the provisions of Articles 37 and 38, the capital may by resolution of directors be reduced by:

(a) returning to members any amount received by the Company upon the issue of any of its shares, the amount being surplus to the requirements of the Company,

(b) cancelling any capital that is lost or not represented by assets having a realisable value or

(c) transferring capital to surplus for the purpose of purchasing, redeeming or otherwise acquiring shares that the directors have resolved to purchase, redeem or otherwise acquire.

37. No reduction of capital shall be effected that reduces the capital of the Company to an amount that immediately after the reduction is less than the aggregate par value of all outstanding shares with par value and all shares with par value held by the Company as treasury shares and the aggregate of the amounts designated as capital of all outstanding shares without par value and all shares without par value held by the Company as treasury shares that are entitled to a preference, if any, in the assets of the Company upon liquidation of the Company.

38. No reduction of capital shall be effected unless the directors determine that immediately after the reduction the Company will be able to satisfy its liabilities as they become due in the ordinary course of its business and that the realizable assets of the Company will not be less than its total liabilities, other than deferred taxes, as shown in the books of the Company and its remaining capital, and, in the absence of fraud, the decision of the directors as to the realizable value of the assets of the Company is conclusive, unless a question of law is involved.

BORROWING POWERS

39. The Directors may from time to time, at their discretion, raise or borrow or secure the payment of any sum or sums of money for the purposes of the Company.

40. The Directors may raise or secure the payment or repayment of such money in such manner and upon such terms and conditions in all respects as they think fit and in particular by the issue of bonds, mortgages, debentures or debenture stock perpetual or otherwise, notes or other obligations of the Company charged upon all or any part of the property of the Company (both present and future).

41. Debentures, debenture stock and other securities may be made assignable, free from any equities, between the Company and the person to whom the same may be issued.

MEETINGS AND CONSENTS OF MEMBERS

42. The directors of the Company may convene meetings of the members of the Company at such times and in such manner and places within or outside the Commonwealth of the Bahamas as the directors consider necessary or desirable.

43. Upon the written request of members holding 50 percent or more of the outstanding voting shares in the Company the directors shall convene a meeting of members.

44. The directors shall give not less than 7 days' notice of meetings of members to those persons whose names on the date the notice is given appear as members in the share register of the Company.

45. A meeting of members held in contravention of the requirement in Article 44 is valid.

(a) if members holding not less than 90 percent of the total number of shares entitled to vote on all matters to be considered at the meeting, or 90 percent of the votes of each class or series of shares where members are entitled to vote thereon as a class or series together with not less than a 90

percent majority of the remaining votes, have agreed to shorter notice of the meeting, or

(b) if all members holding shares entitled to vote on all or any matters to be considered at the meeting have waived notice of the meeting and for this purpose presence at the meeting shall be deemed to constitute waiver.

46. The inadvertent failure of the directors to give notice of a meeting to a member, or the fact that a member has not received notice, does not invalidate the meeting.

47. A member may be represented at a meeting of members by a proxy who may speak and vote on behalf of the member.

48. The instrument appointing a proxy shall be produced at the place appointed for the meeting before the time for holding the meeting at which the person named in such instrument proposes to vote.

49. An instrument appointing a proxy shall be in substantially the following form or such other form as the Chairman of the meeting shall accept as properly evidencing the wishes of the member appointing the proxy.

(Name of Company)

I/We being a member of the above Company with shares HEREBY APPOINT of or failing him of to be my/our proxy to vote for me/us at the meeting of members to be held on the day of and at any adjournment thereof.

(Any restrictions on voting to be inserted here.)

Signed this day of

....
Member

50. The following shall apply in respect of joint ownership of shares:

(a) if two or more persons hold shares jointly each of them may be present in person or by proxy at a meeting of members and may speak as a member;

(b) if only one of the joint owners is present in person or by proxy he may vote on behalf of all joint owners, and

(c) if two or more of the joint owners are present in person or by proxy they must vote as one.

51. A member shall be deemed to be present at a meeting of members if he participates by telephone or other electronic means and all members participating in the meeting are able to hear each other and recognise each other's voice and for this purpose participation constitutes prima facie proof of recognition.

52. A resolution in writing, in one or more parts, signed by all the members for the time being shall be as valid and effectual as if it had been passed at a General Meeting duly called and constituted.

53. A meeting of members is duly constituted if, at the commencement of the meeting, there are present in person or by proxy not less than 50 percent of the votes of the shares or class or series of shares entitled to vote on resolutions of members to be considered at the meeting. If a quorum be present, notwithstanding the fact that such quorum may be represented by only one person then such person may resolve any matter and a certificate signed by such person accompanied where such person be a proxy by a copy of the proxy form shall constitute a valid resolution of members.

54. If within two hours from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of members, shall be dissolved; in any other case it shall stand adjourned to the next business day at the same time and place or to such other time and place as the directors may determine, and if at the adjourned meeting there are present within one hour from the time appointed for the meeting in person or by proxy not less than one third of the votes of the shares or each class or series of shares entitled to vote on the resolutions to be considered by the meeting, those present shall constitute a quorum but otherwise the meeting shall be dissolved.

55. At every meeting of members, the President shall preside as Chairman of the meeting. If there is no President or if the President is not present at the meeting, the members present shall choose some one of their number to be the Chairman. If the members are unable to choose a chairman for any reason, then the person representing the greatest number of voting shares present in person or by prescribed form of proxy at the meeting shall preside as chairman failing which the oldest individual member or representative of a member present shall take the chair.

56. The Chairman may, with the consent of the meeting, adjourn any meeting from time to time, and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

57. At any meeting of the members the Chairman shall be responsible for deciding in such manner as he shall consider appropriate whether any resolution has been carried or not and the result of his decision shall be announced to the meeting and recorded in the minutes thereof. If the Chairman shall have any doubt as to the outcome of any resolution put to vote, he shall cause a poll to be taken of all votes cast upon such resolution, but if the Chairman shall fail to take a poll then any member present in person or by proxy who disputes the announcement by the Chairman of the result of any vote may immediately following such announcement demand that a poll be taken and the Chairman shall thereupon cause a poll to be taken. If a poll is taken at any meeting, the result thereof shall be duly recorded in the minutes of that meeting by the Chairman.

58. Any person other than an individual shall be regarded as one member and subject to Article 59 the right of any individual to speak for or represent such member shall be determined by the law of the jurisdiction where, and by the documents by which, the person is constituted or derives its existence. In case of doubt, the directors may in good faith seek legal advice from any qualified person and unless and until a court of competent jurisdiction shall otherwise rule the directors may rely and act upon such advice without incurring any liability to any member.

59. Any person other than an individual which is a member of the Company may by resolution of its directors or other governing body authorise such person as it thinks fit to act as its representative at any meeting of the Company or of any class of members of the Company, and the person so authorised shall be entitled to exercise the same powers on behalf of the person which he represents as that person could exercise if it were an individual member of the Company.

60. The chairman of any meeting at which a vote is cast by proxy or on behalf of any person other than an individual may call for a notarially certified copy of such proxy or authority which shall be produced within 7 days of being so requested or the votes cast by such proxy or on behalf of such person shall be disregarded.

61. Directors of the Company may attend and speak at any meeting of members of the Company and at any separate meeting of the holders of any class or series of shares in the Company.

62. If the Company shall have only one member the provisions herein contained for meetings of the members for any purpose shall be satisfied where such single shareholder passes a resolution in lieu of such meeting.

DIRECTORS

63. The first directors of the Company shall be elected by the subscribers to the Memorandum; and thereafter, subject to Article, 68 the directors shall be elected by the members for such term as the members determine.

64. The minimum number of directors shall be one and the maximum number shall be fifteen.

65. Each director shall hold office until his successor takes office or until his earlier death, resignation or removal , or in the case of a corporate director upon making of an order for the winding up or dissolution of the Company or upon the removal of a defunct company otherwise than pursuant to a winding-up order.

66. A director may be removed from office, with or without cause, by a resolution of members or where a majority of directors requests his resignation in writing.

67. A director may resign his office by giving written notice of his resignation to the Company and the resignation shall have effect from the date the notice is received by the Company or from such later date as may be specified in the notice.

68. The Directors shall have power at any time, and from time to time, to appoint any other qualified person as a director, either to fill a casual vacancy or as an addition to the Board, so that the total number of Directors shall not at any time exceed the maximum number fixed by these Articles.

69. With the prior or subsequent approval by a resolution of members, the directors may, by a resolution of directors, fix the emoluments of directors with respect to services to be rendered in any capacity to the Company.

70. A director shall not require a share qualification, and may be an individual or a company.

POWERS OF DIRECTORS

71. The business and affairs of the Company shall be managed by the directors who may pay all expenses incurred preliminary to and in connection with the formation and registration of the Company and may exercise all such powers of the Company as are not by the Act or by the Memorandum or these Articles required to be exercised by the members of the Company, subject to any delegation of such powers as may be authorised by these Articles and to such requirements as may be prescribed by a resolution of members; but no requirement made by a resolution of members shall prevail if it be inconsistent with these Articles nor shall such requirement invalidate any prior act of the directors which would have been valid if such requirement had not been made.

72. The directors may, by a resolution of directors, appoint any person, including a person who is a director, to be an officer or agent of the Company.

73. Every officer or agent of the Company has such powers and authority of the directors, including the power and authority to affix the Seal, as are set forth in these Articles or in the resolution of directors appointing the officer or agent, except that no officer or agent has any power or authority with respect to fixing the emoluments of directors.

74. Any director which is a body corporate may appoint any person its duly authorised representative for the purpose of representing it at meetings of the Board of Directors or with respect to unanimous written consents.

75. The continuing directors may act notwithstanding any vacancy in their body, save that if their number is reduced below the number fixed by or pursuant to these Articles as the necessary quorum for a meeting of directors, the continuing directors or director may act only for the purpose of appointing directors to fill any vacancy that has arisen or summoning a meeting of members.

76. All cheques, promissory notes, drafts, bills of exchange and other negotiable instruments and all receipts for moneys paid to the Company, shall be signed, drawn, accepted, endorsed or otherwise executed, as the case may be, in such manner as shall from time to time be determined by resolution of directors.

77. The Directors may, by a resolution of the directors designate one or more Committees, each consisting of one or more directors and each such Committee shall have such powers and authority of the directors including the power and authority to affix the common seal of the company, as are set forth in the resolution of directors establishing the Committee except that no Committee shall have any power or authority with respect to the matters requiring a resolution of the directors under section 2(3) of the Act.

PROCEEDINGS OF DIRECTORS

78. The directors of the Company or any committee thereof may meet at such times and in such manner and places within or outside the Commonwealth of the Bahamas as the directors may determine to be necessary or desirable.

79. A director shall be deemed to be present at a meeting of directors if he participates by telephone or other electronic means and all directors participating in the meeting are able to hear each other and recognise each other's voice and for this purpose participation constitutes prima facie proof of recognition.

80. A resolution in writing, in one or more parts, signed by all the Directors, shall be as valid and effectual as if it had been passed at a Meeting of the Directors duly called and constituted.

81. A director shall be given not less than 7 days' notice of meetings of directors, but a meeting of directors held without 7 days notice having been given to all directors shall be valid if all the directors entitled to vote at the meeting who do not attend, waive notice of the meeting. The inadvertent failure to give notice of a meeting to a director, or the fact that a director has not received the notice, does not invalidate the meeting.

82. The quorum necessary for the transaction of the business of the Directors may be fixed by the Directors, and unless so fixed at any number shall be two (2). For the purposes of this article an alternate director shall be counted in a quorum.

83. If the Company shall have only one director the provisions herein contained for meetings of the directors shall not apply but such sole director shall have full power to represent and act for the Company in all matters as are not by the Act or the Memorandum or these Articles required to be exercised by the members of the Company and in lieu of minutes of a meeting the sole director shall record in writing and sign a note or memorandum of all matters requiring a resolution of directors. Such a note or memorandum shall constitute sufficient evidence of such resolution for all purposes and the requirements of the Act and these Articles for a meeting shall be satisfied where the sole director passes a resolution in lieu of such meeting .

84. At every meeting of the directors the President shall preside as chairman of the meeting. If there is no President or if the President is not present at the meeting the Vice President shall preside. If there is no Vice President or if the Vice President is not present at the meeting the directors present shall choose some one of their number to be chairman of the meeting.

85. The directors shall cause the following corporate records to be kept but which need not be maintained at the registered office of the Company:

(a) minutes of all meetings of directors, members, Boards of directors, committees of officers and committees of members;

(b) copies of all resolutions consented to by directors, members, Boards of directors, committees of officers and committees of members; and

(c) such financial statements, accounts and records as the directors by resolution of directors consider necessary or desirable in order to reflect the financial position of the Company.

86. The register of the Directors and Officers and the register of members shall be kept at the registered office of the Company along with such other records as the Minister responsible for Companies may by order prescribe.

87. The meetings and proceedings of each Board of directors consisting of 2 or more directors shall be governed mutatis mutandis by the provisions of these Articles regulating the proceedings of directors so far as the same are not superseded by any provisions in the resolution establishing the Board.

ALTERNATE DIRECTORS

88. Any Director may at any time appoint any person to be an alternate Director of the Company and may at any time remove any alternate Director so appointed by him. An alternate Director so appointed shall not be entitled to receive any remuneration from the Company but shall otherwise be subject to the provisions of these presents with regard to Directors. An alternate Director shall (subject to his giving to the Company an address at which notices may be served upon him) be entitled to receive notices of all meetings of the Board and to attend and vote as a Director at any such meeting at which the Director appointing him is not personally present and generally to perform all the functions of his appointor as a Director in the absence of such appointor.

89. An alternate Director shall ipso facto cease to be an alternate Director if his appointor ceases for any reason to be a Director. All appointments and removals of alternate Directors shall be effected in writing under the hand of the Director making or revoking such appointment and lodged with the Secretary at the Company's office. The name of each alternate Director shall be disclosed and notified to the Registrar General.

MANAGING DIRECTOR

90. The members in general meeting or the Directors may from time to time appoint one or more of the Directors to be a Managing Director or Managing Directors of the Company

either for a fixed term or without any limitation as to the period for which he or they is or are to hold such office and may from time to time remove or dismiss him or them from office and appoint another or others in his or their place or places.

91. The remuneration of a Managing Director shall from time to time be fixed by the Directors and may be by way of salary or commission or participation in profits or by any or all of those modes.

92. The Directors may from time to time entrust to and confer upon a Managing Director for the time being such of the powers exercisable under these presents by the Directors as they think fit and may confer such powers for such time and to be exercised for such objects and purposes and upon such terms and conditions and with such restrictions as they think expedient; and they may confer such powers either collaterally with, or to the exclusion of, and in substitution for all or any of the powers of the Directors in that behalf; and may from time to time revoke, withdraw or vary all or any of such powers.

OFFICERS

93. The Company may by resolution of directors appoint officers of the Company at such times as shall be considered necessary or expedient. Such officers may consist of a President and one or more Vice-Presidents, Secretary and one or more Assistant Secretaries and Treasurer and such other officers as may from time to time be deemed desirable. Any number of offices may be held by the same person.

94. The officers shall perform such duties as shall be prescribed at the time of their appointment subject to any modification in such duties as may be prescribed thereafter by resolution of directors or resolution of members, but in the absence of any specific allocation of duties it shall be the responsibility of the President to preside at meetings of directors and members and to manage the day to day affairs of the Company, the Vice Presidents to act in order of seniority in the absence of the President but otherwise to perform such duties as may be delegated to them by the President, the Secretary to maintain the share register, minutes books and records (other than financial records) of the Company and to ensure compliance with all procedural requirements imposed on the Company by applicable law, and the Treasurer to be responsible for the financial affairs of the Company.

95. The emoluments of all officers shall be fixed by resolution of directors.

96. The officers of the Company shall hold office until their successors are duly elected and qualified, but any officer elected or appointed by the directors may be removed at any time, with or without cause, by resolution of directors. Any vacancy occurring in any office of the Company may be filled by resolution of directors. The directors may also revoke or vary a power previously given to an officer or agent.

CONFLICT OF INTERESTS

97. If the requirements of Articles 98 or 99 are satisfied, no agreement or transaction between the Company and one or more of its directors or liquidators, or any person in which any director or liquidator has a financial interest or to whom any director or liquidator is related,

including as a director or liquidator of that other person, is void or voidable for this reason only or by reason only that the director or liquidator is present at the meeting of directors or liquidators or at the meeting of the committee of directors or liquidators that approves the agreement or transaction or that the vote or consent of the director or liquidator is counted for that purpose.

98. An agreement or transaction referred to in Article 97 is valid if

(a) the material facts of the interest of each director or liquidator in the agreement or transaction and his interest in or relationship to any other party to the agreement or transaction are disclosed in good faith or are known by the other directors or liquidators; and

(b) the agreement or transaction is approved or ratified by a resolution of directors or liquidators that has been approved without counting the vote or consent of any interested director or liquidator or by the unanimous vote or consent of all disinterested directors or liquidators if the votes or consents of all disinterested directors or liquidators are insufficient to approve a resolution of directors or liquidators.

99. An agreement or transaction referred to in Article 98 is valid if

(a) the material facts of the interest of each director or liquidator in the agreement or transaction and his interest in or relationship to any other party to the agreement or transaction are disclosed in good faith or are known by the members entitled to vote at a meeting of members; and

(b) the agreement or transaction is approved or ratified by a resolution of members.

100. A director or liquidator who has an interest in any particular business to be considered at a meeting of directors, liquidators or members may be counted for purposes of determining whether the meeting is duly constituted.

INDEMNIFICATION

101. Subject to Article 102 the Company may indemnify against all expenses including legal fees, and against all judgements, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings any person who

(a) is or was a party or is threatened to be made a party to any threatened, pending or completed proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was a director, an officer or liquidator of the Company; or

(b) is or was, at the request of the Company, serving as a director, officer or liquidator of, or in any other capacity is or was acting for, another company or a partnership, joint venture, trust or other enterprise.

102. Article 101 only applies to a person referred to in that Article if the person acted honestly and in good faith with a view to the best interests of the Company.

103. In the absence of any law to the contrary the decision of the directors as to whether the person acted honestly and in good faith and with a view to the best interests of the Company and as to whether the person had no reasonable cause to believe that his conduct was unlawful, is in the absence of fraud, sufficient for the purposes of these Articles, unless a question of law is involved.

104. The termination of any proceedings by any judgement, order, settlement, convictions or the entering of a nolle prosequi does not, by itself, create a presumption that the person did not act honestly and in good faith and with a view to the best interests of the Company or that the person had reasonable cause to believe that his conduct was unlawful.

105. If a person to be indemnified has been successful in defence of any proceedings referred to in that Article the person is entitled to be indemnified against all expenses, including legal fees, and against all judgements, fines and amounts paid in settlement and reasonably incurred by the person in connection with the proceedings.

106. The Company may purchase and maintain insurance in relation to any person who is or was a director, an officer or a liquidator of the Company, or who at the request of the Company is or was serving as a director, an officer or a liquidator of, or in any other capacity is or was acting for, another company or a partnership, joint venture, trust or other enterprise, against any liability asserted against the person and incurred by the person in that capacity, whether or not the Company has or would have had the power to indemnify the person as provided in these Articles.

SEAL

107. The Company shall have a common seal and an imprint thereof shall be kept at the registered office of the Company. The directors shall provide for the safe custody of the Seal. The Seal when affixed to any written instrument shall be witnessed by a director or any other person so authorised from time to time by resolution of directors. The directors may provide for a facsimile of the Seal and of the signature of any director or authorised person which may be reproduced by printing or other means on any instrument and it shall have the same force and validity as if the Seal had been affixed to such instrument and the same had been signed as hereinbefore described. The Company may by resolution of directors authorise the adoption and use of one or more corporate seals for use outside the Commonwealth of the Bahamas.

DIVIDENDS

108. The Company may by a resolution of directors declare and pay dividends in money, shares, or other property.. In the event that dividends are paid in specie the directors shall have responsibility for establishing and recording in the resolution of directors authorising the dividends, a fair and proper value for the assets to be so distributed.

109. The directors may from time to time pay to the members such interim dividends as appear to the directors to be justified by the profits of the Company.

110. The directors may, before declaring any dividend, set aside out of the profits of the Company such sum as they think proper as a reserve fund, and may invest the sum so set apart as a reserve fund upon such securities as they may select.

111. No dividend shall be declared and paid unless the directors determine that immediately after the payment of the dividend the Company will be able to satisfy its liabilities as they become due in the ordinary course of its business and the realizable value of the assets of the Company will not be less than the sum of its total liabilities, other than deferred taxes, as shown in its books of account, and its capital. In the absence of fraud, the decision of the directors as to the realizable value of the assets of the Company is conclusive, unless a question of law is involved.

112. Notice of any dividend that may have been declared shall be given to each member in manner hereinafter mentioned and all dividends unclaimed for 3 years after having been declared may be forfeited by resolution of directors for the benefit of the Company.

113. No dividend shall bear interest as against the Company and no dividend shall be paid on shares described in Article 21.

114. A share issued as a dividend by the Company shall be treated for all purposes as having been issued for money equal to the surplus that is transferred to capital upon the issue of the share.

115. In the case of a dividend of authorised but unissued shares with par value, an amount equal to the aggregate par value of the shares shall be transferred from surplus to capital at the time of the distribution.

116. In the case of a dividend of authorised but unissued shares without par value, the amount designated by the directors shall be transferred from surplus to capital at the time of the distribution, except that the directors must designate as capital an amount that is at least equal to the amount that the shares are entitled to as a preference, if any, in the assets of the Company upon liquidation of the Company.

117. A division of the issued and outstanding shares of a class or series of shares into a larger number of shares of the same class or series having a proportionately smaller par value does not constitute a dividend of shares.

RESERVES

118. The Directors may, before recommending any dividend, set aside out of the profits of the Company such sums as they think proper as a reserve fund to meet contingencies or for equalising dividends or for special dividends or bonuses or the redemption of preference shares or for repairing, improving and maintaining any of the property of the Company and for such other purposes as the Directors shall in their absolute discretion think conducive to the interests of the Company and may invest the several sums so set aside upon such investments as they may think fit and from time to time deal with and vary such investments and dispose of all or any part thereof for the benefit of the Company and may divide the reserve fund into such special funds as they think fit and employ the reserve fund or any part thereof in the business if the Company and that without being bound to keep the same separate from the other assets.

NOTICES

119. Any notice, information or written statement to be given by the Company to members must be served by mail addressed to each member at the address shown in the share register.

120. Any summons, notice, order, document, process, information or written statement to be served on the Company may be served by leaving it, or by sending it by registered mail addressed to the Company, at its registered office, or by leaving it with, or by sending it by registered mail to, the registered agent of the Company.

121. Service of any summons, notice, order, document, process, information or written statement to be served on the Company may be proved by showing that the summons, notice, order, document, process, information or written statement was mailed in such time as to admit to its being delivered in the normal course of delivery within the period prescribed for service and was correctly addressed and the postage was prepaid.

PENSION AND SUPERANNUATION FUNDS

122. The directors may establish and maintain or procure the establishment and maintenance of any non-contributors or contributory pension or superannuation funds for the benefit of, and give or procure the giving of donations, gratuities, pensions, allowances or emoluments to any persons who are or were at any time in the employment or service of the Company or any company which is a subsidiary of the Company or is allied to or associated with the Company or with any such subsidiary, or who are or were at any time as aforesaid or who hold or held any salaried employment or office in the Company or such other company, or any persons in whose welfare the Company or any such other company as aforesaid is or has been at any time interested, and to the wives, widows, families and dependents of any such person and may make payments for or towards the insurance of any such persons as aforesaid, and may do any of the matters aforesaid either alone or in conjunction with any such other company as aforesaid. Subject always to the proposal being approved by resolution of members, a director holding any such employment, or office shall be entitled to participate in and retain for his own benefit any such donation, gratuity, pension allowance or emolument.

ARBITRATION

123. Whenever any difference arises between the Company on the one hand and any of the members or their executors administrators or assigns on the other hand, touching the true intent and construction or the incidence or consequences of these Articles or of the Act, touching anything done or executed, omitted or suffered in pursuance of the Act or touching any breach or alleged breach or otherwise relating to the premises or to these Articles, or to any Act effecting the Company or to any of the affairs of the Company such difference shall, unless the parties agree to refer the same to a single arbitrator, be referred to two arbitrators one to be chosen by each of the parties to the difference and the arbitrators shall before entering on the reference appoint an umpire.

124. If either party to the reference makes default in appointing an arbitrator either originally or by way of substitution (in the event that an appointed arbitrator shall die, be incapable of acting or refuse to act) for 10 days after the other party has given him notice to appoint the same, such other party may appoint an arbitrator to act in the place of the arbitrator of the defaulting party.

VOLUNTARY WINDING UP AND DISSOLUTION

125. If the Company has never issued shares it may voluntarily commence to wind up and dissolve by resolution of directors.

126. If the Company has previously issued shares, it may voluntarily commence to wind up and dissolve by resolution of members or by resolution of directors.

CONTINUATION

127. The Company may by resolution of members or by a resolution passed unanimously by all directors of the Company continue as a company incorporated under the laws of a jurisdiction outside the Commonwealth of the Bahamas in the manner provided under those laws.

WE, McKINNEY NOMINEES LIMITED AND HUGHES COMPANY LIMITED, both of Mareva House, 4 George Street, Nassau, Bahamas, for the purpose of incorporating an International Business Company under the laws of the Commonwealth of the Bahamas, hereby subscribe our names to these Articles of Association the 20th day of April, 2006 in the presence of :

Subscribers

Hartis E. Pinder (sgd)

....
Hartis E. Pinder
Vice President
McKINNEY NOMINEES LIMITED

Hartis E. Pinder (sgd)

....
Hartis E. Pinder
Vice President
HUGHES COMPANY LIMITED

Witness:

Karen V. Smith (sgd)

....
Karen V. Smith
Mareva House
4 George Street
Nassau, Bahamas
Company Secretary

COMMONWEALTH OF THE BAHAMAS

New Providence

Dated the 20th day of April, 2006

ARTICLES OF ASSOCIATION

OF

PETROMINERALES LTD.

M B & H Corporate Services Ltd.
Mareva House
4 George Street
Nassau, Bahamas



NEWS RELEASE

PETROMINERALES PROVIDES OPERATIONAL UPDATE

Bogotá, Colombia – October 19, 2006 - (TSX: PMG) Petrominerales Ltd. (**"Petrominerales" or the "Company"**) and its 80.7% majority shareholder Petrobank Energy and Resources Ltd. (TSX/Oslo: PBG) (**"Petrobank"**) announce results from recent drilling and recompletion activities on the Company's Orito and Neiva blocks in Colombia. Third quarter 2006 production averaged 2,420 bpd compared to 2,612 bpd in the second quarter of 2006 and 1,073 bpd in the third quarter of 2005. The significant increase from the prior year period is mainly due to the success of the Orito-117 and 118 completions at the end of the first quarter of 2006 which proved-up a significant southwest extension to the Orito field. The decrease from the prior quarter is mainly a result of certain wells being taken off production during the period for the re-work and recompletion programs outlined below, and due to natural declines.

Orito

We have now completed drilling three wells in the Orito field since June 2006, the Orito-119 well, the redrill of the Orito-116 location and the Orito-124 well.

The Orito-119 well was completed in the upper Caballos sands. Due to a lack of pressure integrity behind the production liner, a remedial cement job was attempted on the well. With this poor cement job, we were unable to apply our revised fracture stimulation program to the productive intervals in this well. Initial oil production from the well has been limited to approximately 60 bpd. As this well exhibits improving productive capability as it cleans up following completion, we potentially plan to install an electrical submersible pump to optimize the productive capability of the well.

Following the Orito-119 well, the rig drilled the sidetrack of the Orito-116 well, which reached total depth of 6,525 feet on July 4, 2006. As expected, the sidetrack well encountered a similar high quality series of Caballos sands as in the original 116 well (which was our first confirmation of the southwest extension to the field beyond the existing field boundaries, initially testing at rates of more than 1,000 bpd). Unfortunately, the sidetracked well appears to have experienced a casing collapse, similar to the one which occurred in the original 116 well. This recent well failure occurred, just after we completed a series of fracture stimulations and installed an electrical submersible pump. We are currently assessing the ability to repair the casing and salvage the well, but the potential exists that the well may need to be abandoned.

Following the Orito-116 sidetrack, the rig commenced drilling Orito-124, which reached total depth of 8,134 feet on October 3, 2006. Logs from this well indicate a highly prospective series of pay intervals and we will be completing and fracture stimulating the well in the upper Caballos sands over the next few weeks.

Most recently, we have spudded the Orito-122 well, which is being drilled in the prolific central fault block updip from the Orito-106 well. The Orito-122 well is expected to prove the updip extension of the field and more fully define the potential of this undrilled area. A successful well in this region of the field has the potential to further increase our inventory of development drilling locations.

In addition to this recent drilling, we also performed re-completions on the Orito-113 and Orito-115 wells. We re-entered the Orito-113 well in an attempt to recover lost production due to near

wellbore damage and the well was re-entered and deepened to the Upper Caballos A sand. A liner was also set in the previous open-hole productive interval to facilitate further fracture stimulation and zonal isolation. During our pre-stimulation operations, pressure communication behind the liner was observed, and the subsequent fracture stimulation was postponed. We installed a liner top packer to achieve annular isolation and performed a remedial cement job to allow for a successful fracture stimulation of the Caballos zone in that well. We expect initial production results from this well over the next few weeks. The Orito-115 well was also re-completed with a production liner and a fracture stimulation program. The well was placed back on-line recently, and is still producing back completion fluids.

Our second drilling rig, contracted for 16 months, was originally scheduled to arrive in Orito in late September of this year but has been postponed until sometime in mid-November as the rig completes commitments under the previous contract. We expect to spud our first well with this rig near the end of November, and we are looking at options for moving the rig to the Llanos Basin to drill one or more of our 2007 exploration wells, or to keep the rig in Orito and contract another rig to complete our Llanos Basin exploration activities. Securing this rig provides the Company with flexibility and guaranteed access to the equipment required to implement our exploration program during the January-April dry season in the Llanos Basin and to maintain our accelerated Orito development drilling program into 2008. We expect to drill a total of seven wells in Orito in 2006 and have planned for up to 11 wells in Orito in 2007 in conjunction with five exploration wells in the Llanos and Putumayo Basins.

Neiva

At Neiva, we have completed our initial phase of fracture stimulations involving five test wells in the Honda and Doima-Chicoral reservoirs. The DT-56 (Doima-Chicoral) stimulation was highly successful, increasing gross oil production rates from 81 to 126 bpd. The four Honda stimulations are still recovering frac sands and fluids and the existing beam pumps are being replaced with progressive cavity pumps that will allow the wells to clean up more efficiently and potentially deliver production at higher rates. Based on these initial results we plan to drill three new Doima-Chicoral wells incorporating our fracture stimulation design into the completions. We will continue to monitor the Honda fracture stimulations and expect to be able to expand this program to more than 50 additional Honda locations at Neiva. We have also completed the conversion of the DT-24 and DT-30 wells to water injectors and expect to initiate water injection on our pilot waterflood program within the next few days. Pending success of this pilot, we plan to expand the waterflood program during the first half of 2007.

Exploration

Petrominerales has completed the first phase exploration commitments (3D seismic and interpretation of existing data) on five exploration blocks, evaluating small, but prospective, portions of each block. Beginning in February of 2007 we will begin a five-well drilling program to test the initial prospects on each of the Joropo, Casanare Este, Casimena, Corcel and Las Aguilas blocks. In addition, Petrominerales has submitted two exploration proposals (Mapache and Castor) covering a significant portion of the original Chicago Technical Evaluation Agreement ("TEA"). The recently signed Mapache Block covers 107,705 acres and our proposal includes a first phase commitment to acquire 40 square kilometers of 3-D seismic and to drill two exploration wells, which are scheduled for the first quarter of 2008. The Castor Block, which was just approved by the National Hydrocarbon Agency, covers 110,265 acres and our proposal includes the acquisition of an initial 30 square kilometer 3-D seismic survey and drilling one well.

Petrominerales has also been evaluating the heavy oil potential of two TEAs covering 1.1 million acres in the southern Llanos Basin, where there is evidence of an extensive heavy oil belt. We have begun negotiations to change the entire the Rio Ariari TEA to an exploration block covering slightly more than 600,000 acres. Our proposal includes a first phase work commitment of 100 kilometers of 2D seismic. We hope to complete negotiations on the Rio Ariari exploration license by the end of the month. We have also submitted a proposal to convert approximately 300,000 acres of the original Chiguiro TEA into an exploration license. Our proposal includes a first phase work commitment of 40 square kilometers of 3D seismic. Petrominerales has a license to use Petrobank's THAI™ technology and is evaluating the technology's applicability to these Llanos Basin heavy oil deposits.

Upon acceptance of these most recent exploration proposals, Petrominerales' exploration land base will total 2.1 million acres in seven exploration blocks and four TEAs.

Petrominerales Ltd.

Petrominerales Ltd. is a Latin American-based exploration and production company producing oil through two Incremental Production Contracts in Colombia and has contracts on seven exploration blocks and four Technical Evaluation Agreements covering a total of 2.1 million acres in the Llanos and Putumayo Basins. Petrominerales is 80.7% owned by Petrobank.

Certain statements in this release are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Specifically, this press release contains forward-looking statements relating to the timing of capital projects and the results of operations. The reader is cautioned that assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be incorrect. Actual results achieved during the forecast period will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors. Such factors include, but are not limited to: general economic, market and business conditions; fluctuations in oil prices; the results of exploration and development drilling, recompletions and related activities; timing and rig availability, outcome of exploration contract negotiations; fluctuation in foreign currency exchange rates; the uncertainty of reserve estimates; changes in environmental and other regulations; risks associated with oil and gas operations; and other factors, many of which are beyond the control of the Company. There is no representation by Petrominerales or Petrobank that actual results achieved during the forecast period will be the same in whole or in part as those forecast.

For more information please contact:
John D. Wright, President and CEO,
Corey C. Ruttan, Vice-President Finance and CFO
Telephone: (403) 750-4400


Petrominerales

Petrominerales Ltd.
Calle 114 No. 9-45,
Torre B Oficina 1506,
Bogotá, Colombia
Phone: 011 571 629 2701
or (403) 750-4400
Fax: 011 571 629 4723
TSX: PMG

Form 52-109F2 – Certification of Interim Filings

I, John D. Wright, President and Chief Executive Officer of Petrominerales Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Petrominerales Ltd., (the "Issuer") for the interim period ending June 30, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

4. The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the Issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer's GAAP; and

5. I have caused the Issuer to disclose in the interim MD&A any change in the Issuer's internal control over financial reporting that occurred during the Issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the Issuer's internal control over financial reporting.

Date: **August 9, 2007**

John D. Wright,
President and Chief Executive Officer

Form 52-109F2 – Certification of Interim Filings

I, Corey C. Ruttan, , Vice-President Finance and Chief Financial Officer of Petrominerales Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Petrominerales Ltd., (the "Issuer") for the interim period ending June 30, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

4. The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the Issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer's GAAP; and

5. I have caused the Issuer to disclose in the interim MD&A any change in the Issuer's internal control over financial reporting that occurred during the Issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the Issuer's internal control over financial reporting.

Date: **August 9, 2007**

Corey C. Ruttan,
Vice-President Finance and Chief Financial Officer


Petrominerales

NEWS RELEASE

PETROMINERALES CASES THE CORCEL-2 WELL AND THE CONGA-1 EXPLORATION WELL

Bogotá, Colombia – October 23, 2007 – Petrominerales Ltd. (**"Petrominerales" or the "Company"**) (TSX: PMG), a 77% owned subsidiary of Petrobank Energy and Resources Ltd. (**"Petrobank"**) (TSX: PBG) (OSLO: PBG), announces that the Corcel-2 development well has reached total depth and has been cased as a potential oil well.

Drilling and logging operations have been completed at Petrominerales' Corcel-2 development well on the Corcel Block in the Llanos Basin of Colombia. The well spudded on August 25, 2007 and reached a total depth of 12,140 feet on October 17, 2007. Logs indicate total potential net pay of approximately 125 feet of high quality reservoir sands in the Tertiary Mirador and Guadalupe formations. Petrominerales plans to complete and initially test four intervals in the Upper and Lower Mirador formations of the Corcel-2 well. A total of 45 feet of sand will be perforated in this first phase of testing. This initial Mirador completion will be executed with the drilling rig. The rig will then move to drill the third well from the same platform, Corcel-3, to further delineate this discovery.

Previously, Petrominerales announced that the Corcel-1 oil discovery had commenced an extended six-month production test on September 7, 2007. Corcel-1 was initially brought onstream at 4,000 bopd (barrels of oil per day). Corcel-1 is now in the second month of testing and is producing at rates in excess of 4,500 bopd, with a 10 percent water cut. Due to the strong aquifer common to most reservoirs in the Llanos Basin, produced water from Llanos Basin fields is common, and this strong water drive system typically leads to high primary recoveries of original oil in place, often in excess of 50 percent.

The Corcel Block is situated in a drier region of the Llanos Basin and we have an all-weather road to this location which will accommodate year round production from our wells in the area. The ultimate size of the discovery will be defined through long-term testing and additional delineation drilling. Petrominerales has identified five additional Corcel prospects from our 47 square kilometre 3D seismic survey, which covers approximately 15% of the 79,815-acre Block.

In addition, we wish to announce that the Conga-1 well exploratory well was recently drilled, logged and cased as a potential oil well on our Las Aguilas Block, offsetting the Orito field in the Putumayo Basin. We expect that testing operations will commence on this well in November.

Petrominerales holds over 1.5 million acres of land in Colombia, on which we have acquired 357 square kilometres of 3D seismic and reprocessed all available 2D seismic data. This work program has generated 18 additional leads and prospects on these lands. We plan to acquire an additional 242 square kilometres of 3D seismic and 624 kilometres of reconnaissance 2D seismic. In 2008, we anticipate drilling up to eight exploration wells focused primarily in the Llanos Basin. In addition, a 2008 3D seismic program is planned for our 26,341-acre Guatiquia Block, which adjoins the Corcel Block to the south.

Petrominerales Ltd.

Petrominerales Ltd. is a Latin American-based exploration and production company producing oil from three blocks in Colombia and has contracts on 13 exploration blocks covering a total of 1.5 million acres in the Llanos and Putumayo Basins. Petrominerales is 77% owned by Petrobank Energy and Resources Ltd. (TSX: PBG).

Certain information provided in this press release constitutes forward-looking statements. The words "anticipate", "expect", "project", "estimate", "forecast" and similar expressions are intended to identify such forward-looking statements. Specifically, this press release contains forward-looking statements relating to the timing of capital projects and the results of operations. The reader is cautioned that assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be incorrect. Actual results achieved during the forecast period will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors. You can find a discussion of those risks and uncertainties in our Canadian securities filings. Such factors include, but are not limited to: general economic, market and business conditions; fluctuations in oil prices; the results of exploration and development drilling, recompletions and related activities; timing and rig availability, outcome of exploration contract negotiations; fluctuation in foreign currency exchange rates; the uncertainty of reserve estimates; changes in environmental and other regulations; risks associated with oil and gas operations; and other factors, many of which are beyond the control of the Company. There is no representation by Petrominerales that actual results achieved during the forecast period will be the same in whole or in part as those forecast. Except as may be required by applicable securities laws, Petrominerales assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

For more information please contact:
John D. Wright, President and Chief Executive Officer
Corey C. Ruttan, Vice-President Finance and Chief Financial Officer
Jack F. Scott, Executive Vice-President and Colombian Country Manager
Telephone: (403) 750-4400 or 011 571 629 2701


Petrominerales

Petrominerales Ltd.
Calle 113 No. 7-45,
Torre B Oficina 1506
Bogotá, Colombia
Phone: 011 571 629 2701
or (403) 750-4400
Fax: 011 571 629 4723
TSX: PMG


Petrominerales


STRENGTH IN LATIN AMERICA

CONSOLIDATED BALANCE SHEETS

(Unaudited, thousands of United States dollars)

As at	September 30, 2007	December 31, 2006
Assets		
Current assets		
Cash and cash equivalents	$ 25,458	$ 28,634
Accounts receivable and other current assets	17,362	2,009
	42,820	30,643
Capital assets	242,480	150,764
Future income tax asset (Note 4)	6,108	-
Total assets	$ 291,408	$ 181,407
Liabilities and Shareholders' Equity		
Current liabilities		
Accounts payable and accrued liabilities	$ 37,941	$ 19,174
Risk management liability (Notes 2 and 7)	555	-
	38,496	19,174
Bank debt (Notes 2 and 3)	9,460	-
Asset retirement obligations	1,321	930
	49,277	20,104
Shareholders' equity		
Common shares (Note 5)	194,848	138,906
Contributed surplus (Note 5)	1,357	531
Accumulated other comprehensive income (Note 5)	16,024	16,024
Retained earnings	29,902	5,842
	242,131	161,303
Total liabilities and shareholders' equity	$ 291,408	$ 181,407

Commitments and contingencies (Note 8)

See accompanying notes to these consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS (DEFICIT)

(Unaudited, thousands of United States dollars, except per share amounts)

	Three months ended September 30,		Nine months ended September 30,	
	2007	2006	**2007**	2006
Revenues				
Oil	**$ 29,058**	$ 12,818	**$ 53,202**	$ 32,638
Interest income	**29**	312	**92**	312
Royalties	**(2,526)**	(1,025)	**(4,462)**	(2,620)
Unrealized loss on risk management contracts (Note 7)	**(555)**	-	**(555)**	-
	26,006	12,105	**48,277**	30,330
Expenses				
Production	**2,976**	1,551	**5,863**	3,899
General and administrative	**1,540**	1,210	**4,298**	2,968
Stock-based compensation	**492**	198	**968**	337
Interest	**1,116**	-	**1,593**	115
Foreign exchange loss (gain)	**(67)**	614	**476**	(155)
Depletion, depreciation and accretion	**6,683**	3,752	**14,481**	9,586
	12,740	7,325	**27,679**	16,750
Income before taxes	**13,266**	4,780	**20,598**	13,580
Tax expense (recovery) (Note 4)	**3,024**	528	**(3,462)**	1,459
Net income	**10,242**	4,252	**24,060**	12,121
Retained earnings (deficit), beginning of period	**19,660**	(1,087)	**5,842**	(8,956)
Retained earnings (deficit), end of period	**$ 29,902**	$ 3,165	**$ 29,902**	$ 3,165
Basic earnings per share (Note 5)	**$ 0.11**	$ 0.04	**$ 0.25**	$ 0.14
Diluted earnings per share (Note 5)	**$ 0.10**	$ 0.04	**$ 0.25**	$ 0.14

See accompanying notes to these consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Unaudited, thousands of United States dollars)

	Three months ended September 30,		Nine months ended September 30,	
	2007	2006	**2007**	2006
Net income	**$ 10,242**	$ 4,252	**$ 24,060**	$ 12,121
Other comprehensive income	**-**	-	**-**	-
Comprehensive income	**$ 10,242**	$ 4,252	**$ 24,060**	$ 12,121

See accompanying notes to these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOW

(Unaudited, thousands of United States dollars)

	Three months ended September 30,		Nine months ended September 30,	
	2007	2006	**2007**	2006
Operating Activities				
Net income	**$ 10,242**	$ 4,252	**$ 24,060**	$ 12,121
Depletion, depreciation and accretion	**6,683**	3,752	**14,481**	9,586
Amortization of deferred financing costs	**59**	-	**149**	-
Stock-based compensation	**492**	198	**968**	337
Unrealized loss on risk management contracts	**555**	-	**555**	-
Future income taxes (recovery) (Note 4)	**2,170**	-	**(6,108)**	-
	20,201	8,202	**34,105**	22,044
Changes in non-cash working capital	**(1,843)**	(59)	**(11,995)**	(6,398)
	18,358	8,143	**22,110**	15,646
Financing Activities				
Issuance (repayment) of bank debt	**(15,000)**	-	**10,000**	-
Financing costs	**-**	-	**(689)**	-
Issuance of common shares – net of issuance costs (Note 5)	**55,782**	(199)	**55,800**	49,782
Equity contributed by majority shareholder	**-**	-	**-**	21,816
	40,782	(199)	**65,111**	71,598
Investing Activities				
Expenditures on capital assets	**(39,895)**	(21,696)	**(105,806)**	(49,748)
Changes in non-cash working capital	**3,363**	9,059	**15,409**	967
	(36,532)	(12,637)	**(90,397)**	(48,781)
Net effect of foreign exchange on cash denominated in foreign currencies	**-**	-	**-**	103
Net change in cash and cash equivalents	**22,608**	(4,693)	**(3,176)**	38,566
Cash and cash equivalents, beginning of period	**2,850**	43,372	**28,634**	113
Cash and cash equivalents, end of period	**$ 25,458**	$ 38,679	**$ 25,458**	$ 38,679
Cash and cash equivalents consist of:				
Cash	**$ 17,980**	$ 892	**$ 17,980**	$ 892
Cash equivalents	**$ 7,478**	$ 37,787	**$ 7,478**	$ 37,787
Other cash flow information:				
Cash taxes paid	**$ 70**	$ 464	**$ 1,284**	$ 1,125
Cash interest paid	**$ 644**	$ 115	**$ 656**	$ 115
Cash interest received	**$ 24**	$ 365	**$ 87**	$ 370

See accompanying notes to these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the three and nine month periods ended September 30, 2007 and 2006
(Unaudited, all tabular amounts are expressed in thousands of United States dollars, except share amounts or as otherwise noted)

Note 1 – Significant Accounting Policies

The interim consolidated financial statements for Petrominerales Ltd. ("Petrominerales" or the "Company") as at and for the three and nine month periods ended September 30, 2007 should be read in conjunction with the audited consolidated financial statements as at and for the year ended December 31, 2006. The notes to these interim consolidated financial statements do not conform in all respects to the note disclosure requirements of generally accepted accounting policies ("GAAP") for annual financial statements. These interim consolidated financial statements are prepared using the same accounting policies and methods of computation as disclosed in the consolidated financial statements as at and for the year ended December 31, 2006, except for those disclosed in Note 2. The disclosures provided within are incremental to those included with the annual financial statements. Certain prior year amounts have been reclassified to conform with current presentation.

Note 2 – Changes in Accounting Policies

Effective January 1, 2007, the Company adopted the Canadian Institute of Chartered Accountants ("CICA") Section 1530, "Comprehensive Income," Section 3855, "Financial Instruments – Recognition and Measurement," Section 3861, "Financial Instruments – Disclosure and Presentation" and Section 3865, "Hedges." The Company has adopted these standards prospectively and the comparative interim consolidated financial statements have not been restated, except for cumulative translation adjustment which was reclassified as accumulated other comprehensive income.

Upon adoption of Section 3855, all financial instruments are classified into one of the following five categories: held-for-trading, loans and receivables, held-to-maturity investments, available-for-sale financial assets or other financial liabilities. Subsequent measurement of the financial instruments is based on their initial classification. Held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net income. Available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the instrument is derecognized or impaired. All risk management contracts are recorded in the balance sheet at fair value unless they qualify for the normal sale and normal purchase exemption. All changes in their fair value are recorded in net income unless cash flow hedge accounting is used, in which case changes in fair value are recorded in other comprehensive income until the underlying hedged transaction is recognized in net income. Any hedge ineffectiveness is immediately recognized in net income. The company has elected not to use cash flow hedge accounting on its risk management contracts with financial counterparties resulting in all changes in fair value being recorded in net income. The other categories of financial instruments are recognized at amortized cost using the effective interest rate method.

Upon adoption of these standards, the Company classified its cash and cash equivalents as held-for-trading, which are measured at fair value which equals the carrying value. Accounts receivable are classified as loans and receivables, which are measured at amortized cost. Accounts payable and bank debt are classified as other financial liabilities, which are measured at amortized cost.

For financial assets and financial liabilities that are not classified as held-for-trading, the transaction costs that are directly attributable to the acquisition or issue of a financial asset or financial liability are adjusted to the fair value initially recognized for that financial instrument. These costs are expensed using the effective interest rate method and are recorded within interest expense.

Section 1530 establishes standards for reporting and presenting comprehensive income which is defined as the change in equity from transactions and other events from nonowner sources. Other comprehensive income refers to items recognized in comprehensive income but that are excluded from net income

calculated in accordance with GAAP. Other comprehensive income includes any change in fair value of the effective portion of the risk management contracts used as hedging items in a cash flow hedge, the change in fair value of any available for sale financial instruments and foreign exchange gains and losses arising from the translation of self-sustaining foreign operations. Upon adoption of Section 1530, amounts previously recognized on the balance sheet as cumulative translation adjustment have been reclassified as accumulated other comprehensive income.

The adoption of these new standards had no impact on the Company's retained earnings as at January 1, 2007.

The Company also adopted Section 3251, "Equity" and Section 1506, "Accounting Changes." Section 3251 replaces Section 3250, "Surplus," and describes standards for the presentation of equity and changes in equity for reporting period as a result of the application of Section 1530, "Comprehensive Income." The only impact of Section 1506, "Accounting Changes," is to provide disclosure of when an entity has not applied a new source of GAAP that has been issued but is not yet effective. This is the case with Section 3862, "Financial Instruments Disclosures" and Section 3863, "Financial Instruments Presentations" which are required to be adopted for fiscal years beginning on or after October 1, 2007. The Company will adopt these standards on January 1, 2008 and it is expected the only effect on the Company will be additional disclosures regarding the significance of financial instruments for the entity's financial position and performance; and the nature, extent and management of risks arising from financial instruments to which the entity is exposed.

Section 1535, "Capital Disclosures" is effective for annual periods beginning on or after October 1, 2007 and establishes standards for disclosing information about the Company's capital and how it is managed. It requires disclosures of the Company's objectives, policies and processes for managing capital, the quantitative data about what the Company regards as capital, whether the Company has complied with any capital requirements and if it has not complied, the consequences of such non-compliance. The Company is currently evaluating the impact of the adoption of this section on the consolidated financial statements.

Note 3 – Bank Debt

At September 30, 2007, the Company had drawn $10.0 million on its secured credit facilities ($9.5 million – net of financing costs). Late in 2006, the Company finalized a $50.0 million three-year secured credit facility, which included an initial $25.0 million borrowing base. In June 2007, the facility was increased to $100.0 million with a $50.0 million borrowing base. The facility bears interest at a rate equal to LIBOR (London Interbank Offered Rate) plus three percent per annum. The facility is secured by a pledge over all property of the Company. The borrowing base is reviewed semi-annually.

The Company has a $7.2 million operating line of credit under which the Company can borrow at the fixed term deposit rate set by the Central Bank of Colombia plus six percent. Advances under the facility are collateralized by a promissory note provided by the Company. The Company has used S5.1 million of its Colombian operating lines of credit, for letters of credit to guarantee work commitments under exploration blocks.

Note 4 – Taxes

The provision for income taxes differs from the amount that would have been expected by applying expected statutory corporate income tax rates to income before taxes. The Company does not pay tax in the Bahamas. The principal reasons for this difference are as follows:

	Three months ended September 30,		Nine months ended September 30,	
	2007	2006	**2007**	2006
Income before taxes	**$ 13,266**	$ 4,780	**$ 20,598**	$ 13,580
Statutory income tax rate	**34.0%**	38.5%	**34.0%**	38.5%
Expected tax expense	**$ 4,510**	$ 1,840	**$ 7,003**	$ 5,228
Increase (decrease) in income tax provision resulting from:				
Non-deductible expenses	**257**	51	**315**	156
Enhanced tax allowances	**-**	(1,744)	**-**	(5,232)
Changes in tax rates	**-**	209	**-**	625
Stock-based compensation	**167**	54	**329**	54
Future tax asset recognized & others	**(2,764)**	(410)	**(13,755)**	(831)
Future income tax expense (recovery)	**2,170**	-	**(6,108)**	-
Presumptive income and equity taxes	**854**	528	**2,646**	1,459
Tax expense (recovery)	**$ 3,024**	$ 528	**$ (3,462)**	$ 1,459

Presumptive income and equity taxes are based on equity levels in Colombia and can be recovered against income taxes in future periods, and can be carried forward for five years.

The components of the Company's future income tax assets and liabilities arising from temporary differences are as follows:

As at	**September 30, 2007**		December 31, 2006	
	Future Income Tax Assets	**Future Income Tax Liabilities**	Future Income Tax Assets	Future Income Tax Liabilities
Loss carry forwards	**$ 11,728**	**$ -**	$ 7,822	$ -
Excess presumptive tax	**2,509**	**-**	3,748	-
Capital assets	**3,493**	**-**	2,373	-
Asset retirement obligations	**436**	**-**	307	-
	18,166	**-**	14,250	-
Valuation allowance	**(12,058)**	**-**	(14,250)	-
	$ 6,108	**$ -**	$ -	$ -

As at September 30, 2007 non-capital losses totalled $35.5 million and expire between 2008 and 2011.

Based on tax reforms made effective January 1, 2007, tax losses may be carried forward without limitations to offset to taxable income; the presumptive income rate was reduced from six percent to three percent on the prior tax year's net tax equity; the seven percent remittance tax was eliminated; a 1.2 percent equity tax was introduced, the income tax rate was reduced from 38.5 percent to 34 percent in 2007, and to 33 percent for subsequent years; and, the special deduction for the acquisition or construction of real fixed assets was increased to 40 percent from 30 percent.

Note 5 – Share Capital

At September 30, 2007, the Company had 100,212,050 common shares outstanding, 4,846,913 stock options and 37,500 deferred common shares.

Common Shares

Common share Continuity	Number		Amount
Balance at December 31, 2006	95,000,000	$	138,906
Issued [1]	5,060,000		58,137
Share issue costs	-		(2,903)
Exercise of stock options	152,050		566
Transfer from contributed surplus related to stock options exercised	-		142
Balance at September 30, 2007	**100,212,050**	**$**	**194,848**

(1) In September 2007, the Company issued 5,060,000 common shares at a price of Cdn$12.05 per common share for gross proceeds of Cdn$61.0 million ($58.1 million).

Contributed Surplus

Changes in Contributed Surplus		Amount
Balance at December 31, 2006	$	531
Stock-based compensation		968
Transfer from contributed surplus related to stock options exercised		(142)
Balance at September 30, 2007	**$**	**1,357**

Accumulated Other Comprehensive Income

Changes in Accumulated Other Comprehensive Income		Amount
Balance at December 31, 2006	$	16,024
Other comprehensive income		-
Balance at September 30, 2007	**$**	**16,024**

Stock Option Continuity

	Stock Options	Weighted-Average Exercise Price
Balance at December 31, 2006	3,051,126	Cdn$ 3.78
Granted	2,191,587	5.63
Exercised	(152,050)	3.77
Cancelled	(243,750)	3.78
Balance at September 30, 2007	**4,846,913**	**Cdn$ 4.61**

Deferred Common Shares

At September 30, 2007, there were 37,500 deferred common shares outstanding under the Company's deferred share compensation plan, which allows holders to receive one common share upon payment of Cdn$0.05 per share. The deferred common shares vest after three years or immediately upon resignation or retirement, and expire 10 years from the date of grant. Up to 0.5 million deferred common shares have been approved for issuance under this plan.

Earnings Per Share

Basic and diluted earnings per share have been calculated based on net income divided by the weighted average number of common shares outstanding for the three month period ended September 30, 2007 of 95,968,114 (2006 – 95,000,000) and for the nine month period ended September 30, 2007 of 95,326,269 (2006 – 84,509,118). The diluted calculations include additional shares for the three month period ended September 30, 2007 of 2,584,579 (2006 – nil) and for the nine month period ended September 30, 2007 of 870,994 (2006 – nil) for the potential impact of stock options and deferred common shares.

Stock-Based Compensation

The fair value of stock options and deferred common shares granted has been estimated on their respective grant dates using the Black-Scholes option-pricing model using the following assumptions:

Three and nine months ended September 30, 2007	
Risk free interest rate	**4.5%**
Dividend rate	**0%**
Expected life – options (years)	**3.3**
Expected life – deferred common shares (years)	**8**
Expected volatility	**30 to 35%**

The average fair value per stock option granted during the three and nine month periods ended September 30, 2007 was $4.02 (2006 – $1.19) and $1.50 (2006 – $1.04) respectively, as at the date of grant. The average fair value per deferred common share granted during the three month period ended September 30, 2007 was $nil (2006 – $nil) as no deferred common shares were granted during the period. The average fair value per deferred common share granted during the nine month period ended September 30, 2007 was $3.58 (2006 – $nil) as at the date of grant.

Stock-based compensation expense for the three and nine month periods ended September 30, 2007 totalled $0.5 million (2006 – $0.2 million) and $1.0 million (2006 – $0.3 million) respectively.

Note 6 – Related Party Transactions

The Company pays Petrobank a monthly fee of Cdn$75,000 pursuant to a Management Services Agreement. The fee is based on a negotiated value of services provided. Costs under this agreement totalled $0.2 million for the three month period and $0.6 million for the nine month period ended September 30, 2007 (2006 – $0.2 million and $0.3 million, respectively) and were recorded as general and administrative expense.

Note 7 – Financial Instruments and Financial Risk Management

The nature of the crude oil operations and the issuance of debt expose the Company to fluctuations in commodity prices, foreign currency exchange rates and interest rates. The Company manages these risks through periodic use of derivative instruments. The Board of Directors periodically reviews the results of all risk management activities and all outstanding positions.

Credit Risk

A substantial portion of the Company's accounts receivable are with customers in the oil industry and are subject to normal industry credit risks. The carrying amount of accounts receivable reflects management's assessment of the credit risk associated with these customers. Crude oil production is sold, as determined by market based prices adjusted for quality differentials, to two counterparties, the Colombian state oil company, Ecopetrol, and a large international oil company. Typically, the Company's maximum credit exposure to customers is revenue from two months' sales. While counterparties to risk management contracts expose the Company to losses in the event of non-performance, the Company currently deals

with one large credit-worthy institution, who is also the Company's senior lender, and does not anticipate non-performance by this counterparty.

Interest Rate Risk

The Company is exposed to interest rate cash flow risk on floating interest rate bank debt due to fluctuations in market interest rates. The remainder of the Company's financial assets and liabilities are not exposed to interest rate risk.

Foreign Currency Exchange Risk

The Company is exposed to foreign currency fluctuations as certain expenditures are denominated in Colombian pesos and Canadian dollars.

Fair Value of Financial Instruments

The Company's financial instruments are classified as cash and cash equivalents, accounts receivable and other current assets, accounts payable and accrued liabilities, risk management liabilities, and bank debt on the balance sheet. The carrying value and fair value of these financial instruments at September 30, 2007 is disclosed below by financial instrument category, as well as any related loss and interest expense for the nine months ended September 30, 2007:

Financial Instrument	Carrying Value	Fair Value	Loss	Interest Expense
Assets Held For Trading				
Cash and cash equivalents	25,458	25,458	-	-
Loans and Receivables				
Accounts receivable and other current assets	17,362	17,362	-	-
Liabilities Held For Trading				
Risk management contracts	555	555	555(1)	-
Other Liabilities				
Accounts payable and accrued liabilities	37,941	37,941	-	-
Bank debt	9,460	10,000	-	1,593(2)

(1) Included in risk management contracts – unrealized loss on the statement of operations and retained earnings (deficit), statement of comprehensive income and statement of cash flow.

(2) Included in interest expense on the statement of operations and retained earnings (deficit) and statement of comprehensive income. The amortization of deferred financing costs of $0.1 million in relation to the Company's bank debt is included on the statement of cash flow.

The risk management contracts are recorded at their fair value based on quoted market prices on the balance sheet date; accordingly, there is no difference between fair value and carrying value. Bank debt is recorded on the balance sheet net of deferred financing costs which results in a difference between carrying value and the fair value. Due to the short term nature of cash and cash equivalents, accounts receivable and other current assets, accounts payable and accrued liabilities, their carrying values approximate their fair values.

Commodity Price Risk Management

The Company had the following risk management contracts outstanding at September 30, 2007:

Term	Volume (Bopd)	Price ($/bbl)	Benchmark
Jan. 1, 2008 – Dec. 31, 2008	500	65.00 floor / 80.00 ceiling	WTI
Jan. 1, 2008 – Dec. 31, 2008	500	75.25 fixed	WTI

For the three and nine month periods ended September 30, 2007, the unrealized loss recognized in net income was $0.6 million (2006 – $nil), which represents the carrying amount and fair value of these risk management liabilities at September 30, 2007.

Note 8 – Commitments and Contingencies

The Company has committed to various work programs pursuant to its exploration contracts totalling $35.9 million, which are required to be completed by March 31, 2009. The work commitments represent normal course exploration expenditures including acquiring and evaluating seismic data and drilling exploration wells. In addition, the Company has secured drilling and completion rigs with contract terms extending until September 30, 2008. At September 30, 2007, the remaining rig commitments totalled $21.3 million, a significant portion of which will be used to satisfy commitments on the exploration contracts. Petrominerales plans to fund these commitments mainly with cash flow from operating activities and credit facilities. The Company has issued letters of credit totalling $5.1 million outstanding in support of the obligations on the exploration contracts.


Petrominerales

Torre B: Calle 113 No. 7 – 45, Bogotá, Colombia
Investor Relations: 1-403-750-4400
Website: www.petrominerales.com
TSX: PMG


Petrominerales


STRENGTH IN LATIN AMERICA
Q3•07

FINANCIAL & OPERATING HIGHLIGHTS

(All references to $ are United States dollars unless otherwise noted)

	Three months ended September 30, 2007	2006	% Change	Nine months ended September 30, 2007	2006	% Change
Financial						
(US$000s, except where noted)						
Crude oil revenue	**29,058**	12,818	127	**53,202**	32,638	63
Funds flow from operations [1]	**20,201**	8,202	146	**34,105**	22,044	55
Per share – basic ($)	**0.21**	0.09	133	**0.36**	0.26	38
Per share – diluted ($)	**0.20**	0.09	122	**0.35**	0.26	35
Net income	**10,242**	4,252	141	**24,060**	12,121	98
Per share – basic ($)	**0.11**	0.04	175	**0.25**	0.14	79
Per share – diluted ($)	**0.10**	0.04	150	**0.25**	0.14	79
Capital expenditures	**39,895**	21,696	84	**105,806**	49,748	113
Total assets	**291,408**	178,570	63	**291,408**	178,570	63
Net debt (working capital) [2]	**4,581**	(28,341)		**4,581**	(28,341)	
Common shares outstanding, end of period (000s)						
Basic	**100,212**	95,000	5	**100,212**	95,000	5
Diluted	**105,096**	98,090	7	**105,096**	98,090	7
Operations						
Operating netback ($/bbl) [3]						
Crude oil revenue	**69.85**	57.57	21	**61.95**	56.05	11
Royalties	**6.07**	4.60	32	**5.20**	4.50	16
Production expenses	**7.16**	6.97	3	**6.83**	6.70	2
Operating netback	**56.62**	46.00	23	**49.92**	44.85	11
Average daily crude oil production (bbls)	**4,522**	2,420	87	**3,146**	2,133	47

(1) Non-GAAP measure calculated based on cash flow from operations before changes in non-cash working capital. See "Funds flow from operations" section within MD&A.

(2) Non-GAAP measure includes bank debt plus accounts payable and accrued liabilities less current assets.

(3) Non-GAAP measure demonstrating Company's revenue less royalties and production expenses per barrel of oil produced.

HIGHLIGHTS:

- Crude oil production increased by 87 percent, averaging 4,522 bopd compared to 2,420 bopd in the third quarter of 2006.
- Production increased a further 80 percent to average 8,130 bopd in early November 2007 (excluding Corcel-2).
- Preliminary 24-hour Corcel-2 test reached rates of 3,100 bopd on natural flow.
- Funds flow from operations increased by 146 percent to $20.2 million.
- Net income increased by 141 percent to $10.2 million.
- Issued 5.1 million common shares for gross proceeds of Cdn$61.0 million.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following Management's Discussion and Analysis ("MD&A") is dated November 6, 2007 and should be read in conjunction with the unaudited consolidated financial statements and accompanying notes of Petrominerales Ltd. ("Petrominerales" or the "Company") as at and for the three and nine month periods ended September 30, 2007, MD&A for the year ended December 31, 2006, and the audited consolidated financial statements as at and for the year ended December 31, 2006. Additional information for the Company, including the Annual Information Form ("AIF") can be found on SEDAR at www.sedar.com or at www.petrominerales.com. In addition to historical information, the MD&A contains forward-looking statements that are generally identifiable as any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events of performance (often, but not always, through the use of words or phrases such as "will likely result," "expected," "is anticipated," "believes," "estimated," "intends," "plans," "projection" and "outlook") are not historical facts and may be forward-looking and may involve estimates, assumptions and uncertainties which could cause actual results or outcomes to differ materially from those expressed in such forward-looking statements. Actual results achieved during the forecast period will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors. Such factors include, but are not limited to: general economic, market and business conditions; fluctuations in oil and gas prices; the results of exploration and development of drilling and related activities; fluctuation in foreign currency exchange rates; the uncertainty of reserve estimates; changes in environmental and other regulations; risks associated with oil and gas operations and other factors, many of which are beyond the control of the Company. Accordingly, there is no representation by Petrominerales that actual results achieved during the forecast period will be the same in whole or in part as those forecast. All subsequent forward-looking statements, whether written or oral, attributable to Petrominerales or persons acting on the Company's behalf, are qualified in their entirety by these cautionary statements.

This report contains financial terms that are not considered measures under Canadian generally accepted accounting principles ("GAAP"), such as funds flow from operations, funds flow per share, net debt and operating netback. These measures are commonly utilized in the oil and gas industry and are considered informative for management and shareholders. Specifically, funds flow from operations and funds flow per share reflect cash generated from operating activities before changes in non-cash working capital. Funds flow from operations should not be considered an alternative to, or more meaningful than cash flow from operating activities as determined under GAAP as an indicator of the Company's performance. Management considers funds flow from operations and funds flow per share important as they help evaluate performance and demonstrate the Company's ability to generate sufficient cash to fund future growth opportunities and repay debt. Net debt is used to evaluate the Company's financial leverage. Profitability relative to crude oil prices per barrel of production is demonstrated by an operating netback. All amounts are in United States dollars, unless otherwise stated.

Formation of the Company

Petrominerales is involved in the exploration, development and production of crude oil in the country of Colombia through its 100-percent-owned subsidiary Petrominerales Colombia Ltd. Petrominerales was incorporated in the Bahamas in 2006 for the purpose of acquiring all of the issued and outstanding shares of Petrominerales Colombia Ltd., an indirect wholly-owned subsidiary of Petrobank Energy and Resources Ltd. ("Petrobank"). On June 29, 2006, an initial public offering (the "IPO") of Petrominerales' common shares was completed on the Toronto Stock Exchange, reducing the percentage owned by Petrobank from 100 percent to 80.7 percent. On September 13, 2007, an issuance of 5.1 million common shares was completed on the Toronto Stock Exchange, further reducing the percentage owned by Petrobank to 76.6 percent.

Revenue

Crude oil revenue increased by 127 percent to $29.1 million in the third quarter of 2007 from $12.8 million in the third quarter of 2006. Related oil production increased by 87 percent in the third quarter of 2007 to 4,522 barrels per day ("bopd"), while the average sales price increased by 21 percent in the third quarter of 2007 to $69.85 per barrel. On a year to date basis, revenue increased by 63 percent to $53.2 million in 2007 from $32.6 million in the same period in 2006. Related production in the first nine months of 2007 increased by 47 percent to 3,146 bopd compared to 2,133 bopd in the first nine months of 2006 while the average sales price increased by 11 percent to $61.95 per barrel from the $56.05 per barrel received in the first nine months of 2006.

Average Daily Crude Oil Production

Crude oil production increased by 87 percent to 4,522 bopd in the third quarter of 2007 from 2,420 bopd in the third quarter of 2006. Production in the first nine months of 2007 increased by 47 percent to 3,146 bopd compared to 2,133 bopd in the same period of 2006. The increases were mainly due to the Corcel-1 well that began production late in third quarter of 2007, adding 1,092 bopd during this quarter, and the Orito-122 and 125 wells which began production late in the first quarter of 2007. The Company commenced an extended six month test of Corcel-1 well on September 7, 2007; the well is now producing in excess of 4,500 bopd. Production has averaged 8,130 bopd to-date in November 2007 excluding test results from the Corcel-2 well. Significant further production additions are expected as a result of the recently drilled Corcel-2 well and our ongoing drilling programs at Corcel and Orito.

	Three months ended September 30,		Nine months ended September 30,	
	2007	2006	**2007**	2006
Orito	**2,963**	2,085	**2,404**	1,802
Neiva	**467**	335	**372**	331
Corcel	**1,092**	-	**370**	-
Total	**4,522**	2,420	**3,146**	2,133

Average Benchmark Crude Oil Price

	Three months ended September 30,		Nine months ended September 30,	
	2007	2006	**2007**	2006
WTI ($/bbl)	**75.15**	70.54	**66.22**	68.26

Realized Prices

Oil sales prices in Colombia averaged $69.85 per barrel in the third quarter of 2007, representing a $5.30 per barrel discount to WTI (seven percent of WTI) compared to a discount of $12.97 per barrel (18 percent of WTI) in the third quarter of 2006. Oil sales prices averaged $61.95 per barrel during first nine months of 2007, representing a $4.27 per barrel discount (six percent of WTI) compared to a discount of $12.21 per barrel (18 percent of WTI) during first nine months of 2006. In December 2006, the Company negotiated a new sales contract for Orito production resulting in an increase in realized prices relative to WTI. The discount to WTI also decreased as relatively more production is coming from higher quality Orito and Corcel oil.

Commodity Price Risk Management

The Company had the following risk management contracts outstanding at September 30, 2007:

Term	Volume (Bopd)	Price ($/bbl)	Benchmark
Jan. 1, 2008 – Dec. 31, 2008	500	65.00 floor / 80.00 ceiling	WTI
Jan. 1, 2008 – Dec. 31, 2008	500	75.25 fixed	WTI

For the three and nine month periods ended September 30, 2007, the Company recorded an unrealized loss of $0.6 million (2006 – $nil) related to these risk management contracts.

Royalties

Colombian government royalties are fixed at a rate of eight percent until the Company's net production per pool exceeds 5,000 bopd. In addition, the Company pays a three percent overriding royalty on Corcel production. Royalty expense increased to $2.5 million (nine percent) in the third quarter of 2007 from $1.0 million (eight percent) in the third quarter of 2006, and to $4.5 million (eight percent) in the first nine months of 2007 from $2.6 million (eight percent) in the first nine months of 2006.

Production Expenses

Production expenses increased to $3.0 million in the third quarter of 2007 compared to $1.6 million in the third quarter of 2006, and increased to $5.9 million in the first nine months of 2007 compared to $3.9 million in the first nine months of 2006. These increases are mainly due to higher production, including production from the Corcel-1 well. Costs also increased due to the appreciation of the Colombian Peso relative to the U.S. dollar. On a unit of production basis, production costs increased by three percent to $7.16 per barrel in the third quarter of 2007 from $6.97 per barrel in the third quarter of 2006, and increased to $6.83 per barrel in the first nine months of 2007 compared to $6.70 per barrel in the first nine months of 2006. The increases are mainly due to the costs associated with Corcel production added in the third quarter which is being produced at a higher cost through temporary production facilities. Ecopetrol is responsible for primary production operations at Orito and Neiva at a cost (subject to annual inflation, currency, and other adjustments) of $4.39 per barrel and $2.39 per barrel, respectively.

General and Administrative Expenses

General and administrative expenses increased by 27 percent in the third quarter of 2007 to $1.5 million from $1.2 million in the third quarter of 2006, and increased by 45 percent in the first nine months of 2007 to $4.3 million from $3.0 million in the first nine months of 2006. The increases were primarily due to additional personnel, management fees paid to Petrobank, and the impact of the appreciation of the Colombian peso relative to the U.S. dollar.

Interest Expense

At June 30, 2007, the Company had drawn $25.0 million on its secured credit facility. Bank debt subsequently increased to $40.0 million and following completion of the common share offering in September 2007, was reduced to $10.0 million. Bank charges including fees on letters of credit, interest expense and amortization of deferred financing costs expenses increased to $1.1 million in the third quarter of 2007 (2006 – $nil) and increased to $1.6 million in the first nine months of 2007 compared to $0.1 million in the first nine months of 2006.

Stock-Based Compensation

Stock-based compensation expenses increased to $0.5 million in the third quarter of 2007 compared to $0.2 million in the third quarter of 2006, and increased to $1.0 million in the first nine months of 2007 compared to $0.3 million in the first nine months of 2006. Before completion of the IPO in June 2006, there were no stock options or deferred common shares outstanding. The calculation of this non-cash expense is determined based on the fair value of stock options amortized over their vesting period and the fair value of deferred common shares upon their date of grant.

Depletion, Depreciation and Accretion

Depletion, depreciation and accretion expense increased to $6.7 million ($16.06 per barrel) in the third quarter of 2007 from $3.8 million ($16.85 per barrel) in the third quarter of 2006, and increased to $14.5 million ($16.86 per barrel) in the first nine months of 2007 from $9.6 million ($16.46 per barrel) in the first nine months of 2006.

Taxes

The Company recorded equity and presumptive income taxes of $0.9 million in the third quarter of 2007 compared to $0.5 million in the third quarter of 2006, and a $2.6 million expense in the first nine months of 2007 compared to $1.5 million in the first nine months of 2006. The increase was primarily due to the increase in the Company's equity base. Presumptive income and equity taxes in Colombia are based on equity capitalization levels. Presumptive income in excess of ordinary income owing can be recovered against income taxes in future periods, and can be carried forward for five years.

Additionally, the Company recorded a $2.2 million future income tax expense in the third quarter of 2007 and a $6.1 million future income tax recovery in the first nine months of 2007 as the Company recognized previously unrecognized future income tax assets.

Net Income

Net income increased by 141 percent to $10.2 million in the third quarter of 2007 compared to $4.3 million in the third quarter of 2006. On a diluted per share basis, net income increased 150 percent to $0.10 in the third quarter of 2007 from $0.04 in the third quarter of 2006. Net income increased by 98 percent to $24.1 million in the first nine months of 2007 from $12.1 million in the first nine months of 2006. On a diluted per share basis, net income increased by 79 percent to $0.25 from $0.14 in the first nine months of 2006. These increases were primarily due to higher production, which included production from the Corcel-1 well and the future income tax recovery, offset by higher production expenses, general and administrative expenses, stock-based compensation costs, interest expense and equity taxes.

Funds Flow From Operations

	Three months ended September 30,		Nine months ended September 30,	
	2007	2006	**2007**	2006
Net income	**$ 10,242**	$ 4,252	**$ 24,060**	$ 12,121
Depletion, depreciation and accretion	**6,683**	3,752	**14,481**	9,586
Amortization of deferred financing costs	**59**	-	**149**	-
Stock-based compensation	**492**	198	**968**	337
Unrealized loss on risk management contracts	**555**	-	**555**	-
Future income taxes	**2,170**	-	**(6,108)**	-
Funds flow from operations	**$ 20,201**	$ 8,202	**$ 34,105**	$ 22,044

The Company's funds flow from operations increased by 146 percent to $20.2 million in the third quarter of 2007 from $8.2 million in the third quarter of 2006. On a diluted per share basis, funds flow from operations increased by 122 percent to $0.20 in the third quarter of 2007 from $0.09 in the third quarter of 2006. Funds flow from operations increased by 55 percent in the first nine months of 2007 to $34.1 million from $22.0 million in the first nine months of 2006. On a diluted per share basis, funds flow from operations increased by 35 percent to $0.35 in the first nine months of 2007 from $0.26 in the first nine months of 2006. These increases were primarily due to higher sales revenues, offset by higher production expenses, general and administrative expenses, interest expense, and equity taxes.

Capital Expenditures

Capital expenditures totalled $39.9 million in the third quarter of 2007 compared to $21.7 million in the third quarter of 2006. On a year to date basis, capital expenditures totalled $105.8 million in the first nine months of 2007 compared to $49.7 million in the first nine months of 2006. The expenditures in the first nine months of 2007 related to drilling, completions and workovers at Orito totalling $49.5 million and work commitments on the Company's exploration blocks totalling $51.1 million. Year to date activity includes five new wells drilled, seven completions and 12 workovers at Orito. On the exploration blocks, four exploration wells were drilled; two were completed as successful oil wells (Joropo and Corcel), and two wells were abandoned (Casimena and Casanare Este). The Corcel-2 and Conga-1 wells also commenced drilling in August and September 2007, respectively. In addition, the Company acquired 91 square kilometres of 3D seismic during the first nine months of 2007.

Summary of Quarterly Results

	2007			2006				2005
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Financial ($000s except where noted)								
Crude oil revenue	**29,058**	14,977	9,167	11,038	12,818	13,581	6,239	3,932
Funds flow from operations [1]	**20,201**	8,708	5,196	6,745	8,202	10,479	3,363	1,838
Per share – basic ($)	**0.21**	0.09	0.05	0.07	0.09	0.13	0.04	0.02
Per share – diluted ($)	**0.20**	0.09	0.05	0.07	0.09	0.13	0.04	0.02
Net income	**10,242**	12,143	1,675	2,677	4,252	6,462	1,407	257
Per share – basic ($)	**0.11**	0.13	0.02	0.03	0.04	0.08	0.02	0.00
Per share – diluted ($)	**0.10**	0.13	0.02	0.03	0.04	0.08	0.02	0.00
Capital expenditures	**39,895**	38,342	27,569	23,617	21,696	9,110	18,942	19,605
Operations								
Operating netback ($/bbl) [2]								
WTI benchmark price	**75.15**	65.02	58.23	60.17	70.54	70.72	63.48	60.05
Crude oil sales price	**69.85**	57.79	49.88	50.58	57.57	57.14	51.12	44.75
Royalties	**6.07**	4.64	3.99	4.05	4.60	4.61	4.09	3.59
Production expenses	**7.16**	6.15	7.04	7.35	6.97	5.59	8.36	8.59
Operating netback	**56.62**	47.00	38.85	39.18	46.00	46.94	38.67	32.57
Average daily crude oil production (bbls)	**4,522**	2,848	2,042	2,372	2,420	2,612	1,356	955

(1) Non-GAAP measure calculated based on cash flow from operations before changes in non-cash working capital.

(2) Non-GAAP measure demonstrating Company's revenue less royalties and production expenses per barrel of oil produced.

Significant factors influencing quarterly results were:

- Completion of the Orito-117 and 118 wells late in the first quarter of 2006 resulting in a substantial increase in production.
- Production declined in the first quarter of 2007 from the fourth quarter of 2006 mainly as a result of certain wells being shut in during the period for workovers, delays in bringing new production on-line and also due to natural declines. Of particular note, the Orito-118 well was offline for 38 days in the quarter while the field operator, Ecopetrol performed a pump replacement operation.
- Completion of the Orito-122 and 125 wells late in the first quarter of 2007 increased production in the second quarter of 2007.
- Appreciation of the Colombian peso during the first nine months of 2007 which impacted production expenses and general and administrative expenses.
- Future income tax recovery of $8.3 million was recognized in the second quarter of 2007.
- The Corcel-1 discovery well commenced production in the third quarter of 2007 resulting in a substantial increase in production.
- Historically high world crude oil prices over the past two years.

Commitments

The Company has committed to various work programs pursuant to its exploration contracts totalling $35.9 million, which are required to be completed by March 31, 2009. The work commitments represent normal course exploration expenditures including acquiring and evaluating seismic data and drilling exploration wells. In addition, the Company has secured drilling and completion rigs with contract terms extending until September 30, 2008. At September 30, 2007, the remaining rig commitments totalled $21.3 million, a significant portion of which will be used to satisfy commitments on the exploration contracts. Petrominerales plans to fund these commitments mainly with funds flow from operations and credit facilities. The Company has issued letters of credit totalling $5.1 million outstanding in support of the obligations on the exploration contracts.

The following is a summary of the estimated costs required to fulfill the Company's remaining contractual commitments as at September 30, 2007:

Type of Obligation ($000s)	Total	< 1 Year	1-3 Years
Bank debt	**10,000**	-	10,000
Exploration contracts	**35,900**	24,800	11,100
Drilling rigs [1]	**21,300**	21,300	-
Total	**67,200**	46,100	21,100

[1] A significant portion of these contractual commitments will be used to satisfy work commitments on the Company's exploration contracts.

Liquidity and Capital Resources

During the third quarter of 2007 the Company completed the following share issuance:

Date Of Issue	# Issued	Price Per Share	Gross Proceeds	Use Of Proceeds
September 13, 2007	5,060,000	Cdn$12.05	$58.1 million	$30 million was used to temporarily reduce bank debt and the remainder continues to accelerate exploration and delineation drilling on the Corcel Block.

At June 30, 2007, the Company had drawn $25.0 million on its secured credit facility. Bank debt subsequently increased to $40.0 million and following completion of the common share offering in September 2007, was reduced to $10.0 million ($9.5 million – net of financing costs). Net debt totalled $4.6 million at September 30, 2007. In June 2007, the Company's credit facility was increased to $100.0 million with a $50.0 million borrowing base.

The Company has used $5.1 million of its Colombian operating lines of credit, with a combined borrowing base of approximately $7.2 million, for letters of credit to guarantee work commitments under exploration blocks.

Outstanding Share Data

The number of outstanding shares of Petrominerales of 100,212,050 was unchanged to the date of this MD&A from September 30, 2007.

Transactions with Related Parties

The Company pays Petrobank a monthly fee of Cdn$75,000 pursuant to a Management Services Agreement. The fee is based on a negotiated value of services provided. Costs under this agreement totalled $0.2 million for the three month period and $0.6 million for the nine month period ended September 30, 2007 (2006 – $0.2 million and $0.3 million, respectively) and were recorded as general and administrative expense.

Risks and Uncertainties

The Company's risks and uncertainties have not changed significantly from those identified in the MD&A for the year ended December 31, 2006.

Critical Accounting Policies and Estimates

The Company's financial statements have been prepared in accordance with Canadian GAAP, which require management to make judgments, estimates and assumptions, which may have a significant impact on the financial statements. Certain accounting policies require management to make decisions with respect to the formulation of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. The Company's management review their estimates frequently; however, the emergence of new information and changed circumstances may result in actual results or changes to estimated amounts that differ materially from current estimates. Petrominerales attempts to mitigate this risk by employing individuals with the appropriate skill set and knowledge to make reasonable estimates; developing internal reporting systems; and comparing past estimates to actual results.

The Company's financial and operating results include estimates of the following:

- Depletion, depreciation and accretion based on estimates of oil reserves;

- Estimated revenues, operating expenses and royalties for which actual revenues and costs have not been received;
- Estimated capital expenditures on projects that are in progress;
- Estimated fair value of derivative contracts; and
- Estimated amount of the asset retirement obligations including estimates of future costs and the timing of the costs.

Changes in Accounting Policies

Effective January 1, 2007, the Company adopted the Canadian Institute of Chartered Accountants ("CICA") Section 1506, "Accounting Changes," Section 1530, "Comprehensive Income," Section 3251, "Equity," Section 3855, "Financial Instruments – Recognition and Measurement," Section 3861, "Financial Instruments – Disclosure and Presentation" and Section 3865, "Hedges." The Company was required to adopt these standards for the fiscal years beginning on or after October 1, 2006. These standards have been adopted prospectively and as such comparative amounts have not been restated, except for amounts related to cumulative translation adjustments as a result of the Company's change in reporting currency.

The Company's financial statements will include other comprehensive income as a result of Section 1530, which includes the change in fair value of the effective portion of the derivatives used as hedging items in a cash flow hedge, the change in fair value of any available for sale financial instruments and foreign exchange gains and losses arising from the translation of self-sustaining foreign operations. Accumulated other comprehensive income is a new equity category comprised of the cumulative amounts of other comprehensive income. The Company has restated prior periods to include the cumulative translation adjustment as a result of its change in reporting currency as accumulated other comprehensive income. As a result of Section 3861 the Company's financial statements will include incremental disclosures about the Company's financial instruments. These new policies are not expected to impact the Company's operations.

Disclosure Controls and Procedures

Disclosure controls and procedures have been designed to ensure that information required to be disclosed by Petrominerales is accumulated and communicated to the Company's management as appropriate to allow timely decisions regarding required disclosures. The Company's Chief Executive Officer and Chief Financial Officer have concluded, based on their evaluation as of the end of the period covered by the interim filings, that the Company's disclosure controls and procedures are effective to provide reasonable assurance that material information related to the issuer, is made known to them by others within the Company. It should be noted that while the Company's Chief Executive Officer and Chief Financial Officer believe that the Company's disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Outlook

In addition to the plans discussed in this MD&A, please see the third quarter 2007 Operational Update.

Form 52-109F2
Certification of Interim Filings

I, John D. Wright, President and Chief Executive Officer of Petrominerales Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Petrominerales Ltd., (the "Issuer") for the interim period ending September 30, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

4. The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the Issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer's GAAP; and

5. I have caused the Issuer to disclose in the interim MD&A any change in the Issuer's internal control over financial reporting that occurred during the Issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the Issuer's internal control over financial reporting.

Date: **November 6, 2007**

Signed "***John D. Wright***"

John D. Wright,
President and Chief Executive Officer

Form 52-109F2
Certification of Interim Filings

I, Corey C. Ruttan, Vice-President Finance and Chief Financial Officer of Petrominerales Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Petrominerales Ltd., (the "Issuer") for the interim period ending September 30, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

4. The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the Issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer's GAAP; and

5. I have caused the Issuer to disclose in the interim MD&A any change in the Issuer's internal control over financial reporting that occurred during the Issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the Issuer's internal control over financial reporting.

Date: **November 6, 2007**

Signed "***Corey C. Ruttan***"

Corey C. Ruttan,
Vice-President Finance and Chief Financial Officer



NEWS RELEASE

PETROMINERALES ACHIEVES RECORD THIRD QUARTER AND PRELIMINARY CORCEL-2 TEST RESULTS

Bogotá, Colombia – November 6, 2007 – Petrominerales Ltd. (**"Petrominerales" or the "Company"**), a 76.6% owned subsidiary of Petrobank Energy and Resources Ltd. (**"Petrobank"**), is pleased to announce record third quarter 2007 financial and operating results fueled by an 87 percent increase in year over year production to 4,522 barrels of oil per day ("bopd") and a $56.62 per barrel operating netback, a reflection of high world oil prices, our high quality assets, and Colombia's superior fiscal regime. Production has now increased to 8,130 bopd excluding Corcel-2 production. Our Corcel-2 well was tested from the initially completed perforation intervals over a 24-hour period at rates increasing to 3,100 bopd on natural flow.

FINANCIAL & OPERATING HIGHLIGHTS (U.S. dollars, except where noted)

The following table provides a summary of Petrominerales' financial and operating results for the three and nine month periods ended September 30, 2007 and 2006. Consolidated financial statements with Management's Discussion and Analysis ("MD&A") are available on the Company's website at www.petrominerales.com and will also be available on the SEDAR website at www.sedar.com.

	Three months ended September 30,		%	Nine months ended September 30,		%
	2007	2006	Change	**2007**	2006	Change
Financial						
(US$000s, except where noted)						
Crude oil revenue	**29,058**	12,818	127	**53,202**	32,638	63
Funds flow from operations (1)	**20,201**	8,202	146	**34,105**	22,044	55
Per share – basic ($)	**0.21**	0.09	133	**0.36**	0.26	38
Per share – diluted ($)	**0.20**	0.09	122	**0.35**	0.26	35
Net income	**10,242**	4,252	141	**24,060**	12,121	98
Per share – basic ($)	**0.11**	0.04	175	**0.25**	0.14	79
Per share – diluted ($)	**0.10**	0.04	150	**0.25**	0.14	79
Capital expenditures	**39,895**	21,696	84	**105,806**	49,748	113
Total assets	**291,408**	178,570	63	**291,408**	178,570	63
Net debt (working capital) (2)	**4,581**	(28,341)		**4,581**	(28,341)	
Common shares outstanding, end of period (000s)						
Basic	**100,212**	95,000	5	**100,212**	95,000	5
Diluted	**105,096**	98,090	7	**105,096**	98,090	7
Operations						
Operating netback ($/bbl) (3)						
Crude oil revenue	**69.85**	57.57	21	**61.95**	56.05	11
Royalties	**6.07**	4.60	32	**5.20**	4.50	16
Production expenses	**7.16**	6.97	3	**6.83**	6.70	2
Operating netback	**56.62**	46.00	23	**49.92**	44.85	11
Average daily crude oil production (bbls)	**4,522**	2,420	87	**3,146**	2,133	47

(1) Non-GAAP measure calculated based on cash flow from operations before changes in non-cash working capital. See "Funds flow from operations" section within MD&A.

(2) Non-GAAP measure includes bank debt plus accounts payable and accrued liabilities less current assets.

(3) Non-GAAP measure demonstrating Company's revenue less royalties and production expenses per barrel of oil produced.

Petrominerales holds over 1.5 million acres of land in Colombia, on which we have acquired 357 square kilometres of 3D seismic and reprocessed all available 2D seismic data. Currently we have an additional 18 leads and prospects on these lands. In 2008, we plan to drill eight further exploration wells focused primarily in the Llanos Basin. We continue to acquire additional 2D and 3D seismic, which should result in an expanded exploration drilling programs beyond 2008.

Corcel Block

The Corcel-1 exploration well, located in the southern Llanos Basin, was drilled to a total depth of 12,000 feet. Logs indicated that the target reservoir sands in the Tertiary Mirador and Cretaceous Guadalupe formations were primarily oil bearing with total potential net pay of approximately 140 feet of high quality sand. The Guadalupe and Mirador intervals were completed and commingled for an initial six-day test that was conducted at rates increasing to 2,500 bopd. A six-month extended production test then commenced on September 7, 2007 at initial rates of 4,000 bopd. We have been slowly ramping up production rates and the well is now producing in excess of 4,500 bopd.

We recently completed drilling our first Corcel delineation well, Corcel-2. The well spudded on August 25, 2007 and reached a total depth of 12,140 feet on October 17, 2007. Logs indicate total potential net pay of approximately 125 feet of high quality reservoir sands in the Mirador and Guadalupe formations. We have initially completed four intervals, with a total of 45 feet of sand, in the Upper and Lower Mirador formations of the Corcel-2 well. These intervals were tested over a 24-hour period at rates increasing to 3,100 bopd on natural flow. The well is now shut in for pressure build up and will then be placed on an extended production test with an electric submersible pump. The pump will be capable of handling up to 6,000 barrels of total fluid production per day.

This initial Mirador completion is being executed with the drilling rig. The rig will then move to drill the third well from the same platform, Corcel-3, to further delineate our first Corcel discovery. After drilling Corcel-3 we expect to use the drilling rig to drill at least one of our Llanos Basin dry-season-only exploration wells, after which we plan to resume our Corcel drilling program starting with the Corcel-C exploration well. The rig is then expected to remain at Corcel for the rest of 2008 to continue drilling additional exploration and delineation wells.

The Corcel Block is situated in a drier region of the Llanos Basin and we have an all-weather road to the location which will accommodate year round production. Production is currently being processed through temporary facilities and trucked. We are designing permanent production facilities and a pipeline and applying for required governmental approvals.

The ultimate size of the Corcel discovery will be defined through our long-term production testing and delineation drilling program. Petrominerales has identified five additional Corcel prospects, and at least four contingent delineation wells. These locations have been defined from our 47 square kilometre 3D seismic survey, which covers approximately 15 percent of the 79,815-acre Block. A 2008 3D seismic program is planned for our 26,341-acre Guatiquia Block, which adjoins the Corcel Block to the south. At that time we also plan to further expand the 3D seismic coverage over our Corcel Block.

Joropo Block

Our Ojo de Tigre-2 well on the Joropo Block in the Llanos Basin was completed and initial production testing commenced, but was suspended with the onset of the rainy season earlier in 2007. Initial test rates reached 450 barrels of fluid per day with a water cut of 20 percent and a gravity of 29 degrees API. The test interpretation indicated very high skin damage which was likely caused by the gravel pack completion. We will be returning to remediate the skin damage and conduct further testing of the well after the end of the rainy season in late 2007 or early 2008. The ultimate size of the prospect will be determined through long-term production testing and follow-up drilling. A second Joropo exploration well is planned for the first quarter of 2008. Successful development of the Joropo Block will require upgraded surface access to support year-round production.

This initial result at Joropo is very encouraging as we have only evaluated a very small part of the 72,257 acre Joropo Block to-date, and we have now acquired two adjoining Blocks, Jabali and Jaguar, totalling an additional 69,122 acres.

Las Aguilas Block

Our Conga-1 exploration well was recently drilled, logged and cased as a potential oil well on our Las Aguilas Block, offsetting the Orito field in the Putumayo Basin. Completion and testing operations will commence later in November.

2008 Exploration Program

We plan to drill eight exploration wells during our 2008 exploration program, which will be focused once again on the Llanos Basin, where we plan to test seven new prospects. Six of these wells are scheduled to be drilled during the upcoming dry season (December 2007 through April 2008) with two wells to be drilled at Mapache, one at Joropo, one at Castor, one at Casanare Este, and one at Casimena. Our next Corcel exploration well is expected to be drilled in the second quarter of 2008 and our second Las Aguilas exploration well, in the Putumayo Basin, is expected to be drilled in the second half of 2008. We also plan to shoot additional 3D seismic at Joropo and Corcel, to further delineate prospects on these Blocks. This program will also include seismic on our adjoining blocks to satisfy our first phase work commitments.

Heavy Oil

Petrominerales has three large blocks in the southern Llanos Basin heavy oil belt, Chiguiro Oeste, Chiguiro Este and Rio Ariari. Our heavy oil blocks offset the Caño Sur Block, which is being developed by a recently announced partnership between Shell and Ecopetrol, reflecting the increasing interest in the heavy oil potential of this area.

In 2008, we plan to shoot 576 kilometres of reconnaissance 2D seismic on our Chiguiro Oeste and Rio Ariari Blocks and a combination of 2D and 3D seismic over our Chiguiro Este Block where we are targeting large heavy oil accumulations.

In addition, Petrominerales intends to participate in the upcoming Heavy Oil Bid Round, expected to be announced early next year. Petrobank's proprietary THAI™ technology, which Petrominerales has licensed, represents a paradigm shift in heavy oil recovery technology. THAI™ is well suited to the Colombian heavy oil environment and should give us a competitive advantage to efficiently develop Colombian heavy oil opportunities in an environmentally and socially responsible fashion.

THAI™ is being field-proven by Petrobank in the Canadian oil sands and provides the opportunity to create a step change in the development of heavy oil resources globally. During the process, a high temperature combustion front is created underground where part of the oil in the reservoir is burned, generating heat, which reduces the viscosity of the remaining oil allowing it to flow by gravity to a horizontal production well. The combustion front sweeps the oil from the toe to the heel of the horizontal producing well, recovering up to an estimated 80 percent of the original-oil-in-place while partially upgrading the heavy crude oil in-situ.

Petrominerales Ltd.

Petrominerales Ltd. is a Latin American-based exploration and production company producing oil from three blocks in Colombia and has contracts on 13 exploration blocks covering a total of 1.5 million acres in the Llanos and Putumayo Basins. Petrominerales is 76.6 percent owned by Petrobank Energy and Resources Ltd. (TSX: PBG).

Forward-Looking Statements

Certain information provided in this press release constitutes forward-looking statements. The words "anticipate", "expect", "project", "estimate", "forecast" and similar expressions are intended to identify such forward-looking statements. Specifically, this press release contains forward-looking statements relating to the timing of capital projects and the results of operations. The reader is cautioned that assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be incorrect. Actual results achieved during the forecast period will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors. You can find a discussion of those risks and uncertainties in our Canadian securities filings. Such factors include, but are not limited to: general economic, market and business conditions; fluctuations in oil prices; the results of exploration and development drilling, recompletions and related activities; timing and rig availability, outcome of exploration contract negotiations; fluctuation in foreign currency exchange rates; the uncertainty of reserve estimates; changes in environmental and other regulations; risks associated with oil and gas operations; and other factors, many of which are beyond the control of the Company. There is no representation by Petrominerales that actual results achieved during the forecast period will be the same in whole or in part as those forecast. Except as may be required by applicable securities laws, Petrominerales assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

For more information please contact:
John D. Wright, President and Chief Executive Officer
Corey C. Ruttan, Vice-President Finance and Chief Financial Officer
Jack F. Scott, Executive Vice-President and Colombian Country Manager
Telephone: (403) 750-4400 or 011 571 629 2701


Petrominerales

Petrominerales Ltd.
Teleport Business Center – Torre B,
Calle 113 No 7-45, Piso 15
Bogotá D.C., Colombia
Phone: 011 571 629 2701
or (403) 750-4400
Fax: 011 571 629 4723
TSX: PMG


END